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SEC 2560 (10-03)	

This Form CB contains 416 pages, including all exhibits.


05047415

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM (AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Highbury House Communications Plc
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

England and Wales
(Jurisdiction of Subject Company's Incorporation or Organization)

Mark Millar
(Name of Person(s) Furnishing Form)

Ordinary shares
(Title of Class of Subject Securities)

ISIN GB0004113121
(CUSIP Number of Class of Securities (if applicable))

Hafeez Anjarwalla
Highbury House Communications Plc
The Publishing House
1-3 Highbury Station Road
Islington, London N1 1SE
United Kingdom
Telephone: 011 44 20 7608 6600 Fax: 011 44 20 7608 6605
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Offer commenced March 11, 2005
(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

SEC 2560 (10-03) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

1. Offer document of Future plc for the ordinary shares of Highbury House Communications plc dated March 11, 2005.
2. U.S. Form of Acceptance of Future plc for the ordinary shares of Highbury House Communications plc dated March 11, 2005, including a Substitute Form W-9.
3. United Kingdom Listing Particulars of Future plc dated March 11, 2005.
4. 2004 Annual Report of Future plc.

(b) Not applicable.

Item 2. Informational Legends

Included in attached exhibits, as applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Press release of Future plc dated March 11, 2005, announcing the mailing of the offer documents.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X was filed by Future plc with the Securities and Exchange Commission on February 15, 2005.

(2) Not applicable.

EXHIBIT INDEX

Number	Description
1.0*	Joint press release of Future plc and Highbury House Communications plc dated February 14, 2005.
2.0	Offer document dated March 11, 2005, in relation to the partial cash offer by Future plc for the ordinary shares of Highbury House Communications plc.
2.1	U.S. Form of Acceptance of Future plc for the ordinary shares of Highbury House Communications plc dated March 11, 2005, including a Substitute Form W-9.
2.2	United Kingdom Listing Particulars of Future plc dated March 11, 2005.
2.3	2004 Annual Report of Future plc.
2.4	Press release of Future plc dated March 11, 2005, announcing the mailing of the offer documents.

* Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB on February 15, 2005.

EXHIBIT 2.0

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the Offer or as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent professional adviser.

If you have sold or otherwise transferred all your Highbury Shares, please forward this document, the accompanying Form of Acceptance and reply-paid envelope, the Listing Particulars together with the other accompanying documents as soon as possible to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the United Kingdom and the United States may be restricted by law and therefore persons into whose possession this document comes should inform themselves of, and observe, such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This document should be read in conjunction with the accompanying Form of Acceptance and (to the extent you may lawfully receive them) the Listing Particulars relating to Future, which have been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000. A copy of the Listing Particulars has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of the Financial Services and Markets Act 2000.

Applications have been made to the UK Listing Authority for the New Future Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on its market for listed securities. It is expected that admission of the New Future Shares to the Official List will become effective and that any dealings on the London Stock Exchange (for normal settlement) will commence at 8.00 am (London time) on the first Dealing Day following the date on which the Offer becomes or is declared unconditional in all respects (save for any condition relating to Admission).


future

Media with passion

RECOMMENDED OFFER ("OFFER")

by

MORGAN STANLEY & CO. LIMITED ("MORGAN STANLEY")

on behalf of

FUTURE PLC ("FUTURE")

for

HIGHBURY HOUSE COMMUNICATIONS PLC ("HIGHBURY")

and in the United States of America by Future

To accept the Offer, the enclosed Form of Acceptance should be completed, signed and returned, whether or not your Highbury Shares are held in CREST, as soon as possible and, in any event, so as to be received by post at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by hand only (during normal business hours) at Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX by no later than 3.00 p.m. (London time) on Friday 1 April 2005.

The procedure for acceptance of the Offer is set out in paragraph 19 of Part II of this document and in the accompanying Form of Acceptance. If you are a CREST sponsored member, you should refer to your CREST sponsor before completing the Form of Acceptance, as only your CREST sponsor will be able to send the necessary TTE Instruction to CRESTCo.

Morgan Stanley & Co. Limited is acting for Future and no-one else in connection with the Offer, and will not be responsible to anyone other than Future for providing the protections afforded to its clients nor for providing advice in relation to the Offer or any matter referred to herein.

Close Brothers Corporate Finance Limited, which is regulated by the Financial Services Authority, is acting for Highbury and no-one else in connection with the Offer and will not be responsible to anyone other than Highbury for providing the protections afforded to its customers nor for providing advice in relation to the Offer or any matter referred to herein.

Unless otherwise determined by Future and except to the extent permitted by applicable laws, the Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and the Offer is not capable of acceptance from or within these jurisdictions. Accordingly, neither this document nor the accompanying Form of Acceptance, nor the Listing Particulars nor the accompanying documents nor any related document are being, and no such document may be, directly or indirectly, mailed or otherwise forwarded, distributed or sent, in whole or in part, in, into or from Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in, into or from Australia, Canada or Japan or any other jurisdiction, if to do so would violate applicable laws in such jurisdiction.

The ability of Highbury Shareholders who are not resident in the United Kingdom or the United States to accept the Offer may be affected by the laws of the relevant jurisdictions in which they are located. Such persons should inform themselves of, and observe, any applicable requirements.

The New Future Shares have not been, and will not be, registered under the US Securities Act or under the securities laws of any state of the United States; have not been, and will not be, qualified for sale or resale under the securities laws of any province or territory of Canada; and no prospectus in relation to them has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, the New Future Shares are not being and will not be offered, sold, resold or delivered, directly or indirectly, in or into Australia, Canada or Japan or any other jurisdiction or to or for the account or benefit of any residents of Australia, Canada or Japan if to do so would constitute a violation of the laws of, or require registration thereof in, the relevant jurisdiction.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains statements about members of the Future Group and the Highbury Group that are or may be forward-looking statements. All statements other than statements of historical facts included in this document may be forward-looking statements. Any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negative thereof are forward-looking statements. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, profits, economic performance, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Future's or Highbury's operations; and (iii) the effects of government regulation on Future's or Highbury's businesses.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance, or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. All subsequent oral or written forward-looking statements attributable to Future or Highbury, or any of their members or any persons acting on their behalf, are expressly qualified in their entirety by the cautionary statement above. Except as required by law and regulation, neither Future nor any other party intends to update these forward-looking statements, even though the affairs of Future will change from time to time.

OFFER IN THE UNITED STATES

The Offer in the United States is being made solely by Future and neither Morgan Stanley & Co. Limited nor any of its affiliates or related entities is making the Offer in the United States.

Notice to New Hampshire Residents: Neither the fact that a registration statement or an application for a license has been filed under this chapter with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the New Hampshire Secretary of State that any document filed under Chapter 421-B of the New Hampshire Revised Statutes Annotated is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State of New Hampshire has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security, or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of this paragraph.

Future is not aware of any jurisdiction in which the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid statute of any state of the United States. If Future becomes aware of any valid US state statute prohibiting the making of the Offer, it will make a good faith effort to comply with such US state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Future cannot comply with any such state statute, the Offer will not be made to (and tenders will not be accepted from or on behalf of) holders in such state.

The Offer is being made for securities of a United Kingdom company and United States investors should be aware that the Announcement, this document, the Listing Particulars and any other disclosure documents relating to the Offer have been or will be prepared in accordance with the City Code (as applicable), the Listing Rules (as applicable) and United Kingdom disclosure requirements, format and style, all of which differ from those in the United States. Future's and Highbury's financial statements, and all financial information that was included in the Announcement or that is or may be included in this document or the Listing Particulars or any other disclosure documents relating to the Offer, have been or will be prepared in accordance with United Kingdom generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

Future is incorporated under the laws of England and Wales. All of the Future Directors are residents of countries other than the United States. As a result, it may not be possible for United States shareholders of Future to effect service of process within the United States upon Future or such Future Directors or to enforce against any of them judgements of the United States predicated upon the civil liability provisions of the federal securities laws of the United States. It may not be possible to sue Future or its officers or directors in a non-US court for violations of the US securities laws.

In accordance with normal UK market practice, Future or its nominees or brokers (acting as agents) may from time to time during the period in which the Offer remains open for acceptance make certain purchases of, or arrangements to purchase, Highbury Shares otherwise than under the Offer, such as in open market or privately negotiated purchases. Such purchases, or arrangements to purchase, will comply with all applicable UK rules, including the City Code, the Listing Rules and the rules of the London Stock Exchange.

Any person who, alone or acting together with any other person(s) pursuant to an agreement or any understanding (whether formal or informal) to acquire or control securities of Highbury, owns or controls, or becomes the owner or controller, directly or indirectly, of 1 per cent. or more of the issued Highbury Shares is generally required under the provisions of Rule 8 of the City Code to notify a Regulatory Information Service and the Panel of every dealing in such securities during the Offer period. Please consult your financial adviser immediately if you believe this Rule may be applicable to you.

TABLE OF CONTENTS

PART I
LETTER OF RECOMMENDATION FROM THE CHAIRMAN OF HIGHBURY HOUSE COMMUNICATIONS PLC

Highbury House
Communications plc

Registered office:
Jordan House
47 Brunswick Place
London N1 6EB
(Registered in England under number 01398522)

11 March 2005

To Highbury Shareholders and, for information only, to Highbury Optionholders

Dear Shareholder,

RECOMMENDED OFFER FOR HIGHBURY HOUSE COMMUNICATIONS PLC

On 14 February 2005, the boards of Future and Highbury announced that they had reached agreement on the terms of a recommended share offer (with a Partial Cash Alternative) to be made by Morgan Stanley, on behalf of Future (or by Future in the United States), to acquire the whole of the issued and to be issued ordinary share capital of Highbury.

This letter sets out the background to the Offer and the reasons why the Highbury Directors are unanimously recommending that Highbury Shareholders accept the Offer.

1. The Offer

The Offer, which is subject to the terms and conditions set out in the letter from Morgan Stanley in Part II of this document, in Appendix I to this document and in the Form of Acceptance, is being made by Morgan Stanley, on behalf of Future (or by Future in the United States), on the following basis:

10 New Future Shares for every 83.25 Highbury Shares

and so on in proportion for any number of Highbury Shares held. Fractions of New Future Shares will not be allotted to Highbury Shareholders who accept the Offer. Instead, entitlements to New Future Shares will be rounded down to the nearest whole number of New Future Shares and the New Future Shares representing the aggregate of these fractional entitlements will be sold in the market and the net proceeds will be retained for the benefit of the Enlarged Group.

The Offer values the issued share capital of Highbury at approximately £32.1 million and each Highbury Share at 10.15 pence (calculated using the Closing Price of a Future Share of 84.50 pence on 9 March 2005, being the latest practicable date prior to the publication of this document), representing a premium of:

- 37.5 per cent. over the Closing Price of a Highbury Share of 7.38 pence on 25 January 2005, being the last Dealing Day prior to Highbury's announcement on 26 January 2005 that it had received an approach that might or might not lead to an offer for Highbury;
- 8.2 per cent. over the Closing Price of a Highbury Share of 9.38 pence on 11 February 2005, being the last Dealing Day prior to the Announcement;
- 4.1 per cent. over the Closing Price of a Highbury Share of 9.75 pence on 9 March 2005, being the latest practicable date prior to the publication of this document; and
- 21.8 per cent. over the price of 8.33 pence per Highbury Share, being the average Closing Price of a Highbury Share over the three months prior to 26 January 2005.

At the Offer price, Highbury has an enterprise value of £89.8 million, including Highbury's current net debt of £57.7 million (as at 9 March 2005), which will be repaid, following the Offer becoming or being declared unconditional in all respects, using funds available to the Enlarged Group under the credit facility from Barclays Bank PLC (referred to in paragraph 10 of Appendix III to this document).

The Offer includes a Partial Cash Alternative described in more detail in paragraph 2 of this letter.

The New Future Shares will rank *pari passu* with existing Future Shares in all respects, including the right to receive all dividends declared, made or paid from the date the Offer becomes or is declared unconditional in all respects. It is expected that Future's interim dividend for the six months ending 31 March 2005 will be declared after the Offer becomes or is declared unconditional in all respects and will be paid, *inter alios*, to those Highbury Shareholders who have validly accepted the Offer and to whom New Future Shares have been issued prior to the record date for such interim dividend.

The Offer will be conditional, *inter alia*, on the approval of the Acquisition by Future Shareholders. An Extraordinary General Meeting of Future has been convened for 11.00 a.m. (London time) on Thursday 31 March 2005 to approve the Acquisition.

Full acceptance of the Offer will result in the issue of up to approximately 38.0 million New Future Shares by Future, resulting in Highbury Shareholders holding approximately 10.44 per cent. of the Enlarged Share Capital (assuming (i) no exercise of any of the options granted under the Future Incentive Schemes after 9 March 2005 (being the latest practicable date prior to the publication of this document), (ii) no elections for cash under the Partial Cash Alternative and (iii) no exercise of any of the options granted under the Highbury Share Option Schemes and no further Highbury Shares issued after 9 March 2005 (being the latest practicable date prior to the publication of this document)).

2. Partial Cash Alternative

Under the Partial Cash Alternative, each Highbury Shareholder who validly accepts the Offer may elect to receive, subject to the limitations set out below, 10.0 pence in cash for each Highbury Share, instead of some or all of the New Future Shares to which he would otherwise become entitled. The aggregate amount of cash payable pursuant to the Partial Cash Alternative will not exceed £10.0 million. Accordingly, the extent to which effect will be given to elections for the Partial Cash Alternative will depend upon the extent to which elections under the Partial Cash Alternative are not made by other Highbury Shareholders. If such cash amount is insufficient to satisfy all elections for the Partial Cash Alternative, such elections will be scaled down as nearly as is practicable on a pro rata basis to the applications, with the balance of entitlements being satisfied in New Future Shares (subject to fractional entitlements being treated as referred to in paragraph 1 of this letter).

The Partial Cash Alternative will remain open until 3.00 p.m. (London time) on Friday 1 April 2005 and may not be available thereafter. The Partial Cash Alternative is conditional upon the Offer becoming or being declared unconditional in all respects.

The cash payable under the Partial Cash Alternative will be funded from a new committed credit facility from Barclays Bank PLC. Further details of this facility are set out in paragraph 10 of Appendix III to this document.

Further information on the Partial Cash Alternative is set out in paragraph 6 of Part B of Appendix I to this document.

3. Background to and reasons for the Highbury Directors' recommendation

On 2 August 2004, the Highbury board announced a number of management changes in order to reflect the changed needs of the Highbury Group and I was appointed non-executive Chairman of Highbury. The new executive team of Mark Simpson as Chief Executive Officer, Owen Davies (who joined on 27 September 2004) as Finance Director and David Nizol as Chief Operating Officer committed itself to a thorough operational and strategic review of the business, targeted for completion by the end of December 2004.

These management changes followed an extremely active period over several years during which Highbury had pursued an acquisitive growth strategy. However, the integration process had not kept pace with the increased scale of the business. In particular, financial controls and management information systems required upgrading to provide the quality of information for the Highbury Group to benefit fully from the acquisition strategy. This upgrading process continues. In the Highbury Directors' view, these weaknesses contributed to the trading results proving disappointing in recent years.

The output from the operational and strategic review quickly reconfirmed the previously stated intention to focus on consumer magazine publishing which had been announced with the interim results for the six months to 30 June 2004 on 28 September 2004 but also the need to accelerate the programme of asset divestments to reduce the burden of debt as rapidly as possible. The first of these disposals, announced on 9 February 2005, was the conditional agreement to dispose of BCom, Highbury's business publishing operations.

The new management team also introduced much improved business disciplines and significantly reorganised the business to provide a more coherent approach to the objectives of improving editorial content, circulation and advertising revenues. However, the Highbury Directors believe that the benefits of these actions, including for example the relaunch of the Home Interest titles, increased spend on editorial content and greater focus on increasing circulation and advertising revenues, will not start to be seen until the second half of 2005.

The disappointing trading in recent years, in conjunction with the unsuccessful attempt to sell the business publishing operations in 2003 and the significant debt that was assumed for the acquisition of Paragon Publishing Holdings Limited in July 2003, resulted in gearing that was much too high for the scale of the Highbury Group. This position has become exacerbated as a result of trading in parts of our business, particularly the lifestyle titles, being softer than anticipated in the third and fourth quarters of 2004, as set out in the pre-close announcement made on 31 January 2005, and this pattern continuing into the first weeks of the current financial year. In addition the business has been affected by the significant reorganisation costs and the balance sheet write downs relating to prior years' accounting periods, both of which impacted negatively on the already existing pressures on our banking facilities.

As was stated in the announcement made by Highbury on 31 January 2005, Highbury has been negotiating new banking facilities to reflect the planned much changed structure of the business. On 1 March 2005, it was announced that new banking facilities had been agreed, details of which are summarised in paragraph 11.2(s) of Part VI of the Listing Particulars.

In the opinion of the Highbury Directors, the terms of the revised facilities underline the position that the quantum of facilities required by the Highbury Group is too high given current profitability. This is reflected in the pricing of the facilities which in terms of both margin and fees reflects the banks' attitude that the level of risk they are assuming is now well beyond that consistent with conventional levels of debt. In particular, approximately £68 million of the £73 million of total facilities are repayable or expire between 15 July 2006 and 2 January 2007 and the cost of the facilities in terms of significant fees is linked to the speed at which the total debt can be reduced. In addition, the facilities contain the right for the banks to receive warrants over 4.73 per cent. of the issued equity share capital of Highbury in the event that the Offer lapses and no other competing offer is declared unconditional and the amount outstanding under certain of the facilities has not been substantially reduced by 1 June 2005.

In view of the various issues described above, the Highbury Directors considered other strategic options including seeking to merge Highbury with another publishing business or finding a buyer for the Highbury Group, to which end an approach from Future, which has resulted in the Offer, was pursued. In considering the relative merits of recommending the Offer to Highbury Shareholders as compared with remaining independent, the Highbury Directors considered that the ability of the management team to generate value for existing Highbury Shareholders if the Highbury Group were to remain independent would be uncertain for the following reasons:

- the current divestment programme alone would not provide a complete solution to the Highbury Group's indebtedness burden or provide it with sufficient resources to grow the business through investment in existing titles and the acquisition of additional ones;
- a significant injection of new equity capital in conjunction with further divestments would, in all likelihood, be necessary to reduce the Highbury Group's reliance on high levels of debt finance; and
- the scale of the business, in a highly competitive market, would be sub-optimal making it difficult to secure best terms with suppliers, distributors and retailers and to compete for opportunities to purchase attractive titles.

Future is a similar but larger business than ours. The Highbury Directors believe that it faces many of the same strategic issues as Highbury but from a position of much greater strength. It also has a stated strategy of expanding its portfolio of special-interest consumer magazines. In the Highbury Directors' opinion, the Future and Highbury portfolios are complementary. The acquisition of Highbury would build on Future's existing offering in sectors such as cars, computer games, computing, digital photography, hobbies & pastimes, home entertainment and parenting and would open up new sectors adjacent to its current operations in areas such as gardening, home interest, men's lifestyle, motorbikes and puzzles. The resulting business would be the second largest publisher of special-interest consumer magazines in the UK and the third largest UK consumer magazine publisher overall, in each case as measured by retail sales value.

The Highbury Directors consider that Highbury as part of Future should benefit from increased operational and financial scale and have enhanced opportunities to drive revenue growth. The Future Directors have also estimated that the annualised operating cost savings as a result of combining the two businesses will amount to at least £4.5 million in the first full financial year of ownership of Highbury. This estimate approximately accords with the Highbury Directors' assessment of the possible level of annualised cost savings, based on their understanding of the two businesses.

The letter from Morgan Stanley in Part II of this document sets out more fully the benefits of combining the two businesses.

From a Highbury Shareholder's point of view, the Offer provides the opportunity to:

- roll your investment into New Future Shares at a significant premium to the Highbury share price on 25 January 2005, the last Dealing Day prior to Highbury's announcement on 26 January 2005 that it had received an approach that might or might not lead to an offer for Highbury;
- invest in a company which has significantly lower gearing and therefore a more stable capital structure than Highbury's;
- participate through the share offer in the future development of the Enlarged Group and potentially to access value from the estimated cost savings of combining Highbury with Future;
- benefit in the near term from all dividends paid in respect of Future Shares following the Offer becoming or being declared unconditional, including the expected interim dividend in respect of the six months ending 31 March 2005, whereas Highbury is constrained from paying any dividends without the consent of its banks; and
- in respect of at least a proportion of your Highbury Shares, receive certain value in cash now through the Partial Cash Alternative if you do not want to accept the basic terms of the Offer in full.

In conclusion, in deciding to recommend the Offer, there was a comparison to be made between, on the one hand, the medium-term prospects for shareholder value of remaining independent under Highbury's new management team, taking account of the uncertainties and challenges of delivering the turnaround against the pressure of a very highly geared balance sheet, and, on the other, the opportunity for Highbury Shareholders to roll their Highbury Shares at a significant premium into a larger, more stable business with better growth prospects. The Highbury Directors unanimously decided that they should recommend the Offer.

4. Current trading of Highbury

Text extracted from the pre-close trading statement made by Highbury on 31 January 2005, and from the profit estimate made by Highbury on 11 March 2005, together with further information on the basis of preparation of the profit estimate, is contained in the Listing Particulars accompanying this document.

5. Irrevocable undertakings

Future has received irrevocable undertakings from the Highbury Directors (and certain of their connected persons) to accept the Offer in respect of their holdings of 4,636,734 Highbury Shares in aggregate, representing approximately 1.5 per cent. of Highbury's issued share capital. These irrevocable undertakings to accept the Offer are binding unless the Offer lapses or is withdrawn.

6. Inducement fee

As an inducement to Future to make the Offer, Highbury and Future have entered into an agreement under which Highbury has agreed to pay Future in cash a fee of approximately £0.3 million (inclusive of VAT) in certain circumstances. Further details of the inducement fee are set out in paragraph 5 of the letter from Morgan Stanley in Part II of this document.

7. **Management and employees**

Future has confirmed that, upon the Offer becoming or being declared unconditional in all respects, the existing employment rights, including pension rights, of all the employees of Highbury will be fully safeguarded.

Mark Simpson, Highbury's Chief Executive Officer, will be retained for a period of 30 days following the date on which the Offer becomes or is declared unconditional in all respects, on a full time basis and a further five months thereafter on an ad hoc basis, to assist with the integration of the business of the Highbury Group into the business of the Future Group.

Owen Davies, Highbury's Finance Director, will be retained for a period of 30 days (which can be extended by a further 30 days) from the date on which the Offer becomes or is declared unconditional in all respects, on a full time basis and for a further four months thereafter on an ad hoc basis, to assist with the integration of the business of the Highbury Group into the business of the Future Group.

Further details of these arrangements are set out in paragraph 8(c) of Appendix III to this document. It is intended that the other Highbury Directors will stand down from the board of Highbury once the Offer becomes or is declared unconditional in all respects.

8. **Compulsory acquisition and cancellation of listing and trading**

If Future receives acceptances under the Offer in respect of, and/or otherwise acquires, 90 per cent. or more of the Highbury Shares to which the Offer relates and the Offer becomes or is declared unconditional in all respects, Future intends to exercise its rights pursuant to the provisions of sections 428 to 430F (inclusive) of the Act to acquire compulsorily Highbury Shares in respect of which acceptances have not then been received.

It is intended that, following the Offer becoming or being declared unconditional in all respects and subject to any applicable requirements of the UK Listing Authority, Future will procure that Highbury applies to the UK Listing Authority for the listing of the Highbury Shares on the Official List to be cancelled and to the London Stock Exchange for the admission to trading of the Highbury Shares to be cancelled. It is anticipated that such cancellations will take effect no earlier than 20 Dealing Days after the Offer becomes or is declared unconditional in all respects.

The cancellation of listing on the Official List and admission to trading on the London Stock Exchange would significantly reduce the liquidity and marketability of any Highbury Shares in respect of which acceptances of the Offer have not been submitted.

Following the Offer becoming or being declared unconditional in all respects, it is also the intention of Future to propose a resolution to re-register Highbury as a private company under the relevant provisions of the Act.

9. **Highbury Share Option Schemes**

Information relating to the effect of the Offer on participants in the Highbury Share Option Schemes is set out in paragraph 16 of the letter from Morgan Stanley in Part II of this document.

10. **Taxation**

The attention of Highbury Shareholders is drawn to paragraph 18 of the letter from Morgan Stanley in Part II of this document headed "Taxation". If you are in any doubt as to your tax position, you should consult with an appropriate professional adviser immediately.

11. **Actions to be taken to accept the Offer**

The procedure for acceptance of the Offer is set out in paragraph 19 of the letter from Morgan Stanley in Part II of this document and in the accompanying Form of Acceptance. The procedure for settlement of consideration due to validly accepting Highbury Shareholders is described in paragraph 20 of the letter from Morgan Stanley in Part II of this document.

If you wish to accept the Offer, you should complete the Form of Acceptance in accordance with the instructions printed on it, whether or not your Highbury Shares are held in CREST, and return it in the reply-paid envelope provided as soon as possible and, in any event, so as to be received by post at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by hand only (during normal business

hours) at Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX by no later than 3.00 p.m. (London time) on Friday 1 April 2005.

Your decision as to whether to accept the Offer will depend, *inter alia*, on your individual circumstances. If you are in any doubt as to the action you should take, you should seek your own independent financial advice.

12. Recommendation

The Highbury Directors, who have been so advised by Close Brothers, consider the terms of the Offer to be fair and reasonable. In providing advice to the Highbury Directors, Close Brothers has taken into account the commercial assessments of the Highbury Directors.

Accordingly, the Highbury Directors unanimously recommend that Highbury Shareholders accept the Offer as they (and certain of their connected persons) have irrevocably undertaken to do in respect of their holdings of Highbury Shares amounting to approximately 1.5 per cent. of the issued share capital of Highbury.

Yours faithfully



Simon Neathercoat
Chairman

PART II

LETTER FROM MORGAN STANLEY


Morgan Stanley

Morgan Stanley & Co. Limited

Registered office:
25 Cabot Square
Canary Wharf
London E14 4QA

(Registered in England and Wales, No. 2164628)

11 March 2005

To Highbury Shareholders and, for information only, to Highbury Optionholders

Dear Highbury Shareholder,

RECOMMENDED OFFER FOR HIGHBURY HOUSE COMMUNICATIONS PLC

1 Introduction

On 14 February 2005, the boards of Future and Highbury announced that they had reached agreement on the terms of a recommended share offer (with a Partial Cash Alternative) to be made by Morgan Stanley, on behalf of Future (or by Future in the United States), to acquire the whole of the issued and to be issued ordinary share capital of Highbury. This letter, Appendix I to this document and the accompanying Form of Acceptance formally set out the Offer, including such further terms as may be required to comply with US federal securities laws.

Your attention is drawn to the letter from the Chairman of Highbury set out in Part I of this document which sets out the unanimous recommendation of the Highbury Directors, having been so advised by Close Brothers, that Highbury Shareholders accept the Offer as the Highbury Directors intend to do in respect of their holdings of Highbury Shares, representing approximately 1.5 per cent. of the issued share capital of Highbury.

Your attention is also drawn to the enclosed Listing Particulars, which contain detailed financial and other information in relation to both Future and Highbury, and to the enclosed Future Annual Report and Accounts, which contain detailed financial information on Future.

If you wish to accept the Offer you should complete the Form of Acceptance in accordance with the instructions printed on it (whether or not your Highbury Shares are held in CREST), and return it in the reply-paid envelope provided as soon as possible and, in any event, so as to be received by post at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by hand only (during normal business hours) at Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX by no later than 3.00 p.m. (London time) on Friday 1 April 2005. The procedure for acceptance of the Offer is set out in paragraph 19 of this letter, in Part C of Appendix I to this document and in the Form of Acceptance.

2. The Offer

Morgan Stanley, on behalf of Future (or Future in the United States), hereby offers to acquire all of the Highbury Shares, on the terms and subject to the conditions set out in this letter, in Appendix I to this document and in the accompanying Form of Acceptance.

The Offer is made on the following basis:

10 New Future Shares **for every 83.25 Highbury Shares**

and so on in proportion for any number of Highbury Shares held. Fractions of New Future Shares will not be allotted to Highbury Shareholders who accept the Offer. Instead, entitlements to New Future Shares will be rounded down to the nearest whole number of New Future Shares and the New Future Shares representing the aggregate of these fractional entitlements will be sold in the market and the net proceeds will be retained for the benefit of the Enlarged Group.

The Offer includes a Partial Cash Alternative described in paragraph 3 of this letter.

The Offer values the issued share capital of Highbury at approximately £32.1 million and each Highbury Share at 10.15 pence (calculated using the Closing Price of a Future Share of 84.50 pence on 9 March 2005, being the latest practicable date prior to the publication of this document), representing a premium of:

- 37.5 per cent. over the Closing Price of a Highbury Share of 7.38 pence on 25 January 2005, being the last Dealing Day prior to Highbury's announcement on 26 January 2005 that it had received an approach that might or might not lead to an offer for Highbury;
- 8.2 per cent. over the Closing Price of a Highbury Share of 9.38 pence on 11 February 2005, being the last Dealing Day prior to the Announcement;
- 4.1 per cent. over the Closing Price of a Highbury Share of 9.75 pence on 9 March 2005, being the latest practicable date prior to the publication of this document; and
- 21.8 per cent. over the price of 8.33 pence per Highbury Share, being the average Closing Price of a Highbury Share over the three months prior to 26 January 2005.

At the Offer price, Highbury has an enterprise value of £89.8 million, including Highbury's current net debt of £57.7 million (as at 9 March 2005), which will be repaid, following the Offer becoming or being declared unconditional in all respects, using funds available to the Enlarged Group under the credit facility from Barclays Bank PLC (referred to in paragraph 10 of Appendix III to this document).

The New Future Shares will rank *pari passu* with existing Future Shares in all respects, including the right to receive all dividends declared, made or paid from the date the Offer becomes or is declared unconditional in all respects. It is expected that Future's interim dividend for the six months ending 31 March 2005 will be declared after the Offer becomes or is declared unconditional in all respects and will be paid, *inter alios*, to those Highbury Shareholders who have validly accepted the Offer and to whom New Future Shares have been issued prior to the record date for such interim dividend.

The Offer will be conditional, *inter alia*, on the approval of the Acquisition by Future Shareholders. An Extraordinary General Meeting of Future has been convened for 11.00 a.m. (London time) on Thursday 31 March 2005 to approve the Acquisition.

Full acceptance of the Offer will result in the issue of up to approximately 38.0 million New Future Shares by Future, resulting in Highbury Shareholders holding approximately 10.44 per cent. of the Enlarged Share Capital (assuming (i) no exercise of any of the options granted under the Future Incentive Schemes after 9 March 2005 (being the latest practicable date prior to the publication of this document), (ii) no elections for cash under the Partial Cash Alternative and (iii) no exercise of any of the options granted under the Highbury Share Option Schemes and no further Highbury Shares issued after 9 March 2005 (being the latest practicable date prior to the publication of this document)).

The terms and conditions of the Offer are set out in this letter, in Appendix I to this document and in the Form of Acceptance, including such further terms as may be required to comply with US federal securities laws.

3. Partial Cash Alternative

Under the Partial Cash Alternative, each Highbury Shareholder who validly accepts the Offer may elect to receive, subject to the limitations set out below, 10.0 pence in cash for each Highbury Share, instead of some or all of the New Future Shares to which he would otherwise become entitled. The aggregate amount of cash payable pursuant to the Partial Cash Alternative will not exceed £10.0 million. Accordingly, the extent to which effect will be given to elections for the Partial Cash Alternative will depend upon the extent to which elections under the Partial Cash Alternative are not made by other Highbury Shareholders. If such cash amount is insufficient to satisfy all elections for the Partial Cash Alternative, such elections will be scaled down as nearly as is practicable on a pro rata basis to the applications, with the balance of entitlements being satisfied in New Future Shares (subject to fractional entitlements being treated as referred to in paragraph 2 of this letter).

The Partial Cash Alternative will remain open until 3.00 p.m. (London time) on Friday 1 April 2005 and may not be available thereafter. The Partial Cash Alternative is conditional upon the Offer becoming or being declared unconditional in all respects.

The cash payable under the Partial Cash Alternative will be funded from a new committed credit facility from Barclays Bank PLC. Further details of this facility are set out in paragraph 10 of Appendix III to this document.

Further information on the Partial Cash Alternative is set out in paragraph 6 of Part B of Appendix I to this document.

4. Background to and reasons for the Offer

Future is a successful international publisher of special-interest consumer magazines.

Future's stated strategy has been to focus on organic growth and selective acquisition opportunities within the special-interest consumer magazines sector which it knows well, primarily in the UK and US. This strategic focus has enabled Future to increase group sales by 33 per cent. and its adjusted annual operating profit by 136 per cent. comparing the audited published results for the year ended 31 December 2001 with the unaudited published results for the twelve months to 30 September 2004. Details of these results are included in the enclosed Future Annual Report and Accounts.

As part of this strategy, Future has acquired and successfully integrated 14 titles over the two years to 30 September 2004. These acquisitions were funded from the Future Group's own net cash resources rather than net debt. Since that date Future has purchased a further 16 titles. The Board considers that the Future Group is well positioned for further acquisition-based growth.

The Acquisition represents an attractive opportunity for the Future Group to take a significant further step forward within the special-interest consumer magazines sector. Following completion of the Acquisition, Future intends to continue the process of divestment of certain Highbury business units initiated by the management of Highbury, in order to focus on the consumer magazine portfolio.

Following completion of the Acquisition, Future will become the second-largest publisher of special-interest consumer magazines in the UK and the third-largest UK consumer magazine publisher overall, in each case as measured by retail sales value. Future had revenues for the year ended 31 December 2003 of £182.7 million and adjusted operating profits for the year ended 31 December 2003 of £22.5 million. Highbury had revenues for the year ended 31 December 2003 of £108.1 million and adjusted operating profits for the year ended 31 December 2003 of £10.1 million. As at 31 December 2004, the Enlarged Group (excluding BCom) would have had approximately 2,000 employees and would have published over 170 consumer magazine titles (excluding Highbury Local titles). Further pro forma financial information on the Enlarged Group is set out in Part IV of the Listing Particulars.

The Board believes that, as a result of combining the complementary magazine portfolios, the Enlarged Group will have increased scale and financial strength for stronger growth. The Board believes that the Acquisition will be beneficial to shareholders, customers and employees.

Specifically, given the synergies expected to be created through the combination, shareholders in the Enlarged Group will benefit from the value intended to be created by:

- **Further diversification of Future's portfolio**

Future will have an increasingly diverse portfolio of special-interest consumer titles, lessening its dependence on any one sub-sector. In particular, the Future Directors estimate that the revenue contribution from games titles for Future, which was 46 per cent. for the year ended 31 December 2003, would reduce to below 35 per cent. for the Enlarged Group (excluding BCom) and from 33 per cent. to below 25 per cent. for the enlarged UK business.

- **Expansion through the addition of a complementary portfolio of assets**

The Future and Highbury portfolios are highly complementary and they generally operate in the same or adjacent sectors. Indeed many of the attractive special-interest titles now owned by Highbury have previously been considered as acquisition targets by Future.

In particular, the Acquisition would build on Future's existing offering in sectors such as cars, computer games, computing, digital photography, hobbies & pastimes, home entertainment and parenting and will open up new sectors adjacent to its current operations in areas such as gardening, home interests, men's lifestyle, motorbikes and puzzles.

Future envisages that Highbury's US assets will be integrated into Future's established US operations, which in 2003 accounted for 25 per cent. of Future's turnover and that Highbury's contract publishing business will be merged with Future Plus, its own existing contract publishing operation.

- **Increased operational and financial scale**

The Acquisition will deliver further momentum to Future's UK and US operations through increased scale, strengthening its position within the retail environment. It will provide further financial strength to drive both organic and subsequent acquisition-led growth.

- **Enhanced revenue opportunities**

Future will use its financial strength and proven experience together with the combined management skills in the Enlarged Group to drive the launch of new titles and brand extensions. The portfolio of the Enlarged Group will be broader and deeper. Revenue opportunities include:

  - greater launch activity with a number of Highbury's titles acting as important platforms;
  - further development of Highbury's export and licensing activities;
  - more bases for subsequent acquisitions; and
  - building on a successful contract publishing skill-set.

- **Attractive cost savings**

The Future Directors believe that the annualised operating cost savings as a result of combining the two businesses will amount to at least £4.5 million in the first full financial year of ownership of Highbury (the year to 30 September 2006). These savings will be realised through operational efficiencies such as securing enhanced supply terms (including paper, print and cover-mounts) and the rationalisation of stock exchange listing and headquarters' costs and other overhead areas. The total costs of achieving these savings are expected to amount in total to up to £4.0 million, which are expected to be incurred in the current financial year.*

Other substantial benefits, at a cash cost to be determined, could include improved distribution arrangements and, separately, increased volume sales efficiency and rationalisation of the property portfolio, especially in central London (which may lead to an additional property provision).

- **More efficient balance sheet**

Following the Offer becoming or being declared unconditional in all respects and prior to the planned Highbury disposal of BCom, Highbury's current net debt of £57.7 million (as at 9 March 2005) will be repaid using funds available to the Enlarged Group under the credit facility from Barclays Bank PLC (referred to in paragraph 10 of Appendix III to this document). The Enlarged Group will therefore have aggregate borrowings of between £75 million and £85 million (assuming no elections under the Partial Cash Alternative and before receipt of the BCom disposal proceeds). This level of gearing is part of the Future Directors' plan for a more efficient capital structure. The Future Directors will continue to maintain a prudent overall approach to financing, whilst preserving flexibility to take advantage of further business opportunities in due course.

- **Earnings accretion**

The Future Directors believe that the Acquisition will have an accretive effect on earnings per share in the first full year of ownership. (This statement does not constitute a profit forecast nor should it be interpreted to mean that future earnings per share of Future following the Offer becoming or being declared unconditional in all respects will necessarily match or exceed historical earnings per share of Future).

* The expected operating cost savings have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and exchange rates and the current regulatory environment. The statement of estimated operating cost savings relates to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated. This statement should not be interpreted to mean that the earnings per share in the financial year of the Acquisition, or in any subsequent period, would necessarily match or be greater than those for the relevant preceding financial period.

- **Integration plan**

Future intends to blend Future's and Highbury's consumer businesses in the UK, also to integrate Highbury's smaller US business with Future's US business and to merge Highbury's contract publishing business with Future Plus. Future also intends to rationalise the Enlarged Group's property portfolio, preferably establishing a single central London site.

In addition, Future will integrate the different elements of Highbury to provide enhanced management visibility, control and responsiveness. The Future Directors believe that the Enlarged Group will provide an increased range of career opportunities for employees.

The Future Directors believe that, if approved, this transaction will also benefit Highbury Shareholders by affording them an opportunity to share in the success of the Enlarged Group, including the benefit of synergies not otherwise available to Highbury as a stand-alone business.

5. Inducement fee

As an inducement to Future to make the Offer, Highbury and Future have entered into an agreement under which Highbury has agreed to pay Future in cash a fee of approximately £0.3 million (inclusive of VAT), in the event that the Offer is withdrawn (whether before or after posting of this document) or lapses in accordance with its terms (other than solely as a consequence of (i) the non-fulfilment of the regulatory condition set out in paragraph (d) of Part A of Appendix I to this document or (ii) in the event of a Higher Competing Offer (as defined below), the non-fulfilment of the condition set out in paragraph (c) of Part A of Appendix I to this document) and prior to such withdrawal or lapse:

(i) any person or entity (other than Future or any person acting in concert with Future, as such term is defined in the Code) publicly announces an intention to make a Higher Competing Offer (as defined below) in accordance with Rule 2.5 of the Code, which has not been withdrawn prior to the withdrawal or lapse of the Offer and such Higher Competing Offer (as defined below) subsequently becomes or is declared unconditional in all respects;

(ii) the Highbury Directors (or any independent committee of the Highbury Directors) withdraw or modify, in a manner adverse to Future, their recommendation to the Highbury Shareholders in respect of the Offer; or

(iii) Highbury (or any other member(s) of the Highbury Group) enters into an agreement to dispose of any of Highbury's (or the Highbury Group's) assets (other than an agreement to dispose of BCom and/or Highbury Local) having an aggregate value in excess of £6 million without the consent of Future.

For the purposes of this paragraph 5, a "Higher Competing Offer" means an offer or proposal (however effected, including by means of a scheme of arrangement) to acquire Highbury Shares carrying more than 50 per cent. of the voting rights normally exercisable at general meetings which is made or to be made by, or on behalf of, a person or entity other than Future or any person acting in concert with Future and which involves either a cash offer (or a cash alternative to a securities exchange offer) at a price in excess of 10.0 pence per Highbury Share or a securities exchange offer (without a cash alternative), involving either (a) the issue of securities of a class already admitted to trading on the London Stock Exchange (or on the Alternative Investment Market of the London Stock Exchange or admitted to trading on any other exchange) or (b) the issue of unlisted securities, the value of which offer or proposal, in either case, on the day of announcement exceeds 10.0 pence per Highbury Share.

6. Irrevocable undertakings to accept the Offer

Future has received irrevocable undertakings from the Highbury Directors (and certain of their connected persons) to accept the Offer in respect of their holdings of 4,636,734 Highbury Shares in aggregate, representing approximately 1.5 per cent. of Highbury's issued share capital. These irrevocable undertakings to accept the Offer are binding unless the Offer lapses or is withdrawn.

Further information on these irrevocable undertakings is set out in paragraph 4 of Appendix III to this document.

7. Information on Future

Future was founded in the UK in 1985. Today, it publishes over 100 regular monthly special-interest consumer magazines worldwide with strong portfolios within the computing, computer games, music, sports and hobby sectors. Based on audited circulation figures published in February 2004 by ABC in respect of 2003, Future was the fifth largest consumer magazine publisher in the UK as measured by retail sales value. Based on the 2004 audited circulation figures published by ABC on 17 February 2005, Future is currently the sixth largest consumer magazine publisher in the UK as measured by retail sales value. Such change, relative to 2003, is due not to Future's performance but to a joint venture entered into in 2004 between two other consumer magazine publishers which were smaller than Future, but produced a total combined ABC audited circulation figure slightly greater than Future's (as measured by retail sales value) for 2004. As at 9 March 2005 (being the latest practicable date prior to the publication of this document), Future's market capitalisation was £275.2 million.

Future employs approximately 1,200 people in offices in the UK, US, France and Italy. Over 100 international editions of Future's magazines are also published under licence in 30 other countries across the world. Future is listed on the London Stock Exchange (symbol FUTR) and is headquartered in Bath. On 26 January 2005, Future changed its name from The Future Network plc to Future plc.

In 2004, Future changed its financial year-end to 30 September, having first taken the voluntary step of obtaining shareholder approval at its annual general meeting held in May 2004. The 2004 financial reporting period was then shortened to the nine months ended 30 September 2004. The reasoning behind this change was explained in advance in Future's 2003 Annual Report and again in Future's 2004 Annual Report, the reason being that the final quarter of the calendar year (October to December) generates a significant proportion of Future's revenues and profits. Having this as the final quarter of the reporting year meant that annual profits could potentially fluctuate substantially based on trading in the last quarter of the financial period. This in turn made the task of forecasting performance during the year more challenging. The change of financial year-end from 31 December to 30 September achieves a more balanced and effective management of the business internally, whilst also providing a better framework for managing the business as a public company.

In the UK, Future's magazines are published principally in Bath and London by a subsidiary, Future Publishing Limited. In the US, Future's magazines are published by Future Network USA, Inc.; in France by Future France S.A.S.; and in Italy by Future Media Italy S.p.A..

For the year ended 31 December 2003, Future reported audited turnover of £182.7 million and an audited profit before tax and goodwill amortisation of £22.7 million. As at 31 December 2003, Future had audited net assets of £111.9 million, including audited net cash of £13.4 million.

For the nine months ended 30 September 2004, Future reported audited turnover of £133.0 million and an audited profit before tax and goodwill of £13.3 million. As at 30 September 2004, Future had audited net assets of £107.7 million, including audited net cash of £9.8 million. For the twelve months to 30 September 2004, Future had unaudited sales of £190.4 million and an unaudited adjusted operating profit of £23.6 million.

Further financial information on Future is set out in Parts II and IV of the Listing Particulars and the Future Annual Report and Accounts accompanying this document.

8. Current trading of Future

On 7 December 2004, Future issued its preliminary results for the nine months ended 30 September 2004. This included a statement, which was repeated in the subsequent 2004 annual report of Future, which stated:

"This has been an important period of growth for Future—but not nearly as important as the growth we are planning for the next four years. Our target is to double the sales and profits of the business."

This statement was expressing the aspirations of the Future Directors and was not made to the standards that can be reported upon under the requirements of the City Code and the Listing Rules. This statement does not constitute a profit forecast (as defined by the City Code and the Listing Rules), nor should it be interpreted to mean that future earnings per share of Future following the Offer becoming or being declared unconditional in all respects will necessarily match or exceed historical earnings per share of Future.

To coincide with Future's Annual General Meeting on 26 January 2005, Future released a trading update in relation to its revenues and general trading for the three months ended 31 December 2004. The trading update indicated that trading was satisfactory. It was reported that:

"At the operating level, first quarter profitability (in terms of adjusted operating profit as a percentage of turnover) was modestly ahead of that for the first quarter last year. Last year such profits represented approximately 44 per cent. of the total for the 12 months ended 30 September 2004. The Board expects that this strong seasonal quarter will account for a similarly significant portion of profitability for the current financial year to 30 September 2005."

The assumptions on which the above profit forecast is based, together with reports related thereto, are provided in Section B of Part II of the Listing Particulars.

On 17 February 2005, following publication by ABC of the annual and six-monthly ABC audited circulation figures for the period ended 31 December 2004, Future announced the ABC results for the 53 titles in its UK portfolio of 76 monthly and bi-monthly magazines that are audited, together with the audited circulation figures for its US magazines.

The ABC audited circulation figures highlighted certain overall trends for Future's UK portfolio:

(i) continuing diversification of the overall portfolio as well as growth in music-making, music-listening, motoring, stitching and home entertainment sectors;

(ii) a steady performance within games; and

(iii) developing and adapting the computing portfolio.

US audited circulation figures for the period from July to December 2004 were flat overall year-on-year at 1,894,504 copies per month, with increases in subscriptions offset by lower newsstand sales in the period. The guitar titles, acquired in 2003, produced a strong performance, up 7.2 per cent. overall, with gains in subscriptions for both *Guitar One* and *Guitar World*. Future's two computing titles were down 5.7 per cent. These figures do not include data for *Mobile PC*, which launched during the year. Games magazines were down 0.5 per cent. at 1,106,989 copies per month. *PSM* and *Official Xbox Magazine* both strengthened their positions in the single format console categories.

Since 30 September 2004, Future has acquired 15 magazines in the United Kingdom and one title in the United States. The magazine titles acquired in the United Kingdom are *What Laptop*, *Junior*, *Junior Pregnancy & Baby* and *Wedding Day*; and the 11 motoring enthusiast titles acquired by way of the acquisition of A&S Publishing Limited. The magazine title acquired in the US is *Snowboard Journal*.

For the financial year to date, current trading has been satisfactory. The Future Directors consider the financial and trading prospects for Future for the current financial year to be satisfactory.

9. Information on Highbury

Highbury is a publisher of over 200 consumer, business to business and contract magazines (from a number of offices, including London, Swanley, Manchester, Ely, Orpington and Bournemouth). It publishes 94 consumer titles primarily in the UK and also has operations in the United States, South Africa and Australia. It distributes titles throughout Europe, North America and Africa, and employs approximately 1,000 people in total.

In the year ended 31 December 2003, Highbury reported audited turnover of £108.1 million and an audited profit before tax, goodwill amortisation, impairment and exceptional items of £7.1 million. As at 31 December 2003, Highbury had audited net assets of £99.9 million including audited net debt of £61.9 million.

For the half year ended 30 June 2004, Highbury reported unaudited turnover of £55.5 million and an unaudited profit before tax, goodwill amortisation, impairment, exceptional items, refinancing fees and loss on disposal of an associated undertaking of £2.4 million. As at 30 June 2004, Highbury had unaudited net assets of £74.0 million, including unaudited net debt of £59.3 million.

On 9 February 2005, Highbury announced that it had entered into a conditional agreement to dispose of BCom. Highbury has today posted a circular to the Highbury Shareholders convening an extraordinary general meeting of Highbury on Tuesday 29 March 2005 to approve the disposal of BCom. Assuming that Highbury Shareholders approve the disposal of BCom, it is anticipated that completion of that transaction will occur on 1 April 2005. The Offer is not conditional on the completion of the disposal of BCom.

On 1 March 2005 Highbury announced that it had entered into new banking facilities; further details are set out in paragraph 11.2(s) of Part VI of the Listing Particulars. If the Offer becomes or is declared unconditional in all respects, Future intends that these banking facilities will be repaid utilising funds available under the credit facility from Barclays Bank PLC (referred to in paragraph 10 of Appendix III to this document).

On 8 March 2005, Highbury announced that it had disposed of Highbury Local to Archant Holdings Limited for total consideration of approximately £6.1 million. The net proceeds of sale of approximately £5.4 million were used to repay debt owed by the Highbury Group to Barclays Bank PLC. Further details of the agreement are set out in paragraph 11.2(l) of Part VI of the Listing Particulars.

Further financial information on Highbury is set out in Part III of the Listing Particulars accompanying this document.

10. Current trading of Highbury

Text extracted from the pre-close trading statement made by Highbury on 31 January 2005, and from the profit estimate made by Highbury on 11 February 2005, together with further information on the basis of preparation of the profit estimate, is contained in paragraph 8 of Part I and Section C of Part III of the Listing Particulars accompanying this document.

11. Prospects for the Enlarged Group

The Enlarged Group will be the second-largest publisher of special interest consumer magazines in the UK and the third-largest UK consumer magazine publisher overall, in each case as measured by retail sales value. As at 31 December 2004, the Enlarged Group (excluding BCom) would have had approximately 2,300 employees and would have published over 170 consumer magazine titles (excluding Highbury Local titles).

The Board believes that, as a result of combining the complementary magazine portfolios, the Enlarged Group will have increased scale and financial strength for stronger growth and will benefit from:

- an increasingly diverse portfolio of special-interest consumer titles, lessening its dependence on any one sub-sector;
- building on Future's existing offering in sectors such as cars, computer games, computing, digital photography, hobbies & pastimes, home entertainment and parenting and opening up new sectors adjacent to Future's current operations in areas such as gardening, home interests, men's lifestyle, motorbikes and puzzles;
- further financial strength to drive both organic and subsequent acquisition-led growth;
- enhanced revenue opportunities, including greater launch activity, further development of Highbury's export and licensing activities, more bases for subsequent acquisitions and building on a successful contract publishing skill-set;
- attractive cost savings, amounting to at least £4.5 million in the first full financial year (with costs of achieving these savings expected to amount in total to up to £4.0 million)[2];
- a more efficient capital structure. The Future Directors will continue to maintain a prudent overall approach to financing, whilst preserving flexibility to take advantage of further business opportunities in due course; and

[2] The expected operating cost savings have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and exchange rates and the current regulatory environment. The statement of estimated operating cost savings relates to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated. This statement should not be interpreted to mean that the earnings per share in the financial year of the Acquisition, or in any subsequent period, would necessarily match or be greater than those for the relevant preceding financial period.

an accretive effect on earnings per share in the first full year of ownership. (This statement does not constitute a profit forecast nor should it be interpreted to mean that future earnings per share of the Enlarged Group following the Offer becoming or being declared unconditional in all respects will necessarily match or exceed historical earnings per share of Future).

The Board considers the financial and trading prospects for the Enlarged Group for the current financial year to be satisfactory.

12. Management and employees

Future has confirmed that, upon the Offer becoming or being declared unconditional in all respects, the existing employment rights, including pension rights, of all employees of the Highbury Group will be fully safeguarded.

Mark Simpson, Highbury's Chief Executive Officer, will be retained for a period of 30 days following the date on which the Offer becomes or is declared unconditional in all respects, on a full time basis and a further five months thereafter on an ad hoc basis, to assist with the integration of the business of the Highbury Group into the business of the Future Group.

Owen Davies, Highbury's Finance Director, will be retained for a period of 30 days (which can be extended by a further 30 days) from the date on which the Offer becomes or is declared unconditional in all respects, on a full time basis and for a further four months thereafter on an ad hoc basis, to assist with the integration of the business of the Highbury Group into the business of the Future Group.

Further details of these arrangements are set out in paragraph 8(c) of Appendix III to this document. It is intended that the other Highbury Directors will stand down from the board of Highbury once the Offer becomes or is declared unconditional in all respects.

13. Financial effects of acceptance of the Offer

Further details on the financial effects of acceptance of the Offer are set out in Appendix II to this document.

14. Listing of and dealings in New Future Shares

Applications have been made to the UK Listing Authority for the New Future Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that admission of the New Future Shares to the Official List and to trading on the London Stock Exchange will become effective and that dealings in the New Future Shares on the London Stock Exchange (for normal settlement) will commence at 8.00 a.m. (London time) on the first Dealing Day following the date on which the Offer becomes or is declared unconditional in all respects (save for any condition relating to Admission).

15. Compulsory acquisition and cancellation of listing and trading

If Future receives acceptances under the Offer in respect of, and/or otherwise acquires, 90 per cent. or more of the Highbury Shares to which the Offer relates and the Offer becomes or is declared unconditional in all respects, Future intends to exercise its rights pursuant to the provisions of sections 428 to 430F (inclusive) of the Act to acquire compulsorily Highbury Shares in respect of which acceptances have not then been received.

It is intended that, following the Offer becoming or being declared unconditional in all respects and subject to any applicable requirements of the UK Listing Authority, Future will procure that Highbury applies to the UK Listing Authority for the listing of the Highbury Shares on the Official List to be cancelled and to the London Stock Exchange for the admission to trading of the Highbury Shares to be cancelled. It is anticipated that such cancellations will take effect no earlier than 20 Dealing Days after the Offer becomes or is declared unconditional in all respects.

The cancellation of listing on the Official List and admission to trading on the London Stock Exchange would significantly reduce the liquidity and marketability of any Highbury Shares in respect of which acceptances of the Offer have not been submitted.

Following the Offer becoming or being declared unconditional in all respects, it is also the intention of Future to propose a resolution to re-register Highbury as a private company under the relevant provisions of the Act.

16. Highbury Share Option Schemes

The Offer extends to any Highbury Shares issued or unconditionally allotted and fully paid (or credited as fully paid) whilst the Offer remains open for acceptance (or before such earlier date as, subject to the Code, Future may decide).

Highbury operates three employee share option schemes, being the Highbury Sharesave Scheme, the Highbury 2000 Approved Executive Share Option Scheme and the Highbury 2000 Non-Approved Executive Share Option Scheme.

As of 9 March 2005 (being the latest practicable date before publication of this document), options over a total of 14,966,742 Highbury Shares were outstanding under the Highbury Share Option Schemes. No outstanding options under the Highbury Share Option Schemes have an exercise price of less than 10.0 pence per Highbury Share, and no further options will be granted under the Highbury Share Option Schemes.

Following the Offer becoming or being declared unconditional in all respects, all outstanding options will become exercisable for a period of six months and then lapse. However, if Future becomes bound or entitled to acquire Highbury Shares under sections 428 to 430F of the Act, options will only be exercisable during the period that Future remains so bound or entitled and will then lapse. Options granted under the Highbury Sharesave Scheme will only be exercisable over the number of Highbury Shares that can be purchased at the exercise price utilising the amount repaid under the related savings contract at the time of exercise. Options granted under the Highbury 2000 Approved Executive Share Option Scheme and the Highbury 2000 Non-Approved Executive Share Option Scheme which have performance conditions attached, will only be exercisable to the extent that those performance conditions have been satisfied.

17. Overseas Shareholders

The availability of the Offer (including, for the avoidance of doubt, the provision of the Partial Cash Alternative) to Highbury Shareholders who are residents of jurisdictions outside the United Kingdom and the United States may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom or the United States should fully acquaint themselves with and observe any applicable requirements. It is the responsibility of Highbury Shareholders who are residents of jurisdictions outside the United Kingdom and the United States and who wish to accept the Offer to satisfy themselves as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required or the compliance with other necessary formalities. Each Overseas Shareholder will be responsible for the payment of any issue, transfer or other taxes or other requisite payments due in the relevant jurisdiction.

Further details in relation to Overseas Shareholders are contained in paragraph 19(g) of this letter and paragraph 7 of Part B of Appendix I to this document.

18 Taxation

A. United Kingdom taxation

The following comments are intended as a general guide to the position under current United Kingdom tax legislation and what is understood to be the current practice of the United Kingdom Inland Revenue and summarise certain limited aspects of the United Kingdom taxation treatment of acceptance of the Offer and/or election for the Partial Cash Alternative. Except where the position of non-United Kingdom residents is expressly referred to, the following comments are intended to apply only to shareholders who are resident or ordinarily resident in the United Kingdom for United Kingdom tax purposes, who hold their Highbury Shares as investments and who are the beneficial owners of their Highbury Shares. They may not apply to certain classes of shareholder (such as market makers, brokers, dealers in securities, intermediaries or persons connected with depositary arrangements or clearance services). This section is not intended to be and should not be construed to be, legal or taxation advice to any particular shareholder. **Any person in any doubt as to his tax position, or who may be subject to tax in a jurisdiction other than the United Kingdom, should consult an appropriate professional adviser without delay.**

(a) **Taxation of chargeable gains**

Liability to United Kingdom taxation of chargeable gains will depend on a Highbury Shareholder's circumstances and on the form of consideration received.

Shares

To the extent that a Highbury Shareholder receives New Future Shares under the Offer, he should be treated as not having made a disposal of his Highbury Shares. Instead any gain or loss which would otherwise have arisen on a disposal of the Highbury Shares would be "rolled-over" into the New Future Shares so that the New Future Shares will be treated as the same asset as the Highbury Shares, acquired at the same time as the Highbury Shares and for the same acquisition cost. A subsequent disposal of New Future Shares may, depending on the particular circumstance of the Highbury Shareholder and subject to any available exemptions, reliefs or allowable losses, give rise to a liability to United Kingdom taxation of chargeable gains. The indexation allowance will continue to be available for the purpose of corporation tax in respect of the acquisition cost of the Highbury Shares. For the purposes of taper relief (which is only relevant to individuals, trustees and personal representatives) the Highbury Shareholder will be treated as though he continued to hold the Highbury Shares until a subsequent disposal of the New Future Shares.

Clearance has been obtained from the Inland Revenue under section 138 of the Taxation of Chargeable Gains Act 1992 that the Offer is being effected for *bona fide* commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax. On this basis the benefit of the above rules regarding the "roll-over" of any gain or loss should be available to each Highbury Shareholder who, either alone or together with persons connected with him, holds more than 5 per cent. of any class of shares or debentures of Highbury (as well as for each Highbury Shareholder for whom that is not the case).

Cash

To the extent that a Highbury Shareholder elects for the Partial Cash Alternative and thereby receives cash under the Offer, this will generally constitute a disposal of his Highbury Shares for the purposes of United Kingdom taxation of chargeable gains. Such a disposal may give rise to a liability to United Kingdom tax on chargeable gains depending on the Highbury Shareholder's circumstances (including the availability of exemptions, reliefs or allowable losses).

Where a Highbury Shareholder opts for a mixture of cash and New Future Shares, in broad terms, it is expected that the allowable original cost of that Highbury Shareholder's original holding of Highbury Shares will be apportioned between the New Future Shares and cash received by reference to the market value of the New Future Shares at the time the Highbury Shares are exchanged for New Future Shares and the amount of cash received.

Where a Highbury Shareholder opts for a mixture of cash and New Future Shares, such Highbury Shareholder may be able (if the amount of cash is small in comparison with the value of his Highbury Shares) to treat the cash received as a deduction in the base cost of his Highbury Shares rather than as a part disposal of those shares. Under current Inland Revenue practice, any cash payment of £3,000 or less, or which is five per cent. or less of the market value of the Highbury Shareholder's holding of Highbury Shares will be generally treated as small for these purposes.

A Highbury Shareholder who is an individual, who has, on or after 17 March 1998, ceased to be resident or ordinarily resident in the United Kingdom for tax purposes for a period of less than five complete tax years and who disposes of his Highbury Shares during that period may be liable on his return to the United Kingdom to United Kingdom tax on any chargeable gain realised (subject to any available exemption or relief).

(b) **Stamp duty and stamp duty reserve tax (SDRT)**

No stamp duty or SDRT will generally be payable by Highbury Shareholders who accept the Offer.

(c) **Tax consequences of holding New Future Shares**

Please refer to paragraphs 13.1 to 13.4 of Part VI of the Listing Particulars.

B. United States federal income taxation

The following summary describes certain US federal income tax consequences of accepting the Offer. This summary addresses only US federal income tax considerations of US Holders (as defined below) that hold Highbury Shares as capital assets. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to accept the Offer. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following: (a) financial institutions; (b) insurance companies; (c) dealers or traders in securities, currencies or notional principal contracts; (d) tax-exempt entities; (e) persons that hold Highbury Shares as part of a "hedging" or "conversion" transaction or as a position in a "straddle" or as part of a "synthetic security" or other integrated transaction for US federal income tax purposes; (f) persons that have a "functional currency" other than the US dollar; (g) persons that own (or are deemed to own) 10 per cent. or more (by voting power) of Highbury's share capital; (h) regulated investment companies; (i) persons who hold their Highbury Shares through partnerships or other pass-through entities; (j) real estate investment trusts; and (k) S corporations. Further, this summary does not address alternative minimum tax consequences.

This summary is based on the Internal Revenue Code of 1986, as amended (the "IR Code"), US Treasury regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this document. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. This summary assumes that Highbury is not a "passive foreign investment company" within the meaning of Section 1297 of the IR Code. This summary further assumes that at least one Highbury Shareholder will elect for the Partial Cash Alternative.

Each Highbury Shareholder should consult his own tax adviser with respect to the US federal, estate, state, local, gift and other tax consequences of accepting the Offer.

For purposes of this summary a "US Holder" is a beneficial owner of Highbury Shares that is, for US federal income tax purposes: (a) a citizen or resident of the United States; (b) a corporation created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate, the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of such trust or (ii) the trust has a valid election in effect under applicable US Treasury regulations to be treated as a US person. If a partnership holds Highbury Shares, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding Highbury Shares should consult his own tax adviser.

(a) Exchange of Highbury Shares pursuant to the Offer

The receipt of consideration in exchange for Highbury Shares pursuant to the Offer will be a taxable sale or exchange for US federal income tax purposes. Accordingly, a US Holder will generally recognise a gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised from such sale or exchange and the US Holder's tax basis in its Highbury Shares. Such gain or loss will be a capital gain or loss and will be long-term capital gain (taxable at reduced rates for individuals, trusts and estates) or loss if the Highbury Shares were held for more than one year. Any such gain or loss would generally be treated as a gain or loss from sources within the United States. The deductibility of capital losses is subject to significant limitations.

A US Holder's initial tax basis in its Highbury Shares will generally be the US dollar value of the sterling denominated purchase price determined on the date of purchase. A cash basis US Holder or, if it elects, an accrual basis US Holder, will determine the US dollar value of the cost of such Highbury Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

A US Holder that receives a sterling amount pursuant to the Partial Cash Alternative will realise an amount equal to the US dollar value of the sterling amount on the date of exchange (or in the case of cash basis and electing accrual basis taxpayers, the US dollar value of the sterling amount on the settlement date). If a US Holder receives a sterling amount pursuant to the Partial Cash Alternative, a gain or loss, if any, recognised on a subsequent sale, conversion or disposition of such sterling amount, will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such sterling amount is converted into US dollars on the date received by the US Holder, a cash basis or electing accrual basis US Holder should not recognise any gain or loss on such conversion.

A US Holder's basis in any New Future Shares received pursuant to the Offer will be their US dollar value determined on the date of exchange (or in the case of cash basis and electing accrual basis taxpayers, the US dollar value of the New Future Shares on the settlement date).

(b) **Backup withholding and information reporting**

Backup withholding and information reporting requirements may apply to certain payments to US Holders pursuant to the Offer. Future, its agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a rate of 28 per cent. (which rate may be subject to change in the future) of such payment if the US Holder fails (i) to furnish the US Holder's taxpayer identification number, (ii) to certify that such US Holder is not subject to backup withholding or (iii) to otherwise comply with the applicable requirements of the backup withholding rules. Certain US Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a US Holder generally may be claimed as a credit against such US Holder's US federal income tax liability provided that the required information is furnished to the US Internal Revenue Service. The attention of US Holders is also drawn to paragraph 19(h) of this letter and to the accompanying Substitute Form W-9 printed on blue paper.

Highbury Shareholders should consult their own tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

19. **Procedure for acceptance of the Offer**

This section should be read in conjunction with Parts B and C of Appendix I to this document and the instructions on, and notes to, the accompanying Form of Acceptance, which are deemed to form part of the terms of the Offer. Highbury Shareholders will find enclosed with this document a Form of Acceptance for use in relation to the Offer. You should note that if you hold Highbury Shares in both certificated and uncertificated form (that is, in CREST), you should complete a separate Form of Acceptance for each holding. If you hold Highbury Shares in uncertificated form, but under different member account IDs, you should complete a separate Form of Acceptance in respect of each member account ID. Similarly, if you hold Highbury Shares in certificated form, but under different designations, you should complete a separate Form of Acceptance in respect of each designation.

Additional copies of this document, Forms of Acceptance, the Listing Particulars and the Future Annual Report and Accounts can be obtained by telephoning Lloyds TSB Registrars on 0870 600 0673 (or, if calling from outside the United Kingdom, +44 (0) 1903 702767).

If you are in any doubt as to the procedure for acceptance, please contact Lloyds TSB Registrars by telephone on 0870 600 0673 or on +44 (0) 1903 702767 from outside the UK.

You are reminded that, if you are a CREST sponsored member, you should contact your CREST sponsor before taking any action as only your CREST sponsor will be able to send the necessary TTE Instruction to CRESTCo.

(a) **To accept the Offer**

To accept the Offer in respect of some or all of your Highbury Shares, whether held in certificated or uncertificated form through CREST, you should complete Box 1 and sign Box 3 of the Form of Acceptance in the presence of a witness, who should sign in accordance with the instructions printed thereon. If no number or a number greater than your entire holding of Highbury Shares is written in Box 1 and you have signed Box 3, you will be deemed to have accepted the Offer in respect of your entire holding of Highbury Shares. If your Highbury Shares are held in CREST, you should complete Box 5 (see paragraph (e) below).

As appropriate, you should also complete Boxes 4A, 4B and/or 6.

(b) To make an election under the Partial Cash Alternative

The Partial Cash Alternative is not available to persons receiving or accepting this Offer in any jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction, as set out in paragraph 7 of Part B of Appendix I to this document.

To make an election under the Partial Cash Alternative, you must first accept the Offer in accordance with the instructions set out in paragraph (a) above. Having done so, you must then enter in Box 2 the total number of Highbury Shares in respect of which you wish to receive the Partial Cash Alternative.

The number entered in Box 2 cannot exceed the number inserted (or deemed to be inserted) in Box 1 and, if it does, you will be treated as having elected to receive the Partial Cash Alternative in respect of the number of Highbury Shares inserted (or deemed to be inserted) in Box 1. The aggregate amount of cash payable pursuant to the Partial Cash Alternative will not exceed £10.0 million. Accordingly, the extent to which effect will be given to elections for the Partial Cash Alternative will depend upon the extent to which elections under the Partial Cash Alternative are not made by other Highbury Shareholders. If such cash amount is insufficient to satisfy all elections for the Partial Cash Alternative such elections will be scaled down as nearly as is practicable on a pro rata basis to the applications, with the balance of entitlements being satisfied in New Future Shares (subject to fractional entitlements being treated as referred to in paragraph 2 of this letter).

You should note that, if you do not make an election under the Partial Cash Alternative, you will receive 10 New Future Shares for every 83.25 Highbury Shares in respect of which you accept the Offer.

(c) Return of Form of Acceptance

If you wish to accept the Offer, you should complete the Form of Acceptance in accordance with the instructions printed on it, whether or not your Highbury Shares are held in CREST, and return it as soon as possible and, in any event, so as to be received by post at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA or by hand only (during normal business hours) at Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX **by no later than 3.00 p.m. (London time) on Friday 1 April 2005**. Duly completed and signed Forms of Acceptance must be accompanied by your share certificate(s) and/or other document(s) of title and, in the case of US Holders (as defined in paragraph 18 B of this letter), a duly completed Substitute Form W-9 printed on blue paper.

A reply-paid envelope (for use in the United Kingdom only) is enclosed for your convenience. No acknowledgement of receipt of documents will be given by or on behalf of Future and/or its agents.

(d) Share certificates not readily available or lost

If your Highbury Shares are in certificated form but your share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, you should nevertheless complete your Form of Acceptance in accordance with the instructions printed on it and return it as soon as possible and, in any event, so as to be received by post at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA or by hand only (during normal business hours) at Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX **by no later than 3.00 p.m. (London time) on Friday 1 April 2005**, together with any share certificate(s) and/or other document(s) of title that you have available and a letter stating that the remainder will follow or that you have lost one or more of your share certificate(s) and/or other documents(s) of title. You should then arrange for the relevant share certificate(s) and/or document(s) of title to be forwarded as soon as possible thereafter.

If you have lost your share certificate(s) and/or other document(s) of title, you should also write as soon as possible to Capita IRG Plc, Bourne House, 34 Beckenham Road, Kent BR3 4TA, requesting a letter of indemnity for lost certificate(s) which, when completed in accordance with the instructions given, should be returned to Capita IRG Plc, Bourne House, 34 Beckenham Road, Kent BR3 4TA. No acknowledgement of receipt of documents will be given.

(e) Additional procedures for Highbury Shares in uncertificated form (that is, in CREST)

If your Highbury Shares are held in uncertificated form, to accept the Offer you should insert (if not already inserted) in Box 5 of the Form of Acceptance the participant ID and member account ID under which such Highbury Shares are held by you in CREST and otherwise complete and return the Form of Acceptance, as described above.

In addition, you should take (or procure to be taken) the action set out below to transfer the Highbury Shares in respect of which you wish to accept the Offer to an escrow balance (that is, send a TTE Instruction), specifying Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA (in its capacity as a CREST participant under its participant ID referred to below) as the Escrow Agent, **as soon as possible and, in any event, so that the transfer to escrow settles by no later than 3.00 p.m. (London time) on Friday 1 April 2005.**

If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your Highbury Shares are held. In addition, only your CREST sponsor will be able to send the TTE Instruction to CRESTCo in relation to your Highbury Shares.

You should send (or, if you are a CREST sponsored member, procure that your CREST sponsor sends) a TTE Instruction to CRESTCo, which must be properly authenticated in accordance with CRESTCo's specifications and which must contain, in addition to the other information that is required for a TTE Instruction to settle in CREST, the following details:

(a) the number of Highbury Shares to be transferred to an escrow balance;

(b) your member account ID. This must be the same member account ID as the member account ID that is inserted in Box 5 of the Form of Acceptance;

(c) your participant ID. This must be the same participant ID as the participant ID that is inserted in Box 5 of the Form of Acceptance;

(d) the participant ID of the Escrow Agent in its capacity as a CREST receiving agent. This is 6RA57;

(e) the member account ID of the Escrow Agent. This is RA011801;

(f) the Form of Acceptance reference number. This is the reference number that appears next to Box 5 of the Form of Acceptance. This reference number should be inserted in the first eight characters of the shared note field on the TTE Instruction. Such insertion will enable Lloyds TSB Registrars to match the transfer to escrow to your Form of Acceptance. You should keep a separate record of this reference number for future reference;

(g) the intended settlement date. This should be as soon as possible and, in any event, not later than 3.00 p.m. (London time) on Friday 1 April 2005;

(h) the corporate action number for the Offer. This is allocated by CRESTCo and can be found by viewing the relevant corporate action details in CREST;

(i) the corporate action ISIN. This is GB0004113121; and

(j) the standard TTE Instruction of priority 80.

After settlement of the TTE Instruction, you will not be able to access the Highbury Shares concerned in CREST for any transaction or charging purposes unless the Offer lapses or is withdrawn. If the Offer becomes or is declared unconditional in all respects, the Escrow Agent will transfer the Highbury Shares concerned to itself in accordance with sub-paragraph (E)(i) of Part C of Appendix I to this document.

You are recommended to refer to the CREST manual published by CRESTCo for further information on the CREST procedures outlined above. For ease of processing, you are requested, wherever possible, to ensure that a Form of Acceptance relates to only one transfer to escrow.

If no Form of Acceptance reference number, or an incorrect Form of Acceptance reference number, is included on the TTE Instruction, Future or its agents may treat any number of Highbury Shares transferred to an escrow balance in favour of the Escrow Agent specified above from the participant ID and member account ID identified in the TTE Instruction as relating to any Form(s) of Acceptance which relate(s) to the same participant ID and member account ID (up to the number of Highbury Shares inserted or deemed to be inserted on the Form(s) of Acceptance concerned).

You should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE Instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE Instruction relating to your Highbury Shares to settle before 3.00 p.m. (London time) on Friday 1 April 2005. In this regard, you are referred in particular to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

(f) **Validity of acceptances**

Without prejudice to Parts B and C of Appendix I to this document and the Form of Acceptance, Future and Morgan Stanley reserve the right, subject to the terms of the Offer and the provisions of the Code, to treat as valid in whole or in part any acceptance of the Offer in relation to Highbury Shares that is not entirely in order or that is not accompanied by the relevant share certificate(s) and/or other document(s) of title. In that event, the consideration due in respect of such acceptance of the Offer will not be paid or allotted and issued, as the case may be, until the relevant acceptance has been perfected and the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to Future have been received.

(g) **Overseas Shareholders**

The attention of Highbury Shareholders who are residents of jurisdictions outside the United Kingdom or the United States and any person (including, without limitation any nominee, custodian or trustee) who may have an obligation to forward this document outside the United Kingdom or the United States is drawn to paragraph 7 of Part B of Appendix I to this document and to the relevant provisions in the Form of Acceptance.

Unless otherwise determined by Future and except to the extent permitted by applicable laws, the Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and the Offer is not capable of acceptance from or within these jurisdictions. Accordingly, any person that purports to accept the Offer and is unable to comply with the requirements set out in paragraph 7 of Part B of Appendix I to this document will be deemed, unless otherwise determined by Future in its absolute discretion, not to have validly accepted the Offer.

Persons who are not resident in the United Kingdom or the United States should inform themselves about and observe the applicable legal and regulatory requirements of any relevant jurisdictions. If you are in any doubt as to your position, you should consult your professional adviser in the relevant jurisdiction without delay.

The New Future Shares have not been and will not be registered under the US Securities Act or under the securities laws of any state of the United States; have not been and will not be qualified for sale or resale under the securities laws of any province or territory of Canada; and no prospectus has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, the New Future Shares are not being and will not be offered, sold, resold or delivered, directly or indirectly, in or into Australia, Canada or Japan or any other jurisdiction or to or for the account or benefit of any residents of Australia, Canada or Japan if to do so would constitute a violation of the laws of, or require registration thereof in, the relevant jurisdiction. Unless otherwise determined by Future, therefore, no certificates for New Future Shares will be despatched to addresses in Australia, Canada or Japan.

(h) **US Holders of Highbury Shares**

US Holders (as defined in paragraph 18 B of this letter) should properly complete the Substitute Form W-9 printed on blue paper accompanying the Form of Acceptance and sent to holders of Highbury Shares with addresses in the United States, including furnishing a taxpayer identification number. Any US Holder of Highbury Shares who does not provide a correct taxpayer identification number may be subject to a US $50 penalty by the US Internal Revenue Service and payments made to such holder with respect to the tendered Highbury Shares may be subject to backup withholding. In addition, such US Holders should return the duly completed Substitute Form W-9 and return it with the Form of Acceptance. If you are a US Holder and have not received a Substitute Form W-9, you may obtain one by contacting Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by telephone on 0870 600 0673 (or, if calling from outside the United Kingdom, +44 (0) 1903 70276).

20. Settlement

Except in the case of Overseas Shareholders as provided in paragraph 7 of Part B of Appendix I to this document, settlement of the consideration to which any validly accepting Highbury Shareholder is entitled under the Offer will be effected (i) in the case of acceptances of the Offer received, complete in all respects, on or before 3.00 p.m. (London time) on Friday 1 April 2005, within 14 days of such date or, if later, within 14 days of the Offer becoming or being declared unconditional in all respects, or (ii) in the case of acceptances of the Offer received complete in all respects after 3.00 p.m. (London time) on Friday 1 April 2005 but while the Offer remains open for acceptance, within 14 days of such receipt or, if later, within 14 days of the Offer becoming or being declared unconditional in all respects, in each case, in the following manner:

(a) Highbury Shares in uncertificated form (that is, in CREST)

Where an acceptance relates to Highbury Shares in uncertificated form (that is, in CREST):

(i) any New Future Shares to which the accepting Highbury Shareholder is entitled in consequence of the Offer will be issued to such person in uncertificated form through CREST. In such event Future shall procure that CRESTCo is instructed to credit the appropriate stock account in CREST of such Highbury Shareholder with such shareholder's entitlement to New Future Shares. The stock account concerned will be an account under the same participant ID and member account ID as appear in the Form of Acceptance concerned; and

(ii) any cash consideration due to such Highbury Shareholder under the Partial Cash Alternative will be paid by means of CREST by Future procuring the creation of an assured payment obligation in favour of such Highbury Shareholder's payment bank in accordance with the CREST assured payment arrangements in respect of any cash consideration due. In such cases, settlement will take place in accordance with normal CREST procedures and timings.

Future reserves the right to issue New Future Shares in certificated form or to settle all or any part of the cash consideration under the Partial Cash Alternative in the manner referred to in paragraph (b) below for all or any accepting Highbury Shareholder(s) if, for any reason, it wishes to do so.

(b) Highbury Shares in certificated form (that is, not in CREST)

Where an acceptance relates to Highbury Shares in certificated form, the New Future Shares to which such Highbury Shareholder is entitled in consequence of the Offer will be issued to such shareholder in certificated form. Definitive certificates for New Future Shares will be despatched by first class post (or such other method as may be approved by the Panel) to the accepting Highbury Shareholder or his appointed agent (but not in or into Australia, Canada or Japan, unless otherwise determined by Future and except to the extent permitted by applicable laws) whose name and address appears on page 3 of the Form of Acceptance or, if appropriate, in Box 4A (or Box 4B as applicable) of the Form of Acceptance (or in the case of joint holders of Highbury Shares, to that one of the joint holders whose name and address appears on page 3 of the Form of Acceptance or, if appropriate, stands first in Box 4A (or Box 4B as applicable) of the Form of Acceptance). Cheques in respect of any cash consideration due to such Highbury Shareholder under the Partial Cash Alternative will be despatched by first-class post to the address appearing on page 3 of the Form of Acceptance or, if appropriate, in Box 4A (or Box 4B as applicable) of the Form of Acceptance (or in the case of joint holders of Highbury Shares, to that one of the joint holders whose name and address appears on page 3 of the Form of Acceptance or, if appropriate, stands first in Box 4A (or Box 4B as applicable) of the Form of Acceptance). Such cheques will be in pounds sterling and drawn on a branch of a United Kingdom clearing bank.

Temporary documents of title will not be issued pending the despatch by post of new definitive share certificates for the New Future Shares. Pending the issue of definitive certificates for such New Future Shares, transfers will be certified against the register held by Future's registrars, Lloyds TSB Registrars.

All documents and remittances sent by or to the accepting Highbury Shareholder or his appointed agent will be sent at his own risk. Unless otherwise determined by Future and except to the extent permitted by applicable laws, no certificates for New Future Shares will be despatched to addresses in Australia, Canada or Japan. All mandates and other instructions in force relating to holdings of Highbury Shares will, unless and until revoked, continue to apply in relation to payments and notices by Future in respect of New Future Shares.

Fractions of New Future Shares will not be allotted to accepting Highbury Shareholders. Instead, entitlements to New Future Shares will be rounded down to the nearest whole number of New Future Shares and the New Future Shares representing the aggregate of these fractional entitlements will be sold in the market and the net proceeds will be retained for the benefit of the Enlarged Group.

If the Offer does not become and is not declared unconditional in all respects: (i) in the case of the Highbury Shares held in uncertificated form, Lloyds TSB Registrars will, immediately after the lapsing or withdrawal of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days after lapsing of the Offer), give TFE Instructions to CRESTCo to transfer all relevant Highbury Shares held in escrow balances, and in relation to which it is the Escrow Agent for the purposes of the Offer, to the original available balances of the Highbury Shareholders concerned; and (ii) in the case of Highbury Shares held in certificated form, the relevant Form of Acceptance, share certificate(s) and/or other documents(s) of title will be returned by post (or by such other method as may be approved by the Panel) by Lloyds TSB Registrars within 14 days of the Offer lapsing or being withdrawn to the Highbury Shareholder or his appointed agent whose name and address outside Australia, Canada or Japan appears on page 3 of the Form of Acceptance or, if appropriate, in Box 4A (or Box 4B as applicable) of the Form of Acceptance (or in the case of joint holders of Highbury Shares, to that one of the joint holders whose name and address appears on page 3 of the Form of Acceptance or, if appropriate, stands first in Box 4A (or Box 4B as applicable) of the Form of Acceptance).

21. Further information

Your attention is drawn to the further information contained in the Appendices which form part of this document, the accompanying Listing Particulars and the Future Annual Report and Accounts.

22. Action to be taken

If you wish to accept the Offer, you should complete the Form of Acceptance in accordance with the instructions printed on it and those set out in paragraph 19 of this letter, whether or not your Highbury Shares are held in CREST, and return it as soon as possible and, in any event, so as to be received by post at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA (telephone number 0870 600 0673 or, from outside the United Kingdom +44 (0) 1903 702767), or by hand only (during normal business hours) at Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX by no later than 3.00 p.m. (London time) on Friday 1 April 2005. A first class reply-paid envelope for use in the UK only is enclosed for your convenience.

In addition, if your Highbury Shares are in CREST you must take (or procure to be taken) the action described in paragraph 19(e) above so that the TTE Instruction settles by no later than 3.00 p.m. (London time) on Friday 1 April 2005.

Yours faithfully



John Krumins
Managing Director
Morgan Stanley & Co. Limited

APPENDIX I

CONDITIONS AND FURTHER TERMS OF THE OFFER

Part A—Conditions of the Offer

The Offer is subject to the following conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by 3.00 p.m. (London time) on Friday 1 April 2005 or such later time(s) and/or date(s) as Future may, subject to the Code, decide in respect of not less than 90 per cent. in nominal value (or such lesser percentage as Future may decide) of the Highbury Shares to which the Offer relates, provided that this condition will not be satisfied unless Future and its wholly-owned subsidiaries shall have acquired, or agreed to acquire, pursuant to the Offer or otherwise, Highbury Shares carrying more than 50 per cent. of the voting rights normally exercisable at a general meeting of Highbury, including for this purpose (to the extent, if any, required by the Panel) any such voting rights attaching to any Highbury Shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise and for the purposes of this condition:

(i) shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights they will carry on issue; and

(ii) the expression "Highbury Shares to which the Offer relates" shall be construed in accordance with sections 428 to 430F of the Companies Act 1985;

(b) (i) the admission to the Official List of the New Future Shares becoming effective in accordance with the Listing Rules or (if Future so determines and subject to the consent of the Panel) the UK Listing Authority having agreed to admit such shares to the Official List; and

(ii) the admission to trading of the New Future Shares becoming effective in accordance with the rules of the London Stock Exchange or (if Future so determines and subject to the consent of the Panel) the London Stock Exchange having agreed to admit such shares to trading;

(c) the passing at an extraordinary general meeting of Future (or any adjournment thereof) of such resolution(s) as may be required to approve and implement the Offer, the acquisition of any Highbury Shares pursuant to the Offer or otherwise and the allotment of New Future Shares pursuant to the Offer;

(d) it being established, in terms satisfactory to Future, that the proposed acquisition of Highbury by Future or any matter arising from that acquisition will not be referred to the Competition Commission, provided that, if a request to the European Commission is made by the competent authorities of one or more Member States under Article 22(3) of Council Regulation (EEC) 4064/89 (as amended by Council Regulation (EC) 1310/97) (the "Regulation") and is accepted by the European Commission, then this paragraph (d) shall be deemed to be satisfied if:

(i) it is established, in terms satisfactory to Future, that it is not the intention of the European Commission to initiate proceedings under Article 6(1)(c) of the Regulation; and

(ii) to the extent that one or more Member States retains jurisdiction over any aspect of the proposed acquisition of Highbury by Future, it is established, in terms satisfactory to Future, that the proposed acquisition of Highbury by Future will be allowed to proceed in the Member State or Member States concerned (and for these purposes the grant of a derogation permitting the Offer to become unconditional in all respects prior to the granting of substantive approval shall not be regarded as the grant of substantive approval);

(e) no government or governmental, quasi-governmental, supranational, statutory or regulatory body or association, institution or agency (including any trade agency) or any court or other body (including any professional or environmental body) or person in any jurisdiction (each a "Relevant Authority") having decided to take, instituted or threatened any action, proceeding, suit, investigation, enquiry or reference or enacted, made or proposed and there not continuing to be outstanding any statute, regulation, order or decision that would or might reasonably be expected to:

(i) make the Offer or the acquisition or the proposed acquisition of any shares in, or control of, Highbury by any member of the Wider Future Group void, unenforceable or illegal or directly or indirectly prohibit or otherwise restrict, delay or materially interfere with the implementation of, or impose additional material conditions or obligations with respect to, or otherwise challenge, the Offer or the acquisition of any shares in, or control of, Highbury by any member of the Wider Future Group;

(ii) require, prevent or delay the divestiture (or alter the terms of any proposed divestiture) by the Wider Future Group or the Wider Highbury Group of all or any part of their respective businesses, assets or properties or impose any limitation on their ability to conduct all or any part of their respective businesses and to own any of their respective assets or properties, in each case to an extent which is material in the context of the Wider Future Group taken as a whole or, as the case may be, the Wider Highbury Group taken as a whole;

(iii) impose any material limitation on, or result in any material delay in, the ability of any member of the Wider Future Group to acquire or hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any member of the Wider Highbury Group or on the ability of any member of the Wider Highbury Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any other member of the Wider Highbury Group;

(iv) require any member of the Wider Future Group or of the Wider Highbury Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wider Highbury Group or any member of the Wider Future Group owned by any third party where such acquisition would be material in the context of the Wider Future Group taken as a whole or, as the case may be, the Wider Highbury Group taken as a whole;

(v) impose any limitation on the ability of any member of the Wider Future Group or the Wider Highbury Group to integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider Future Group and/or the Wider Highbury Group to an extent which is materially adverse to the Wider Future Group taken as a whole or, as the case may be, the Wider Highbury Group taken as a whole; or

(vi) otherwise adversely affect the business, assets, financial or trading position or profits or prospects of any member of the Wider Future Group or of the Wider Highbury Group, in any such case to an extent which is material in the context of the Wider Future Group taken as a whole or, as the case may be, the Wider Highbury Group taken as a whole,

and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference having expired, lapsed or been terminated;

(f) all necessary filings having been made and all appropriate waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated in each case in respect of the Offer and the acquisition of any shares in, or control of, Highbury by Future and all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals ("authorisations") necessary or appropriate in any jurisdiction for or in respect of the Offer and the proposed acquisition of any shares in, or control of, Highbury by Future being obtained in terms and in a form reasonably satisfactory to Future from appropriate Relevant Authorities or from any persons or bodies with whom any member of the Wider Future Group or the Wider Highbury Group has entered into contractual arrangements and such authorisations the absence of which would have a material adverse effect on the Wider Highbury Group together with all authorisations necessary for any member of the Wider Highbury Group to carry on its business remaining in full force and effect and no intimation of any intention to revoke or not to renew any of the same having been made and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

(g) except as disclosed in the Highbury Annual Report or in the interim financial statements of Highbury for the six months ended 30 June 2004 or as fairly disclosed to Future or its advisers by or on behalf of Highbury in connection with the Offer before 14 February 2005 (being the date of the Announcement) or as otherwise publicly announced to a Regulatory Information Service by or on behalf of Highbury before 14 February 2005, there being no provision of any agreement, arrangement, licence or other instrument to which any member of the Wider Highbury Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject which, in each case as a result of the making or implementation of the Offer or the acquisition or proposed acquisition by any member of the Wider Future Group of any shares in, or change in the control or management of, Highbury or otherwise, would or might reasonably be expected to result in (in each case to an extent which is or would be material in the context of the Wider Highbury Group taken as a whole):

(i) any moneys borrowed by or any other indebtedness (actual or contingent) of any such member of the Wider Highbury Group becoming repayable or capable of being declared repayable immediately or earlier than the stated repayment date or the ability of such member to borrow monies or incur any indebtedness being withdrawn or inhibited;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member of the Wider Highbury Group or any such security interest (whenever arising or having arisen) becoming enforceable;

(iii) any assets or interest of any such member of the Wider Highbury Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged, other than in the ordinary course of trading;

(iv) the interest or business of any such member of the Wider Highbury Group in or with any other person, firm or company (or any agreements or arrangements relating to such interest or business) being terminated or adversely affected;

(v) any such member of the Wider Highbury Group ceasing to be able to carry on business under any name under which it presently does so;

(vi) the value of any such member of the Wider Highbury Group or its financial or trading position being prejudiced or adversely affected;

(vii) any such agreement, arrangement, licence or other instrument being terminated or adversely modified or any onerous obligation arising or any adverse action being taken or arising thereunder; or

(viii) the creation of any liabilities (actual or contingent) by any such member,

and no event having occurred which, under any provision of any agreement, arrangement, licence or other instrument to which any member of the Wider Highbury Group is a party or by or to which any such member or any of its assets may be bound or be subject, could result in any events or circumstances as are referred to in subparagraphs (i) to (viii) of this paragraph (g);

(h) except as disclosed in the Highbury Annual Report or the interim financial statements of Highbury for the six months ended 30 June 2004 or as fairly disclosed to Future or its advisers by or on behalf of Highbury in connection with the Offer before 14 February 2005 or as otherwise publicly announced to a Regulatory Information Service by or on behalf of Highbury before 14 February 2005, no member of the Wider Highbury Group having since 30 June 2004:

(i) issued or agreed to issue or authorised the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities save as between Highbury and wholly-owned subsidiaries of Highbury prior to 14 February 2005 or upon the exercise of rights to subscribe for Highbury Shares pursuant to options granted under the Highbury Share Option Schemes prior to 14 February 2005;

(ii) recommended, declared, paid or made any bonus, dividend or other distribution, whether payable in cash or otherwise, other than a distribution by any wholly-owned subsidiary of Highbury;

(iii) save as between Highbury and wholly-owned subsidiaries of Highbury, implemented or authorised any merger or demerger or (other than in the ordinary course of business) acquired or disposed of or transferred, mortgaged or charged, or created any other security interest over, any asset or any right, title or interest in any asset save to the extent that the same is immaterial in the context of the Wider Highbury Group as a whole;

(iv) implemented or authorised any reconstruction, amalgamation, scheme or other transaction or arrangement (other than in the ordinary course of business or save as between Highbury and wholly-owned subsidiaries of Highbury);

(v) purchased, redeemed or repaid any of its own shares or other securities or reduced or (save for the matters referred to in subparagraph (i) of this condition) made or authorised any other change in its share capital;

(vi) made or authorised any change in its loan capital or issued or authorised the issue of any debentures or (other than in the ordinary course of business and save as between Highbury and wholly-owned subsidiaries of Highbury) incurred or increased any indebtedness or contingent liability to an extent that, in the case of such indebtedness or liability, is material in the context of the Wider Highbury Group taken as a whole;

(vii) entered into, varied or terminated, or authorised the entry into, variation or termination of, any contract, commitment or arrangement (whether in respect of capital expenditure or otherwise) which is outside the ordinary course of business or which is of a long term, onerous or unusual nature or magnitude or which involves or could involve an obligation of a nature or magnitude and which in each case is or would be material in the context of the Wider Highbury Group taken as a whole;

(viii) entered into any contract, commitment or arrangement which would be materially restrictive on the business of any member of the Wider Highbury Group (other than to a nature and extent which is normal in the context of the business concerned);

(ix) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(x) (other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation (or for any analogous proceedings or steps in any jurisdiction) or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer (or for the appointment of any analogous person in any jurisdiction) of all or any material part of its assets and revenues;

(xi) waived, compromised or settled any claim which is material in the context of the Wider Highbury Group taken as a whole;

(xii) save in respect of normal annual salary increases in accordance with past remuneration policies and in the ordinary course, entered into or varied the terms of any service agreement or arrangement with any director or senior executive of Highbury;

(xiii) made or consented to any change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined, or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to, any change to the trustees; or

(xiv) entered into any contract, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) with respect to, or proposed or announced any intention to effect or propose, any of the transactions, matters or events referred to in this condition;

(i) since 31 December 2003 (except as disclosed in the Highbury Annual Report or the interim financial statements of Highbury for the six months ended 30 June 2004 or as fairly disclosed to Future or its advisers by or on behalf of Highbury in connection with the Offer before 14 February 2005 or as publicly announced to a Regulatory Information Service by or on behalf of Highbury before 14 February 2005):

(i) no material adverse change having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider Highbury Group in any case which is material in the context of the Wider Highbury Group taken as a whole;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Highbury Group or to which any member of the Wider Highbury Group is a party (whether as plaintiff or defendant or otherwise) and no investigation by any Relevant

Authority against or in respect of any member of the Wider Highbury Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Highbury Group which in any such case would or might reasonably be expected to adversely affect any member of the Wider Highbury Group to an extent which in any such case is material in the context of the Wider Highbury Group taken as a whole; and

(iii) no contingent or other liability having arisen which would or might reasonably be expected to adversely affect the Wider Highbury Group to an extent which in any case is material in the context of the Wider Highbury Group taken as a whole;

(j) save as fairly disclosed to Future or its advisers by or on behalf of Highbury before 14 February 2005, Future not having discovered that:

(i) any financial, business or other information concerning the Wider Highbury Group publicly disclosed at any time by any member of the Wider Highbury Group (other than to the extent corrected by way of public announcement by or on behalf of Highbury to a Regulatory Information Service before 14 February 2005) is materially misleading, contains a material misrepresentation of fact or omits to state a material fact necessary to make the information contained therein not misleading;

(ii) any member of the Wider Highbury Group is subject to any liability, contingent or otherwise, which is not disclosed in the Highbury Annual Report or the interim financial statements of Highbury for the six months ended 30 June 2004 and which is material in the context of the Wider Highbury Group taken as a whole;

(iii) any past or present member of the Wider Highbury Group has failed to comply with any applicable legislation or regulations of any jurisdiction or any notice or requirement of any Relevant Authority with regard to the storage, disposal, discharge, spillage, release, leak or emission of any waste or hazardous or harmful substance or any substance likely to impair the environment or harm human or animal health or otherwise relating to environmental matters or that there has otherwise been any such storage, disposal, discharge, spillage, release, leak or emission (whether or not the same constituted non-compliance by any person with any such legislation or regulation, and whenever the same may have taken place), any of which non-compliance would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider Highbury Group which would be material in the context of the Wider Highbury Group taken as a whole; or

(iv) there is or is reasonably expected to be any obligation or liability (whether actual or contingent) to make good, repair, re-instate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider Highbury Group under any environmental legislation, regulation, notice, circular or order of any Relevant Authority in any jurisdiction which in any such case would be material in the context of the Wider Highbury Group taken as a whole.

Future reserves the right to waive all or any of conditions (d) to (j) inclusive, in whole or in part. The Offer will lapse unless all the above conditions are fulfilled or (if capable of waiver) waived or, where appropriate, determined by Future to have been or remain satisfied by midnight on the day which is 21 days after the later of the First Closing Date and the date on which the Offer becomes or is declared unconditional as to acceptances (or such later date as Future may, with the consent of the Panel, decide). Future shall be under no obligation to waive or treat as fulfilled any of conditions (d) to (j) inclusive by a date earlier than the date specified above for the fulfilment thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

If Future is required by the Panel to make an offer for any Highbury Shares under Rule 9 of the Code, Future may make such alterations to the above conditions as are necessary to comply with that Rule.

The Offer will lapse if, before the First Closing Date or the date when the Offer becomes unconditional as to acceptances (whichever is the later), the acquisition of Highbury is referred to the Competition Commission.

If the Offer lapses, the Offer will cease to be capable of further acceptance and Highbury Shareholders accepting the Offer and Future will cease to be bound by acceptances submitted at or before the time the Offer so lapses.

Part B—Further Terms of the Offer

The following further terms apply to the Offer. Except where the context otherwise requires, any reference in Parts B or C of this Appendix I and in the Form of Acceptance: (i) to the "**Offer**" shall mean the Offer (including the Partial Cash Alternative) and any revision, variation, increase or renewal thereof or extension thereto; (ii) to the "**Offer becoming unconditional**" shall include references to the Offer being declared unconditional; (iii) to the "**Offer becoming or being declared unconditional**" shall be construed as references to the Offer becoming or being declared unconditional as to acceptances whether or not any other condition thereof remains to be fulfilled; (iv) to the "**acceptance condition**" shall mean the condition set out in paragraph (a) of Part A of this Appendix I; (v) to "**acceptances of the Offer**" shall include deemed acceptances of the Offer; (vi) to the "**Offer Document**" shall mean this document and any other document containing the Offer; and (vii) to any times and/or dates shall be construed as references to the relevant time and/or date in London.

1 Acceptance period

(A) The Offer will initially be open for acceptance until 3.00 p.m. on Friday 1 April 2005. Although no revision is envisaged, if the Offer is revised it will remain open for acceptance for a period of at least 14 days (or such other period as the Panel may permit) from the date of the posting of any revised Offer document to Highbury Shareholders. Except with the Panel's consent, no revision of the Offer may be posted or made after Tuesday 26 April 2005 or, if later, the date falling 14 days before the last date on which the Offer can become unconditional.

(B) The Offer (whether revised or not) shall not (except with the consent of the Panel) be capable of becoming unconditional after midnight on Tuesday 10 May 2005 (or any earlier time and/or date announced (and not withdrawn) by Future as the date beyond which the Offer will not be extended) nor of being kept open for acceptance after that time and/or date unless it has previously become unconditional, provided that Future reserves the right, with the permission of the Panel, to extend the Offer to a later time(s) and/or date(s). Except with the consent of the Panel, Future may not, for the purpose of determining whether the acceptance condition has been satisfied, take into account acceptances received or purchases of Highbury Shares made after 1.00 p.m. on Tuesday 10 May 2005 (or any earlier time and/or date announced (and not withdrawn) by Future as the date beyond which the Offer will not be extended) or, if the Offer is so extended, any such later time and/or date as may be agreed with the Panel.

(C) If the Offer becomes or is declared unconditional, it will remain open for acceptance for not less than 14 days from the date on which it would otherwise have expired. If the Offer has become unconditional and it is stated by or on behalf of Future that the Offer will remain open until further notice, then not less than 14 days' prior notice in writing will be given to those Highbury Shareholders who have not accepted the Offer prior to the closing of the Offer.

(D) If a competitive situation (as determined by the Panel) arises after Future has made a "no increase" and/or "no extension" statement (as referred to in the Code) in relation to the Offer, Future may, if it specifically reserves the right to do so at the time such statement is made (or otherwise with the consent of the Panel), choose not to be bound by the terms of or withdraw such statement and be free to revise or extend the Offer provided that Future complies with the requirements of the Code and in particular that:

(i) Future announces the withdrawal, and that it is free to extend or revise the Offer (as appropriate), as soon as possible (and in any event within four Business Days of the firm announcement of the competing offer or other competitive situation) and Highbury Shareholders are informed in writing at the earliest practicable opportunity or, in the case of Highbury Shareholders with registered addresses outside the UK and the United States or whom Future knows to be a nominee, trustee or custodian holding Highbury Shares for such persons, by announcement in the UK at the earliest practicable opportunity; and

(ii) any Highbury Shareholder who accepts the Offer after the date of the "no extension" and/or "no increase" statement is given a right of withdrawal in accordance with paragraph 3(C) of this Part B.

Future may choose not to be bound by the terms of a "no increase" or "no extension" statement if, having reserved the right to do so at the time such statement is made, it posts an increased or improved offer which is recommended for acceptance by the Highbury Directors or in other circumstances permitted by the Panel.

(E) For the purpose of determining at any particular time whether the acceptance condition has been satisfied, Future shall not be bound (unless otherwise required by the Panel) to take account of any Highbury Shares which have been unconditionally allotted or issued before that time unless written notice of the allotment or issue of which, containing all the relevant details, has been received by Lloyds TSB Registrars on behalf of Future from Highbury or its agents at either of the addresses specified in paragraph 3(A) below. Notification by telex, e-mail, facsimile or other electronic transmission or copies will not constitute written notice.

(F) Future reserves the right to treat as valid in whole or in part acceptances of the Offer which are not entirely in order or which are not accompanied by the relevant share certificate(s) and/or other relevant document(s) of title or are not accompanied by the relevant TTE Instruction(s) (subject to paragraph 5(G) of this Part B and Part C of this Appendix I).

2 **Announcements**

(A) Without prejudice to paragraph 3(A) of this Part B, by 8.00 a.m. on the Dealing Day (the "relevant day") immediately following the day on which the Offer is due to expire or becomes or is declared unconditional or is revised or extended as the case may be (or such later time(s) and/or date(s) as the Panel may agree), Future will make an appropriate announcement and simultaneously inform a Regulatory Information Service of the position of the Offer. Such announcement will (unless otherwise permitted by the Panel) also state (as nearly as practicable) the total number of Highbury Shares and rights over Highbury Shares:

(i) for which acceptances of the Offer have been received;

(ii) acquired or agreed to be acquired by or on behalf of Future or any person acting or deemed to be acting in concert with Future during the Offer period;

(iii) held by or on behalf of Future or any person acting or deemed to be acting in concert with Future prior to the Offer period; and

(iv) for which acceptances of the Offer have been received from any person acting or deemed to be acting in concert with Future for the purposes of the Offer during the Offer period;

and will specify the percentage of the Highbury Shares represented by each of these figures.

(B) Any decision to extend the time and/or date by which the acceptance condition has to be fulfilled may be made at any time up to, and will be announced not later than, 8.00 a.m. on the relevant day (or such later time and/or date as the Panel may agree) and the announcement will state the next expiry date (unless the Offer is then unconditional in which case a statement may instead be made that the Offer will remain open until further notice). In computing the number of Highbury Shares represented by acceptances and/or purchases, there may, at the discretion of Future, be included or excluded for announcement purposes acceptances and purchases not complete in all respects or subject to verification, provided that such acceptances and/or purchases shall not be included unless they could be counted towards fulfilling the acceptance condition in accordance with paragraph 5(G) of this Part B.

(C) In this Appendix I, save as otherwise specified, references to the making of an announcement or the giving of notice by or on behalf of Future include the release of an announcement to the press by Future's public relations consultants or by Morgan Stanley and the delivery by hand or telephone, telex, email or facsimile or other electronic transmission of an announcement to a Regulatory Information Service. An announcement made otherwise than to a Regulatory Information Service shall be notified simultaneously to a Regulatory Information Service (unless otherwise agreed by the Panel).

(D) Without limiting the manner in which Future may choose to make any public statement and subject to Future's obligations under applicable law and the Listing Rules, Future will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to a Regulatory Information Service.

3. **Rights of withdrawal**

(A) If Future, having announced the Offer to be unconditional, fails to comply by 3.30 p.m. on the relevant day (or such later time and/or date as the Panel may agree) with any of the requirements specified in paragraph 2(A) of this Part B, an accepting Highbury Shareholder may immediately thereafter withdraw his acceptance of the Offer by written notice given by post to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by hand (during normal business hours) to Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX on behalf of Future. Subject to paragraph 1(B) of this Part B, this right of withdrawal may be terminated not less than eight days after the relevant day by Future confirming, if such be the case, that the Offer is still unconditional, and complying with the other requirements specified in paragraph 2(A) of this Part B. If any such confirmation is given, the first period of 14 days referred to in paragraph 1(C) of this Part B will run from the date of such confirmation and compliance.

(B) If by 3.00 p.m. on Friday 22 April 2005 (or such later time(s) and/or date(s) as the Panel may agree) the Offer has not become unconditional, an accepting Highbury Shareholder may withdraw his acceptance of the Offer at any time thereafter by written notice in the manner referred to in paragraph 3(A) of this Part B before the earlier of (i) the time when the Offer becomes unconditional and (ii) the final time for lodgement of acceptances of the Offer which can be taken into account in accordance with paragraph 1(B) of this Part B.

(C) If a "no extension" and/or a "no increase" statement has been withdrawn pursuant to paragraph 1(D) of this Part B, any Highbury Shareholder who accepts the Offer after such statement is made may withdraw his acceptance thereafter in the manner referred to in paragraph 3(A) of this Part B not later than the eighth day after the date on which notice of the withdrawal of such statement is posted to Highbury Shareholders.

(D) Except as provided by this paragraph 3, acceptances and elections shall be irrevocable.

(E) In this paragraph 3, "written notice" (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the relevant accepting Highbury Shareholder(s) or his/their agent(s) duly appointed in writing (evidence of whose appointment in a form reasonably satisfactory to Future is produced with the notice). Telex, e-mail, facsimile or other electronic transmission or copies will not be sufficient to constitute written notice. No notice which is postmarked in, or otherwise appears to Future or its agents to have been sent from Australia, Canada or Japan will, save as specified in paragraph 7(F) of this Part B, be treated as valid.

(F) Any Highbury Shareholder withdrawing his acceptance in respect of the Offer pursuant to paragraphs 3(A), 3(B) or 3(C) of this Part B shall also be deemed to have withdrawn any election for the Partial Cash Alternative.

4. **Revised Offer**

(A) Although no revision of the Offer is envisaged, if the Offer (in its original or any previously revised form(s)) is revised (either in its terms and conditions or in the value or nature of the consideration offered or otherwise) and such revision represents, on the date on which such revision is announced (on such basis as Morgan Stanley may consider appropriate), an increase or improvement (or no diminution) in the value of the Offer as so revised compared with the consideration or terms previously offered or in the overall value received and/or retained by a Highbury Shareholder (under the Offer or otherwise), the benefit of the revised Offer will, subject as provided in paragraphs 4(B), 4(C) and 7 of this Part B, be made available to Highbury Shareholders who have accepted the Offer in its original or any previously revised form(s) (hereinafter called "Previous Acceptors"). The acceptance of the Offer by or on behalf of a Previous Acceptor in its original or any previously revised form(s) shall, subject as provided in paragraphs 4(B), 4(C), 4(D) and 7 of this Part B, be deemed an acceptance of the Offer as so revised in respect of the Highbury Shares comprised or deemed to be comprised in the original or any previously revised acceptance and subject as aforesaid shall also constitute the separate appointment of Future and/or Morgan Stanley and each of their respective directors, authorised representatives and agents as his attorney and/or agent with authority (i) to accept any such revised Offer on behalf of such Previous Acceptor; (ii) if such revised Offer includes alternative forms of consideration, to make elections and/or accept such alternative forms of consideration in such proportions as such attorney and/or agent in his absolute discretion thinks fit; and (iii) to execute on behalf of and in the name of such Previous Acceptor all such further documents (if any) and to do all such further things (if any) as may be required to give effect to such acceptances and/or elections. In making any such election and/or acceptance, such attorney and/or agent shall take into account the nature of any previous acceptances made by or on behalf of the Previous Acceptor and such other facts or matters as he may reasonably consider relevant.

(B) The deemed acceptances referred to in paragraph 4(A) of this Part B shall not apply and the authorities conferred by paragraph 4(A) of this Part B shall not be exercised by Future or Morgan Stanley or any of their respective directors, authorised representatives and agents if, as a result thereof, the Previous Acceptor would (on such basis as Morgan Stanley may consider appropriate) thereby receive less in aggregate consideration under the revised Offer or otherwise than he would have received in aggregate as a result of acceptance of the Offer in the form in which it was previously accepted by him or on his behalf. The authorities conferred by paragraph 4(A) of this Part B shall not be exercised in respect of any election available under the revised Offer save in accordance with this paragraph.

(C) The deemed acceptances referred to in paragraph 4(A) of this Part B shall not apply and the authorities conferred by paragraph 4(A) of this Part B shall be ineffective to the extent that a Previous Acceptor shall lodge with Lloyds TSB Registrars, in the manner referred to in paragraph 3(A) of this Part B, within 14 days of the posting of the document pursuant to which the revision of the Offer is made available to Highbury Shareholders, a Form of Acceptance or some other form issued by or on behalf of Future in which he validly elects to receive the consideration receivable by him under such revised Offer in some other manner than that set out in his original acceptance.

(D) The powers of attorney and authorities and agency conferred by this paragraph 4 and any acceptance of a revised Offer pursuant to any of the foregoing and/or any election(s) pursuant thereto shall be irrevocable unless and until the Previous Acceptor becomes entitled to withdraw his acceptance under paragraph 3 of this Part B and validly does so.

(E) Future, Morgan Stanley and their respective agents reserve the right to treat an executed Form of Acceptance relating to the Offer (in its original or any previously revised form(s)) which is received after the announcement or issue of the Offer in any revised form as a valid acceptance of the revised Offer and/or, where applicable, a valid election for or acceptance of any of the alternative forms of consideration. Such acceptances shall constitute an authority in the terms of paragraph 4(A) of this Part B *mutatis mutandis* on behalf of the relevant Highbury Shareholder.

5. **General**

(A) Save with the consent of the Panel, the Offer will lapse unless all the conditions relating to the Offer have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by Future in its reasonable opinion to be or remain satisfied in each case by the later of midnight on (i) Friday 22 April 2005, (ii) the date which is 21 days after the date on which the Offer becomes unconditional as to acceptances and (iii) such date as Future may, with the consent of the Panel, decide.

(B) The expression "**Offer period**" when used in this document means, in relation to the Offer, the period commencing on (and including) 26 January 2005 (being the date on which Highbury first announced that it was in talks which might or might not lead to an offer) until whichever of the following shall be the latest: (i) 3.00 p.m. on Friday 1 April 2005; (ii) the time and date on which the Offer becomes or is declared unconditional; and (iii) the time and date on which the Offer lapses.

(C) Except with the consent of the Panel, settlement of the consideration to which any Highbury Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which Future or Morgan Stanley may otherwise be, or claim to be, entitled as against such Highbury Shareholder and will be posted (or otherwise transmitted) within 14 days of the date on which the Offer becomes or is declared unconditional in all respects, or 14 days after receipt (while the Offer remains open for acceptance) of a valid and complete acceptance, whichever is the later, and will be effected in the manner described in paragraph 19 of the letter from Morgan Stanley contained in Part II of this document. No consideration will be sent to an address in Australia, Canada or Japan, unless otherwise determined by Future and except to the extent permitted by applicable laws.

(D) The terms, provisions, instructions and authorities contained in or deemed to be incorporated in the Form of Acceptance constitute part of the terms of the Offer. Words and expressions defined in this document shall have the same meanings when used in the Form of Acceptance, unless the context otherwise requires. The provisions of this Appendix I shall be deemed to be incorporated in and form part of the Form of Acceptance.

(E) Without prejudice to any other provision in this Part B, Future and Morgan Stanley reserve the right to treat acceptances of the Offer as valid if received by or on behalf of either of them at any place or places determined by them otherwise than as set out herein or in the Form of Acceptance.

(F) Future and Morgan Stanley reserve the right to treat as valid in whole or in part acceptances of the Offer that are not entirely in order or that are not accompanied by the relevant share certificate(s) and/or other document(s) of title or not accompanied by the relevant TTE Instruction(s).

(G) Notwithstanding the right reserved by Future in paragraph 5(F) of this Part B, except as otherwise agreed with the Panel:

(i) an acceptance of the Offer will only be counted towards fulfilling the acceptance condition if the requirements of Note 4 and, if applicable, Note 6 on Rule 10 of the Code are satisfied in respect of it;

(ii) a purchase of Highbury Shares by Future or persons acting in concert with it or its nominee(s) or, in the case of a Rule 9 offer, by any person acting in concert with Future or its nominees, will only be counted towards fulfilling the acceptance condition if the requirements of Note 5 and, if applicable, Note 6 on Rule 10 of the Code are satisfied in respect of it; and

(iii) the Offer will not become unconditional unless Lloyds TSB Registrars has issued a certificate to Future and/or Morgan Stanley stating the number of Highbury Shares in respect of which acceptances have been received and the number of Highbury Shares otherwise acquired, whether before or during the Offer period, in compliance with the requirements of paragraph 5(G) of this Part B. A copy of such certificate will be sent to the Panel and to Highbury's financial advisers as soon as possible after it is issued.

(H) The Offer and all acceptances thereof and all elections pursuant thereto and the relevant Form of Acceptance and all contracts made pursuant thereto and action taken or made or deemed to be taken or made under any of the foregoing shall be governed by and construed in accordance with English law. Execution of a Form of Acceptance by or on behalf of a Highbury Shareholder will constitute his submission, in relation to all matters arising out of or in connection with the Offer and the Form of Acceptance to the jurisdiction of the Courts of England and his agreement that nothing shall limit the right of Future or Morgan Stanley to bring any action, suit or proceeding arising out of or in connection with the Offer and the Form of Acceptance in any other manner permitted by law or in any court of competent jurisdiction.

(I) Any reference in this document and in the Form of Acceptance to Friday 1 April 2005 shall (except in paragraphs 1(A) and 5(B) of this Part B and except where the context otherwise requires), if the expiry date of the Offer is extended, be deemed to refer to the expiry date of the Offer as so extended.

(J) Any omission to despatch this document and/or the Form of Acceptance, the Listing Particulars or any related documents or any notice required to be despatched under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made, or should be made, shall not invalidate the Offer in any way or create any implication that the Offer has not been made to any such person. The Offer extends to all Highbury Shareholders to whom this document, the Form of Acceptance, the Listing Particulars and any related documents may not be despatched, or who may not receive such documents and such persons may collect copies of those documents from Lloyds TSB Registrars at either of the addresses set out in paragraph 3(A) of this Part B.

(K) All powers of attorney, appointments as agents and authorities on the terms conferred by or referred to in this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of the Highbury Shareholder concerned and are irrevocable, in accordance with section 4 of the Powers of Attorney Act 1971, except in the circumstances where the donor of such power of attorney, appointment or authority is entitled to withdraw his acceptance in accordance with paragraph 3 of this Part B and validly does so.

(L) No acknowledgement of receipt of any Form of Acceptance, transfer by means of CREST communication, notice, share certificate and/or other document of title will be given by or on behalf of Future. All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from Highbury Shareholders (or their designated agent(s)) will be delivered by or sent to or from such Highbury Shareholders (or their designated agent(s)) at their risk.

(M) If the Offer does not become unconditional in all respects or lapses:

(i) in respect of Highbury Shares held in certificated form, the Forms of Acceptance and any share certificate(s) and/or other document(s) of title will be returned by post (or by such other method as may be approved by the Panel) by Lloyds TSB Registrars within 14 days of the Offer lapsing or being withdrawn, at the risk of the Highbury Shareholder concerned, to the person or agent whose name and address outside Australia, Canada and Japan appears on page 3 of the Form of Acceptance or, if appropriate, in Box 4A (or Box 4B as applicable) of the Form of Acceptance (or in the case of joint holders of Highbury Shares, to that one of the joint holders whose name and address outside Australia, Canada and Japan appears on page 3 of the Form of Acceptance or, if appropriate, stands first in Box 4A (or Box 4B as applicable) of the Form of Acceptance). No such documents will be sent to an address in Australia, Canada or Japan, unless otherwise determined by Future and to the extent permitted by applicable laws); and

(ii) in respect of Highbury Shares held in uncertificated form, Lloyds TSB Registrars will, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days following the lapsing of the Offer), give TFE Instructions to CRESTCo to transfer all Highbury Shares held in escrow balances and in relation to which it is the Escrow Agent for the purposes of the Offer to the original available balances of the Highbury Shareholders concerned.

(N) The Offer is made on Friday 11 March 2005 and is capable of acceptance from and after that time. Copies of this document, the Form of Acceptance, the Listing Particulars and any related documents are available from Lloyds TSB Registrars at either of the addresses set out in paragraph 3(A) of this Part B from that time. The Offer is made by means of this document and by means of an advertisement to be inserted in the Financial Times (London edition) on Saturday 12 March 2005.

(O) If sufficient acceptances are received and/or sufficient Highbury Shares are otherwise acquired, Future intends to apply the provisions of sections 428-430F of the Companies Act to acquire compulsorily any outstanding Highbury Shares to which the Offer relates. Future also intends, following the Offer becoming unconditional in all respects, to procure that Highbury applies for cancellation of the admission to trading of Highbury Shares on the London Stock Exchange's market for listed securities and to the UKLA for the cancellation of the listing of the Highbury Shares on the Official List. It is anticipated that such cancellations will take effect no earlier than 20 Dealing Days after the Offer becomes or is declared unconditional in all respects.

(P) Future and Morgan Stanley reserve the right to notify any matter (including the making of the Offer) to all or any Highbury Shareholder(s) with (a) registered address(es) outside the UK or whom Future and Morgan Stanley know to be nominees, trustees or custodians for such persons by announcement or paid advertisement in any daily newspaper published and circulated in the UK in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure by any such shareholders to receive or see such notice, and all references in this document to notice in writing (other than in paragraph 3 of this Part B) shall be construed accordingly.

(Q) Due completion of a Form of Acceptance will constitute an instruction to Future that, on the Offer becoming unconditional in all respects, all mandates and other instructions or notices recorded in Highbury's records immediately prior to that time will, unless and until revoked or varied, continue in full force in relation to any New Future Shares allotted or issued to the relevant Highbury Shareholder pursuant to the Offer.

(R) In relation to any acceptance of the Offer in respect of Highbury Shares which are in uncertificated form, Future reserves the right to make such alterations, additions or modifications to the terms of the Offer as may be necessary or desirable to give effect to any purported acceptance of the Offer, whether in order to comply with the facilities or requirements of CREST or otherwise, provided such alterations, additions or modifications are consistent with the requirements of the Code or are otherwise made with the consent of the Panel.

(S) Fractional entitlements to New Future Shares will not be allotted or issued to Highbury Shareholders who accept the Offer (including Highbury Shareholders who are deemed to accept the Offer). Instead, the New Future Shares representing the aggregate of these fractional entitlements will be sold in the market and the net proceeds will be retained by Future for the benefit of the Enlarged Group.

(T) Highbury Shares will be acquired by Future fully paid and free from all liens, charges, equitable interests, encumbrances and any other third party rights of any nature whatsoever and together with all rights now or hereafter attaching to them, including the right to receive in full and retain all dividends and other distributions (if any) declared, made or paid after (but not including) 14 February 2005.

(U) The New Future Shares to be issued under the Offer will be issued credited as fully paid and free from all liens, equities and encumbrances. The New Future Shares will rank *pari passu* in all respects with the existing Future Shares, including the right to receive all Future dividends and other distributions declared, made or paid by Future following the date on which the Offer becomes or is declared unconditional in all respects.

(V) All references in this Appendix I to any statute or statutory provision shall include a statute or statutory provision which amends, consolidates or replaces the same (whether before or after the date hereof).

(W) References in this Part B and in Part C of this Appendix I to a Highbury Shareholder will include references to the person or persons executing a Form of Acceptance and, in the event of more than one person executing a Form of Acceptance, such paragraphs will apply to them jointly and severally.

(X) Neither Future nor Morgan Stanley nor any agent or director of Future or Morgan Stanley, nor any person acting on behalf of any of them, shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the Offer or otherwise in connection therewith.

6. **Partial Cash Alternative**

(A) The Partial Cash Alternative is conditional on the Offer becoming unconditional in all respects. The Partial Cash Alternative will lapse if the Offer lapses.

(B) Subject as stated below, each Highbury Shareholder who validly accepts the Offer may elect, in respect of the Highbury Shares for which he has accepted the Offer, to receive 10.0 pence in cash for each Highbury Share, instead of some or all of the New Future Shares to which he would otherwise become entitled. The aggregate amount of cash payable pursuant to the Partial Cash Alternative will not, subject to paragraph 6(H) of this Part B, exceed £10.0 million in aggregate.

(C) Highbury Shareholders who validly elect for the Partial Cash Alternative should specify the number of Highbury Shares in respect of which they wish to receive cash consideration under the Partial Cash Alternative instead of New Future Shares. Elections under the Partial Cash Alternative will only be accepted in respect of whole numbers of Highbury Shares; any election which is not in respect of a whole number of Highbury Shares will be rounded down to the nearest whole number. The number of Highbury Shares in respect of which an election under the Partial Cash Alternative is made represents the number of Highbury Shares in respect of which the Highbury Shareholder wishes to receive cash as consideration under the Offer.

(D) Valid elections for cash made by Highbury Shareholders under the Partial Cash Alternative will be satisfied in full where sufficient cash is available either (i) as a result of Accepting Highbury Shareholders not electing for the Partial Cash Alternative or (ii) as a result of Highbury Shareholders electing for the Partial Cash Alternative and validly making elections to exchange some (but not all) of their Highbury Shares for cash under the Partial Cash Alternative, in either case thereby releasing cash to which they might otherwise be entitled under the Partial Cash Alternative for availability to other Accepting Highbury Shareholders under the Partial Cash Alternative. If the maximum amount of cash available to satisfy elections for the Partial Cash Alternative pursuant to paragraph 6(B) of this Part B is insufficient to satisfy in full all valid elections for cash under the Partial Cash Alternative, then such elections will be scaled down as nearly as is practicable on a pro rata basis to the applications and the balance of the consideration will be satisfied in New Future Shares in accordance with the basic terms of the Offer (subject to fractions being treated in accordance with paragraph 5(S) of this Part B).

(E) The Partial Cash Alternative will remain open until 3.00 p.m. on Friday 1 April 2005 and may be closed then, or on any subsequent closing date, without prior notice. If the Offer has not become or been declared unconditional as to acceptances by 3.00 p.m. on Friday 1 April 2005, Future may extend the Partial Cash Alternative to a later closing date. If the Partial Cash Alternative has been closed, Future reserves the right to reintroduce a partial cash alternative, subject to the rules of the Code.

(F) No election under the Partial Cash Alternative will be valid unless both a valid acceptance of the Offer and a valid election for the Partial Cash Alternative, duly completed in all respects, are received, accompanied by all relevant share certificate(s) and/or other document(s) of title in respect of Highbury Shares in certificated form, and if the Highbury Shares are in uncertificated form, a TTE Instruction in favour of Lloyds TSB Registrars as Escrow Agent in relation to those shares has settled, in each case in accordance with the acceptance procedures set out in paragraph 19 of the letter from Morgan Stanley in Part II of this document and by the time and date on which the Partial Cash Alternative closes.

(G) If any Form of Acceptance which includes an election under the Partial Cash Alternative is either received after the time and date upon which the Partial Cash Alternative closes or is received before such time and date but is not valid or complete in all respects at such time and date, such election shall, for all purposes, be deemed to be void, and the Highbury Shareholder purporting to make such election shall not, for any purpose, be entitled to receive any variation of consideration under the election but such acceptance, if otherwise valid, shall, subject to the provisions of paragraph 7 of this Part B, be deemed to be an acceptance of the Offer in respect of the number of Highbury Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance and the relevant Highbury Shareholder will, upon the Offer becoming unconditional in all respects, be entitled to receive the basic consideration due under the Offer in respect thereof.

(H) If the Partial Cash Alternative remains open for any period or periods, or a partial cash alternative is reintroduced for any period or periods, after the date upon which the Offer becomes unconditional in all respects, Future shall be entitled, at its absolute discretion, to treat elections received (or validated or completed) during such period or periods as forming a separate pool or pools for the purposes of determining the cash available to meet such elections, and may otherwise satisfy such elections, in each case on whatever basis Future may determine.

7. **Overseas Shareholders**

(A) The availability of the Offer (including, for the avoidance of doubt, the provision of the Partial Cash Alternative) to Highbury Shareholders who are residents of jurisdictions outside the United Kingdom and the United States may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom or the United States should fully acquaint themselves with and observe any applicable legal requirements. It is the responsibility of Highbury Shareholders who are residents of jurisdictions outside the United Kingdom and the United States and who wish to accept the Offer to satisfy themselves as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required or the compliance with other necessary formalities. Each Overseas Shareholder will be responsible for the payment of any issue, transfer or other taxes or other requisite payments by whomsoever payable and Future and Morgan Stanley and any person acting on behalf of either of them shall be fully indemnified and held harmless by such Overseas Shareholder for any such issue, transfer or other taxes or other requisite payments as Future and Morgan Stanley (or any person acting on behalf of either of them) may be required to pay. If you are an Overseas Shareholder and you are in doubt about your position, you should consult your independent professional adviser in the relevant jurisdiction.

(B) Unless otherwise determined by Future and except to the extent permitted by applicable laws, the Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and the Offer is not capable of acceptance from or within these jurisdictions. Accordingly, neither this document nor the accompanying Form of Acceptance, nor the Listing Particulars nor any related document is being, and no such document may be, directly or indirectly, mailed or otherwise forwarded, distributed or sent, in whole or in part, in, into or from Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in, into or from Australia, Canada or Japan, if to do so would violate applicable laws in such jurisdiction.

(C) The New Future Shares have not been, and will not be, registered under the US Securities Act or under the securities laws of any state of the United States; have not been, and will not be, qualified for sale or resale under the securities laws of any province or territory of Canada; and no prospectus in relation to them has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, the New Future Shares are not being and will not be offered, sold, resold or delivered, directly or indirectly, in or into Australia, Canada or Japan or any other jurisdiction or to or for the account or benefit of any residents of Australia, Canada or Japan if to do so would constitute a violation of the laws of, or require registration thereof in, the relevant jurisdiction.

(D) Envelopes containing Forms of Acceptance and/other documents relating to the Offer should not be postmarked in Australia, Canada or Japan or otherwise despatched from Australia, Canada or Japan and all acceptors must provide addresses outside Australia, Canada or Japan for the receipt or the remittance of cash and/or share certificates in respect of New Future Shares or for the return of Form(s) of Acceptance and if applicable, share certificate(s) or other documents of title in respect of Highbury Shares.

(E) Subject to paragraph 7(F) of this Part B, a Highbury Shareholder may be deemed not to have validly accepted the Offer if:

(i) he puts "No" in Box 6 of the Form of Acceptance and thereby does not give the representations and warranties set out in paragraph (C) of Part C of this Appendix I;

(ii) he has a registered address in Australia, Canada or Japan and he does not insert in Box 4B of the Form of Acceptance the name and address of a person or agent outside Australia, Canada or Japan to whom he wishes the consideration to which he is entitled under the Offer and/or any documents to be sent;

(iii) he inserts in Box 4B of the Form of Acceptance the name and address of a person or agent in Australia, Canada or Japan to whom he wishes the consideration to which he is entitled under the Offer and/or any documents to be sent; or

(iv) in any case, the Form of Acceptance received from him is received in an envelope postmarked in, or which otherwise appears to Future or its agents to have been sent from Australia, Canada or Japan.

Future reserves the right, in its sole discretion, to investigate, in relation to any acceptance, whether the representations and warranties set out in paragraph (C) of Part C of this Appendix I have been truthfully given by the relevant Highbury Shareholder and are correct and, if such investigation is made and, as a result, Future cannot satisfy itself that such representations and warranties are true and correct, such acceptance shall not be valid.

If, in connection with the mailing of the Offer, and notwithstanding the restrictions above, any person (including, without limitation, any custodian, nominee and/or trustee) whether pursuant to a contractual or legal obligation or otherwise sends, forwards or otherwise distributes this document, the Form of Acceptance, the Listing Particulars or any related document in, into or from Australia, Canada or Japan, such person should (i) inform the recipient of such fact, (ii) explain to the recipient that such action may invalidate any purported acceptance or election by the recipient and (iii) draw the attention of the recipient to this paragraph 7(E).

Any acceptance of the Offer by Highbury Shareholders who are unable to give the representations and warranties set out in Part C of this Appendix I may be disregarded.

(F) The provisions of this paragraph 7 and/or any other terms of the Offer relating to Overseas Shareholders may be waived, varied or modified as regards specific Highbury Shareholders or on a general basis by Future in its absolute discretion. In particular, without limitation, Future reserves the right, in its sole discretion, to (i) treat as valid an acceptance received from (a) person(s) who is/are unable to give the representations and warranties set out in paragraph (C) of Part C of this Appendix I, and/or (ii) either itself or through Morgan Stanley or through its or their respective agents, as agent for such acceptor(s):

(i) to sell the New Future Shares to which they are otherwise entitled under the Offer on behalf of such acceptor(s) on the London Stock Exchange within 21 days of such shares being allotted;

(ii) to receive the certificate(s) and/or other document(s) of title in respect of such New Future Shares and to execute instrument(s) of transfer in respect of such New Future Shares; and

(iii) to remit the net proceeds of such sale (after deducting therefrom the expenses of sale) as soon as reasonably practicable to the person or agent whose name and address outside Australia, Canada and Japan appears on page 3 of the Form of Acceptance or, if appropriate, in Box 4A (or Box 4B as applicable) of the Form of Acceptance (or in the case of joint holders of Highbury Shares, to that one of the joint holders whose name and address outside Australia, Canada and Japan appears on page 3 of the Form of Acceptance or, if appropriate, stands first in Box 4A (or Box 4B as applicable) of the Form of Acceptance). Future reserves the right also to arrange for the sale of New Future Shares to which Overseas Shareholders may otherwise be entitled pursuant to sections 428-430F of the Companies Act and remit the proceeds of such sale, net of expenses, to such Overseas Shareholders instead.

Neither Future nor Morgan Stanley nor any person acting on behalf of either of them shall have any liability to any person for any loss or alleged loss arising from the price, timing or manner of any sale made pursuant to the provisions of this paragraph 7(F) or otherwise in connection therewith.

If, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees) whether pursuant to a contractual or legal obligation or otherwise sends, forwards or otherwise distributes this document, the Form of Acceptance, the Listing Particulars or any related document in, into or from Australia, Canada or Japan, such person should (i) inform the recipient of such fact, (ii) explain to the recipient that such action may invalidate any purported acceptance by the recipient and (iii) draw the attention of the recipient to this paragraph 7(F).

(G) The provisions of this paragraph 7 and/or any other terms of the Offer relating to Overseas Shareholders may be waived, varied or modified as regards specific Highbury Shareholders or on a general basis by Future in its absolute discretion. In particular, without limitation, Future reserves the right to deem an Overseas Shareholder to have elected for a particular form of consideration, or to have made no election at all or to offer an Overseas Shareholder cash only by way of consideration, in each case in connection with the Offer or any compulsory acquisition procedure.

(H) The provisions of this paragraph 7 override any terms of the Offer inconsistent therewith.

(I) References in this paragraph 7 to a Highbury Shareholder shall include the person or persons executing a Form of Acceptance and, in the event of more than one person executing a Form of Acceptance, the provisions of this paragraph shall apply to them jointly and to each of them.

(J) Neither Future nor Morgan Stanley nor any agent or director of Future or Morgan Stanley nor any person on behalf of any of them shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the Offer or elections with respect to the Partial Cash Alternative on any of the bases set out above or otherwise in connection therewith.

(K) The Offer in the United States is being made solely by Future and neither Morgan Stanley nor any of its affiliates or related entities is making the Offer in the United States.

Part C—Form of Acceptance

Each Highbury Shareholder by whom, or on whose behalf, a Form of Acceptance is executed irrevocably undertakes, represents, warrants and agrees to and with Future, Morgan Stanley and Lloyds TSB Registrars (so as to bind him, his personal representatives, heirs, successors and assigns) that:

(A) the execution of the Form of Acceptance shall constitute:

(i) an acceptance of the Offer in respect of the number of Highbury Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance;

(ii) an election under the Partial Cash Alternative to receive cash, in respect of the number of Highbury Shares (if any) inserted or deemed to be inserted in Box 2 of the Form of Acceptance, subject to availability; and

(iii) an undertaking to execute any further documents and give any further assurances which may be required to enable Future to obtain the full benefit of this Part C of Appendix I and/or to perfect any of the authorities expressed to be given hereunder,

in each case, on and subject to the terms and conditions set out or referred to in this document and the Form of Acceptance and that, subject only to the rights of withdrawal set out in paragraph 3 of Part B of this Appendix I, each such acceptance and election shall be irrevocable provided that if (a) no number is inserted in Box 1 of the Form of Acceptance; or (b) the total number inserted in Box 1 of the Form of Acceptance is greater than the relevant registered holding of Highbury Shares; or (c) Boxes 1 and 2 of the Form of Acceptance are completed in an inconsistent manner; or (d) the Form of Acceptance is otherwise completed incorrectly, but the Form of Acceptance is signed, it will be deemed to be an acceptance of the basic terms of the Offer in respect of all the Highbury Shares comprised in the relevant registered holding, and provided further that, if Box 2 of a relevant Form of Acceptance is completed but Box 1 is not, it will be deemed to be an acceptance of the Offer with an election under the Partial Cash Alternative in respect of all of the holding of Highbury Shares or, as the case may be, the number of Highbury Shares inserted in Box 2 and an acceptance of the basic terms of the Offer in respect of the remaining Highbury Shares comprised in the acceptance (if any);

(B) the Highbury Shares in respect of which the Offer is accepted or deemed to be accepted are sold fully paid and free from all liens, charges, equitable interests, encumbrances and any other third party rights of any nature whatsoever and together with all rights now or hereafter attaching to them, including the right to receive in full and retain all dividends and other distributions (if any) declared, made or paid after (but not including) 14 February 2005;

(C) unless "No" is put in Box 6 of the Form of Acceptance, such Highbury Shareholder:

(i) has not received or sent copies or originals of this document, the Form of Acceptance, the Listing Particulars or any related documents in, into or from Australia, Canada or Japan, or any other jurisdiction where any such actions may constitute (or result in the Offer constituting) a breach of any legal or regulatory requirements;

(ii) was outside Australia, Canada and Japan when the Form of Acceptance was delivered or executed;

(iii) is not a resident, nor acting for or on behalf of a resident, of any province or territory of Canada;

(iv) in respect of the Highbury Shares to which the Form of Acceptance relates, is not an agent or a fiduciary acting on a non-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal or such principal has given any instructions with respect to the Offer from outside Australia, Canada and Japan;

(v) is not acquiring and will not hold New Future Shares with a view to or for the purposes of the offer, sale or delivery, directly or indirectly, of any such shares in or into Australia, Canada or Japan; and

(vi) if such Highbury Shareholder is a citizen, resident or national of a jurisdiction outside the United Kingdom and the United States, has observed the laws of the relevant jurisdiction, obtained all requisite governmental, exchange control and other required consents, complied with all other necessary formalities and paid any issue, transfer or other taxes and other requisite payments due in any such jurisdiction in connection with such acceptance and that he has not taken or omitted to take any action that will or may result in Future, Morgan Stanley or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Offer or his acceptance thereof;

(D) the execution of the Form of Acceptance and its delivery to Lloyds TSB Registrars constitutes, subject to the Offer becoming unconditional in all respects and to the accepting Highbury Shareholder not having validly withdrawn his acceptance, the irrevocable separate appointment of each of Future and Morgan Stanley and their respective directors and agents as such shareholder's attorney and/or agent (the "attorney"), and an irrevocable instruction and authorisation to the attorney:

(i) to complete and execute all or any form(s) of transfer and/or other document(s) at the discretion of the attorney in relation to the Highbury Shares in respect of which the Offer has been accepted or deemed to have been accepted in favour of Future or such other person or persons as Future or its agents may direct;

(ii) to deliver such form(s) of transfer and/or other document(s) at the discretion of the attorney together with the share certificate(s) and/or other document(s) of title relating to such Highbury Shares for registration within six months of the Offer becoming unconditional in all respects; and

(iii) to do all such other acts and things as may in the opinion of the attorney be necessary or expedient for the purposes of, or in connection with, the acceptance of the Offer pursuant to the Form of Acceptance and to vest in Future or its nominee(s) the Highbury Shares as aforesaid;

(E) the execution of the Form of Acceptance and its delivery to Lloyds TSB Registrars constitutes the irrevocable appointment of the Escrow Agent as such shareholder's attorney and/or agent and an irrevocable instruction and authority to the Escrow Agent:

(i) subject to the Offer becoming or being declared unconditional in all respects in accordance with its terms and to the accepting Highbury Shareholder not having validly withdrawn his acceptance, to transfer to itself (or to such other person or persons as Future or its agents may direct) by means of CREST all or any of the Relevant Highbury Shares (as defined below) (but not exceeding the number of Highbury Shares in respect of which the Offer is accepted or deemed to be accepted); and

(ii) if the Offer does not become unconditional in all respects, to give instructions to CRESTCo immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days from the lapsing of the Offer) to transfer all Relevant Highbury Shares to the original available balance of the accepting Highbury Shareholder.

As used in Part C of this Appendix I, "Relevant Highbury Shares" means the Highbury Shares in uncertificated form and in respect of which a transfer or transfers to escrow has or have been effected pursuant to the procedures described in paragraph 19(e) of the letter from Morgan Stanley in Part II of this document and where the transfers to escrow was or were made in respect of Highbury Shares held under the same member account ID and participant ID as the member account ID and participant ID relating to the Form of Acceptance concerned (but irrespective of whether or not any Form of Acceptance reference number, or a Form of Acceptance reference number corresponding to that appearing on the Form of Acceptance concerned, was included in the TTE Instruction concerned);

(F) the execution of the Form of Acceptance and its delivery constitutes, subject to the Offer becoming unconditional in all respects and to the accepting Highbury Shareholder not having validly withdrawn his acceptance, separate irrevocable authorities and requests:

(i) to Highbury or its agents to procure the registration of the transfer of those Highbury Shares referred to in paragraph (A) of this Part C pursuant to the Offer and, in respect of such Highbury Shares which are held in certificated form, the delivery of the share certificate(s) and/or other document(s) of title to Future or as it may direct;

(ii) subject to the provisions of paragraph 7 of Part B of this Appendix I, if the Highbury Shares concerned are in certificated form, or if either of the provisos to sub-paragraph (iii) below applies, to Future or its agents to procure the despatch by post (or by such other method as may be approved by the Panel) of the New Future Shares (if any) to which such Highbury Shareholder is entitled in certificated form and/or, if such Highbury Shareholder has made a valid election under the Partial Cash Alternative, the despatch by post (or by such other method as may be approved by the Panel) of the cheque for the cash consideration to which such Highbury

Shareholder is entitled at the risk of such Highbury Shareholder to the Highbury Shareholder or his appointed agent (but not in or into Australia, Canada or Japan, unless otherwise determined by Future and except to the extent permitted by applicable laws) whose name and address appears on page 3 of the Form of Acceptance or, if appropriate, in Box 4A (or Box 4B as applicable) of the Form of Acceptance (or in the case of joint holders of Highbury Shares, to that one of the joint holders whose name and address outside Australia, Canada and Japan appears on page 3 of the Form of Acceptance or, if appropriate, stands first in Box 4A (or Box 4B as applicable) of the Form of Acceptance);

(iii) if the Highbury Shares concerned are in uncertificated form, to Future or its agents to issue any New Future Shares to which such Highbury Shareholder is entitled in uncertificated form and/or, if such Highbury Shareholder has made a valid election under the Partial Cash Alternative, procure the payment by means of a CREST payment in favour of such Highbury Shareholder's payment bank, in accordance with the CREST payment arrangements, of any cash consideration to which such Highbury Shareholder is entitled pursuant to his acceptance of the Offer, provided that (a) Future may (if, for any reason, it wishes to do so) determine that all or any of such New Future Shares shall be issued in certificated form and/or, if such Highbury Shareholder has made a valid election under the Partial Cash Alternative, determine that all or any part of such cash consideration shall be paid by cheque despatched by post (or by such other method as may be approved by the Panel), and (b) if such Highbury Shareholder concerned is a CREST member whose registered address is in Australia, Canada or Japan, any New Future Shares to which such shareholder is entitled shall be issued in certificated form and/or, if such Highbury Shareholder has made a valid election under the Partial Cash Alternative, any cash consideration to which such shareholder is entitled shall be paid by cheque despatched by post (or by such other method as may be approved by the Panel) and, in either of such cases, sub-paragraph (ii) above shall apply;

(iv) subject to the provisions of paragraph 7 of Part B of this Appendix I, to Future or its agents to procure that the name(s) of such Highbury Shareholder(s) is/are entered on the register of members of Future in respect of any New Future Shares to which such Highbury Shareholder(s) are or may become entitled under the Offer, subject to the terms of the memorandum and articles of association of Future; and

(v) to Future or its agents to record and act upon any instructions with regard to notices or payment mandates which have been recorded in the records of Highbury in respect of such Highbury Shareholder's holding(s) of Highbury Shares, as if such mandates have been given in respect of its holding of New Future Shares;

(g) the execution of the relevant Form of Acceptance and its delivery constitutes the irrevocable appointment of Future and/or Morgan Stanley and their respective directors and agents as such shareholder's attorney and/or agent within the terms of paragraph 7 of Part B of this Appendix I;

(h) subject to the Offer becoming or being declared unconditional in all respects (or, in the case of voting by proxy, if the Offer would become unconditional in all respects or lapse immediately upon the outcome of the resolution in question) or if the Panel otherwise gives its consent, and pending registration:

(i) Future shall be entitled to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general or separate class meeting of Highbury) attaching to any Highbury Shares in respect of which the Offer has been accepted or is deemed to have been accepted and in respect of which such acceptance has not been validly withdrawn; and

(ii) the execution of the Form of Acceptance constitutes, with regard to Highbury Shares comprised in such acceptance and in respect of which such acceptance has not been validly withdrawn:

(a) an authority to Highbury and/or its agents from such Highbury Shareholder to send any notice, circular, warrant, document or other communication which may be required to be sent to him as a member of Highbury in respect of such Highbury Shares (including any share certificate(s) or other document(s) of title issued as a result of conversion of such Highbury Shares into certificated form) to Future at its registered office;

(b) the irrevocable appointment of Future or any of its directors or agents to sign on such Highbury Shareholder's behalf such documents and do such things as may in the opinion of such person seem necessary or desirable in connection with the exercise of any votes or other rights or privileges attaching to such Highbury Shares (including, without limitation, an authority to sign any consent to short notice of a general or separate class meeting as his attorney and/or agent and on his behalf and/or to execute a form of proxy in respect of such Highbury Shares and/or, where appropriate, any appointment pursuant to section 375 of the Companies Act, appointing any person nominated by Future to attend general and separate class meetings of Highbury and to exercise or refrain from exercising the votes attaching to such Highbury Shares on such Highbury Shareholder's behalf), such votes (where relevant) to be cast so far as possible to satisfy any outstanding conditions of the Offer; and

(c) the agreement of such Highbury Shareholder not to exercise any such rights without the consent of Future and the irrevocable undertaking of such Highbury Shareholder not to appoint a proxy or representative for or to attend any such meetings;

(I) he will deliver, or procure the delivery of, to Lloyds TSB Registrars at either of the addresses and in the manner referred to in paragraph 3(A) of Part B of this Appendix I, his share certificate(s) and/or other document(s) of title in respect of the Highbury Shares in certificated form in respect of which the Offer has been accepted and in respect of which such acceptance has not been validly withdrawn, or an indemnity acceptable to Future in lieu thereof, as soon as possible and in any event within six months of the Offer becoming or being declared unconditional in all respects;

(J) he will take (or procure to be taken) the action set out in paragraph 19(e) of the letter from Morgan Stanley in Part II of this document to transfer all of the Highbury Shares held by him in uncertificated form and in respect of which the Offer has been accepted or deemed to have been accepted and in respect of which such acceptance has not been validly withdrawn to an escrow balance as soon as possible and in any event so that the transfer to escrow settles within six months of the Offer becoming unconditional in all respects;

(K) if, for any reason, any Highbury Shares in respect of which a transfer to an escrow balance has been effected in accordance with paragraph 19(e) of the letter from Morgan Stanley in Part II of this document are converted to certificated form, he will (without prejudice to paragraph (H)(ii) of this Part C) immediately deliver or procure the immediate delivery of the share certificate(s) or other document(s) of title in respect of all such Highbury Shares so converted to Lloyds TSB Registrars at either of the addresses and in the manner referred to in paragraph 3(A) of Part B of this Appendix I or to Future at its registered office or as Future or its agents may direct;

(L) the creation of a CREST payment obligation in favour of his payment bank in accordance with the CREST payment arrangements referred to in paragraph (F) of this Part C shall discharge in full any obligation of Future and/or Morgan Stanley to pay him the cash consideration to which he is entitled pursuant to the Offer;

(M) he agrees to ratify each and every act or thing which may be done or effected by Future or Morgan Stanley or Lloyds TSB Registrars or any of their respective directors or agents or Highbury or its agents, as the case may be, in the proper exercise of any of its or his powers and/or authorities conferred by or referred to in Part B of this Appendix I or in this Part C and to indemnify each such person against any losses arising therefrom;

(N) he shall do all such acts and things as shall be necessary or expedient to vest in Future or its nominee(s) the Highbury Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance and all such acts and things as may, in the opinion of Future, Morgan Stanley or Lloyds TSB Registrars, be necessary or expedient to enable Lloyds TSB Registrars to perform its function as Escrow Agent for the purposes of the Offer;

(O) on execution, the Form of Acceptance shall take effect as a deed;

(P) he is the sole legal and beneficial owner of the Highbury Shares in respect of which the Offer is accepted or deemed to be accepted or he is the legal owner of such Highbury Shares and he has the necessary capacity and authority to execute and deliver the Form of Acceptance in the manner in which he has done so;

(Q) if any provision of Part B of this Appendix I or this Part C shall be unenforceable or invalid or shall not operate so as to afford Future or Morgan Stanley or Lloyds TSB Registrars or any of their respective directors or agents the benefit or authority expressed to be given therein, he shall with all practicable speed do all such acts and things and execute all such documents that may be required or desirable to enable Future and/or Morgan Stanley and/or Lloyds TSB Registrars and/or any of their respective directors or agents to secure the full benefits of Part B of this Appendix I and this Part C; and

(R) the terms and conditions of the Offer contained in this document shall be deemed to be incorporated in, and form part of, the Form of Acceptance which shall be construed accordingly.

References in this Part C to a Highbury Shareholder shall include references to the person or persons executing a Form of Acceptance and, in the event of more than one person executing a Form of Acceptance, the provisions of this Part C shall apply to them jointly and to each of them.

APPENDIX II

FINANCIAL EFFECTS OF ACCEPTANCE OF THE OFFER

Part A—Financial effects of acceptance of the Offer (with no election for the Partial Cash Alternative)

The following table sets out, for illustrative purposes only, and on the bases and assumptions set out in the notes below, the financial effects of the Offer on capital value and gross income for a holder of Highbury Shares assuming the Offer becomes or is declared unconditional in all respects. It compares the value of the New Future Shares to be issued under the Offer in respect of 83.25 Highbury Shares with the value of these Highbury Shares on 25 January 2005 (the last Dealing Day prior to Highbury's announcement on 26 January 2005 that it had received an approach that might or might not lead to an offer for Highbury). It assumes the acceptance of the Offer in full with no election for the Partial Cash Alternative. In assessing the financial effects of the Offer, no account has been taken of any potential liability to taxation of a Highbury Shareholder.

	pence
(a) Increase in capital value under the terms of the Offer	
Total value of consideration of 10 New Future Shares in respect of 83.25 Highbury Shares	845.0[1]
Less: market value of 83.25 Highbury Shares on 25 January 2005	614.4[2]
Increase in capital value	230.6
Percentage increase in capital value	37.5%
(b) Increase in gross income under the terms of the Offer	
Gross income from 10 New Future Shares	15.0[3]
Gross annual income from 83.25 Highbury Shares	0.0[4]
Increase in gross income	15.0
Percentage increase in gross income	n/m

Notes:

(1) Based on the Closing Price of 84.5 pence per Future Share on 9 March 2005 (the latest practicable date prior to publication of this document).

(2) Based on the Closing Price of 7.38 pence per Highbury Share on 25 January 2005 (the last Dealing Day prior to Highbury's announcement on 26 January 2005 that it had received an approach that might or might not lead to an offer for Highbury).

(3) The gross dividend income from 10 New Future Shares is based on 1.50 pence per New Future Share, being the gross dividend in respect of the nine months ended 30 September 2004.

(4) The gross dividend income from 83.25 Highbury Shares is based on an aggregate of no dividends in respect of the twelve months ended 31 December 2004.

Part B—Financial effects of acceptance of the Offer and election for the Partial Cash Alternative

The following table sets out, for illustrative purposes only, and on the bases and assumptions set out in the notes below, the financial effects of the Offer on capital value and gross income for a holder of Highbury Shares assuming the Offer becomes or is declared unconditional in all respects. It compares the value of the maximum amount of cash consideration which may be paid under the Partial Cash Alternative in respect of 83.25 Highbury Shares with the value of these Highbury Shares on 25 January 2005 (the last Dealing Day prior to Highbury's announcement on 26 January 2005 that it had received an approach that might or might not lead to an offer for Highbury). It assumes that the Highbury Shareholder has elected for, and received, the Partial Cash Alternative in respect of all of his Highbury Shares. In assessing the financial effects of the Offer, no account has been taken of any potential liability to taxation of a Highbury Shareholder.

	pence
(a) Increase in capital value under the terms of the Offer	
Total value of cash consideration in respect of 83.25 Highbury Shares	832.5
Less: market value of 83.25 Highbury Shares on 25 January 2005	614.4[1]
Increase in capital value	218.1
Percentage increase in capital value	35.5%
(b) Increase in gross income under the terms of the Offer	
Gross income from re-investment of cash consideration	40.3[2]
Gross annual income from 83.25 Highbury Shares	0.0[3]
Increase in gross income	40.3
Percentage increase in gross income	n/m

(1) Based on the Closing Price of 7.38 pence per Highbury Share on 25 January 2005 (the last Dealing Day prior to Highbury's announcement on 26 January 2005 that it had received an approach that might or might not lead to an offer for Highbury).

(2) The cash consideration (before any liability to capital gains tax) is assumed to be re-invested so as to yield 4.84 per cent. gross per annum, being the yield on the FT-Actuaries Average Gross Redemption Yield Index for medium coupon UK government securities of up to 5 years' maturity as at 9 March 2005 (the latest practicable date prior to publication of this document).

(3) The gross dividend income from 83.25 Highbury Shares is based on an aggregate of no dividends in respect of the twelve months ended 31 December 2004.

APPENDIX III

ADDITIONAL INFORMATION

1. Responsibility

(a) The Future Directors, whose names are set out in paragraph 2(a) below, accept responsibility for the information contained in this document, other than that relating to the Highbury Group, the Highbury Directors and their immediate families, related trusts and persons connected with them, for which the Highbury Directors accept responsibility as set out below. To the best of the knowledge and belief of the Future Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b) The Highbury Directors, whose names are set out in paragraph 2(b) below, accept responsibility for the information contained in this document relating to the Highbury Group, themselves and their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the Highbury Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors of Future and of Highbury

(a) The Future Directors (and their functions) are as follows:

Greg John Ingham	(Chief Executive Officer)
John Reid Bowman	(Group Finance Director)
Roger George Parry	(Non-executive Chairman)
Michael Penington	(Senior Independent non-executive Director)
John Patrick Enfield Taylor	(Non-executive Director)
John Mellon	(Non-executive Director)
Lisa Jane Gordon	(Non-executive Director)

The registered address of Future and the business address of each of its directors is Beauford Court, 30 Monmouth Street, Bath BA1 2BW.

(b) The Highbury Directors are as follows:

Simon John Neathercoat	(Non-Executive Chairman)
Mark Andrew Goodman Simpson	(Chief Executive Officer)
Owen Wyn Davies	(Finance Director)
Anthony Gavin Herron	(Non-Executive Deputy Chairman)
David Frederick Nizol	(Chief Operating Officer)
Anthony Richard Salter	(Managing Director, Group Business Publishing)
David John Sebire	(Non-Executive Director)

The registered address of Highbury and the business address of each of its directors is Jordan House, 47 Brunswick Place, London N1 6EB.

3. Market quotations

The following table shows the Closing Price of Future Shares and Highbury Shares for the first business day in each of the six months immediately prior to the date of this document, for

25 January 2005 (being the last Dealing Day prior to commencement of the Offer period) and for 9 March 2005 (being the latest practicable date prior to the date of posting of this document):

Date	Future Shares	Highbury Shares
1 October 2004	56.75	10.75
1 November 2004	58.00	9.25
1 December 2004	63.50	9.00
4 January 2005	74.00	7.00
25 January 2005	76.00	7.38
1 February 2005	82.00	9.38
1 March 2005	85.50	9.75
9 March 2005	84.50	9.75

4. **Irrevocable undertakings**

Irrevocable undertakings to accept the Offer have been given to Future by the following persons in respect of the following holdings of Highbury Shares, which (subject as stated below) represent the holdings of Highbury Shares owned or controlled by the Highbury Directors:

Name	Number of Highbury Shares	Percentage of issued ordinary share capital
Anthony Herron	123,538	0.04
Mark Simpson	2,548,377	0.81
David Nizol	30,000	0.01
Anthony Salter	30,000	0.01
Owen Davies	100,000	0.03
HSBC Global Custody Nominees UK Limited[1]	930,000	0.29
Pershing Keen Nominees Limited[3]	138,084	0.04
Pershing Keen Nominees Limited[2]	166,523	0.05
Pershing Keen Nominees Limited[3]	150,000	0.05
Barclays Shareholders Limited[4]	203,626	0.06
Pershing Keen Nominees Limited[4]	216,586	0.07

Notes:

1. *These Highbury Shares are held by HSBC Global Custody Nominees UK Limited and are managed by the trustees of the Ultra Securities Holdings Pension Fund on behalf of Mr D J Sebire.*
2. *These Highbury Shares are held by Pershing Keen Nominees Limited on behalf of Mr S J Neathercoat's spouse.*
3. *These Highbury Shares are held by Pershing Keen Nominees Limited on behalf of Mr S J Neathercoat.*
4. *The 203,626 Highbury Shares are held by Barclays Stockbrokers Limited and managed by Sharelink Nominees Limited, the Personal Equity Plan and ISA nominee company of Charles Schwab Europe, on behalf of Mr A G Herron and the further 216,586 Highbury Shares are held by Pershing Keen Nominees Limited and administered by Scottish Equitable Limited on behalf of Mr A G Herron.*

An irrevocable undertaking was not given in relation to the 171,000 Highbury Shares which are held by HSBC Global Custody Nominees UK Limited and managed by James Hay Pension Trustees Limited on behalf of Mr S J Neathercoat.

5. **Shareholdings and dealings**

For the purposes of this Appendix III:

(i) **arrangement** includes indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities of Highbury or Future which may be an inducement to deal or refrain from dealing;

(ii) **associate** means:

(A) subsidiaries and associated companies of Future or Highbury, as the case may be, and companies of which any such subsidiaries or associated companies are associated companies;

(B) banks, financial and other professional advisers (including stockbrokers) to Future or Highbury, as the case may be, or a company covered in (A) above, including persons controlling, controlled by or under the same control as such banks, financial or other professional advisers;

(C) the Future Directors, or, as the case may be, the Highbury Directors and the directors of any company covered in (A) above (together, in each case, with their close relatives and related trusts);

(D) the pension funds of Future or Highbury, as the case may be, or of a company covered in (A) above; and

(E) in relation to Future and Highbury, as the case may be, an investment company, unit trust or other person whose investments an associate (as otherwise defined in this paragraph (ii)) manages on a discretionary basis, in respect of the relevant investment accounts;

(iii) references to a **bank** do not apply to a bank whose sole relationship with Future or Highbury, as the case may be, or a company covered in A above, is the provision of normal commercial banking services or such activities in connection with the Offer as handling acceptances and other registration work;

(iv) **derivative** includes any financial product whose value, in whole or in part, is determined directly or indirectly by reference to the price of an underlying security but which does not include the possibility of delivery of such underlying securities;

(v) **disclosure period** means:

(A) in respect of a subsidiary of Highbury, pension funds of Highbury or a subsidiary of Highbury, financial and other professional advisers of Highbury (other than exempt market makers), persons with whom Highbury or any person who is an associate of Highbury has an arrangement and persons whose investments are managed on a discretionary basis by fund managers (other than exempt fund managers) connected with Highbury, the period beginning on 26 January 2005 (being the commencement of the Offer period) and ending on 9 March 2005 (being the latest practicable date prior to the posting of this document); and

(B) in all other respects, the period commencing on 26 January 2004 (being the date 12 months prior to the commencement of the Offer period) and ending on 9 March 2005 (being the latest practicable date prior to the posting of this document);

(vi) ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associate company status and **control** means a holding, or aggregate holdings, of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether the holding or aggregate holdings give(s) *de facto* control; and

(vii) to the extent that any dealings are disclosed by a person deemed to be acting in concert with Future following the announcement of the Offer and before the Offer becomes or is declared unconditional in all respects, details of such dealings will be put on display at the offices of Allen & Overy LLP, One New Change, London, EC4M 9QQ.

5.2 *Shareholdings and dealings in Future*

Holdings

(a) As at close of business on the last day of the disclosure period, the interests of the Future Directors in the issued share capital of Future which had been notified to Future pursuant to sections 324 and 325 of the Companies Act and which are required to be entered into the register maintained under section 325 of the Companies Act and the interests of all persons connected (within the meaning of section 346 of the Companies Act) with a Future Director which would, if the connected person were a Future Director, be required to be disclosed in accordance with such sections, and the existence of which is known to or could with reasonable diligence be ascertained by that Future Director (all of which are beneficial unless otherwise stated), were as follows:

Name	Number of ordinary shares
Roger Parry	338,000
Greg Ingham	4,056,980
John Bowman	600,000
Michael Penington	281,000
Patrick Taylor	150,000
Lisa Gordon	60,000
John Mellon	35,000

(b) As at close of business on the last day of the disclosure period, the Future Directors held the following options over Future Shares:

Name	Number of shares under option	Exercise period	Exercise price (pence)
Greg Ingham	200,000	19 November 2004 – 19 November 2011	47.0
	400,000	18 April 2006 – 18 April 2013	52.5
	204,142	20 April 2007	n/a[1]
	18,578	1 February 2008 – 1 August 2008	51.0
	406,061	15 February 2008	n/a[2]
John Bowman	200,000	19 November 2004 – 19 November 2011	47.0
	350,000	18 April 2006 – 18 April 2013	52.5
	18,900	1 December 2005 – 1 June 2006	50.0
	100,000	20 April 2007	n/a[1]
	281,212	15 February 2008	n/a[2]

Notes:

1. *These awards were granted under the The Future Network Matched Award Plan and will vest on 20 April 2007, to the extent that performance criteria are met.*

2. *These awards were granted under the Future plc Performance Share Plan on 15 February 2005 and will vest on 15 February 2008, to the extent that performance criteria are met.*

(c) As at close of business on the last day of the disclosure period, the following persons who have irrevocably committed themselves to accept the Offer owned or controlled the following Future Shares:

Name	Number of shares
Mark Simpson	1,800

(d) As at close of business on the last day of the disclosure period, the Highbury Directors, their immediate families and related trusts owned, controlled or (in the case of the Highbury Directors) were interested in the following Future Shares:

Name	Number of shares
Mark Simpson	1,800

(e) As at close of business on the last day of the disclosure period, Morgan Stanley Securities Limited owned or controlled 11,424 Future Shares.

Dealings

(f) The Future Directors, their immediate families and related trusts have dealt for value in Future Shares during the disclosure period as follows:

Date	Party	Nature of transaction	Number of shares	Price (pence)
20 April 2004	Jane Ingham	Disposal of shares	206,607	68.0
20 April 2004	Greg Ingham	Purchase of shares in respect of The Future Network Matched Award Plan	204,142	68.0
20 April 2004	John Bowman	Purchase of shares in respect of The Future Network Matched Award Plan	100,000	68.0
14 February 2005 . . .	Lisa Gordon	Acquisition of shares	60,000	82.5
1 March 2005	Greg Ingham	Exercise of options under The Future Network Approved Sharesave Plan	25,000	38.0
3 March 2005	Patrick Taylor	Exercise of options under The Future Network plc 1999 Senior Management Share Option Scheme	50,000	47.0

(g) Morgan Stanley Securities Limited has dealt for value in Future Shares during the disclosure period as follows:

Date	Nature of transaction	Number of shares	Price (pence)
26 January 2004 – 25 April 2004	Purchase of shares	513,300	71.0-74.0
26 December 2004 – 25 January 2005	Purchase of shares	655,600	74.0-78.0

(h) Save as disclosed in this paragraph 5.1, none of the Future Directors, nor any member of their immediate families or related trusts, nor any person acting in concert with Future, nor any person who has irrevocably undertaken to accept the Offer, nor any person with whom Future or any person acting in concert with Future has an arrangement, owned, controlled or (in the case of the Future Directors) was interested in any Future Shares or any securities convertible into, rights to subscribe for or options (including traded options) in respect of or derivatives referenced to any of the foregoing on 9 March 2005 (being the latest practicable date prior to the posting of this document), nor has any such person dealt for value therein during the disclosure period.

(i) Save as disclosed in this paragraph 5.1, neither Highbury, nor any of the Highbury Directors, nor any member of their immediate families or related trusts, nor any subsidiary of Highbury, nor any pension fund of Highbury or of a subsidiary of Highbury, nor any bank, stockbroker, financial or other professional adviser (other than exempt market makers) to Highbury (nor any person controlling, controlled by, or under the same control as such bank, stockbroker, financial or other professional adviser), nor any person with whom Highbury or any person who is an associate of Highbury has an arrangement nor any person whose investments are managed on a discretionary basis by a fund manager (other than an exempt fund manager) which is controlled by, controls, or is under the same control as Highbury or any bank, stockbroker, financial or other professional adviser to Highbury, owned, controlled or (in the case of the Highbury Directors) was interested in any Future Shares or any securities convertible into, rights to subscribe for or options (including traded options) in respect of or derivatives referenced to any of the foregoing on 9 March 2005 (being the latest practicable date prior to the posting of this document), nor has any such person dealt for value therein during the disclosure period.

5.2 *Shareholdings and dealings in Highbury*

Holdings

(a) As at close of business on the last day of the disclosure period, the interests of the Highbury Directors in the issued share capital of Highbury which had been notified to Highbury pursuant to sections 324 and 325 of the Companies Act and which are required to be entered into the register maintained under section 325 of the Companies Act and the interests of all persons connected (within the meaning of section 346 of the Companies Act) with a Highbury Director which would, if the connected person were a Highbury Director, be required to be disclosed in accordance with such sections, and the existence of which is known to or could with reasonable diligence be ascertained by that Highbury Director (all of which are beneficial unless otherwise stated), were as follows:

Name	Number of ordinary shares
Mark Simpson[1]	2,548,377
Owen Davies[1]	100,000
David Nizol[1]	30,000
Anthony Salter[1]	30,000
Anthony Herron[2]	543,750
David Sebire[3]	930,000
Simon Neathercoat[4]	625,607

Notes:

1 *In addition to the individual shareholdings set out above, the Executive Highbury Directors and their immediate families are deemed to have a technical interest in 630,001 Highbury Shares held by Spread Trustee Company Limited as trustee of the Columbus Group plc 1998 Employee Share Ownership Trust.*

2 *The figure includes 203,626 Highbury Shares held by Barclays Stockbrokers Limited and managed by Sharelink Nominees Limited, the Personal Equity Plan and ISA nominee company of Charles Schwab Europe, on behalf of Mr A G Herron and 216,586 Highbury Shares held by Pershing Keen Nominees Limited and administered by Scottish Equitable Limited on behalf of Mr A G Herron.*

3 *These Highbury Shares are held by HSBC Global Custody Nominees UK Limited and are managed by the trustees of the Ultra Securities Holdings Pension Fund on behalf of Mr D J Sebire.*

4 *The figure includes (i) 166,523 Highbury Shares in which Mr S J Neathercoat's spouse has the beneficial interest, (ii) 150,000 Highbury Shares and 138,084 Highbury Shares which are held by Pershing Keen Nominees Limited on behalf of Mr S J Neathercoat and (iii) 171,000 Highbury Shares held by HSBC Global Custody Nominees UK Limited and managed by James Hay Pension Trustees Limited on behalf of Mr S J Neathercoat.*

(b) As at close of business on the last day of the disclosure period, the Highbury Directors held the following options over Highbury Shares:

Highbury 2000 Approved Executive Share Option Scheme

Name	Number of shares under option	Date of grant	Exercise period	Exercise price (pence)
Mark Simpson	300,000	9 November 2004	9 November 2007 – 8 November 2014	10.0
Owen Davies	300,000	9 November 2004	9 November 2007 – 8 November 2014	10.0
David Nizol	40,955	4 October 2000	4 October 2003 – 3 October 2010	73.25
Anthony Salter	181,818	25 April 2003	25 April 2006 – 24 April 2013	16.5

Highbury 2000 Non-Approved Executive Share Option Scheme

Name	Number of shares under option	Date of grant	Exercise period	Exercise price (pence)
Mark Simpson .	600,000	9 November 2004	9 November 2007 – 8 November 2014	10.0
Owen Davies . .	600,000	9 November 2004	9 November 2007 – 8 November 2014	10.0
David Nizol . . .	900,000	9 November 2004	9 November 2007 – 8 November 2014	10.0
David Nizol . . .	500,000	25 April 2003	25 April 2006 – 24 April 2013	16.5
David Nizol . . .	150,000	27 April 2001	27 April 2004 – 26 April 2011	42.5
David Nizol . . .	74,045	4 October 2000	4 October 2003 – 3 October 2010	73.25
Anthony Salter .	118,182	25 April 2003	25 April 2006 – 24 April 2013	16.5

(c) As at close of business on the last day of the disclosure period, Morgan Stanley Quilter Limited owned or controlled 213,942 Highbury Shares.

(d) As at close of business on the last day of the disclosure period, UBS Limited owned or controlled 6,435,078 Highbury Shares.

Dealings

(e) The Highbury Directors and their immediate families and related trusts have dealt for value in Highbury Shares during the disclosure period as follows:

Date	Party	Nature of transaction	Number of shares	Price (pence)
28 September 2004 . . .	Simon Neathercoat	Purchase of shares	371,000	8.75
28 September 2004 . . .	Mark Simpson	Purchase of shares	500,000	8.75
28 September 2004 . . .	Owen Davies	Purchase of shares	100,000	8.75
28 September 2004 . . .	Anthony Herron	Purchase of shares	50,000	8.65
29 September 2004 . . .	David Sebire	Purchase of shares by pension fund	219,000	8.75

(f) Morgan Stanley Quilter Limited has dealt for value in Highbury Shares during the disclosure period as follows:

Date	Nature of transaction	Number of shares	Price (pence)
26 January 2005 – 25 February 2005	Sale of shares	26,250	9.0

(g) UBS Limited has dealt for value in Highbury Shares during the disclosure period as follows:

Date	Nature of transaction	Number of shares	Price (pence)
16 February 2004	Purchase of shares	68,317	22.50
16 February 2004	Sale of shares	68,317	22.50
07 April 2004	Purchase of shares	145,179	24.00
07 April 2004	Sale of shares	145,179	24.00
20 April 2004	Purchase of shares	117,331	23.38
20 April 2004	Sale of shares	117,331	23.38
27 September 2004	Purchase of shares	95,643	10.50
27 September 2004	Sale of shares	95,643	10.50
28 September 2004	Purchase of shares	15,000	8.75
28 September 2004	Sale of shares	15,000	8.75
28 September 2004	Purchase of shares	19,500	8.75
28 September 2004	Sale of shares	19,500	8.75
28 September 2004	Purchase of shares	136,500	8.75
28 September 2004	Sale of shares	136,500	8.75
27 October 2004	Purchase of shares	100,000	10.13
27 October 2004	Sale of shares	100,000	10.13
22 November 2004	Purchase of shares	200,000	9.25
22 November 2004	Sale of shares	200,000	9.25
06 December 2004	Purchase of shares	200,000	9.25

Date	Nature of transaction	Number of shares	Price (pence)
06 December 2004	Sale of shares	200,000	9.25
06 December 2004	Purchase of shares	136,915	9.00
15 December 2004	Sale of shares	136,915	7.00
29 December 2004	Purchase of shares	1,000,000	7.02
30 December 2004	Purchase of shares	2,000,000	7.02
04 January 2005	Purchase of shares	1,406,656	7.02
25 January 2005	Purchase of shares	2,028,422	7.02
28 January 2005	Purchase of shares	138,105	9.75
28 January 2005	Sale of shares	138,105	9.75

(h) Save as disclosed in this paragraph 5.2 and in paragraph 4 of this Appendix III, neither Future, nor any of the Future Directors, nor any member of their immediate families or related trusts, nor any persons acting in concert with Future, nor any person who has irrevocably undertaken to accept the Offer, nor any person with whom Future or any person acting in concert with Future has an arrangement, owned, controlled or (in the case of the Future Directors) was interested in any Highbury Shares or any securities convertible into, rights to subscribe for or options (including traded options) in respect of or derivatives referenced to any of the foregoing on 9 March 2005 (being the latest practicable date prior to posting of this document), nor has any such person dealt for value therein during the disclosure period.

(i) Save as disclosed in this paragraph 5.2, none of the Highbury Directors nor any member of their immediate families or related trusts, nor any subsidiary of Highbury, nor any bank, stockbroker, financial adviser or other professional adviser (other than exempt market makers) to Highbury (nor any person controlling, controlled by, or under the same control as such bank, stockbroker, financial or other professional adviser), nor any person with whom Highbury or any person who is an associate of Highbury has an arrangement nor any person whose investments are managed on a discretionary basis by a fund manager (other than an exempt fund manager) which is controlled by, controls, or is under the same control as Highbury or any bank, stockbroker, financial or other professional adviser to Highbury, owned or controlled or (in the case of the Highbury Directors) was interested in any Highbury Shares or any securities convertible into, rights to subscribe for or options (including traded options) in respect of or derivatives referenced to any of the foregoing on 9 March 2005 (being the latest practicable date prior to posting of this document), nor has any such person dealt for value therein during the disclosure period.

(j) Save as disclosed in this paragraph 5, neither Future nor Highbury nor any of their respective associates nor any persons acting in concert with Future or Highbury nor any of their respective associates has any arrangement in relation to Highbury Shares or any securities convertible into, rights to subscribe for or options (including traded options) in respect of or derivatives referenced to any of the foregoing.

6. Cash Confirmation

Morgan Stanley is satisfied that the necessary financial resources are available to Future to satisfy the cash consideration payable in the event of full take-up of the Partial Cash Alternative.

7. Material contracts

(a) The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Future Group since 26 January 2003 (the date two years prior to the commencement of the Offer period) and are, or may be, material:

(i) the term loan and revolving credit facility agreement summarised in paragraph 10 of this Appendix III; and

(ii) the contracts included in paragraph 11.1 of Part VI of the Listing Particulars.

(b) The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Highbury Group since 26 January 2003 (the date two years prior to the commencement of the Offer period) and are or may be material:

(i) the inducement fee agreement summarised in paragraph 5 of the letter from Morgan Stanley set out in Part II of this document; and

(ii) the contracts included in paragraph 11.2 of Part VI of the Listing Particulars.

8. **Service contracts**

(a) The following Highbury Directors have entered into service contracts with Highbury:

Name	Contract	Unexpired term	Notice period	Annual remuneration (salary and other benefits)	Commission or profit sharing arrangements[1]
Mark Simpson	31 July 2003	n/a	12 months	As set out in paragraph 8(b)(i) below	£250,000
Owen Davies	25 November 2004		12 months	As set out in paragraph 8(b)(ii) below	(i) up to 50% of basic salary; and (ii) up to 50% of basic salary; or (iii) £100,000[2]
David Nizol	30 May 2002	n/a	12 months	As set out in paragraph 8(b)(iii) below	25% of basic salary
Anthony Salter	19 March 2003	n/a	12 months		25% of basic salary
Anthony Herron	1 January 2003	n/a	[3]	£45,000	None
David Sebire	23 December 1996	n/a	3 months	£35,000	None
Simon Neathercoat	21 January 2003	n/a	Successive annual terms expiring on 31 July — see paragraph 8(b)(vii) below	£75,000	None

Notes:

1. *Subject to the terms set out in paragraph 8(b) of this Appendix III.*

2. *Please refer to paragraph 8(b)(ii) of this Appendix III for further details.*

3. *Please refer to paragraph 8(b)(v) of this Appendix III for further details.*

(b) Further details of the service contracts of the Highbury Directors with Highbury are as follows:

Executive Directors

Mark Simpson

(i) Pursuant to a service agreement dated 31 July 2003 between Highbury and Mark Simpson as subsequently varied by an agreement dated 25 November 2004, Mark Simpson was appointed with effect from 1 August 2004 as Chief Executive Officer of Highbury, such appointment to continue until terminated by either party on not less than 12 months' notice. Pursuant to the terms of the agreement as varied, Mr Simpson is paid £200,000 per annum which is reviewable annually with effect from 1 January each year. Mr Simpson is paid a car allowance of £12,000 per annum and is entitled to claim as expenses reimbursement of an amount not exceeding £2,000 per month in respect of the additional travel, accommodation and living expenses he incurs as a result of his being required to attend Highbury's London offices. Mr Simpson is also entitled to participate in a private health insurance scheme, to life assurance of four times his basic annual salary and to permanent health insurance. Highbury contributes each year an amount equal to 10 per cent. of Mr Simpson's basic annual salary to an Inland Revenue approved personal pension plan of his choice. After notice of termination has been given by either party, Highbury may in its absolute discretion, terminate the agreement with immediate effect by paying Mr Simpson an amount equal to his basic salary entitlement for the then unexpired period of notice together with such further amount as is equal to the fair value of any other benefits to which Mr Simpson is contractually entitled during such unexpired period of notice.

Mr Simpson is also entitled to a bonus of up to £250,000 in respect of the first 12 months of his appointment to 31 July 2005 subject to the achievement of specified performance conditions as determined by Highbury's remuneration committee in its absolute discretion. In the event that at any time prior to 31 July 2005 one or more persons acting alone or in concert acquires more than 50 per cent. of Highbury or the whole or substantially the whole of Highbury's business and assets are acquired by a third party, such bonus or any part thereof shall be paid to Mr Simpson at the absolute discretion of Highbury's remuneration committee by reference to the progress made up to such date in achieving such performance conditions and the price per share or for the business and assets sold (as the case may be) achieved upon such acquisition.

Under the terms of his service agreement, Mr. Simpson is bound by restrictive covenants prohibiting solicitation of clients, employees and suppliers for a period of 12 months and prohibiting engagement in competitive activities for a period of six months from the termination date (the later of his employment terminating and him ceasing to be a director of Highbury).

Owen Davies

(ii) Pursuant to a service agreement dated 25 November 2004 between Highbury and Owen Davies, Mr Davies was appointed with effect from 13 September 2004 as Group Finance Director of Highbury, such appointment to continue until terminated by either party on not less than 12 months' notice. Pursuant to the terms of the agreement, Mr Davies is paid £150,000 per annum which is reviewable annually with effect from 1 January each year. Mr Davies is paid a car allowance of £8,000 per annum. Mr Davies is also entitled to participate in a private health insurance scheme, to life assurance of four times his basic annual salary and to permanent health insurance. Highbury contributes each year an amount equal to 10 per cent. of Mr Davies' basic annual salary to an Inland Revenue approved personal pension plan of his choice. After notice of termination has been given by either party, Highbury may in its absolute discretion terminate the agreement with immediate effect by paying to Mr Davies an amount equal to his basic salary entitlement for the then unexpired period of notice together with such further amount as is equal to the fair value of any other benefits to which Mr Davies is contractually entitled during such unexpired period of notice.

Mr Davies was also awarded a £20,000 bonus in repect of the achievement of certain performance targets relating to the financial year ended 31 December 2004.

Mr Davies is also entitled to a bonus equal to 25 per cent. of his basic annual salary if the Highbury Group achieves its budgeted annual net trading profit in the financial year ending 31 December 2005, with an additional 1 per cent. of his basic annual salary for each 1 per cent. by which the net trading profit of the Highbury Group exceeds such budgeted target subject to a maximum bonus of 50 per cent. of his basic annual salary. In addition, in respect of the financial year ending 31 December 2005, Mr Davies is entitled to a further bonus of up to 50 per cent. of his basic salary subject to the achievement of specified performance conditions as determined by the Highbury remuneration committee in its absolute discretion.

In the event that at any time prior to 31 December 2005 one or more persons acting alone or in concert acquires more than 50 per cent. of Highbury or the whole or substantially the whole of the business and assets of the Highbury Group are acquired by a third party and within three months thereafter Highbury should terminate the employment of Mr Davies, Mr Davies shall be paid a bonus of up to £100,000 in lieu of any bonus payable on the basis described above if the Highbury remuneration committee in its absolute discretion determines that significant progress shall have been made up to such date in achieving such performance conditions.

Under the terms of his service agreement Mr Davies is bound by restrictive covenants prohibiting solicitation of clients, employees and suppliers for a period of 12 months and prohibiting engagement in competitive activities for a period of six months from the termination date (the later of his employment terminating and him ceasing to be a director of Highbury).

David Nizol

(iii) Pursuant to a service agreement dated 30 May 2002 between Highbury and David Nizol, Mr Nizol was appointed with effect from 3 April 2000 as Group Publishing Director. Pursuant to the terms of this agreement, Mr Nizol is paid £132,800 per annum which is reviewable annually with effect from 1 January each year. Mr Nizol is also entitled to an annual project-related bonus to be calculated on such basis as the board of directors of Highbury shall decide from time to time. No such bonus was paid to him in respect of the financial year to 31 December 2004. Mr Nizol is paid a car allowance of £9,000 per annum. Mr Nizol is also entitled to participate in a private health insurance scheme. Highbury contributes each year an amount equal to 31.25 per cent. of Mr Nizol's basic annual salary to an Inland Revenue approved personal pension plan of his choice. Mr Nizol is entitled to life assurance of four times his basic salary and permanent health insurance. Under the terms of his service agreement, Mr Nizol is bound by restrictive covenants prohibiting solicitation of customers, employees and suppliers for a period of 12 months and prohibiting engagement in competitive activities in the UK, South Africa or the United States for a period of six months from the termination date (the later of his employment terminating and him ceasing to be a director of Highbury). David Nizol is entitled to a notice period of 12 months but Highbury may in its absolute discretion terminate the agreement with immediate effect by paying to Mr Nizol an amount equal to his basic salary entitlement for the then unexpired period of notice together with such further amount as is equal to the fair value of any other benefits (excluding any bonus) to which Mr Nizol is contractually entitled during such unexpired period of notice subject to the deduction of tax and national insurance contributions.

It is proposed that Mr Nizol will sign a conditional letter of resignation, resigning his post as director of Highbury but retaining his other directorships, such resignation to take place as soon as possible after the Offer becomes or is declared unconditional in all respects.

Anthony Salter

(iv) Pursuant to a service agreement dated 19 March 2003 between Highbury and A R Salter, Mr Salter was appointed as Managing Director, Group Business Publishing with effect from 29 May 2002, such appointment to continue until terminated by either party on not less than 12 months' notice. Mr Salter's previous employment with Nexus Media Limited (now Highbury Nexus Media Limited) and/or its subsidiary companies was treated as part of his continuous period of employment which began on 1 September 1993.

Pursuant to the terms of this agreement, Mr Salter is paid £122,500 per annum which is reviewable annually with effect from 1 January each year. Mr Salter is also entitled to a bonus of 25 per cent. of his basic annual salary as at 31 December of each year if the Highbury Group achieves its budgeted annual net trading profit with an additional 1 per cent. for each 1 per cent. by which the Highbury Group's net trading profits exceed the budgeted annual profit, subject to a maximum bonus of 50 per cent. of his basic annual salary. No such bonus was paid in respect of the financial year ended 31 December 2004. Mr Salter is also entitled to the use of a fully expensed motor car and Highbury maintains its current contributions to the Nexus Group Pension Scheme for the benefit of Mr Salter of a sum equivalent to 15 per cent. of Mr Salter's basic annual salary. The service agreement also provides for the provision by Highbury of private health insurance scheme cover under the Nexus Group Life Cover Scheme, the Nexus Group Permanent Health Insurance Scheme and the Nexus Group Death in Service Scheme.

After notice of termination has been given by either party, Highbury may in its absolute discretion terminate the agreement with immediate effect by paying to Mr Salter an amount equal to his basic salary entitlement for the then unexpired period of notice together with such further amounts as are equal to the fair value of any other benefits (excluding bonus) to which Mr Salter is contractually entitled during such unexpired period of notice. Under the terms of his service agreement, Mr Salter is bound by restrictive covenants prohibiting solicitation of customers, employees and suppliers for a period of 12 months and prohibiting engagement in competitive activities in the UK and such other territories in which Highbury or its group companies carry on business for a period of six months from the termination date (the later of his employment terminating and of him ceasing to be a director of Highbury.) Pursuant to a letter from Highbury to Mr Salter dated 4 February 2005, it has been agreed that, conditional upon completion of the disposal of BCom and notwithstanding Mr Salter's cessation of his employment with Highbury and/or his subsequent employment by one of the BCom Companies, Mr Salter will resign as a director of Highbury and Highbury will pay Mr Salter a bonus of £30,000 net of tax. On 10 March 2005 Anthony Salter signed a conditional letter of resignation, resigning as a director of Highbury but retaining his other Highbury Group directorships, such resignation to take place as soon as possible after the Offer becomes or is declared unconditional in all respects. In the event that the BCom disposal does not complete or completes but Anthony Salter is not engaged or employed by the BCom business, Anthony Salter will remain an employee of Highbury.

Anthony Herron

(v) Mr A G Herron's appointment is recorded by letters exchanged between him and Highbury. He receives a fee of £45,000 per annum with effect from 1 January 2003 and the term of his appointment is successive annual fixed terms expiring on 30 September each year and automatically renewed unless terminated by either party before the end of any such fixed term. It is proposed that Mr Herron will resign as a director as soon as possible after the Offer becomes or is declared unconditional in all respects. Highbury (or Future on its behalf) will pay Mr Herron his fee for his notice period.

David Sebire

(vi) Under an agreement dated 23 December 1996 made between Highbury and Ultra Securities (Holdings) Limited, Ultra Securities (Holdings) Limited provides the services of Mr Sebire for an annual fee of £35,000. This agreement is terminable on three months' notice by either party. It is proposed that Mr Sebire will resign as a director as soon as possible after the Offer becomes or is declared unconditional in all respects. Highbury (or Future on its behalf) will pay Ultra Securities (Holdings) Limited its fee for its notice period.

Simon Neathercoat

(vii) Pursuant to an agreement dated 21 January 2003 between Highbury and S J Neathercoat, as varied with effect from 1 August 2004 by a letter dated 21 October 2004, Mr Neathercoat was appointed with effect from 1 January 2003 as Non-Executive Director for successive annual fixed terms expiring on 31 July each year and automatically renewed unless terminated by either party serving at least one month's prior written notice before the end of any such fixed term.

The fees payable to Mr Neathercoat amount to £75,000 per annum for the 12 months to 31 July 2005 and thereafter are at a rate of £50,000 per annum. The maximum time he may be required to spend in the performance of his services has been increased to 8 working days per month.

Mr Neathercoat is bound by restrictive covenants prohibiting solicitation of customers, employees or suppliers for a period of 12 months and prohibiting engagement in competitive activities in the UK for a period of six months from the termination date (the date on which his employment terminates). The agreement provides that Mr Neathercoat shall not be held to have the status of an employee and shall indemnify Highbury in respect of all income tax and national insurance liabilities.

It is proposed that Mr Neathercoat will resign as a director as soon as possible after the Offer becomes or is declared unconditional in all respects. Highbury (or Future on its behalf) will pay Mr Neathercoat his fee for the notice period.

Save as disclosed above, there are no existing or proposed service contracts between any Highbury Director and any member of the Highbury Group and except as set out above no such contract has been entered into or amended within the six months preceding the date of this document.

(c) The service agreements of Mark Simpson and Owen Davies referred to in paragraph 8(b) of this Appendix III are subject to the terms of the following compromise agreements to be entered into with both individuals terminating their employment with Highbury:

(i) Under the terms of a compromise agreement entered into with Future and Highbury on 11 March 2005, Mark Simpson agreed that his service agreement (referred to in paragraph 8(b)(i) of this Appendix III) will terminate 30 days from the date on which the Offer becomes or is declared unconditional in all respects (the "Termination Date"). Mark Simpson will provide assistance to Future in relation to the integration of the business of the Highbury Group into the business of the Future Group, on a full time basis for a period of 30 days from the date on which the Offer becomes or is declared unconditional in all respects, thereafter, on an ad hoc basis for a further five months. Mark Simpson will resign as a director of Highbury on the Termination Date. Under the compromise agreement, Highbury (or Future on behalf of Highbury) undertakes to pay Mark Simpson his basic salary entitlement and provide his other contractual benefits during the period in which he provides assistance on a full time basis. In addition, Mark Simpson will be paid within ten days of the Termination Date sums due pursuant to clause 15.3 of his service agreement (as varied) which comprise twelve months' basic salary and an amount equivalent to the fair value of any other benefits to which he is contractually entitled, including pension contributions equal to 10 per cent. of Mark Simpson's basic annual salary, together with a bonus of £250,000 payable pursuant to his service agreement (as varied).

(ii) Under the terms of a compromise agreement entered into with Future and Highbury on 10 March 2005, Owen Davies agreed that his service agreement (referred to in paragraph 8(b)(ii) of this Appendix III) will terminate 30 days from the date on which the Offer becomes or is declared unconditional in all respects (unless extended by a further 30 days) (the "Termination Date"). Owen Davies will provide assistance to Future in relation to the integration of the business of the Highbury Group into the business of the Future Group, on a full time basis for a period of 30 days (which may be extended by a further 30 days) from the date the Offer becomes or is declared unconditional in all respects and on an ad hoc basis for four months thereafter. Owen Davies will resign as a director of Highbury on the Termination Date. Under the compromise agreement, Highbury (or Future on its behalf) undertakes to pay Owen Davies his basic salary entitlement and to provide his contractual benefits during the period in which he provides assistance on a full-time basis. Within 30 days of the Offer becoming or being declared unconditional in all respects, Owen Davies will be paid a bonus of £100,000 due under his service agreement. In addition, within 10 working days of the Termination Date, Highbury (or Future on its behalf) will pay to Owen Davies the sums due to him pursuant to clause 15.3 of his service agreement which, in respect of his basic salary, car allowance and pension contribution, amounts to £173,000 gross and benefits to which he is entitled.

9. Sources and bases of information

(a) Unless otherwise stated, financial information relating to Highbury has been extracted from the annual report and accounts of Highbury for the year ended 31 December 2003 and the interim report and accounts of Highbury for the six months ended 30 June 2004.

(b) Unless otherwise stated, financial information relating to Future has been extracted from the annual report and accounts of Future for the year ended 31 December 2003 and for the nine month period ended 30 September 2004.

(c) The value of the issued share capital of Highbury at the Offer price of 10.15 pence per Highbury Share is calculated based upon 316,177,473 Highbury Shares in issue on 9 March 2005 (the latest practicable date prior to the publication of this document) (according to the records of Highbury).

(d) The market capitalisation of Future is based on a total of 325,657,519 Future Shares in issue on 9 March 2005 (the latest practicable date prior to the publication of this document) (according to the records of Future) and the Closing Price for Future Shares on 9 March 2005 of 84.50 pence.

(e) The number of New Future Shares to be issued in respect of full acceptance of the Offer is calculated based upon the number or Highbury Shares in issue (as described in (c) above) and assuming no Highbury Shares are allotted or issued pursuant to the exercise of Highbury Share Options and assuming that no elections are made for the Partial Cash Alternative.

(f) References to retail sales value are based on revenues from ABC-audited titles in respect of the year ended 31 December 2003 or 31 December 2004, as appropriate.

(g) The pro-forma borrowings of the Enlarged Group referred to in this document, include, *inter alia*, net debt of Highbury, an assumed level of working capital, advisory fees and estimated cash costs of achieving synergies, but before the proceeds from the disposals of BCom and the former Highbury head office.

10. Financing of the Partial Cash Alternative

Future proposes to fund the Partial Cash Alternative through the £120 million term loan and revolving credit facilities made available on the terms of an agreement dated 13 February 2005 between Future, Future Network USA Inc. and Future Publishing Limited (each as an original borrower and original guarantor), Barclays Capital (as arranger) and Barclays Bank PLC (as original lender, facility agent and issuing bank). The term loan facility, amounting to £100,000,000, may be used for, amongst other purposes, the acquisition of the Highbury Shares pursuant to elections for the Partial Cash Alternative, payment of the cash consideration payable with respect to Highbury Shares under sections 428-430F of the Act, financing or refinancing the costs, fees and expenses incurred by or on behalf of the Future Group in connection with the Offer and the refinancing of existing financial indebtedness of the Future Group and the Highbury Group. The revolving credit facility, amounting to £20,000,000, may be used for the general corporate purposes of the Future Group.

The agreement contains representations and warranties and undertakings in favour of the lenders, including certain financial covenants, events of default and conditions precedent which are customary for an agreement of this nature.

Interest on these facilities is calculated at a margin above LIBOR plus Mandatory Costs. Mandatory Costs are the costs payable by the borrowers to compensate the lenders for the cost of compliance with regulatory requirements. As at the date of the agreement, the margin was one per cent. per annum; and the margin is adjustable after 30 September 2005 dependent on the ratio of Future's consolidated total net borrowings to Future's consolidated earnings before interest, tax, depreciation and amortisation ("EBITDA").

The term loan facility is repayable in equal instalments of £3,750,000 every six months, the first instalment being payable 18 months after the date of the agreement, the balance to be paid 60 months after the date of the agreement. The revolving credit facility is to be repaid in full 60 months after the date of the agreement.

On the terms of the credit agreement Future is required to ensure that the aggregate EBITDA and the aggregate turnover of the guarantors of the facilities is not at any time less than 75 per cent. of consolidated EBITDA and consolidated turnover of Future and its subsidiaries at that time. This will mean that certain members of the Highbury Group will have to become guarantors of the facilities within 90 days after they have become subsidiaries of Future.

Save as disclosed in this paragraph 10, Future does not intend that the payment of interest on, the repayment of or the security for, any liability (contingent or otherwise) will depend to any significant extent on the business of Highbury.

11. Financial and trading information

(a) Financial information for Future for the three years ended 31 December 2003 and the nine months ended 30 September 2004 is contained in Part II of the Listing Particulars.

(b) Financial information for Highbury for the three years ended 31 December 2003 and the six months ended 30 June 2004 is contained in Part III of the Listing Particulars.

(c) A statement of net assets of the Enlarged Group is set out in Part IV of the Listing Particulars, showing the financial effects of the Acquisition on the Future Group as at 30 September 2004.

12. Other information

(a) Future and Highbury have entered into an inducement fee arrangement. Details of this arrangement are set out in paragraph 5 of the letter from Morgan Stanley in Part II of this document.

(b) The emoluments of Future Directors will not be affected by the acquisition of Highbury Shares pursuant to the Offer or by any other associated transaction.

(c) Save as disclosed in paragraph 12 of the letter from Morgan Stanley in Part II of this document and in paragraph 8(c) of this Appendix III, no agreement, arrangement or understanding (including any compensation arrangement) exists between Future or any party acting in concert with Future and any of the Highbury Directors, recent directors, shareholders or recent shareholders of Highbury having any connection with or dependence upon or which is conditional upon the outcome of, the Offer.

(d) No agreement, arrangement or understanding exists whereby any Highbury Shares acquired in pursuance of the Offer will be transferred to any other person, save that Future reserves the right to transfer any Highbury Shares to any other member of Future Group.

(e) Morgan Stanley has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear and to the cross-referencing in this document of its letter in paragraph 3 of Section B of Part II of the Listing Particulars.

(f) Close Brothers has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear and to the cross-referencing in this document of its letter in paragraph 3 of Section C of Part III of the Listing Particulars.

(g) There has been no material change in the financial or trading position of Future since 30 September 2004, the date to which the latest audited accounts of the Future Group were published.

(h) Save as disclosed in the unaudited interim financial statements of the Highbury Group for the six-month period to 30 June 2004 and save as set out in the last two paragraphs of paragraph 8 of Part I of the Listing Particulars and in the third paragraph and the first sentence of the fourth paragraph of Highbury's update to the profit estimate annoncement dated 11 February 2005 (set out in Section C of Part III of the Listing Particulars), there has been no material change in the financial or trading position of Highbury since 31 December 2003, the date to which the latest audited accounts of the Highbury Group were published.

(i) All information and reports contained in the Listing Particulars are deemed to be incorporated herein.

13. Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Allen & Overy LLP, One New Change, London EC4M 9QQ, during usual business hours on any week day (Saturdays and public holidays excepted) while the Offer remains open for acceptance:

(i) the memorandum and articles of association of Future;

(ii) the memorandum and articles of association of Highbury;

(iii) the consolidated audited accounts of the Future Group for the two financial periods ended 31 December 2003 and 30 September 2004;

(iv) the consolidated audited accounts of the Highbury Group for the two financial years ended 31 December 2002 and 31 December 2003 and the unaudited interim financial statements of the Highbury Group for the six-month period to 30 June 2004;

(v) the material contracts of the Future Group referred to in paragraph 7(a) of this Appendix III;

(vi) the material contracts of the Highbury Group referred to in paragraph 7(b) of this Appendix III;

(vii) the service agreements of the Highbury Directors referred to in paragraph 8 of this Appendix III;

(viii) the report on the pro forma financial information relating to the Enlarged Group contained in Part IV of the Listing Particulars (and the report on the reconciliation of the comparative table of Highbury contained in Part III of the Listing Particulars);

(ix) the letters contained in Parts II to IV of the Listing Particulars;

(x) the written consents referred to in paragraphs 12(e) and (f) of this Appendix III;

(xi) copies of the irrevocable commitments to accept the Offer given by the persons referred to in paragraph 4 of this Appendix III;

(xii) the inducement fee letter referred to in paragraph 5 of the letter from Morgan Stanley in Part II of this document;

(xiii) full details of dealings which have been aggregated for the purposes of disclosure in this document;

(xiv) the Listing Particulars; and

(xv) this document and the Form of Acceptance.

Date: 11 March 2005

APPENDIX IV

DEFINITIONS

"ABC"	the Audit Bureau of Circulations;
"Accepting Highbury Shareholders"	the Highbury Shareholders who have accepted and who accept the Offer and, in both cases, who have not withdrawn their acceptance of the Offer, and also any Highbury Shareholder whose Highbury Shares are compulsorily acquired pursuant to sections 428-430F of the Companies Act;
"Acquisition"	the proposed acquisition of all the issued or to be issued ordinary share capital of Highbury by Future by means of the Offer;
"Act" or "Companies Act"	the Companies Act 1985 (as amended);
"Admission"	admission of the New Future Shares to the Official List and to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with the Listing Rules and the Admission and Disclosure Standards respectively;
"Admission and Disclosure Standards"	the rules issued by the London Stock Exchange in relation to the admission to trading of, and confirming requirements for, securities admitted to the London Stock Exchange's market for listed securities;
"Announcement"	the announcement of Future's firm intention to make an offer for Highbury dated 14 February 2005;
"BCom" or "Highbury Business"	Highbury's business publishing operations, the proposed sale of which was announced by Highbury on 9 February 2005;
"BCom Companies"	Nexus Media Communications Limited, Highbury Business Limited, Highbury Business Communications Limited, Highbury Nexus Media Limited, Highbury-Nexus Limited, Highbury Columbus Travel Publishing Limited, Highbury Harpers Limited and The International Wine & Spirit Competition Limited, being the eight wholly owned subsidiaries of Highbury which comprise BCom;
"Board"	the board of directors of Future as constituted from time to time or, as the context may require, the Directors present at a meeting of the Directors at which a quorum is present;
"Circular"	the circular of even date herewith to be sent to Future Shareholders convening an Extraordinary General Meeting to approve the Acquisition;
"Close Brothers"	Close Brothers Corporate Finance Limited;
"Closing Price"	the closing middle market quotation of a Highbury Share or Future Share (as applicable) for the day to which such price relates, as derived from the Daily Official List of the London Stock Exchange for that day;
"Code" or "City Code"	the City Code on Takeovers and Mergers;
"CREST"	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations);
"CRESTCo"	CRESTCo Limited;

"CREST member"	a person who has been admitted by CRESTCo as a system member (as defined in the Regulations);
"CREST participant"	a person who is, in relation to CREST, a system participant (as defined in the Regulations);
"CREST payment"	shall have the meaning given in the CREST manual issued by CRESTCo;
"CREST sponsor"	a CREST participant admitted to CREST as a CREST sponsor;
"Dealing Day"	a day on which the London Stock Exchange is open for business in the trading of securities admitted to the Official List;
"Enlarged Group"	Future and its subsidiaries and subsidiary undertakings as enlarged by the Acquisition;
"Enlarged Share Capital"	the issued share capital of Future as enlarged by the issue of the New Future Shares;
"Escrow Agent"	Lloyds TSB Registrars (in its capacity as an Escrow Agent as described in the CREST manual issued by CRESTCo);
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of Future to be held to approve, *inter alia*, the Acquisition, notice of which is contained in the Circular;
"First Closing Date"	the first closing date of the Offer, being 3.00 p.m. (London time) on Friday 1 April 2005;
"Form of Acceptance"	the form of acceptance, authority and election accompanying this document which relates to the Offer;
"Future" or "Company"	Future plc;
"Future Annual Report and Accounts"	the annual report and accounts for Future for the nine months ended 30 September 2004;
"Future Directors"	the directors of Future;
"Future Group"	Future, its subsidiaries and its subsidiary undertakings (prior to the Offer becoming or being declared unconditional in all respects);
"Future Incentive Schemes"	the Future Publishing Holdings Limited Unapproved Share Option Plan, The Future Network plc 1999 International Share Option Scheme, The Future Network plc 1999 Inland Revenue Approved Share Option Scheme, The Future Network plc 2000 US Stock Option Plan, The Future Network plc Approved Sharesave Plan, The Future Network Matched Award Plan, the Future plc Share Incentive Plan, The Future Network plc International Sharesave Plan, the Future plc Performance Share Plan, the Future plc Deferred Annual Bonus Plan and The Future Network plc 1999 Senior Management Share Option Scheme;
"Future Shareholders"	holders of Future Shares;
"Future Shares" or "Ordinary Shares"	ordinary shares of 1 penny each in the capital of Future;
"Highbury"	Highbury House Communications plc;
"Highbury Annual Report"	the annual report and accounts of Highbury for the year ended 31 December 2003;
"Highbury Directors"	the directors of Highbury;

"Highbury Group"	Highbury, its subsidiaries and its subsidiary undertakings (prior to the Offer becoming or being declared unconditional in all respects);
"Highbury Local"	Highbury Local Publications, which is a London focused publisher of local lifestyle magazines;
"Highbury Optionholders"	holders of Highbury Share Options;
"Highbury Shareholders"	holders of Highbury Shares;
"Highbury Shares"	the existing unconditionally allotted or issued and fully paid ordinary shares of 5 pence each in the capital of Highbury and any further such shares which are unconditionally allotted or issued and fully paid (or credited as fully paid) after the date hereof and before the Offer closes (or such earlier date as Future may, subject to the City Code, decide in accordance with the terms and conditions of the Offer), including such shares which are unconditionally allotted or issued or granted or subscribed for upon the exercise of any options granted under the Highbury Share Option Schemes;
"Highbury Share Options"	options held under the Highbury Share Option Schemes;
"Highbury Share Option Schemes"	the Highbury Sharesave Scheme, the Highbury 2000 Approved Executive Share Option Scheme and the Highbury 2000 Non-Approved Executive Share Option Scheme;
"Japan"	Japan, its cities, prefectures, territories and possessions;
"Listing Particulars"	the document comprising listing particulars to be issued in relation to the New Future Shares for which application for Admission has been made, a copy of which accompanies this document;
"Listing Rules"	the rules and regulations made by the UK Listing Authority (as from time to time amended);
"London Stock Exchange"	London Stock Exchange plc;
"member account ID"	the identification code or number attached to any member account in CREST;
"Morgan Stanley"	Morgan Stanley & Co. Limited;
"New Future Shares"	the new Future Shares to be issued by Future (credited as fully paid) to Highbury Shareholders pursuant to the Offer;
"Offer"	the recommended share offer (with a Partial Cash Alternative) being made by Morgan Stanley on behalf of Future (or by Future in the United States), to acquire the entire issued and to be issued share capital of Highbury, on the terms and subject to the conditions set out in this document and the Form of Acceptance and (where the context permits) any subsequent revision, variation, extension or renewal thereof;
"Offer period"	has the meaning given in Part B of Appendix I to this document;
"Official List"	the Official List of the UK Listing Authority;
"Overseas Shareholders"	Highbury Shareholders resident in, or nationals or citizens of, jurisdictions outside the UK or who are nominees of, or custodians, trustees or guardians for, citizens or nationals of such other jurisdictions;
"Panel"	the Panel on Takeovers and Mergers;

"Partial Cash Alternative"	the partial cash alternative under the Offer pursuant to which Highbury Shareholders may elect to receive cash on the basis set out in this document in lieu of all or part of the consideration which they would otherwise receive under the Offer;
"participant ID"	the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant;
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);
"Regulatory Information Service"	any of the services from time to time set out in Schedule 12 to the Listing Rules;
"TFE Instruction"	a transfer from escrow instruction (as defined by the CREST manual issued by CRESTCo)
"TTE Instruction"	a transfer to escrow instruction, properly authenticated in accordance with CRESTCo's specifications for transfers to escrow (as described in the CREST manual issued by CRESTCo);
"uncertificated" or "in uncertificated form"	recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority" or "UKLA"	the Financial Services Authority acting in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 and in the exercise of its function in respect of the admission to the Official List otherwise than in accordance with Part VI of the Financial Services and Markets Act 2000;
"United States" or "US"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;
"US Securities Act"	the United States Securities Act of 1933, as amended from time to time;
"Wider Future Group"	Future and its subsidiary undertakings, associated undertakings and any other undertaking in which Future and/or such undertakings (aggregating their interests) have a substantial interest;
"Wider Highbury Group"	Highbury and its subsidiary undertakings, associated undertakings and any other undertaking in which Highbury and/or such undertakings (aggregating their interests) have a substantial interest.

All references to legislation in this document are to English legislation unless the contrary is indicated.

Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender

"Subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act (but for these purposes ignoring paragraph 20(1)(b) of Schedule 4A to the Companies Act) and "substantial interest" means a direct or indirect interest in 20 per cent. or more of the equity capital of an undertaking.

THIS FORM OF ACCEPTANCE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take regarding the Offer, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent professional adviser.

This Form of Acceptance should be read in conjunction with the accompanying Offer Document dated 11 March 2005. Unless the context otherwise requires, the definitions used in the Offer Document also apply in this Form of Acceptance. The terms and conditions of the Offer contained in the Offer Document are deemed to be incorporated in and form part of this Form of Acceptance and should be read carefully by each Highbury Shareholder.

If you have sold or otherwise transferred all of your Highbury Shares, please forward this Form of Acceptance, the accompanying reply-paid envelope, the Offer Document, the Listing Particulars together with the accompanying documents as soon as possible to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the United Kingdom and the United States may be restricted by law and therefore persons into whose possession this document comes should inform themselves of, and observe, such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. If you have sold or otherwise transferred only part of your holding of Highbury Shares, you should retain these documents.

Unless otherwise determined by Future and except to the extent permitted by applicable laws, the Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and the Offer is not capable of acceptance from or within these jurisdictions. Accordingly, neither this document nor the accompanying Form of Acceptance, nor the Listing Particulars nor the accompanying documents nor any related document are being, and no such document may be, directly or indirectly, mailed or otherwise forwarded, distributed or sent, in whole or in part, in, into or from Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in, into or from Australia, Canada or Japan, if to do so would violate applicable laws in such jurisdiction.

The ability of Highbury Shareholders who are not resident in the United Kingdom or the United States to accept the Offer may be affected by the laws of the relevant jurisdictions in which they are located. Such persons should inform themselves of, and observe, any applicable requirements.

The New Future Shares have not been, and will not be, registered under the US Securities Act or under the securities laws of any state of the United States; have not been, and will not be, qualified for sale or resale under the securities laws of any province or territory of Canada; and no prospectus in relation to them has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, the New Future Shares are not being and will not be offered, sold, resold or delivered, directly or indirectly, in or into Australia, Canada or Japan or any other jurisdiction or to or for the account or benefit of any residents of Australia, Canada or Japan if to do so would constitute a violation of the laws of, or require registration thereof in, the relevant jurisdiction.

OFFER IN THE UNITED STATES

The Offer in the United States is being made solely by Future and neither Morgan Stanley & Co. Limited nor any of its affiliates or related entities is making the Offer in the United States.

Future is not aware of any jurisdiction in which the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid statute of any state of the United States. If Future becomes aware of any valid US state statute prohibiting the making of the Offer, it will make a good faith effort to comply with such US state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Future cannot comply with any such state statute, the Offer will not be made to (and tenders will not be accepted from or on behalf of) holders in such state.

Morgan Stanley & Co. Limited is acting for Future and no-one else in connection with the Offer, and will not be responsible to anyone other than Future for providing the protections afforded to its clients nor for providing advice in relation to the Offer.

Close Brothers Corporate Finance Limited, which is regulated by the Financial Services Authority, is acting for Highbury and no-one else in connection with the Offer and will not be responsible to anyone other than Highbury for providing the protections afforded to its customers nor for providing advice in relation to the Offer.



Media with passion

FORM OF ACCEPTANCE

RECOMMENDED OFFER ("OFFER")

by

MORGAN STANLEY & CO. LIMITED ("MORGAN STANLEY")

on behalf of

FUTURE PLC ("FUTURE")

for

HIGHBURY HOUSE COMMUNICATIONS PLC ("HIGHBURY")

and in the United States of America by Future

Acceptances of the Offer must be received by no later than 3.00 p.m. (London time) on Friday 1 April 2005

ACTION TO BE TAKEN TO ACCEPT THE OFFER

- To accept the Offer and to make an election for the Partial Cash Alternative, complete this Form of Acceptance on page 3 by following the instructions and notes for guidance set out on pages 2 and 4. In particular, please sign Box [2] on page 3 of this Form of Acceptance, in the presence, if you are an individual, of an independent witness who must also sign in the box and state his or her name and address. The full terms and conditions of the Offer are set out in the Offer Document. **IF YOU HAVE ANY QUESTIONS AS TO HOW TO COMPLETE THIS FORM OF ACCEPTANCE, OR TO OBTAIN A FURTHER FORM OF ACCEPTANCE, please contact Lloyds TSB Registrars by telephone on 0870 600 0673 or, if you are calling from outside the UK, +44 (0) 1903 702767.**
- **If your Highbury Shares are held in certificated form, you should return this Form of Acceptance, duly completed and signed and accompanied by your share certificate(s) and/or other document(s) of title, and, in the case of US Holders (as defined in paragraph 18 B of the letter from Morgan Stanley in Part II of the Offer Document) only, the duly completed Substitute Form W-9, either by post to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by hand only (during normal business hours) to Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX as soon as possible, but in any event so as to arrive no later than 3.00 p.m. (London time) on Friday 1 April 2005. A first class reply-paid envelope (for use in the UK only) is enclosed for documents lodged by post.**
- If your Highbury Shares are held in uncertificated form (that is, in CREST), you should return this Form of Acceptance in the reply-paid envelope provided, duly completed and signed either by post to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by hand only (during normal business hours) to Lloyds TSB Registrars, 3rd Floor, Princess House, Suffolk Lane, London EC4R 0AX in the manner described above and take the action set out in paragraph 19(e) of the letter from Morgan Stanley in Part II of the Offer Document to transfer your Highbury Shares to an escrow balance. For this purpose, the participant ID of the Escrow Agent is 6RA57, the member account ID of the Escrow Agent is RA011801 and the Form of Acceptance reference number of this Form of Acceptance (for insertion in the first eight characters of the shared note field on the TTE Instruction) is shown next to Box [3]. You should ensure that the TTE Instruction settles **no later than 3.00 p.m. (London time)** on **Friday 1 April 2005. If you are a CREST sponsored member, you should refer to your CREST sponsor before completing this Form of Acceptance.**
- If you hold Highbury Shares in both certificated and uncertificated form, you should complete a separate Form of Acceptance for each holding. Similarly, you should complete a separate Form of Acceptance for Highbury Shares held in certificated form but under different designations and for Highbury Shares held in uncertificated form but under different member account IDs. You can obtain further Forms of Acceptance by contacting Lloyds TSB Registrars by telephone on 0870 600 0673 or +44 (0) 1903 702767 if calling from outside the UK.
- If your Highbury Shares are in certificated form and your share certificate(s) and/or other document(s) of title are with your bank, stockbroker or other agent, you should complete and sign this Form of Acceptance and arrange for it to be lodged by such agent, together with the relevant share certificate(s) and/or document(s) of title, unless such share certificate(s) and/or document(s) of title is/are not readily available, in which case please refer to Note (E) on page 4 of this Form of Acceptance. If your share certificate(s) and/or other document(s) of title is/are lost, please refer to Note (F) on page 4 of this Form of Acceptance.
- Please read Parts A, B and C of Appendix I to the Offer Document, the terms of which are incorporated in and form part of this Form of Acceptance.
- If you hold Highbury Shares jointly with others, you must arrange for all of your co-holders to sign this Form of Acceptance.
- A Form of Acceptance contained in an envelope postmarked in Australia, Canada or Japan, or otherwise appearing to Future or its agents to have been sent from Australia, Canada or Japan, may be treated as invalid, subject to certain exceptions.

DO NOT DETACH ANY PART OF THIS FORM

PLEASE FOLLOW THESE INSTRUCTIONS WHEN COMPLETING THIS FORM OF ACCEPTANCE

The provisions of Parts A, B and C of Appendix I to the Offer Document are incorporated into and form part of this Form of Acceptance.

IF THE NAME OR ADDRESS DETAILS SHOWN OPPOSITE ARE INACCURATE, PLEASE INSERT THE CORRECT DETAILS IN BOX 4A. ANY CHANGES TO THE NAMES MUST BE SUPPORTED BY APPROPRIATE DOCUMENTATION (SEE SECTION (F) ON PAGE 4 OF THIS FORM OF ACCEPTANCE FOR FURTHER DETAILS). IF NO NAME OR ADDRESS IS SHOWN OPPOSITE, PLEASE COMPLETE BOX 4A.

1 THE ACCEPT THE OFFER

To accept the Offer, insert in Box 1 the total number of Highbury Shares in respect of which you wish to accept the Offer, irrespective of whether or not you wish to make an election for the Partial Cash Alternative. You must also sign Box 3 in accordance with the instructions set out below and complete, if appropriate, Box 4A, Box 4B, Box 5 and/or Box 6.

If no number, or a number greater than your registered holding of Highbury Shares is inserted in Box 1 and you have signed Box 3, you will be deemed to have accepted the Offer in respect of your entire registered holding of Highbury Shares (being your entire holding under the name and address specified above or, if appropriate, in Box 4A or, if your Highbury Shares are in CREST, under the participant ID and member account ID specified in Box 5).

CREST participants are requested to insert in Box 1 the same number of Highbury Shares as are entered in the related TTE Instruction. Fractional entitlements to New Future Shares will be dealt with on the basis set out in paragraph 2 of the letter from Morgan Stanley in Part II of the Offer Document.

Complete here ☞

2 THE PARTIAL CASH ALTERNATIVE

To make an election under the Partial Cash Alternative, you should insert in Box 2 the number of Highbury Shares in respect of which you wish to receive 10.0 pence in cash per Highbury Share under the Partial Cash Alternative, having entered in Box 1 the total number of Highbury Shares for which you wish to accept the Offer.

The number entered in Box 2 cannot exceed the number inserted, or deemed to be inserted, in Box 1 and, if it does so, it will be deemed to be the number inserted, or deemed to be inserted, in Box 1. You should sign Box 3 in accordance with the instructions set out herein and complete, if appropriate, Box 4A, Box 4B, Box 5 and/or Box 6.

Please refer to paragraph 19(b) of the letter from Morgan Stanley in Part II of the Offer Document if you wish to make an election for the Partial Cash Alternative.

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3 SIGNATURES

To accept the Offer, you must sign Box 3 regardless of which other box(es) you complete and, in the case of a joint holding, arrange for all other joint holders to do likewise. Each holder who is an individual must sign in the presence of an independent witness.

The witness must be over 18 years of age and must not be one of the joint registered Highbury Shareholders (if any) or otherwise have any financial interest in the Highbury Shares or in the proceeds resulting from the execution of this Form of Acceptance. The same person may witness each signature of the joint registered holders. The witness should also print his/her name and address where indicated.

A body corporate incorporated in England and Wales may execute under its seal, the seal being affixed and witnessed in accordance with its Articles of Association or other applicable regulations or, if applicable, in accordance with section 36A of the Companies Act 1985. A body corporate incorporated outside England and Wales may sign in accordance with the laws of the territory in which the relevant body corporate is incorporated. In all cases, execution should be expressed to be by the body corporate and each person signing this Form of Acceptance should state the office which he/she holds.

If this Form of Acceptance is not signed by the registered holder(s), insert the name(s) and capacity (e.g. executor(s)) of the person(s) signing this Form of Acceptance. The person signing this Form of Acceptance should provide evidence of his or her authority. If the Form of Acceptance is signed under power of attorney, the power of attorney and share certificate(s) should accompany this Form of Acceptance unless such power of attorney has previously been lodged with Lloyds TSB Registrars.

If you sign Box 3 without inserting "NO" in Box 6, you will be deemed to have given the representations and warranties contained in paragraph (C) of Part C of Appendix I to the Offer Document.

In the case of joint registered holders ALL must sign. This Form of Acceptance must not be signed in Australia, Canada or Japan or any jurisdiction where to do so would violate the laws in that jurisdiction.

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4 FULL NAME(S) AND ADDRESS(ES)

If the name or address details shown at the top of page 3 of this Form of Acceptance are inaccurate, complete Box 4A with the full name and address of the sole or first-named registered holder of the Highbury Shares together with the full names and addresses of all other joint holders (if any) of the Highbury Shares in block capitals. If you want the consideration for your Highbury Shares and/or other document(s) to be sent to someone other than the first-registered holder at the address shown at the top of page 3 of this Form of Acceptance or set out in Box 4A (e.g. your bank, stockbroker or other agent), you should complete Box 4B with the name and address of such person.

You must not insert in Box 4B an address in Australia, Canada or Japan. Holders with registered addresses in Australia, Canada or Japan or holders who have completed Box 4A with an address in Australia, Canada or Japan must complete Box 4B with an address outside Australia, Canada and Japan.

Complete here ☞

5 PARTICIPANT ID AND MEMBER ACCOUNT ID

If your Highbury Shares are in CREST, you must insert in Box 5 the participant ID and member account ID under which such Highbury Shares are held by you in CREST. You must also transfer (or procure the transfer of) the Highbury Shares concerned to an escrow balance, specifying in the TTE Instruction the participant ID and member account ID inserted in Box 5 and the Form of Acceptance reference number and the other information specified in paragraph 19(e) of the letter from Morgan Stanley in Part II of the Offer Document.

The Form of Acceptance reference number appears next to Box 5 opposite.

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6 OVERSEAS SHAREHOLDERS

If you are unable to give the representations and warranties set out in paragraph (C) of Part C of Appendix I to the Offer Document, THEN YOU MUST PUT "NO" IN BOX 6. If you do not put "NO" in Box 6 you will, by signing Box 3, be deemed to have given such warranties.

If you insert "NO" in Box 6 or, if relevant, if you complete Box 4B with an address in Australia, Canada or Japan, you may be deemed not to have validly accepted the Offer, notwithstanding that you may have purported to do so.

If you are a US Holder (as defined in paragraph 18 B of the letter from Morgan Stanley in Part II of the Offer Document), you should also complete the accompanying Substitute Form W-9 printed on blue paper.

Complete here ☞

PLEASE COMPLETE IN BLOCK CAPITALS AS EXPLAINED ON PAGES 2 AND 4

The provisions of Parts A, B and C of Appendix I to the Offer Document are incorporated in and form part of this Form of Acceptance.

REGISTERED SHAREHOLDING DETAILS.

1 TO ACCEPT THE OFFER — BOX 1

Complete Box [1] and, if appropriate, Box [4A], Box [4B], Box [5] and/or Box [6] and in the presence of your independent witness sign Box [3]. Insert in Box [1] the total number of Highbury Shares for which you wish to accept the Offer.

No. of Highbury Shares for which you are accepting the Offer: ____________

2 TO MAKE AN ELECTION UNDER THE PARTIAL CASH ALTERNATIVE — BOX 2

Complete Box [1], Box [2] and, if appropriate, Box [4A], Box [4B], Box [5] and/or Box [6] and sign Box [3] in the presence of your independent witness.

No. of Highbury Shares for which you are making an election for the Partial Cash Alternative: ____________

3 SIGN HERE TO ACCEPT THE OFFER (see additional information on page 4) — BOX 3

Execution by individuals

Signed and delivered as a deed by: in the presence of:

Signature	Signature and name of witness	Address of witness
Signature	Signature and name of witness	Address of witness
Signature	Signature and name of witness	Address of witness
Signature	Signature and name of witness	Address of witness

Note: Each registered holder of Highbury Shares who is an individual MUST SIGN IN THE PRESENCE OF AN INDEPENDENT WITNESS. The independent witness must be over 18 years of age and must not be one of the joint registered holders or otherwise have any financial interest in the Highbury Shares or in the proceeds arising from such shares and must ALSO SIGN and print his name and address where indicated. In the case of joint registered holders ALL must sign.

Execution by a company

* Executed as a deed by/under the common seal of the company named below:

Name of company ____________

** in the presence of/acting by:

Signature of director	Name of director
Signature of **director/secretary	Name of **director/secretary

** Delete as appropriate

4 FULL NAME(S) AND ADDRESS(ES) (to be completed in BLOCK CAPITALS) — BOX 4A

Name (first registered holder) ____________
Address ____________
Postal Code ____________

Name (second registered holder) ____________
Address ____________
Postal Code ____________

Name (third registered holder) ____________
Address ____________
Postal Code ____________

Name (fourth registered holder) ____________
Address ____________
Postal Code ____________

BOX 4B

ADDRESS FOR CONSIDERATION UNDER THE OFFER AND/OR OTHER DOCUMENTS TO BE SENT OUTSIDE AUSTRALIA, CANADA OR JAPAN (IF DIFFERENT FROM THE ADDRESS ABOVE OR THE ADDRESS IN BOX [4A])

Name ____________
Address ____________
Postal Code ____________

PLEASE ENTER HERE A DAYTIME TELEPHONE NUMBER (INCLUDING STD CODE) WHERE THE SOLE OR FIRST-NAMED REGISTERED HOLDER CAN BE CONTACTED IN THE EVENT OF ANY QUERY ARISING FROM COMPLETION OF THIS FORM OF ACCEPTANCE.

5 CREST ID—PARTICIPANT ID AND MEMBER ACCOUNT ID — BOX 5

Only complete this Box if your Highbury Shares are in CREST.

[illegible] acceptance reference number.

Participant ID ____________

Member Account ID ____________

6 OVERSEAS SHAREHOLDERS — BOX 6

If you are unable to give the representations and warranties set out in paragraph (C) of Part C of Appendix I to the Offer Document, please put "NO" in Box [6]. If you do not insert "NO" in Box [6], you will be deemed to have given such representations and warranties.

ADDITIONAL INFORMATION REGARDING THE COMPLETION OF THIS FORM OF ACCEPTANCE

In order to be effective, this Form of Acceptance must, except as mentioned below, be signed personally (or under a power of attorney which should be lodged with this Form of Acceptance) as a deed by the registered holder (or, in the case of a joint holding, by ALL the joint holders) and each individual signature must be independently witnessed. A body corporate incorporated in England and Wales may execute this Form of Acceptance under its seal, the seal being affixed and witnessed in accordance with its Articles of Association or other applicable regulations. Alternatively, a body corporate to which section 36A of the Companies Act 1985 applies may execute this Form of Acceptance as a deed by two directors or one director and the company secretary (or other authorised persons as permitted) signing in the appropriate place. A body corporate incorporated outside England and Wales may sign in accordance with the laws of the territory in which the relevant company is incorporated. In all cases, execution should be expressed to be by the company and each person signing the Form of Acceptance should state the office which he/she holds and insert the name of the company in the place provided in Box 3.

In order to avoid inconvenience to yourself and delay, the following points may assist you:

(A) If a holder is away from home (e.g. abroad or on holiday) or where a power of attorney has been granted.

Send this Form of Acceptance by the quickest means (e.g. airmail) to the holder but not in, into or from Australia, Canada or Japan for execution or, if he/she has executed a power of attorney giving sufficient authority, have this Form of Acceptance signed by the attorney in front of a witness. In the latter case, the power of attorney (or a duly certified copy thereof, as provided in the Powers of Attorney Act 1971) must be lodged with this Form of Acceptance for noting. No other signatures are acceptable.

Do not send this Form of Acceptance or the accompanying documents in, into or from Australia, Canada or Japan.

(B) If you have sold or otherwise transferred all, or wish to sell or otherwise transfer part, of your holding of Highbury Shares.

If you have sold or otherwise transferred all of your Highbury Shares, please forward this Form of Acceptance, the accompanying reply-paid envelope, the Offer Document, the Listing Particulars together with the other accompanying documents as soon as possible to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into Australia, Canada or Japan. If your Highbury Shares are in certificated form and you wish to sell part of your holding of Highbury Shares and also wish to accept the Offer in respect of the balance but are unable to obtain the balance certificate in time to deliver it by 3.00 pm (London time) on Friday 1 April 2005, you should ensure that your stockbroker or other agent through whom you make the sale obtains the appropriate endorsement or indication, signed on behalf of the Registrar of Highbury, Capita IRG Plc at Bourne House, 34 Beckenham Road, Kent, BR3 4TA, in respect of the balance of your holding of Highbury Shares.

(C) If the sole registered holder has died.

If a grant of probate or letters of administration has/have been registered with the Registrar of Highbury, this Form of Acceptance must be signed by the personal representative(s) of the deceased registered holder, each in the presence of a witness, and returned to Lloyds TSB Registrars at either of the addresses given on page 1 of this Form of Acceptance, together with the relevant share certificate(s) and/or other document(s) of title.

If a grant of probate or letters of administration has/have been granted but has/have not been registered with the Registrar of Highbury, the personal representative(s) or prospective personal representative(s) should sign this Form of Acceptance, each in the presence of a witness, and forward it to Lloyds TSB Registrars at either of the addresses given on page 1 of this Form of Acceptance, together, if the Highbury Shares are held in certificated form, with the share certificate(s) and/or other document(s) of title. A sealed copy of the grant of probate or letters of administration must be lodged with Lloyds TSB Registrars as soon as possible thereafter and, in any case, before the consideration due under the Offer can be forwarded to the personal representative(s).

(D) If one of the joint registered holders has died.

This Form of Acceptance is valid if signed by all the surviving holders, each in the presence of a witness, and lodged with Lloyds TSB Registrars at either of the addresses given on page 1 of this Form of Acceptance together with, if the Highbury Shares concerned are in certificated form, the share certificate(s) and/or other document(s) of title and, in all cases, accompanied by the death certificate(s), grant of probate or letters of administration of the deceased holder. For the purposes of paragraphs (C), (D) and (G) hereof, photocopies of death certificates, marriage certificates, grants of probate and letter of administration are not acceptable. These documents will be returned as directed.

(E) If your Highbury Shares are in certificated form and the share certificate(s) and/or other document(s) of title are held by your stockbroker, bank or other agent.

If your share certificate(s) and/or other document(s) of title is/are with your stockbroker, bank or other agent, you should complete this Form of Acceptance and if the share certificate(s) and/or other document(s) of title is/are readily available arrange for it/them to be lodged by such agent with Lloyds TSB Registrars at either of the addresses given on page 1 of this Form of Acceptance accompanied by the share certificate(s) and/or other document(s) of title.

If the share certificate(s) and/or other document(s) of title is/are not readily available, you should lodge this Form of Acceptance duly completed with Lloyds TSB Registrars at either of the addresses given on page 1 of this Form of Acceptance, together with a note saying e.g. "certificate to follow", and arrange for the share certificate(s) and/or document(s) of title to be forwarded as soon as possible thereafter. It will be helpful for your agent, unless he is in Australia, Canada or Japan, to be informed of the full terms of the Offer.

(F) If your Highbury Shares are in certificated form and any share certificate has been lost.

Complete and lodge this Form of Acceptance, together with a letter of explanation and any share certificate(s) available, with Lloyds TSB Registrars at either of the addresses given on page 1 of this Form of Acceptance. At the same time, you should write to Highbury's Registrar, Capita IRG Plc, Bourne House, 34 Beckenham Road, Kent, BR3 4TA, for a letter of indemnity which should be completed in accordance with the instructions given. When completed, the letter of indemnity must be lodged with Lloyds TSB Registrars at either of the addresses given on page 1 of this Form of Acceptance. Indemnities will only be accepted at the discretion of Lloyds TSB Registrars.

(G) If your Highbury Shares are in certificated form and your name or other particulars are shown incorrectly on your share certificate(s).

(i) Incorrect name e.g.

Name on the certificate ....John Smythe

Correct name........... ....John Smith

This Form of Acceptance should be completed with your correct name and lodged with Lloyds TSB Registrars at either of the addresses given on page 1 of this Form of Acceptance accompanied by a letter from your bank, stockbroker or solicitor confirming that the person described on the certificate and the person who has signed this Form of Acceptance are one and the same.

(ii) Incorrect address—write the correct address in Box 6A on page 3 of this Form of Acceptance.

(iii) Change of name—lodge your marriage certificate or the deed poll or, in the case of a company, a copy of the certificate of incorporation on change of name, with this Form of Acceptance for noting. The Form of Acceptance should be completed in your new name. The documents will be returned as directed.

(H) If any of your Highbury Shares are in CREST.

You should take the action set out in paragraph 19(c) of the letter from Morgan Stanley in Part II of the Offer Document to transfer your Highbury Shares to an escrow balance. You are reminded to keep a record of the Form of Acceptance reference number (which appears next to Box 5 on page 3 of this Form of Acceptance) so that such number can be inserted in the TTE Instruction.

If your Highbury Shares are held partly in CREST and partly in certificated form, you will need to complete a separate Form of Acceptance for each part. Additional forms may be obtained from Lloyds TSB Registrars by telephoning them on 0870 600 0673 (or +44 (0) 1903 702767 if calling from outside the UK).

If you are a CREST sponsored member, you should refer to your CREST sponsor before completing this Form of Acceptance, as only your CREST sponsor will be able to send the necessary TTE Instruction to CRESTCo.

(I) If you are not resident in the UK.

The attention of Highbury Shareholders not resident in the UK is drawn to paragraph 7 of Part B and paragraph (C) of Part C of Appendix I to the Offer Document.

(J) Payment of consideration.

The consideration payable under the Offer cannot be sent to you until all relevant documents have been properly completed and lodged with Lloyds TSB Registrars at either of the addresses given on page 1 of this Form of Acceptance.

Without prejudice to Parts B and C of Appendix I to the Offer Document, Future reserves the right to treat as valid any acceptance of the Offer which is not entirely in order or which is not accompanied by the relevant TTE Instruction or (as appropriate) the relevant share certificate(s) and/or other document(s) of title. In either event, no consideration due to you under the Offer will be sent until after the relevant transfer to escrow has been made or (as appropriate) the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to Future have been received.

(K) If this Form of Acceptance is signed under a power of attorney.

The completed Form of Acceptance, together with the share certificate(s) and/or other document(s) of title, should be lodged with Lloyds TSB Registrars at either of the addresses given on page 1, accompanied by the original power of attorney (or a copy thereof duly certified in accordance with the Powers of Attorney Act 1971). The power of attorney will be noted by Lloyds TSB Registrars and returned as directed.

Merrill Corporation Ltd, London
05LON1250

IMPORTANT TAX INFORMATION

The United States federal income tax discussion set forth below is included for general information only. Each holder of Highbury Shares is urged to consult such holder's tax advisor to determine the particular tax consequences to such holder (including the applicability and effect of state, local and other tax laws) of the receipt of payment in respect of tendered Highbury Shares. Certain holders of Highbury Shares may be subject to special rules not discussed below. The discussion does not consider the effect of any applicable foreign, state, local or other tax laws.

Substitute Form W-9

Each tendering US holder of Highbury Shares or other payee ("Payee") is required to provide a correct taxpayer identification number ("TIN") and certain other information on Substitute Form W-9, which is provided below. If the Payee is receiving payment for a tendered Highbury Share, the Payee must certify that the Payee is not subject to backup withholding by signing and dating the Form pursuant to the instructions. A taxpayer's TIN generally is the taxpayer's Social Security or federal Employer Identification Number. See the attached "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

The box in Part 3 of Substitute Form W-9 may be checked if the tendering Payee has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked and a TIN has not been provided by the time of payment, 28% may be withheld on all such payments, if any, until a TIN is provided.

Certain Payees, including, among others, all corporations, are not subject to backup withholding tax. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional information. Such Payees should enter the correct TIN in Part 1 of the Substitute Form W-9, write "Exempt" in Part 4 of the Substitute Form W-9, and sign and date the form.

Payments to a Payee that is a nonresident alien or a foreign corporation will not be subject to backup withholding tax if the Payee submits a properly completed IRS Form W-8BEN.

Consequences of Failure to File Substitute Form W-9

Failure to provide the information on the Substitute Form W-9 may subject the Payee to a US$50 penalty imposed by the Internal Revenue Service and 28% federal income tax backup withholding on any payment. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of a person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, the Payee may claim a refund from the Internal Revenue Service.

<table>
<tr><td colspan="3">PAYOR'S NAME: Future plc</td></tr>
<tr><td rowspan="4">SUBSTITUTE
FORM W-9
Department of the Treasury
Internal Revenue Service

Payor's Request for Taxpayer Identification Number (TIN) and Certification</td><td>Part 1—PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW</td><td>____________
Social Security Number

OR

____
Employer Identification Number</td></tr>
<tr><td>Part 2—Certification Under Penalties of Perjury, I certify that:
(1) The number shown on this form is my current taxpayer identification number (or I am waiting for a number to be issued to me),
(2) I am not subject to backup withholding either because (a) I am exempt from backup withholding or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding, and
(3) I am a U.S. person (including a U.S. resident alien).</td><td rowspan="2">Part 3—
Awaiting TIN ☐</td></tr>
<tr><td>Part 4—FOR PAYEES EXEMPT FROM BACKUP WITHHOLDING WRITE "EXEMPT" HERE AND SIGN AND DATE BELOW
____
(SEE INSTRUCTIONS)</td></tr>
<tr><td colspan="2">Certification instructions—You must cross out item (2) in Part 2 above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you are subject to backup withholding you receive another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2).

SIGNATURE ____________ DATE ____________

NAME ____________

BUSINESS NAME (if different) ____________

ADDRESS ____________

CITY ____________ STATE ____ ZIP CODE ____________</td></tr>
</table>

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECK THE BOX IN PART 3 OF SUBSTITUTE FORM W-9

PAYOR'S NAME: Future plc

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to the payor, 28% of all payments made to me pursuant to the Offer may be retained until I provide a taxpayer identification number to the payor and that if I do not provide a taxpayer identification number within sixty (60) days, such retained amounts shall be remitted to the IRS as backup withholding and 28% of all reportable payments made to me thereafter will be withheld and remitted to the IRS as backup withholding.

Signature	Date

NOTE: **FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENT MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.**

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payor

Social Security Numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer Identification Numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the type of number to give the payor.

For this type of account:	Give the NAME and SOCIAL SECURITY number of —
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account (1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor (2)
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee (1)
b. So-called trust account that is not a legal or valid trust under state law	The actual owner (1)
5. Sole proprietorship	The owner (3)

For this type of account:	Give the NAME and EMPLOYER IDENTIFICATION number of —
6. Sole proprietorship	The owner (3)
7. A valid trust, estate, or pension trust	The legal entity (Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title.) (4)
8. Corporate	The corporation
9. Association, club, religious, charitable, educational or other tax-exempt organization	The organization
10. Partnership	The partnership
11. A broker or registered nominee	The broker or nominee
12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district or prison) that receives agriculture program payments	The public entity

(1) List first and circle the name of the person whose number you furnish.

(2) Circle the minor's name and furnish the minor's social security number.

(3) Show the name of the owner. The name of the business or the "doing business as" name may also be entered. Either the social security number or the employer identification number may be used.

(4) List first and circle the name of the legal trust, estate, or pension trust.

If you are an LLC that is disregarded as an entity separate from its owner, enter the owner's name on the "Name" line. Enter the LLC's name on the "Business Name" line. If the disregarded LLC is owned by an individual, enter the owner's social security number (or "pre-LLC" Employer Identification Number, if desired). If the owner of the disregarded LLC is a corporation, partnership, etc., enter the owner's employer identification number.

Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Obtaining a Number

If you do not have a taxpayer identification number or if you do not know your number, obtain Form SS-5, Application for Social Security Number Card (for individuals), or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service (the "IRS") and apply for a number.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding on payments made in connection with the offer include the following:

- A corporation.
- A financial institution.
- An organization exempt from a tax under Section 501(a), or an individual retirement plan.
- The United States or any agency or instrumentality thereof.
- A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.
- A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.
- An international organization or any agency or instrumentality thereof.
- A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.
- A real estate investment trust.
- A common trust fund operated by a bank under Section 584(a).
- An entity registered at all times during the tax year under the Investment Company Act of 1940.
- A foreign central bank of issue.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYOR, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM AND SIGN AND DATE THE FORM AND RETURN IT TO THE PAYOR. IF YOU ARE A NONRESIDENT ALIEN OR A FOREIGN ENTITY NOT SUBJECT TO BACKUP WITHHOLDING, FILE WITH THE PAYOR A COMPLETED INTERNAL REVENUE SERVICE FORM W-8BEN (CERTIFICATE OF FOREIGN STATUS OF BENEFICIAL OWNER FOR UNITED STATES TAX WITHHOLDING).

Privacy Act Notice.

Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payors who must report the payments to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of tax returns. Payors must be given the numbers whether or not recipients are required to file tax returns. Payors may be required to withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1) **Penalty for Failure to Furnish Taxpayer Identification Number.**

If you fail to furnish your correct taxpayer identification number to a payor, you may be subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) **Civil Penalty for False Information With Respect to Withholding.**

If you make a false statement with no reasonable basis that results in no imposition of backup withholding, you may be subject to a penalty of $500.

(3) **Criminal Penalty for Falsifying Information.**

Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

(4) **Misuse of Taxpayer Identification Numbers**

If the payor discloses or uses taxpayer identification numbers in violation of Federal law, the payor may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

(This page has been left blank intentionally.)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the Offer or as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent professional adviser.

If you have sold or otherwise transferred all your Future Shares or your Highbury Shares (as the case may be), please forward this document, together with the accompanying documents, as soon as possible to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the United Kingdom and the United States may be restricted by law and therefore persons into whose possession this document comes should inform themselves of, and observe, such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Applications have been made to the UK Listing Authority for the New Future Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on its market for listed securities. It is expected that admission of the New Future Shares to the Official List will become effective and that any dealings on the London Stock Exchange (for normal settlement) will commence at 8.00 a.m. (London time) on the first Dealing Day following the date on which the Offer becomes or is declared unconditional in all respects (save for any condition relating to Admission).


future

Media with passion

Listing Particulars relating to the issue of
up to 39,777,082
ordinary shares of 1 penny each in

FUTURE PLC

in connection with the Recommended Offer
by Morgan Stanley & Co. Limited
on behalf of

Future plc

for

HIGHBURY HOUSE COMMUNICATIONS PLC

and in the United States of America by Future plc

A copy of this document, which comprises Listing Particulars relating to Future which have been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of the Financial Services and Markets Act 2000.

Morgan Stanley & Co. Limited is acting for Future and no-one else in connection with the Offer, and will not be responsible to anyone other than Future for providing the protections afforded to its clients nor for providing advice in relation to the Offer or any matter referred to herein.

Close Brothers Corporate Finance Limited, which is regulated by the Financial Services Authority, is acting for Highbury and no-one else in connection with the Offer and will not be responsible to anyone other than Highbury for providing the protections afforded to its customers nor for providing advice in relation to the Offer or any matter referred to herein.

Unless otherwise determined by Future and except to the extent permitted by applicable laws, the Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and the Offer is not capable of acceptance from or within these jurisdictions. Accordingly, neither this document nor the accompanying documents nor any related document are being, and no such document may be, directly or indirectly, mailed or otherwise forwarded, distributed or sent, in whole or in part, in, into or from Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in, into or from Australia, Canada or Japan or any other jurisdiction, if to do so would violate applicable laws in such jurisdiction.

The New Future Shares have not been, and will not be, registered under the US Securities Act, or under the securities laws of any state of the United States; have not been, and will not be, qualified for sale or resale under the securities laws of any province or territory of Canada; and no prospectus in relation to them has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, the New Future Shares are not being and will not be offered, sold, resold or delivered, directly or indirectly, in or into Australia, Canada, or Japan or any other jurisdiction or to or for the account or benefit of any residents of Australia, Canada or Japan if to do so would constitute a violation of the laws of, or require registration thereof in, the relevant jurisdiction.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains statements about members of the Future Group and the Highbury Group that are or may be forward-looking statements. All statements other than statements of historical facts included in this document may be forward-looking statements. Any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negative thereof are forward-looking statements. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, profits, economic performance, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Future's or Highbury's operations; and (iii) the effects of government regulation on Future's or Highbury's businesses.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance, or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. All subsequent oral or written forward-looking statements attributable to Future or Highbury, or any of their members or any persons acting on their behalf, are expressly qualified in their entirety by the cautionary statement above. Except as required by law and regulation, neither Future nor any other party intends to update these forward-looking statements, even though the affairs of Future will change from time to time.

OFFER IN THE UNITED STATES

The Offer in the United States is being made solely by Future and neither Morgan Stanley & Co. Limited nor any of its affiliates or related entities is making the Offer in the United States.

Notice to New Hampshire Residents: Neither the fact that a registration statement or an application for a license has been filed under this chapter with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the New Hampshire Secretary of State that any document filed under Chapter 421-B of the New Hampshire Revised Statutes Annotated is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State of New Hampshire has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security, or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of this paragraph.

Future is not aware of any jurisdiction in which the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid statute of any state of the United States. If Future becomes aware of any valid US state statute prohibiting the making of the Offer, it will make a good faith effort to comply with such US state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Future cannot comply with any such state statute, the Offer will not be made to (and tenders will not be accepted from or on behalf of) holders in such state.

The Offer is being made for securities of a United Kingdom company and United States investors should be aware that the Announcement, the Offer Document, these Listing Particulars and any other disclosure documents relating to the Offer have been or will be prepared in accordance with the City Code (as applicable), the Listing Rules (as applicable) and United Kingdom disclosure requirements, format and style, all of which differ from those in the United States. Future's and Highbury's financial statements, and all financial information that was included in the Announcement or that is or may be included in these Listing Particulars or that may be included in the Offer Document or the Circular or any other disclosure documents relating to the Offer, have been or will be prepared in accordance with United Kingdom generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

Future is incorporated under the laws of England and Wales. All of the Future Directors are residents of countries other than the United States. As a result, it may not be possible for United States shareholders of Future to effect service of process within the United States upon Future or such Future Directors or to enforce against any of them judgements of the United States predicated upon the civil liability provisions of the federal securities laws of the United States. It may not be possible to sue Future or its officers or directors in a non-US court for violations of the US securities laws.

In accordance with normal UK market practice, Future or its nominees or brokers (acting as agents) may from time to time during the period in which the Offer remains open for acceptance make certain purchases of, or arrangements to purchase, Highbury Shares otherwise than under the Offer, such as in open market or privately negotiated purchases. Such purchases, or arrangements to purchase, will comply with all applicable UK rules, including the City Code, the Listing Rules and the rules of the London Stock Exchange.

Any person who, alone or acting together with any other person(s) pursuant to an agreement or any understanding (whether formal or informal) to acquire or control securities of Highbury, owns or controls, or becomes the owner or controller, directly or indirectly, of 1 per cent. or more of the issued Highbury Shares is generally required under the provisions of Rule 8 of the City Code to notify a Regulatory Information Service and the Panel of every dealing in such securities during the Offer period. Please consult your financial adviser immediately if you believe this Rule may be applicable to you.

TABLE OF CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time and/or date
Offer announced	14 February 2005
Circular and Listing Particulars posted to Future Shareholders	11 March 2005
Offer Document and Listing Particulars posted to Highbury Shareholders	11 March 2005
Extraordinary General Meeting of Highbury to approve the disposal of BCom	10.00 a.m. on Tuesday, 29 March 2005
Latest time for receipt of forms of proxy for the Future Extraordinary General Meeting	11.00 a.m. on Tuesday, 29 March 2005
Extraordinary General Meeting of Future	11.00 a.m. on Thursday, 31 March 2005
Expected completion date for the disposal of BCom	1 April 2005
First Closing Date of the Offer	3.00 p.m. on Friday, 1 April 2005

Note: In the event that the Offer has not been declared or become unconditional in all respects before the publication of Highbury's preliminary results for the year ended 31 December 2004, the publication of such Highbury preliminary results may give rise to a requirement for Future to publish supplementary listing particulars. In this event, supplementary listing particulars are expected to be published as soon as reasonably practicable following the release of Highbury's preliminary results for the year ended 31 December 2004 and Future will make an announcement that such supplementary listing particulars have been published and will be available for collection on request from Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX. It is expected that Highbury's preliminary results for the year ended 31 December 2004 will be published by 30 April 2005.

PART I

INFORMATION ON THE OFFER

1. Introduction

On 14 February 2005, the boards of Future and Highbury announced that they had reached agreement on the terms of a recommended share offer (with a Partial Cash Alternative) to be made by Morgan Stanley on behalf of Future (or by Future in the United States) to acquire the whole of the issued and to be issued ordinary share capital of Highbury.

2. Summary of the terms of the Offer

The Offer is subject to satisfaction of a number of conditions, all of which are set out in Part V of this document. The Offer is made by Morgan Stanley on behalf of Future (or by Future in the United States). Under the terms of the Offer, Highbury Shareholders will receive from Future:

10 New Future Shares **for every 83.25 Highbury Shares**

and so on in proportion for any number of Highbury Shares held. Fractions of New Future Shares will not be allotted to Highbury Shareholders who accept the Offer. Instead, entitlements to New Future Shares will be rounded down to the nearest whole number of New Future Shares and the New Future Shares representing the aggregate of these fractional entitlements will be sold in the market and the net proceeds will be retained for the benefit of the Enlarged Group.

The Offer will include a Partial Cash Alternative described in more detail in paragraph 3 of Part I of this document.

The Offer values the issued share capital of Highbury at approximately £32.1 million and each Highbury Share at 10.15 pence (calculated using the Closing Price of a Future Share of 84.50 pence on 9 March 2005, being the latest practicable date prior to the publication of this document), representing a premium of:

- 37.5 per cent. over the Closing Price of a Highbury Share of 7.38 pence on 25 January 2005, being the last Dealing Day prior to Highbury's announcement on 26 January 2005 that it had received an approach that might or might not lead to an offer for Highbury;
- 8.2 per cent. over the Closing Price of a Highbury Share of 9.38 pence on 11 February 2005, being the last Dealing Day prior to the Announcement;
- 4.1 per cent. over the Closing Price of a Highbury Share of 9.75 pence on 9 March 2005, being the latest practicable date prior to the publication of this document; and
- 21.8 per cent. over the price of 8.33 pence per Highbury Share, being the average Closing Price of a Highbury Share over the three months prior to 26 January 2005.

At the Offer price, Highbury has an enterprise value of £89.8 million, including Highbury's current net debt of £57.7 million (as at 9 March 2005), which will be repaid, following the Offer becoming or being declared unconditional in all respects, using funds available to the Enlarged Group under the Credit Facility from Barclays Bank PLC (referred to in paragraph 11.1(c) of Part VI of this document).

The New Future Shares will rank *pari passu* with existing Future Shares in all respects, including the right to receive all dividends declared, made or paid from the date the Offer becomes or is declared unconditional in all respects. It is expected that Future's interim dividend for the six months ending 31 March 2005 will be declared after the Offer becomes or is declared unconditional in all respects and will be paid, *inter alios*, to those Highbury Shareholders who have validly accepted the Offer and to whom New Future Shares have been issued prior to the record date for such interim dividend.

The Offer will be conditional, *inter alia*, on the approval of the Acquisition by Future Shareholders. An Extraordinary General Meeting of Future has been convened for 11.00 a.m. on Thursday, 31 March 2005 to approve the Acquisition.

Full acceptance of the Offer will result in the issue of up to approximately 38.0 million New Future Shares by Future, resulting in Highbury Shareholders holding approximately 10.44 per cent. of the Enlarged Share Capital (assuming (i) no exercise of any of the options granted under the Future Incentive Schemes after 9 March 2005 (being the latest practicable date prior to the publication of this document) (ii) no elections for cash under the Partial Cash Alternative and (iii) no exercise of any of the options granted under the

Highbury Share Option Schemes and no further Highbury Shares issued after 9 March 2005 (being the latest practicable date prior to the publication of this document)).

The Highbury Directors have unanimously recommended that all Highbury Shareholders accept the Offer. Future has received irrevocable undertakings from the Highbury Directors (and certain of their connected persons) to accept the Offer in respect of their holdings of 4,636,734 Highbury Shares in aggregate, representing approximately 1.5 per cent. of Highbury's existing issued ordinary share capital. These irrevocable undertakings to accept the Offer are binding unless the Offer lapses or is withdrawn.

3. Partial Cash Alternative

Under the Partial Cash Alternative, each Highbury Shareholder who validly accepts the Offer may elect to receive, subject to the limitations set out below, 10.0 pence in cash for each Highbury Share, instead of some or all of the New Future Shares to which he would otherwise become entitled. The aggregate amount of cash payable pursuant to the Partial Cash Alternative will not exceed £10.0 million. Accordingly, the extent to which effect will be given to elections for the Partial Cash Alternative will depend upon the extent to which elections under the Partial Cash Alternative are not made by other Highbury Shareholders. If such cash amount is insufficient to satisfy all elections for the Partial Cash Alternative, such elections will be scaled down as nearly as is practicable on a pro rata basis to the applications, with the balance of entitlements being satisfied in New Future Shares (subject to fractional entitlements being treated as referred to in paragraph 2 of this Part I).

The Partial Cash Alternative will remain open until 3.00 p.m. (London time) on Friday, 1 April 2005 and may not be available thereafter. The Partial Cash Alternative is conditional upon the Offer becoming or being declared unconditional in all respects.

The cash payable under the Partial Cash Alternative will be funded from a new committed Credit Facility from Barclays Bank PLC. Further details of this Credit Facility are set out in paragraph 11.1(c) of Part VI of this document.

Further details of the conditions to the Offer are set out in Part V of this document.

4. Background to and reasons for the Offer

Future is a successful international publisher of special-interest consumer magazines.

Future's stated strategy has been to focus on organic growth and selective acquisition opportunities within the special-interest consumer magazines sector which it knows well, primarily in the UK and US. This strategic focus has enabled Future to increase group sales by 33 per cent. and its adjusted annual operating profit by 136 per cent. comparing the audited published results for the year ended 31 December 2001 with the unaudited published results for the twelve months to 30 September 2004.

As part of this strategy, Future has acquired and successfully integrated 14 titles over the two years to 30 September 2004. These acquisitions were funded from the Future Group's own net cash resources rather than net debt. Since that date Future has purchased a further 16 titles. The Board considers that the Future Group is well positioned for further acquisition-based growth.

The Acquisition represents an attractive opportunity for the Future Group to take a significant further step forward within the special-interest consumer magazines sector. Following completion of the Acquisition, Future intends to continue the process of divestment of certain Highbury business units initiated by the management of Highbury, in order to focus on the consumer magazine portfolio.

Following completion of the Acquisition, Future will become the second-largest publisher of special-interest consumer magazines in the UK and the third-largest UK consumer magazine publisher overall, in each case as measured by retail sales value. Future had revenues for the year ended 31 December 2003 of £182.7 million and adjusted operating profits for the year ended 31 December 2003 of £22.5 million. Highbury had revenues for the year ended 31 December 2003 of £108.1 million and adjusted operating profits for the year ended 31 December 2003 of £10.1 million. As at 31 December 2004, the Enlarged Group (excluding BCom) would have had approximately 2,000 employees and would have published over 170 consumer magazine titles (excluding Highbury Local titles). Further pro forma financial information on the Enlarged Group is set out in Part IV of this document.

The Board believes that, as a result of combining the complementary magazine portfolios, the Enlarged Group will have increased scale and financial strength for stronger growth. The Board believes that the Acquisition will be beneficial to shareholders, customers and employees.

Specifically, given the synergies expected to be created through the combination, shareholders in the Enlarged Group will benefit from the value intended to be created by:

- *Further diversification of Future's portfolio*

Future will have an increasingly diverse portfolio of special-interest consumer titles, lessening its dependence on any one sub-sector. In particular, the Future Directors estimate that the revenue contribution from games titles for Future, which was 46 per cent. for the year ended 31 December 2003, would reduce to below 35 per cent. for the Enlarged Group (excluding BCom) and from 33 per cent. to below 25 per cent. for the enlarged UK business.

- *Expansion through the addition of a complementary portfolio of assets*

The Future and Highbury portfolios are highly complementary and they generally operate in the same or adjacent sectors. Indeed many of the attractive special-interest titles now owned by Highbury have previously been considered as acquisition targets by Future.

In particular, the Acquisition would build on Future's existing offering in sectors such as cars, computer games, computing, digital photography, hobbies & pastimes, home entertainment and parenting and will open up new sectors adjacent to its current operations in areas such as gardening, home interests, men's lifestyle, motorbikes and puzzles.

Future envisages that Highbury's US assets will be integrated into Future's established US operations, which in 2003 accounted for 25 per cent. of Future's turnover and that Highbury's contract publishing business will be merged with Future Plus, its own existing contract publishing operation.

- *Increased operational and financial scale*

The Acquisition will deliver further momentum to Future's UK and US operations through increased scale, strengthening its position within the retail environment. It will provide further financial strength to drive both organic and subsequent acquisition-led growth.

- *Enhanced revenue opportunities*

Future will use its financial strength and proven experience together with the combined management skills in the Enlarged Group to drive the launch of new titles and brand extensions. The portfolio of the Enlarged Group will be broader and deeper. Revenue opportunities include:

- greater launch activity with a number of Highbury's titles acting as important platforms;
- further development of Highbury's export and licensing activities;
- more bases for subsequent acquisitions; and
- building on a successful contract publishing skill-set.

- *Attractive cost savings*

The Future Directors believe that the annualised operating cost savings as a result of combining the two businesses will amount to at least £4.5 million in the first full financial year of ownership of Highbury (the year to 30 September 2006). These savings will be realised through operational efficiencies such as securing enhanced supply terms (including paper, print and cover-mounts) and the rationalisation of stock exchange listing and headquarters costs and other overhead areas. The total costs of achieving these savings are expected to amount in total to up to £4.0 million, which are expected to be incurred in the current financial year.[1]

[1] The expected operating cost savings have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and exchange rates and the current regulatory environment. The statement of estimated operating cost savings relates to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated. This statement should not be interpreted to mean that the earnings per share in the financial year of the Acquisition, or in any subsequent period, would necessarily match or be greater than those for the relevant preceding financial period.

Other substantial benefits, at a cash cost to be determined, could include improved distribution arrangements and, separately, increased volume sales efficiency and rationalisation of the property portfolio, especially in central London (which may lead to an additional property provision).

- *More efficient balance sheet*

Following the Offer becoming or being declared unconditional in all respects and prior to the planned Highbury disposal of BCom, Highbury's current net debt of £57.7 million (as at 9 March 2005) will be repaid using funds available to the Enlarged Group under the Credit Facility from Barclays Bank PLC (referred to in paragraph 11.1(c) of Part VI of this document). The Enlarged Group will therefore have aggregate borrowings of between £75 million and £85 million (assuming no elections under the Partial Cash Alternative and before receipt of the BCom disposal proceeds). This level of gearing is part of the Future Directors' plan for a more efficient capital structure. The Future Directors will continue to maintain a prudent overall approach to financing, whilst preserving flexibility to take advantage of further business opportunities in due course.

- *Earnings accretion*

The Future Directors believe that the Acquisition will have an accretive effect on earnings per share in the first full year of ownership. (This statement does not constitute a profit forecast nor should it be interpreted to mean that future earnings per share of Future following the Offer becoming or being declared unconditional in all respects will necessarily match or exceed historical earnings per share of Future.)

- *Integration plan*

Future intends to blend Future's and Highbury's consumer businesses in the UK, also to integrate Highbury's smaller US business with Future's US business and to merge Highbury's contract publishing business with Future Plus. Future also intends to rationalise the Enlarged Group's property portfolio, preferably establishing a single central London site.

In addition, Future will integrate the different elements of Highbury to provide enhanced management visibility, control and responsiveness. The Future Directors believe that the Enlarged Group will provide an increased range of career opportunities for employees.

The Future Directors believe that, if approved, this transaction will also benefit Highbury Shareholders by affording them an opportunity to share in the success of the Enlarged Group, including the benefit of synergies not otherwise available to Highbury as a stand-alone business.

5. Information on Future

Future was founded in the UK in 1985. Today, it publishes over 100 regular monthly special-interest consumer magazines worldwide with strong portfolios within the computing, computer games, music, sports and hobby sectors. Based on audited circulation figures published in February 2004 by ABC in respect of 2003, Future was the fifth largest consumer magazine publisher in the UK as measured by retail sales value. Based on the 2004 audited circulation figures published by ABC on 17 February 2005, Future is currently the sixth largest consumer magazine publisher in the UK as measured by retail sales value. Such change, relative to 2003, is due not to Future's performance but to a joint venture entered into in 2004 between two other consumer magazine publishers which were smaller than Future, but produced a total combined ABC audited circulation figure slightly greater than Future's (as measured by retail sales value) for 2004. As at 9 March 2005 (being the latest practicable date prior to the publication of this document), Future's market capitalisation was £275.2 million.

Future employs approximately 1,200 people in offices in the UK, US, France and Italy. Over 100 international editions of Future's magazines are also published under licence in 30 other countries across the world. Future is listed on the London Stock Exchange (symbol FUTR) and is headquartered in Bath. On 26 January 2005, Future changed its name from The Future Network plc to Future plc.

In 2004, Future changed its financial year-end to 30 September, having first taken the voluntary step of obtaining shareholder approval at its annual general meeting held in May 2004. The 2004 financial reporting period was then shortened to the nine months ended 30 September 2004. The reasoning behind this change was explained in advance in Future's 2003 Annual Report and again in Future's 2004 Annual Report, the reason being that the final quarter of the calendar year (October to December) generates a significant proportion of Future's revenues and profits. Having this as the final quarter of the reporting year meant that annual profits could potentially fluctuate substantially based on trading in the last quarter of the financial period. This in turn made the task of forecasting performance during the year more challenging. The change of financial year-end from 31 December to 30 September achieves a more balanced and effective management of the business internally, whilst also providing a better framework for managing the business as a public company.

In the UK, Future's magazines are published principally in Bath and London by a subsidiary, Future Publishing Limited. In the US, Future's magazines are published by Future Network USA, Inc.; in France by Future France S.A.S.; and in Italy by Future Media Italy S.p.A..

For the year ended 31 December 2003, Future reported audited turnover of £182.7 million and an audited profit before tax and goodwill amortisation of £22.7 million. As at 31 December 2003, Future had audited net assets of £111.9 million, including audited net cash of £13.4 million.

For the nine months ended 30 September 2004, Future reported audited turnover of £133.0 million and an audited profit before tax and goodwill of £13.3 million. As at 30 September 2004, Future had audited net assets of £107.7 million, including audited net cash of £9.8 million. For the twelve months to 30 September 2004, Future had unaudited sales of £190.4 million and an unaudited adjusted operating profit of £23.6 million.

Further financial information relating to Future is set out in Parts II and IV of this document.

6. Current trading and prospects for Future

On 7 December 2004, Future issued its preliminary results for the nine months ended 30 September 2004. This included a statement, which was repeated in the subsequent 2004 annual report of Future, which stated:

"This has been an important period of growth for Future—but not nearly as important as the growth we are planning for the next four years. Our target is to double the sales and profits of the business."

This statement was expressing the aspirations of the Future Directors and was not made to the standards that can be reported upon under the requirements of the City Code and the Listing Rules. This statement does not constitute a profit forecast (as defined by the City Code and the Listing Rules), nor should it be interpreted to mean that future earnings per share of Future following the Offer becoming or being declared unconditional in all respects will necessarily match or exceed historical earnings per share of Future.

To coincide with Future's Annual General Meeting on 26 January 2005, Future released a trading update in relation to its revenues and general trading for the three months ended 31 December 2004. The trading update indicated that trading was satisfactory, in particular, it was reported that:

"At the operating level, first quarter profitability (in terms of adjusted operating profit as a percentage of turnover) was modestly ahead of that for the first quarter last year. Last year such profits represented approximately 44 per cent. of the total for the 12 months ended 30 September 2004. The Board expects that this strong seasonal quarter will account for a similarly significant portion of profitability for the current financial year to 30 September 2005."

The assumptions on which the above profit forecast is based, together with reports related thereto, are provided in Section B of Part II of this document.

On 17 February 2005, following publication by ABC of the annual and six-monthly ABC audited circulation figures for the period ended 31 December 2004, Future announced the ABC results for the 53 titles in its UK portfolio of 76 monthly and bi-monthly magazines that are audited, together with the audited circulation figures for its US magazines.

The ABC audited circulation figures highlighted certain overall trends for Future's UK portfolio:

(i) continuing diversification of the overall portfolio as well as growth in music-making, music-listening, motoring, stitching and home entertainment sectors;

(ii) a steady performance within games; and

(iii) developing and adapting the computing portfolio.

US audited circulation figures for the period from July to December 2004 were flat overall year-on-year at 1,894,504 copies per month, with increases in subscriptions offset by lower newsstand sales in the period.

The guitar titles, acquired in 2003, produced a strong performance, up 7.2 per cent. overall, with gains in subscriptions for both *Guitar One* and *Guitar World*. Future's two computing titles were down 5.7 per cent.. These figures do not include data for *Mobile PC*, which launched during the year. Games magazines were down 0.5 per cent. at 1,106,989 copies per month. *PSM* and *Official Xbox Magazine* both strengthened their positions in the single format console categories.

Since 30 September 2004, Future has acquired 15 magazines in the United Kingdom and one title in the United States. The magazine titles acquired in the United Kingdom are *What Laptop*, *Junior*, *Junior Pregnancy & Baby* and *Wedding Day*; and the 11 motoring enthusiast titles acquired by way of the acquisition of A&S Publishing Limited. The magazine title acquired in the US is *Snowboard Journal*.

For the financial year to date, current trading has been satisfactory. The Future Directors consider the financial and trading prospects for Future for the current financial year to be satisfactory.

7. Information on Highbury

Highbury is a publisher of over 200 consumer, business to business and contract magazines (from a number of offices, including London, Swanley, Manchester, Ely, Orpington and Bournemouth). It publishes 94 consumer titles primarily in the UK and also has operations in the United States, South Africa and Australia. It distributes titles throughout Europe, North America and Africa and employs approximately 1,000 people in total.

In the year ended 31 December 2003, Highbury reported audited turnover of £108.1 million and an audited profit before tax, goodwill amortisation, impairment and exceptional items of £7.1 million. As at 31 December 2003, Highbury had audited net assets of £99.9 million including audited net debt of £61.9 million.

For the half year ended 30 June 2004, Highbury reported unaudited turnover of £55.5 million and an unaudited profit before tax, goodwill amortisation, impairment, exceptional items, refinancing fees and loss on disposal of an associated undertaking of £2.4 million. As at 30 June 2004, Highbury had unaudited net assets of £74.0 million, including unaudited net debt of £59.3 million.

On 9 February 2005, Highbury announced that it had entered into a conditional agreement to dispose of BCom. Highbury has today posted a circular to the Highbury Shareholders convening an extraordinary general meeting of Highbury on Tuesday, 29 March 2005 to approve the disposal of BCom. Assuming that Highbury Shareholders approve the disposal of BCom, it is anticipated that completion of that transaction will occur on 1 April 2005. The Offer is not conditional on the completion of the disposal of BCom.

On 1 March 2005, Highbury announced that it had entered into new banking facilities; further details are set out in paragraph 11.2(s) of Part VI of this document. If the Offer becomes or is declared unconditional in all respects, Future intends that these banking facilities will be repaid utilising funds available under the Credit Facility. Further details of the Credit Facility are set out in paragraph 11.1(c) of Part VI of this document.

On 8 March 2005, Highbury announced that it had disposed of Highbury Local to Archant Holdings Limited for total consideration of approximately £6.1 million. The net proceeds of sale of approximately £5.4 million were used to repay debt owed by the Highbury Group to Barclays Bank PLC. Further details of this agreement are set out in paragraph 11.2(m) of Part VI of this document.

Further financial information relating to Highbury is set out in Part III of this document.

8. Current trading and prospects for Highbury

The text below is extracted from the pre-close trading statement made by Highbury on 31 January 2005:

"Financial Review

As was indicated in the statement on 21 December 2004, trading was softer than anticipated in Q3 and Q4 of 2004 in parts of the Highbury Group's business. In December trading was patchy, primarily weaker in some parts of the UK Lifestyle division, but the Highbury Group enjoyed some pick-up in Highbury Entertainment, where copy sales were stronger than expected. Highbury Group revenues in 2004 were approximately £115m of which UK newsstand consumer businesses contributed nearly £70m.

- UK Consumer

Overall, in the UK Consumer divisions, revenue from newsstand magazines in Q4 was 3 per cent. lower compared to 2003, of which circulation revenue was 2 per cent. lower and advertising down 7 per cent. On a like-for-like basis, taking into account titles closed in 2004, revenues were respectively lower by 2 per cent., 1 per cent. and 5 per cent.

Performance was disappointing in Highbury Lifestyle (which includes *Front*, *Real Homes*, *Fast Car*, *Gardens Monthly*) where both advertising and copy sales in the men's lifestyle and home interest titles were weaker than expected. Overall, Q4 revenues were 7 per cent. lower than 2003. Nonetheless, the Highbury Group's most profitable title, *Fast Car*, increased its share in a tough sector during this period.

Trading was more robust in Highbury Entertainment with Q4 revenues 3 per cent. higher than in 2003 due to a strong December most notably in videogames, home cinema, digital photography and PC. Profits in the former Paragon Publishing division, acquired in August 2003, were at a record monthly level in December despite softer advertising revenues in the run-up to Christmas. Revenues here were also 7 per cent. higher in Q4 than the previous year, of which videogames was 9 per cent. higher and computing 3 per cent. higher.

- Other UK

Highbury Business finished as expected in Q4 and cemented the recovery from 2003. Highbury Local weakened slightly in December due to soft property advertising but has maintained its margins. Highbury Direct (direct mail, newsletters and fulfilment) struggled, especially in December, and made a small loss at year-end.

- International

Trading in the overseas divisions of South Africa and the US was on target and revenues and operating profit for both finished the year ahead of 2003.

- Strategic and Operational Review

Good progress is being made with the disposal programme of non-core assets. The Highbury Directors believe that the sale of Highbury Business is moving into its final phase and still expect to complete this disposal by the end of Q1. Negotiations are progressing for the sale of Highbury Local and a recent approach to acquire Highbury's South African division is being carefully considered. The sale of the Highbury Group's former head office has advanced with exchange of contracts now having taken place. This disposal will realise approximately £2m after expenses.

As indicated last month, the Highbury Group has also sought to exit from its newsletters and direct marketing and fulfilment operations. The former is due to be sold shortly albeit for a nominal sum, whilst the latter is due to be closed down by the end of Q1 unless a buyer can be quickly found.

As a result of these management actions, and in light of the on-going disposals, the Highbury Group will incur exceptional restructuring costs, in addition to those highlighted in the Highbury Group's interim results and a significant further non-cash write down of intangible assets. Furthermore, following management's review of the Highbury Group's balance sheet, significant exceptional charges will also be made at the year-end.

The Highbury Group hopes to complete shortly, and before the end of February, the renegotiation of new banking facilities to reflect the planned much changed structure of the business. These discussions are at an advanced stage and management are confident that these new terms will be satisfactorily concluded.

As a consequence of the reorganisation of the UK consumer operations in the past six months, a significant number of new appointments have been made to strengthen publishing management in both UK consumer divisions. These include a new editor and publisher for *Front* magazine (the latter being a newly created post to support this title's efforts in an increasingly competitive sector), as well as a number of senior appointments of highly experienced managers in Highbury Entertainment. Additionally, much of the Highbury Group's UK advertising sales structure has been overhauled with many new replacement staff joining. There is now more focus on cross-portfolio selling, incentivisation plans have been changed and sales management tightened. Circulation and publishing management teams have also been reorganised to make them more customer focused.

The Highbury Group has made progress in repositioning many of its key titles e.g. the imminent re-launch of all its UK home interest magazines, refocusing and increasing promotion efforts and enhancing the creative execution of editorial, design and packaging. Highbury's management believes this will do much to improve product competitiveness.

- Outlook

The Highbury Directors believe that the action taken so far to improve the operational capabilities of the Highbury Group, together with the anticipated results of the disposals referred to above, will put Highbury on a firmer footing from which to move forward."

As announced on 1 March 2005, the Highbury Group, entered into new banking facilities which are more particularly described in paragraph 11.2(s) of Part VI of this document.

On 11 February 2005, Highbury made a profit estimate announcement. On the date of this document, Highbury further reported on its profit estimate. An extract from those announcements are reproduced in paragraph 1 of Section C of Part III of this document, together with reports relating to the profit estimate set out in paragraphs 2 to 6 of that Section C of Part III. The Highbury Directors are solely responsible for this profit estimate.

As also stated in the Highbury pre-close trading statement set out above, trading in parts of the Highbury business was softer than anticipated in the third and fourth quarters of 2004. This pattern has continued into the first weeks of the current financial year. Whilst action has been taken by the Highbury Directors to address the business's weaknesses, the Highbury Directors believe that the benefits of these actions including, for example, the relaunch of the Highbury Home Interest titles, increased spend on editorial content and greater focus on increasing circulation and advertising revenues, will not start to be seen until the second half of 2005. However, the Highbury Directors view the financial and trading prospects of Highbury with understandable caution.

The Highbury Group indebtedness has increased during the period from 30 June 2004 to 31 January 2005, the last month end date for which Highbury Group financial information has been prepared, principally reflecting the financial results of the Highbury Group during that period and any associated movement in working capital. Consolidated net assets decreased substantially in the same period reflecting the intangible publishing rights and goodwill non-cash impairment charge and other exceptional items in the year to 31 December 2004, as described in the profit estimate set out in paragraph 1 of Section C of Part III of this document.

9. Prospects for the Enlarged Group

The Enlarged Group will be the second-largest publisher of special interest consumer magazines in the UK and the third-largest UK consumer magazine publisher overall, in each case as measured by retail sales value. As at 31 December 2004, the Enlarged Group (excluding BCom) would have had approximately 2,000 employees and would have published over 170 consumer magazine titles (excluding Highbury Local titles).

The Board believes that, as a result of combining the complementary magazine portfolios, the Enlarged Group will have increased scale and financial strength for stronger growth and will benefit from:

- an increasingly diverse portfolio of special-interest consumer titles, lessening its dependence on any one sub-sector;
- building on Future's existing offering in sectors such as cars, computer games, computing, digital photography, hobbies & pastimes, home entertainment and parenting and opening up new sectors adjacent to Future's current operations in areas such as gardening, home interests, men's lifestyle, motorbikes and puzzles;
- further financial strength to drive both organic and subsequent acquisition-led growth;
- enhanced revenue opportunities, including greater launch activity, further development of Highbury's export and licensing activities, more bases for subsequent acquisitions and building on a successful contract publishing skill-set;

- attractive cost savings, amounting to at least £4.5 million in the first full financial year (with costs of achieving these savings expected to amount in total to up to £4.0 million)[2];
- a more efficient capital structure. The Future Directors will continue to maintain a prudent overall approach to financing, whilst preserving flexibility to take advantage of further business opportunities in due course; and
- an accretive effect on earnings per share in the first full year of ownership. (This statement does not constitute a profit forecast nor should it be interpreted to mean that future earnings per share of the Enlarged Group following the Offer becoming or being declared unconditional in all respects will necessarily match or exceed historical earnings per share of Future).

The Board considers the financial and trading prospects for the Enlarged Group for the current financial year to be satisfactory.

10. Further details concerning the New Future Shares

The New Future Shares to be issued pursuant to the Offer will carry the right to receive all dividends declared, made or paid from the date the Offer becomes or is declared unconditional in all respects. It is expected that Future's interim dividend for the six months ending 31 March 2005 will be declared after the Offer becomes or is declared unconditional in all respects and will be paid, *inter alios*, to those Highbury Shareholders who have validly accepted the Offer and to whom New Future Shares have been issued prior to the record date for such interim dividend.

The New Future Shares will be capable of being held in certificated or uncertificated form. Pending the issue of definitive certificates for the New Future Shares, transfers of New Future Shares in certificated form will be certified against the register. No temporary documents of title in respect of the New Future Shares will be issued.

11. Future Extraordinary General Meeting

Due to its size, the Offer is conditional, *inter alia*, upon the passing by Future Shareholders of an ordinary resolution to be proposed at the Future Extraordinary General Meeting to be held at 11.00 a.m. on Thursday, 31 March 2005, to approve the Offer.

12. Accounting and year-end

The Enlarged Group will adopt Future's 30 September year-end and accounting policies.

13. Employees

Upon the Offer becoming or being declared unconditional in all respects, the existing employment rights, including pension rights, of all employees of the Highbury Group will be fully safeguarded.

Mark Simpson, Highbury's Chief Executive Officer, will be retained for a period of thirty days following the date on which the Offer becomes or is declared unconditional in all respects, on a full time basis and a further five months thereafter on an ad hoc basis, to assist with the integration of the business of the Highbury Group into the business of the Future Group. Owen Davies, Highbury's Finance Director, will be retained for a period of thirty days (which can be extended by a further thirty days) from the date on which the Offer becomes or is declared unconditional in all respects, on a full time basis and for a further four months thereafter on an ad hoc basis, to assist with the integration of the business of the Highbury Group into the business of the Future Group. Further details of these arrangements are set out in paragraph 8.3 of Part VI of this document. It is intended that the other Highbury Directors will stand down from the board of Highbury once the Offer becomes or is declared unconditional in all respects.

---

(2) The expected operating cost savings have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and exchange rates and the current regulatory environment. The statement of estimated operating cost savings relates to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated. This statement should not be interpreted to mean that the earnings per share in the financial year of the Acquisition, or in any subsequent period, would necessarily match or be greater than those for the relevant preceding financial period.

14. Inducement fee

As an inducement to Future to make the Offer, Highbury and Future have entered into an agreement under which Highbury has agreed to pay Future in cash an inducement fee of approximately £0.3 million (inclusive of VAT) in the event that the Offer is withdrawn (whether before or after posting of the Offer Document) or lapses in accordance with its terms (other than solely as a consequence of (i) the non-fulfilment of the regulatory condition set out in paragraph (d) of Part V of this document or (ii) in the event of a Higher Competing Offer (as defined below), the non-fulfilment of the condition set out in paragraph (c) of Part V of this document) and prior to such withdrawal or lapse:

(i) any person or entity (other than Future or any person acting in concert with Future, as such term is defined in the Code) publicly announces an intention to make a Higher Competing Offer (as defined below) in accordance with Rule 2.5 of the Code, which has not been withdrawn prior to the withdrawal or lapse of the Offer and such Higher Competing Offer (as defined below) subsequently becomes or is declared unconditional in all respects;

(ii) the Highbury Directors (or any independent committee of the Highbury Directors) withdraw or modify, in a manner adverse to Future, their recommendation to the Highbury Shareholders in respect of the Offer; or

(iii) Highbury (or any other member(s) of the Highbury Group) enters into an agreement to dispose of any of Highbury's (or the Highbury Group's) assets (other than an agreement to dispose of BCom and/or Highbury Local) having an aggregate value in excess of £6 million without the consent of Future.

For the purposes of this paragraph 14 of Part I of this document, a "Higher Competing Offer" means an offer or proposal (however effected, including by means of a scheme of arrangement) to acquire Highbury Shares carrying more than 50 per cent. of the voting rights normally exercisable at general meetings which is made or to be made by, or on behalf of, a person or entity other than Future or any person acting in concert with Future and which involves either a cash offer (or a cash alternative to a securities exchange offer) at a price in excess of 10.0 pence per Highbury Share or a securities exchange offer (without a cash alternative), involving either (a) the issue of securities of a class already admitted to trading on the London Stock Exchange (or on the Alternative Investment Market of the London Stock Exchange or admitted to trading on any other exchange) or (b) the issue of unlisted securities, the value of which offer or proposal, in either case, on the day of announcement exceeds 10.0 pence per Highbury Share.

15. Effect of the Offer on the Highbury Share Option Schemes and Future Incentive Schemes

Highbury Share Option Schemes

Highbury operates three employee share option schemes, being the Highbury Sharesave Scheme, the Highbury 2000 Approved Executive Share Option Scheme and the Highbury 2000 Non-Approved Executive Share Option Scheme.

As of 9 March 2005 (being the latest practicable date before publication of this document), options over a total of 14,966,742 Highbury Shares were outstanding under the Highbury Share Option Schemes. No outstanding options under the Highbury Share Option Schemes have an exercise price of less than 10.0 pence per Highbury Share, and no further options will be granted under the Highbury Share Option Schemes.

Following the Offer becoming or being declared unconditional in all respects, all outstanding options will become exercisable for a period of six months and then lapse. However, if Future becomes bound or entitled to acquire Highbury Shares under sections 428 to 430F of the Act, options will only be exercisable during the period that Future remains so bound or entitled and will then lapse. Options granted under the Highbury Sharesave Scheme will only be exercisable over the number of Highbury Shares that can be purchased at the exercise price utilising the amount repaid under the related savings contract at the time of exercise. Options granted under the Highbury 2000 Approved Executive Share Option Scheme and the Highbury 2000 Non-Approved Executive Share Option Scheme which have performance conditions attached, will only be exercisable to the extent that those performance conditions have been satisfied.

Future Incentive Schemes

The Offer will not affect share options and awards granted under the Future Incentive Schemes and the Offer will not constitute an event which causes rights to crystallise under those schemes.

16. Listing, settlement and dealings

Applications have been made to the UK Listing Authority for the New Future Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that admission of the New Future Shares to the Official List and to trading on the London Stock Exchange will become effective and that dealings will commence at 8.00 a.m. (London time) on the first Dealing Day following the date on which the Offer becomes or is declared unconditional in all respects (save for any condition relating to Admission).

Settlement of the consideration to which any validly accepting Highbury Shareholder is entitled under the Offer will be effected (i) in the case of acceptances of the Offer received, complete in all respects, on or before the First Closing Date, within 14 days of such date or, if later, within 14 days of the Offer becoming or being declared unconditional in all respects, or (ii) in the case of acceptances of the Offer received complete in all respects after the First Closing Date but while the Offer remains open for acceptance, within 14 days of such receipt or, if later, within 14 days of the Offer becoming or being declared unconditional in all respects, in each case, in the following manner:

(i) Highbury Shares in uncertificated form (that is, in CREST)

Where an acceptance of the Offer relates to Highbury Shares in uncertificated form (that is, in CREST):

(a) any New Future Shares to which the accepting Highbury Shareholder is entitled in consequence of the Offer will be issued to such person in uncertificated form through CREST. In such event, Future shall procure that CRESTCo is instructed to credit the appropriate stock account in CREST of such Highbury Shareholder with such shareholder's entitlement to New Future Shares; and

(b) any cash consideration due to such Highbury Shareholder under the Partial Cash Alternative will be paid by means of CREST by Future procuring the creation of an assured payment obligation in favour of such Highbury Shareholder's payment bank in accordance with the CREST assured payment arrangements in respect of any cash consideration due. In such case, settlement will take place in accordance with normal CREST procedures and timings.

Future reserves the right to issue New Future Shares in certificated form or to settle all or any part of any cash consideration under the Partial Cash Alternative in the manner referred to in paragraph (ii) below for all or any accepting Highbury Shareholder(s) if, for any reason, it wishes to do so.

(ii) Highbury Shares in certificated form (that is, not in CREST)

Where an acceptance of the Offer relates to Highbury Shares in certificated form, the New Future Shares to which such Highbury Shareholder is entitled in consequence of the Offer will be issued to such shareholder in certificated form. Definitive certificates for New Future Shares will be despatched by first class post (or such other method as is approved by the Panel) to the accepting Highbury Shareholder or his appointed agent (but not in or into Australia, Canada or Japan, unless otherwise determined by Future and except to the extent permitted by applicable laws) to the address appearing in the Form of Acceptance or, if no such address is set out, to such Highbury Shareholder at his registered address (or, in the case of joint holders, to that one of the joint holders whose name and address stands first in the Form of Acceptance). Cheques in respect of any cash consideration due to such Highbury Shareholder under the Partial Cash Alternative will be despatched by first-class post to the address appearing in the Form of Acceptance or, if no such address is set out, to such Highbury Shareholder at his registered address (or, in the case of joint holders, to that one of the joint holders whose name and address stands first in the Form of Acceptance. Such cheques will be in pounds sterling and drawn on a branch of a United Kingdom clearing bank.

Temporary documents of title will not be issued pending the despatch by post of new definitive share certificates for the New Future Shares. Pending the issue of definitive certificates for such New Future Shares, transfers will be certified against the register held by Future's registrars, Lloyds TSB Registrars.

(iii) General

All documents and remittances sent by or to the accepting Highbury Shareholder or his appointed agent will be sent at his own risk. Unless otherwise determined by Future and except to the extent permitted by applicable laws, no certificates for New Future Shares will be despatched to addresses in Australia, Canada or Japan. All mandates and other instructions in force relating to holdings of Highbury Shares will, unless and until revoked, continue to apply in relation to payments and notices by Future in respect of New Future Shares.

(iv) Fractional entitlements

Fractions of New Future Shares will not be allotted to accepting Highbury Shareholders. Instead, entitlements to New Future Shares will be rounded down to the nearest whole number of New Future Shares and the New Future Shares representing the aggregate of these fractional entitlements will be sold in the market and the net proceeds will be retained for the benefit of the Enlarged Group.

17. Compulsory acquisition, cancellation of listing and re-registration

If Future receives acceptances under the Offer in respect of, and/or otherwise acquires, 90 per cent. or more of the Highbury Shares to which the Offer relates and the Offer becomes or is declared unconditional in all respects, Future intends to exercise its rights pursuant to the provisions of sections 428 to 430F (inclusive) of the Act to acquire compulsorily Highbury Shares in respect of which acceptances have not then been received.

It is intended that, following the Offer becoming or being declared unconditional in all respects and subject to any applicable requirements of the UK Listing Authority, Future will procure that Highbury applies to the UK Listing Authority for the listing of the Highbury Shares on the Official List to be cancelled and to the London Stock Exchange for the admission to trading of the Highbury Shares to be cancelled. It is anticipated that such cancellations will take effect no earlier than 20 Dealing Days after the Offer becomes or is declared unconditional in all respects.

The cancellation of listing on the Official List and admission to trading on the London Stock Exchange would significantly reduce the liquidity and marketability of any Highbury Shares in respect of which acceptances of the Offer have not been submitted.

Following the Offer becoming or being declared unconditional in all respects, it is also the intention of Future to propose a resolution to re-register Highbury as a private company under the relevant provisions of the Act.

18. Overseas Shareholders

The availability of the Offer (including, for the avoidance of doubt, the provision of the Partial Cash Alternative) to Highbury Shareholders who are residents of jurisdictions outside the United Kingdom and the United States may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom or the United States should fully acquaint themselves with and observe any applicable requirements. It is the responsibility of Highbury Shareholders who are residents of jurisdictions outside the United Kingdom and the United States and who wish to accept the Offer to satisfy themselves as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required or the compliance with other necessary formalities. Each Overseas Shareholder will be responsible for the payment of any issue, transfer or other taxes or other requisite payments due in the relevant jurisdiction.

19. Further Information

Your attention is also drawn to the remaining parts of this document which contain further information on Future, Highbury and the New Future Shares.

Unless otherwise specified, the summary financial information set out above is extracted, without material adjustment, from the financial information set out in Parts II to IV of this document. Investors should read the whole of this document and not just rely on the summary financial information set out in this Part I.

PART II

FINANCIAL INFORMATION RELATING TO FUTURE

The financial information on Future in this Part II is in two sections:

Section A sets out financial information extracted from Future's audited consolidated financial statements for the three years ended 31 December 2003 and the nine months ended 30 September 2004.

Section B sets out the profit forecast for Future for the 12-month period to 30 September 2005 and the related reports and letters from PricewaterhouseCoopers LLP and Morgan Stanley.

Section A—Historical financial information relating to Future

Nature of the Financial Information

The financial information given in this Section A of Part II does not constitute statutory accounts within the meaning of section 240 of the Act.

The financial information in this Section A of Part II relating to Future is extracted without material adjustment from the audited consolidated accounts of Future for the three years ended 31 December 2003 and the nine months ended 30 September 2004. Future's auditors for the years ended 31 December 2003 and 31 December 2002 and the nine months ended 30 September 2004 were PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors, of 31 Great George Street, Bristol BS1 5QD. Future's auditors for the year ended 31 December 2001 were PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, of 31 Great George Street, Bristol BS1 5QD. Statutory accounts for Future in respect of the three years ended 31 December 2003 and the nine months ended 30 September 2004, on which unqualified audit reports have been given in accordance with section 235 of the Act, have been delivered to the Registrar of Companies. Other than the financial information in this Section A of Part II, no other financial information relating to Future in this document has been audited.

Group profit and loss accounts

	Note	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	9 months ended 30 September 2004
		£m	£m	£m	£m
Turnover					
Continuing operations		142.9	165.3	174.9	132.8
Acquisitions	26	—	—	7.8	0.2
Discontinued operations		31.2	—	—	—
	1	174.1	165.3	182.7	133.0
Operating (loss)/profit					
Continuing operations					
Operating profit before amortisation and impairment of intangible assets, other operating income and refinancing costs		10.0	18.2	22.3	13.0
Amortisation and impairment of intangible assets	10	(117.3)	(10.3)	(10.4)	(12.5)
Other operating income		—	2.2	—	—
Refinancing costs		(3.8)	—	—	—
		(111.1)	10.1	11.9	0.5
Acquisitions					
Operating profit before amortisation of intangible assets	26	—	—	0.2	0.1
Amortisation of intangible assets	10	—	—	(2.6)	(0.2)
			—	(2.4)	(0.1)
Discontinued operations					
Operating loss before amortisation and impairment of intangible assets		(15.7)	—	—	—
Amortisation and impairment of intangible assets	10	(3.3)	—	—	—
		(19.0)	—	—	—
Operating (loss)/profit	2	(130.1)	10.1	9.5	0.4
Share of operating profit from associate		0.7	—	—	—
Total operating (loss)/profit including share of associate		(129.4)	10.1	9.5	0.4
Net exceptional gain arising on sale or termination of businesses	3	15.4	—	—	—
(Loss)/profit on disposal of fixed asset investments		(0.3)	0.3	0.1	0.2
Write down of fixed asset investments		(0.2)	—	—	—
(Loss)/profit on ordinary activities before interest		(114.5)	10.4	9.6	0.6
Net interest (payable)/receivable and similar items	6	(6.5)	0.3	0.1	—
(Loss)/profit on ordinary activities before tax	2	(121.0)	10.7	9.7	0.6
Tax on profit on ordinary activities	7	(2.3)	(4.5)	(7.0)	(1.3)
(Loss)/profit for the financial period	24	(123.3)	6.2	2.7	(0.7)
Dividend proposed	8	—	—	(4.0)	(4.9)
Retained (loss)/profit for the financial period		(123.3)	6.2	(1.3)	(5.6)

Earnings per 1p Ordinary Share

	Note	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	9 months ended 30 September 2004
		pence	pence	pence	pence
Basic (loss)/earnings per share	9	(69.6)	1.9	0.8	(0.2)
Adjusted basic earnings per share	9	0.6	4.4	4.9	3.7
Diluted (loss)/earnings per share	9	(69.6)	1.9	0.8	(0.2)
Adjusted diluted earnings per share	9	0.6	4.4	4.8	3.7

Group statements of total recognised gains and losses

	Note	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	9 months ended 30 September 2004
		£m	£m	£m	£m
(Loss)/profit for the financial period	24	(123.3)	6.2	2.7	(0.7)
Dividend proposed	8	—	—	(4.0)	(4.9)
Retained (loss)/profit for the financial period		(123.3)	6.2	(1.3)	(5.6)
Net exchange adjustments offset in reserves		(0.1)	0.4	0.8	—
Tax on exchange adjustments offset in reserves		—	(0.6)	0.1	—
Reversion of rights pertaining to investments from departing employees		0.3	—	—	—
Realised loss arising from the provision of advertising in exchange for warrants to acquire unlisted investments		(0.1)	—	—	—
Release of pre-acquisition loan	25	—	—	—	1.0
Tax on release of pre-acquisition loan	24	—	—	—	(0.4)
Unwinding of licensing obligation	24	—	—	—	0.1
Total recognised (loss)/profit relating to the period		(123.2)	6.0	(0.4)	(4.9)

Group reconciliations of movements in shareholders' funds

	Note	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	9 months ended 30 September 2004
		£m	£m	£m	£m
(Loss)/profit for the financial period	24	(123.3)	6.2	2.7	(0.7)
Dividend proposed	8	—	—	(4.0)	(4.9)
Retained (loss)/profit for the financial period		(123.3)	6.2	(1.3)	(5.6)
Premium on shares issued during the period		0.6	—	0.3	0.7
Proceeds from issue of shares as part of the Rights Issue		1.8	—	—	—
Premium on shares issued as part of the Rights Issue		32.9	—	—	—
Costs of the Rights Issue written off against share premium		(1.7)	—	—	—
Net exchange adjustments offset in reserves		(0.1)	0.4	0.8	—
Tax on exchange adjustments offset in reserves		—	(0.6)	0.1	—
Reversion of rights pertaining to investments from departing employees		0.3	—	—	—
Realised loss arising from the provision of advertising in exchange for warrants to acquire unlisted investments		(0.1)	—	—	—
Release of pre-acquisition loan	25	—	—	—	1.0
Tax on release of pre-acquisition loan	24	—	—	—	(0.4)
Unwinding of licensing obligation	24	—	—	—	0.1
Net movement in shareholders' funds		(89.6)	6.0	(0.1)	(4.2)
Opening equity shareholders' funds		195.6	106.0	112.0	111.9
Closing equity shareholders' funds		106.0	112.0	111.9	107.7

Group balance sheets

	Note	31 December 2001	31 December 2002	31 December 2003	30 September 2004
		£m	£m	£m	£m
Fixed assets					
Intangible assets	10	117.9	108.6	117.3	108.4
Tangible assets	11	4.4	3.2	3.3	3.5
		122.3	111.8	120.6	111.9
Current assets					
Stocks	13	3.5	3.6	3.5	5.0
Debtors	14	42.7	33.3	42.4	39.5
Investments	12	3.5	6.2	8.8	2.5
Cash at bank and in hand		9.5	12.4	11.3	12.0
		59.2	55.5	66.0	59.0
Creditors: amounts falling due within one year	15	(49.1)	(49.7)	(73.0)	(62.3)
Net current assets/(liabilities)		10.1	5.8	(7.0)	(3.3)
Total assets less current liabilities		132.4	117.6	113.6	108.6
Creditors: amounts falling due after more than one year	16	(21.8)	(2.5)	—	—
Provisions for liabilities and charges	18	(4.6)	(3.1)	(1.7)	(0.9)
Net assets		106.0	112.0	111.9	107.7
Capital and reserves					
Called-up share capital	21	3.2	3.2	3.2	3.2
Share premium account	23	169.6	169.6	0.2	23.7
Merger reserve	25	109.0	109.0	109.0	109.0
Other reserves	25	21.8	21.8	21.8	—
Profit and loss account	24	(197.6)	(191.6)	(22.3)	(28.2)
Equity shareholders' funds		106.0	112.0	111.9	107.7

Group cash flow statements

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	9 months ended 30 September 2004
	£m	£m	£m	£m
Net cash (outflow)/inflow from operating activities	(6.5)	27.0	22.6	7.4
Dividends from associates	0.7	—	—	—
Returns on investments and servicing of finance				
Interest received	0.4	0.3	0.6	0.5
Interest paid	(7.9)	(1.3)	(0.4)	(0.4)
Net cash (outflow)/inflow from returns on investments and servicing of finance	(7.5)	(1.0)	0.2	0.1
Tax				
Tax paid	(10.6)	(3.2)	(8.2)	(4.0)
Tax received	3.7	1.8	1.5	0.7
Net tax paid	(6.9)	(1.4)	(6.7)	(3.3)
Capital expenditure and financial investment				
Purchase of tangible fixed assets	(0.4)	(0.7)	(1.4)	(1.1)
Sale of tangible fixed assets	0.1	0.6	—	—
Sale of fixed asset investments	0.6	0.3	0.1	—
Net cash inflow /(outflow) from capital expenditure and financial investment	0.3	0.2	(1.3)	(1.1)
Acquisitions and disposals				
Purchase of subsidiary undertakings	(4.0)	—	(7.0)	—
Net cash acquired with subsidiary undertakings	1.2	—	0.5	—
Disposal of subsidiary undertakings	6.0	—	—	0.2
Net cash disposed of with subsidiary undertakings	(1.4)	—	—	—
Purchase of magazine titles	—	—	(11.8)	(4.0)
Disposal of magazine titles	45.5	—	—	—
Purchase of subscription lists	(0.1)	(0.1)	(0.1)	—
Payment of deferred consideration	(0.8)	(0.7)	(0.7)	(0.7)
Receipt of deferred consideration	0.6	—	—	—
Net cash inflow/(outflow) for acquisitions and disposals	47.0	(0.8)	(19.1)	(4.5)
Dividends				
Equity dividends paid	—	—	—	(4.0)
Net cash outflow from payment of dividends	—	—	—	(4.0)
Management of liquid resources				
Decrease/(increase) in short-term deposits with bank	0.7	(2.7)	(2.6)	6.3
Net cash inflow/(outflow) in management of liquid resources	0.7	(2.7)	(2.6)	6.3
Net cash inflow/(outflow) before financing	27.8	21.3	(6.9)	0.9
Financing				
Proceeds from issue of Ordinary share capital	35.2	—	0.3	0.7
Expenses of share issue	(1.7)	—	—	—
Draw down of bank loans	19.4	—	6.3	—
Movement on discounted bills	(0.6)	(0.2)	—	—
Movement in other loan	(0.2)	0.1	(0.1)	(0.5)
Repayment of bank loans	(78.3)	(18.9)	(0.6)	(0.3)
Net cash (outflow)/inflow from financing	(26.2)	(19.0)	5.9	(0.1)
Increase/(decrease) in cash in the period	1.6	2.3	(1.0)	0.8

Notes to the Group cash flow statements

A. Cash flow from operating activities

The reconciliation of operating (loss)/profit to net cash (outflow)/inflow from operating activities is as follows:

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	9 months ended 30 September 2004
	£m	£m	£m	£m
Operating (loss)/profit	(130.1)	10.1	9.5	0.4
Cash flows on sale or termination of business	(12.3)	—	—	—
Depreciation charge	2.8	1.4	1.4	0.9
Amortisation and impairment of intangible assets	120.6	10.3	13.0	12.7
Movement in provisions	3.5	(1.5)	(1.7)	(0.9)
Decrease/(increase) in stocks	4.7	(0.3)	0.2	(1.5)
Decrease/(increase) in debtors	20.0	8.3	(7.5)	3.3
(Decrease)/increase in creditors	(15.7)	(1.3)	7.7	(7.5)
Net cash (outflow)/inflow from operating activities	(6.5)	27.0	22.6	7.4

B. Analysis of net (debt)/cash

	At 1 January 2001	Cash flow	Other non-cash changes	Exchange movements	At 31 December 2001
	£m	£m	£m	£m	£m
Cash at bank and in hand	6.6	1.6	—	1.3	9.5
Debt due after more than one year	(48.2)	27.6	(0.1)	—	(20.7)
Debt due within one year	(31.5)	31.4	—	—	(0.1)
Liquid resources	4.2	(0.7)	—	—	3.5
Net (debt)/cash	(68.9)	59.9	(0.1)	1.3	(7.8)

	At 1 January 2002	Cash flow	Other non-cash changes	Exchange movements	At 31 December 2002
	£m	£m	£m	£m	£m
Cash at bank and in hand	9.5	2.3	—	0.6	12.4
Debt due after more than one year	(20.7)	18.9	(0.1)	0.1	(1.8)
Debt due within one year	(0.1)	0.1	—	—	—
Liquid resources	3.5	2.7	—	—	6.2
Net (debt)/cash	(7.8)	24.0	(0.1)	0.7	16.8

	At 1 January 2003	Cash flow	Other non-cash changes	Exchange movements	At 31 December 2003
	£m	£m	£m	£m	£m
Cash at bank and in hand	12.4	(1.0)	—	(0.1)	11.3
Debt due after more than one year	(1.8)	0.1	1.7	—	—
Debt due within one year	—	(5.7)	(1.7)	0.7	(6.7)
Liquid resources	6.2	2.6	—	—	8.8
Net cash	16.8	(4.0)	—	0.6	13.4

	At 1 January 2004	Cash flow	Other non-cash changes	Exchange movements	At 30 September 2004
	£m	£m	£m	£m	£m
Cash at bank and in hand	11.3	0.8	—	(0.1)	12.0
Debt due within one year	(6.7)	0.9	1.0	0.1	(4.7)
Liquid resources	8.8	(6.3)	—	—	2.5
Net cash	13.4	(4.6)	1.0	—	9.8

Other non-cash changes in the year ended 31 December 2001 and the year ended 31 December 2002 were the amortisation of bank finance costs.

Other non-cash changes in the 9 months ended 30 September 2004 related to the release of a pre-acquisition loan (see note 25).

C. Reconciliation of movement in net (debt)/cash

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	9 months ended 30 September 2004
	£m	£m	£m	£m
Net (debt)/cash at start of period	(68.9)	(7.8)	16.8	13.4
Increase/(decrease) in cash	0.9	2.3	(1.0)	0.8
Movement in deposits	—	2.7	2.6	(6.3)
Movement in borrowings	59.0	19.0	(5.6)	0.9
Non-cash movements (see note 25)	—	—	—	1.0
Amortisation of bank finance costs	(0.1)	(0.1)	—	—
Exchange movements	1.3	0.7	0.6	—
Net (debt)/cash at end of period	(7.8)	16.8	13.4	9.8

Accounting policies

Basis of preparation of accounts

The accounts have been prepared under the historical cost convention, and in accordance with accounting standards applicable in the United Kingdom. The principal accounting policies have been consistently applied.

Basis of consolidation

The consolidated accounts comprise the Company and all of its subsidiary undertakings. The results of subsidiary undertakings are consolidated from the effective date of acquisition and businesses sold are included up to the date of disposal. Interests in associated companies are included in the consolidated accounts using the equity method of accounting.

Intangible assets

On acquisition of a subsidiary, associated undertaking or business, the purchase consideration is allocated between the underlying net assets on a fair value basis, with any excess purchase consideration representing goodwill. The purchase consideration is stated at fair value. Purchased goodwill is capitalised and amortised on a straight-line basis over the estimated useful life of each acquisition. Internally developed goodwill and other intangible assets are not capitalised.

Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation. No depreciation is provided on freehold land.

For other tangible fixed assets depreciation is calculated to write down the cost of the tangible fixed assets to their estimated residual values by equal annual instalments over the period of their estimated useful lives, which are considered to be:

Freehold buildings—50 years
Leasehold properties and improvements—50 years or period of the lease if shorter
Plant and machinery—between one and five years
Equipment, fixtures and fittings—between one and ten years

Impairment of fixed assets

Fixed assets including goodwill are reviewed to determine whether their value appears to have been impaired. Where a fixed asset has been impaired, the impairment is charged to the profit and loss account, and the asset is carried at its recoverable amount.

Investments

Investments in subsidiary undertakings are stated at the fair value of consideration payable including related acquisition costs. Other fixed asset and short-term investments are stated at the lower of cost and net realisable value.

Foreign currencies

Transactions in foreign currencies are recorded at the rate of exchange ruling at the date of the transaction, or where forward exchange contracts have been arranged, at the contracted rate. Monetary assets and liabilities denominated in foreign currencies, where a contract rate does not apply, are translated at the exchange rates ruling at the balance sheet date, and any exchange differences are taken to the profit and loss account.

Profits and losses of overseas subsidiaries that have currencies of operation other than sterling are translated into sterling at average rates of exchange ruling during the period, except for material items that are translated at the rate ruling at the date of transaction. Differences between the profit and loss accounts translated at average rates and at balance sheet rates are shown as a movement on reserves and in the statement of total recognised gains and losses.

Where practicable, the Future Group's overseas equity investments are financed by borrowings in the currencies in which those assets are denominated. Exchange differences arising from the retranslation of overseas net investments, including goodwill and any related loans together with the related tax effect, are dealt with through reserves and the statement of total recognised gains and losses to the extent permitted under SSAP 20. Other exchange differences are taken to the profit and loss account.

Financial instruments

Derivative financial instruments are used by the Future Group to reduce exposure to foreign exchange and interest rate risks. A derivative instrument is considered to be used for hedging purposes when it alters the risk profile of an existing underlying exposure of the Future Group.

Payments and receipts under any interest rate swaps are accrued within net interest payable. The swaps are not revalued to fair value or shown in the Future Group balance sheet at the year end unless the exposure which they were hedging no longer exists or the swaps are no longer considered necessary by reference to the stated policy of the Board.

Stocks and work in progress

Stocks and work in progress are stated at the lower of cost and net realisable value. For raw materials, cost is taken to be the purchase price. For work in progress and finished products, cost is calculated as the direct cost of production.

Turnover

Turnover is the amount derived from the provision of goods and services falling within the Future Group's ordinary activities after deduction of trade discounts, provision for returns and value added taxes. The circulation and advertising turnover relating to a magazine issue is recognised with effect from the date that the issue goes on sale. Licensing turnover is recognised on the supply of the licensed content. Income arising from exhibitions and shows relating to future periods is deferred until those events have taken place. Related costs are also deferred but only to the extent that they are expected to be recoverable.

Deferred income

Subscription payments received are held in the balance sheet and recognised in the profit and loss account on publication of each related issue.

Leases

Rentals under operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

When a leasehold property ceases to be used in the business, provision is made to the extent that the recoverable amount of the interest in the property is expected to be insufficient to cover future obligations relating to the lease.

Capitalisation of finance costs and interest

All borrowings are initially stated at the fair value of the consideration received after deduction of issue costs. Issue costs together with finance costs are charged to the profit and loss account over the terms of the borrowings and represent a constant proportion of the capital repayments outstanding. Accrued finance costs attributable to borrowings where the maturity at the date of issue is less than 12 months are included in the accrued charges within current liabilities. For all other borrowings, accrued finance charges and issue costs are added to the carrying value of those borrowings.

Development and subscription costs

Launch, development and subscription costs are written off in full as incurred.

Pensions

Contributions payable in respect of defined contribution schemes are charged to the profit and loss account as they are incurred.

Deferred tax

Deferred tax is provided in full on all material timing differences. Deferred tax assets are recognised when their recovery is considered more likely than not. Deferred tax assets and liabilities are not discounted where these are short-term in nature or where the effect of discounting is not material to the financial statements.

Share schemes

When an employee is granted options to subscribe for shares, any difference between the fair value of those shares at the date the grant is made and the option price payable by the employee is charged to the profit and loss account over the period from the date of grant to the date at which the employee becomes unconditionally entitled to the shares.

The only exception to this is in respect of options granted under The Future Network plc Approved Sharesave Plan. Under this scheme options may be granted at a discount of 20 per cent. to the market price. As permitted by UITF17 (revised) this discount is not charged to the profit and loss account. UITF 17 (revised) was adopted during the nine months ended 30 September 2004 but had no effect on the 2004 or 2003 financial statements.

Employer taxes on options and share-related benefits are accrued over the performance period of the option in accordance with UITF 25: "National Insurance contributions on share option gains".

1. Segmental reporting

The Future Group is involved in one class of business, the publication of magazines. The analysis of turnover by type, geographical analyses of turnover, profit before tax, and net assets by origin were as follows:

a) Turnover by type

	Year ended 31 December 2001 Continuing operations	Year ended 31 December 2001 Discontinued operations	Year ended 31 December 2001 Total	Year ended 31 December 2002	Year ended 31 December 2003	9 months ended 30 September 2004
	£m	£m	£m	£m	£m	£m
Circulation	91.9	13.2	105.1	111.9	125.5	92.4
Advertising	45.5	16.3	61.8	48.6	53.0	37.4
Other	5.5	1.7	7.2	4.8	4.2	3.2
Total	142.9	31.2	174.1	165.3	182.7	133.0

All turnover in the years ended 31 December 2002 and 31 December 2003, and the 9 months ended 30 September 2004, related to continuing operations.

b) Turnover by origin

	Year ended 31 December 2001 Continuing operations	Year ended 31 December 2001 Discontinued operations	Year ended 31 December 2001 Total	Year ended 31 December 2002	Year ended 31 December 2003	9 months ended 30 September 2004
	£m	£m	£m	£m	£m	£m
United Kingdom	86.7	3.2	89.9	97.1	100.3	70.5
United States	32.6	16.8	49.4	40.5	46.2	36.0
Mainland Europe	25.0	11.6	36.6	29.5	38.6	27.5
Turnover between segments	(1.4)	(0.4)	(1.8)	(1.8)	(2.4)	(1.0)
Total	142.9	31.2	174.1	165.3	182.7	133.0

c) Turnover by destination

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	9 months ended 30 September 2004
	£m	£m	£m	£m
United Kingdom	81.8	82.6	83.5	59.0
United States	48.2	40.5	47.5	37.6
Mainland Europe	39.9	35.1	44.9	31.9
Rest of the world	6.0	8.9	9.2	5.5
Turnover between segments	(1.8)	(1.8)	(2.4)	(1.0)
Total	174.1	165.3	182.7	133.0

d) (Loss)/profit on ordinary activities before tax by origin

	Year ended 31 December 2001 Continuing operations	Year ended 31 December 2001 Discontinued operations	Year ended 31 December 2001 Total	Year ended 31 December 2002	Year ended 31 December 2003	9 months ended 30 September 2004
	£m	£m	£m	£m	£m	£m
United Kingdom	3.9	(2.9)	1.0	14.2	12.4	5.3
United States	(91.0)	6.6	(84.4)	2.3	4.1	(1.5)
Mainland Europe	(19.8)	(6.9)	(26.7)	(3.4)	(3.3)	(1.4)
Central costs	(7.1)	(3.8)	(10.9)	(2.4)	(3.5)	(1.8)
Total	(114.0)	(7.0)	(121.0)	10.7	9.7	0.6

e) Net assets by origin

	31 December 2001	31 December 2002	31 December 2003	30 September 2004
	£m	£m	£m	£m
United Kingdom	82.2	91.0	86.3	85.4
United States	33.6	11.7	20.7	18.8
Mainland Europe	9.1	11.1	11.6	8.2
Interest-bearing liabilities	(18.9)	(1.8)	(6.7)	(4.7)
Total	106.0	112.0	111.9	107.7

2. Operating (loss)/profit

	Year ended 31 December 2001 Continuing operations	Year ended 31 December 2001 Discontinued operations	Year ended 31 December 2001 Total	Year ended 31 December 2002	Year ended 31 December 2003	9 months ended 30 September 2004
	£m	£m	£m	£m	£m	£m
Turnover	142.9	31.2	174.1	165.3	182.7	133.0
Cost of sales	(90.3)	(38.1)	(128.4)	(103.2)	(116.0)	(89.2)
Gross profit	52.6	(6.9)	45.7	62.1	66.7	43.8
Distribution costs	(11.4)	(0.5)	(11.9)	(10.4)	(12.0)	(9.9)
Administration expenses	(31.2)	(8.3)	(39.5)	(33.5)	(32.2)	(20.8)
Amortisation and impairment of intangible assets	(117.3)	(3.3)	(120.6)	(10.3)	(13.0)	(12.7)
Other operating income (see below)	—	—	—	2.2	—	—
Refinancing costs	(3.8)	—	(3.8)	—	—	—
Total administration expenses	(152.3)	(11.6)	(163.9)	(41.6)	(45.2)	(33.5)
Operating (loss)/profit	(111.1)	(19.0)	(130.1)	10.1	9.5	0.4

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	9 months ended 30 September 2004
	£m	£m	£m	£m
Profit on ordinary activities before tax is stated after charging/(crediting):				
Staff costs (note 5)	53.9	36.0	37.2	29.7
Depreciation of owned assets (note 11)	2.8	1.4	1.4	0.9
Amortisation of intangible assets (note 10)	23.0	10.3	13.0	12.7
Impairment of intangible assets	96.4	—	—	—
Amortisation of associated undertakings goodwill	1.2	—	—	—
Hire of machinery and equipment	0.6	0.2	0.3	0.2
Other operating lease rentals	5.3	2.5	3.4	2.9
Profit on disposal of subsidiary	—	—	—	0.2
Other operating income (see below)	—	(2.2)	—	—
Net exchange (gain)/loss on foreign currency borrowings less deposits	(1.0)	(0.9)	(0.1)	0.3

Other operating income in the year ended 31 December 2002 represents a refund received from HM Customs and Excise in the UK in respect of VAT overpaid in years prior to 2001.

3. Net exceptional gain arising on sale or termination of businesses

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	9 months ended 30 September 2004
	£m	£m	£m	£m
Losses on sale or termination of businesses	(12.3)	—	—	—
Profit on disposal of magazine titles	30.2	—	—	—
Losses on disposal of subsidiaries	(2.5)	—	—	—
Net exceptional gain	15.4	—	—	—

4. Fees paid to auditors

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	9 months ended 30 September 2004
	£m	£m	£m	£m
Audit services				
—statutory audit	0.2	0.2	0.2	0.2
—other audit and related regulatory reporting	—	—	0.2	0.1
Total audit services	0.2	0.2	0.4	0.3
Further assurance services				
—due diligence	—	—	0.1	0.1
—reporting accountants' work in respect of shareholder circulars	1.2	—	—	—
Tax services				
—compliance services	0.2	0.2	0.1	0.1
—advisory services	0.2	0.3	0.2	0.1
Total	1.8	0.7	0.8	0.6

5. **Employees and Directors**

a) **Staff costs and numbers**

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	9 months ended 30 September 2004
	£m	£m	£m	£m
Staff costs				
Wages and salaries	47.8	30.9	31.2	24.9
Social security costs	5.5	4.5	5.3	4.3
Other pension costs	0.6	0.6	0.7	0.5
	53.9	36.0	37.2	29.7
Redundancy costs included in loss on sale or termination of businesses	6.3	—	—	—
Total	60.2	36.0	37.2	29.7
Average monthly number of people (including executive Directors)				
Production	1,022	649	682	784
Administration	381	315	326	274
Total	1,403	964	1,008	1,058

The actual number of people employed by the Future Group at each period end was: 31 December 2001: 1,002; 31 December 2002: 934; 31 December 2003: 1,033; 30 September 2004: 1,120.

b) **Summary of Directors' emoluments**

The emoluments of the Future Directors (including any entitlement to fees or emoluments from subsidiary companies) were as follows:

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	9 months ended 30 September 2004
	£'000	£'000	£'000	£'000
Salaries and fees	1,034	822	826	530
Benefits	40	37	44	14
Signing on bonuses	190	—	—	—
Initial contractual bonuses	84	—	—	—
Annual performance related bonuses	—	646	432	—
Pension contributions	22	32	85	38
Compensation for loss of office	—	—	221	—
Total	1,370	1,537	1,608	582

c) Individual emoluments of Directors

Year ended 31 December 2001

	Salary and fees	Signing on bonuses	Contractual bonuses	Value of any other non-cash benefits	Pension contributions	Total
	£'000	£'000	£'000	£'000	£'000	£'000
Directors in office at 31 December 2001						
Executive						
G Ingham	225	—	—	14	9	248
C Morrison (appointed 5 January 2001)	197	40	75	8	10	330
J Bowman (appointed 16 November 2001)	27	150	9	9	—	195
Non-executive						
M Penington	298	—	—	—	—	298
R Parry	46		—	—	—	46
B Clouston	30	—	—	—	—	30
E Murdoch	30	—	—	—	—	30
P Taylor (appointed 24 April 2001)	27	—	—	—	—	27
Sub-total	880	190	84	31	19	1,204
Former Directors						
Executive						
C Anderson (resigned 19 November 2001)	109	—	—	6	—	115
I Linkins (resigned 17 April 2001)	45	—	—	3	3	51
Total	1,034	190	84	40	22	1,370

Notes

(1) Greg Ingham served as Chief Executive throughout the year. No bonus was earned during 2001.

(2) Colin Morrison was appointed a Director on 5 January 2001 and served as Chief Operating Officer. With effect from September 2001 he was also managing director of the UK business. In addition to his basic salary, Mr Morrison was paid a signing-on bonus of £40,000 and a contractual bonus in respect of 2001 of £75,000. Mr Morrison was the highest paid Director during the year.

(3) Mr Ingham and Mr Morrison have retirement benefits accruing under money purchase pension schemes.

(4) John Bowman was appointed Group Finance Director on 16 November 2001. In addition to his basic salary, Mr Bowman was paid a signing-on bonus of £150,000 of which half was paid by the Company by the issue of new Ordinary Shares at a price of 23 pence each. Mr Bowman used the remaining half of his bonus to subscribe for new Ordinary Shares at a price of 20p each at the time of the rights issue. The shares issued in satisfaction of this bonus were subject to a restriction preventing their disposal without the consent of the Board for a two-year period following the date of issue of the Ordinary Shares. A contractual bonus of £9,000 in respect of 2001 was also paid to Mr Bowman.

(5) Michael Penington served as Interim Finance Director from 17 April 2001 to 16 November 2001, at a cost of £286,000 to the Company.

(6) Roger Parry was appointed non-executive Deputy Chairman on 16 March 2001 and became non-executive Chairman on 28 September 2001. Mr Parry's services were provided by West Eight Investments Limited and fees totalling £46,000 in respect of his services were paid.

(7) Patrick Taylor was appointed a non-executive Director on 24 April 2001 and his fees totalled £27,000.

(8) Chris Anderson resigned from the Board on 19 November 2001, having previously served as Executive Chairman from 1 January to 28 September 2001 and as a non-executive Director from 28 September 2001 to 19 November 2001. The total cost of his remuneration in respect of these positions was £115,000.

(9) Ian Linkins resigned from the Board on 17 April 2001, having previously served as Group Finance Director. The total cost of his remuneration in respect of this position was £51,000. Since 17 April 2001 Mr Linkins has continued to be employed within the UK business, on a part-time basis.

Year ended 31 December 2002

	Salary and fees	Performance related bonuses	Value of any other non-cash benefits	Pension contributions	Total
	£'000	£'000	£'000	£'000	£'000
Directors in office at 31 December 2002					
Executive					
G Ingham	236	236	21	12	505
C Morrison	210	210	8	10	438
J Bowman	200	200	8	10	418
Non-executive					
R Parry	65	—	—	—	65
M Penington	36	—	—	—	36
P Taylor	40	—	—	—	40
Sub-total	787	646	37	32	1,502
Former Directors					
Non-executive					
B Clouston	22	—	—	—	22
E Murdoch	13	—	—	—	13
Total	822	646	37	32	1,537

Notes

(1) In relation to the other benefits received, the values indicated relate to the following benefits received by each Director:

- Greg Ingham: car benefits, fuel benefit and private health totalling £21,000
- Colin Morrison: car allowance and private health totalling £8,000
- John Bowman: car allowance and private health totalling £8,000

There were no taxable expenses allowances paid to any Director in 2002.

(2) Roger Parry served as non-executive Chairman throughout the year. Mr Parry's services were provided by West Eight Investments Limited and fees in respect of his services were paid to that company.

Year ended 31 December 2003

	Salary and fees	Performance related bonuses	Compensation for loss of office	Value of any other non-cash benefits	Pension contributions	Total
	£'000	£'000	£'000	£'000	£'000	£'000
Directors in office at 31 December 2003						
Executive						
G Ingham	248	144	—	20	25	437
J Bowman	210	122	—	8	21	361
Non-executive						
R Parry	65	—	—	—	—	65
M Penington	40	—	—	—	—	40
P Taylor	40	—	—	—	—	40
L Gordon	24	—	—	—	—	24
J Mellon	24	—	—	—	—	24
Sub-total	651	266	—	28	46	991
Former Directors						
Executive						
C Morrison (Resigned 16 September 2003)	175	166	221	16	39	617
Total	826	432	221	44	85	1,608

Notes

(1) In relation to the other benefits received, the values indicated relate to the following benefits received by each Director:

- Greg Ingham: car benefits, fuel benefit and private health totalling £20,000
- John Bowman: car allowance and private health totalling £8,000

There were no taxable expenses allowances paid to any Director in 2003.

(2) Roger Parry served as non-executive Chairman throughout the year. Mr Parry's services were provided by West Eight Investments Limited and fees in respect of his services were paid to that company. Lisa Gordon's services as a non-executive Director were provided by Farshield Limited and fees in respect of her services were paid to that company.

(3) Lisa Gordon and John Mellon were appointed as Directors on 12 March 2003.

(4) Colin Morrison resigned as a Director with effect from 16 September 2003 and the total compensation package authorised by the Remuneration Committee flowed from his contract which provided for compensation for early termination of one year's basic salary. This amounted to £221,000 as shown in the table above. In addition, the Remuneration Committee took into account the estimated performance-related bonus entitlement judged likely to arise in relation to the Future Group's performance for 2003. The negotiated settlement amounted to £166,000. A further £10,000 was paid in relation to benefits and £23,000 in relation to pension entitlement.

As a result of the total termination payment, Colin Morrison was the highest paid Director in 2003, with total remuneration of £617,000.

9 months ended 30 September 2004

	Salary and fees	Performance related bonuses	Value of any other non-cash benefits	Pension contributions	Total
	£'000	£'000	£'000	£'000	£'000
Directors in office at 30 September 2004					
Executive					
G Ingham	210	—	8	21	239
J Bowman	165	—	6	17	188
Non-executive					
R Parry	49	—	—	—	49
M Penington	30	—	—	—	30
P Taylor	30	—	—	—	30
L Gordon	23	—	—	—	23
J Mellon	23	—	—	—	23
Total	530	—	14	38	582

Notes

(1) In relation to the other benefits received, the values indicated relate to the following benefits received by each Director:

- Greg Ingham: car benefits, fuel benefit and private health totalling £8,000
- John Bowman: car allowance and private health totalling £6,000

There were no taxable expenses allowances paid to any Director in the period.

(2) Roger Parry served as non-executive Chairman throughout the year. Mr Parry's services were provided by West Eight Investments Limited and fees in respect of his services were paid to that company. Lisa Gordon's services as a non-executive Director were provided by Farshield Limited and fees in respect of her services were paid to that company.

(3) Greg Ingham was the highest paid Director for the period, with total remuneration of £239,000.

(4) No performance related bonuses are payable in respect of the period.

6. **Net interest (payable)/receivable and similar items**

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	9 months ended 30 September 2004
	£m	£m	£m	£m
Interest receivable	0.4	0.3	0.6	0.5
Exchange gains/(losses)	1.0	0.9	0.1	(0.3)
Total interest receivable and similar items	1.4	1.2	0.7	0.2
Interest payable on bank loans and overdrafts	(7.1)	(0.4)	(0.2)	(0.2)
Other interest payable	(0.4)	(0.1)	(0.2)	—
Amortisation of issue costs of bank loan	(0.1)	(0.1)	—	—
Amortisation of discount relating to property provisions	(0.2)	(0.2)	(0.1)	—
Amortisation of discount arising on fair valuing of deferred consideration	(0.1)	(0.1)	(0.1)	—
Total interest payable and similar charges	(7.9)	(0.9)	(0.6)	(0.2)
Net interest (payable)/receivable and similar items	(6.5)	0.3	0.1	—

7. **Tax on profit on ordinary activities**

a) **Analysis of tax charge in the period**

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	9 months ended 30 September 2004
	£m	£m	£m	£m
UK corporation tax at 30% on profits for the period	0.1	4.8	3.9	2.1
Adjustments in respect of previous years	(0.6)	—	0.3	(0.4)
	(0.5)	4.8	4.2	1.7
Overseas taxes	4.5	1.1	3.3	0.7
Adjustments in respect of previous years	(0.3)	(0.8)	(0.8)	(0.6)
Total current tax	3.7	5.1	6.7	1.8
Deferred tax origination and reversal of timing differences				
—Current period (credit)/charge	(0.7)	(0.8)	0.7	(0.5)
—Prior year (credit)/charge	(0.7)	0.2	(0.4)	—
Tax on profit on ordinary activities	2.3	4.5	7.0	1.3

b) **Factors affecting the tax charge for the period**

The tax assessed in each period differs from the standard rate of corporation tax in the UK for the relevant period. The differences are explained below:

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	9 months ended 30 September 2004
	£m	£m	£m	£m
(Loss)/profit on ordinary activities before tax	(121.0)	10.7	9.7	0.6
(Loss)/profit on ordinary activities at the standard UK tax rate of 30%	(36.3)	3.2	2.9	0.2
Different tax rate applicable overseas	1.1	0.7	0.6	0.1
Expenses not deductible for tax purposes	0.4	0.6	0.1	—
Goodwill amortisation and impairment not deductible for tax purposes	39.6	2.4	2.9	2.5
Timing differences relating to goodwill amortisation deductible	(0.3)	—	0.1	0.5
Overseas losses generated	3.0	0.5	0.8	0.5
Capital allowances less than/(in excess of) depreciation	0.3	(0.4)	(0.2)	(0.1)
Other timing differences	(0.1)	(1.1)	—	—
Utilisation of brought forward losses	(3.0)	—	—	(0.9)
Impact of adjustment to prior year current tax	(1.0)	(0.8)	(0.5)	(1.0)
Current tax charge for the period	3.7	5.1	6.7	1.8

c) **Factors that may affect future tax charges**

The main factors that will impact future tax charges for the Future Group are:

i) The relative profitability and the differential in tax rates between the UK and the US, the two main territories in which the Future Group currently pays tax;

ii) The profitability of Mainland Europe where there are significant unrecognised tax losses; and

iii) The timing of any successful resolution of certain steps that the Future Group has taken to obtain value from historical tax losses.

8. Dividends

	Year ended 31 December 2003	9 months ended 30 September 2004
Equity dividends		
Number of shares in issue at 30 September 2004 (million)	322.5	324.5
Final dividend proposed (pence per share)	1.25	1.5
Dividend proposed (£ million)	4.0	4.9

No dividends were paid or proposed in the years ended 31 December 2001 and 31 December 2002.

9. Earnings per share

Basic earnings per share are calculated using the weighted average number of Ordinary Shares outstanding during the period. This was adjusted in the year ended 31 December 2001 to take into account the effect of the Ordinary Shares issued as a result of the rights issue in November 2001, which were issued at a discount to the market price. Diluted earnings per share have been calculated by taking into account the dilutive effect of Ordinary Shares that would be issued on conversion into Ordinary Shares of options held under employee share schemes.

The adjusted earnings per share removes the effect of the amortisation and impairment of intangible assets, other operating income and refinancing costs from the calculation as follows:

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	9 months ended 30 September 2004
	£m	£m	£m	£m
Adjustments to profit on ordinary activities after tax				
(Loss)/profit on ordinary activities after tax	(123.3)	6.2	2.7	(0.7)
Add: amortisation and impairment of intangible assets	120.6	10.3	13.0	12.7
Add: refinancing costs	3.8	—	—	—
Less: other operating income	—	(2.2)	—	—
Adjusted profit on ordinary activities after tax	1.1	14.3	15.7	12.0

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	9 months ended 30 September 2004
Weighted average number of shares outstanding during the period:				
—basic	177,146,898	320,674,470	321,564,888	323,612,453
—dilutive effect of share options	4,542,560	1,818,424	1,453,980	1,211,790
—diluted	181,689,458	322,492,894	323,018,868	324,824,243
Basic (loss)/earnings per share (in pence)	(69.6)	1.9	0.8	(0.2)
Adjusted basic earnings per share (in pence)	0.6	4.4	4.9	3.7
Diluted (loss)/earnings per share (in pence)	(69.6)	1.9	0.8	(0.2)
Adjusted diluted earnings per share (in pence)	0.6	4.4	4.8	3.7

The adjustments to profit have the following effect:

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	9 months ended 30 September 2004
	pence	pence	pence	pence
Basic (loss)/earnings per share	(69.6)	1.9	0.8	(0.2)
Amortisation and impairment of intangible assets	68.1	3.2	4.1	3.9
Refinancing costs	2.1	—	—	—
Other operating income	—	(0.7)	—	—
Adjusted basic earnings per share	0.6	4.4	4.9	3.7
Diluted (loss)/earnings per share	(69.6)	1.9	0.8	(0.2)
Amortisation and impairment of intangible assets	68.1	3.2	4.0	3.9
Refinancing costs	2.1	—	—	—
Other operating income	—	(0.7)	—	—
Adjusted diluted earnings per share	0.6	4.4	4.8	3.7

10. Intangible fixed assets

	Goodwill
	£m
Cost	
At 1 January 2001	321.9
Goodwill arising on acquisition of subsidiary	7.7
Acquisition of subscription list	0.1
Disposal of magazine title	(18.0)
Disposal of subsidiary undertakings	(12.0)
Adjustment to fair value of consideration paid	(0.7)
Exchange adjustments	(0.6)
At 31 December 2001	298.4
Exchange adjustments	0.9
At 31 December 2002	299.3
Additions	21.8
Exchange adjustments	0.2
At 31 December 2003	321.3
Additions	4.1
Adjustments to fair value on prior year acquisitions	0.1
Exchange adjustments	(0.7)
At 30 September 2004	324.8
Amortisation	
At 1 January 2001	(68.1)
Disposal of magazine title	3.6
Disposal of subsidiary undertakings	3.1
Charge for the year	(23.0)
Impairment write down	(96.4)
Exchange adjustments	0.3
At 31 December 2001	(180.5)
Charge for the year	(10.3)
Exchange adjustments	0.1
At 31 December 2002	(190.7)
Charge for the year	(13.0)
Exchange adjustments	(0.3)
At 31 December 2003	(204.0)
Charge for the period	(12.7)
Exchange adjustments	0.3
At 30 September 2004	(216.4)
Net book value	
At 31 December 2001	117.9
At 31 December 2002	108.6
At 31 December 2003	117.3
At 30 September 2004	108.4

The goodwill arising on acquisitions is being amortised on a straight-line basis over the estimated useful economic lives of the acquired businesses, being in the range one to 20 years. These periods are the periods over which the Directors estimate that the values of the underlying businesses acquired are expected to exceed the values of the underlying assets. Further details of acquisitions are given in note 26.

Year ended 31 December 2001

On 24 August 2001 the Future Group acquired the remaining 51 per cent. interest in TED Conferences LLC. The goodwill arising on the acquisition of the original 49 per cent. interest was therefore reclassified from fixed asset investments to intangible assets. Further details of the acquisition are given in note 26.

Details of the disposals made during the year ended 31 December 2001 are given in note 27.

As at 31 December 2001, the Directors performed impairment reviews on the carrying values of goodwill arising in respect of the acquisitions listed below. In performing these calculations, the Directors applied a pre-tax discount rate of 14 per cent. to forecast pre-tax operating cash flows with the growth rates used not exceeding 2.25 per cent. after five years. The results of the reviews are expressed below:

i) in respect of the acquisition of Future Network USA, Inc. by the Company. A review was carried out as a result of the significant restructuring carried out in the year and the disposal of *Business 2.0*. The Directors made a provision to reduce the net book value to the extent that the goodwill was impaired.

ii) In respect of the acquisition by Future Publishing Holdings Limited of Future France S.A. A review was carried out as a result of the significant restructuring activities undertaken during the year. The Directors made a provision against the entire remaining balance of goodwill at 31 December 2001.

iii) In respect of the acquisition by Future Publishing Holdings Limited of Future Media Italy SpA. A review was carried out as a result of the deterioration of the trading performance in the year. The Directors made a provision to reduce the net book value to the extent that the goodwill was impaired.

iv) In respect of the acquisition by Future Publishing Limited of the trade and assets of certain titles from Zone Limited. A review was carried out as a result of poor trading conditions in the year. The Directors made a provision against the entire remaining balance of goodwill at 31 December 2001.

v) In respect of the acquisition by Future Publishing Limited of the trade and assets of certain titles from Dennis Publishing. A review was carried out as a result of poor trading conditions in the year. The Directors made a provision against the entire remaining balance of goodwill at 31 December 2001.

Year ended 31 December 2002

During the year ended 31 December 2002 the Directors reviewed the estimated useful economic life of the goodwill relating to the magazines acquired in Italy in 1999 and reduced the remaining useful life from fourteen years to six years. The impact of the change was to increase the amortisation charge for the year by £1.3m.

11. Tangible fixed assets

	Land and buildings	Plant and machinery	Equipment, fixtures and fittings	Total
	£m	£m	£m	£m
Cost				
At 1 January 2001	2.9	7.8	2.8	13.5
Reclassification	—	(1.8)	1.8	—
Additions	0.1	0.3	0.1	0.5
Disposals	(0.7)	(1.3)	(2.1)	(4.1)
Exchange adjustments	—	—	0.2	0.2
At 31 December 2001	2.3	5.0	2.8	10.1
Additions	—	0.5	0.2	0.7
Disposals	(0.4)	(0.4)	(0.5)	(1.3)
Exchange adjustments	—	—	(0.1)	(0.1)
At 31 December 2002	1.9	5.1	2.4	9.4
Reclassification	0.4	0.9	(1.3)	—
Additions	—	1.3	0.1	1.4
Disposals	(0.1)	(1.2)	(0.2)	(1.5)
Exchange adjustments	—	—	0.2	0.2
At 31 December 2003	2.2	6.1	1.2	9.5
Additions	0.1	0.8	0.2	1.1
Exchange adjustments	0.1	(0.1)	(0.1)	(0.1)
At 30 September 2004	2.4	6.8	1.3	10.5
Depreciation				
At 1 January 2001	(0.3)	(2.9)	(1.0)	(4.2)
Reclassification	—	0.9	(0.9)	—
Charge for the year	(0.2)	(1.8)	(0.8)	(2.8)
Disposals	—	0.6	0.7	1.3
At 31 December 2001	(0.5)	(3.2)	(2.0)	(5.7)
Charge for the year	(0.1)	(1.0)	(0.3)	(1.4)
Disposals	—	0.4	0.4	0.8
Exchange adjustments	0.1	(0.1)	0.1	0.1
At 31 December 2002	(0.5)	(3.9)	(1.8)	(6.2)
Reclassification	(0.1)	(0.3)	0.4	—
Charge for the year	(0.1)	(1.1)	(0.2)	(1.4)
Disposals	0.1	1.2	0.2	1.5
Exchange adjustments	(0.1)	(0.4)	0.4	(0.1)
At 31 December 2003	(0.7)	(4.5)	(1.0)	(6.2)
Charge for the period	(0.1)	(0.7)	(0.1)	(0.9)
Exchange adjustments	—	—	0.1	0.1
At 30 September 2004	(0.8)	(5.2)	(1.0)	(7.0)
Net book value				
At 31 December 2001	1.8	1.8	0.8	4.4
At 31 December 2002	1.4	1.2	0.6	3.2
At 31 December 2003	1.5	1.6	0.2	3.3
At 30 September 2004	1.6	1.6	0.3	3.5

Analysis of net book value of land and buildings

	31 December 2001	31 December 2002	31 December 2003	30 September 2004
	£m	£m	£m	£m
Freehold	0.4	—	—	—
Leasehold:				
Over 50 years unexpired	1.4	1.4	1.3	1.3
Under 50 years unexpired	—	—	0.2	0.3
Total	1.8	1.4	1.5	1.6

12. Investments

a) Interests in associate

		£m
Cost		
At 1 January 2001	—net liabilities	(0.1)
	—goodwill	5.5
Adjustment in respect of acquired associate	—net liabilities	0.1
	—goodwill	(5.5)
At 31 December 2001, 31 December 2002, 31 December 2003 and 30 September 2004	—net liabilities	—
	—goodwill	—
Amortisation of goodwill		
At 1 January 2001		(0.8)
Adjustment in respect of acquired associate		2.0
Charge for year		(1.2)
At 31 December 2001, 31 December 2002, 31 December 2003 and 30 September 2004		—
Net book amount		
At 31 December 2001, 31 December 2002, 31 December 2003 and 30 September 2004		
—Net liabilities		—
—Goodwill		—
		—

On 24 August, 2001 the Future Group acquired the remaining 51 per cent. interest in TED Conferences LLC. The goodwill arising on the acquisition of the original 49 per cent. interest was therefore reclassified from fixed asset investments to intangible assets. Further details of the acquisition are given in note 26.

b) Other fixed asset investments

	£m
At 1 January 2001	1.1
Exchange differences	(0.1)
Additions in year	0.2
Disposals	(1.0)
Write down of investments	(0.2)
At 31 December 2001, 31 December 2002, 31 December 2003 and 30 September 2004	—

On 26 April 2001 the Future Group disposed of its minority investment in Ofoto, Inc. for a cash consideration of £0.6m, resulting in a loss on disposal of £0.3m.

The £0.2m addition in the year ended 31 December 2001 related to the reversion of rights pertaining to investments in Snowball.com, Inc. ("Snowball") from departing employees. The market value of the Future Group's investment in Snowball at 31 December 2001 was £86,000. Given the continuing uncertain future for Internet businesses, full provision was made against this investment.

At 31 December 2001 and 31 December 2002, the Future Group had investments in Iconocast, Inc., a company incorporated in the US, and FYI Limited, a company incorporated in the United Kingdom, in which the Future Group held 24.9 per cent. and 30 per cent. respectively of the ordinary share capital. These investments were accounted for as fixed asset investments. The Future Group's interests were not treated as associated undertakings as the companies were controlled by their majority shareholders and, in the opinion of the Directors, the Future Group did not exercise significant influence over their operations. The value of the investments was fully written down during the year ended 31 December 2001.

c) **Current asset investments**

	31 December 2001	31 December 2002	31 December 2003	30 September 2004
	£m	£m	£m	£m
Short-term bank deposits	3.5	6.2	8.8	2.5
Total	3.5	6.2	8.8	2.5

13. Stocks

	31 December 2001	31 December 2002	31 December 2003	30 September 2004
	£m	£m	£m	£m
Raw materials	1.3	1.1	1.2	1.6
Work in progress	1.9	1.9	2.2	2.8
Finished goods	0.3	0.6	0.1	0.6
Total	3.5	3.6	3.5	5.0

14. Debtors

	31 December 2001	31 December 2002	31 December 2003	30 September 2004
	£m	£m	£m	£m
Amounts falling due within one year:				
Trade debtors	24.4	24.5	34.1	31.0
Corporation tax recoverable	3.5	2.6	1.6	2.0
Other debtors	9.0	2.4	3.3	2.9
Prepayments and accrued income	4.6	3.0	2.5	2.7
	41.5	32.5	41.5	38.6
Amounts falling due after more than one year:				
Other debtors	1.2	0.8	0.9	0.9
Total	42.7	33.3	42.4	39.5

Deferred tax

A deferred tax asset has been recognised within other debtors as follows:

	31 December 2001	31 December 2002	31 December 2003	30 September 2004
	£m	£m	£m	£m
Amounts falling due within one year	—	0.8	0.4	0.9
Amounts falling due after more than one year	1.0	0.8	0.9	0.9
	1.0	1.6	1.3	1.8

The recognised amount relates to timing differences, which are considered more likely than not to reverse in the foreseeable future and are split as follows:

	31 December 2001	31 December 2002	31 December 2003	30 September 2004
	£m	£m	£m	£m
Capital allowances	0.3	0.7	0.8	0.7
Other short term timing differences	0.7	0.9	0.5	1.1
Total	1.0	1.6	1.3	1.8

The movements on deferred taxation were as follows:

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	9 months ended 30 September 2004
	£m	£m	£m	£m
At start of period	(0.4)	1.0	1.6	1.3
Current period credit/(charge)	0.7	0.8	(0.7)	0.5
Prior period credit/(charge)	0.7	(0.2)	0.4	—
At end of period	1.0	1.6	1.3	1.8

The unrecognised amounts of deferred taxation assets are as follows:

	31 December 2001	31 December 2002	31 December 2003	30 September 2004
	£m	£m	£m	£m
Capital allowances	0.4	0.5	—	—
Losses	7.5	6.4	9.8	8.4
Other	4.4	2.3	2.2	2.2
Total	12.3	9.2	12.0	10.6

The other timing differences are items which are considered unlikely to be utilised in the foreseeable future.

15. Creditors: amounts falling due within one year

	31 December 2001	31 December 2002	31 December 2003	30 September 2004
	£m	£m	£m	£m
Bank and other borrowings	0.1	—	6.7	4.7
Trade creditors	16.6	14.3	20.5	16.5
Corporation tax	0.6	4.0	2.7	2.1
Other creditors including taxation and social security	7.6	6.0	10.5	9.3
Accruals and deferred income	23.6	24.8	27.9	24.7
Proposed dividend	—	—	4.0	4.9
Deferred consideration for acquisitions	0.6	0.6	0.7	0.1
Total	49.1	49.7	73.0	62.3

16. Creditors: amounts falling due after more than one year

	31 December 2001	31 December 2002	31 December 2003	30 September 2004
	£m	£m	£m	£m
Bank and other borrowings	18.8	—	—	—
Shareholder loan	1.9	1.8	—	—
Deferred consideration for acquisitions	1.1	0.7	—	—
Total	21.8	2.5	—	—

17. Bank and other borrowings

a) Due within one year

	31 December 2001	31 December 2002	31 December 2003	30 September 2004
	£m	£m	£m	£m
Bank loans: unsecured	0.1	—	—	—
Bank loans: secured	—	—	5.1	4.7
Other loans: unsecured	—	—	1.6	—
Total	0.1	—	6.7	4.7

b) Due after more than one year

	31 December 2001	31 December 2002	31 December 2003	30 September 2004
	£m	£m	£m	£m
Bank loans: Secured	18.8	—	—	—
Shareholder loan: Unsecured (note 20)	1.9	1.8	—	—
Total	20.7	1.8	—	—

The bank loans are secured by a fixed charge over Future, Future Holdings 2002 Limited, Future Media Italy SpA, Future Network USA, Inc and Future Publishing Limited's land and buildings, intellectual property and goodwill and a floating charge over the remainder of their assets.

The borrowings were stated net of unamortised issue costs of: 31 December 2001: £0.1m; 31 December 2002, 31 December 2003 and 30 September 2004: £nil.

The unsecured borrowings at 31 December 2001 were discounted bills, short-term bank overdrafts held by the Future Group and the shareholder loan (see note 20).

Further details of the Future Group's borrowings are given in note 20.

18. Provisions for liabilities and charges

	Property and dilapidations	Restructuring	Deferred tax	Other	Total
	£m	£m	£m	£m	£m
At 1 January 2001	0.3	—	0.4	0.5	1.2
Charge/(release) in year	4.3	0.6	(0.4)	(0.5)	4.0
Utilised in year	(0.8)	—	—	—	(0.8)
Amortisation of discount	0.2	—	—	—	0.2
At 31 December 2001	4.0	0.6	—	—	4.6
Charge in year	0.2	0.2	—	—	0.4
Utilised in year	(1.4)	(0.6)	—	—	(2.0)
Amortisation of discount	0.2	—	—	—	0.2
Exchange adjustments	(0.1)	—	—	—	(0.1)
At 31 December 2002	2.9	0.2	—	—	3.1
Acquisitions	—	0.5	—	—	0.5
(Release)/charge in year	(0.5)	0.1	—	—	(0.4)
Utilised in year	(1.1)	(0.4)	—	—	(1.5)
Amortisation of discount	0.1	—	—	—	0.1
Exchange adjustments	(0.1)	—	—	—	(0.1)
At 31 December 2003	1.3	0.4	—	—	1.7
Adjustments to fair value on prior year acquisitions	—	0.1	—	—	0.1
Charge in the period	0.1	—	—	—	0.1
Utilised in period	(0.5)	(0.5)	—	—	(1.0)
At 30 September 2004	0.9	—	—	—	0.9

Vacant property and dilapidations

Following the reorganisations and significant downsizing which took place in 2001, the Future Group has obligations under short leasehold agreements on a number of vacant properties. The provision made represents the following:

- the Directors' best estimate of the discounted future net cash flows arising from the net shortfall on each of the leases held.
- the Directors' best estimate of dilapidation obligations on termination of specific leasehold agreements.

The total amount of the provision at each period end is shown in the table above. The leases against which the provisions have been made will terminate by December 2017. The provisions have been discounted at a rate in line with the Future Group's cost of capital, which is 8.5 per cent.

Restructuring

The restructuring provision at 31 December 2001 related to costs still to be incurred in respect of redundancies and other closure costs at the Future Group's French subsidiary. A restructuring plan was announced in December 2001 and the redundancies occurred between January and March 2002.

The restructuring provisions as at 31 December 2002 relate to ongoing restructuring at the Future Group's Italian subsidiary.

The restructuring provision as at 31 December 2003 related to restructuring at the Future Group's European subsidiaries and had been fully utilised by 30 September 2004.

19. Major non-cash transactions

The following major non-cash transactions occurred during the year ended 31 December 2001:

(a) John Bowman was issued 195,652 shares at a price of 23p during the year in lieu of half the after tax value of his signing-on bonus.

(b) 1,049,998 shares at a price of 22p were issued during the year to members of the Future Group's banking syndicate in lieu of fees payable on the restatement of the Future Group's banking facility in November 2001.

(c) During the year 4,729 units (stated post reverse stock splits) in the "Imagine Media Supplemental Bonus Plan" with a value at 31 December 2001 of £10,763 reverted to the Future Group on the departure of eligible employees. Further details are given in note 30.

20. Financial instruments

a) Treasury overview

The Future Group uses financial instruments to raise funding for its operations and to manage the financial risks arising from those operations. The agreements governing the principal instruments entered into were approved by the Board.

The Future Group's principal financial liabilities comprised:

—31 December 2001: £18.8m; 31 December 2002: nil; 31 December 2003: £5.1m; 30 September 2004: £4.7m under its committed revolving multi-currency facility;

—31 December 2001: £1.7m; 31 December 2002: £1.3m; 31 December 2003: £0.7m; 30 September 2004: £0.1m deferred consideration for acquisitions;

—31 December 2001: £4.0m; 31 December 2002: £2.9m; 31 December 2003: £1.3m; 30 September 2004: £0.9m property and dilapidation provisions;

—31 December 2001: £1.9m; 31 December 2002: £1.8m; 31 December 2003: £1.6m; 30 September 2004: £nil in respect of a loan made to Future Network USA, Inc. prior to the Company acquiring Future Network USA, Inc. in June 1999; and

—31 December 2001: £0.1m; 31 December 2002: £nil; 31 December 2003: £nil; 30 September 2004: £nil drawings outstanding on short-term overdraft facilities.

The Future Group's financial assets comprised:

- —cash of 31 December 2001: £9.5m; 31 December 2002: £12.4m; 31 December 2003: £11.3m; 30 September 2004: £12.0m; and
- —short-term deposits of 31 December 2001: £3.5m; 31 December 2002: £6.2m; 31 December 2003: £8.8m; 30 September 2004: £2.5m.

The Directors have considered the principal risks arising from the Future Group's financial instruments and have mitigated them as follows:

Credit risk

The Future Group has a number of authorised counterparties with whom cash balances are held in the countries in which the Future Group operates. The Future Group's aim to minimise credit risk is achieved by considering the credit standing of potential bankers before selecting them. A review was carried out during the year ended 31 December 2002 and changes were made in two of the Future Group's operating subsidiaries as a result.

Liquidity risk

The aim of the Future Group's liquidity policy is to provide flexibility. The Future Group currently has positive net cash balances and a facility of £22m (31 December 2003: over £27m; 31 December 2002: up to £28m). At 31 December 2001 all of the Future Group's net debt was in the form of drawdowns on revolving credit facilities.

Market price risk

The Future Group had disposed of its fixed asset investments as at 31 December 2003 and 30 September 2004, and had disposed of the majority of its fixed asset investments at 31 December 2002 and 31 December 2001. Details of fixed asset investments are set out in note 12.

Interest rate risk

In September and October 2003 the Future Group drew down debt under its revolving credit facilities to finance its US acquisitions. However, before, on and since that date, the Future Group has had net cash balances. To the extent that debt funding is required going forward, the Board has adopted the following policy:

- to the extent that net debt remains below £10m, there is no requirement to hedge against interest rate fluctuations on the balance of the gross debt.
- to the extent that net debt rises above £10m, then a minimum of 25 per cent. of the balance of the gross debt and a maximum of 50 per cent. of the balance of the gross debt should be hedged.

In applying the above policy, management will take full consideration of cash flow projections to fix the period for which any hedging arrangements are entered into.

Currency risk

A proportion of the Future Group's activities are carried out in countries outside the United Kingdom where transactions are carried out in that country's own functional currency. Movements in exchange rates can therefore have a significant impact on the Future Group's total cash flows, whilst the translation of the results, assets and liabilities of foreign subsidiaries into sterling can have a significant effect on the Future Group's reported profits and balance sheet. The main exposures are to movements in the US$ and Euro against sterling.

Exchange differences arising from the retranslation of the overseas net investments including goodwill and any related loans together with the related tax effect are dealt with as movements in reserves and in the statement of total recognised gains or losses to the extent permitted under SSAP20. Other exchange differences are taken to the profit and loss account.

b) **Short-term debtors and creditors**

Trading short term debtors and creditors have been excluded from all the following disclosures, other than the currency profile of monetary assets and liabilities (table (g)).

c) **Interest rate risk profile of financial liabilities**

The interest rate profile of the Future Group's financial liabilities after taking into account the effect of any interest rate swaps, was:

Currency	Total	Non interest bearing financial liabilities	Floating rate financial liabilities	Fixed rate financial liabilities
	£m	£m	£m	£m
At 31 December 2001				
Sterling	11.0	—	11.0	—
US Dollars	4.9	—	3.0	1.9
Euro	10.6	—	10.6	—
	26.5	—	24.6	1.9
At 31 December 2002				
Sterling	1.2	1.0	0.2	—
US Dollars	3.5	—	1.7	1.8
Euro	1.3	—	1.3	—
	6.0	1.0	3.2	1.8
At 31 December 2003				
Sterling	0.3	—	0.3	—
US Dollars	7.7	—	6.1	1.6
Euro	0.7	—	0.7	—
	8.7	—	7.1	1.6
At 30 September 2004				
Sterling	0.5	0.1	0.4	—
US Dollars	5.2	—	5.2	—
Euro	—	—	—	—
	5.7	0.1	5.6	—

The non-interest bearing financial liability at 30 September 2004 relates to the deferred consideration payable in respect of the acquisition of Spanish Homes Magazine. Due to the short-term nature of this obligation (due to be paid in the first half of 2005) this balance has not been discounted.

The floating rate financial liabilities include bank borrowings which bear interest at rates fixed in advance for a period of between 1 and 3 months by reference to LIBOR (in the case of sterling and US Dollar borrowings) and EURIBOR (in the case of liabilities denominated in currencies linked to the Euro) plus a margin of 1.0 per cent. (31 December 2003: 1.0 per cent.; 31 December 2002: 2.75 per cent.; 31 December 2001: 2.75 per cent.).

Floating rate financial liabilities also include:

—provisions for property and dilapidations provisions (see note 18) which are discounted at rates in line with the Future Group's cost of capital;

—at 31 December 2001, 31 December 2002 and 31 December 2003, deferred consideration in respect of the Italian acquisition has been discounted at a rate linked to EURIBOR; and

—at 31 December 2001, discounted bills and short-term overdraft facilities which bear interest at rates linked to EURIBOR.

The fixed rate financial liability at 31 December 2001, 31 December 2002 and 31 December 2003 reflects the loan made to Future Network USA, Inc. by its previous owner, prior to its acquisition by the Future Group, which was denominated in US Dollars and bore interest at 7 per cent. per annum. The weighted average period for which the rate was fixed was: at 31 December 2001: 2 years; at 31 December 2002: 2 years; at 31 December 2003: 6 months. The shareholder loan was repayable when certain employee share options were exercised. The weighted average period until maturity and the maturity of debt were based on the earliest period in which the options are capable of vesting, being the best estimate of this information.

d) Interest rate risk profile of financial assets

The Future Group's financial assets comprise cash held by Future Group companies. Their interest rate profile at each period end was:

Currency	Short-term deposits (31 December 2001)	Cash at bank and in hand (31 December 2001)	Total (31 December 2001)	Short-term deposits (31 December 2002)	Cash at bank and in hand (31 December 2002)	Total (31 December 2002)
	£m	£m	£m	£m	£m	£m
Sterling	3.5	6.3	9.8	6.2	7.3	13.5
US dollars	—	1.4	1.4	—	3.0	3.0
Euro	—	1.6	1.6	—	2.0	2.0
Other	—	0.2	0.2	—	0.1	0.1
At end of period	3.5	9.5	13.0	6.2	12.4	18.6
Non interest bearing	—	1.1	1.1	—	4.3	4.3
Floating rate	3.5	8.4	11.9	6.2	8.1	14.3
At end of period	3.5	9.5	13.0	6.2	12.4	18.6

Currency	Short-term deposits (31 December 2003)	Cash at bank and in hand (31 December 2003)	Total (31 December 2003)	Short-term deposits (30 September 2004)	Cash at bank and in hand (30 September 2004)	Total (30 September 2004)
	£m	£m	£m	£m	£m	£m
Sterling	7.8	6.6	14.4	2.5	6.0	8.5
US dollars	0.4	0.9	1.3	—	2.3	2.3
Euro	0.4	3.8	4.2	—	3.4	3.4
Other	0.2	—	0.2	—	0.3	0.3
At end of period	8.8	11.3	20.1	2.5	12.0	14.5
Non interest bearing	—	5.3	5.3	—	2.9	2.9
Floating rate	8.8	6.0	14.8	2.5	9.1	11.6
At end of period	8.8	11.3	20.1	2.5	12.0	14.5

No weighted average information has been disclosed for the non-interest bearing assets above as they have no maturity dates. The floating rate assets represent monies on treasury deposits longer than one night at rates linked to LIBID or local equivalent.

e) Maturity analysis of financial liabilities

The maturity profile of the carrying value of the Future Group's financial liabilities was as follows:

	31 December 2001				31 December 2002			
	Debt	Deferred consideration	Other Financial Liabilities	Total	Debt	Deferred consideration	Other Financial Liabilities	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Within one year, or on demand	0.1	0.6	1.6	2.3	—	0.6	1.6	2.2
Between 1 and 2 years	—	0.6	1.1	1.7	1.8	0.7	0.6	3.1
Between 2 and 5 years	20.7	0.5	1.3	22.5	—	—	0.6	0.6
Over 5 years	—	—	—	—	—	—	0.1	0.1
	20.8	1.7	4.0	26.5	1.8	1.3	2.9	6.0

	31 December 2003				30 September 2004			
	Debt	Deferred consideration	Other Financial Liabilities	Total	Debt	Deferred consideration	Other Financial Liabilities	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Within one year, or on demand	6.7	0.7	0.8	8.2	4.7	0.1	0.4	5.2
Between 1 and 2 years	—	—	0.3	0.3	—	—	0.3	0.3
Between 2 and 5 years	—	—	0.2	0.2	—	—	0.2	0.2
	6.7	0.7	1.3	8.7	4.7	0.1	0.9	5.7

f) **Maturity analysis of undrawn committed borrowing facilities**

The maturity profile of the Future Group's undrawn committed borrowing facilities, all of which are at floating rates, at each period end was:

	31 December 2001 Total	31 December 2002 Total	31 December 2003 Total	30 September 2004 Total
	£m	£m	£m	£m
Expiring within one year	0.1	—	—	—
Expiring between one and two years	—	—	—	22.0
Expiring in more than two years	10.1	28.0	21.7	—
Total	10.2	28.0	21.7	22.0

The amounts shown above are those that would be available after taking into account covenants given in respect of the Future Group's financial condition. Availability of these funds is subject to covenants to be met at the time of drawdown and maintained until repayment.

g) **Currency risk disclosure**

The table below shows the extent to which Future Group companies have monetary assets and liabilities in currencies other than their local currency. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account of the Future Group companies. At the Future Group level they may be taken to reserves and used to offset exchange gains/losses on net investment in subsidiary companies overseas.

Net foreign currency monetary assets/(liabilities)

Functional currency of Group operation:	Sterling	US Dollars	Euro	Other currencies	Total
	£m	£m	£m	£m	£m
31 December 2001					
Sterling	—	(22.9)	1.2	1.8	(19.9)
US Dollars	(1.6)	—	—	—	(1.6)
Euro	(6.4)	(0.1)	—	(0.4)	(6.9)
Total	(8.0)	(23.0)	1.2	1.4	(28.4)
31 December 2002					
Sterling	—	(24.3)	5.6	1.4	(17.3)
US Dollars	(0.1)	—	—	0.4	0.3
Euro	(2.1)	(0.1)	—	—	(2.2)
Total	(2.2)	(24.4)	5.6	1.8	(19.2)
31 December 2003					
Sterling	—	3.4	2.7	1.9	8.0
US Dollars	—	—	—	0.6	0.6
Euro	(1.8)	—	—	—	(1.8)
Total	(1.8)	3.4	2.7	2.5	6.8
30 September 2004					
Sterling	—	2.1	0.3	0.3	2.7
US Dollars	0.1	—	—	0.8	0.9
Euro	(1.8)	—	—	—	(1.8)
Total	(1.7)	2.1	0.3	1.1	1.8

h) **Fair values of financial assets and liabilities**

The following table provides a comparison by category of the carrying amounts and the fair values of the Future Group's financial assets and financial liabilities at each period end. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. Where available, market values have been used to determine fair values.

	31 December 2001		31 December 2002	
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m
Primary financial instruments held or issued to finance the Group's operations				
Assets				
Fixed asset investments	—	0.1	—	—
Short-term deposits	3.5	3.5	6.2	6.2
Cash at bank and in hand	9.5	9.5	12.4	12.4
Liabilities				
Debt	20.9	20.9	1.8	1.8
Deferred consideration	1.9	1.9	1.3	1.3
Other financial liabilities	4.0	4.0	2.9	2.9
Derivative financial instruments held to manage the interest rate and currency profile				
Interest rate swaps	(0.8)	(0.8)	—	—

	31 December 2003		30 September 2004	
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m
Primary financial instruments held or issued to finance the Group's operations				
Assets				
Short-term deposits	8.8	8.8	2.5	2.5
Cash at bank and in hand	11.3	11.3	12.0	12.0
Liabilities				
Debt	6.7	6.7	4.7	4.7
Deferred consideration	0.7	0.7	0.1	0.1
Other financial liabilities	1.3	1.3	0.9	0.9

Long-term borrowings at book value are shown above gross of unamortised issue costs of: 31 December 2001: £0.1m; 31 December 2002: £nil; 31 December 2003: £nil; 30 September 2004: £nil.

The fair value of the fixed and current asset investments reflects the market value of the shares at the balance sheet date.

i) **Hedges**

The Future Group's policy in previous years has been to hedge the exposure on the sterling term debt using interest rate swaps. The table below shows the extent to which the Future Group had off balance sheet unrecognised gains and losses in respect of financial instruments used as hedges at the beginning and end of the year. It also shows the amounts of gains and losses which have been included in the profit and loss account for the year and the extent to which they will be included in next year's or later profit and loss accounts.

	Gains	Losses	Unrecognised total net gains/ (losses)
	£'000	£'000	£'000
Unrecognised gains and losses on hedges at 1 January 2001	—	(0.8)	(0.8)
Included in interest payable on bank loans and overdrafts (note 6)	—	0.8	0.8
Unrecognised losses on hedges at 31 December 2001	—	—	—

During the year ended 31 December 2002, the year ended 31 December 2003 and the nine months ended 30 September 2004, the Future Group had no unrecognised gains or losses on hedges in respect of either interest rates or currencies.

21. Called up share capital

Ordinary shares of 1 pence each	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	9 months ended 30 September 2004
	£m	£m	£m	£m
At beginning of period	2.5	6.0	6.0	6.0
Increase in the period	3.5	—	—	—
At end of period	6.0	6.0	6.0	6.0

A resolution was passed at an extraordinary general meeting on October 15, 2001 to increase the authorised share capital by 350,000,000 Ordinary Shares of 1p each to give a total of 600,000,000 Ordinary Shares of 1p each.

Allotted, issued and fully paid

Ordinary shares of 1 pence each	No. of Shares	£m
At 1 January 2001	142,954,916	1.4
Share Options exercised	1,373,861	—
Other	1,245,650	—
Rights Issue	173,418,015	1.8
At 31 December 2001	318,992,442	3.2
Share options exercised	2,118,165	—
At 31 December 2002	321,110,607	3.2
Share options exercised	1,376,978	—
At 31 December 2003	322,487,585	3.2
Share options exercised	1,989,341	—
At 30 September 2004	324,476,926	3.2

On 9 November 2001 the Company completed a rights issue to qualifying shareholders on the basis of 6 new Ordinary Shares for every 5 existing Ordinary Shares at a price of 20p per share. A total of 173,418,015 new Ordinary Shares were issued.

During the year ended 31 December 2001 1,373,861 Ordinary Shares were issued by the Company for a cash commitment of £0.2m pursuant to the exercise of share options granted as detailed in note 22. In addition, 195,652 Ordinary Shares were issued to a Director in lieu of a signing on bonus and 1,049,998 Ordinary Shares were issued to members of the Future Group's banking syndicate in lieu of fees payable on the restatement of the Future Group's banking facility in November 2001.

During the year ended 31 December 2002 2,118,165 Ordinary Shares were issued by the Company for a cash commitment of £21,182 pursuant to the exercise of share options granted as detailed in note 22.

During the year ended 31 December 2003 1,376,978 Ordinary Shares with a nominal value of £13,770 were issued by the Company for a cash commitment of £305,571 pursuant to the exercise of share options granted as detailed in note 22.

During the period ended 30 September 2004 1,989,341 Ordinary Shares with a nominal value of £19,893 were issued by the Company for a total cash commitment of £732,513 pursuant to the exercise of share options granted as detailed in note 22.

22. Share Options

The Company operates 10 share option schemes being:

- The Future Publishing Holdings Limited Unapproved Share Option Plan (Future Publishing Holdings Plan)
- The Future Network plc 1999 International Share Option Scheme (International Scheme)

- The Future Network plc 1999 Senior Management Share Option Scheme (Senior Scheme)
- The Future Network plc 1999 Inland Revenue Approved Share Option Scheme (Approved Scheme)
- The Future Network plc 2000 US Stock Option Plan (2000 US Plan)
- The Future Network plc International Sharesave Scheme (International Sharesave Scheme)
- Addendum to the Future Network plc International Sharesave Scheme (Addendum)
- The Future Network plc Approved Sharesave Plan (Sharesave Plan)
- The Imagine Media, Inc. 1999 Stock Option Plan (1999 US Plan) (Expired June 2004)

As at 31 December 2001, options had been granted under eight of those schemes, being the Future Publishing Holdings Plan, the Senior Scheme, the International Scheme, the Approved Scheme, the 1999 US Plan, the 2000 US Plan, the Sharesave Plan and the Addendum. No options had been granted under the remaining schemes. In November 2001 the number of Future Shares in respect of which options issued pursuant to the Future Share Options Schemes could be exercised and the price at which those Future Shares could be exercised, were adjusted to take account of the rights issue.

As at 31 December 2002, 31 December 2003 and 30 September 2004, options had been granted under all of the above schemes.

The Future Publishing Holdings Plan

The Future Publishing Holdings Plan was provided to grant options to employees who were employed by Future Publishing Holdings Limited and its subsidiaries. There are no performance criteria attached to options granted under this plan. Since listing of the Company in 1999, no new options have been granted under this plan.

The International Scheme

The International Scheme is used for the grant of options to all employees, save for those persons entitled to participate in the Senior Scheme.

Options granted under this scheme up until 2 May 2001 vest in eight equal tranches, one tranche every six months following publication of the annual and interim results of the Future Group, depending on the satisfaction of performance criteria that requires the normalised earnings per share of the Future Group to grow by at least 3 per cent. per annum above the increase in the Retail Prices Index ("RPI") over the relevant period. For options granted in April 2000, the final vesting period was the six months to 30 June 2004. In this period the performance criteria were not met, and accordingly one-eighth of the options have lapsed unvested.

Options granted in November 2001, April 2002, September 2002 and April 2003 under the International Scheme will all vest three years after the date of grant, subject to satisfaction of performance criteria that require that the total shareholder return of the Company, for the three year period following date of grant, must rank in the top quartile of UK companies whose shares are listed in the Media and Photography sector of the London Share Service of the Financial Times newspaper. If the Company ranks in the second quartile of this comparator group, then only one half of the options will vest; if the Company ranks below the 50th percentile of this comparator group, then none of the options will vest.

Options granted in April 2004 will all vest three years after the date of grant, subject to satisfaction of performance criteria that require that growth in pre-goodwill amortisation earnings per share reached certain targets. If growth is equal to RPI plus 7 per cent., 100 per cent. will vest, if growth is equal to RPI plus 3 per cent., 50 per cent. will vest. If the growth is between RPI plus 3 per cent. and RPI plus 7 per cent., the options will vest pro rata.

The Senior Scheme

The Senior Scheme was used historically for the grant of options to the Board. Details are given under "Directors' interests in share options" below.

The Approved Scheme

The Approved Scheme is used for the grant of options to all UK employees up to a value of £30,000.

Options granted under this scheme up until 2 May 2001 vest in eight equal tranches, one tranche every six months following publication of the annual and interim results of the Future Group, depending on the satisfaction of performance criteria that requires the normalised earnings per share of the Future Group to grow by at least 3 per cent. per annum above the increase in the RPI over the relevant period. For options granted in April 2000, the final vesting period was the six months to 30 June 2004. In this period the performance criteria were not met, and accordingly one-eighth of the options have elapsed unvested.

Options granted in November 2001, September 2002 and April 2003 under the Approved Scheme will all vest three years after the date of grant, subject to satisfaction of performance criteria that require that the total shareholder return of the Company, for the three-year period following date of grant, must rank in the top quartile of UK companies whose shares are listed in the Media and Photography sector of the London Share Service of the Financial Times newspaper. If the Company ranks in the second quartile of this comparator group, then only one half of the options will vest; if the Company ranks below the 50th percentile of this comparator group, then none of the options will vest.

Options granted in April 2004 will all vest three years after the date of grant, subject to satisfaction of performance criteria that require that growth in pre-goodwill amortisation earnings per share reached certain targets. If growth is equal to RPI plus 7 per cent., 100 per cent. will vest, if growth is equal to RPI plus 3 per cent., 50 per cent. will vest. If the growth is between RPI plus 3 per cent. and RPI plus 7 per cent.. the options will vest pro rata.

The 2000 US Plan

The 2000 US Plan, which was adopted at the Company's first annual general meeting held on 21 June 2000, is used for the grant of options to employees of the Company's US business.

Options granted under the 2000 US Plan up until 2 May 2001 typically vest as to 25 per cent. of the shares under option on the first anniversary of an employee joining (or, where options are granted under the US Plan to an existing employee, on the anniversary of the grant of such options). The balance of 75 per cent. will vest in equal monthly tranches over the three-year period commencing on the first vesting date. Whilst the Company had the right to impose performance conditions up until 19 November 2001, none was imposed as it was the Board's view was that it was unusual for options granted by US competitors to their US employees to contain such criteria.

Options granted in November 2001 and April 2003 under the 2000 US Plan will all vest three years after the date of grant, subject to satisfaction of performance criteria that require that the total shareholder return of the Company, for the three-year period following date of grant, must rank in the top quartile of UK companies whose shares are listed in the Media and Photography sector of the London Share Service of the Financial Times newspaper. If the Company ranks in the second quartile of this comparator group, then only one half of the options will vest; if the Company ranks below the 50th percentile of this comparator group, then none of the options will vest.

The Sharesave Plan, International Sharesave Scheme and the Addendum (the Sharesave Plans)

Under the Sharesave Plans the option entitlement granted to participating employees is linked to the monthly contributions which such employees have agreed to pay into the Sharesave Plans (up to a maximum amount of £250 per month across all Sharesave Plans). The options granted under the Sharesave Plan vest on the third anniversary of the grant of such options (or in the case of the Addendum applicable in the US, due to legal constraints, two years after the date of grant of such options). Where legal and regulatory constraints permit, the Company uses its discretion to offer options granted under the Sharesave Plans at a discount to the market price in force at the date of the invitation being made.

The 1999 US Plan

All options outstanding under this plan lapsed on 25 June 2004. No further grants will be made under this plan.

The following options and conditional awards over Ordinary Shares have been granted and are outstanding at 30 September 2004:

Option	Number of shares under option	Exercise Price	Exercisable not earlier than
Grant date			
Future Publishing Holdings plan			
July 1998	231,295	£0.028	June 1999
April 1999	190,889	£0.216	June 1999
International Scheme (excluding US)			
June 1999	379,803	£3.617	March 2000
April 2000	26,261	£6.846 – £7.647	March 2001
May 2001	16,604	£0.747	March 2002
November 2001	299,360	£0.470	Nov 2004
April 2002	300,000	£0.650	April 2005
September 2002	136,171	£0.470	Sept 2005
April 2003	2,463,908	£0.525	April 2006
April 2004	1,750,191	£0.665 – £0.685	April 2007
International Scheme (US)			
September 1999	2,899	$9.722	Sept 2000
October 1999	2,002	$10.990	Oct 2000
November 1999	641	$12.156	Nov 2000
January 2000	702	$12.812	Jan 2001
Senior Scheme			
November 2001	772,340	£0.470	Nov 2004
Approved Scheme			
April 2000	19,829	£6.848	March 2001
May 2001	35,236	£0.747	March 2002
November 2001	1,898,800	£0.470	Nov 2004
September 2002	63,829	£0.470	Sept 2005
April 2003	796,092	£0.525	April 2006
April 2004	234,809	£0.665	April 2007
2000 US Plan			
July 2000	23,683	$11.202	July 2001
August 2000	906	$12.676	Aug 2001
September 2000	1,182	$10.149	Sept 2001
October 2000	2,808	$8.045	Oct 2001
November 2000	737	$6.101	Nov 2001
December 2000	2,128	$2.426	Dec 2001
April 2001	532	$1.201	April 2002
November 2001	740,000	£0.470	Nov 2004
April 2003	940,000	£0.525	April 2006
Sharesave Plan			
May 2001	192,353	£0.545	July 2004
December 2001	853,500	£0.380	Feb 2005
October 2002	238,140	£0.500	Dec 2005
October 2003	225,906	£0.530	Dec 2006
Total options outstanding at 30 September 2004	**12,843,536**		

Of the 12,843,536 options outstanding at 30 September 2004 (31 December 2003: 14,053,775; 31 December 2002: 11,507,728; 31 December 2001: 14,600,271), 10,873,233 (31 December 2003: 10,190,423; 31 December 2002: 6,037,572; 31 December 2001: 6,636,618) are subject to performance criteria.

During the year ended 31 December 2001 9,185,585 options were granted over Ordinary Shares, 1,373,861 options were exercised and 3,609,824 options lapsed.

During the year ended 31 December 2002 872,550 options were granted over Ordinary Shares, 2,118,165 options were exercised and 1,846,928 options lapsed.

During the year ended 31 December 2003 5,289,418 options were granted over Ordinary Shares, 1,376,978 options were exercised and 1,366,393 options lapsed.

During the nine months ended 30 September 2004 2,500,000 options were granted over Ordinary Shares, 1,989,341 options were exercised and 1,270,898 options lapsed.

Directors' interests in share options

Share options granted to Directors in 2001, 2002 and 2003

Following the 2001 rights issue, share options were granted to each of Greg Ingham, Colin Morrison and John Bowman on 19 November 2001 at an exercise price of 47 pence, under the Approved Scheme and the Senior Scheme. Also on 19 November 2001, share options were granted to Patrick Taylor under an option deed at an exercise price of 47 pence.

These options are subject to performance criteria which require that options vest if the growth in the Company's shareholder return over a three-year period relative to a comparator group of companies, described as companies whose shares are listed in the Media and Photography sector of the London Share Service of the Financial Times newspaper, reaches the following targets:

(i) If the Company ranks above the 75th percentile of the comparator group the options will vest in full.

(ii) If the Company ranks above the 50th percentile of the comparator group one half of the options will vest.

(iii) If the Company ranks below the 50th percentile of the comparator group the options will not vest.

No share options were granted to Directors in 2002.

On 18 April 2003 share options were granted to each of Greg Ingham, John Bowman and Colin Morrison at a price of 52.5 pence each under the International Scheme. These options are subject to the same performance criteria as those granted on 19 November 2001 set out above.

Directors are encouraged to hold their shares for a further period after exercise, subject to the need to finance any costs of acquisition and associated tax liabilities.

All shares under option under the above schemes have been granted at the market value of the shares at the time of grant. Numbers of share options granted and to be granted are limited to numbers which fall within the current ABI guidelines.

Details of options held by executive Directors and one non-executive Director in Ordinary Shares as at each period end, and movements during each period, are shown below:

Year ended 31 December 2001

	Date of grant	Price paid for grant	Earliest exercise date	Expiry date	Exercise price per share (pence)	Balance at 1 January 2001	Rights issue adjustment	Granted during the year	Lapsed unexercised during the year	Balance at 31 December 2001
Directors in office at year end										
Executive										
G Ingham . .	25 Jun 1999	Nil	25 Jun 2002	25 Jun 2009	362	207,792	13,405	—	—	221,197
	19 Nov 2001	Nil	19 Nov 2004	19 Nov 2011	47	—	—	400,000	—	400,000
C Morrison .	19 Nov 2001	Nil	19 Nov 2004	19 Nov 2011	47	—	—	400,000	—	400,000
J Bowman . .	19 Nov 2001	Nil	19 Nov 2004	19 Nov 2011	47	—	—	400,000	—	400,000
Non-executive										
P Taylor . . .	19 Nov 2001	Nil	19 Nov 2004	19 Nov 2011	47	—	—	100,000	—	100,000

	Date of grant	Price paid for grant	Earliest exercise date	Expiry date	Exercise price per share (pence)	Balance at 1 January 2001	Granted during the year	Lapsed unexercised during the year	Balance at 31 December 2001
Sharesave Plan									
Directors in office at year end									
Executive									
G Ingham	18 Dec 2001	Nil	1 Feb 2005	1 Aug 2005	38	—	25,000	—	25,000

In addition to the information provided in the table above, under the rules of the Imagine Stock Appreciation Rights Scheme, as converted into the 1999 US Plan, a percentage of any rights to acquire shares in the capital of the Company, which lapsed for an Imagine Media, Inc. employee ceasing to be employed, automatically reverted to Chris Anderson. As at 31 December 2001 Chris Anderson held 1,951,674 share options under the 1999 US Plan at an exercise price of 1p (see also note 30). He subsequently exercised 1,695,631 options of 1p in February 2002.

Year ended 31 December 2002

	Date of grant	Price paid for grant	Earliest exercise date	Expiry date	Exercise price per share (pence)	Balance at 1 January 2002	Granted during the year	Lapsed unexercised during the year	Balance at 31 December 2002
Directors in office at year end									
Executive									
G Ingham	25 Jun 1999	Nil	25 Jun 2002	25 Jun 2009	362	221,197	—	(221,197)	—
	19 Nov 2001	Nil	19 Nov 2004	19 Nov 2011	47	400,000	—	—	400,000
C Morrison	19 Nov 2001	Nil	19 Nov 2004	19 Nov 2011	47	400,000	—	—	400,000
J Bowman	19 Nov 2001	Nil	19 Nov 2004	19 Nov 2011	47	400,000	—	—	400,000
Non-executive									
P Taylor	19 Nov 2001	Nil	19 Nov 2004	19 Nov 2011	47	100,000	—	—	100,000

	Date of grant	Price paid for grant	Earliest exercise date	Expiry date	Exercise price per share (pence)	Balance at 1 January 2002	Granted during the year	Lapsed unexercised during the year	Balance at 31 December 2002
Sharesave Plan									
Directors in office at year end									
Executive									
G Ingham	18 Dec 2001	Nil	18 Feb 2005	18 Aug 2005	38	25,000	—	—	25,000
C Morrison	4 Oct 2002	Nil	4 Dec 2005	4 Jun 2006	50	—	18,900	—	18,900
J Bowman	4 Oct 2002	Nil	4 Dec 2005	4 Jun 2006	50	—	18,900	—	18,900

Year ended 31 December 2003

	Date of grant	Price paid for grant	Earliest exercise date	Expiry date	Exercise price per share (pence)	Balance at 1 January 2003	Granted during the year	Lapsed unexercised during the year	Balance at 31 December 2003
Directors in office at year end									
Executive									
G Ingham	19 Nov 2001	Nil	19 Nov 2004	19 Nov 2011	47	400,000	—	—	400,000
	18 Apr 2003	Nil	18 Apr 2006	18 Apr 2013	52.5	—	400,000	—	400,000
J Bowman	19 Nov 2001	Nil	19 Nov 2004	19 Nov 2011	47	400,000	—	—	400,000
	18 Apr 2003	Nil	18 Apr 2006	18 Apr 2013	52.5	—	350,000	—	350,000
Non-executive									
P Taylor	19 Nov 2001	Nil	19 Nov 2004	19 Nov 2011	47	100,000	—	—	100,000
Former Director									
C Morrison	19 Nov 2001	Nil	19 Nov 2004	19 Nov 2011	47	400,000	—	—	400,000
	18 Apr 2003	Nil	18 Apr 2006	18 Apr 2013	52.5	—	400,000	(400,000)	—

Notes

1 In accordance with the rules of the schemes mentioned above, Colin Morrison may exercise his options granted on 19 November 2001 up until 15 September 2004 (336,170 options) or up until 19 May 2005 (63,830 options) as, at the date of his resignation, the performance criteria under the scheme had been met with the Company ranking above the 75th percentile of the comparator group for the relevant period.

2 In accordance with the rules of the scheme, Colin Morrison's options granted on 18 April 2003 have lapsed, as the performance criteria at the date of resignation were not met, with the Company ranking below the 50th percentile of the comparator group for the relevant period.

	Date of grant	Price paid for grant	Earliest exercise date	Expiry date	Exercise price per share (pence)	Balance at 1 January 2003	Granted during the year	Lapsed unexercised during the year	Balance at 31 December 2003
Sharesave Plan									
Directors in office at year end									
Executive									
G Ingham	18 Dec 2001	Nil	18 Feb 2005	18 Aug 2005	38	25,000	—	—	25,000
J Bowman	4 Oct 2002	Nil	4 Dec 2005	4 Jun 2006	50	18,900	—	—	18,900
Former Director									
C Morrison	4 Oct 2002	Nil	4 Dec 2005	4 Jun 2006	50	18,900	—	—	18,900

9 months ended 30 September 2004

	Date of grant	Price paid for grant	Earliest exercise date	Expiry date	Exercise price per share (pence)	Balance at 1 January 2004	Granted during the period	Lapsed unexercised during the period	Balance at 30 September 2004
Directors in office at period end									
Executive discretionary share option schemes									
G Ingham	19 Nov 2001	Nil	19 Nov 2004	19 Nov 2011	47	400,000	—	—	400,000
	18 Apr 2003	Nil	18 Apr 2006	18 Apr 2013	52.5	400,000	—	—	400,000
J Bowman	19 Nov 2001	Nil	19 Nov 2004	19 Nov 2011	47	400,000	—	—	400,000
	18 Apr 2003	Nil	18 Apr 2006	18 Apr 2013	52.5	350,000	—	—	350,000
Non-executive discretionary option scheme									
P Taylor	19 Nov 2001	Nil	19 Nov 2004	19 Nov 2011	47	100,000	—	—	100,000

	Date of grant	Price paid for grant (pence)	Vesting of matched awards	Exercise price per share (pence)	Balance at 1 January 2004	Granted during the period	Lapsed unexercised during the period	Balance at 30 September 2004
2003 MAP								
G Ingham	20 Apr 2004	Nil	20 Apr 2007	Nil	—	204,142	—	204,142
J Bowman	20 Apr 2004	Nil	20 Apr 2007	Nil	—	100,000	—	100,000

	Date of grant	Price paid for grant	Earliest exercise date	Expiry date	Exercise price per share (pence)	Balance at 1 January 2004	Granted during the period	Lapsed unexercised during the period	Balance at 30 September 2004
Sharesave Plan									
G Ingham	18 Dec 2001	Nil	18 Feb 2005	18 Aug 2005	38	25,000	—	—	25,000
J Bowman	4 Oct 2002	Nil	4 Dec 2005	4 Jun 2006	50	18,900	—	—	18,900

Vesting since 30 September 2004

On 19 November 2004, 50 per cent. of the options granted on 19 November 2001 vested because the performance criteria described above were partially met, with the Company ranking in the second quartile of the comparator group (11th out of 39).

23. Share premium account

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003	9 months ended 30 September 2004
	£m	£m	£m	£m
At beginning of period	137.8	169.6	169.6	0.2
Premium on shares issued during the period	0.6	—	0.3	0.7
Premium on shares issued as part of the Rights Issue	32.9	—	—	—
Transfer of premium on share options exercised	—	—	—	22.8
Write off of costs associated with the Rights Issue	(1.7)	—	—	—
Cancellation of share premium account	—	—	(169.7)	—
At end of period	**169.6**	**169.6**	**0.2**	**23.7**

On 12 June 2003 the Company cancelled its share premium account as confirmed by an Order of the High Court of Justice, Chancery Division.

During the period ended 30 September 2004 there was a transfer of £22.8m from other reserves to the share premium account. This amount represents the premium on shares issued pursuant to the exercise of share options granted as part of the consideration for the 1999 acquisition of the US business. All such options have now been fully exercised and, accordingly, the total premium has been transferred to the share premium account.

24. Profit and loss account

	£m
At 1 January 2001	**(74.5)**
Loss for the financial year	(123.3)
Net exchange adjustments	(0.1)
Transfer from other reserves	0.3
At 31 December 2001	**(197.6)**
Profit for the financial year	6.2
Net exchange adjustments offset in reserves	0.4
Tax on exchange adjustments offset in reserves	(0.6)
At 31 December 2002	**(191.6)**
Transfer on cancellation of share premium account	169.7
Profit for the financial year	2.7
Dividend proposed	(4.0)
Net exchange adjustments offset in reserves	0.8
Tax on exchange adjustments offset in reserves	0.1
At 31 December 2003	**(22.3)**
Loss for the financial period	(0.7)
Dividend proposed	(4.9)
Tax on release of pre-acquisition loan	(0.4)
Unwinding of licensing obligation	0.1
At 30 September 2004	**(28.2)**

25. Other reserves

	Merger reserve	Other reserves	Total
	£m	£m	£m
At 1 January 2001	109.0	21.9	130.9
Transfer to profit and loss account	—	(0.3)	(0.3)
Unrealised gain arising from the provision of advertising in exchange for warrants to acquire unlisted investments	—	(0.1)	(0.1)
Reversion of rights pertaining to investments from departing employees	—	0.3	0.3
At 31 December 2001, 31 December 2002 and 31 December 2003	**109.0**	**21.8**	**130.8**
Release of pre-acquisition loan	—	1.0	1.0
Transfer of premium on share options exercised (note 23)	—	(22.8)	(22.8)
At 30 September 2004	**109.0**	**—**	**109.0**

During the period ended 30 September 2004 a pre-acquisition loan was released to other reserves in accordance with the 1999 US acquisition agreement.

26. Acquisitions

a) Year ended 31 December 2001

On 24 August 2001 the Future Group's US subsidiary, Future Network USA, Inc., acquired the remaining 51 per cent. membership interest in TED conferences LLC, a company registered in California, US, for US$6m in cash.

This transaction was accounted for as an acquisition.

The aggregate provisional fair values of the net liabilities acquired at the date of acquisition are shown below:

	£m
Net liabilities acquired	(0.2)
Goodwill	9.7
Consideration	9.5

The Directors considered that the book value of the liabilities acquired reflected the fair value of those liabilities. Therefore no fair value adjustments were made.

The original 49 per cent. investment in TED conferences LLC was purchased on 21 July 2000 and during the period to 24 August 2001 was accounted for as an associate. In this period goodwill amounting to £2.0m was amortised through the Future Group profit and loss account.

In the period 1 January 2001 to 24 August 2001 the Future Group has recognised income of £0.7m being its 49 per cent. share of the profits of the TED Conference which was held in February 2001.

b) **Year ended 31 December 2003**

The results for the year include the undernoted contribution from acquisitions:

	HDP	Guitar World	Guitar One	Computec UK	Other	Total
	£m	£m	£m	£m	£m	£m
Date acquired	28.04.03	10.09.03	31.10.03	21.11.03	—	
Turnover	5.4	1.9	0.2	0.3	—	7.8
Adjusted operating profit/(loss)	0.2	(0.1)	—	0.1	—	0.2
Amortisation of intangible assets	(1.6)	(0.6)	(0.1)	(0.1)	(0.2)	(2.6)
Operating loss	(1.4)	(0.7)	(0.1)	—	(0.2)	(2.4)

The most recent pre-acquisition annual results of those acquisitions showed the undernoted estimated figures:

	HDP	Guitar World	Guitar One	Computec UK	Other	Total
	£m	£m	£m	£m	£m	£m
Year ended:	31.12.02	31.12.02	31.12.02	30.09.03	—	
Turnover	8.2	7.8	3.1	4.5	—	23.6
Operating profit/(loss)	—	1.3	0.3	(1.4)	—	0.2

The accounting polices applied by previous owners of acquired business differed from those applied by the Future Group and accordingly the pre-acquisition figures are not strictly comparable with those set out above for the year 2003. In addition, foreign exchange adjustments limit the comparability of the two tables.

The total consideration for acquisitions during 2003 was as follows:

	HDP	Guitar World	Guitar One	Computec UK	Other	Total
	£m	£m	£m	£m	£m	£m
Cash	3.5	10.0	1.5	3.2	0.2	18.4
Licensing obligation	—	—	—	0.3	—	0.3
Associated costs	0.1	0.2	0.1	0.1	—	0.5
Total consideration	3.6	10.2	1.6	3.6	0.2	19.2

Acquisition of Guitar World

On 10 September 2003 the Future Group's wholly owned US subsidiary, Future Network USA, Inc., acquired certain assets and liabilities relating to the magazine *Guitar World* and a number of related titles from Harris Publications Inc. for a cash consideration of US$16.25m. The consideration was funded by a combination of cash resources and bank debt. The purchase is being accounted for as an acquisition.

The provisional fair value of the liabilities acquired is set out below:

	Book and fair value
	£m
Accruals and deferred income (subscription liabilities)	(0.7)
Net liabilities acquired	(0.7)
Goodwill	10.9
Consideration	10.2
Consideration satisfied by:	
Cash	10.0
Associated costs	0.2
Total consideration	10.2

The liabilities shown above have been translated into Sterling at US$1.584, being the exchange rate at the date of acquisition. Prior to the acquisition of those titles, they were owned by Harris Publications, Inc. In the year ended 31 December 2002 turnover for these titles was £7.8m and estimated trading profit attributable to those titles was £1.3m. This profit is presented before corporate charges, interest and taxation and any financing items which were dealt with on a group basis by Harris Publications, Inc. as a whole. As only certain assets and liabilities of the group were acquired, it is not practical to provide any details of post-tax profits or recognised gains and losses for the financial periods pre-acquisition.

Since acquisition, the *Guitar World* titles have been fully integrated into the Future Group's US subsidiary. As a result it is impractical to isolate the cash flows of the *Guitar World* titles.

Other acquisitions

During the year, the following business combinations, which were all accounted for as acquisitions, also occurred:

- On 28 April 2003, the acquisition of 100 per cent. of the shares of Hachette Digital Presse S.A. from Hachette Filipacchi Presse S.A. for a consideration of £3.5m.
- On 4 September 2003 the acquisition of 100 per cent. of the shares of Rho Holdings Limited for a consideration of £0.1m.
- On 31 October 2003 the acquisition of the title *Guitar One* in the US and an associated subscription liability for a consideration of £1.5m.
- On 21 November 2003 the acquisition of 100 per cent. of the shares of Computec UK Limited, incorporating the titles *Playstation World* and *Xbox World*, for a consideration of £3.2m.
- In November 2003 the purchase in France of a subscription list and associated liability for a consideration of less than £0.1m.
- In January 2003 the purchase in the UK of a trademark of a closed title for a consideration of £0.1m.

The aggregate provisional fair values of the net assets acquired at the dates of these other acquisitions are shown below:

	Book value	Revaluations	Accounting policy alignment	Other	Fair value
	£m	£m	£m	£m	£m
Assets and liabilities acquired					
Intangible fixed assets	0.6	—	(0.6)	—	—
Tangible fixed assets	0.1	(0.1)	—	—	—
Stocks	—	—	0.1	—	0.1
Debtors	3.2	—	—	—	3.2
Cash at bank and in hand	0.5	—	—	—	0.5
Other creditors	(5.0)	—	(0.2)	—	(5.2)
Provisions for liabilities and charges	—	—	—	(0.5)	(0.5)
Net assets acquired	(0.6)	(0.1)	(0.7)	(0.5)	(1.9)
Goodwill					10.9
Consideration					9.0
Consideration satisfied by:					
Cash					8.4
Licensing obligation					0.3
Associated costs					0.3
Total consideration					9.0

Notes

(1) Licensing obligation—under the acquisition agreement for Computec UK Limited, a subsidiary company of the Future Group will provide licensing and syndication rights for a five-year period to Computec UK Limited's former parent company, Computec AG. The value of this obligation has been fair valued with reference to the Future Group's existing licensing contracts and discounted at a rate equivalent to the Future Group's cost of capital.

The fair value adjustments comprise:

(2) The revaluation of fixed assets to reflect the market value of assets acquired at the date of acquisition.

(3) The write off of the capitalised value of titles in line with the Future Group's accounting policies.

(4) The revaluation of stock to take account of the capitalisation of direct cost salaries in work in progress in respect of magazine published after the date of acquisition.

(5) An amount of £0.2m to reflect liabilities incurred pre-acquisition in France in Hachette Digital Presse S.A. but originally not recognised in the opening balance sheet.

(6) A provision to reflect onerous employee contracts on the acquisition of Hachette Digital Presse S.A. in France. Under French law certain classes of journalists have the right on change of control of a company to demand favourable redundancy packages for an unlimited period after the change of control. The provision reflects the potential cost of those eligible to claim redundancy and, as at 31 December 2003, £0.4m of the provision had been fully utilised. The remaining portion of the provision is expected to be fully utilised within 2004.

c) **9 months ended 30 September 2004**

The results for the period ended 30 September 2004 include the undernoted contribution from acquisitions:

	Spanish Homes	PC Zone	Total
	£m	£m	£m
Date acquired	02.08.04	23.08.04	
Turnover	0.1	0.1	0.2
Adjusted operating profit	0.1	—	0.1
Amortisation of intangible assets	(0.1)	(0.1)	(0.2)
Operating loss	—	(0.1)	(0.1)

The most recent pre-acquisition annual results of those acquisitions showed the undernoted estimated figures:

	Spanish Homes	PC Zone	Total
	£m	£m	£m
Year ended:	30.04.04	31.12.03	
Turnover	0.7	4.0	4.7
Operating profit	0.4	0.5	0.9

The accounting polices applied by previous owners of acquired business differed from those applied by the Future Group and accordingly the pre-acquisition figures may not be strictly comparable with those set out above for the 9 months ended 30 September 2004.

Acquisition of Spanish Homes Magazine and PC Zone Magazine

On 2 August 2004 the Future Group's wholly owned subsidiary, Future Publishing Limited, acquired the title *Spanish Homes Magazine* for a cash consideration of £1.5m, of which £0.1m is deferred until 2005, and on 23 August 2004 that company acquired the titles *PC Zone, CVG* and the *computerandvideogames.com* website for a cash consideration of £2.5m. The purchases are being accounted for as acquisitions.

The aggregate provisional fair values of the liabilities acquired at the dates of these acquisitions are shown below:

	Book and fair value
	£m
Liabilities acquired:	
Accruals and deferred income (subscription liabilities)	—
Net liabilities acquired	—
Goodwill	4.1
Consideration	4.1
Consideration satisfied by:	
Cash	3.9
Deferred consideration	0.1
Associated costs	0.1
Total consideration	4.1

The deferred consideration relates to the acquisition of *Spanish Homes Magazine* and will be paid in the first half of 2005.

27. Disposals in the year ended 31 December 2001

a) Disposal of subsidiary undertakings

TED Conferences LLC and Balthasar Online, Inc.

On 19 November 2001 the Future Group's US subsidiary, Imagine Media, Inc., disposed of its interest in TED Conferences LLC, along with its minority interest in Balthasar Online, Inc. for a total cash consideration of £4.0m.

The loss on disposal arising as a result of this transaction was as follows:

	£m
Net liabilities	(0.3)
Goodwill	7.0
	6.7
Loss on disposal	(2.7)
Cash consideration received	4.0

Silver Shark Sp.z.o.o

On December 24, 2001 the Future Group's intermediate holding company, Future Publishing Holdings Limited, disposed of its interest in its Polish subsidiary, Silver Shark Sp.z.o.o, for a total consideration of £2.0m in cash.

The profit on disposal arising as a result of this transaction was as follows:

	£m
Net liabilities	(0.2)
Goodwill	1.9
Costs	0.1
	1.8
Profit on disposal	0.2
Cash consideration received	2.0

b) **Disposal of magazine title**

On July 12, 2001 the Future Group disposed of its US based magazine title, *Business 2.0*, its global brand and related conference and online activities, together with the UK *Business 2.0* subscriber file. The initial gross consideration for the disposal was £47.3m in cash.

The profit on disposal arising as a result of this transaction was as follows:

	£m
Goodwill	14.4
Costs	2.7
	17.1
Profit on disposal	30.2
Cash consideration received	47.3

28. Pensions

The Future Group operates a defined contribution scheme for employees resident in the United Kingdom.

In the US the Future Group operates a Section 401(K) profit sharing defined contribution plan in respect of pensions, which covers substantially all Future US employees. The section 401(K) plan allows employees to invest in eight funds run by T. Rowe Price, but the employees, not the employer, have complete control over what they invest in, although they have no control over the stocks owned by the funds.

Contributions made by the Future Group to these plans were: year ended 31 December 2001: £0.6m; year ended 31 December 2002: £0.6m; year ended 31 December 2003: £0.7m; 9 months ended 30 September 2004: £0.5m.

29. Commitments and contingent liabilities

a) Operating lease commitments

At each period end the Future Group had annual commitments under non-cancellable operating leases as set out below:

	31 December 2001			31 December 2002		
	Land and Buildings £m	Other £m	Total £m	Land and Buildings £m	Other £m	Total £m
Annual commitments under non-cancellable operating leases expiring:						
Within one year	0.1	0.2	**0.3**	0.1	0.2	**0.3**
Within two to five years	2.6	0.3	**2.9**	2.6	0.3	**2.9**
After five years	1.4	—	**1.4**	1.6	—	**1.6**
	4.1	0.5	**4.6**	4.3	0.5	**4.8**

	31 December 2003			30 September 2004		
	Land and Buildings £m	Other £m	Total £m	Land and Buildings £m	Other £m	Total £m
Annual commitments under non-cancellable operating leases expiring:						
Within one year	0.2	0.1	**0.3**	0.6	0.2	**0.8**
Within two to five years	2.2	0.2	**2.4**	1.4	0.1	**1.5**
After five years	1.8	—	**1.8**	1.9	—	**1.9**
	4.2	0.3	**4.5**	3.9	0.3	**4.2**

b) Contingent liabilities

At 31 December 2001, 31 December 2002, 31 December 2003 and 30 September 2004 a number of trading subsidiaries were defendants in various legal actions. In the opinion of the Directors, after taking appropriate legal advice, the outcome that such actions would give rise to a significant loss was considered remote

c) Capital commitments

There were no material capital commitments as at 31 December 2001, 31 December 2002, 31 December 2003 or 30 September 2004.

30. Related party transactions

a) Inter group transactions

Transactions with those subsidiary undertakings where 90 per cent. or more of their voting rights are controlled within the Future Group, and transactions that are eliminated on consolidation, are not disclosed as provided for in FRS8: Related Party Disclosures.

b) Purchase Option Deed

At the time of the acquisition of Future Network USA, Inc. (formerly Imagine Media) in June 1999 a number of institutional investors transferred, for nil consideration, 4,025,644 Ordinary Shares, to an escrow agent. Each of the institutional investors further granted an option ("the Option") to the then executive Directors conditional upon the aggregate value of the Ordinary Shares calculated over the period 1 January 2000 to 31 March 2000 ("the Earnout Period") exceeding a target market capitalisation value of £611,000,000 ("the Target Market Capitalisation") and exercisable on or before 31 May 2000, to acquire all or a proportion of the shares held in escrow ("the Earnout Shares") for nil consideration.

The executive Directors concerned have agreed to indemnify the Company and Future Network USA, Inc. in respect of any taxation suffered or incurred by either of them as a result of this agreement.

As the target market capitalisation was achieved, all 4,025,644 Ordinary Shares were held by the escrow agent for the executive Directors concerned.

Both Chris Anderson and Ian Linkins (former directors of the Company) exercised their option to acquire the Earnout Shares held in escrow for nil consideration during the year 2001 and Greg Ingham exercised his option in October 2002.

c Transactions between Chris Anderson (the former Executive Chairman of the Company), the Future Group and related parties in the year ended 31 December 2001

(i) The Imagine Acquisition

Under the terms of the Imagine acquisition agreement dated 25 June 1999 (the "Agreement"), the Company agreed to acquire the entire share capital of Imagine Media, Inc. ("Imagine") (whether issued or to be issued) in exchange for the issue of 33,863,147 Ordinary Shares in the capital of the Company.

To ensure that the Company received the full benefit of the goodwill of the business of Imagine, Chris Anderson undertook to be bound by certain restrictive covenants for a period of four years from 25 June 1999.

In addition, Chris Anderson gave warranties and indemnities, including those with respect to taxation, and made certain representations to the Company in respect of the Imagine acquisition. No claims have been made to date by the Company under the warranties or indemnities in the Agreement. The time limit for claims is on or before the expiration of the statute of limitations under US law in respect of taxation, and has now expired in respect of any other matters.

At 31 December 2001 10 per cent. of the Ordinary Shares issued (being 2,750,345 of the Ordinary Shares issued to Chris Anderson as part of the Imagine acquisition) were held by an escrow agent to satisfy any warranty or indemnity claims under the Agreement. Chris Anderson remains the legal and beneficial owner of the shares held in escrow. The escrow shares were to be released on 25 June 2003. Any liabilities of the Company under the Agreement, if the Company so elected, were to be satisfied solely by the issuance of Ordinary Shares. No liabilities had been identified under this Agreement.

At the date of the acquisition, Chris Anderson was the sole shareholder of Imagine. However, 17.2 per cent. of Imagine's share capital was under option to employees of Imagine. On a fully diluted basis, therefore, Imagine's share capital was owned as to 82.8 per cent. by Chris Anderson and as to 17.2 per cent. as by Imagine option holders.

The terms of the Imagine stock options provided that such options would lapse if the option holder left Imagine.

On and following the acquisition of Imagine, if such options lapsed on the employee leaving Imagine, the net effect would have been to reduce the total number of Ordinary Shares issued by the Company. To avoid this, the terms of the 1999 Plan provided for options to be "recycled"; if an option holder were to leave, their option entitlements were re-allocated to the shareholders and option holders of Imagine as at the date of acquisition, pro rata to their entitlement to shares.

Similarly, when such options were exercised, Imagine received the exercise monies from that option exercise. The receipt of exercise monies on option exercise was not one of the assets of Imagine agreed to be acquired by the Company.

Accordingly, there was at the date of acquisition left outstanding a loan ("the Option Loan") from Chris Anderson to Imagine which was equivalent to the aggregate value of all exercise monies payable to Imagine by Imagine option holders. (Other loans, which were in place between Chris Anderson and Imagine, were released on acquisition).

Pursuant to a debt satisfaction agreement dated 17 June 1999, Imagine then agreed to pay Chris Anderson the amount of such option exercise monies as and when received in satisfaction of principal and interest on the Option Loan. To the extent that insufficient exercise monies were received by Imagine to repay the Option Loan in full, the amount of the loan outstanding was to be released.

During the year ended 31 December 2001:

- the balance of the Option Loan including interest as at 1 January 2001 amounted to £1.9m.
- £0.2m was repaid to Chris Anderson in the period from 1 January 2001 to 31 December 2001.

- Interest accruing at 7 per cent. on the Anderson loan amounted to £0.2m.
- At 31 December 2001 the balance outstanding on the Option Loan amounted to £1.9m.
- At 31 December 2001 the total Exercise Receivable amounted to £0.8m.
- The Received Exercise Price amounted to £0.1m.

The net effect of each of these arrangements was to ensure that:

- the Company met its commitment to issue, in aggregate, 33,863,147 consideration shares to those persons who were shareholders or option holders of Imagine at the date of acquisition; and
- the exercise monies receivable by Imagine from those persons who held options over Imagine stock as at the date of the acquisition were transferred to Chris Anderson and are not retained by Imagine.

(ii) Snowball.com, Inc ("Snowball")

Chris Anderson was the chairman of Snowball which was listed on the NASDAQ stock exchange. At 31 December 2001, 43.5 per cent. of the shares in Snowball were held by Chris Anderson.

At 31 December 2001 Imagine held for its own benefit 37,625 shares in Snowball, being 2.0 per cent. These shares are included in the balance sheet as at 31 December 2001 at nil value (note 12).

In addition, at 31 December 2001 Imagine held 11,241 shares for the benefit of employees. During the year ended 31 December 2001 48,018 shares held for the benefit of employees were sold in order to satisfy obligations under the Imagine Supplemental Bonus Plan ("the Bonus Plan"). Employees who were employees of Imagine on the date of transfer of Snowball's assets from Imagine to Snowball were eligible to participate in this plan. The Bonus Plan provided that, in the event Snowball was sold or listed on a national securities exchange in the United States, each holder who was employed by Imagine at the time of such sale or at the time after such listing when Imagine may freely trade its shares would be entitled to receive a cash payment equal to the value of one share of Snowball stock for each vested bonus unit. Alternatively if the shares were listed and are freely transferable, Imagine could elect, if the employee requested, to transfer the shares in Snowball to such electing employee. Whilst Imagine was registered owner of the preferred stock in Snowball, the Bonus Plan provided that only participating employees would benefit economically from the aforementioned preferred stock in Snowball. To the extent that bonus units remained with participating employees they were excluded from the balance sheet of Imagine since there was a corresponding liability to remit a value equal to that investment to the employees. The Bonus Plan for Imagine employees also provided that, if a bonus unit did not become redeemable for any reason, such bonus unit would revert to Imagine, and be capitalised in investments. During the year ended 31 December 2001 4,729 shares reverted to Imagine.

(iii) TED Conferences LLC and Balthasar Online, Inc.

On 19 November 2001 the Future Group's US subsidiary, Imagine Media, Inc., disposed of its subsidiary, TED Conferences LLC and its minority interest in Balthasar Online, Inc. to The Sapling Foundation for a gross consideration of £4.0m as set out in note 27. The Sapling Foundation is a non-profit public benefit corporation established by Chris Anderson. Chris Anderson is The Sapling Foundation's sole director. However neither Chris Anderson, nor any member of his family is a beneficiary of The Sapling Foundation, whose purpose is to provide financial assistance to non-profit organisations involved in the furtherance of charity, science or education. At the time of the disposal, Chris Anderson resigned from the board of the Company.

31. Post balance sheet events

On 30 November 2004 the Future Group's UK subsidiary, Future Publishing Limited, acquired the title and goodwill of *What Laptop* for £0.65m in cash. For the year ended 30 September 2004 turnover was £0.8m and the profit attributable to those assets was £0.2m.

On 3 December 2004 Future Publishing Limited also acquired the entire issued share capital of Beach Magazines and Publishing Limited ("Beach") for an initial cash consideration of £1.5m and a further £1.5m deferred for one year, subject to the business meeting certain revenue targets. Beach publishes three titles, *Wedding Day, Junior* and *Junior Pregnancy & Baby*. For the 12 months ended 31 December 2003 turnover was £3.1m and operating profit was £0.2m.

Section B—Profit forecast for Future for the 12-month period to 30 September 2005

1 Future profit forecast and assumptions

(i) Future profit forecast

In its trading update dated 26 January 2005, Future stated that:

"At the operating level, first quarter profitability (in terms of adjusted operating profit as a percentage of turnover) was modestly ahead of that for the first quarter last year. Last year such profits represented approximately 44 per cent. of the total for the twelve months ended 30 September 2004. The Board expects that this strong seasonal quarter will account for a similarly significant portion of profitability for the current financial year to 30 September 2005."

This statement, and its repetition in paragraph 6 of Part I of this document is reported on in paragraphs 2, 3 and 4 of this Section B of Part II.

(ii) Basis of preparation

The profit forecast was prepared on the basis of the accounting policies normally adopted by Future, as detailed in Future's annual report for the period ended 30 September 2004. It included the results shown by unaudited management accounts for the 3 months ended 31 December 2004 and a forecast for the 9 months ending 30 September 2005. The repetition is also prepared on the basis of the accounting policies normally adopted by Future, as detailed in Future's annual report for the period ended 30 September 2004. It includes the results shown by unaudited management accounts for the 4 months ended 31 January 2005 and a forecast for the 8 months ending 30 September 2005. Adjusted operating profit has been used as opposed to profit before tax since the Future Directors regard adjusted operating profit (which excludes goodwill amortisation) as the single most important performance measure in assessing Future's profitability.

(iii) Assumptions

The profit forecast set out above is based on the following principal assumptions:

(a) assumptions about factors which the Future Directors can influence

1. That Future's business for the financial year to 30 September 2005 comprises only those businesses owned by Future as at 30 September 2004 together with 15 magazines subsequently acquired in the UK and one title in the US. The UK magazines acquired since 30 September 2004 are *What Laptop*, *Junior*, *Junior Pregnancy & Baby* and *Wedding Day*; and the 11 motoring enthusiast titles acquired by way of the acquisition of A&S Publishing Limited. The US title acquired is *Snowboard Journal*.
2. That the Future Group will spend in the region of £2 million on magazine launches during the financial year to 30 September 2005.
3. That the Future Group will incur capital expenditure of up to £2 million during the financial year to 30 September 2005.

(b) assumptions about factors which are exclusively outside the influence of the Future Directors

1. That there will be no change in the legislative arrangements under which magazines are currently distributed and sold in the UK, US, France and Italy.
2. That there will be no change in the fiscal arrangements governing sales taxes in those countries (such as Value Added Tax and sales taxes in the US).
3. That there will be no significant strengthening or weakening in the average US Dollar: sterling and Euro: sterling exchange rates for the year to 30 September 2005 compared with the corresponding average rates for the twelve months ended 30 September 2004.
4. That there will be no material weakness in the UK or US economies sufficient to cause damage to consumer magazine markets in general.

2. **Letter from PricewaterhouseCoopers, in relation to the Future profit forecast, prepared for the purposes of the Code and the Listing Rules**



PricewaterhouseCoopers LLP
31 Great George Street
Bristol BS1 5QD

The Directors
Future plc
Beauford Court
30 Monmouth Street
Bath BA1 2BW

Morgan Stanley & Co. Limited
25 Cabot Square
Canary Wharf
London E14 4QA

11 March 2005

Dear Sirs

Future plc (the "Company")

The Company has made the following statement (the "Profit Forecast") which is set out in paragraph 1 of Section B of Part II of the listing particulars (the "Listing Particulars") of today's date:

"At the operating level, first quarter profitability (in terms of adjusted operating profit as a percentage of turnover) was modestly ahead of that for the first quarter last year. Last year such profits represented approximately 44 per cent. of the total for the twelve months ended 30 September 2004. The Board expects that this strong seasonal quarter will account for a similarly significant portion of profitability for the current financial year to 30 September 2005."

We have reviewed the basis of compilation and the accounting policies for the profit forecast. We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the United Kingdom Auditing Practices Board. Our work in connection with the profit forecast has been undertaken solely for the purpose of reporting under paragraph 12.24 of the Listing Rules and Rule 28.3(b) of the City Code.

This letter has been prepared for use solely in connection with the Listing Particulars and our responsibility under the requirements and rules of the UK Listing Authority (the "UKLA") and the Panel on Takeovers and Mergers (the "Panel"). This letter has not been prepared in connection with the filing of a registration statement with the United States Securities and Exchange Commission. Furthermore, it is provided solely on the basis and in accordance with standards and practices established in the United Kingdom. This letter is included in the Listing Particulars to comply with the requirements and rules of the UKLA and the Panel. Professional standards in the United States of America do not permit expression of an opinion on the Profit Forecast, for general use or in connection with the Listing Particulars because such information presents a "deficient presentation" of forward-looking financial statements. Accordingly, US recipients should read this letter only in the context of the United Kingdom requirements and standards under which it has been prepared. If US recipients are not knowledgeable about these United Kingdom requirements and standards, they should not rely upon this letter.

Responsibility

The Profit Forecast, for which the Directors of the Company are solely responsible, is based on the results shown by unaudited management accounts for the 3 months ended 31 December 2004 and a forecast for the 9 months ending 30 September 2005. It has been restated based on the results shown by unaudited management accounts for the 4 months ended 31 January 2005 and a forecast for the 8 months ending 30 September 2005.

Opinion

In our opinion the Profit Forecast has been properly compiled on the basis stated and the basis of accounting is consistent with the accounting policies of the Company.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

3. **Letter from Morgan Stanley, as financial adviser to Future, in relation to the Future Profit Forecast, prepared for the purposes of the Code**

Morgan Stanley & Co. Limited

25 Cabot Square
Canary Wharf
London E14 4QA

tel +44 (0)20 7425 8000
fax +44 (0)20 7425 8990
telex 8812564

MorganStanley

The Directors
Future plc
Beauford Court
30 Monmouth Street
Bath BA1 2BW

11 March 2005

Dear Sirs

Report in Connection with the Acquisition of Highbury House Communications plc

We refer to the statements regarding financial performance for the 12-month period to 30 September 2005 of Future plc (the "Profit Forecast") set out in paragraph 1 of Section B of Part II of the listing particulars (the "Listing Particulars") of today's date and to the assumptions in respect of the Profit Forecast set out in paragraph 1 Section B of Part II of the Listing Particulars.

We have discussed the Profit Forecast, together with the bases and assumptions upon which it has been made, with you and PricewaterhouseCoopers LLP ("PwC") and have considered the letter of today's date addressed to you and to us from PwC regarding the accounting policies adopted and calculations made in arriving at the Profit Forecast.

On the basis of these discussions and having regard to that letter, we consider that the Profit Forecast, for which the directors of Future plc are solely responsible, has been made with due care and consideration.

This report is provided to you solely in connection with Rule 28.3 of the City Code and for no other reason. We accept no responsibility, and to the fullest extent permitted by law, exclude all liability to any other person other than to you, in your capacity as directors of Future plc.

Yours faithfully

Morgan Stanley & Co. Limited

Registered in England and Wales, No. 2164628.
Registered Office: 25 Cabot Square, Canary Wharf, London E14 4QA
Regulated by the Financial Services Authority

4. **Letter from Morgan Stanley, as sponsor, in relation to the Future Profit Forecast, prepared for the purposes of the Listing Rules**

Morgan Stanley & Co. Limited

25 Cabot Square
Canary Wharf
London E14 4QA

MorganStanley

tel +44 (0)20 7425 8000
fax +44 (0)20 7425 8990
telex 8812564

The Directors
Future plc
Beauford Court
30 Monmouth Street
Bath BA1 2BW

11 March 2005

Dear Sirs

We refer to the statements regarding financial performance for the 12-month period to 30 September 2005 of Future plc (the "Profit Forecast") set out in paragraph 1 of Section B of Part II of the listing particulars (the "Listing Particulars") of today's date and to the assumptions in respect of the Profit Forecast set out in paragraph 1 of Section B of Part II of the Listing Particulars.

We have discussed the Profit Forecast, together with the bases and assumptions upon which it has been made, with you and PricewaterhouseCoopers LLP ("PwC") and have considered the letter of today's date addressed to you and to us from PwC regarding the accounting policies adopted and calculations made in arriving at the Profit Forecast.

On the basis of these discussions and having regard to that letter, we consider that the Profit Forecast, for which the directors of Future plc are solely responsible, has been made after due and careful enquiry by Future plc.

This letter is being delivered to you for the purposes of Rule 2.19 of the UKLA Listing Rules and may be included in the Listing Particulars solely for the purposes of that Rule.

Yours faithfully

Morgan Stanley & Co. Limited

PART III

FINANCIAL INFORMATION RELATING TO HIGHBURY

The financial information on Highbury in this Part III is in four sections:

Section A sets out financial information for the three years ended 31 December 2003 extracted from Highbury's audited consolidated financial statements without material adjustment.

Section B sets out Highbury's unaudited interim financial information for the six months ended 30 June 2004.

Section C sets out the profit estimate of Highbury dated 11 February 2004 and the reports and letters from Deloitte & Touche LLP, Close Brothers and Morgan Stanley in relation thereto.

Section D sets out the unaudited restatements under the accounting policies applied by Future of the consolidated profit/(loss) before tax, tax and profit/(loss) after tax of Highbury for each of the three years ended 31 December 2003 and the six months ended 30 June 2004 and its consolidated net assets as at the end of those periods, and the profit estimate for the year ended 31 December 2004, prepared under the accounting policies applied by Highbury, together with a report from PricewaterhouseCoopers LLP related thereto

Section A—Historical financial information relating to Highbury

The financial information in this Section A is extracted from Highbury's audited consolidated financial statements for the three years ended 31 December 2003 without material adjustment.

The financial information for the year ended 31 December 2001 was restated in Highbury's consolidated financial statements for the year ended 31 December 2002 for the adoption of Financial Reporting Standard No.19 "Deferred Taxation" and the restated figures for the year ended 31 December 2001 have been extracted without material adjustment from Highbury's 2002 annual report.

The financial information for the year ended 31 December 2002 was restated in Highbury's consolidated financial statements for the year ended 31 December 2003 in respect of revenue recognition and the treatment of marketing costs and the restated figures for the year ended 31 December 2002 have been extracted without material adjustment from Highbury's 2003 annual report.

The financial information given in this Section A of Part III does not constitute statutory accounts within the meaning of section 240 of the Act.

Highbury's auditors for the year ended 31 December 2003 were Deloitte & Touche LLP, Chartered Accountants and Registered Auditors of Stonecutter Court, 1 Stonecutter Street, London EC4A 4TR. Highbury's auditors for the two years ended 31 December 2002 were Deloitte & Touche, Chartered Accountants and Registered Auditors of Stonecutter Court, 1 Stonecutter Street, London EC4A 4TR. Statutory accounts for Highbury in respect of the three years ended 31 December 2003, on which unqualified audit reports have been given in accordance with Section 235 of the Act, have been delivered to the Registrar of Companies. Other than the financial information in this Section A of Part III no other information relating to Highbury in this document has been audited.

Group Profit and Loss Account
3 years ended 31 December 2003

	2001 restated £'000	2002 as reported £'000	2002 restated £'000	2003 as reported £'000
Turnover				
Continuing operations—Existing operations	95,692	94,214	93,644	91,508
Continuing operations—Acquisitions	—	—	—	16,589
Total turnover for continuing operations	95,692	94,214	93,644	108,097
Discontinued operations	4,763	—	—	—
Total turnover	100,455	94,214	93,644	108,097
Cost of sales	(62,837)	(57,098)	(56,654)	(71,435)
Gross profit	37,618	37,116	36,990	36,662
Administrative expenses before amortisation and impairment of intangible assets and before exceptional costs	(26,396)	(25,571)	(25,571)	(26,526)
Reorganisation costs	(300)	(600)	(600)	(2,808)
Provision for loss on disposal of property			—	(537)
Goodwill amortisation	(1,573)	(2,023)	(2,023)	(1,517)
Goodwill and intangible exceptional impairment	—	—	—	(27,013)
Total amortisation and impairment of intangible assets and exceptional items	(1,873)	(2,623)	(2,623)	(31,875)
Total administrative expenses	(28,269)	(28,194)	(28,194)	(58,401)
Operating profit before amortisation and impairment of intangible assets and before exceptional costs	11,222	11,545	11,419	10,136
Total amortisation and impairment of intangible assets and exceptional items	(1,873)	(2,623)	(2,623)	(31,875)
Continuing operations—Existing operations	9,447	8,922	8,796	(24,262)
Continuing operations—Acquisitions	—	—	—	2,523
Operating profit/(loss) for the continuing operations	9,447	8,922	8,796	(21,739)
Operating loss for discontinued operations	(98)	—	—	—
Group operating profit/(loss)	9,349	8,922	8,796	(21,739)
Share of operating loss in associate company	(552)	(346)	(346)	(252)
Amortisation of goodwill in respect of associates	(182)	(305)	(305)	(152)
Impairment of goodwill in respect of associates	—	—	—	(756)
	(734)	(651)	(651)	(1,160)
Total operating profit/(loss)	8,615	8,271	8,145	(22,899)
Interest receivable and similar income	74	47	47	60
Interest payable and similar charges	(1,748)	(1,478)	(1,478)	(2,886)
Profit/(loss) on ordinary activities before taxation	6,941	6,840	6,714	(25,725)
Taxation on profit/(loss) on ordinary activities	(1,777)	(3,141)	(3,097)	(1,899)
Profit/(loss) on ordinary activities after taxation	5,164	3,699	3,617	(27,624)
Equity minority interests	10	(54)	(54)	—
Profit/(loss) attributable to parent company shareholders	5,174	3,645	3,563	(27,624)
Dividends paid and proposed on equity shares	(1,705)	(2,137)	(2,137)	(2,289)
Retained profit/(loss) for the year	3,469	1,508	1,426	(29,913)

Statement of Total Recognised Gains and Losses

	2001 restated £'000	2002 as reported £'000	2002 restated £'000	2003 as reported £'000
Profit/(loss) for the financial year	5,174	3,645	3,563	(27,624)
Currency translation differences	(451)	33	33	(7)
Total recognised gains and losses relating to the year	4,723	3,678	3,596	(27,631)
Prior year adjustment relating to revenue recognition (note 1(c))		(1,300)		(793)
Prior year adjustment relating to marketing costs (note 1(o))		—		(129)
Total gains and losses recognised since last annual report		2,378		(28,553)

A reconciliation of equity shareholders' funds is given in note 24.

Group Balance Sheet

	Note	2001 restated £'000	2002 as reported £'000	2002 restated £'000	2003 as reported £'000
Fixed assets					
Intangible assets	9	138,613	136,977	136,977	152,426
Tangible assets	10	10,283	9,417	9,417	7,136
Investments	11	1,758	1,227	1,227	229
		150,654	147,621	147,621	159,791
Current assets					
Stocks	13	1,403	1,190	1,190	1,556
Debtors: amounts falling due within one year	14	24,187	22,180	19,183	28,279
Cash at bank and in hand		807	2,195	2,195	1,679
		26,397	25,565	22,568	31,514
Creditors: amounts falling due within one year	16	(27,410)	(24,460)	(22,385)	(39,116)
Net current (liabilities)/assets		(1,013)	1,105	183	(7,602)
Total assets less current liabilities		149,641	148,726	147,804	152,189
Creditors: amounts falling due after more than one year	17	(22,118)	(19,753)	(19,753)	(52,255)
Net assets		127,523	128,973	128,051	99,934
Capital and reserves					
Called up share capital	22	14,227	14,244	14,244	14,948
Share premium account	23	47,228	47,253	47,253	48,984
Merger reserve	23	49,599	48,450	48,450	24,761
Shares to be issued	23	4,100	4,000	4,000	3,458
Profit and loss account	23	12,246	14,936	14,014	7,783
Equity shareholders' funds	23	127,400	128,883	127,961	99,934
Minority interests		123	90	90	—
		127,523	128,973	128,051	99,934

Group Cash Flow Statement
3 years ended 31 December 2003

	2001 restated £'000	2002 as reported £'000	2002 restated £'000	2003 as reported £'000
Net cash inflow from operating activities	5,149	11,673	11,673	8,049
Returns on investments and servicing of finance				
Intetest paid	(1,742)	(1,477)	(1,477)	(1,359)
Interest received	74	47	47	60
Interest element of finance lease payments	(6)	(1)	(1)	(2)
Net cash outflow from returns on investments and servicing of finance	(1,674)	(1,431)	(1,431)	(1,301)
Taxation				
Corporation tax paid	(1,544)	(2,885)	(2,885)	(1,774)
Free cash flow	1,931	7,357	7,357	4,974
Capital expenditure and financial investment				
Payments to acquire tangible fixed assets	(1,520)	(1,317)	(1,317)	(1,561)
Receipts from sale of tangible fixed assets	127	9	9	2,133
Payments to acquire intangible fixed assets	—	(385)	(385)	(574)
Loans to associate companies	(10)	(442)	(442)	(144)
Purchase on investments	(2)	—	—	—
Additional investment in associated undertaking	(226)	—	—	(18)
Net cash outflow for capital expenditure and financial investment	(1,631)	(2,135)	(2,135)	(164)
Acquisitions and disposals				
Payments to acquire subsidiaries	(6,857)	(249)	(249)	(37,342)
Net cash acquired with subsidiaries	—	—	—	478
Receipts from sale of subsidiaries	260	200	200	—
Payments of deferred consideration	(228)	(733)	(733)	(440)
Net cash outflow for acquisitions and disposals	(6,825)	(782)	(782)	(37,304)
Equity dividends paid	(1,492)	(1,884)	(1,884)	(2,251)
Net cash (outflow)/inflow before financing	(8,017)	2,556	2,556	(34,745)
Financing				
Proceeds from new borrowings	4,000	—	—	38,250
Expenses paid in connection with new borrowings	—	—	—	(1,258)
Repayments of borrowings	—	(1,750)	(1,750)	(750)
Proceeds from issue of shares	155	42	42	—
Capital element of finance lease payments	(122)	(79)	(79)	(44)
Net cash inflow/(outflow) from financing	4,033	(1,787)	(1,787)	36,198
(Decrease)/increase in cash	(3,984)	769	769	1,453

Notes to the Cash Flow Statement

(a) Net cash inflow from operating activities

	2001 restated (note 15)	2002 as reported	2002 restated (notes 1(c) and 1(o))	2003 as reported
	£'000	£'000	£'000	£'000
Operating profit/(loss)	9,349	8,922	8,796	(21,739)
Depreciation charges	1,635	1,645	1,645	1,629
Provision for loss on disposal of fixed assets	—	300	309	530
Amortisation of goodwill	1,573	2,023	2,023	1,517
Impairment of intangible assets	4	9	—	27,013
(Decrease)/increase in deferred income	(907)	(1,129)	(1,083)	56
Decrease in Stocks	18	213	213	16
Decrease/(increase) in Debtors	174	988	1,494	(2,061)
(Decrease)/increase in Creditors	(6,697)	(1,298)	(1,724)	1,088
Net cash inflow from operating activities	5,149	11,673	11,673	8,049

(b) Reconciliation of net cash flow to movement in net debt

	2001 restated (note 15)	2002 as reported	2002 restated (notes 1(c) and 1(o))	2003 as reported
	£'000	£'000	£'000	£'000
(Decrease)/increase in cash in the year	(3,984)	769	769	1,453
Cash (inflow)/outflow from debt and lease financing	(3,878)	1,829	1,829	(36,198)
Changes in net debt resulting from cash flows	(7,862)	2,598	2,598	(34,745)
Loan notes issued	—	—	—	(4,076)
Amortisation of finance issue costs	—	—	—	(93)
Finance leases acquired with subsidiaries	(9)	—	—	(6)
Foreign exchange translation	(80)	—	—	—
Movement in net debt in the year	(7,951)	2,598	2,598	(38,920)
Net debt at 1 January 2003	(17,654)	(25,605)	(25,605)	(23,007)
Net debt at 31 December 2003	(25,605)	(23,007)	(23,007)	(61,927)

(c) Analysis of net debt

2003

	1 January 2003	Cash flow	Non-cash items	Acquired with subsidiaries	31 December 2003
	£'000	£'000	£'000	£'000	£'000
Cash at bank and in hand	2,195	(516)	—	—	1,679
Overdrafts	(5,410)	1,969	—	—	(3,441)
Total cash	(3,215)	1,453	—	—	(1,762)
Loan debt due within one year	—	(4,000)	—	—	(4,000)
Loan debt due after one year	(19,750)	(32,242)	(93)	—	(52,085)
Issue of loan notes	—	—	(4,076)	—	(4,076)
Finance leases	(42)	44	—	(6)	(4)
Total borrowings	(19,792)	(36,198)	(4,169)	(6)	(60,165)
Net debt	(23,007)	(34,745)	(4,169)	(6)	(61,927)

2002

	1 January 2002	Cash flow	Non-cash items	Acquired with subsidiaries	31 December 2002
	£'000	£'000	£'000	£'000	£'000
Cash at bank and in hand	807	1,388	—	—	2,195
Overdrafts	(4,791)	(619)	—	—	(5,410)
Total cash	(3,984)	769	—	—	(3,215)
Loan debt due within one year	(21,500)	1,750	—	—	(19,750)
Loan debt due after one year	—	—	—	—	—
Issue of loan notes	—	—	—	—	—
Finance leases	(121)	79	—	—	(42)
Total borrowings	(21,621)	1,829	—	—	(19,792)
Net debt	(25,605)	2,598	—	—	(23,007)

Notes to the Accounts
3 years ended 31 December 2003

1 Accounting policies

(a) Basis of preparation

The Highbury Group financial information was prepared under the historical cost convention, and in accordance with applicable United Kingdom accounting standards.

(b) Basis of consolidation

The Highbury Group financial information consolidates the financial information of Highbury and all its subsidiary undertakings at 31 December using acquisition accounting. The results of subsidiary undertakings acquired or disposed of during the financial year are included from, or up to, the effective date of acquisition or disposal.

(c) Turnover

Turnover represents the amounts derived from the provision of goods and services which fall within the Group's ordinary activities, stated net of value added tax.

In 2003, the Highbury Group changed its accounting policy for revenue recognition to recognise revenue for consumer publications using the on-sale date, and for business publications, the mailing date. Previously, the Highbury Group recognised revenue when consumer publications were dispatched to the distributor and Highbury business publications when they were sent to press. This policy change harmonises the Highbury Group's accounting policy following the Highbury Group's recent acquisitions and the new policy is widely adopted in the publishing sector. The impact of the change in policy for the year to 31 December 2003 is to increase retained profit and shareholders' funds by £274,000.

The impact of the restatement on the consolidated financial statements in the year ended 31 December 2002 is to decrease profit attributable to parent company shareholders by £110,000 arising from a decrease turnover of £570,000, a decrease cost of sales of £404,000 and a decrease in the taxation charge of £56,000. There is a reduction in shareholders funds of £793,000 as at 31 December 2002 arising from a reduction in debtors of £2,813,000 and a reduction in creditors due within one year of £2,020,000.

(d) Depreciation

Depreciation on tangible fixed assets other than freehold land is provided at rates calculated to write off the cost less estimated residual value of each asset over its estimated useful life as follows:

Freehold buildings	2.5 per cent. per annum on the cost
Short leasehold properties	Over the term of the lease on a straight line basis
Fixtures & fittings	15 per cent. to 25 per cent. per annum on a reducing balance basis
Motor vehicles	25 per cent. per annum on a reducing balance basis
Computer equipment	25 per cent. per annum on a straight line basis

Where there is evidence of impairment, fixed assets are written down to recoverable amount. Any such write down is charged to operating profit.

(e) Intangible fixed assets

Acquired publishing rights which have an indefinite life are recorded at cost or fair value on acquisition and are not revalued. The Highbury Directors consider that as the economic life of these assets is indefinite, no amortisation charge is required in the profit and loss account. Their carrying value is reviewed annually by the Highbury Directors and provision is made for any impairment identified. Acquired publishing rights which have a definite life are recorded at cost in the balance sheet and amortised over their estimated useful economic life. Internally developed titles are not valued in the balance sheet.

Publishing rights purchased other than as part of a business acquisition are recorded at cost, being consideration paid including associated expenses and liabilities assumed.

1 Accounting policies (Continued)

(f) Goodwill

Positive goodwill is the excess of the cost of an acquired entity over the aggregate of the fair values of the entity's identifiable assets and liabilities. Positive goodwill is recorded as an asset and amortised evenly over its estimated useful economic life of between 5 and 20 years for the individual businesses acquired. In addition, provision is made for any impairment identified.

(g) Associated undertakings

Companies in which the Highbury Group's voting rights are below 50 per cent., such that the Highbury Group does not exercise dominant influence, are accounted for using the net equity method. The share of profits and net assets/liabilities accounted for is based on the economic interest held by the Highbury Group in each associated undertaking.

(h) Stocks

Stocks are valued at the lower of purchase cost and net realisable value.

(i) Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. Any gains and losses on translation of these balances are taken to the profit and loss account. Profit and loss accounts for subsidiary undertakings are converted into sterling at the average daily rate of exchange for the year, with the year-end adjustment to closing rates taken to reserves.

(j) Leasing and hire purchase commitments

Leases are regarded as finance leases where their terms give rights approximating ownership. Assets held under finance leases are capitalised at the fair value of the assets at inception of the leases, with an equivalent liability categorised under creditors due within and after one year. Assets are depreciated over the shorter of the lease term and their useful economic life. Finance charges are allocated to future accounting years over the life of the lease to produce a constant rate of return on the outstanding balance.

Rentals under operating leases are charged on a straight line basis over the lease term.

(k) Taxation

Corporation tax payable is provided on taxable profits at the current rate.

Since 2002, deferred tax has been recognised in respect of all timing differences where transactions that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognised when, on the basis of all available evidence, it is likely that there will be suitable taxable profits from which the reversal of the timing differences can be deducted. Deferred tax assets and liabilities are not discounted.

The accounting policy used in prior years was to use the liability method on all timing differences to the extent that it is probable that the liability and asset will materialise.

(l) Financial instruments

In line with Financial Reporting Statement 13 "Derivatives and other financial instruments: Disclosures", note 22 of these financial statements includes additional disclosure in respect of financial instruments. It is, and has been throughout the period under review, the Highbury Group's policy that no trading in financial instruments shall be undertaken. There have been no changes in the policies adopted by the Highbury Group since the previous year-end and after the balance sheet date. This position is reviewed by management on an on-going basis. The interest rate cap is not revalued to fair value nor shown in the Highbury Group balance sheet at year-end as it is used as a hedging instrument.

1. **Accounting policies (Continued)**

(n) Finance costs

The costs of arranging bank loans and similar financial instruments are capitalised in accordance with Financial Reporting Standard 4 and deducted from the total amount of the debt in the balance sheet. The finance costs are amortised to the profit and loss account over the term of the debt on a straight line basis.

(n) Pensions

Pensions are provided to certain employees through defined contribution scheme and the Highbury Group has a stakeholder pension scheme available to employees. The assets of the funded defined contribution schemes are held independently of the Highbury Group by insurance companies.

The amount charged to the profit and loss account is the amount of contributions payable in the period.

The Highbury Group does not operate any defined benefit schemes.

(o) Marketing costs

In 2001 and 2002, the Highbury Group's policy in respect of marketing costs was to capitalise eligible marketing costs and amortise such costs over the expected period of benefit. In 2003, this policy was changed such that marketing expenditure is now expensed as incurred.

The impact of the restatement on the consolidated financial statements in the year ended 31 December 2002 is an increase in profit attributable to parent company shareholders for the year of £28,000 arising from a decrease in cost of sales of £40,000 and a decrease in the taxation charge of £12,000. There is a reduction in shareholders funds of £129,000 as at 31 December 2002, arising from a reduction in debtors of £184,000 and a reduction in creditors due within one year of £55,000, which would otherwise have been expensed in the year ended 31 December 2003.

2. **Turnover and segmental analysis**

The Highbury Group operates in three principal areas of activity, that of publishing income derived from advertising and circulation sales and related services, internet services and database management services.

The Highbury Group's source of revenue is principally from the United Kingdom with the exception of several of its titles whose advertising is sold from its South African and United States operations and several titles whose circulation revenue derives from sales in Germany, South Africa and the United States. The Highbury Group's clients are based worldwide.

The Highbury Group's associated undertaking, Internet Advertising Limited (trading as Easypress Technologies), is a supplier of internet software services and operates mainly in the United Kingdom. The Highbury Group's share of Internet Advertising Limited's loss, including amortisation and impairment of goodwill, is £1,160,000 (2002: £651,000; 2001: £734,000). The share of net assets including goodwill at 31 December 2003 is £145,000 (2002: £1,143,000; 2001: £1,352,000).

2 Turnover and segmental analysis (Continued)

	2001 restated £'000	2002 as reported £'000	2002 restated £'000	2003 as reported £'000
Turnover by geographical destination				
United Kingdom	74,233	70,758	70,391	82,965
Rest of Europe	11,255	10,222	10,244	9,935
Rest of World	14,997	13,234	13,009	15,197
Total	100,455	93,214	93,644	108,097
Turnover by geographical source				
United Kingdom	93,355	86,377	86,043	98,783
Rest of World	7,100	7,837	7,601	9,314
Total	100,455	94,214	93,644	108,097
Turnover by class of business				
Consumer publishing and related activities—existing operation	98,340	92,948	52,133	52,635
Consumer publishing and related activities—acquisitions	277	—	—	16,589
Consumer publishing and related activities—total	98,617	92,948	52,133	69,224
Business publishing and related activities—existing operations	—	—	36,647	34,344
Database management and internet services	2,188	2,074	5,900	5,718
Turnover between classes of business	(350)	(808)	(1,036)	(1,189)
	100,455	94,214	93,644	108,097

2003—Group operating profit/(loss) by class of business before and after amortisation of intangible assets and exceptional items

	Operating profit before amortisation and impairment of intangible assets and before exceptional costs £'000	Total amortisation and impairment of intangible assets and exceptional items £'000	Total £'000
Consumer publishing and related activities—existing operations	8,139	(16,153)	(8,014)
Consumer publishing and related activities—acquisitions	2,890	(367)	2,523
Consumer publishing and related activities—total	11,029	(16,520)	(5,491)
Business publishishing and related activities—existing operations	1,202	(15,194)	(13,992)
Database management and internet services	(137)	(161)	(298)
Central costs	(1,958)	—	(1,958)
	10,136	(31,875)	(21,739)

2 Turnover and segmental analysis (Continued)

2002—Group operating profit/(loss) by class of business before and after amortisation of intangible assets and exceptional items

	Operating profit before amortisation and impairment of intangible assets and before exceptional costs (restated)	Total amortisation and impairment of intangible assets and exceptional items	Total (restated)
	£'000	£'000	£'000
Consumer publishing and related activities—existing operations	8,814	(1,186)	7,628
Consumer publishing and related activities—acquisitions	—	—	—
Consumer publishing and related activities—total	8,814	(1,186)	7,628
Business publishing and related activities—existing operations	3,502	(1,276)	2,226
Database management and internet services	678	(161)	517
Central costs	(1,575)	—	(1,575)
	11,419	(2,623)	8,796

This analysis is not available for 2001.

2002—Group operating profit by class of business

	Total
	£'000
Publishing sales and related activities	11,671
Internet services	—
Database management services	(126)
Sub total	11,545
Amortisation of intangibles	(2,023)
Reorganisation costs	(600)
Group operating profit	8,922

2001—Group operating profit/(loss) by class of business

	Continuing operations			
	Existing activities	Acquisitions	Discontinued operations	Total
	£'000	£'000	£'000	£'000
Publishing sales and related activities	10,267	1,101	(98)	11,270
Internet services	(225)	—	—	(225)
Database management services	177	—	—	177
Sub total	10,219	1,101	(98)	11,222
Amortisation of intangibles	(1,593)	—	—	(1,593)
Reorganisation costs	(300)	—	—	(300)
Group operating profit	8,326	1,101	(98)	9,329

The above analysis is not available for 2003.

2. Turnover and segmental analysis (Continued)

	2001 restated	2002 as reported	2002 restated	2003 as reported
	£'000	£'000	£'000	£'000
Group operating profit/(loss) by geographical source				
United Kingdom	8,310	7,740	7,684	(22,768)
Rest of the world	1,039	1,182	1,112	1,029
	9,349	8,922	8,796	(21,739)

2003—Group operating profit/(loss) is analysed between existing and acquired operations as follows:

	Continuing operations			
	Acquisitions 2003	Existing 2003	Total 2003	Total 2002 (restated)
	£'000	£'000	£'000	£'000
Turnover	16,589	91,508	108,097	93,644
Cost of sales	(10,823)	(60,612)	(71,435)	(56,654)
Gross profit	5,766	30,896	36,662	36,990
Administrative expenses	(3,243)	(55,158)	(58,401)	(28,194)
Operating profit/(loss)	2,523	(24,262)	(21,739)	8,796

2002—Group operating profit/(loss) is analysed between continuing and discontinued operations as follows:

	Total continuing operations 2002	Continuing operations 2001 (restated)	Discontinued operations 2001 (restated)	Total 2001 (restated)
	£'000	£'000	£'000	£'000
Turnover	94,214	95,692	4,763	100,455
Cost of sales	(57,098)	(58,415)	(4,422)	(62,837)
Gross profit	37,116	37,277	341	37,618
Administrative expenses	(28,194)	(27,830)	(439)	(28,269)
Group operating profit/(loss)	8,922	9,447	(98)	9,349

2001—This analysis is not available for 2001 before restatement.

	2001 restated	2002 as reported	2002 restated	2003 as reported
	£'000	£'000	£'000	£'000
Net assets by class of business				
Consumer publishing and related activities	151,992	150,274	98,116	125,501
Business publishing and related activities	1,352	1,143	49,006	32,505
Database management and internet services	1,254	957	5,227	3,443
	154,598	152,374	152,349	161,449
Unallocated net borrowings, tax liabilities and dividends	(27,075)	(23,401)	(24,298)	(61,515)
Total net assets	127,523	128,973	128,051	99,934
Net assets by geographical area				
United Kingdom	126,207	127,374	126,452	98,598
Rest of the world	1,316	1,599	1,599	1,336
Total	127,523	128,973	128,051	99,934

3 Interest payable and similar charges

	2001 restated £'000	2002 as reported £'000	2002 restated £'000	2003 as reported £'000
On bank loans and overdrafts	1,742	1,477	1,477	2,297
On loan notes and guarantees	—	—	—	97
Finance charges payable under finance leases and hire purchase contracts	6	1	1	2
Amortisation of finance issue costs	—	—	—	93
Exceptional finance related professional fees	—	—	—	397
	1,748	1,478	1,478	2,886

4 Profit/(loss) on ordinary activities before taxation

	2001 restated £'000	2002 as reported £'000	2002 restated £'000	2003 as reported £'000
Amortisation of goodwill	1,573	2,023	2,023	1,517
Impairment of goodwill and intangible assets	—	—	—	27,013
Amortisation of goodwill in respect of associated undertakings	182	305	305	152
Impairment of goodwill in respect of associated undertakings	—	—	—	756
Depreciation of owned assets	1,599	1,630	1,630	1,606
Depreciation of assets held under finance leases	36	15	15	23
Auditors' remuneration—audit services	150	156	156	284
Auditors' remuneration—non-audit services	32	54	54	291
Auditors' remuneration—RSM Robson Rhodes	90	—	—	—
Operating lease rentals	1,411	1,193	1,193	1,259

The non-audit services relate to tax compliance services £42,000 (2002: £54,000; 2001: £nil), financing related services £249,000 (2002: £nil; 2001: £nil) and the issue of shares and acquisitions (2001: £32,000, other years: £nil).

Amounts not charged to operating profit paid to the auditors in connection with acquisitions were £981,000 in 2003 (2002: £nil; 2001: £35,000).

All audit and non-audit fees paid to the auditors are borne by Highbury.

5. Staff costs

Particulars of employees, including directors, are as shown below:

	2001 restated £'000	2002 as reported £'000	2002 restated £'000	2003 as reported £'000
Employee costs during the year amounted to:				
Wages and salaries	25,272	24,935	24,935	30,252
Social security costs	2,454	2,309	2,309	2,934
Pension costs	516	535	535	596
	28,242	27,779	27,779	33,782

See note 20 for details of the pension arrangements.

5. **Staff costs (Continued)**

The average number of persons employed by the Highbury Group was as follows:

	2001 restated	2002 as reported	2002 restated	2003 as reported
	No.	No.	No.	No.
Production, editorial and design	336	348	348	485
Finance and administration	246	242	242	272
Sales	358	353	353	426
	940	943	943	1,183

Report by the Board to shareholders on Directors' Remuneration

This report has been prepared in accordance with the Directors' Remuneration Report Regulations 2002 which introduced new statutory requirements for the disclosure of directors' remuneration in respect of periods ending on or after 31 December 2003. The report also meets the relevant requirements of the Listing Rules.

The Remuneration Committee

The remuneration committee of the board of directors of Highbury comprises the non-executive Highbury Directors. The remuneration committee has written terms of reference and meets regularly to determine Highbury's policy on remuneration of the executive Highbury Directors and the specific remuneration packages of each of the executive Highbury Directors. Non-executive Highbury Directors' remuneration is determined by the board of Highbury as a whole.

From time to time the remuneration committee may seek the views of the executive chairman of Highbury in considering remuneration matters.

Policy on Remuneration of Executive Directors

Highbury aims to ensure that remuneration packages offered are competitive and designed to attract, retain and motivate Highbury Directors of the right calibre. In carrying out this function, the remuneration committee makes reference, where appropriate, to external evidence of remuneration levels in other companies. Where elements of remuneration are dependent on performance, the remuneration committee is responsible for assessing whether the targets have been achieved. Highbury believes that it is important that a significant proportion of board remuneration is delivered through performance related elements, such as the annual bonus, share options, and long term incentives as described above. For example, for the executive Highbury Directors at target performance, approximately 20 per cent. of remuneration (excluding share options) is performance related. The future long term incentive plan being considered is intended to increase the percentage of pay that is performance related.

This policy has been consistently applied throughout 2003 and it is the current intention that it will continue to apply during 2004 and subsequent financial years, subject to an ongoing review against market practice and relevant guidance. Highbury Group performance targets were not met in 2003.

The main components of Highbury Directors' remuneration, including Highbury's policy in operating these components are described below.

(i) Basic Salary

Basic salary for each Highbury Director is determined by the remuneration committee taking into account the performance of the individual and information from independent sources on salaries for such positions in similar companies.

(ii) Performance-related Bonus

Targets are set by the remuneration committee to encourage superior performance by providing challenging performance goals which must be achieved for any bonus to be payable. The bonus scheme is directly linked to the achievement of the Highbury Group's budgeted pre-tax profits in respect of the

5. **Staff costs (Continued)**

executive chairman and the finance director of Highbury and, for the other Highbury Directors, to the results of the divisions for which they are responsible. A bonus is payable to one director in respect of 2003.

(iii) Share Options

Highbury believes that share ownership by executive Highbury Directors and senior executives strengthens the link between their personal interests and those of the shareholders, and is therefore in favour of continuing the current executive share option schemes.

(iv) Long term incentives

Highbury does not currently operate a long-term incentive plan. The previous plan expired in September 2002 without payment being made as the performance criteria were not met. Highbury plans to implement a new scheme for senior management including the executive chairman and Highbury Directors.

(iv) Other Benefits

Other benefits comprised the provision of company vehicles, fuel, private health care and contributions to a private pension scheme.

Share Options

Highbury has an approved executive share option scheme and an unapproved executive share option scheme to subscribe for ordinary shares in the capital of Highbury. Highbury also operates a "SAYE Sharesave Scheme" in which Highbury Directors may participate.

Pensions

The Highbury Group operates several defined contribution pension schemes for employees and does not operate a defined benefit pension scheme. Details of the contributions made to executive Highbury Directors in respect of the financial year are set out below.

Service Contracts

Executive Highbury Directors have rolling contracts which are terminable with between 6 months' and 12 months' notice on either side. No Highbury Director's service contract contains a notice period for termination in excess of one year. In the event of termination of employment, Highbury may be liable to provide payment in lieu of notice plus accrued bonus.

It is the policy that Highbury Directors offer themselves for re-election at the earliest available opportunity after their appointment. All Highbury Directors submit themselves for re-election at least once every three years.

Non-executive Directors' Remuneration

The non-executive Highbury Directors have contracts of engagement with Highbury. The remuneration of the non-executive Highbury Directors is determined by the board of directors of Highbury as a whole taking account of market rates based on independent advice as required.

5. **Staff costs (Continued)**

2003 Highbury Directors' remuneration

	Salary	Fees	Bonus	Other benefits	Total
	£'000	£'000	£'000	£'000	£'000
I D Fletcher	282	—	—	26	308
A G Herron	—	40	—	—	40
P Torino	116	—	—	9	125
D F Nizol	122	—	—	10	132
A R Salter	101	—	—	10	111
M A G Simpson	53	—	21	4	78
D J Sebire	—	25	—	—	25
S J Nethercoat	—	25	—	—	25
R H Lehmann	—	—	—	—	—
M J Woolf	—	—	—	—	—
	674	90	21	59	844

2002 Highbury Directors' remuneration

	Salary	Fees	Compensation for loss of office	Other benefits	Total 2002
	£'000	£'000	£'000	£'000	£'000
I D Fletcher	231	—	—	28	259
A G Herron	—	40	—	—	40
P Torino	103	—	—	8	111
D F Nizol	111	—	—	10	121
A R Salter	49	—	—	9	58
D J Sebire	—	20	—	—	9
R H Lehmann	46	—	111	5	162
M J Woolf	15	—	—	—	15
J D G Isaac	—	—	—	—	—
N Barklem	—	—	—	—	—
	555	60	111	60	786

2001 Highbury Directors' remuneration

	Salary	Fees	Bonus	Other benefits	Total 2001
	£'000	£'000	£'000	£'000	£'000
I D Fletcher	225	—	46	16	287
A G Herron	—	40	—	—	40
P Torino	100	—	13	8	121
D F Nizol	102	—	21	9	132
R H Lehmann	120	—	21	13	154
D J Sebire	—	20	—	—	20
M J Woolf	20	—	—	—	20
J D G Isaac	141	—	15	11	167
N Barklem	—	60	—	—	60
R A Patey	—	—	—	—	—
S J Fowlie	—	—	—	—	—
	708	120	116	57	1,001

5. Staff costs (Continued)

2003 Highbury Directors' options

	Number of options at 1 January 2003	Granted during the year	Number of options at 31 December 2003	Exercise price	Date from which exercisable	Expiry date
Approved executive share option scheme						
D F Nizol	40,955	—	40,955	73.25p	4 October 2003	3 October 2010
P Torino	70,588	—	70,588	42.5p	27 April 2004	26 April 2011
A R Salter	—	184,615	184,615	16.25p	25 April 2006	24 April 2013
Non-approved executive share option scheme						
D F Nizol	74,045	—	74,045	73.25p	4 October 2003	3 October 2010
D F Nizol	150,000	—	150,000	42.5p	27 April 2004	26 April 2011
D F Nizol	—	500,000	500,000	16.25p	25 April2006	24 April 2013
P A Torino	79,412	—	79,412	42.5p	27 April 2004	26 April 2011
P A Torino	—	300,000	300,000	16.25p	25 April 2006	24 April 2013
A R Salter	—	115,385	115,385	16.25p	25 April 2006	24 April 2013

The Highbury Directors are able to participate in Highbury's SAYE Sharesave Scheme and the following options were held, granted and lapsed:

	Number of options at 1 January 2003	Lapsed during the year	Number of options at 31 December 2003	Exercise price	Date from which exercisable	Expiry date
A G Herron	6,250	(6,250)	—	31p	1 December 2002	31 May 2003
A G Herron	54,000	—	54,000	17.5p	1 December 2005	31 May 2006
P A Torino	6,250	(6,250)	—	31p	1 December 2002	31 May 2003
P A Torino	54,000	—	54,000	17.5p	1 December 2005	31 May 2006
A R Salter	36,556	—	36,556	26.5p	1 December 2004	31 May 2005

2002 Highbury Directors' options

	Number of options at 1 January 2002	Lapsed during the year	Number of options at 31 December 2002	Exercise price	Date from which exercisable	Expiry date
Approved executive share option scheme						
D F Nizol	40,955	—	40,955	73.25p	4 October 2003	3 October 2010
R C Lehmann	40,955	(40,955)	—	73.25p	4 October 2003	3 October 2010
P Torino	70,588	—	70,588	42.5p	27 April 2004	26 April 2011
Non-approved executive share option scheme						
D F Nizol	74,045	—	74,045	73.25p	4 October 2003	3 October 2010
D F Nizol	150,000	—	150,000	42.5p	27 April 2004	26 April 2011
R C Lehmann	74,045	(74,045)	—	73.25p	4 October 2003	3 October 2010
R C Lehmann	150,000	(150,000)	—	42.5p	27 April 2004	26 April 2011
P A Torino	79,412	—	79,412	42.5p	27 April 2004	26 April 2011

5. **Staff costs (Continued)**

The Highbury Directors are able to participate in Highbury's SAYE Sharesave Scheme and the following options were held, granted and lapsed to Highbury Directors:

	Number of options at 1 January 2002	Granted during the year	Lapsed during the year	Number of options at 31 December 2002	Exercise price	Date from which exercisable	Expiry date
A G Herron	6,250	—	—	6,250	31p	1 December 2002	31 May 2003
A G Herron	—	54,000	—	54,000	17.5p	1 December 2005	31 May 2006
P A Torino	6,250	—	—	6,250	31p	1 December 2002	31 May 2003
P A Torino	—	54,000	—	54,000	17.5p	1 December 2005	31 May 2006
R C Lehmann	3,311	—	(3,311)	—	58.5p	1 December 2003	31 May 2004
R C Lehmann	29,245	—	(29,245)	—	26.5p	1 December 2004	31 May 2005
M J Woolf	6,250	—	—	6,250	31p	1 December 2002	31 May 2003

2001 Highbury Directors' options

At 31 December 2001, Highbury had two share option schemes, the Approved Executive Share Option Scheme and the Unapproved Executive Share Option Scheme, by which Highbury Directors and other executives were able to subscribe for ordinary shares in the capital of Highbury. At 31 December 2001, the following options had been granted to Highbury Directors.

	Number of options						
	At start of year	Granted during year	Exercised during year	At end of year	Exercise price	Date from which exercisable	Expiry date
Approved executive share option scheme							
D F Nizol	40,955	—	—	40,955	73.25p	4 October 2003	3 October 2010
R C Lehmann	40,955	—	—	40,955	73.25p	4 October 2003	3 October 2010
P A Torino	—	70,588	—	70,588	42.5p	27 April 2004	26 April 2011
Unapproved executive share option scheme							
D F Nizol	74,045	—	—	74,045	73.25p	4 October 2003	3 October 2010
D F Nizol	—	150,000	—	150,000	42.5p	27 April 2004	26 April 2011
R C Lehmann	74,045	—	—	74,045	73.25p	4 October 2003	3 October 2010
R C Lehmann	—	150,000	—	150,000	42.5p	27 April 2004	26 April 2011
P A Torino	—	79,412	—	79,412	42.5p	27 April 2004	26 April 2011

The Highbury Directors are able to participate in Highbury's SAYE Sharesave Scheme and the following options have been granted to Highbury Directors:

	Number of options						
	At start of year	Granted during year	Exercised during year	At end of year	Exercise price	Date from which exercisable	Expiry date
A G Herron	65,000	—	(65,000)	—	12p		
A G Herron	6,250	—	—	6,250	31p	1 December 2002	31 May 2003
I D Fletcher	65,000	—	(65,000)	—	12p		
J D G Isaac	16,559	—	—	—	58.5p		
P A Torino	65,000	—	(65,000)	—	12p		
P A Torino	6,250	—	—	6,250	31p	1 December 2002	31 May 2003
M J Woolf	65,000	—	(65,000)	—	12p		
M J Woolf	6,250	—	—	6,250	31p	1 December 2002	31 May 2003
R C Lehmann	65,000	—	(65,000)	—	12p		
R C Lehmann	3,311	—	—	3,311	58.5p	1 December 2003	31 May 2004
R C Lehmann	—	29,245	—	29,245	26.5p	1 December 2004	31 May 2005

8 Earnings per ordinary share

Statutory Basis

The calculation of earnings per ordinary share is based on losses of £27,624,000 (2002: Profits £3,563,000; 2001: Profits £5,174,000) and on the weighted average number of ordinary shares in issue during the year.

The weighted average number of shares used was:

	2001 restated	2002 as reported	2002 restated	2003 as reported
	£'000	£'000	£'000	£'000
Basic	280,813	284,172	284,172	293,640
Share option adjustment	567	1,320	1,320	—
Shares to be issued for deferred consideration	18,222	30,769	30,769	—
Diluted	299,602	316,261	316,261	293,640

	2001 restated	2002 as reported	2002 restated	2003 as reported
	pence	pence	pence	pence
Earnings				
Goodwill amortisation	0.6	0.8	0.8	0.6
Goodwill and intangibles impairment	—	—	—	9.4
Provision for loss on disposal on property	—	—	—	0.2
Reorganisation costs	0.1	0.2	0.2	1.0
Finance related professional fees	—	—	—	0.1
Less tax impact of adjustments	—	—	—	(0.3)
Total of adjustments	0.7	1.0	1.0	11.0
Statutory basis	1.8	1.3	1.3	(9.4)
Adjusted basic EPS	2.5	2.3	2.3	1.6

FRS 14 "Earnings Per Share" requires presentation of diluted earnings per share when a company could be called upon to issue shares that would decrease net profit or increase net loss per share. For a loss making company with outstanding share options, net loss per share would only be increased by the exercise of out-of-the-money options. Since it seems inappropriate to assume that option holders would act irrationally, no adjustment has been made to diluted earnings per share for out-of-the-money share options. In addition, shares will be issued in the future to satisfy payments of deferred consideration under acquisition agreements. For a loss making company these shares are not dilutive under FRS 14 and have not been treated as such in the calculation above. Accordingly, diluted earnings per share equals basic earnings per share.

Adjusted EPS basis

In addition to disclosing basic and diluted earnings per share on the statutory basis it is also shown on a basis adjusted for exceptional items and the amortisation of intangibles. The Highbury Directors provide these figures to indicate the earnings per share arising from the underlying trading performance of the business. The figures are reconciled below:

	2001 restated	2002 as reported	2002 restated	2003 as reported
	£'000	£'000	£'000	£'000
Earnings				
Goodwill amortisation	1,775	2,328	2,328	1,669
Goodwill and intangibles impairment	—	—	—	27,769
Provision for loss on disposal on property	—	—	—	537
Reorganisation costs	300	600	600	2,808
Finance related professional fees	—	—	—	397
Less tax impact of adjustments	(90)	(90)	(90)	(848)
Total of adjustments	1,985	2,838	2,838	32,332
Statutory basis	5,174	3,645	3,563	(27,624)
Adjusted basic EPS	7,159	6,483	6,401	4,708

9. Intangible fixed assets

2003

	Publishing rights	Goodwill	Total
	£'000	£'000	£'000
Cost			
At 1 January 2003	114,180	27,340	141,520
Additions on acquisition of titles	574	—	574
Additions on acquisitions of subsidiaries	41,371	2,516	43,887
Adjustments on prior year acquisitions of subsidiaries (note 12)	(482)	—	(482)
At 31 December 2003	155,643	29,856	185,499
Amortisation			
At 1 January 2003	(1,268)	(3,275)	(4,543)
Amortisation charged in the year	(162)	(1,355)	(1,517)
Impairment chargd in the year	(11,813)	(15,200)	(27,013)
At 31 December 2003	(13,243)	(19,830)	(33,073)
Net book value			
At 31 December 2003	142,400	10,026	152,426
At 1 January 2003	112,912	24,065	136,977

Adjustments on prior year acquisitions of subsidiary undertakings are in respect of the reduction in consideration of £473,000 and the finalisation of provisional fair values for acquisitions made in 2002 as described in note 12.

2002

	Publishing rights	Goodwill	Total
	£'000	£'000	£'000
Cost			
At 1 January 2002 as originally presented	115,849	27,720	143,569
Adoption of FRS 19 at 31 December 2001 (see note 15)	(2,056)	(380)	(2,436)
At 1 January 2002 restated	113,793	27,340	141,133
Additions	700	—	700
Adjustments on prior year acquisitions of subsidiaries (see note 12)	(313)	—	(313)
At 31 December 2002	114,180	27,340	141,520
Amortisation			
At 1 January 2002 as originally presented	(369)	(2,178)	(2,547)
Adoption of FRS 19 at 31 December 2001 (see note 15)	—	27	27
At 1 January 2002 restated	(369)	(2,151)	(2,520)
Amortisation charged in the year	(899)	(1,124)	(2,023)
At 31 December 2002	(1,268)	(3,275)	(4,543)
Net book value			
At 31 December 2002	112,912	24,065	136,977
At 1 January 2002 as restated	113,424	25,189	138,613

The Highbury Directors have considered the carrying value of all unamortised publishing rights at 31 December 2003 and 31 December 2002. The value has been measured by reference to the future expected cash flows of the relevant businesses, discounted at a rate of 9.9 per cent. The value in use is not intended to reflect realisable value.

10. Tangible fixed assets

2003

	Freehold land and buildings	Payments on account and assets in course of construction	Short term leasehold buildings	Motor vehicles	Fixtures and fittings	Computer equipment	Total
	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Cost							
At 1 January 2003	7,775	—	643	206	4,323	6,485	19,432
Additions	15	181	125	55	565	720	1,661
Acquired with subsidiaries	—	—	17	—	95	244	356
Disposals	(3,190)	—	(264)	(81)	(208)	(124)	(3,867)
Translation	—	—	—	—	(3)	(3)	(6)
Transfer	—	—	—	—	272	(272)	—
At 31 December 2003	4,600	181	521	180	5,044	7,050	17,576
Depreciation							
At 1 January 2003	1,979	—	284	118	2,750	4,884	10,015
Provided in the year	90	—	65	23	402	1,049	1,629
Disposals	(745)	—	(106)	(59)	(179)	(115)	(1,204)
Translation	—	—	—	—	1	(1)	—
Transfer	—	—	—	—	248	(248)	—
At 31 December 2003	1,324	—	243	82	3,222	5,569	10,440
Net book value							
At 31 December 2003	3,276	181	278	98	1,822	1,481	7,136
At 1 January 2003	5,796	—	359	88	1,573	1,601	9,417

The net book value of the Highbury Group's tangible fixed assets includes an amount of £25,000, (2002: £48,000) in respect of assets held under finance leases.

2002

	Freehold land and buildings	Short term leasehold buildings	Motor vehicles	Fixtures and fittings	Computer equipment	Total
	£'000	£'000	£'000	£'000	£'000	£'000
Cost						
At 1 January 2002	7,770	543	299	3,730	6,058	18,400
Additions	5	100	37	679	496	1,317
Disposals	—	—	(130)	(90)	(70)	(290)
Translation	—	—	—	4	1	5
At 31 December 2002	7,775	643	206	4,323	6,485	19,432
Depreciation						
At 1 January 2002	1,387	239	172	2,505	3,814	8,117
Charge for the year	92	45	36	333	1,139	1,645
Provision for impairment	500	—	—	—	—	500
Disposals	—	—	(90)	(90)	(70)	(250)
Translation	—	—	—	2	1	3
At 31 December 2002	1,979	284	118	2,750	4,884	10,015
Net book value						
At 31 December 2002	5,796	359	88	1,573	1,601	9,417
At 1 January 2002	6,383	304	127	1,225	2,244	10,283

10. Tangible fixed assets (Continued)

At 31 December 2002, a freehold property was being marketed for sale, and, since the Highbury Directors expected the net realisable value to be below the net book value, a provision of £500,000 was made against its carrying value. £300,000 of this was charged to exceptional items and the remaining £200,000 was charged against relevant provisions.

The net book value of the Highbury Group's tangible fixed assets includes an amount of £48,000 (2001: £100,000) in respect of assets held under finance leases.

11. Investments

2003

	Equity	Loans and gilts	Share of reserves	Goodwill	Total
	£'000	£'000	£'000	£'000	£'000
Associated undertaking					
At 1 January 2003	638	495	(898)	908	1,143
Share of loss in associate	—	—	(252)	—	(252)
Additions	18	144	—	—	162
Amortisation of goodwill	—	—	—	(152)	(152)
Impairment of goodwill	—	—	—	(756)	(756)
At 31 December 2003	656	639	(1,150)	—	145
Investment in own shares					
At 1 January and 31 December 2003	82	—	—	—	82
Treasury gilts					
At 1 January and 31 December 2003	—	2	—	—	2
At 31 December 2003	738	641	(1,150)	—	229
At 31 December 2002	720	497	(898)	908	1,227

11. Investments (Continued)

2002

	Equity	Loans and gilts	Share of reserves	Goodwill	Total
	£'000	£'000	£'000	£'000	£'000
Associated undertaking					
At 1 January 2002	338	353	(552)	1,213	1,352
Share of loss in associate undertaking	—	—	(346)	—	(346)
Additions	300	(300)	—	—	—
Amortisation of goodwill	—	—	—	(305)	(305)
Movements on loans to associated undertaking	—	442	—	—	442
At 31 December 2002	638	495	(898)	908	1,143
Columbus LTIP					
At 1 January 2002	404	—	—	—	404
Distribution of shares to employees	(256)	—	—	—	(256)
Revaluation of investments	(66)	—	—	—	(66)
At 31 December 2002	82	—	—	—	82
Other investments					
At 1 January 2002	—	2	—	—	2
At 31 December 2002	—	2	—	—	2
At 31 December 2002	720	497	(898)	908	1,227
At 31 December 2001	742	355	(552)	1,213	1,758

The investment in associated undertakings consists of the Highbury Group's interest in Internet Advertising Limited which trades as Easypress Technologies. Internet Advertising Limited is a United Kingdom incorporated company engaged in the provision of internet services. The Highbury Group has 49 per cent. of the voting rights but equity accounts for its 60 per cent. economic interest, after deducting amounts accruing to preference shareholders. The different classes of share capital in issue for Internet Advertising Limited are as follows:

Associated Undertaking	Class of shares, called up and fully paid	Number held by Highbury 2002	Number held by Highbury 2003	Country of incorporation
Internet Advertising Limited	73,428 Ordinary 'A' voting shares of 0.1p	73,428	73,428	Great Britain
	11,401 Ordinary 'A' non-voting shares of 0.1p	11,401	11,401	
	47,750 Ordinary 'B' voting shares of 0.1p	Nil	Nil	
	2,250 Ordinary 'B' non-voting shares of 0.1p	Nil	Nil	
	21,275 Ordinary 'C' voting shares of 0.2p	Nil	Nil	
	11,715 Preferred voting shares of 0.1p	Nil	Nil	
	76,636 Preferred 'A' voting shares of 0.1p	40,000	Nil	
	18,617 Preferred 'A' non-voting shares of 0.1p	18,617	Nil	
	3,378 Deferred non-voting shares of 0.1p	Nil	Nil	

On 19 April 2001, the Highbury Group's 50 per cent. owned subsidiary, Internet Advertising Limited, trading as *EasyPress*, was re-financed through the issue of new shares. On completion of the issue of new shares, the Highbury Group had 49 per cent. of the voting rights and so lost its dominant influence over the company. From this date, the company's results are reported as an associated undertaking based on Highbury's economic interest of 62 per cent. after deducting amounts accruing to voting preference shareholders. Highbury does not own any of the voting preference shares. The Highbury Group acquired

11. **Investments (Continued)**

its additional shares by way of capitalisation of inter-company indebtedness. The effect on the Highbury Group's assets and liabilities was:

	£'000
Assets and liabilities on leaving the Highbury Group as a subsidiary	
Tangible fixed assets	180
Debtors	823
Creditors	(50)
Fair value of assets	953
Minority interest	(615)
	338
Goodwill	1,179
	1,517
Assets and liabilities on joining the Highbury Group as an associated undertaking	
Share of net equity in associated undertaking	338
Goodwill	1,179
	1,517
Loan to associated undertaking	343
Investment in associated undertaking	1,860

The investments in own shares consists of ordinary shares in Highbury, held in trust for the Columbus Group PLC Long Term Investment Trust (the "Columbus LTIP"). The Columbus LTIP is administered by a committee comprising the non-executive directors of Highbury. Eligible employees are notified by the committee comprising the non-executive directors of Highbury of an award made over a maximum number of shares (a "Provisional Share Award"), subject to the rules of the Columbus LTIP and any conditions imposed by the committee.

The transfer of the shares which are subject to a Provisional Share Award is at the discretion of the trustee of the Columbus LTIP and subject to the satisfaction of the conditions imposed on the Provisional Share Award when it was awarded. The participant must enter into an arrangement with the Columbus LTIP to ensure that any income tax liability and employees national insurance contribution liability that arises is satisfied by the participant.

The number of shares held in the Columbus LTIP is 630,001 (2002: 630,001; 2001: 1,800,750) with a nominal value of £31,500 (2002: £31,500; 2001: £90,037) and their market value was £134,000 at 31 December 2003 (2002: £82,000; 2001: £404,000).

The Highbury Group's subsidiary undertaking Changeover Limited disposed of its trade on 31 August 2001 for £60,000. The company's stock and fixed assets were sold separately to another party at their book values.

During the year ended 31 December 2001, Changeover Limited contributed £29,000 to the Highbury Group's net operating cash flows, contributed £8,000 in respect of net returns on investments and servicing finance, contributed £226,000 in respect of taxation, and paid £11,000 in respect of financing.

In addition, during 2001, a further £200,000 was received as deferred consideration in respect of DPS Typecraft Limited which was disposed of in 1999.

11. Investments (Continued)

Details of the principal subsidiary undertakings are as follows.

At 31 December 2003:

Name of company	Country of operation and incorporation	Parent and Group interest in ordinary shares and voting rights (per cent.)	Nature of business
Air Travel Advisory Bureau Limited	Great Britain	100	Marketing
Alpha (International Magazines) Limited	Great Britain	92.75	Publishing
Ashburn Sellers Limited	Great Britain	90	Publishing
Chepstow Holdings Limited	Great Britain	100	Holding Company
Columbus Holdings Limited	Great Britain	100	Holding Company
Golden Standard Limited	Great Britain	100	Marketing
Harpers Press Limited	Great Britain	100	Holding company
Highbury Bleeding Edge Publishing Limited	Great Britain	100	Publishing
Highbury Business Communications Limited	Great Britain	80	Publishing
Highbury Business Limited (formerly Reddy Management Limited)	Great Britain	100	Publishing
Highbury Columbus Travel Publishing Limited	Great Britain	100	Publishing
Highbury Direct Limited (formerly Highbury Direct Media Limited)	Great Britain	100	Direct Marketing
Highbury Direct Publishing Limited	Great Britain	100	Publishing
Highbury Entertainment Limited (formerly Paragon Publishing Holdings Limited)	Great Britain	100	Publishing
Highbury Financial Services Limited	Great Britain	100	Publishing
Highbury House Communications, Inc	US	100	Publishing
Highbury Leisure Limited (formerly Highbury SPL Publishing Limited)	Great Britain	80.38	Publishing
Highbury Lifestyle Limited (formerly Cabal Communications Limited)	Great Britain	100	Publishing
Highbury Local Publishing Limited	Great Britain	100	Publishing
Highbury Magazines Limited	Great Britain	100	Publishing
Highbury Monarch Communications (Pty) Limited	South Africa	100	Publishing
Highbury Nexus Media Limited	Great Britain	100	Publishing
Highbury Nexus Special Interests Limited	Great Britain	100	Publishing
Highbury Practical Publications Limited	Great Britain	100	Publishing
Highbury Wyvern Limited	Great Britain	100	Database Management
Highbury-Harpers Limited	Great Britain	100	Publishing
Highbury-Nexus Limited	Great Britain	100	Publishing
Highbury-WV (Holdings) Limited	Great Britain	100	Holding Company
International Wine and Spirit Competition Limited	Great Britain	100	Competitions
Martival Limited	Guernsey	100	Holding Company
Nexus Media Communications Limited	Great Britain	100	Holding Company
Opportunity Publishing Limited	Great Britain	100	Holding Company
SPL Publishing (Holdings) Limited	Great Britain	80.38	Holding Company

11. **Investments (Continued)**

At 31 December 2002:

Name of company	Country of operation and incorporation	Parent and Group interest in ordinary shares and voting rights (per cent.)	Nature of business
Highbury-WV (Holdings) Limited	Great Britain	100	Holding company
Alpha (International Magazines) Limited	Great Britain	92.75	Publishing
Ashburn Sellers Limited	Great Britain	90	Publishing
Highbury Monarch Communications (Pty) Limited	South Africa	100	Publishing
Highbury House Communications, Inc.	US	90.80	Publishing
Reddy Management Limited	Great Britain	90	Publishing
Highbury Wyvern Limited	Great Britain	100	Database Management
Highbury Practical Publications Limited	Great Britain	100	Publishing
Nexus Media Communications PLC	Great Britain	100	Publishing
Highbury Nexus Media Limited	Great Britain	100	Publishing
Highbury Nexus Special Interests Limited	Great Britain	100	Publishing
Highbury-Nexus Limited	Great Britain	100	Publishing
SPL Publishing (Holdings) Limited	Great Britain	80.38	Holding company
Highbury-SPL Publishing Limited	Great Britain	80.38	Publishing
Martival Limited	Guernsey	100	Holding company
Chepstow Holdings Limited	Great Britain	100	Holding company
Columbus Holdings Limited	Great Britain	100	Holding company
Highbury Bleeding Edge Publishing Limited	Great Britain	100	Publishing
Air Travel Advisory Bureau Limited	Great Britain	100	Marketing
Highbury Direct Media Limited	Great Britain	100	Direct Marketing
Highbury Financial Services Limited	Great Britain	100	Publishing
Highbury Direct Publishing Limited	Great Britain	100	Publishing
Golden Standard Limited	Great Britain	100	Marketing
Highbury Columbus Travel Publishing Limited	Great Britain	100	Publishing
Highbury Local Publishing Limited	Great Britain	100	Publishing
Opportunity Publishing Limited	Great Britain	100	Holding company
Harpers Press Limited	Great Britain	100	Holding company
Highbury-Harpers Limited	Great Britain	100	Publishing
International Wine and Spirit Competition Limited	Great Britain	100	Competitions
Highbury Business Communications Limited	Great Britain	80	Publishing

11. Investments (Continued)

At 31 December 2001:

Name of company	Country of operation and incorporation	Parent and Group interest in ordinary shares and voting rights (per cent.)	Nature of business
WV Publications and Exhibitions Limited	Great Britain	100	Publishing
Alpha (International Magazines) Limited	Great Britain	92.75	Publishing
Ashburn Sellers Limited	Great Britain	90	Publishing
Monarch Communications (Pty) Limited	South Africa	100	Publishing
Highbury House Communications, Inc.	US	84.6	Publishing
Reddy Management Limited	Great Britain	90	Publishing
Wyvern Crest Limited	Great Britain	100	Database Management
Practical Publications Limited	Great Britain	100	Publishing
Nexus Media Communications PLC	Great Britain	100	Publishing
Nexus Media Limited	Great Britain	100	Publishing
Nexus Special Interests Limited	Great Britain	100	Publishing
Nexus Business Communications Limited	Great Britain	100	Publishing
SPL Publishing (Holdings) Limited	Great Britain	80.38	Holding Company
SPL Publishing Limited	Great Britain	80.38	Publishing
Martival Limited	Great Britain	100	Holding company
Chepstow Holdings Limited	Great Britain	100	Holding company
Columbus Holdings Limited	Great Britain	100	Holding Company
Bleeding Edge Publishing Limited	Great Britain	100	Publishing
Air Travel Advisory Bureau Limited	Great Britain	100	Marketing
Columbus Direct Media Limited	Great Britain	100	Direct Marketing
Chartsearch Financial Services Limited	Great Britain	100	Publishing
Chartsearch Limited	Great Britain	100	Publishing
Golden Standard Limited	Great Britain	100	Marketing
Columbus Publishing Limited	Great Britain	100	Publishing
Hill Publishing Limited	Great Britain	100	Publishing
Hanson Cooke Limited	Great Britain	100	Publishing
Opportunity Publishing Limited	Great Britain	100	Holding company
CTW (Hitchin) Limited	Great Britain	100	Publishing
Harpers Press Limited	Great Britain	100	Holding company
Harper Trade Journals Limited	Great Britain	100	Publishing
Columbus Magazines Limited	Great Britain	100	Marketing
EFM Publishing Limited	Great Britain	100	Publishing
Carnell Limited	Great Britain	100	Marketing
The Novello Press Limited	Great Britain	100	Publishing
International Wine and Spirit Competition Limited	Great Britain	100	Competitions
Cumulus Business Media Limited	Great Britain	80	Publishing
Millennium Magazines Limited	Great Britain	100	Holding Company
Millennium Consumer Magazines Limited	Great Britain	100	Publishing

The above subsidiary companies are included in the consolidation. All other subsidiary undertakings are dormant and are registered in England and Wales.

The other investments held by the Highbury Group consist of Treasury gilts.

12. Acquisition of trades and subsidiary undertakings

2003

The Highbury Group acquired the following businesses in 2003, all of which have been accounted for using the acquisition method. The assets and liabilities of the businesses and the consideration payable are summarised below. All fair values for acquisitions arising in 2003 are provisional.

(a) The opening assets and liabilities of companies acquired during the year were as follows:

(i) Cabal Communications Limited

On 8 April 2003, the Highbury Group acquired the whole of the issued share capital of the Cabal Communications Limited. The company's acquired assets and liabilities were:

	Initial book value	Recognition of intangible assets	Accounting policy alignment	Total
	£'000	£'000	£'000	£'000
Intangible fixed assets	—	7,547	—	7,547
Tangible fixed assets	50	—	—	50
Stock	68	—	—	68
Debtors	2,450	—	—	2,450
Deferred tax	—	—	1,839	1,839
Creditors	(3,047)	—	—	(3,047)
Loans and finance leases	(6)	—	—	(6)
Cash	239	—	—	239
Fair value of net assets acquired	(246)	7,547	1,839	9,140
Goodwill	—	2,516	—	2,516
Cost of acquisition	(246)	10,063	1,839	11,656

Satisfied by:	
Cash to acquire equity shares	4,139
Costs of acquiring business	1,171
Sub total cash paid	5,310
Issue of shares	1,852
Loan notes	2,494
Deferred consideration	2,000
Total consideration	11,656

The recognition of intangible assets relates to the inclusion of intangible publishing rights and goodwill at fair value in line with Highbury Group accounting policies. Accounting policy alignment adjustments reflect the adjustments to align the accounting policies in respect of deferred tax to comply with Highbury Group accounting policies.

The guaranteed Highbury loan notes ("loan notes") are unsecured and are guaranteed by Barclays Bank PLC and The Royal Bank of Scotland plc. Interest is payable by Highbury on the principal amount of the loan notes at the rate of LIBOR less 0.25 per cent. The holders of the loan notes are entitled to require Highbury to repay all or part of their holding, together with accrued interest after 6 months and 1 day after the date of issue. Highbury has the right to redeem all of the loan notes at par together with any accrued interest. Any loan notes not previously redeemed or purchased will be redeemed at par on 30 June 2006.

The deferred consideration which depended on performance targets in respect of Cabal Communications Limited's financial year ended 30 June 2003 has been agreed and the full amount became payable and was settled by 30 April 2004. Up to one third of the additional consideration will be satisfied by the issue of new ordinary shares (subject to a maximum of 2,848,872 new ordinary shares) with the balance in cash and/or, at the election of Cabal Communications Limited's shareholders, guaranteed loan notes.

12. **Acquisition of trades and subsidiary undertakings (Continued)**

(ii) Paragon Publishing Holdings Limited

On 31 July 2003, the Highbury Group acquired the whole of the issued share capital of Paragon Publishing Holdings Limited. The company's acquired assets and liabilities were:

	Initial book value	Recognition of intangible assets	Total
	£'000	£'000	£'000
Intangible fixed assets	10,746	23,078	33,824
Tangible fixed assets	305	—	305
Stock	314	—	314
Debtors	3,389	—	3,389
Deferred tax	30	—	30
Creditors	(3,677)	—	(3,677)
Deferred consideration	(155)	—	(155)
Cash	239	—	239
Fair value of net assets acquired	11,191	23,078	34,269

Satisfied by:	
Cash to acquire equity shares	19,521
Cash to settle bank loans in Paragon	10,252
Costs of acquiring business	2,190
Sub total cash paid	31,963
Issue of shares	583
Loan notes	1,582
Deferred consideration	141
Total consideration	34,269

The recognition of intangible assets relates to the inclusion of intangible publishing rights and goodwill at fair value in line with Highbury Group accounting policies.

The guaranteed Highbury loan notes ("loan notes") are unsecured and are guaranteed by Barclays Bank PLC and The Royal Bank of Scotland plc. Interest is payable by Highbury on the principal amount of the loan notes at the rate of LIBOR less 1 per cent. The holders of the loan notes are entitled to require Highbury to repay all or part of their holding, together with accrued interest after 6 months and 1 day after the date of issue. Highbury has the right to redeem all of the loan notes at par together with any accrued interest. Any loan notes not previously redeemed or purchased will be redeemed at par on 30 June 2006.

(iii) Adjustment to 2002 and prior acquisitions

In 2001 the Highbury Group acquired Highbury Business Communications Limited (formerly Cumulus Business Media Limited) and an estimate of the deferred consideration liability was made, as amended in 2002. At 31 December 2003, the expected liability was reduced resulting in a reduction of the value of publishing rights of £473,000, £69,000 cash was paid in settlement of part of the liability and the value of shares to be issued was reduced by £542,000.

In 2002, the Highbury Group arranged to purchase the remainder of the shares in Highbury House Communications, Inc. and provisional values for the costs were provided for in 2002. An adjustment is made in 2003 to reduce the value of publishing rights by £9,000 and creditors by the same amount.

12. Acquisition of trades and subsidiary undertakings (Continued)

(b) Pre acquisition performance of acquired subsidiary undertakings

	Cabal Communications Limited 9 months to 8 April 2003	Paragon Publishing Holdings Limited 4 months to 31 July 2003
	£'000	£'000
Turnover	7,144	6,952
Operating profit/(loss) before tax	825	(194)
Goodwill amortisation	—	(233)
Taxation	(247)	45
Profit/(loss) after tax	578	(382)
Profit for the previously reported financial period	296	528

(c) Post acquisition cash performance of subsidiary undertakings

Since their acquisition the subsidiary undertakings have contributed the following:

	Cabal Communications Limited	Paragon Publishing Holdings Limited
	£'000	£'000
Operating cash flow	689	1,489
Taxation paid	—	(116)
Capital expenditure and financial investments	(5)	(51)
Acquisitions and disposals	—	(25)

(d) Deferred consideration

Under the terms of the Highbury Business Communications Limited (formerly Cumulus Business Media Limited) acquisition, there are put and call options over the shares held by the managers in Highbury Business Communications Limited. The options are exercisable in 2005 and at this stage it is estimated that further consideration of £458,000 will become payable. The maximum consideration payable by the Highbury Group pursuant to the options is £4 million, payable in cash or in Highbury Shares at the discretion of the Highbury Group.

Under the terms of the Highbury SPL Publishing Limited acquisition there are put and call options over the shares held by the managers in Highbury SPL Publishing Limited. The options are exercisable in 2004 and at this stage it is estimated that further consideration of £3 million will become payable. The maximum consideration payable by the Highbury Group pursuant to the options is £5 million.

2002

The Highbury Group acquired the following businesses in 2002, all of which have been accounted for using the acquisition method. The assets and liabilities of the businesses and the consideration payable are summarised below. All fair values for acquisitions arising in 2002 are provisional.

12. Acquisition of trades and subsidiary undertakings (Continued)

(a) Fair value of assets and liabilities of businesses and intangibles acquired—Summary

	Various publishing rights	Highbury House Communications Inc.	Adjustment for 2001 acquisitions	Total
	£'000	£'000	£'000	£'000
Date of acquisition		December 2002		
Percentage of share capital acquired		6.2		
Intangible fixed assets	385	315	(313)	387
Debtors	—	—	(34)	(34)
Creditors	—	—	(23)	(23)
Fair value of assets acquired	385	315	(370)	330
Minority interest	—	87	—	87
Fair value of net assets acquired	385	402	(370)	417
Satisfied by				
Cash to acquire equity shares	385	215	—	600
Costs of acquiring company	—	19	15	34
Sub-total—cash paid	385	234	15	634
Shares to be issued	—	—	(100)	(100)
Deferred consideration	—	168	(285)	(117)
	385	402	(370)	417

(b) Adjustment to 2001 and prior acquisitions

In 2001 the Highbury Group acquired the issued share capital of Highbury Business Communications Limited (formerly Cumulus Business Media Limited), Millennium Magazines Limited and the Property Mart business. The fair values of consideration for, and assets and liabilities of, the businesses acquired in 2001 were prepared on a provisional basis. Accordingly, an adjustment of £313,000 has been made in 2002 following finalisation of those fair values.

The adjustment for Highbury Business Communications Limited was an increase of £73,000 and for Millennium Magazines Limited a reduction of £34,000. Provisions for deferred consideration for Property Mart (£1,052,000) and Highbury Practical Publications (£300,000) are no longer required and the associated intangible assets have been reduced accordingly. A further £1 million was provided for the consideration for Highbury SPL Publishing to reflect the latest estimates that will become payable.

(c) Deferred consideration liabilities

Under the terms of the Highbury Business Communications Limited acquisition there are put and call options over the shares held by the managers in Highbury Business Communications Limited. The options are exercisable in 2005 and at this stage it is estimated that further consideration of £1 million will become payable. The maximum consideration payable by Highbury pursuant to the options is £4 million, payable in cash or in Highbury Shares at the discretion of Highbury.

Under the terms of the Highbury SPL Publishing acquisition there are put and call options over the shares held by the managers in Highbury SPL Publishing. The options are exercisable in 2004 and at this stage it is estimated that further consideration of £3 million will become payable. The maximum consideration payable by Highbury pursuant to the options is £5 million.

2001

The Highbury Group acquired the following businesses in 2001, all of which have been accounted for using the acquisition method. The assets and liabilities of the businesses and the consideration payable are summarised below. All fair values for acquisitions arising in 2001 are provisional.

12. Acquisition of trades and subsidiary undertakings (Continued)

(a) Fair value of assets and liabilities of businesses acquired—Summary

	Cumulus Business Media Limited (The Reed Portfolio)	Highbury House Communications Inc.	Millennium Magazines Limited (Satellite TV Europe)	Property Mart	Adjustment for 2000 and prior acquisitions	Total
	£'000	£'000	£'000	£'000	£'000	£'000
Date of acquisition	May 2001	April 2001	November 2001	October 2001		
Percentage of share capital acquired	80	15.4	100	100		
Publishing rights	5,811	170	1,851	2,201	(3,090)	6,943
Tangible fixed assets	95	—	8	26	44	173
Stock	38	—	11	—	(30)	19
Debtors	219	—	174	—	(165)	228
Creditors	(1,455)	—	(464)	(47)	1,139	(827)
Loans and finance leases	—	—	(4)	(5)	—	(9)
Fair value of assets acquired	4,708	170	1,576	2,175	(2,102)	6,527
Minority interest	—	—	—	—	270	270
Fair value of net assets acquired	4,708	170	1,578	2,175	(1,832)	6,797
Goodwill	—	—	—	—	2,910	2,910
Cost of acquisition	4,708	170	1,576	2,175	1,078	9,707
Satisfied by:						
Cash to acquire equity shares	3,400	170	1,160	500	887	6,117
Costs of acquiring business	308	—	106	75	251	740
Sub total—cash paid	3,708	170	1,266	575	1,138	6,857
Issue of shares	—	—	—	—	444	444
Shares to be issued	1,000	—	—	1,100	—	2,100
Deferred consideration	—	—	310	500	(504)	306
	4,708	170	1,576	2,175	1,078	9,707

(b) Adjustment to 2000 and prior acquisitions

In 2000 the Highbury Group acquired the issued share capital of Nexus Media Communications PLC and Martival Limited, which held the publishing assets of Columbus Group PLC. The assets and liabilities of these companies included in the 2000 accounts were based on provisional fair values. The significant adjustments made in the 2001 financial year to finalise those fair values are summarised below.

The adjustments to publishing rights of £3,090,000 has arisen from the finalisation of their fair values. The adjustment for Nexus Media Communications PLC was a reduction of £618,000, Reddy Management, a reduction of £725,000, and a reduction for Columbus Group of £1,747,000.

The adjustments to goodwill of £2,910,000 has arisen from the finalisation of the fair value of the net assets acquired and acquisition costs incurred in the Columbus Group, including an increase in acquisition costs of £251,000, representing the difference between amounts accrued at the balance sheet date and those finally paid. In addition, £834,000 of cash was paid in part settlement of loan notes previously issued to aquire Chepstow Holdings Limited, a subsidiary of Columbus Group PLC.

12. **Acquisition of trades and subsidiary undertakings (Continued)**

Reddy Management Limited was acquired in 1999. A deferred consideration adjustment of £455,000 has arisen from a finalisation of the liabilities arising from the purchase agreement for Reddy Management Limited, which was based on a multiple of the future profits of the company. In addition, a minority interest adjustment of £270,000 arises from the purchase of 10 per cent. of Reddy Management Limited.

A further £49,000 adjustment was made to the deferred consideration liability in respect of prior acquisitions of subsidiaries of Columbus Group PLC.

(c) **Pre-acquisition performance of the subsidiary undertakings**

	Cumulus Business Media Limited (The Reed Portfolio) 5 months 31 May 2001	Millennium Magazines Limited (Satellite TV Europe) 12 months 31 October 2001	Property Mart 11 months 30 November 2001
	£'000	£'000	£'000
Turnover	2,331	1,392	664
Operating profit before tax	55	274	166
Goodwill amortisation	—	—	—
Taxation	—	—	—
Profit after tax	55	274	166
Profit for the previously reported financial period	800	2	70

Under the terms of the Cumulus Business Media Limited acquisition there are put and call options over the shares held by the managers in Cumulus Business Media Limited. The options are exercisable in 2005 and at this stage it is estimated that further consideration of £1 million will become payable. The maximum consideration payable by the Highbury Group pursuant to the options is £4 million, payable in cash or in Highbury Shares at the discretion of Highbury.

Under the terms of the Property Mart acquisition, further consideration is payable by the Highbury Group dependent on the level of profits. At this stage, it is estimated that further consideration of £1.6 million will become payable. This amount has been accrued assuming £1.1 million of shares to be issued and the remainder of £500,000 in cash. The maximum consideration payable by the Highbury Group pursuant to the agreement is £5 million, payable in cash or in shares in Highbury at the discretion of the Highbury Group.

Under the terms of the SPL Publishing acquisition there are put and call options over the shares held by the managers in SPL Publishing. The options are exercisable in 2004 and at this stage it is estimated that further consideration of £2 million will become payable, which was accrued for in 2000. The maximum consideration payable by Highbury pursuant to the options is £5 million.

Under the terms of the establishment of Highbury House Communications, Inc. there are put and call options over the remaining 15.4 per cent. of the issued share capital. The options are exercisable after 31 December 2001 and the maximum total consideration payable by Highbury under the put options is £2,250,000 (aggregated with amounts already paid by Highbury to acquire outstanding share capital since the establishment of Highbury House Communications, Inc.).

13. **Stocks**

	2001 restated	2002 as reported	2002 restated	2003 as reported
	£'000	£'000	£'000	£'000
Raw materials	1,054	932	932	1,166
Work in progress	74	160	160	327
Finished goods and goods for resale	275	98	98	63
	1,403	1,190	1,190	1,556

The Highbury Directors are of the view that there is no material difference between the net book value and the replacement cost of stock.

14. Debtors: amounts falling due within one year

	2001 restated £'000	2002 as reported £'000	2002 restated £'000	2003 as reported £'000
Trade debtors	16,824	14,738	14,095	19,470
Loan notes	200	—	—	—
Other debtors	306	641	641	248
Prepayments	5,477	6,262	3,908	6,826
Corporation tax	—	—	—	69
Deferred tax (see note 15)	1,380	539	539	1,666
	24,187	22,180	19,183	28,279

15. Deferred tax

	2001 restated £'000	2002 as reported £'000	2002 restated £'000	2003 as reported £'000
United Kingdom				
Capital allowances in excess of depreciation	337	390	390	374
Tax losses carried forward	767	75	75	1,431
Short term timing differences	276	74	74	(139)
	1,380	539	539	1,666
The movement during the year was:				
Balance 1 January	1,039	1,380	1,380	539
Acquired with acquisitions	—	—	—	1,869
Credit/(charge) to profit and loss account	341	(841)	(841)	(742)
Balance at end of year	1,380	539	539	1,666

The Highbury Group adopted Financial Reporting Standard 19 "Deferred Taxation" at 31 December 2001.

As a result of these changes in accounting policy the comparatives have been restated as follows:

	Intangible assets £'000	Deferred tax asset £'000	Equity shareholders' funds £'000
31 December 2001 as previously reported	141,022	271	128,700
Adoption of FRS 19 at 1 January 2001	(2,429)	1,039	(1,390)
During year ended 31 December 2001	20	70	90
Adoption of FRS 19 at 31 December 2001	(2,409)	1,109	(1,300)
31 December 2001 restated	138,613	1,380	127,400

Intangible fixed assets have been restated because acquired companies from previous years have deferred tax assets which under the previous accounting policy were not recognised.

16. Creditors: amounts falling due within one year

	2001 restated £'000	2002 as reported £'000	2002 restated £'000	2003 as reported £'000
Bank overdraft	4,491	5,410	5,410	3,441
Obligations under finance leases (see note 18)	81	39	39	4
Bank loans	—	—	—	4,000
Loan notes	—	—	—	4,076
Trade creditors	5,549	5,597	5,597	9,920
Amounts owed to Highbury Group undertakings	—	—	—	—
Corporation tax payable	1,519	934	505	—
Other taxes and social security costs	1,470	1,547	1,547	883
Deferred consideration	616	332	332	2,201
Other creditors	560	399	399	521
Accruals	6,970	5,224	3,458	7,995
Deferred income	4,683	3,554	3,674	4,613
Proposed dividends	1,171	1,424	1,424	1,462
	27,410	24,460	22,385	39,116

The guaranteed Highbury loan notes ("loan notes") are unsecured and are guaranteed by Barclays Bank PLC and The Royal Bank of Scotland plc. Interest is payable by Highbury on the principal amount of the loan notes at the rate of between LIBOR less 0.25 per cent. and LIBOR less 1 per cent. The holders of the loan notes are entitled to require Highbury to repay all or part of their holding, together with accrued interest after 6 months and 1 day after the date of issue. Highbury has the right to redeem all of the loan notes at par together with any accrued interest. Any loan notes not previously redeemed or purchased will be redeemed at par on 30 June 2006.

17. Creditors: amounts falling due after more than one year

	2001 restated £'000	2002 as reported £'000	2002 restated £'000	2003 as reported £'000
Bank loans	21,500	19,750	19,750	52,085
Obligations under finance leases (see note 18)	40	3	3	—
Deferred consideration	578	—	—	70
Other creditors	—	—	—	100
Amounts owed to Highbury Group undertakings	—	—	—	—
Deferred tax (see note 15)	—	—	—	—
	22,118	19,753	19,753	52,255

The bank loans and overdraft are secured by fixed and floating charges over the assets of the Highbury Group, excluding Highbury Monarch Communications (Pty) Limited, and Highbury House Communications, Inc.. The bank loan is stated net of unamortised issue costs of £1,165,000 (2002: £nil; 2001: £nil).

18. Obligations under finance leases and hire purchase contracts

	2001 restated	2002 as reported	2002 restated	2003 as reported
	£'000	£'000	£'000	£'000
Amounts payable:				
Within one year	84	40	40	4
Between two and five years	41	3	3	—
	125	43	43	4
Less: finance charges allocated to future periods	(4)	(1)	(1)	—
	121	42	42	4
Finance leases are as follows:				
Current obligations	81	39	39	4
Non-current obligations	40	3	3	—
	121	42	42	4

19. Operating lease commitments

Annual commitments under non-cancellable operating leases are as follows:

2003

	Land and buildings		Other	
	2003 as reported	2002 restated	2003 as reported	2002 restated
	£'000	£'000	£'000	£'000
Operating leases which expire:				
Within one year	123	247	11	46
Between two and five years	562	311	246	124
Over five years	294	294	—	—
	979	852	257	170

2002

	Land and buildings		Other	
	2002 as reported	2001 restated	2002 as reported	2001 restated
	£'000	£'000	£'000	£'000
Operating leases which expire:				
Within one year	247	115	46	145
Between two and five years	311	292	124	212
Over five years	294	464	—	—
	852	871	170	357

20. Pension arrangements

The Highbury Group operates several defined contribution pension schemes for employees.

The pension cost charge for the year was £596,000 (2002: £535,000; 2001: £516,000).

Outstanding contributions of £15,000 (2002: £19,000; 2001: £20,000) at the year-end are shown in the balance sheet under "Other Creditors" included within "Creditors: Amounts falling due within one year".

The Highbury Group operates a stakeholder pension scheme which is administered by Abbey National plc.

21. Financial instruments

The Highbury Group's financial instruments comprise borrowings, some cash and various items such as trade debtors and creditors that arise directly from its operations. The main purpose of these instruments is to raise finance for operations. The Highbury Group has not entered into derivative transactions nor does it trade in financial instruments as a matter of policy. The main risks arising from the Highbury

21. **Financial instruments (Continued)**

Group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. These risks are discussed below. Short term debtors and creditors are excluded from disclosure below except for currency risk.

(a) **Interest rate risk**

(i) **Financial assets**

The financial assets at 31 December 2003 comprise cash at bank of £1,679,000 (2002: £2,195,000; 2001: £807,000). Of this £279,000 (2002: £1,016,000; 2001: £449,000) carries interest at a floating rate and the remainder is non-interest bearing.

(ii) **Financial liabilities**

The Highbury Group finances its operations and acquisitions through a mixture of retained profits, equity and bank borrowings.

The interest rate profile of financial liabilities was:

2003

	Floating rate 2003	Fixed rate 2003	Non-interest bearing 2003	Total 2003
	£'000	£'000	£'000	£'000
At 31 December 2003				
Overdraft				
Sterling	3,441	—	—	3,441
US dollar	—	—	—	—
Euro	—	—	—	—
Total	3,441	—	—	3,441
Deferred consideration—sterling	—	—	2,271	2,271
Finance leases—sterling	—	4	—	4
Loan notes—sterling	4,076	—	—	4,076
Bank loan—sterling	57,250	—	—	57,250
	64,767	4	2,271	67,042

2002

	Floating rate 2002	Fixed rate 2002	Non-interest bearing 2002	Total 2002
	£'000	£'000	£'000	£'000
At 31 December 2002				
Overdraft				
Sterling	5,566	—	—	5,566
US dollar	(56)	—	—	(56)
Euro	(100)	—	—	(100)
Total	5,410	—	—	5,410
Deferred consideration—sterling	—	—	—	—
Finance leases—sterling	—	42	—	42
Loan—sterling	19,750	—	—	19,750
	25,160	42	—	25,202

Note: The bank loan of £57,250,000 is stated gross of unamortised finance issue costs of £1,165,000.

Interest on the bank overdraft and bank loan is charged at 2.25 per cent. and 2.75 per cent. over bank base rates (2002: 1.8 per cent.; 2001: 1.75 per cent.).

21. **Financial instruments (Continued)**

The Highbury Group has in place an interest rate cap on £30 million of debt at 6.0 per cent. (2002 and 2001: £10 million at 7.5 per cent.)

Interest on the loan notes is charged at the rate of LIBOR less 0.25 per cent. and LIBOR less 1 per cent. The loan notes are guaranteed and a fee of 2.25 per cent. is charged for the facility.

The Highbury Group has a credit facility with a consortium of bankers of £69,000,000. The facility was extended in the course of 2003 principally to finance the acquisitions of Cabal Communications Limited in April 2003 and Paragon Publishing Holdings Limited in July 2003. The facility was established with two tranches: Tranche A, a reducing revolving credit facility, and Tranche B, which was subject to a term out option and thereby convertible into a reducing term loan repayable in 48 instalments, or if earlier, by 30 June 2008. In the event of a sale of the Business Publishing division, the proceeds of such sale would be applied against Tranche B. Given the retention of the Business Publishing division, the Highbury Group entered into negotiations with its bankers to reset the terms of the facility and these negotiations were concluded in March 2004.

The following disclosures are given in respect of the facility as it existed at 31 December 2003 and as at 31 March 2004 following the renegotiation:

Agreement as at 31 December 2003:

At 31 December 2003 the credit facility was for an amount of £69,000,000 in two tranches, which reduces as set out in the repayment profile below.

	Tranche A	Tranche B	Total
	£'000	£'000	£'000
Repayment profile of amounts at 31 December 2003			
Within one year	2,000	2,000	4,000
Between one and two years	2,000	4,000	6,000
Between two and three years	2,000	6,000	8,000
Between three and four years	5,000	6,000	11,000
Between four and five years	21,250*	7,000	28,250
Total	32,250	25,000	57,250

* The balance of the outstanding commitments payable will not exceed £33,000,000.

The interest margin is set above LIBOR on tranche A at 1.00 per cent. and tranche B at 2.25 per cent., with a commitment fee of 1.125 per cent. on the unused portion of the facility.

Agreement as at 31 March 2004 following renegotiation:

The credit facility remains for an amount of £69,000,000 also in two tranches, which reduce according to the repayment profile set out below.

	Tranche A	Tranche B	Total
	£'000	£'000	£'000
Repayment profile of amounts outstanding at 31 December 2003			
Within one year	2,000	—	2,000
Between one and two years	5,000	—	5,000
Between two and three years	5,350	21,250	26,600
Between three and four years	5,000	2,500	7,500
Between four and five years	14,900*	1,250	16,150
Total	32,250	25,000	57,250

* The balance of the outstanding commitments payable will not exceed £31,650,000.

The interest margin on tranche A is 2.25 per cent. and tranche B is 2.75 per cent., with a commitment fee of 50 per cent. of the relevant margin on the undrawn portion of the facility. In addition, further fees of up

21. **Financial instruments (Continued)**

to £1 million are payable, the actual amounts of which will be determined by the timing of the repayment of at least £20 million of tranche B. The details are set out below:

Timing of repayment:

	Incremental margin on Tranche B	Fee
	per cent.	£'000
Before 30 September 2004	1.00	375
1 October 2004 to 31 March 2005	1.25	500
1 April 2005 to 31 August 2005	1.50	625
1 September 2005 to 14 April 2006	1.75	625
15 April 2006 to 15 July 2006	2.00	625
After 15 July 2006		1,000

In addition to the above fees which will be accrued over the period over which the tranche B as revised is made available, the Highbury Group has incurred professional fees relating to the renegotiation which have been carried forward and will be charged as a finance cost. The Highbury Group has also expensed one-off bank waiver and restructuring fees and exceptional professional fees associated with the renegotiation of £397,000.

(b) **Liquidity risk**

The Highbury Group seeks to manage financial risk, to ensure that sufficient liquidity is available to meet foreseeable needs. The Highbury Group's policy throughout the year has been to ensure the continuity of funding. The maturity profile of the Highbury Group's financial liabilities was as follows:

	In one year or on demand	Between one and two years	Between two and five years	Total
	£'000	£'000	£'000	£'000
2003				
Overdraft	3,441	—	—	3,441
Deferred consideration	2,201	60	10	2,271
Finance leases	4	—	—	4
Bank loan	4,000	6,000	47,250	57,250
Loan notes	4,076	—	—	4,076
	13,722	6,060	47,260	67,042
2002				
Overdraft	5,410	—	—	5,410
Deferred consideration	—	—	—	—
Finance leases	39	3	—	42
Bank loan	—	—	19,750	19,750
Loan notes	—	—	—	—
	5,449	3	19,750	25,202
2001				
Overdraft	4,791	—	—	4,791
Deferred consideration	—	578	—	578
Finance leases	81	40	—	121
Bank loan	—	—	21,500	21,500
Loan notes	—	—	—	—
	4,872	618	21,500	26,990

Note: Bank loans of £57,250,000 is stated gross of unamortised finance issue costs of £1,165,000.

21. **Financial instruments (Continued)**

When the loan notes are purchased or redeemed, the Highbury Group intends to finance the purchase or redemption of the loan notes by drawing on the borrowing facilities. The committed undrawn facilities available at 31 December 2003 were as follows:

	2001	2002	2003
	£'000	£'000	£'000
Expiring in one year or less	—	—	—
Expiring in more than one year but less than two	—	—	—
Expiring in more than two years	1,000	2,750	7,674
	1,000	2,750	7,674

(c) **Foreign Currency Risk**

Approximately 23 per cent. (2002: 25 per cent.; 2001: 26 per cent.) of the Highbury Group's sales are made to customers outside the United Kingdom. Given that the amount of overseas sales fluctuate continually, the Highbury Group does not consider it appropriate to hedge against these foreign currency exposures.

The table below shows the Highbury Group's currency profile which gives rise to net currency gains and losses recognised in the profit and loss account. These comprise the monetary assets and liabilities of the Highbury Group which are not denominated in the operating currency of the operating unit involved.

	Sterling	US dollars	Euro	Other	Total
	£'000	£'000	£'000	£'000	£'000
2003					
Functional currency of Highbury Group operations					
Sterling	—	500	609	83	1,192
US dollars	(569)	—	—	—	(569)
SA Rand	(1,190)	—	—	—	(1,190)
At 31 December 2003	(1,759)	500	609	83	(567)
2002					
Functional currency of Highbury Group operations					
Sterling	—	425	776	193	1,394
US dollars	(555)	—	—	—	(555)
SA Rand	(425)	—	—	—	(425)
At 31 December 2002	(980)	425	776	193	414
2001					
Functional currency of Highbury Group operations					
Sterling	—	1,606	441	79	2,126
US dollars	(322)	—	—	—	(322)
SA Rand	(346)	—	—	—	(346)
At 31 December 2001	(668)	1,606	441	79	1,458

(d) **Fair value of financial instruments**

There is no material difference between the fair value of borrowings and the other financial instruments and the book value at the balance sheet date.

22. Share capital

	2001 restated £'000	2002 as reported £'000	2002 restated £'000	2003 as reported £'000
2003				
Authorised				
500,000,000 (2002: 375,000,000, 2001: 375,000,000) ordinary shares of 5p each	18,750	18,750	18,750	25,000
Allotted, called up and fully paid				
298,959,712 (2002: 284,526,459, 2001: 284,526,459) ordinary shares of 5p each	14,227	14,244	14,244	14,948

On 8 March 2003, 11,390,690 ordinary shares were issued and on 2 May 2003 a further 4,772 ordinary shares were issued at 16.25p per share for part of the consideration for the purchase of Cabal Communications Limited.

On 8 August 2003, 2,677,041 ordinary shares were issued at 21.75p per share for part of the consideration of the purchase of Paragon Publishing Holdings Limited.

Highbury operates a Sharesave SAYE Scheme in which Highbury Directors and employees are able to participate. No options were exercised during the year.

At 31 December 2003, the following options over ordinary shares were outstanding:

	2003	2002	Exercise price	Date from which exercisable	Expiry date
Sharesave SAYE Scheme	—	323,125	31p	1 December 2002	31 May 2003
Sharesave SAYE Scheme	298,691	374,855	58.5p	1 December 2003	31 May 2004
Sharesave SAYE Scheme	606,817	742,070	26.5p	1 December 2004	31 May 2005
Sharesave SAYE Scheme	1,148,618	1,330,560	17.5p	1 December 2005	31 May 2006
Sharesave SAYE Scheme	1,217,937	—	25.1p	1 December 2006	31 May 2007
Approved Executive Share Option Scheme	512,435	612,185	73.25p	4 October 2003	3 October 2010
Approved Executive Share Option Scheme	70,588	70,588	42.5p	27 April 2004	26 April 2011
Approved Executive Share Option Scheme	184,615	—	16.25p	25 April 2006	24 April 2013
Unapproved Executive Share Option Scheme	184,930	184,930	73.25p	4 October 2003	3 October 2010
Unapproved Executive Share Option Scheme	229,412	229,412	42.5p	27 April 2004	26 April 2011
Unapproved Executive Share Option Scheme	915,385	—	16.25p	25 April 2006	24 April 2013

2002

Highbury operates a Sharesave SAYE Scheme in which Highbury Directors and employees are able to participate. During the year, options were exercised on 360,750 shares at an exercise price of 12p.

22. Share capital (Continued)

At 31 December 2002, the following options over ordinary shares were outstanding:

	2002	2001	Exercise price	Date from which exercisable	Expiry date
Sharesave SAYE Scheme	—	360,750	12p	1 December 2001	31 May 2002
Sharesave SAYE Scheme	323,125	466,250	31p	1 December 2002	31 May 2003
Sharesave SAYE Scheme	374,855	526,915	58.5p	1 December 2003	31 May 2004
Sharesave SAYE Scheme	742,070	1,022,083	26.5p	1 December 2004	31 May 2005
Sharesave SAYE Scheme	1,330,560	—	17.5p	1 December 2005	31 May 2006
Approved Executive Share Option Scheme	612,185	656,810	73.25p	4 October 2003	3 October 2010
Approved Executive Share Option Scheme	70,588	70,588	42.5p	27 April 2004	26 April 2011
Unapproved Executive Share Option Scheme	184,930	597,065	73.25p	4 October 2003	3 October 2010
Unapproved Executive Share Option Scheme	229,412	379,412	42.25p	27 April 2004	26 April 2011

2001

During the year new shares were issued in respect of the following:

(a) On 27 April 2001, 59,880 Highbury Shares were issued at 41.75p to a Columbus Group PLC employee on termination of his employment contract, as provided within the terms of his contract.

(b) On 6 August 2001, 1,557,300 Highbury Shares were issued at 28.5p by way of settlement of loan notes issued originally by the Columbus Group PLC for the acquisition of Chepstow Holdings Limited, as set out in the listing particulars of Highbury relating to the acquisition of the publishing businesses of Columbus Group PLC dated 28 June 2000.

(c) Highbury operates a Sharesave SAYE Scheme in which Highbury Directors and employees are able to participate. During the year, options were exercised over 1,040,000 Highbury Shares at the exercise price of 12p.

(d) Employees made redundant by Highbury were entitled to exercise share options held as part of Highbury's Sharesave SAYE Scheme. During the year options were exercised over 16,560 Highbury Shares at an exercise price of 31p.

The aggregate nominal value of new Highbury Shares issued in the year was £133,687.

At 31 December 2001, the following options over ordinary shares were outstanding:

	2001	Exercise price	Date from which exercisable	Expiry date
Sharesave SAYE Scheme	360,750	12p	1 December 2001	31 May 2002
Sharesave SAYE Scheme	466,250	31p	1 December 2002	31 May 2003
Sharesave SAYE Scheme	526,915	58.5p	1 December 2003	31 May 2004
Sharesave SAYE Scheme	1,022,083	26.5p	1 December 2004	31 May 2005
Approved Executive Share Option Scheme	656,810	73.25p	4 October 2003	3 October 2010
Approved Executive Share Option Scheme	70,588	42.5p	27 April 2004	26 April 2011
Unapproved Executive Share Option Scheme	597,065	73.25p	4 October 2003	3 October 2010
Unapproved Executive Share Option Scheme	379,412	42.25p	27 April 2004	26 April 2011

23. Reserves

2003

	Share premium account	Merger reserve	Shares to be issued	Profit and loss account	Total
	£'000	£'000	£'000	£'000	£'000
At 1 January 2003 as previously reported	47,253	48,450	4,000	14,936	114,639
Adoption of new revenue recognition policy at 31 December 2002 (note 1(c))	—	—	—	(793)	(793)
Adoption of new marketing costs policy at 31 December 2002 (note 1(o))	—	—	—	(129)	(129)
At 1 January 2003 restated	47,253	48,450	4,000	14,014	113,717
Retained loss for the year	—	—	—	(29,913)	(29,913)
Transfer to profit and loss account from merger reserve	—	(23,689)	—	23,689	—
Foreign exchange translation	—	—	—	(7)	(7)
Premium on shares issued	1,731	—	—	—	1,731
Reduction in estimate of deferred consideration	—	—	(542)	—	(542)
At 31 December 2003	48,984	24,761	3,458	7,783	84,986

The movement in the Highbury Group merger reserve represents a transfer of goodwill amortisation and impairment charged to the profit and loss account, relating to the share acquisition of the Columbus business in 2000.

Within Highbury, profit and loss are non-distributable reserves resulting from receiving dividends from subsidiary undertakings which were declared partly from unrealised profits on inter-company transactions. At 31 December 2003 Highbury had non-distributable reserves of £4,932,000 (2002: £nil; 2001: £nil).

2002

	Share premium account	Merger reserve	Profit and loss account	Total
	£'000	£'000	£'000	£'000
At 1 January 2002 as previously reported	47,228	49,572	13,573	110,373
Adoption of FRS 19 at 31 December 2001 (see note 15)	—	27	(1,327)	(1,300)
At 1 January 2002 as restated	47,228	49,599	12,246	109,073
Retained profit for the year	—	—	1,508	1,508
Transfer from profit and loss account to merger reserve	—	(1,149)	1,149	—
Currency translation gain	—	—	33	33
Premium on shares issued	25	—	—	25
At 31 December 2002	47,253	48,450	14,936	110,639

The movement in the Highbury Group merger reserve represents a transfer of goodwill amortisation charged to the profit and loss account. The goodwill arose on the acquisition of the Columbus business in 2000, upon which the merger reserve was created.

24. Reconciliation of equity shareholders' funds

	2001 restated £'000	2002 as reported £'000	2002 restated £'000	2003 as reported £'000
Profit/(loss) for the financial year as previously reported	5,174	3,645	3,645	(27,624)
Impact of prior year adjustments	—	—	(82)	—
Profit/(loss) for the financial year as restated	5,174	3,645	3,563	(27,624)
New shares issued	599	42	42	2,435
Reduction in shares to be issued	2,100	(100)	(100)	(542)
Dividends	(1,705)	(2,137)	(2,137)	(2,289)
Currency translation (loss)/gain	(451)	33	33	(7)
Increase/(decrease) during the year	5,717	1,483	1,401	(28,027)
Opening shareholders' funds as previously reported	123,073	—	127,400	128,883
Impact of prior year adjustments	(1,390)	—	(840)	(922)
Opening shareholders' funds as restated	121,683	127,400	126,560	127,961
Closing equity shareholders' funds	127,400	128,883	127,961	99,934

25. Commitments and contingencies

The Highbury Group and Highbury have authorised and contracted for, but not provided in the financial statements, £450,000 for capital expenditure (2002: £nil; 2001: £nil).

There are cross guarantees in favour of the Highbury Group's bankers with the Highbury Group's subsidiary undertakings excluding Highbury House Communications, Inc. and Monarch Communications (Pty) Limited.

Details of deferred and contingent consideration in respect of prior year acquisitions are given in note 12(d).

26. Related party transactions

During the period from 19 April 2001 to 31 December 2003, Internet Advertising Limited, an associated undertaking, provided internet services to the Highbury Group on an arms' length basis. In the year ended 31 December 2003, the total amount paid to Internet Advertising Limited was £25,000 excluding VAT (2002: £119,000; 2001: £48,000). The Highbury Group also purchased the intellectual property rights to the "Easypress" software for £100,000 during the year ended 31 December 2003. As at 31 December 2003, the Highbury Group owed £1,000 to Internet Advertising Limited (2002: £3,000; 2001: £3,000).

The Highbury Group has made a loan facility of £600,000 available to Internet Advertising Limited. During the year ended 31 December 2003, Internet Advertising Limited withdrew £105,000 on this facility (2002: £442,000; 2001: £ nil). The Highbury Group had legal responsibility for property lease obligations of £39,000 which were paid on behalf of Internet Advertising Limited and the Highbury Group expects this will be repaid during 2004. As at 31 December 2003, Internet Advertising Limited owed the Highbury Group £639,000 (2002: £495,000; 2001: £353,000).

Save for the above, the Highbury Group did not have any other related party transactions (2002: £nil; 2001: £nil).

27. Post balance sheet events

As set out in note 21(a)(ii) the Highbury Group renegotiated the terms of the banking facility in March 2004.

Section B: Highbury's unaudited interim financial information for the six months ended 30 June 2004

The financial information in this Section B is the full text of Highbury's unaudited interim financial information for the six months ended 30 June 2004.

Chairman's statement for the six months ended 30 June 2004

"The first half of 2004 proved challenging for Highbury. Consumer markets have been more difficult than had been anticipated at the outset to the year with advertising spend patchy and circulation levels down.

At the half year, revenues and adjusted operating profit (before exceptional items, goodwill amortisation and impairment) were up by 24 per cent. to £55.5 million (2003: £44.7 million) and by 15 per cent. to £4.5 million (2003: £3.9 million) respectively. These included significant contributions from Cabal and Paragon Publishing, which had been acquired in April and August last year. However, adjusted profit before tax declined from £3.3 million to £2.4 million mainly as a result of Highbury's trading underperformance and the additional interest costs arising from the acquisitions. Adjusted profit before tax is before exceptional items, amortisation, impairment and accrued refinancing costs. Statutory loss on ordinary activities after taxation was £26.3 million (2003: £28.0 million).

At the beginning of August 2004, the Highbury Directors made a number of management changes in order to reflect the changed needs of the Highbury Group and I was appointed Non-executive Chairman. The Highbury Directors also instigated an immediate strategic, financial and operational review. The new team of Mark Simpson as Chief Executive Officer, Owen Davies as Finance Director who joined on 27 September and David Nizol as Chief Operating Officer see it as an absolute priority to sharpen the focus of the business, improve financial controls, introduce a more integrated approach to the management of the businesses, encourage greater new product innovation and reduce Highbury Group debt. Details of Highbury's banking arrangements are set out in the Chief Executive's review.

Although the strategic review will not be completed until December the Highbury Directors have already concluded that the strategy of focussing on consumer publishing, whilst seeking to reduce debt, is fundamentally sound. Now that BCom has been reorganised and starting to deliver improved results the Highbury Directors shall, in the second half of the year, commence the process of selling this business.

With a financial year end of 31st December Highbury's results are very heavily influenced by fourth quarter trading. Given the lack of visibility, especially of copy sales, and against a background of weaker than anticipated markets and performance in the first half, the Highbury Directors no longer expect profits to meet market expectations for the full year. The Highbury Directors have concluded that profit before tax, amortisation and exceptional items is unlikely to be greater than £7.0 million for 2004.[3]

As a result of the underperformance of some of Highbury's businesses and the intention to sell BCom, the Highbury Directors have decided to make a further impairment charge to the carrying values of some of Highbury's assets and it is possible that additional write downs may be required in the final results for 2004 depending on the conclusions of Highbury's strategic review. It must, however, be emphasised strongly that the accounting convention relating to impairment does not permit upward revision to the historic acquired cost where the same methodology indicates enhanced values against the acquisition cost in the accounts. In Highbury's case, this is significant.

Unfortunately, as a result of the weak trading and the impairment charge, the Highbury Directors shall not be able to pay an interim dividend nor recommend the payment of a final dividend. The Highbury Directors are nonetheless, determined that the Highbury Group will return to paying dividends as soon as possible.

Although I much regret bringing such disappointing news to shareholders, I am confident that the new team will, through the introduction of stronger management and financial controls, better organisation and greater business integration build a better Highbury Group capable of delivering much improved results."

Simon Neathercoat

Chairman

---

(3) This statement was superseded by the profit estimate announcement made by Highbury on 11 February 2005, which has subsequently been updated by the profit estimate dated 11 March 2005. Please see section C of this Part III for further details.

Chief Executive Officer's review for the six months ended 30 June 2004

Financial review

"Highbury Group revenues were up by 24 per cent. to £55.5 million (2003: £44.7 million), reflecting the full impact of the two recent acquisitions, Cabal in April 2003 and Paragon Publishing in August 2003. Advertising revenue increased by 7 per cent. whilst circulation was up by 66 per cent.

Excluding these acquisitions, which contributed 28 per cent. of Highbury Group revenues, like for like revenues were down 5 per cent. compared to the same period last year, with advertising and circulation revenues down 4 per cent. and 3 per cent. respectively. Most operating units faced challenging market conditions caused by patchy advertising spend and lower than anticipated circulation revenues, especially in Q2.

Adjusted operating profit before exceptional items and amortisation increased by 15 per cent. to £4.5 million (2003: £3.9 million), with the inclusion of the two recent acquisitions, which contributed 32 per cent. of the Highbury Group's adjusted operating profit before Highbury Group costs. BCom saw a significant improvement in operating profit as the 2003 reorganisation bore fruit. During this period, market shares across most consumer markets have been broadly steady, albeit with soft newsstand sales in Q2.

However, a number of the Highbury Group's businesses performed below expectations. Following a financial review, the Highbury Directors have reassessed the Highbury Group's asset portfolio, as detailed below. Accordingly, the Highbury Directors have considered it appropriate to take an impairment charge of £26.4 million. This charge relates solely to those titles or businesses where the Highbury Directors see a permanent reduction in carrying values. It does not reflect any increased values that exist in many of the Highbury Group's titles or businesses and does not have any cash impact. The carrying values of the Highbury Group's core newsstand consumer magazine units remain unchanged including its two most recent acquisitions. Exceptional costs of £259,000 were also incurred, relating to a settlement of an outstanding trade dispute.

Cash generation has been encouraging in the period with operating cash flow representing 197 per cent. of operating profit before amortisation. This conversion rate was similar to last year's.

Net interest charges before exceptionals and accrued refinancing fees amounted to £2.0 million (2003: £686,000) as a result of the increase in net debt to £59.3 million at 30 June 2004 (2003: £30.2 million). Interest payable, excluding debt issue cost and refinancing fees, was covered 2.4 times by adjusted profits.

The Highbury Group reported a pre-tax loss of £25.7 million (2003: loss £27.8 million).

The effective tax rate, excluding amortisation and the loss on disposal of an associate, has reduced from 36.7 per cent. to 35.6 per cent. as the prior year rate was affected by the loss on the sale of the property and associate company losses.

Adjusted earnings per share, before exceptional costs, goodwill amortisation and impairment, exceptional and accrued refinancing charges, were 0.5p (2003: 0.8p). The Highbury Group reported a statutory loss per share of 8.7p (2003: loss 9.7p).

Strategy and operational review

The shape of the business today is a result of an active acquisition strategy over the past three to four years. It has recently been the Highbury Group's stated intention to focus on its consumer magazine interests, sell BCom and consequently pay down debt. This remains the Highbury Group's strategy.

In order to underpin the Highbury Group's strategy, the new management team has acted to accelerate the process of reorganisation and integration. It has instigated a detailed evaluation of the Highbury Group's financial position. This has led to a reassessment of the Highbury Group's prospects for the current year (as set out below) and asset values. The new management team has also initiated a thorough strategic and operational review of all Highbury's businesses and titles. The latter will run alongside the budgeting process for 2005 and is expected to be completed in December. Its purpose is to:

- achieve a much tighter operational focus and improve efficiency
- facilitate greater integration of business units
- improve the speed of business units' response to changing market conditions

- encourage more innovative new product development
- identify and secure opportunities to reduce debt

The results of the review may lead to the disposal of some other business units, in addition to BCom, and the reorganisation of others. In this event, the Highbury Group may look again at the carrying value of its assets.

The Highbury Group has already taken action and made some operational changes. From the end of this month, the Highbury Lifestyle and Leisure divisions are to be reorganised into one division, Highbury Lifestyle. This will:

- flatten the management structure to improve responsiveness and decision-making
- build more appropriate clusters of products around key market groups (e.g. home interest)
- facilitate joint marketing and group advertising sales
- reduce operating costs by combining divisional support functions.

The impact of these and earlier management changes will be to incur exceptional reorganisation costs in the second half of this year. The Highbury Directors currently expect these to be between £500,000 and £750,000.

Financing

Highbury Group debt is too high. The sale of BCom will enable the Highbury Group to reduce its gearing and, in addition, the Highbury Directors are actively exploring further ways of reducing debt. The Highbury Group's syndicate of banks has agreed variations to its existing facilities in order to allow for new covenant levels for future periods to be agreed with the banks by 31 December 2004. The Highbury Directors believe that these new financing arrangements will be concluded satisfactorily.

Current trading and prospects

Following a weak second quarter, consumer market conditions have been generally flat through the summer, albeit with slight signs of pick-up in some markets such as videogames. In the light of this, the Highbury Group remains cautious about trading in the fourth quarter where typically it expects to earn at least 40 per cent. of its operating profit. Consequently, the Highbury Directors consider that the outcome for the year will be that profit before tax, amortisation and exceptionals but after interest is unlikely to be greater than £7.0 million. The reduction against market forecasts is primarily due to weaker markets, the disruption caused by ongoing restructuring and under-performance in some of the Highbury Group's portfolio.

The Highbury Directors remain strongly of the view that the best focus for the Highbury Group is on the consumer market in the UK and overseas. Although Highbury has some short-term challenges, the business has strong positions and titles in attractive markets with plenty of ideas to build revenues and profits.

Review of operations

The overall loss for consumer publishing in the first half was £17.5 million (2003: loss £6.3 million) after charging goodwill amortisation, exceptional goodwill and intangible impairment of £21.7 million (2003: £10.8 million) and other exceptional costs to settle a trade dispute of £259,000 (2003: other exceptionals £nil).

The overall loss for business publishing in the half was £4.7 million (2003: loss £19.1 million) after charging goodwill amortisation, exceptional goodwill and intangible impairment of £5.3 million (2003: £16.8 million) and no other exceptionals in 2004 (2003: property impairment £535,000 and reorganisation costs of £1,741,000).

The overall profit for the International division in the first half was £559,000 (2003: £450,000), after charging goodwill amortisation of £33,000 in both years.

(In this review of operations, contribution refers to contribution of the division before goodwill amortisation, impairment and exceptional items as this presents a more meaningful view of the underlying business performance. For information of the allocation of these items to reported segments and a reconciliation to the overall group loss see note 2 to the Interim Report.)

1. Consumer publishing

	2003	2004	Change (per cent.)
	£'000	£'000	£'000
Revenue	30,900	41,334	34
Contribution	4,570	4,498	−2
Margin (per cent.)	15	11	

Consumer publishing activities comprise the following four divisions: Lifestyle, Leisure, Entertainment, and Direct. Overall, revenues were 34 per cent. higher than last year and contribution decreased slightly by 2 per cent. The 2004 results have benefited from the acquisitions of Cabal (completed in April 2003) and Paragon (completed in August 2003). Excluding the impact of these acquisitions, revenues were 8 per cent. lower on a like for like basis, advertising revenue was 7 per cent. down and circulation revenues were 3 per cent. below last year.

As a result of the reduced circulation revenues arising from difficult market conditions, margins have reduced from 15 per cent. to 11 per cent.

a *Lifestyle*

(Comprising Cabal, women's lifestyle portfolio and customer publications. Key titles include Front, Real Homes, DJ Magazine, Pregnancy and the IKEA Magazine)

More competitive markets, product investment and weak newsstand sales have held this division back. *Front* has maintained its market position as a monthly title despite the launches of two competing weekly men's lifestyle titles, albeit revenue in the period fell as a result. Greater competition in the home interest sector resulted in a lesser performance by *Real Homes*, whereas *Baby* and *Pregnancy* both benefited from increased editorial investment and performed well. The latter have been significantly overhauled through increased frequency and promotional investment which, whilst holding back contribution in the short term, is expected to pay dividends in the second half and especially in 2005. *Pro Cycling* has also improved its performance.

Although advertising revenues in the customer publications unit were lower compared to last year, significant cost savings, totalling some £300,000 were achieved and the operating unit's contribution was broadly flat year on year. The unit will now focus on more profitable opportunities.

b *Leisure*

(Comprising SPL Publishing and Highbury's special interest publications. Key titles include Fast Car, Home, Gardens Monthly, Fast Bikes and various craft and hobby titles)

The performance of *Fast Car* has been encouraging with revenue and contribution growing. *Fast Bikes* and *Gardens Monthly* have also continued to make good progress. The more difficult newsstand conditions, particularly in the home interest market, have resulted in a weaker performance by the rest of the leisure portfolio and profitability overall has consequently been lower. The special interest titles performed in line with expectations and recorded a significant year on year increase in margins.

It has been announced that Highbury Leisure and Lifestyle will be reorganised into one Highbury Lifestyle division.

c *Entertainment*

(Comprising Paragon Publishing, and the former WV Technical and Bleeding Edge Publishing units. Key titles include PLAY, DVD Review, Hotdog, PowerStation, Home Cinema Choice, What Satellite and Home Entertainment Week)

Newsstand sales in the videogames, home entertainment and digital photography sectors were below expectations in the first half of the year particularly in Q2. Demand for these magazines is to a degree dependent on the flow of new consumer electronic products, which has been slow over the period. Good cost control has, however, mitigated much of the impact.

Encouragingly, Highbury's share of the overall videogames market has increased slightly to 24.5 per cent. (as measured by units sold) and it remains the leading publisher of unofficial titles in two of the three console markets. Market share elsewhere is broadly steady and the division enjoys significant market leading positions in some sectors.

Prospects for the second half are more favourable, especially in the Videogames sector, which will see the launch of a number of new popular computer games in the final quarter of 2004 e.g. *Grand Theft Auto—San Andreas* due to be released at the end of October. These traditionally have a significant impact on the market and hence on copy sales and already, there is some encouraging uplift in both circulation and advertising revenues.

d Direct

(Comprising Highbury Local, newsletters, list rental and Wyvern subscription fulfilment. Key Highbury Local titles include the Property Mart series, The Hill and South West)

Revenues in local publications grew by 4 per cent. compared to last year, partly as a result of extending the Property Mart portfolio into new areas. Overall, the portfolio continued to reduce its dependence on property advertising by diversifying its revenue stream and succeeded in growing lifestyle advertising by 14 per cent. year on year. These initiatives have reduced margins in the short term but the business is much stronger as a result. Business list rentals performed in line with expectations but this was more than offset by disappointing performances in the consumer list rental and newsletters divisions. During the course of the past year there has been a significant reorganisation of the direct marketing operations with the closure of some unprofitable activities resulting in a significant loss of sales in the first half. The remaining operating units grew sales by 3 per cent. but operating profit for Highbury Direct as a whole was 30 per cent. lower.

2. Highbury Business

(Comprising the market sectors of defence and communications, travel, transport and industry, food, drink and retail)

	2003	2004	Change (per cent.)
	£'000	£'000	£'000
Revenue	9,686	8,913	−8
Contribution	24	570	
Margin (per cent.)	0.2	6.4	

As expected, advertising revenues have remained soft in some markets but these have been replaced by more profitable ancillary revenues e.g. awards evenings. This trend is expected to accelerate in the second half when most events take place. There has been a very tight focus on cost control and the division has benefited from the cost savings arising from the re-organisation and rationalisation carried out in the second half of 2003. Contribution has thus increased significantly from £24,000 last year to £570,000 with a significant improvement in margin.

Better than expected market conditions are being experienced in the horticulture, retail and motor trade areas but reduced spending by US companies on international marketing has had some impact in the travel, optical and defence sectors. Telecoms has shown signs of improvement which continue to be maintained. Overall, the division is now up to full staff strength following the major relocation and upheaval of the past year.

3. Highbury International

	2003	2004	Change (per cent.)
	£'000	£'000	£'000
Revenue	4,142	5,212	+26
Contribution	450	592	+32
Margin (per cent.)	11	11	

The performance of Highbury International, which comprises the US and South African offices, has been encouraging with significant growth in revenue, contribution and margins. Advertising revenue increased by 29 per cent. compared to the prior period.

In the US, buoyant advertising revenues combined with the increased frequency of *Women's Fitness* and the new *Men's Edge* title contributed to a 19 per cent. increase in turnover. Currently, the US portfolio is comparatively small (six titles) but there are ample opportunities over time to expand into similar markets as in the UK and, where appropriate, by reusing content or leveraging UK market expertise and knowledge.

South Africa benefited from the small portfolio acquisitions made in 2003 and 18 titles were published in the period compared to 15 last year. In addition, advertising revenues in the core customer titles continued to grow.

As a result of the increasing revenues, profits in South Africa were 69 per cent. higher than the same period last year and margins have improved from 16 per cent. to 20 per cent.

Mark Simpson
Chief Executive Officer

	Note	Audited year to 31 December 2003	Unaudited 6 months to 30 June 2003 (as restated —note 1)	Unaudited 6 months to 30 June 2004
		£'000	£'000	£'000
Turnover				
Continuing operations	2	108,097	44,727	**55,459**
Cost of sales		(71,435)	(28,149)	**(34,204)**
Gross profit		36,662	16,578	**21,255**
Operating expenses before amortisation and impairment of intangible assets and before exceptional items		(26,526)	(12,493)	**(16,754)**
Exceptional legal costs	3	—	—	**(259)**
Reorganisation costs		(2,808)	(1,741)	**—**
Impairment of property		(537)	(535)	**—**
Goodwill amortisation		(1,517)	(883)	**(634)**
Goodwill and intangibles impairment write-off		(27,013)	(26,878)	**(26,436)**
Total amortisation and impairment of intangible assets and exceptional items		(31,875)	(30,037)	**(27,329)**
Operating expenses		(58,401)	(42,530)	**(44,083)**
Operating profit before amortisation and impairment of goodwill and intangibles and before exceptional items		10,136	4,085	**4,501**
Total amortisation and impairment of intangible assets and exceptional items		(31,875)	(30,037)	**(27,329)**
Group operating loss				
Continuing operations	2	(21,739)	(25,952)	**(22,828)**
Share of operating loss in associated undertaking		(252)	(137)	**(23)**
Amortisation of goodwill in respect of associates		(152)	(152)	**—**
Impairment of goodwill in respect of associates		(756)	(757)	**—**
		(1,160)	(1,046)	**(23)**
Operating loss		(22,899)	(26,998)	**(22,851)**
Loss on disposal of associated undertaking	3	—	—	**(180)**
Total operating loss		(22,899)	(26,998)	**(23,031)**
Interest receivable and similar income		60	—	**37**
Interest payable and similar charges	4	(2,886)	(682)	**(2,730)**
Loss on ordinary activities before taxation		(25,725)	(27,680)	**(25,724)**
Taxation on loss on ordinary activities		(1,899)	(363)	**(554)**
Loss on ordinary activities after taxation		(27,624)	(28,043)	**(26,278)**
Dividends	5	(2,289)	(827)	**—**
Retained loss for the period		(29,913)	(28,870)	**(26,278)**
Basic and diluted loss per share	6	(9.4p)	(9.7p)	**(8.7p)**

Highbury Group Statement of Total Recognised Gains and Losses for the six months ended 30 June 2004

	Audited year to 31 December 2003	Unaudited 6 months to 30 June 2003 (as restated —note 1)	Unaudited 6 months to 30 June 2004
	£'000	£'000	£'000
Loss for the period	(27,624)	(28,043)	**(26,278)**
Currency translation (loss)/gain	(7)	51	**(14)**
Total recognised losses relating to the period	(27,631)	(27,992)	**(26,292)**

Reconciliation of Movement in Shareholders' Funds

	Audited year to 31 December 2003	Unaudited 6 months to 30 June 2003 (as restated —note 1)	Unaudited 6 months to 30 June 2004
	£'000	£'000	£'000
Loss for the period	(27,624)	(28,043)	**(26,278)**
New shares issued	2,435	1,852	**3,875**
Reduction in shares to be issued	(542)	(550)	**(3,458)**
Dividends	(2,289)	(827)	**—**
Currency translation (loss)/gain	(7)	51	**(14)**
Decrease during the period	(28,027)	(27,517)	**(25,875)**
Opening shareholders' funds as previously reported	127,961	128,379	**99,934**
Reclassification of own shares (see note 1)	(82)	(140)	**(82)**
Impact of prior year adjustment (see note 1)	—	(418)	**—**
Opening shareholders' funds as restated	127,879	127,821	**99,852**
Closing shareholders' funds	99,852	100,304	**73,977**

Highbury Group Balance Sheet at 30 June 2004

	Audited year to 31 December 2003	Unaudited 6 months to 30 June 2003 (as restated —note 1)	Unaudited 6 months to 30 June 2004
	£'000	£'000	£'000
Fixed assets			
Intangible Assets	152,426	119,761	**127,249**
Tangible Assets	7,136	8,758	**7,069**
Investments	147	243	**2**
	159,709	128,762	**134,320**
Current assets			
Stocks	1,556	1,424	**1,614**
Debtors: Amounts falling due within one year	28,279	25,047	**24,545**
Cash at bank and in hand	1,679	1,715	**1,472**
	31,514	28,186	**27,631**
Creditors: Amounts falling due within one year	(39,116)	(31,755)	**(31,669)**
Net current liabilities	(7,602)	(3,569)	**(4,038)**
Total assets less current liabilities	152,107	125,193	**130,282**
Creditors: Amounts falling due after more than one year	(52,255)	(24,889)	**(56,305)**
Net assets	99,852	100,304	**73,977**
Capital and reserves			
Called up share capital	14,948	14,814	**15,810**
Share premium account	48,984	48,535	**51,997**
Merger reserve	24,761	30,160	**6,200**
Shares to be issued	3,458	3,450	**—**
Own shares	(82)	(140)	**(82)**
Profit and loss account	7,783	3,485	**52**
Equity shareholders' funds	99,852	100,304	**73,977**

Highbury Group Cash Flow Statement for the six months ended 30 June 2004

	Audited year to 31 December 2003	Unaudited 6 months to 30 June 2003 (as restated —note 1)	Unaudited 6 months to 30 June 2004
	£'000	£'000	£'000
Net cash inflow from operating activities	8,049	4,451	**8,338**
Returns on investments and servicing of finance			
Interest paid	(1,359)	(681)	**(1,941)**
Interest received	60	—	**37**
Interest element of finance lease payments	(2)	(1)	**—**
Exceptional finance costs	—	—	**(213)**
Net cash outflow from returns on investments and servicing of finance	(1,301)	(682)	**(2,117)**
Taxation			
Corporation tax (paid)/recovered	(1,774)	(726)	**199**
Free cash flow	4,974	3,043	**6,420**
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets	(1,561)	(591)	**(597)**
Receipts from sale of tangible fixed assets	2,133	13	**11**
Payments to acquire intangible fixed assets	(574)	(131)	**(43)**
Loans to associated undertakings	(144)	(144)	**—**
Additional investment in associated undertaking	(18)	—	**—**
Net cash outflow from capital expenditure and financial investment	(164)	(853)	**(629)**
Acquisitions and disposals			
Payments to acquire subsidiaries	(37,342)	(5,246)	**—**
Cash at bank acquired with subsidiaries	478	239	**—**
Payments of deferred consideration	(440)	(416)	**(2,486)**
Net cash outflow for acquisitions and disposals	(37,304)	(5,423)	**(2,486)**
Equity dividends paid	(2,251)	(1,481)	**—**
Net cash (outflow)/inflow before financing	(34,745)	(4,714)	**3,305**
Financing			
Proceeds from new borrowings	38,250	5,887	**—**
Expenses paid in connection with negotiations of refinancing	(1,258)	—	**(50)**
Repayment of borrowings	(750)	(750)	**(23)**
Proceeds from issue of shares	—	—	**5**
Capital element of finance lease payments	(44)	(27)	**(3)**
Net cash inflow/(outflow) from financing	36,198	5,110	**(71)**
Increase in cash	1,453	396	**3,234**

Free cash flow represents cash flow before capital expenditure, acquisition consideration, disposal proceeds, dividends and financing.

Notes to the Highbury Group Cash Flow Statement

Reconciliation of operating profit to operating cash flow

	Audited year to 31 December 2003	Unaudited 6 months to 30 June 2003 (as restated —note 1)	Unaudited 6 months to 30 June 2004
	£'000	£'000	£'000
Operating loss	(21,739)	(25,952)	**(22,828)**
Depreciation charges	1,629	791	**648**
Loss on disposal of fixed assets	530	1	**3**
Freehold property provision	—	535	**—**
Amortisation of intangible fixed assets	1,517	883	**634**
Impairment of intangible fixed assets	27,013	26,878	**26,436**
Movement in deferred income	56	1,171	**(1,243)**
Decrease/(increase) in stock	16	(166)	**(58)**
(Increase)/decrease in debtors	(2,061)	(2,803)	**2,865**
Increase in creditors	1,088	3,113	**1,881**
Net cash inflow from operating activities	8,049	4,451	**8,338**

Reconciliation of net cash flow to movement in net debt

	Audited year to 31 December 2003	Unaudited 6 months to 30 June 2003 (as restated —note 1)	Unaudited 6 months to 30 June 2004
	£'000	£'000	£'000
Increase in cash in the period	1,453	396	**3,234**
Cash (inflow)/outflow from debt and lease financing	(36,198)	(5,110)	**76**
Changes in net debt resulting from cash flows	(34,745)	(4,714)	**3,310**
Finance leases acquired with subsidiaries	(6)	(6)	**—**
Amortisation of finance issue costs	(93)	—	**(130)**
Loan notes issued for acquisition of subsidiaries	(4,076)	(2,494)	**(523)**
Movement in net debt in the period	(38,920)	(7,214)	**2,657**
Opening net debt	(23,007)	(23,007)	**(61,927)**
Closing net debt	(61,927)	(30,221)	**(59,270)**

Analysis of net debt

	Audited year to 31 December 2003	Unaudited 6 months to 30 June 2003 (as restated —note 1)	Unaudited 6 months to 30 June 2004
	£'000	£'000	£'000
Cash at bank and in hand	1,679	1,715	**1,472**
Overdrafts	(3,441)	(4,534)	**—**
Total cash	(1,762)	(2,819)	**1,472**
Bank debt due within one year	(4,000)	—	**—**
Bank debt due after one year	(52,085)	(24,888)	**(56,165)**
Loan notes	(4,076)	(2,494)	**(4,576)**
Finance leases	(4)	(20)	**(1)**
Total borrowings	(60,165)	(27,402)	**(60,742)**
Net debt	(61,927)	(30,221)	**(59,270)**

Notes to the Interim Statement for the six months ended 30 June 2004

1. Basis of Preparation

This interim report was approved by the Highbury Directors on 27 September 2004. With the exception of the change in presentation of ESOP Own Shares in the balance sheet (see below), the interim financial information has been prepared using accounting policies that are consistent with those adopted in the statutory accounts for the year ended 31 December 2003.

The figures for the year ended 31 December 2003 do not constitute Highbury's statutory accounts for that year but were derived from the statutory accounts for that year. The statutory accounts for the year ended 31 December 2003 have been delivered to the Registrar of Companies and received an audit report which was unqualified and did not contain statements under s237 (2) or (3) of the Act.

The interim financial information for the six months ended 30 June 2004 has not been audited, nor has the interim financial information for the equivalent period in 2003.

Presentation of ESOP Own Shares in the balance sheet

The Highbury Group has previously presented its holding of its own shares held in an ESOP as a fixed asset investment. To comply with UITF 38 "Accounting for ESOP Trusts", the value of the own shares is now presented as a deduction from shareholder funds.

This restatement has had no effect on the profit and loss account in the six months ended 30 June 2003 or the year to 31 December 2003. There is a reduction in shareholders' funds of £140,000 as at 30 June 2003 arising from a reduction in investments of £140,000, and a reduction in shareholders' funds of £82,000 as at 31 December 2003 arising from a reduction in investments of £82,000.

Prior year adjustment in respect of change in accounting policy for revenue recognition and marketing costs for 30 June 2003 comparatives

As reported in the statutory accounts for the year ended 31 December 2003, the Highbury Group changed its accounting policy for revenue recognition to recognise revenue for consumer publications using the on-sale date, and for business publications the mailing date. Previously, the Highbury Group recognised revenue when consumer publications were dispatched to the distributor and business publications when they were sent to press. Also, the Highbury Group's policy in respect of marketing costs was to capitalise eligible marketing costs and amortise such costs over the expected period of benefit. This policy was changed such that marketing expenditure is now expensed as incurred.

The interim report for the six months to 30 June 2003 was prepared on the basis of the new revenue recognition policy. In the statutory accounts for the year ended 31 December 2003, further adjustments to implement the new revenue recognition policy were identified and the new policy for marketing costs was implemented.

The impact of the restatement on the consolidated financial statements in the six months ended 30 June 2003 is to increase profit attributable to parent company shareholders by £53,000 arising from a decrease in turnover of £10,000, an increase in cost of sales of £96,000 and an increase in the taxation charge of £33,000. There is a reduction in group equity shareholders' funds of £365,000 as at 30 June 2003 arising from a reduction in debtors of £1,373,000 and a reduction in creditors due within one year of £1,008,000.

2. Turnover and segmental analysis

The Highbury Group operates in three principal areas of activity, that of publishing income derived from advertising and circulation sales and related services, internet services and database management services.

The Highbury Group's source of revenue is principally from the United Kingdom with the exception of several of its titles for which advertising is sold from its South African, US and Australian operations and several titles for which circulation revenues derives from sales in France, Germany, South Africa, the United States and Australia. The Highbury Group's clients are based worldwide.

	Audited year to 31 December 2003	Unaudited 6 months to 30 June 2003 (as restated —note 1)	Unaudited 6 months to 30 June 2004
	£'000	£'000	£'000
Turnover by geographical destination			
U.K.	82,965	34,367	**42,707**
Rest of Europe	9,935	4,555	**4,071**
Rest of the world	15,197	5,805	**8,681**
Total	108,097	44,727	**55,459**
Turnover by geographical origin			
U.K.	98,783	40,585	**50,247**
Rest of the world	9,314	4,142	**5,212**
Total	108,097	44,727	**55,459**
Turnover by class of business			
Consumer	74,468	30,899	**41,334**
Business	24,512	9,686	**8,913**
International	9,117	4,142	**5,212**
Total	108,097	44,727	**55,459**

	Audited year to 31 December 2003	Unaudited 6 months to 30 June 2003 (as restated —note 1)	Unaudited 6 months to 30 June 2004
	£'000	£'000	£'000
Operating profit/(loss) by class of business			
Consumer	10,353	4,570	**4,498**
Business	773	24	**563**
International	970	450	**592**
Central costs	(1,960)	(959)	**(1,152)**
Sub total	10,136	4,085	**4,501**
Exceptional legal costs	—	—	**(259)**
Reorganisation costs	(2,808)	(1,741)	**—**
Impairment of property	(537)	(535)	**—**
Goodwill amortisation—consumer	(1,221)	(850)	**(542)**
Goodwill amortisation—business	(217)	—	**(59)**
Goodwill amortisation—international	(79)	(33)	**(33)**
Goodwill and intangibles impairment write off—consumer	(15,249)	(10,034)	**(21,206)**
Goodwill and intangibles impairment write off—business	(11,764)	(16,844)	**(5,230)**
Group operating loss	(21,739)	(25,952)	**(22,828)**

The Highbury Directors changed the definition of class of business such that international operations are shown as a separate class, as the Highbury Directors believe this is a clearer presentation of the current operating structure. Prior period segments have been restated for comparability.

3. **Exceptional Item**

Exceptional items charged against operating profit

In the six months to 30 June 2004 the Highbury Group has made a £259,000 provision for the estimated costs of a legal dispute which has now been settled, and has taken an intangible writedown of £26,436,000.

There is also an outstanding claim against the Highbury Group in respect of alleged copyright infringement. On the basis of legal advice, no provision has been made for this item.

Exceptional items charged below operating profit

In the six months to 30 June 2004 the Highbury Group made a provision of £180,000 against its remaining investment in Internet Advertising Limited and appointed receivers to exercise the debenture it held over the company's assets.

In addition, the Highbury Group has incurred additional costs relating to the refinancing of its borrowings, details of which are set out in note 4.

4. Borrowings

Bank borrowings

The Highbury Group is conducting a strategic review and pending the outcome of that review has reached agreement with its bankers that covenants under the terms of its banking facility must be reset at appropriate levels by 31 December 2004. The Highbury Directors believe that it will secure a satisfactory agreement with the Highbury Group's bankers.

The repayment profile of the Highbury Group's bank borrowings at 30 June 2004 is as follows:

	Tranche A	Tranche B	Total
	£'000	£'000	£'000
Within one year			
Between one and two years	4,176	—	4,176
Between two and three years	3,500	20,000	23,500
Between three and four years	24,574	5,000	29,574
Total	32,250	25,000	57,250

The interest margin on tranche A is 2.25 per cent. and tranche B is 2.75 per cent., with a commitment fee of 50 per cent. of the relevant margin on the undrawn portion of the facility.

In addition, further fees calculated as an incremental margin of up to 2 per cent. on total tranche B commitments and a further fee of up to £1 million are payable on 16 July 2006. These fees are charged on a constant basis over the term of tranche B. The actual amount will be determined by the timing of the repayment of at least £20 million of tranche B.

	Incremental margin	Fee
	per cent.	£'000
Timing of Repayment:		
Before 30 September 2004	1.00	375
1 October 2004 to 31 March 2005	1.25	500
1 April 2005 to 31 August 2005	1.50	625
1 September 2005 to 14 April 2006	1.75	625
15 April 2006 to 15 July 2006	2.00	625
After 15 July 2006		1,000

Loan notes

The £4,576,000 guaranteed Highbury loan notes outstanding at 30 June 2004 are unsecured and are guaranteed by Barclays Bank PLC and The Royal Bank of Scotland plc. A fee of 2.25 per cent. is charged for the guarantee and the guaranteed amount is classed as drawn in calculating the above commitment fee.

Interest is payable by Highbury on the principal amount of the loan notes between the rate of LIBOR less 0.25 per cent. and LIBOR less 1 per cent.

The holders of the loan notes are entitled to require Highbury to repay all or part of their holding, together with accrued interest, by giving Highbury 30 days' written notice before an interest payment date. Highbury has the right to redeem all outstanding loan notes at par together with any accrued interest by giving at least 30 days' written notice before an interest payment date. The interest payment dates are 31 March, 30 June, 30 September and 31 December of each year. Any loan notes not previously redeemed or purchased will be redeemed at par on 30 June 2006.

Interest payable and similar charges

	Audited year to 31 December 2003	Unaudited 6 months to 30 June 2003 (as restated —note 1)	Unaudited 6 months to 30 June 2004
	£'000	£'000	£'000
On bank loans and overdrafts	2,297	675	**1,792**
On loan notes and guarantees	97	6	**149**
Finance charges payable under finance leases and hire purchase contracts	2	1	**—**
Amortisation of finance issue costs	93	—	**130**
	2,489	682	**2,071**
Refinancing fees			
Refinancing related professional and bank fees	397	—	**446**
Accrued bank incremental and success fees	—	—	**213**
	397	—	**659**
Total	2,886	682	**2,730**

5. **Dividends**

The Highbury Directors do not propose an interim dividend (2003: 0.26p per share).

6. **Earnings per Ordinary Share**

Statutory Basis

The calculation of earnings per share is based upon losses of £26,278,000 (2003: losses £28,043,000) and on the weighted average number of Highbury Shares in issue during the period.

The weighted average number of shares used was:

	Audited year to 31 December 2003	Unaudited 6 months to 30 June 2003 (as restated —note 1)	Unaudited 6 months to 30 June 2004
	£'000	£'000	£'000
Basic	293,640	289,419	**302,272**
Share option adjustment	—	—	**—**
Deferred consideration	—	—	**—**
Diluted	293,640	289,419	**302,272**

Adjusted EPS basis

In addition to disclosing basic and diluted earnings per share on the statutory basis it is also shown on a basis adjusted for exceptional items, the amortisation of goodwill and intangibles and refinancing related fees comprising professional and bank fees and tranche B incremental costs. The Highbury Directors provide these figures to indicate the earnings per share arising from the underlying trading performance of the business. The figures are reconciled below:

	Audited year to 31 December 2003 Basic EPS	Audited year to 31 December 2003	Unaudited 6 months to 30 June 2003 (as restated —note 1) Basic EPS	Unaudited 6 months to 30 June 2003 (as restated —note 1)	Unaudited 6 months to 30 June 2004 Basic EPS	Unaudited 6 months to 30 June 2004
	pence	£'000	pence	£'000	pence	£'000
Earnings						
Goodwill amortisation . . .	0.6	1,669	0.3	1,035	**0.2**	**634**
Goodwill and intangibles impairment	9.4	27,769	9.6	27,635	**8.7**	**26,436**
Loss on disposal of associated undertaking .	—	—	—	—	**0.1**	**180**
Exceptional legal costs . .	—	—	—	—	**0.1**	**259**
Refinancing fees	0.1	397	—	—	**0.2**	**659**
Impairment of property . .	0.2	537	0.2	535	**—**	**—**
Reorganisation costs	1.0	2,808	0.6	1,741	**—**	**—**
Less tax on above costs . .	(0.3)	(848)	(0.2)	(426)	**(0.1)**	**(266)**
Total of adjustments	11.0	32,332	10.5	30,520	**9.2**	**27,902**
Statutory basis	(9.4)	(27,624)	(9.7)	(28,043)	**(8.7)**	**(26,278)**
Adjusted Basic EPS	1.6	4,708	0.8	2,477	**0.5**	**1,624**

7. **Post balance sheet events**

As a result of management changes that have already occurred and planned operational changes, the Highbury Group is expected to incur exceptional reorganisation costs in the second half of the year of no more than £750,000.

The Highbury Group will also incur additional finance related fees in connection with negotiating revised covenants."

Section C—Highbury profit estimate

1. Profit estimate

The text below is extracted from the profit estimate announcement made by Highbury on 11 February, 2005:

"Having completed the work necessary for the profit estimate to be reported on, the board of Highbury confirms that its pre-tax profit for the year ended 31 December 2004 is expected to be approximately £3.8 million (before goodwill and intangible amortisation and impairment, exceptional items, refinancing charges and FRS4 debt issue cost amortisation).

As a result of actual and planned disposals and the closure of Wyvern and certain titles, together with Highbury management's review of the ongoing portfolio, the total intangible publishing rights and goodwill non-cash impairment charge for the year to 31 December 2004 is expected to be not more than £53 million. Of this figure, £26 million relates to the second half of the year and of this £22 million is attributable to the businesses identified for sale or closure.

As expected, and as foreshadowed in the Highbury trading update on 31 January 2005, further exceptional restructuring costs and significant exceptional charges have been made at the year ended 31 December 2004. These are expected to be approximately £4.8 million, comprising approximately £1.9 million of restructuring and legal costs (being £1.4 million of redundancy costs and £0.5 million of legal charges) and approximately £2.9 million of non-cash balance sheet write-downs. The cash cost of the restructuring and legal charges was substantially incurred in 2004. In addition, there are approximately £0.9 million exceptional refinancing costs, other refinancing charges of £0.6 million and £0.3 million amortisation of FRS4 debt issue costs charged to interest."

On 11 March, 2005, Highbury reported as follows:

"Highbury reported on 11 February 2005 and reconfirms today that its pre-tax profit for the year ended 31 December 2004 is expected to be approximately £3.8 million (before goodwill and intangible amortisation and impairment, exceptional items, refinancing charges and FRS4 debt issue cost amortisation).

Since 11 February 2005, Highbury has made considerable progress on a number of fronts including the securing of new banking facilities and completing the disposal of Highbury Local.

Highbury also now reports that in the light of the anticipated net proceeds from the sale of BCom and Highbury Local the likely total intangible publishing rights and goodwill non-cash impairment charge for the year to 31 December 2004 is expected to be approximately £54 million. Of this figure, £27 million relates to the second half of 2004 and of this £23 million is attributable to the businesses identified for sale or closure.

Highbury reports exceptional restructuring costs and charges of approximately £4.9 million, comprising approximately £2.1 million of restructuring and legal costs (being £1.6 million of redundancy and reorganisation costs and £0.5 million of legal charges) and approximately net £2.8 million of non-cash balance sheet write-downs and other balance sheet adjustments. As previously reported there are approximately £0.9 million exceptional refinancing costs, other refinancing charges of £0.6 million and £0.3 million amortisation of FRS4 debt issue costs charged to interest. Highbury therefore expects its overall loss before taxation for the year ended 31 December 2004 to be approximately £58 million."

These statements, for which the Highbury Directors are solely responsible, together constitute a profit estimate for the purposes of the Listing Rules and of the Code and, as required by the Listing Rules and the Code, is reported on in paragraphs 2 to 6 below.

Basis of preparation of Highbury profit estimate

The profit estimate has been prepared on the basis of the accounting policies normally adopted by Highbury and takes into account the results shown by unaudited interim accounts for the six months ended 30 June 2004 and the results shown by unaudited management accounts of the Highbury Group for the six months ended 31 December 2004.

2. **Letter from Deloitte & Touche LLP in respect of the Highbury profit estimate prepared for the purposes of the Code**

Deloitte.

Deloitte & Touche LLP
Athene Place
66 Shoe Lane
London EC4A 3BQ

Tel: +44 (0) 20 7936 3000
Fax: +44 (0) 20 7583 1198
www.deloitte.co.uk

The Directors
Highbury House Communications PLC
Jordan House
47 Brunswick Place
London
N1 6EB

The Directors
Close Brothers Corporate Finance Limited
10 Crown Place
Clifton Street
London
EC2A 4FT

11 March 2005

Our Ref:

Dear Sirs

Highbury House Communications PLC ("Highbury")—Profit Estimate dated 11 March 2005

We have reviewed the accounting policies and calculations used in preparing the profit estimate dated 11 March 2005 (the "Profit Estimate") for Highbury and its subsidiaries (the "Highbury Group") for the year ended 31 December 2004, for which the directors of Highbury are solely responsible, as set out in the listing particulars of Future plc of today's date (the "Listing Particulars"). The Profit Estimate takes account of the results shown by unaudited interim accounts for the six months ended 30 June 2004, and the results shown by unaudited management accounts of the Highbury Group for the six months ended 31 December 2004.

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices. Accordingly, US recipients should read this letter only in the context of the United Kingdom requirements and standards under which it has been prepared. If US recipients are not knowledgeable about these United Kingdom requirements and standards, they should not rely upon this letter.

In our opinion, the Profit Estimate, so far as the accounting policies and calculations are concerned, has been properly compiled on the basis stated by the directors of Highbury in the Listing Particulars and the basis of accounting used to prepare the Profit Estimate is consistent with the accounting policies of the Highbury Group.

The work we have carried out on the Profit Estimate for the purposes of the report that we have prepared to meet the requirements of the City Code on Takeovers and Mergers (the "City Code") is solely for the purpose of reporting to the directors of Highbury, and hence to the existing shareholders of Highbury, and to the directors of Close Brothers Corporate Finance Limited. As a result, we assume no responsibility to any offeror or any other person other than the directors of Highbury, and hence the existing shareholders of Highbury, and the directors of Close Brothers Corporate Finance Limited in respect of or arising out of or in connection with our work on the Profit Estimate.

This letter is provided solely for the purposes of the Offer Document set out to Highbury Shareholders to meet the requirements of the City Code.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants

3. **Letter from Close Brothers Corporate Finance Limited in respect of the Highbury profit estimate prepared for the purposes of the Code**


Close Brothers
CORPORATE FINANCE

The Directors
Highbury House Communications PLC
Jordan House
47 Brunswick Place
London N1 6EB

11 March 2005

Dear Sirs

We refer to the statements regarding financial performance for the year ended 31 December 2004 of Highbury House Communications plc (the "Profit Estimate") set out in paragraph 1 of Section C of Part III of the listing particulars of Future plc of today's date (the "Listing Particulars").

We have considered the letter of today's date addressed to you and Close Brothers Corporate Finance Limited from Deloitte & Touche LLP (set out in paragraph 2 of Section C of Part III of the Listing Particulars) regarding the accounting policies adopted and calculations made in arriving at the Profit Estimate.

On the basis of our discussions with Highbury House Communications plc and having regard to the letter from Deloitte & Touche LLP, we consider that the Profit Estimate, for which the Directors of Highbury House Communications plc are solely responsible, has been made after due and careful consideration.

Yours faithfully

Close Brothers Corporate Finance Limited

Close Brothers Corporate Finance Ltd
10 Crown Place
London EC2A 4FT

Telephone 020 7655 3100
Fax 020 7655 8901/06
Website www.cbcf.com

Subsidiary of Close Brothers Group plc
Regulated by the FSA. Registered office as stated
Registered in England no 3067616

4. **Letter from Deloitte & Touche LLP in respect of the Highbury profit estimate prepared for the purposes of the Listing Rules**

Deloitte.

Deloitte & Touche LLP
Athene Place
66 Shoe Lane
London EC4A 3BQ

Tel: +44 (0) 20 7936 3000
Fax: +44 (0) 20 7583 1198
www.deloitte.co.uk

The Directors
Highbury House Communications PLC
Jordan House
47 Brunswick Place
London
N1 6EB

Morgan Stanley & Co. Limited
25 Cabot Square
Canary Wharf
London
E14 4QA

11 March 2005

Our Ref:

Dear Sirs

Highbury House Communications PLC ("Highbury")—Profit Estimate dated 11 March 2005

We have reviewed the accounting policies and calculations used in preparing the profit estimate dated 11 March 2005 (the "Profit Estimate") for Highbury and its subsidiaries (the "Highbury Group") for the year ended 31 December 2004, for which the directors of Highbury are solely responsible, as set out in the listing particulars of Future plc of today's date (the "Listing Particulars"). The Profit Estimate takes account of the results shown by unaudited interim accounts for the six months ended 30 June 2004, and the results shown by unaudited management accounts of the Highbury Group for the six months ended 31 December 2004.

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices. Accordingly, US recipients should read this letter only in the context of the United Kingdom requirements and standards under which it has been prepared. If US recipients are not knowledgeable about these United Kingdom requirements and standards, they should not rely upon this letter.

In our opinion, the Profit Estimate, so far as the accounting policies and calculations are concerned, has been properly compiled on the basis stated by the directors of Highbury in the Listing Particulars and the basis of accounting used to prepare the Profit Estimate is consistent with the accounting policies of the Highbury Group.

This letter is provided solely for the purposes of the Listing Particulars under the requirements of the Listing Rules.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants

5. **Letter from Deloitte & Touche LLP in respect of the Highbury profit estimate prepared for the purposes of the Class 1 Circular**

Deloitte.

Deloitte & Touche LLP
Athene Place
66 Shoe Lane
London EC4A 3BQ

Tel: +44 (0) 20 7936 3000
Fax: +44 (0) 20 7583 1198
www.deloitte.co.uk

The Directors
Future plc
Beauford Court
30 Monmouth Street
Bath
BA1 2BW

Morgan Stanley & Co. Limited
25 Cabot Square
Canary Wharf
London
E14 4QA

11 March 2005

Our Ref:

Dear Sirs

Highbury House Communications PLC ("Highbury")—Profit Estimate dated 11 March 2005

We have reviewed the accounting policies and calculations used in preparing the profit estimate dated 11 March 2005 (the "Profit Estimate") for Highbury and its subsidiaries (the "Highbury Group") for the year ended 31 December 2004 as set out in the listing particulars of Future plc of today's date (the "Listing Particulars"). The Profit Estimate takes account of the results shown by unaudited interim accounts for the six months ended 30 June 2004, and the results shown by unaudited management accounts of the Highbury Group for the six months ended 31 December 2004.

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices. Accordingly, US recipients should read this letter only in the context of the United Kingdom requirements and standards under which it has been prepared. If US recipients are not knowledgeable about these United Kingdom requirements and standards, they should not rely upon this letter.

In our opinion, the Profit Estimate, so far as the accounting policies and calculations are concerned, has been properly compiled on the basis stated by the directors of Highbury in the Listing Particulars and the basis of accounting used to prepare the Profit Estimate is consistent with the accounting policies of the Highbury Group. The directors of Highbury are solely responsible for the Profit Estimate for the purposes of, *inter alia*, the Listing Particulars and the directors of Future plc are solely responsible for the Profit Estimate for the purposes of the Class 1 Circular to Future Shareholders of even date herewith.

This letter is provided solely for the purposes of the Class 1 Circular to be sent to Future Shareholders under the requirements of the Listing Rules.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants

6. **Sponsor's Letter in respect of the Highbury profit estimate**

Morgan Stanley & Co. Limited

25 Cabot Square
Canary Wharf
London E14 4QA

tel +44 (0)20 7425 8000
fax +44 (0)20 7425 8990
telex 8812564

Morgan Stanley

The Directors
Future plc
Beauford Court
30 Monmouth Street
Bath BA1 2BW

11 March 2005

Dear Sirs

We refer to the statements regarding financial performance for the year ended 31 December 2004 of Highbury House Communications plc (the "Profit Estimate") set out in paragraph 1 of Section C of Part III of the listing particulars of Future plc of today's date (the "Listing Particulars").

We have discussed with you, Highbury House Communications plc, and Deloitte & Touche LLP ("Deloitte & Touche") the Profit Estimate, together with the bases upon which such estimate has been made. We have also considered the letters of today's date addressed, *inter alia*, to us from Deloitte & Touche (set out in paragraphs 4 and 5 of Section C of Part III of the Listing Particulars) regarding the accounting policies adopted and calculations used in arriving at the Profit Estimate and to the letter from PricewaterhouseCoopers LLP (set out in Section D of Part III of the Listing Particulars) on the reconciliation of the Profit Estimate on a basis consistent in all material respects with Future plc's accounting policies set out in Section D of Part III of the Listing Particulars.

We are writing to you solely in our capacity as sponsor as required under paragraph 12.24 of the UKLA Listing Rules. We are not acting as financial adviser to Highbury House Communications plc and therefore accept no responsibility for reporting on the Profit Estimate as required under Rule 28.3 of the City Code; such report is the responsibility of Highbury House Communication plc's financial advisers and is set out in paragraph 3 of Section C of Part III of the Listing Particulars.

On the basis of the foregoing and having regard to the above mentioned letters, we consider that the Profit Estimate has been made after due and careful enquiry by Highbury House Communications plc. The directors of Highbury House Communications plc are solely responsible for the Profit Estimate for the purposes of, *inter alia*, the Listing Particulars and the directors of Future plc are solely responsible for the Profit Estimate for the purposes of the Circular to Future Shareholders of even date herewith.

This letter is being delivered to you for the purposes of Rule 2.19 of the UKLA Listing Rules and may be included in the Listing Particulars solely for the purposes of that Rule.

Yours faithfully

Morgan Stanley & Co. Limited

Registered in England and Wales, No. 2164628.
Registered Office: 25 Cabot Square, Canary Wharf, London E14 4QA
Regulated by the Financial Services Authority

Section D—Unaudited reconciliations showing the impact on Highbury's financial information of applying Future's accounting policies

Highbury's financial statements for the three years ended 31 December 2003, its interim financial statements for the six months ended 30 June 2004, and its profit estimate for the year ended 31 December 2004 (together the "Highbury financial information") were prepared in accordance with Highbury's accounting policies. Those policies differ in certain material respects from Future's accounting policies. Furthermore, there have been changes in Highbury's accounting policies during the period covered by the Highbury financial information, such that the policies applied in preparing the financial statements for the years ended 31 December 2001, 31 December 2002 and 31 December 2003 were not consistent in all respects with the policies applied in preparing the interim financial statements for the six months ended 30 June 2004 and the profit estimate for the year ended 31 December 2004.

Set out below is a reconciliation showing the material adjustments to the consolidated profit/(loss) before tax, tax, profit/(loss) after tax and net assets which would have been required to adjust for significant differences between Highbury's accounting policies for the period in question and Future's current accounting policies. The reconciliation does not seek to reflect any changes to the judgements made by the directors of Highbury in preparing the underlying Highbury financial information and does not reflect any fair value adjustments which the Future Directors may make as a result of the Acquisition or may have made had the Acquisition happened at any date during the historical period shown.

Consolidated profit/(loss) on ordinary activities before taxation

	Note	Year ended 31 December			6 months ended
		2001	2002	2003	30 June 2004
		£'000	£'000	£'000	£'000
As reported under Highbury's accounting policies		6,921	6,840	(25,725)	(25,724)
Adjustments:					
Amortisation and impairment of intangible fixed assets	(1)	(24,661)	(25,773)	(1,191)	12,040
Revenue recognition	(2)	(362)	(166)	—	—
Marketing costs	(3)	(8)	40	—	—
Own shares held by employee share ownership trust	(4)	440	66	—	—
Total adjustments		(24,591)	(25,833)	(1,191)	12,040
Following adjustments onto Future's accounting policies		(17,670)	(18,993)	(26,916)	(13,684)

Tax (charge)/credit on ordinary activities before taxation

	Note	Year ended 31 December			6 months ended
		2001	2002	2003	30 June 2004
		£'000	£'000	£'000	£'000
As reported under Highbury's accounting policies		(1,847)	(3,141)	(1,899)	(554)
Adjustments:					
Revenue recognition	(2)	111	56	—	—
Marketing costs	(3)	2	(12)	—	—
Deferred tax	(5)	70	—	—	—
Total adjustments		183	44	—	—
Following adjustments onto Future's accounting policies		(1,664)	(3,097)	(1,899)	(554)

Profit/(loss) on ordinary activities after taxation

	Note	Year ended 31 December 2001	2002	2003	6 months ended 30 June 2004
		£'000	£'000	£'000	£'000
As reported under Highbury's accounting policies		5,074	3,699	(27,624)	(26,278)
Adjustments to profit/(loss) before tax:		(24,591)	(25,833)	(1,191)	12,040
Adjustments to tax		183	44	—	—
Following adjustments onto Future's accounting policies		(19,334)	(22,090)	(28,815)	(14,238)

Net assets

	Note	At 31 December 2001	2002	2003	At 30 June 2004
		£'000	£'000	£'000	£'000
As reported under Highbury's accounting policies		128,823	128,973	99,934	73,977
Adjustments:					
Amortisation and impairment of intangible fixed assets	(1)	(54,585)	(77,596)	(78,540)	(67,220)
Revenue recognition	(2)	(684)	(793)	—	—
Marketing costs	(3)	(157)	(129)	—	—
Own shares held by employee share ownership trust.	(4)	(404)	(82)	(82)	—
Deferred tax.	(5)	1,109	—	—	—
Following adjustments onto Future's accounting policies		74,102	50,373	21,312	6,757

Profit estimate for the year ended 31 December 2004

A profit estimate for Highbury for the year ended 31 December 2004 is included in paragraph 1 of Section C of Part III of this document. The profit estimate was reported on by Deloitte & Touche LLP, whose reports are included in Section C of Part III of this document.

The profit estimate was prepared under Highbury's accounting policies.

In the profit estimate the Highbury Directors state that Highbury's pre-tax profit for the year ended 31 December 2004 is expected to be approximately £3.8 million (before goodwill and intangible amortisation and impairment, exceptional items, refinancing charges and FRS4 debt issue cost amortisation). This statement would still remain valid under Future's accounting policies.

In the profit estimate the Highbury Directors state that the total intangible publishing rights and goodwill non-cash impairment charge for the year to 31 December 2004 is expected to be approximately £54 million. Under Future's accounting policy (see note 1 below) the intangible non-cash amortisation and impairment charge would have been approximately £30 million.

In the profit estimate the Highbury Directors report exceptional restructuring costs and charges of approximately £4.9 million. This statement would still remain valid under Future's accounting policies.

In the profit estimate the Highbury Directors state that in addition there are approximately £0.9 million exceptional refinancing costs, other refinancing charges of £0.6 million and £0.3 million amortisation of FRS4 debt issue costs. This statement would still remain valid under Future's accounting policies.

In the profit estimate, the Highbury Directors state that they expect Highbury's overall loss before taxation for the year ended 31 December 2004 to be approximately £58 million. Under Future's accounting policies, the equivalent figure would have been a loss of approximately £33 million.

The Highbury Directors are responsible for the profit estimate, and for the accounting policies on which it was based. The only adjustments that have been made to the profit estimate relate to the alignment of accounting policies.

Notes

1. Amortisation and impairment of intangible fixed assets

Under Highbury's accounting policy, acquired publishing rights which the Highbury Directors consider to have an indefinite life are recorded at cost or fair value at acquisition. They are not amortised, but their carrying value is reviewed annually by the Highbury Directors and provision made for any impairment identified.

Under Future's accounting policy, acquired publishing rights are not separately identified but are instead treated as part of goodwill, which is capitalised and amortised on a straight line basis over the estimated useful life of each acquisition. Goodwill is reviewed to determine whether it appears to have been impaired. Where it has been impaired, the impairment is charged to the profit and loss account, and the asset stated at its recoverable amount.

2. Revenue recognition

In preparing its financial statements for the years ended 31 December 2001 and 31 December 2002, Highbury recognised revenue for consumer publications when the issue was despatched to the distributor. In the year ended 31 December 2003, Highbury changed its accounting policy so as to recognise revenue for consumer publications when the issue goes on sale. The new policy, which was applied in preparing Highbury's financial statements for the year ended 31 December 2003 and its profit estimate for the year ended 31 December 2004, is the same as that of Future.

3. Marketing costs

In preparing its financial statements for the years ended 31 December 2001 and 31 December 2002, Highbury capitalised certain marketing costs and amortised them over the expected period of benefit. In the year ended 31 December 2003, Highbury changed its accounting policy so as to expense all such costs as incurred. The new policy, which was applied in preparing Highbury's financial statements for the year ended 31 December 2003 and its profit estimate for the year ended 31 December 2004, is the same as that of Future.

4. Own shares held by employee share ownership trust

In preparing its financial statements for the three years ended 31 December 2003, Highbury showed own shares held in an ESOP as a fixed asset investment. In order to comply with UITF38 "Accounting for ESOP Trusts", which was effective for financial periods ending on or after 22 June 2004, Highbury changed its policy with effect from 1 January 2004, so as to present the cost of own shares held as a deduction from shareholders' funds. The new policy is the same as that of Future.

5. Deferred tax

Highbury adopted Financial Reporting Standard 19 "Deferred Tax", under which deferred tax is recognised on all timing differences, and net deferred tax assets recognised when it is likely that there will be suitable taxable profits from which the reversal of the timing differences can be deducted, for the first time in preparing its financial statements for the year ended 31 December 2002. In previous years it had provided for deferred tax to the extent that it was probable that a liability or asset would materialise.

PRICEWATERHOUSECOOPERS

The Directors
Future plc
Beauford Court
30 Monmouth Street
Bath BA1 2BW

Morgan Stanley & Co. Limited
25 Cabot Square
Canary Wharf
London E14 4QA

11 March 2005

Dear Sirs

Future plc (the "Company")

We report on the unaudited restatements (the "restatements"), under the accounting policies applied by the Company in preparing its financial statements, of the consolidated profit/(loss) on ordinary activities before taxation, the tax (charge)/credit on ordinary activities before taxation and the consolidated profit/(loss) on ordinary activities after taxation of Highbury House Communications plc ("Highbury") for each of the three years ended 31 December 2003 and the six months ended 30 June 2004 and of its consolidated net assets as at the end of each of those periods, and of the profit estimate for the year ended 31 December 2004, prepared under the accounting policies applied by Highbury, in preparing its financial statements. The restatements are set out in Section D of Part III of the listing particulars dated 11 March 2005 issued by the Company.

Responsibility

It is the responsibility solely of the directors of the Company to prepare the restatements in accordance with paragraph 12.11 of the Listing Rules of the UK Listing Authority (the "Listing Rules"). It is our responsibility to form an opinion, as required by the Listing Rules, on the restatements and to report our opinion to you.

The restatements incorporate significant adjustments to the historical consolidated financial statements and the profit estimate of Highbury. The historical consolidated financial statements of Highbury for each of the three years ended 31 December 2003 were the responsibility of the directors of Highbury, and were audited by Deloitte & Touche for the two years ended 31 December 2002 and by Deloitte & Touche LLP for the year ended 31 December 2003, each of whom gave unqualified reports thereon. The interim unaudited financial statements of Highbury for the six months ended 30 June 2004 were the responsibility of the directors of Highbury. The profit estimate for the year ended 31 December 2004 is the responsibility of the directors of Highbury and has been reported on by Deloitte & Touche LLP. We do not accept any responsibility for any of the historical consolidated financial statements or for the profit estimate of Highbury.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work, which involved no independent examination of any historical underlying financial information, consisted primarily of making enquiries of management of Highbury and its auditors to establish the accounting policies which were applied in the preparation of the historical underlying financial information.

We have considered the evidence supporting the restatements and discussed the restatements with the directors of the Company.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion the adjustments made are those appropriate for the purpose of presenting the consolidated profit/(loss) on ordinary activities before taxation, the tax (charge)/credit on ordinary activities before taxation and the consolidated profit/(loss) on ordinary activities after taxation of Highbury for each of the three years ended 31 December 2003 and the six months ended 30 June 2004 and its consolidated net assets as at the end of each of those periods (as adjusted), and the profit estimate for the year ended 31 December 2004, on a basis consistent in all material respects with the accounting policies of the Company, and the restatements have been properly compiled on the basis stated.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PART IV

PRO FORMA STATEMENT OF NET ASSETS OF THE ENLARGED GROUP

The following unaudited pro forma financial information has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of the Enlarged Group.

The unaudited pro forma statement of net assets has been prepared to provide information about how the acquisition of Highbury might have affected the financial position of the Enlarged Group if it had taken place on 30 September 2004.

	Future (Note 1)	Highbury (Note 2)	Adjustments: Policy alignment (Note 3)	Adjustments: Acquisition (Note 4)	Pro forma
	£m	£m	£m	£m	£m
Fixed assets					
Intangible assets	108.4	127.3	(67.2)	31.8	200.3
Tangible assets	3.5	7.1	—	—	10.6
	111.9	134.4	(67.2)	31.8	210.9
Current assets					
Stocks	5.0	1.6	—	—	6.6
Debtors	39.5	24.5	—	—	64.0
Investments	2.5	—	—	—	2.5
Cash at bank and in hand	12.0	1.5	—	—	13.5
	59.0	27.6	—	—	86.6
Creditors: amounts falling due within one year					
Borrowings	(4.7)	(4.6)	—	—	(9.3)
Other	(57.6)	(27.1)	—	—	(84.7)
Net current liabilities	(3.3)	(4.1)	—	—	(7.4)
Total assets less current liabilities	108.6	130.3	(67.2)	31.8	203.5
Creditors: amounts falling due after more than one year					
Borrowings	—	(56.2)	—	(16.5)	(72.7)
Other	—	(0.1)	—	—	(0.1)
Provisions for liabilities and charges	(0.9)	—	—	—	(0.9)
Net assets	**107.7**	**74.0**	**(67.2)**	**15.3**	**129.8**

Notes:

1 The net assets of Future at 30 September 2004 have been extracted, without material adjustment, from the audited balance sheet of Future at that date, as set out in Part II of this document.

2 The net assets of Highbury at 30 June 2004 have been extracted, without material adjustment, from the unaudited balance sheet of Highbury at that date in Highbury's interim statement for the six months to 30 June 2004, as set out in Part III of this document.

3 The policy alignment adjustment reflects the restatement of Highbury's assets and liabilities at 30 June 2004 under Future's accounting policies. The only adjustment required is to intangible fixed assets. The differences between the accounting policies of Future and Highbury are summarised in Section D of Part III of this document.

4 The Acquisition adjustments have been calculated on the assumption that Highbury Shareholders opt for the maximum extent possible for the Partial Cash Alternative, and that £10.0 million of the purchase consideration will therefore be payable in cash. They comprise:

a) an adjustment to intangible fixed assets calculated as follows:

	£m
Consideration for the Acquisition, based on 316,177,473 Highbury shares in issue at 9 March 2005, a purchase consideration of 10 New Future Shares for every 83.25 Highbury shares, and a price of 84.5p per Future share, being the closing price of a Future Share on 9 March 2005	32.1
Estimated costs of the Acquisition (see b) below)	6.5
	38.6
Less: net assets of Highbury at 30 June 2004 under Future's policies (Section D, Part III of this document)	(6.8)
	31.8

The adjustment represents the difference between the goodwill arising on the Acquisition and the carrying value of Highbury's intangible fixed assets under Future's policies.

b) An adjustment to long-term creditors of £16.5 million, comprising the cash consideration under the Partial Cash Alternative of £10.0 million, the estimated costs of the Acquisition to be incurred by Future of £4.5 million and the estimated costs of the Acquisition to be incurred by Highbury of £2.0 million, all funded from Future's £100 million term loan facility.

5 No account has been taken of any trading or transactions of Future since 30 September 2004 or of Highbury since 30 June 2004.

6 No account has been taken of any trading or transactions of Highbury since 30 June 2004. On 31 January 2005 Highbury announced that it had exchanged contracts for the sale of a freehold property with a net book value of £2.3 million for cash consideration (net of expenses) of £2.0 million. On 9 February 2005 Highbury announced that it had reached conditional agreement to dispose of BCom for gross proceeds of £12.5 million, subject to adjustment. The estimated net cash consideration receivable by Highbury, after accounting for an estimated total £1.0 million of expenses and an estimated working capital adjustment of £1.0 million, is £10.5 million. The actual working capital adjustment will be determined by reference to the balance sheet of BCom at the completion date. Highbury estimated that, as at 30 September 2004, the unaudited aggregated net assets of the statutory entities that principally comprise BCom were approximately £13 million (including approximately £12 million of intangible fixed assets). On 8 March 2005 Highbury announced that it had completed the disposal of Highbury Local for a gross cash consideration of £6.1 million. The estimated net cash consideration receivable by Highbury, after transaction expenses and working capital adjustments, is £5.4 million. The net assets of Highbury Local at 31 January 2005 amounted to £1.7 million.

7 No account has been taken of any fair value adjustments which may arise on the acquisition of Highbury, other than the accounting policy alignment adjustment (note 3 above).

8 The pro forma statement of net assets has been prepared under UK generally accepted accounting principles ("UK GAAP"). Future's statutory accounts for the year ending 30 September 2005 will be prepared under UK GAAP. Its interim accounts for the six months ending 31 March 2006, and its statutory accounts for the year ending 30 September 2006, will be prepared under International Financial Reporting Standards.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
31 Great George Street
Bristol
BS1 5QD

The Directors
Future plc
Beauford Court
30 Monmouth Street
Bath BA1 2BW

Morgan Stanley & Co. Limited (the "Sponsor")
25 Cabot Square
Canary Wharf
London E14 4QA

11 March 2005

Dear Sirs

Future plc (the "Company")

We report on the pro forma financial information set out in Part IV of the Company's Listing Particulars dated 11 March 2005. The pro forma financial information has been prepared, for illustrative purposes only, to provide information about how the proposed acquisition of Highbury might have affected the consolidated balance sheet of the Company as at 30 September 2004.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 *'Reporting on pro forma financial information pursuant to the Listing Rules'* issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors of the Company.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

a) the pro forma financial information has been properly compiled on the basis stated;

b) such basis is consistent with the accounting policies of the Company; and

c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PART V

CONDITIONS TO THE OFFER

The Offer is subject to the following conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by 3.00 p.m. (London time) on Friday 1 April, 2005 or such later time(s) and/or date(s) as Future may, subject to the Code, decide in respect of not less than 90 per cent. in nominal value (or such lesser percentage as Future may decide) of the Highbury Shares to which the Offer relates, provided that this condition will not be satisfied unless Future and its wholly-owned subsidiaries shall have acquired, or agreed to acquire, pursuant to the Offer or otherwise, Highbury Shares carrying more than 50 per cent. of the voting rights normally exercisable at a general meeting of Highbury, including for this purpose (to the extent, if any, required by the Panel) any such voting rights attaching to any Highbury Shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise and for the purposes of this condition:

(i) shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights they will carry on issue; and

(ii) the expression "Highbury Shares to which the Offer relates" shall be construed in accordance with sections 428 to 430F of the Companies Act 1985;

(b) (i) the admission to the Official List of the New Future Shares becoming effective in accordance with the Listing Rules or (if Future so determines and subject to the consent of the Panel) the UK Listing Authority having agreed to admit such shares to the Official List; and

(ii) the admission to trading of the New Future Shares becoming effective in accordance with the rules of the London Stock Exchange or (if Future so determines and subject to the consent of the Panel) the London Stock Exchange having agreed to admit such shares to trading;

(c) the passing at an extraordinary general meeting of Future (or any adjournment thereof) of such resolution(s) as may be required to approve and implement the Offer, the acquisition of any Highbury Shares pursuant to the Offer or otherwise and the allotment of New Future Shares pursuant to the Offer;

(d) it being established, in terms satisfactory to Future, that the proposed acquisition of Highbury by Future or any matter arising from that acquisition will not be referred to the Competition Commission, provided that, if a request to the European Commission is made by the competent authorities of one or more Member States under Article 22(3) of Council Regulation (EEC) 4064/89 (as amended by Council Regulation (EC) 1310/97) (the "Regulation") and is accepted by the European Commission, then this paragraph (d) shall be deemed to be satisfied if:

(i) it is established, in terms satisfactory to Future, that it is not the intention of the European Commission to initiate proceedings under Article 6(1)(c) of the Regulation; and

(ii) to the extent that one or more Member States retains jurisdiction over any aspect of the proposed acquisition of Highbury by Future, it is established, in terms satisfactory to Future, that the proposed acquisition of Highbury by Future will be allowed to proceed in the Member State or Member States concerned (and for these purposes the grant of a derogation permitting the Offer to become unconditional in all respects prior to the granting of substantive approval shall not be regarded as the grant of substantive approval);

(e) no government or governmental, quasi-governmental, supranational, statutory or regulatory body or association, institution or agency (including any trade agency) or any court or other body (including any professional or environmental body) or person in any jurisdiction (each a "Relevant Authority") having decided to take, instituted or threatened any action, proceeding, suit, investigation, enquiry or reference or enacted, made or proposed and there not continuing to be outstanding any statute, regulation, order or decision that would or might reasonably be expected to:

(i) make the Offer or the acquisition or the proposed acquisition of any shares in, or control of, Highbury by any member of the Wider Future Group void, unenforceable or illegal or directly or indirectly prohibit or otherwise restrict, delay or materially interfere with the implementation of, or impose additional material conditions or obligations with respect to, or otherwise challenge, the Offer or the acquisition of any shares in, or control of, Highbury by any member of the Wider Future Group;

(ii) require, prevent or delay the divestiture (or alter the terms of any proposed divestiture) by the Wider Future Group or the Wider Highbury Group of all or any part of their respective businesses, assets or properties or impose any limitation on their ability to conduct all or any part of their respective businesses and to own any of their respective assets or properties, in each case to an extent which is material in the context of the Wider Future Group taken as a whole or, as the case may be, the Wider Highbury Group taken as a whole;

(iii) impose any material limitation on, or result in any material delay in, the ability of any member of the Wider Future Group to acquire or hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any member of the Wider Highbury Group or on the ability of any member of the Wider Highbury Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any other member of the Wider Highbury Group;

(iv) require any member of the Wider Future Group or of the Wider Highbury Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wider Highbury Group or any member of the Wider Future Group owned by any third party where such acquisition would be material in the context of the Wider Future Group taken as a whole or, as the case may be, the Wider Highbury Group taken as a whole;

(v) impose any limitation on the ability of any member of the Wider Future Group or the Wider Highbury Group to integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider Future Group and/or the Wider Highbury Group to an extent which is materially adverse to the Wider Future Group taken as a whole or, as the case may be, the Wider Highbury Group taken as a whole; or

(vi) otherwise adversely affect the business, assets, financial or trading position or profits or prospects of any member of the Wider Future Group or of the Wider Highbury Group, in any such case to an extent which is material in the context of the Wider Future Group taken as a whole or, as the case may be, the Wider Highbury Group taken as a whole,

and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference having expired, lapsed or been terminated;

(f) all necessary filings having been made and all appropriate waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated in each case in respect of the Offer and the acquisition of any shares in, or control of, Highbury by Future and all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals ("authorisations") necessary or appropriate in any jurisdiction for or in respect of the Offer and the proposed acquisition of any shares in, or control of, Highbury by Future being obtained in terms and in a form reasonably satisfactory to Future from appropriate Relevant Authorities or from any persons or bodies with whom any member of the Wider Future Group or the Wider Highbury Group has entered into contractual arrangements and such authorisations the absence of which would have a material adverse effect on the Wider Highbury Group together with all authorisations necessary for any member of the Wider Highbury Group to carry on its business remaining in full force and effect and no intimation of any intention to revoke or not to renew any of the same having been made and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

(g) except as disclosed in the Highbury Annual Report or in the interim financial statements of Highbury for the six months ended 30 June 2004 or as fairly disclosed to Future or its advisers by or on behalf of Highbury in connection with the Offer before 14 February 2005 (being the date of the Announcement) or as otherwise publicly announced to a Regulatory Information Service by or on behalf of Highbury before 14 February 2005, there being no provision of any agreement, arrangement, licence or other instrument to which any member of the Wider Highbury Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject which, in each case as a result of the making or implementation of the Offer or the acquisition or proposed acquisition by any member of the Wider Future Group of any shares in, or change in the control or management of,

Highbury or otherwise, would or might reasonably be expected to result in (in each case to an extent which is or would be material in the context of the Wider Highbury Group taken as a whole):

(i) any moneys borrowed by or any other indebtedness (actual or contingent) of any such member of the Wider Highbury Group becoming repayable or capable of being declared repayable immediately or earlier than the stated repayment date or the ability of such member to borrow monies or incur any indebtedness being withdrawn or inhibited;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member of the Wider Highbury Group or any such security interest (whenever arising or having arisen) becoming enforceable;

(iii) any assets or interest of any such member of the Wider Highbury Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged, other than in the ordinary course of trading;

(iv) the interest or business of any such member of the Wider Highbury Group in or with any other person, firm or company (or any agreements or arrangements relating to such interest or business) being terminated or adversely affected;

(v) any such member of the Wider Highbury Group ceasing to be able to carry on business under any name under which it presently does so;

(vi) the value of any such member of the Wider Highbury Group or its financial or trading position being prejudiced or adversely affected;

(vii) any such agreement, arrangement, licence or other instrument being terminated or adversely modified or any onerous obligation arising or any adverse action being taken or arising thereunder; or

(viii) the creation of any liabilities (actual or contingent) by any such member,

and no event having occurred which, under any provision of any agreement, arrangement, licence or other instrument to which any member of the Wider Highbury Group is a party or by or to which any such member or any of its assets may be bound or be subject, could result in any events or circumstances as are referred to in subparagraphs (i) to (viii) of this paragraph (g);

(h) except as disclosed in the Highbury Annual Report or the interim financial statements of Highbury for the six months ended 30 June 2004 or as fairly disclosed to Future or its advisers by or on behalf of Highbury in connection with the Offer before 14 February 2005 or as otherwise publicly announced to a Regulatory Information Service by or on behalf of Highbury before 14 February 2005, no member of the Wider Highbury Group having since 30 June 2004:

(i) issued or agreed to issue or authorised the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities save as between Highbury and wholly-owned subsidiaries of Highbury prior to 14 February, 2005 or upon the exercise of rights to subscribe for Highbury Shares pursuant to options granted under the Highbury Share Option Schemes prior to 14 February, 2005;

(ii) recommended, declared, paid or made any bonus, dividend or other distribution, whether payable in cash or otherwise, other than a distribution by any wholly-owned subsidiary of Highbury;

(iii) save as between Highbury and wholly-owned subsidiaries of Highbury, implemented or authorised any merger or demerger or (other than in the ordinary course of business) acquired or disposed of or transferred, mortgaged or charged, or created any other security interest over, any asset or any right, title or interest in any asset save to the extent that the same is immaterial in the context of the Wider Highbury Group as a whole;

(iv) implemented or authorised any reconstruction, amalgamation, scheme or other transaction or arrangement (other than in the ordinary course of business or save as between Highbury and wholly-owned subsidiaries of Highbury);

(v) purchased, redeemed or repaid any of its own shares or other securities or reduced or (save for the matters referred to in subparagraph (i) of this condition) made or authorised any other change in its share capital;

(vi) made or authorised any change in its loan capital or issued or authorised the issue of any debentures or (other than in the ordinary course of business and save as between Highbury and wholly-owned subsidiaries of Highbury) incurred or increased any indebtedness or contingent liability to an extent that, in the case of such indebtedness or liability, is material in the context of the Wider Highbury Group taken as a whole;

(vii) entered into, varied or terminated, or authorised the entry into, variation or termination of, any contract, commitment or arrangement (whether in respect of capital expenditure or otherwise) which is outside the ordinary course of business or which is of a long term, onerous or unusual nature or magnitude or which involves or could involve an obligation of a nature or magnitude and which in each case is or would be material in the context of the Wider Highbury Group taken as a whole;

(viii) entered into any contract, commitment or arrangement which would be materially restrictive on the business of any member of the Wider Highbury Group (other than to a nature and extent which is normal in the context of the business concerned);

(ix) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(x) (other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation (or for any analogous proceedings or steps in any jurisdiction) or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer (or for the appointment of any analogous person in any jurisdiction) of all or any material part of its assets and revenues;

(xi) waived, compromised or settled any claim which is material in the context of the Wider Highbury Group taken as a whole;

(xii) save in respect of normal annual salary increases in accordance with past remuneration policies and in the ordinary course, entered into or varied the terms of any service agreement or arrangement with any director or senior executive of Highbury;

(xiii) made or consented to any change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined, or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to, any change to the trustees; or

(xiv) entered into any contract, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) with respect to, or proposed or announced any intention to effect or propose, any of the transactions, matters or events referred to in this condition;

(i) since 31 December 2003 (except as disclosed in the Highbury Annual Report or the interim financial statements of Highbury for the six months ended 30 June 2004 or as fairly disclosed to Future or its advisers by or on behalf of Highbury in connection with the Offer before 14 February 2005 or as publicly announced to a Regulatory Information Service by or on behalf of Highbury before 14 February 2005):

(i) no material adverse change having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider Highbury Group in any case which is material in the context of the Wider Highbury Group taken as a whole;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Highbury Group or to which any member of the Wider Highbury Group is a party (whether as plaintiff or defendant or otherwise) and no investigation by any Relevant

Authority against or in respect of any member of the Wider Highbury Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Highbury Group which in any such case would or might reasonably be expected to adversely affect any member of the Wider Highbury Group to an extent which in any such case is material in the context of the Wider Highbury Group taken as a whole; and

(iii) no contingent or other liability having arisen which would or might reasonably be expected to adversely affect the Wider Highbury Group to an extent which in any case is material in the context of the Wider Highbury Group taken as a whole;

(j) save as fairly disclosed to Future or its advisers by or on behalf of Highbury before 14 February 2005, Future not having discovered that:

(i) any financial, business or other information concerning the Wider Highbury Group publicly disclosed at any time by any member of the Wider Highbury Group (other than to the extent corrected by way of public announcement by or on behalf of Highbury to a Regulatory Information Service before 14 February 2005) is materially misleading, contains a material misrepresentation of fact or omits to state a material fact necessary to make the information contained therein not misleading;

(ii) any member of the Wider Highbury Group is subject to any liability, contingent or otherwise, which is not disclosed in the Highbury Annual Report or the interim financial statements of Highbury for the six months ended 30 June 2004 and which is material in the context of the Wider Highbury Group taken as a whole;

(iii) any past or present member of the Wider Highbury Group has failed to comply with any applicable legislation or regulations of any jurisdiction or any notice or requirement of any Relevant Authority with regard to the storage, disposal, discharge, spillage, release, leak or emission of any waste or hazardous or harmful substance or any substance likely to impair the environment or harm human or animal health or otherwise relating to environmental matters or that there has otherwise been any such storage, disposal, discharge, spillage, release, leak or emission (whether or not the same constituted non-compliance by any person with any such legislation or regulation, and whenever the same may have taken place), any of which non compliance would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider Highbury Group which would be material in the context of the Wider Highbury Group taken as a whole; or

(iv) there is or is reasonably expected to be any obligation or liability (whether actual or contingent) to make good, repair, re-instate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider Highbury Group under any environmental legislation, regulation, notice, circular or order of any Relevant Authority in any jurisdiction which in any such case would be material in the context of the Wider Highbury Group taken as a whole.

Future reserves the right to waive all or any of conditions (d) to (j) inclusive, in whole or in part. The Offer will lapse unless all the above conditions are fulfilled or (if capable of waiver) waived or, where appropriate, determined by Future to have been or remain satisfied by midnight on the day which is 21 days after the later of the First Closing Date and the date on which the Offer becomes or is declared unconditional as to acceptances (or such later date as Future may, with the consent of the Panel, decide). Future shall be under no obligation to waive or treat as fulfilled any of conditions (d) to (j) inclusive by a date earlier than the date specified above for the fulfilment thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

If Future is required by the Panel to make an offer for any Highbury Shares under Rule 9 of the Code, Future may make such alterations to the above conditions as are necessary to comply with that Rule.

The Offer will lapse if, before the First Closing Date or the date when the Offer becomes unconditional as to acceptances (whichever is the later), the acquisition of Highbury is referred to the Competition Commission.

If the Offer lapses, the Offer will cease to be capable of further acceptance and Highbury Shareholders accepting the Offer and Future will cease to be bound by acceptances submitted at or before the time the Offer so lapses.

PART VI

ADDITIONAL INFORMATION

1. Responsibility

1.1 The Future Directors, whose names appear in paragraph 6.1 below of this Part VI, accept responsibility for the information contained in this document, other than that relating to the Highbury Group and the Highbury Directors, their immediate families, related trusts and persons connected with them (within the meaning of section 346 of the Act). To the best of the knowledge and belief of the Future Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2 The Highbury Directors, whose names appear in paragraph 1.3 below of this Part VI, accept responsibility for the information contained in this document relating to the Highbury Group, themselves and their immediate families, related trusts and persons connected with them (within the meaning of section 346 of the Act). To the best of the knowledge and belief of the Highbury Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.3 The Highbury Directors and their respective functions are:

Highbury Director	Office
Simon John Neathercoat	Non-Executive Chairman
Mark Andrew Goodman Simpson	Chief Executive Officer
Owen Wyn Davies	Finance Director
Anthony Gavin Herron	Non-Executive Deputy Chairman
David Frederick Nizol	Chief Operating Officer
Anthony Richard Salter	Managing Director, Group Business Publishing
David John Sebire	Non-Executive Director

1.4 The registered address of Highbury and the business address of each of the Highbury Directors is Jordan House, 47 Brunswick Place, London N1 6EB.

2. Incorporation and Registered Office

2.1 Future was incorporated under the name Arenabeam Limited on 22 April 1999 under the Act and registered in England and Wales with number 3757874. On 21 May 1999, it changed its name to The Future Network Limited and re-registered as a public company on 14 June 1999 under the name The Future Network plc. On 26 January 2005 The Future Network plc changed its name to Future plc. Future operates under the Act and the regulations made under the Act.

2.2 The registered and head office of Future is at Beauford Court, 30 Monmouth Street, Bath BA1 2BW, United Kingdom.

3. Share Capital

3.1 As at 9 March 2005 (being the latest practicable date prior to the publication of this document) the authorised and issued ordinary share capital of Future was as follows:

Authorised			Issued	
Number	Amount(£)		Number	Amount(£)
600,000,000	6,000,000	Ordinary Shares of 1 penny each	325,657,519	3,256,575.19

3.2 Immediately following completion of the Offer, assuming (i) no exercise of any options granted under the Future Incentive Schemes after 9 March 2005 (being the latest practicable date prior to the publication of this document), (ii) no exercise of options or conversion rights over Highbury Shares after 9 March 2005 and (iii) no elections in respect of the Partial Cash Alternative, the authorised and issued ordinary share capital of Future would be as follows:

Authorised			Issued	
Number	**Amount(£)**		**Number**	**Amount(£)**
600,000,000	6,000,000	Ordinary Shares of 1 penny each	363,636,795	3,636,367.95

Details of the outstanding options and awards over the Future Shares are set out in paragraph 3.4 below.

3.3 The following changes have been made to the issued share capital of Future since 1 January 2002.

The following share options have been exercised during this period:

	1 January 2002– 31 December 2002		1 January 2003– 31 December 2003		1 January 2004– 30 September 2004		1 October 2004– 10 March 2005		
Scheme	Future Shares	Issue price	Future Shares	Issue price	Future Shares	Issue price	Future Shares	Issue price	Total
The Future Publishing Holdings Limited Unapproved Share Option Plan	297,192	£0.0281	223,067	£0.0281	47,472	£0.0281	52,943	£0.0281	620,674
	64,105	£0.2160	5,139	£0.2160	12,409	£0.2160		£0.2160	81,653
The Future Network plc 1999 Inland Revenue Approved Share Option Scheme	—	—	—	—	—	—	261,330	£0.47	261,330
The Future Network plc 2000 US Stock Option Plan	—	—	—	—	—	—	25,000	£0.47	25,000
The Future Network plc Approved Sharesave Plan . . .	3,289	£0.38	17,029	£0.38	195,916	£0.5448	66,847	£0.5448	262,763
	—	—	—	—	5,041	£0.38	724,473	£0.38	749,832
	—	—	—	—	2,280	£0.50	—	—	2,280
The Future Network plc Senior Management Share Option Scheme . . .	—	—	—	—	336,170	£0.47	50,000	£0.47	386,170
The Imagine Media, Inc. 1999 Stock Option Plan	—	—	21,330	US$0.7853	48,167	US$0.7853	—	—	69,497
	5,573	US$0.7562	51,202	US$0.7562	198,860	US$0.7562	—	—	255,635
	—	—	173,526	US$0.945	623,048	US$0.945	—	—	796,574
	52,375	US$0.309	885,685	US$0.039	182,733	US$0.309	—	—	1,120,793
	1,695,631	£0.01	—	—	337,245	£0.01	—	—	2,032,876

3.4 As at 9 March 2005 (being the latest practicable date prior to publication of this document), there were outstanding options over a total of 12,661,307 Future Shares representing approximately 3.9 per cent. of the issued ordinary share capital of Future on the same date. Details of the options outstanding under the Future Incentive Schemes as at 9 March 2005 (being the latest practicable date prior to publication of this document) are set out below. Options granted under the Future Incentive Schemes were granted for no consideration.

Scheme	Date of grant	Number of Future Shares	Exercise price	Exercise Date From	Exercise Date To
The Future Publishing Holdings Limited Unapproved Share Option Plan:					
	July 1998	178,352	£0.0281	June 1999	July 2008
	April 1999	190,224	£0.216	June 1999	April 2009

Scheme	Date of grant	Number of Future Shares	Exercise price	Exercise Date From	Exercise Date To
The Future Network plc 1999 International Share Option Scheme:					
	June 1999	366,827	£3.617	March 2000	June 2009
	April 2000	26,261	£6.848 - £7.647	March 2001	April 2010
	May 2001	16,072	£0.747	March 2002	May 2011
	November 2001	149,680	£0.470	November 2004	November 2011
	April 2002	300,000	£0.525 - £0.65	April 2005	April 2012
	September 2002	136,171	£0.470	September 2005	September 2012
	April 2003	2,463,908	£0.525	April 2006	April 2013
	April 2004	1,750,191	£0.665	April 2007	April 2014
The Future Network plc 1999 Inland Revenue Approved Share Option Scheme:					
	April 2000	17,075	£6.848	March 2001	April 2010
	May 2001	33,069	£0.747	March 2002	May 2011
	November 2001	796,900	£0.470	November 2004	November 2011
	September 2002	63,829	£0.470	September 2005	September 2012
	April 2003	796,092	£0.525	April 2006	April 2013
	April 2004	224,809	£0.665	April 2007	April 2014
The Future Network plc 2000 US Stock Option Plan:					
	July 2000	23,237	US$11.202	July 2001	July 2010
	August 2000	906	US$12.676	August 2001	August 2010
	September 2000	1,182	US$10.149	September 2001	September 2010
	October 2000	2,808	US $8.045	October 2001	October 2010
	November 2000	737	US $6.101	November 2001	November 2010
	December 2000	2,128	US $2.426	December 2001	December 2010
	May 2001	532	US $1.201	May 2002	May 2011
	November 2001	715,000	£0.470	November 2004	November 2011
	April 2003	940,000	£0.525	April 2006	April 2013
The Future Network plc Approved Sharesave Plan:					
	May 2001	23,467	£0.545	July 2004	January 2005
	December 2001	107,000	£0.380	February 2005	August 2005
	October 2002	238,140	£0.500	December 2005	June 2006
	October 2003	209,198	£0.530	December 2006	June 2007
	December 2004	1,031,415	£0.510	February 2008	August 2008
The Future Network Matched Award Plan:					
	April 2004	442,660	£nil	April 2007	April 2007
The Future Network plc Senior Management Share Option Scheme:					
	November 2001	336,170	£0.47	November 2004	November 2011
The Future plc Performance Share Plan:					
	February 2005	774,242	£nil	February 2008	February 2008
The Future plc Deferred Annual Bonus Plan:					
	February 2005	303,025	£nil	February 2008	February 2008

3.5 Save as disclosed above below:

(a) no share or loan capital of Future or any of its subsidiaries has within three years before the date of this document (other than intra-group issues by wholly owned subsidiaries or pursuant to the Offer) been issued or been agreed to be issued fully or partly paid, either for cash or for a consideration other than cash;

(b) no commissions, discounts, brokerages or other special terms have been granted by Future or any of its subsidiaries within the three years immediately preceding the date of this document in connection with the issue or sale of any share or loan capital of any such company; and

(c) neither Future nor any of its subsidiaries has granted any options over its shares or loan capital which remain outstanding or has agreed, conditionally or unconditionally, to grant any such options.

3.6 By resolutions passed at the annual general meeting of Future held on 26 January 2005:

(a) in substitution for any existing authority, the Future Directors were generally and unconditionally authorised, for the purposes of section 80 of the Act, to exercise all the powers of Future to allot relevant securities up to the nominal amount of £1,070,000 (representing just under 33 per cent. of the issued share capital of Future as at 7 December 2004) at any time or times during the period beginning on the date of the passing of the resolution and ending following the conclusion of Future's next annual general meeting (unless previously revoked or varied by Future in general meeting), save that Future may (pursuant to section 80(7) of the Act), before expiry of such authority, make an offer or agreement which would or might require relevant securities to be allotted after its expiry and the Future Directors may allot relevant securities pursuant to such an offer or agreement as if such authority had not expired; and

(b) in substitution for any existing authority, the Future Directors were given power pursuant to section 95 of the Act to allot equity securities (as defined in section 94 of the Act) for cash pursuant to the authority referred to in paragraph 3.6(a) of this Part VI above as if section 89(1) of the Act did not apply to any such allotment, at any time or times during the period beginning on the date of the passing of the resolution and, unless previously revoked, ending following the conclusion of Future's next annual general meeting, save that Future may, before the expiry of such power, make an offer or agreement which would or might require equity securities to be allotted after its expiry and the Future Directors may allot equity securities pursuant to such an offer or agreement as if such power had not expired, such power being limited to:

(i) the allotment of equity securities in connection with any rights issue in favour of the holders of relevant Future Shares or any relevant employee of Future, or in connection with any other form of issue of such securities in which such holders are offered the right to participate, in proportion (as nearly as may be) to the respective number of Future Shares held by them on that date and, if the rights attaching to any other equity securities so provide, in favour of the holders of those equity securities in accordance with such rights, but the Future Directors may make such exclusions or other arrangements as they consider necessary or expedient in relation to fractional entitlements, legal or practical problems arising in connection with the laws of any territory or the requirements of any regulatory body or stock exchange in any territory; and

(ii) the allotment of equity securities (otherwise than pursuant to paragraph 3.6(b)(i) of this Part VI above) up to an aggregate amount of £162,000 (representing just under 5 per cent. of the issued share capital of Future as at 7 December 2004).

3.7 Future is subject to the continuing obligations of the UK Listing Authority with regard to the issue of securities for cash and the provisions of section 89 of the Act which (to the extent not disapplied) confer on shareholders certain rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash other than by way of allotment to employees under an employee's share scheme as defined in section 743 of the Act. The provisions of section 89 of the Act apply to the authorised and unissued share capital of Future which is not the subject of the disapplication referred to in paragraph 3.6(b) of this Part VI above or reserved for issue in connection with share options and schemes and other arrangements referred to in paragraph 5 below. The statutory rights of pre-emption have been disapplied as set out in paragraphs 3.6(b) of this Part VI above to:

(a) give the Future Directors flexibility in relation to rights issues; and

(b) permit the Future Directors to allot Future Shares for cash having a nominal value of up to 5 per cent. of the issued ordinary share capital of Future as at 7 December 2004.

The statutory rights of pre-emption will not apply to the issue of the New Future Shares pursuant to the Offer.

3.8 Save in connection with the Offer and the exercise of options under the Future Incentive Schemes, the Future Directors have no present intention to allot Future Shares.

3.9 The Future Shares are, and the New Future Shares will be, in registered form and, subject to the provisions of the CREST Regulations, the Future Directors may permit the holding of any class of shares in uncertificated form and title to such shares may be transferred by means of a relevant system (as defined in the CREST Regulations).

3.10 The New Future Shares will be issued at the closing mid-market price of a Future Share on the dealing day prior to the date of issue. The closing mid-market price of a Future Share on 9 March 2005 (being the last practicable date before the publication of this document) was 84.5 pence. This represents a premium of 83.5 pence per share to the nominal value of 1 penny of each Future Share.

3.11 The New Future Shares will be credited as fully paid and will rank *pari passu* in all respects with the existing Future Shares, including the right to receive all dividends declared, made or paid from the date the Offer becomes or is declared unconditional in all respects. It is expected that Future's interim dividend for the six months ending 31 March 2005 will be declared after the Offer becomes or is declared unconditional in all respects and will be paid, *inter alios*, to those Highbury Shareholders who have validly accepted the Offer prior to that date and to whom New Future Shares have been issued prior to the record date for any such dividend.

3.12 Other than pursuant to the Offer, none of the New Future Shares will be marketed or made available to purchase in whole or in part by the public in the United Kingdom or elsewhere in connection with the application for listing or trading of those securities.

3.13 The Future Shares have been admitted to the Official List and are traded on the London Stock Exchange and, in the case of the New Future Shares, an application for admission to listing on the Official List and to trading on the London Stock Exchange's market for listed securities has been made. The New Future Shares will not be listed on any other stock exchanges.

3.14 It is expected that Admission will become effective and that dealings on the London Stock Exchange will commence at 8.00 a.m. London time on the first Dealing Day following the day on which the Offer becomes or is declared unconditional in all respects (other than the condition relating to Admission).

4. Summary of the memorandum and articles of association

4.1 Memorandum of association

The memorandum of association of Future, which was adopted by written resolution on 14 June 1999 and amended by special resolutions passed in general meetings on 21 June 2000 and 15 October 2001, provides that its objects are, amongst other things, to act as a holding company to publishing companies, computer software companies or the publishing industry generally. The objects of Future are set out in full in clause 4 of its memorandum of association which is available for inspection as described in paragraph 17 below.

4.2 Articles of association

The articles of association of Future, which were adopted by written resolution on 14 June 1999 and amended by special resolutions passed in general meetings on 21 June 2000 and 15 October 2001, include provisions to the following effect:

(a) Rights attaching to the Future Shares

(i) Voting Rights

Subject to any special rights or restrictions attached to the shares, on a show of hands every member who is present in person shall have one vote and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder. Unless the Directors otherwise determine, a member shall not be entitled to attend or vote at a general meeting of Future in respect of any shares held by him in relation to which he or any other person appearing to be interested in such shares has been duly served with a notice under section 212 of the Act and has failed to supply Future with the information thereby required within the requisite period provided that such member shall not be prevented from attending or voting at a general meeting of Future if such member has (i) complied (to the satisfaction of Future) with the notice under section 212 of the Act or (ii) provided Future with evidence that the holding has been sold to an unconnected third party on an arm's length basis.

(ii) Dividends

Subject to the provisions of the Act and every other statute for the time being in force concerning companies and which is applicable to Future (the "Statutes"), Future in general meeting may declare dividends in accordance with the respective rights of the members, but not exceeding the amount recommended by the Directors. The Directors may pay interim dividends if it appears to them that they are justified by the profits of Future. Except as otherwise provided by the articles or the rights attached to any shares issued by Future, all dividends shall be declared and paid pro rata to the nominal amounts of the shares in respect of which the dividend is paid. The Directors may, with the sanction of an ordinary resolution, offer shareholders or any class of them (other than those not entitled to the relevant dividend or dividends) the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole or part of any dividend or dividends which are the subject of the ordinary resolution.

Where, in respect of any shares, any registered holder or other person appearing to be interested in shares of Future fails to comply with any notice given by Future under section 212 of the Act then, unless the Directors otherwise determine or the shares concerned represent less than 0.25 per cent. in nominal amount of the issued shares of the relevant class, Future may withhold dividends on such shares.

All unclaimed dividends may be invested or otherwise made use of by the Directors for the benefit of Future until claimed and the payment of any such dividend into a separate account or the investment of such dividend shall not constitute Future a trustee in respect thereof. Any dividend which is not claimed for a period of 12 years from the date on which the dividend became due for payment shall be forfeited and shall belong to Future absolutely.

(iii) Return of capital

On a winding up of Future, the liquidator may, with the sanction of an extraordinary resolution and subject to the Statutes, divide the assets among the members in specie and may for such purposes set such value as he deems fair upon any one or more class or classes of property, and may determine how such division shall be carried out as between the members or different classes of members.

(b) Transfer of shares

Any member may transfer all or any of his shares which are held in certificated form by instrument in writing in any usual or common form or in any other form acceptable to the Directors. Any instrument or transfer of shares which are held in certificated form shall be signed by or on behalf of the transferor who shall be deemed to remain the holder of the shares until the name of the transferee is entered into the register of members in respect thereof.

Transfers of shares which are held in uncertificated form must be carried out using a relevant system (as defined in the Regulations). The Board can refuse to register a transfer of an uncertificated share in the circumstances stated in the Regulations.

The Directors may refuse to register a transfer of shares if in their opinion (and with the concurrence of the London Stock Exchange) exceptional circumstances so warrant.

The Directors may also refuse to register the transfer of a share held in certificated form which is in favour of more than four transferees or which is in respect of more than one class of shares or which has not been presented for registration duly stamped and accompanied by the share certificate for the shares to which the transfer relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. Where in respect of any shares held in certificated form any registered holder or any other person appearing to be interested in such shares fails to comply with any notice given by Future under section 212 of the Act then, provided that the shares concerned represent at least 0.25 per cent. in nominal amount of the issued shares of the relevant class and the Directors do not otherwise determine, the member shall not be permitted to transfer such shares otherwise than by way of a sale or agreement to sell such shares to a bona fide unconnected third party on an arm's-length basis. The registration of transfers may be suspended by the Directors for any period not exceeding 30 days in any year.

(c) Changes in capital

Future may by ordinary resolution:

(i) increase its share capital;

(ii) consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

(iii) cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the shares so cancelled; and

(iv) sub-divide all or part of its share capital into shares of a smaller amount than its existing shares.

Future may, subject to and in accordance with the Statutes, by special resolution:

(i) purchase its own shares (subject to any rights attached to any shares); and

(ii) reduce its share capital and any capital redemption reserve, and any share premium account or other undistributable reserve.

(d) Variation of rights

Subject to the Statutes, if at any time the share capital of Future is divided into different classes of shares, the special rights attached to any class of shares may be varied or abrogated either in such manner as may be provided by such rights or, in the absence of such provision, with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class, but not otherwise. To every such separate meeting, the provisions of the articles relating to general meetings shall apply save that the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of that class.

(e) Uncertificated shares—general powers

The Board may resolve that a class of shares is to become a participating security (as defined in the Regulations) and may at any time determine that a class of shares shall cease to be a participating security. Where Future is entitled under the Act, the Regulations or its articles of association to dispose of, forfeit, enforce a lien or sell or otherwise procure the sale of any shares held in uncertificated form, such entitlement shall include certain rights, including the right to require the deletion of any computer-based entries relating to shares held in uncertificated form and, by notice in writing to the holder concerned, to change his holding of such uncertificated shares into certificated form.

(f) Directors

(i) The Directors (other than alternate Directors) shall not, unless otherwise determined by an ordinary resolution of Future, be less than two in number and there shall be no maximum number of Directors.

(ii) A Director need not be a member of Future.

(iii) There is no maximum age limit for Directors.

(iv) At each annual general meeting one-third of the Directors for the time being, or if their number is not three or an integral multiple of three the number nearest to but not exceeding one-third, shall retire from office by rotation provided that if in any year the number of Directors shall be two, one shall retire, and if in any year there shall be only one Director, that Director shall retire.

(v) The aggregate ordinary remuneration of each of the Directors shall not exceed £200,000 per annum (or such higher sum as may from time to time be determined by an ordinary resolution).

(vi) Any Director who serves on any committee or who devotes special attention to the business of Future, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, lump sum, percentage of profits or otherwise as the Directors may determine.

(vii) The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with the business of Future, or in attending and returning from meetings of the Board or of committees of the Board or general meetings or separate meetings of the holders of any class of shares or debentures of Future or otherwise in connection with the discharge of their duties

(viii) Future may give or award pensions, annuities, gratuities, and superannuation or other allowances or benefits or charitable aid and generally to provide advantages, facilities and services for any persons who are or have been directors of, or who are or have been employed by, or who are serving or have served Future, or any company which is a subsidiary or the holding company of Future or any other subsidiary of such holding company or the predecessors in business of Future or of any such holding or subsidiary company and to the wives, widows, children and other relatives and dependants of such persons; to make payments towards insurance; and to set up, establish, support and maintain superannuation and other funds or schemes (whether contributory or non-contributory) for the benefit of any of such persons and of their wives, widows, children and other relatives and dependants.

(ix) A Director may hold any other office or place of profit under Future (other than the office of auditor) in conjunction with his office of Director on such terms as to tenure of office, remuneration and otherwise as the Directors may determine. Any Director may act by himself or his firm in a professional capacity (other than that of auditor) for Future and he or his firm shall be entitled to remuneration for such professional services.

Save as provided by the Act, no Director or intending Director shall be disqualified by his office from contracting with Future either with regard to his tenure of any other office or place of profit, or as vendor, purchaser or otherwise; nor shall any such contract, or any contract or arrangement entered into by or on behalf of Future in which any Director is in any way, whether directly or indirectly, interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to Future for any profit realised by any such contract or arrangement, by reason of such Director holding that office or of the fiduciary relationship thereby established.

(x) A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract, transaction or arrangement or a proposed contract, transaction or arrangement with Future shall declare the nature of his interest at a meeting of the Directors.

(xi) A Director shall not vote on or in respect of any contract or arrangement or any other proposal in which he has any interest which is to his knowledge a material interest otherwise than by virtue of his interests in shares or debentures or other securities or rights of or otherwise in or through Future. However, a Director shall be entitled to vote in respect of any contract or arrangement or any other proposal in which he has any interest which is not material. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

(xii) A Director (including an alternate Director) shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of a resolution relating to any of the following matters, namely:

(A) the giving of any security, guarantee or indemnity in respect of:

(1) money lent or obligations incurred by him or any other person at the request of or for the benefit of Future or any of its subsidiary undertakings; or

(2) a debt or obligation of Future or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(B) any proposal whereby Future or any of its subsidiary undertakings is offering securities in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting in which he is to participate;

(C) any proposal relating to another company in which he does not to his knowledge hold an interest in shares (as that expression is defined for the purposes of Part VI of the Act) representing one per cent. or more of either any class of the equity share capital of such company or the voting rights in such company;

(D) any arrangement for the benefit of employees of Future or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

(E) any proposal concerning insurance which Future proposes to maintain or purchase for the benefit of Directors or for the benefit of persons including Directors.

(g) Borrowing powers

The Directors may exercise all the powers of Future to borrow money and to mortgage or charge its undertaking, property, assets and uncalled capital, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of Future or of any third party.

5. Future Incentive Schemes

The principal terms of the Future Incentive Schemes are summarised below.

5.1 The Future Publishing Holdings Limited Unapproved Share Option Plan (the "Future Publishing Plan")

(a) Outline

Under the Future Publishing Plan eligible employees were granted options to acquire shares in Future Publishing Holdings Limited. The Future Publishing Plan was adopted prior to Future's admission to listing on the official list on the London Stock Exchange and has not been approved by the Inland Revenue. On the admission of Future Shares to listing on the London Stock Exchange, options over shares in Future Publishing Holdings Limited were converted into options over Future Shares. No options have been granted under the Future Publishing Plan since 25 June 1999 and no further options will be granted.

(b) Eligibility

Any person who is employed by Future Publishing Holdings Limited or one of its subsidiaries is eligible to receive options under the Future Publishing Plan.

(c) Exercise price

The exercise price in relation to an option granted under the Future Publishing Plan may generally not be less than the market value of shares in Future Publishing Holdings Limited on the date of grant.

(d) Exercise of options

All options granted under the Future Publishing Plan have either vested and are fully exercisable or have lapsed.

If an optionholder ceases to be an employee or director within the Future Publishing Holdings Limited group of companies, options may not be exercised unless the Future Directors specify otherwise prior to such cessation (except in the case of death). If the Future Directors do not specify otherwise, options will lapse on the cessation of employment.

The Future Directors may, in lieu of allotting or procuring the transfer of shares on exercise of an option, pay a cash sum equal to the amount by which the value of the shares exceeds the acquisition price.

(e) Variation in Share Capital

Options may be adjusted in such manner as the Future Directors shall determine following any capitalisation issue, sub-division, consolidation or reduction of share capital and in respect of any discount element in any rights issue or other variation of share capital.

(f) Amendments

The Future Directors may amend the rules of the Future Publishing Plan provided that no amendment to the advantage of participants can be made which affects the definitions of eligible employee, market value and share price, or the rule governing the adjustment of options, without the prior approval by ordinary resolution of Future unless the amendment is a minor amendment to benefit the administration of the Future Publishing Plan or to take account of a change in legislation or to obtain favourable tax, exchange control or regulatory treatment.

5.2 The Future Network plc 1999 International Share Option Scheme (the "International Scheme")

(a) Outline

The International Scheme allows Future to grant options to acquire Future Shares to eligible employees. The International Scheme is not an Inland Revenue approved scheme. The first grant of options under the International Scheme was made on 25 June 1999, which was the date Future Shares were admitted to listing on the official list of the London Stock Exchange. It is Future's intention not to grant further options under the International Scheme.

(b) Eligibility

All full-time employees or directors of a company within the Future Group are eligible to receive options under the International Scheme, although the grant of options is at the discretion of the administrator (which may either be the Remuneration Committee (or other duly authorised committee) or the trustee).

(c) Exercise price

The exercise price in relation to an option granted under the International Scheme will generally not be less than the market value of Future Shares on the date of grant, save that, in respect of options granted to French employees, the exercise price may be no less than 80 per cent. of the average closing price of a Future Share during the twenty dealing days prior to the date of grant and, in respect of options granted to Italian employees, the exercise price shall not be less than the higher of the average closing price of a Future Share during the month prior to grant or the average mid-market price during the three dealing days prior to the date of grant.

(d) Exercise of Options

Options granted under the International Scheme up to 2 May 2001 (inclusive) vest in eight equal tranches, one tranche every six months, subject to the satisfaction of performance criteria that require the normalised earnings per share ("EPS") of Future to grow by at least 3 per cent. per annum above the increase in the Retail Prices Index ("RPI") over the relevant period.

Options granted between 19 November 2001 and April 2003 (inclusive) vest on the third anniversary of the date of grant, subject to the satisfaction of performance criteria that require that the total shareholder return ("TSR") of Future for the three-year period following the date of grant must rank Future in the top quartile in a table of companies listed in the Media and Entertainment sector of the London Share Service of the *Financial Times* newspaper. If Future ranks in the second quartile of this comparator group, options will vest as to one half of the shares under option. If Future ranks below the second quartile, no options will vest.

Options granted in April 2004 will vest on the third anniversary of the date of grant subject to the satisfaction of performance criteria that require that the growth in pre-goodwill amortisation EPS between 13 April 2004 and 31 March 2007 be RPI + 3 per cent. in order for options to vest as to 50 per cent. of the shares under option and RPI + 7 per cent. in order for options to vest as to 100 per cent. of the shares under option, with vesting pro rata on a straight line basis between the two thresholds. If the growth in pre-goodwill amortisation EPS is less than RPI+3 per cent., no options will vest.

However, earlier exercise is permitted, to the extent that the performance criteria have been satisfied in respect of the relevant period from grant to cessation of employment, if a participant dies or his employment ends by reason of injury, ill-health, disability, redundancy, retirement, or as a result of the sale of the business or subsidiary by which the optionholder is employed (or, if the administrator allows, for any other reason). On the occurrence of any of those events, options will generally become exercisable for a period of twelve months from the date of such cessation of employment and then lapse.

(e) Scheme limits

An option may not be granted if the result of granting the option would be that:

(i) the number of Future Shares placed under option under the International Scheme or placed under option or issued under any other Future employees' share scheme (whether or not discretionary), with the exception of the Future Publishing Plan, the Imagine Media, Inc. 1999 Stock Option Plan, the Imagine Publishing, Inc. Non-statutory Stock Option Plan and any shares placed under option as part of the acquisition of Imagine Media, Inc. (together the "Excluded Plans") in the preceding ten-year period would exceed ten per cent. of Future's issued ordinary share capital at that time; or

(ii) the number of Future Shares placed under option under the International Scheme or placed under option or issued under any other discretionary Future employees' share scheme, with the exception of the Excluded Plans, in the preceding ten-year period would exceed five per cent. of Future's issued ordinary share capital at that time.

(f) Variation in share capital

Options may be adjusted, in such manner as the administrator may determine, in the event of a variation in the share capital of Future, including a capitalisation issue, rights issue and sub-division, consolidation or reduction of share capital.

(g) Amendments

The Remuneration Committee may amend the rules of the International Scheme provided that no amendment to the advantage of participants which relates to who can participate, the limits on the number of shares that can be placed under option, the exercise price, the exercise provisions, adjustment of options or the rules governing amendments can be made without the prior approval of Future in general meeting unless the amendment is minor and benefits the administration of the International Scheme or to take account of a change in legislation or to obtain favourable tax, exchange control or regulatory treatment.

(h) Termination

Options may not be granted under the International Scheme later than ten years after the date on which the International Scheme was adopted.

5.3 The Future Network plc 1999 Inland Revenue Approved Share Option Scheme (the "Approved Option Scheme")

(a) Outline

The Approved Option Scheme allows Future to grant options to acquire Future Shares to eligible employees. Options granted under the Approved Option Scheme may be Inland Revenue approved options. It is Future's intention not to grant further options under the Approved Option Scheme.

(b) Eligibility

Under the Approved Option Scheme, options may be granted to any person who is a full-time director or employee of a United Kingdom participating company, although options are granted at the discretion of the administrator (which may either be the Remuneration Committee (or other duly authorised committee) or the trustee).

(c) Exercise price

The exercise price in relation to an option granted under the Approved Option Scheme will generally not be less than the market value of Future Shares on the date of grant.

(d) Exercise of Options

Options granted under the Approved Option Scheme up to 2 May 2001 vest in eight equal tranches, one tranche every six months, subject to the satisfaction of performance criteria that require the normalised EPS of Future to grow by at least 3 per cent. per annum above the increase in the RPI over the relevant period.

Options granted between 19 November 2001 and April 2003 inclusive will vest on the third anniversary of the date of grant subject to the satisfaction of performance criteria that require that the TSR of Future for the three-year period following the date of grant must rank Future in the top quartile of a table of companies listed in the Media and Entertainment sector of the London Share Service of the *Financial Times* newspaper. If Future ranks in the second quartile of this comparator group, options will vest as to one-half of the shares under option. If Future ranks below the second quartile, no options will vest.

Options granted in April 2004 will vest on the third anniversary of the date of grant subject to the satisfaction of performance criteria that require that the growth in pre-goodwill amortisation EPS against the RPI between 13 April 2004 and 31 March 2007 be RPI + 3 per cent. in order for options to vest as to 50 per cent. of the shares under option and RPI + 7 per cent. in order for options to vest as to 100 per cent. of the shares under option, with vesting pro rata on a straight line basis between the two. If this growth in pre-goodwill amortisation EPS is less than RPI + 3 per cent., no options will vest.

However, earlier exercise is permitted, to the extent that the performance criteria have been satisfied in respect of the relevant period from grant to cessation of employment, if a participant dies or his employment ends by reason of injury, ill-health, disability, redundancy, retirement, or as a result of the sale of the business or subsidiary by which the optionholder is employed (or if the administrator allows, for any other reason). On the occurrence of any of those events, options will generally become exercisable for a period ending on the later of twelve months from the date of cessation of employment or forty-two months from the date of grant and then will lapse.

(e) Scheme limits

An option may not be granted if the result of granting the option would be that:

i) the number of Future Shares placed under option under the Approved Option Scheme or placed under option or issued under any other Future employees' share scheme (whether or not discretionary), with the exception of the Excluded Plans, in the preceding ten-year period would exceed ten per cent. of Future's issued ordinary share capital at that time; or

ii) the number of Future Shares placed under option under the Approved Option Scheme or placed under option or issued under any other discretionary Future employees' share scheme, with the exception of the Excluded Plans, in the preceding ten-year period would exceed five per cent. of Future's issued ordinary share capital at that time.

(f) Variation in share capital

Options may be adjusted, in such manner as the administrator determines, with prior Inland Revenue approval, in the event of a variation in the share capital of Future, including a capitalisation issue, rights issue and sub-division, consolidation or reduction of share capital.

(g) Amendments

The Remuneration Committee may amend the rules of the Approved Option Scheme provided that no amendment to the advantage of participants which relates to who can participate, the limits on the number of shares that can be placed under option, the exercise price, the exercise provisions, adjustment of options or the rules governing amendments can be made without the prior approval of Future in general meeting unless the amendment is minor and benefits the administration of the Approved Option Scheme or to take account of a change in legislation or to obtain favourable tax, exchange control or regulatory treatment. While the Approved Option Scheme remains approved by the Inland Revenue, no amendment shall have effect until it has been approved by the Inland Revenue.

(h) Termination

Options may not be granted under the Approved Option Scheme later than ten years after the date on which the Approved Option Scheme was adopted.

5.4 The Future Network plc 2000 US Stock Option Plan (the "US Option Plan")

(a) Outline

The US Option Plan allows Future to grant options to acquire Future Shares to US employees within the Future Group. Options granted under the US Option Plan may be "Incentive Stock Options" or "Non-statutory Stock Options". It is Future's intention not to grant further options under the US Option Plan.

(b) Eligibility

All employees of the Future Group are eligible to receive options under the US Option Plan, although the grant of options is at the discretion of the administrator (which may be the Board or an appropriately authorised committee).

(c) Exercise price

The exercise price of an Incentive Stock Option may not be less than the fair market value of Future Shares at the date of grant.

The exercise price of a Non-statutory Stock Option may not be less than 85 per cent. of the fair market value of Future Shares on the date of grant.

(d) Exercise of Options

Options granted under the US Option Plan up until May 2001 vest as to 25 per cent. of the Future Shares under option one year from the employee joining the Future Group (or where options are granted to an existing employee, one year from the date of grant of those options). The balance of 75 per cent. will vest in equal monthly tranches over the three-year period commencing on the first vesting date. No performance criteria were attached to the grant of options under the US Option Plan prior to November 2001.

Options granted between 19 November 2001 and April 2003 under the US Option Plan vest on the third anniversary of the date of grant, subject to the satisfaction of performance criteria that require that the TSR of Future for the three-year period following the date of grant must rank Future in the top quartile in a table of companies listed in the Media and Entertainment sector of the London Share Service of the *Financial Times* newspaper. If Future ranks in the second quartile of this comparator group, options will vest as to one-half of the shares under option. If Future ranks below the second quartile, no options will vest.

If an optionholder ceases employment for any reason other than disability or death, vested options may be exercised for a period of three months from the date of termination (or such longer period as the administrator determines) and will then lapse, unless the administrator determines otherwise. Unvested options will not be capable of exercise following termination in such circumstances and will lapse.

(e) Scheme limits

The maximum aggregate number of Future Shares that may be placed under option and sold under the US Option Plan is 14,150,000 (representing approximately 10 per cent. of the issued share capital of Future on the date of adoption of the US Option Plan).

(f) Variation in share capital

Options will be adjusted, in the case of a stock split, reverse stock split, stock dividend, combination, recapitalisation or reclassification of Future Shares or any other increase or decrease in the number of issued Future Shares effected without receipt of consideration by Future.

(g) Amendments

The Future Directors may amend the US Option Plan at any time, provided that no amendment may impair the rights of optionholders without their consent.

(h) Termination

Options may not be granted under the US Option Plan later than ten years after the date on which the US Option Plan was adopted.

5.5 The Future Network plc Approved Sharesave Plan (the "Sharesave")

(a) Outline

Under the Sharesave, eligible employees may enter into a three-year or five-year savings contract by making monthly contributions up to a maximum of £250. Options are granted to participating employees at the outset over a number of Future Shares equal to the number of Future Shares that would be able to be acquired at the exercise price with the amount expected to be repaid under the saving contract (including any bonus entitlement). The exercise price may be set at a discount of up to

20 per cent. to the market value of Future Shares on the dealing day preceding the date of the announcement of the intention to issue invitations (though such dealing day may not be in a period when dealings in Future Shares by Future Directors are prohibited). At the end of the three-year or five-year period the employee shall be entitled to either withdraw the savings contributed and any bonus to which he may be entitled, or use the savings and any bonus to acquire Future Shares at the exercise price. Employees who save for a period of five years may leave their savings with the savings carrier for a further two years at which point an enhanced bonus is payable. The Sharesave is an Inland Revenue approved plan.

(b) Eligibility

If the administrator (which may be the Future Directors or the trustees) announces its intention to issue invitations (which is in its absolute discretion), invitations must be issued to all employees or full-time directors of participating companies in the Future Group on the date of issue of invitations.

(c) Exercise of Options

Options may be exercised during the six-month period following the end of the savings period. If an optionholder ceases to be employed within the Future Group due to injury, disability, redundancy, retirement or a sale of the business or subsidiary by which he is employed, his options will become execisable for a period of six months and then lapse. The number of Future Shares that may be acquired on the exercise of an option is limited to the maximum number of Future Shares that can be acquired at the exercise price out of the repayment proceeds under the savings contract (including any interest or bonus).

(d) Scheme limits

An option may not be granted if the result of granting the option would be that:

(i) the number of Future Shares placed under option under the Sharesave or placed under option or issued under any other Future employees' share scheme, with the exception of the Excluded Plans, in the preceding ten-year period would exceed ten per cent. of Future's issued ordinary share capital at that time; or

(ii) the number of Future Shares placed under option under the Sharesave or placed under option or issued under any other Future employees' share scheme, with the exception of the Excluded Plans, in the preceding five-year period would exceed five per cent. of Future's issued ordinary share capital at that time.

(e) Variation in share capital

Options may be adjusted, in such manner as the administrator determines, in the event of a variation in the share capital of Future, including a capitalisation issue, rights issue and sub-division, consolidation or reduction of share capital.

(f) Amendments

The Future Directors may amend the rules of the Sharesave provided that no amendment to the advantage of participants relating to who can participate, limits on the number of shares that can be placed under option, the exercise price, the number of shares subject to an option, the exercise provisions, adjustment of options or the rules governing amendments can be made without the prior approval of Future in general meeting unless the amendment is a minor amendment and benefits the administration of the Sharesave or to take account of a change in legislation or to obtain favourable tax, exchange control or regulatory treatment and provided that, while the Sharesave is approved by the Inland Revenue, no amendment will be effective until it is approved by the Inland Revenue.

(g) Termination

Options may not be granted under the Sharesave later than ten years after the date on which the Sharesave was adopted.

(h) The Future Network plc International Sharesave Plan (the "International Sharesave")

Future has also established the International Sharesave, in which employees within the Future Group based outside the UK may participate. There are no options outstanding under the International

Sharesave, nor is it currently intended to grant options. The terms of the International Sharesave are substantially the same as those of the Sharesave except that:

(i) the maximum and minimum monthly savings contributions, the duration of the savings period and the extent to which a bonus or interest will be paid, will be determined by the administrator;

(ii) if, following the maturity date, the proceeds of the savings contract is less than the amount required to acquire all of the Future Shares subject to the option, the participant may add to the proceeds so that all of the Future Shares subject to the option may be acquired. If an option is exercised before the maturity date, the number of Future Shares that may be acquired is pro rated;

(iii) there is no requirement for the Inland Revenue to approve amendments to the International Sharesave;

(iv) the exercise price of options granted to Italian employees will generally be the average closing price of Future Shares during the month preceding the grant date; and

(v) options granted to French employees are subject to additional terms and conditions including a requirement that Future Shares acquired on the exercise of options are subject to an additional two-year holding period and a requirement that the exercise price of options may not be less than 80 per cent. of the average price of Future Shares duing the 20 days preceding the grant date.

5.6 The Future Network Matched Award Plan (the "MAP")

(a) Outline

Under the MAP, the Remuneration Committee may invite eligible employees to participate in the MAP. In order to be able to participate, eligible employees are required to acquire "Invested Shares". The invitation will state the maximum value of the Invested Shares the eligible employee may acquire, and the price payable for Invested Shares, which will be the market value of Future Shares. On the acquisition of Invested Shares the participant will receive an award over a number of Future Shares, generally equal to the number of Invested Shares purchased by the participant (a "Matched Award"). It is Future's intention not to grant further awards under the MAP.

(b) Eligibility

All employees of a participating company within the Future Group are eligible to participate in the MAP, though invitations are issued at the discretion of the Remuneration Committee.

(c) Vesting of Matched Awards

Matched Awards will vest three years from the date of the grant as to 50 per cent. if growth in pre-goodwill amortisation EPS is equal to RPI + 3 per cent. per annum and in full if growth in pre-goodwill amortisation EPS is equal to RPI + 7 per cent. per annum, and pro rata on a straight line basis in between. If growth in pre-goodwill amortisation EPS does not reach RPI + 3 per cent., no part of the Matched Award will vest.

If a participant ceases employment due to death, retirement, disability, ill-health, injury, redundancy or as a result of the sale of the business or subsidiary by which the participant is employed, the Matched Award will vest pro rata according to the time elapsed from the date of grant to the date of cessation of employment, subject to the satisfaction of the performance criteria over the relevant period.

(d) Scheme Limits

The number of Future Shares which can be allocated under the MAP, when aggregated with those Future Shares allocated under any other Future employees' share scheme (whether or not discretionary), with the exception of the Excluded Plans, in the previous ten years, cannot exceed 10 per cent. of the ordinary issued share capital of Future from time to time.

(e) Adjustment

If there is a variation in the share capital of Future, Matched Awards will be adjusted as determined by the Remuneration Committee.

(f) Amendment

The rules of MAP may be amended by the Future Directors at any time, but no amendment to the advantage of participants relating to who can participate, the number of shares which can be allocated and adjustment of options may be made without the prior approval of Future in general meeting, unless the amendment is minor and for the benefit of the administration of the MAP, or to comply with existing or proposed legislation, or to obtain favourable tax, exchange control or regulatory treatment.

(h) Termination

Awards may not be granted under the MAP later than ten years after the date on which the MAP was adopted.

5.7 The Future plc Share Incentive Plan (the "SIP")

(a) The SIP was approved by shareholder resolution on 26 January 2005. The SIP has not yet been launched.

(b) Eligibility

All employees of Future and participating subsidiaries who have been employed for a minimum period (not exceeding eighteen months) are eligible to participate in the SIP.

How the SIP may be operated

The Future Directors can operate the SIP in a number of ways. It can:

- make an award of "free shares"; and/or
- give employees the opportunity to invest in "partnership shares"; and
- make an award of "matching shares" to those employees who have invested in "partnership shares" (free shares, partnership shares and matching shares—together "Plan Shares"); and/or
- require or allow employees to re-invest any dividends paid on their Plan Shares in further Future Shares ("dividend shares").

(c) Free Shares

Future may make an award of free shares up to a maximum annual value set from time to time by the Inland Revenue. The current maximum annual value is £3,000 per employee. If Future wishes, the award of free shares can be based on the achievement of individual, team, divisional or corporate performance targets which must be notified to all eligible employees. Otherwise, free shares must be awarded to employees on the same terms, although awards can vary by reference to remuneration, length of service or hours worked.

(d) Partnership Shares

Future may provide employees with the opportunity to acquire partnership shares from their gross monthly salary, up to a maximum value set from time to time by the Inland Revenue, currently £1,500 per year. Future may set a minimum monthly deduction which may not be greater than £10. Future Shares will be acquired on behalf of employees within 30 days after each deduction at the market value of the Future Shares on the date they are acquired. Alternatively, deductions can be accumulated during any accumulation period of up to 12 months. In this case, Future Shares will be acquired on behalf of employees within 30 days after the end of the accumulation period, at the lower of the market value of the Future Shares at the beginning of the accumulation period or the date when they are acquired.

(e) Matching Shares

Future can award an employee up to two free matching shares for each partnership share acquired by the employee. The award of matching shares cannot be subject to performance targets.

(f) Dividend Shares

Future can either give employees the opportunity or require employees to re-invest any dividends paid on any of their Plan Shares in further Future Shares, up to a maximum amount which is currently set at £1,500 per annum.

(g) Trust

The SIP must operate through a trust, which will acquire Future Shares by purchase or by subscription and will hold the shares on behalf of the employees.

(h) Holding Period

Free and/or matching shares must be held in trust for a period of not more than five years from the date on which the shares are allocated to employees.

Dividend shares must be held in trust for three years.

(i) Cessation of employment, forfeiture of shares and non-transferability

Future can provide that free shares and/or matching shares are forfeited if employees cease employment with a member of the Future Group (other than because of certain circumstances such as redundancy, injury, disability, reaching retirement age, transfer of the employing business or change of control of the employing company) within the period of up to three years from the date on which shares were allocated.

Employees can withdraw their partnership shares from the SIP at any time. However, Future can stipulate that matching shares will be subject to forfeiture if the corresponding partnership shares are withdrawn within a specified period, not exceeding three years, of their purchase on behalf of the employee.

Awards are not transferable except on death, when Plan Shares may be transferred to the deceased employee's personal representatives. Awards of shares under the SIP are not pensionable.

(j) Funding the SIP

If existing Future Shares are acquired as partnership shares, participating Future Group companies may be required to fund the acquisition cost to the extent that salary deductions are insufficient to do so. This may be the case if an accumulation period is operated.

(k) Limits on the issue of shares

The SIP will be subject to the limit that, in any ten-year period not more than 10 per cent. of the issued ordinary share capital of Future from time to time may be issued or issuable under the SIP and any other Future employees' share scheme.

(l) Amendments to the SIP

The Future Directors will have authority to amend the SIP, provided that no amendment to the advantage of participants may be made to provisions relating to:

- who can participate;
- the number of Future Shares which the trustee can acquire under the SIP;
- the maximum entitlement for any one participant;
- the basis for determining a participant's entitlement to Plan Shares and the terms on which they can be acquired; and
- any adjustment in the event of a variation in Future's share capital,

without the prior approval of the shareholders in general meeting (unless the amendment is minor and made to benefit the administration of the SIP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment). While the SIP retains its Inland Revenue approved status, no amendment may be made to a key feature of the SIP without the prior approval of the Inland Revenue.

5.8 **The Future plc Performance Share Plan ("PSP")**

The PSP was approved by shareholder resolution on 26 January 2005.

(a) Nature of Awards

An award granted under the PSP (an "Award") is a contingent right to acquire Future Shares. Awards are not pensionable and may not be assigned or transferred except on a participant's death, when they may be assigned to the participant's personal representatives.

(b) Eligibility

The Remuneration Committee has responsibility for agreeing any Awards and for setting the policy for the way in which the PSP should be operated, including agreeing performance targets and which employees should be invited to participate. All employees of Future and its participating subsidiaries, including executive directors, are eligible to participate, unless they are within six months of retirement, although it is intended that participation in the PSP will only be offered to executive directors and group central senior executives.

(c) Individual limits

The upper limit for individual Awards will be set from time to time by the Remuneration Committee. The Remuneration Committee has determined that initially the value of an Award will be up to 100 per cent. of salary for the chief executive and finance director of Future and 35 per cent. of salary for group central senior executives.

(d) Grant of Awards

The first Awards were granted on 15 February 2005 over 774,242 Future Shares. It is intended that future Awards will be made on an annual basis following the announcement of Future's full year results.

No payment is required for the grant of Awards.

If there is a variation in the share capital of Future, awards will be adjusted as the Remuneration Committee determines.

(e) Performance targets and vesting of awards

Awards will vest at the end of the three-year period following the date on which they were granted (the "Relevant Period"), subject to the satisfaction of specified performance targets and the participant's continued employment with Future.

Future's performance will be measured over a single three-year period beginning on the first day of the financial year in which the Awards are made (the performance period in respect of Awards granted on 15 February 2005 will begin on 1 October 2004). 50 per cent. of the Award is subject to TSR performance and 50 per cent. of the Award is subject to EPS performance. The Remuneration Committee may set different performance targets from those specified provided the new targets are not substantially different and the Remuneration Committee considers them at least as challenging.

TSR Performance

The vesting of 50 per cent. of the Award will be determined by Future's performance in terms of its TSR compared to a group of similar companies, not being less than 15 in number, such that if Future's performance places it below median, no part of the award will vest. 25 per cent. of the Award will vest if Future's performance is at median and 100 per cent. of the Award will vest if Future's performance places it in the top quintile as against the comparator companies, and on a pro rata straight line basis between the two. Initially, this group will comprise the following 19 companies (excluding Future):

Bloomsbury Publishing
Centaur Holdings
EMAP
Euromoney Institutional Investor
Expomedia Group
Haynes Publishing
Highbury House Communications
Huveaux
Incisive Media
ITE Group
Johnston Press
Pearson
Reed Elsevier
SMG
T&F Informa
Tarsus Group
Trinity Mirror
Wilmington
Yell Group

To alleviate short-term volatility, the return index will be averaged in the TSR calculations for each company over the three months prior to the start and end of the performance period.

EPS Performance

The vesting of the other 50 per cent. of the Award will be determined by Future's EPS performance (before goodwill amortisation) against the Retail Prices Index (RPI). If Future's average annual EPS growth is less than RPI + 3 per cent., no part of the Award will vest. If average annual EPS growth is equal to RPI + 3 per cent. the Award will vest from 0 per cent. (at RPI + 3 per cent.) up to 100 per cent. vesting (at RPI+8 per cent.) on a pro rata straight-line basis between the two.

(f) Rights attaching to shares prior to the vesting of Awards

A participant has no rights in relation to the Future Shares which are the subject of the Award until it has vested. However, the number of Future Shares under Award may, at the discretion of the trustee, be increased (prior to the vesting of an Award) by reinvesting dividends paid on the Future Shares under Award.

(g) Cessation of employment before the end of the Relevant Period

If a participant ceases employment within the Future Group before the end of the Relevant Period, the Award will generally lapse. However, if a participant dies or leaves employment in certain circumstances such as ill-health, injury, disability, retirement, redundancy or his employing business being sold or transferred outside the group, the Award will vest on the cessation of employment on a pro rata basis from the date of grant to the date of cessation of employment provided the performance target has been met measured on a pro rata basis from the date of grant to the date of cessation of employment. The Remuneration Committee has discretion to vest or preserve all or part of an Award if a participant ceases to be employed within the Future Group for an exceptional reason other than those set out above.

(h) Limits on the issue of Ordinary shares

In any 10-year period the use of new issue or treasury shares under the PSP and any other Future employees' share scheme (whether or not discretionary), is limited to 10 per cent. of Future's ordinary issued share capital, of which not more than 5 per cent. may be used for those plans operated on a selective basis.

(i) Issue or transfer of shares at the end of the Relevant Period

Once a participant's Award has vested, Future Shares will be issued or transferred to the participant as soon as practicable.

(j) Amending the rules

Future will have authority to amend the rules of the PSP, provided that no amendment to the advantage of participants may be made to provisions relating to:

- who can be a participant;
- the limits on the number of shares which can be issued under the PSP;

- the basis for determining a participant's entitlement to shares and the terms on which they can be acquired; and
- any adjustment in the event of a variation in Future's share capital,

without the prior approval of shareholders in general meeting, unless the amendment is minor and made to benefit the administration of the PSP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment. The Remuneration Committee may vary or waive the performance conditions applying to Awards to take account of events which cause the Remuneration Committee, acting fairly and reasonably, to consider that the target is no longer fair, provided that the conditions are no more difficult to satisfy.

Additional schedules to the rules can be incorporated to operate the PSP outside the UK. These schedules can vary the rules of the PSP to take account of any securities, exchange control or taxation laws. Any Future Shares issued for these purposes will count towards the overall limit of shares issued under the PSP.

(k) Duration of the Plan

No Award may be granted after 25 January 2015.

(l) General offer or scheme of arrangement

If there is a change of control of Future, shares will vest on the change of control to the extent that the performance targets have been met up to the date of the change of control (or the most practicable earlier date having regard to the relevant performance target(s)). The Remuneration Committee will, in addition, have discretion to take into account any other factors it believes to be relevant in determining the extent to which Awards will vest in these circumstances.

5.9 The Future plc Deferred Annual Bonus Plan ("DABS")

The DABS was approved by shareholder resolution on 26 January 2005.

(a) Introduction

The DABS provides each selected participant with a deferred entitlement to receive Future Shares in addition to their annual cash bonus. The grant of an award under the DABS (a "DABS Award") is subject to the relevant performance targets relating to the participant's cash bonus having been satisfied prior to the date of grant. The initial value of a DABS Award is calculated as a proportion of annual cash bonus in respect of the preceding financial year, but a DABS Award is in addition to such total annual cash bonus.

(b) Nature of Awards

A DABS Award is a contingent right to acquire Future Shares. DABS Awards are not pensionable and may not be assigned or transferred except on a participant's death, when they may be assigned to the participant's personal representatives.

(c) Eligibility

The Remuneration Committee will have responsibility for agreeing any DABS Awards and for setting the policy for the way in which the DABS should be operated. All employees of Future and its participating subsidiaries, including executive directors, are eligible to participate, although it is intended that the scheme will only be offered to those below executive director level.

(d) Grant of DABS Awards

The first DABS Awards were granted over 303,025 Future Shares on 15 February 2005. It is intended that future DABS Awards will be granted on an annual basis following the announcement of Future's full year results.

No payment is required for the grant of DABS Awards.

If there is a capitalisation issue, offer or invitation by way of rights, a sub-division, a consolidation or a reduction of the share capital of Future, the DABS Awards may be adjusted to reflect that variation.

(e) Restricted period

A DABS Award will generally vest at the end of a three-year period following the date of grant (the "Relevant Period").

(f) Individual limits

The upper limit for individual DABS Awards will be set from time to time by the Remuneration Committee. The Remuneration Committee has determined that initially the value of a DABS Award may be up to 50 per. cent. of the participant's annual cash bonus paid or payable for the preceding financial year.

(g) Rights attaching to shares prior to the vesting of Awards

A participant has no rights in relation to the Future Shares which are the subject of the DABS Award until it has vested. However, the number of Future Shares under a DABS Award may, at the discretion of the trustee, be increased (prior to the vesting of a DABS Award) by reinvesting dividends paid on the Future Shares under the DABS Award.

(h) Cessation of employment before the end of the Relevant Period

If a participant ceases employment with the Future Group before the end of the Relevant Period, the DABS Award will generally lapse. However, if a participant dies or leaves employment in certain circumstances such as ill-health, injury, disability, retirement, redundancy or his employing business being sold or transferred outside the Future Group, the DABS Award will vest immediately on a pro rata basis. In addition, the Remuneration Committee has discretion to vest or preserve all or part of a participant's DABS Award(s) if a participant ceases to be employed within the Future Group for an exceptional reason other than those set out above.

(i) Issue or transfer of shares at the end of the Relevant Period

Once a participant's DABS Award has vested, Future Shares will be issued or transferred to the participant as soon as practicable.

(j) Limits on the issue of Future Shares

In any 10-year period the use of new issue or treasury shares under the DABS and any other Future employees' share scheme (whether or not discretionary) is limited to 10 per cent. of Future's ordinary issued share capital, of which not more than 5 per cent. may be used for those plans operated on a selective basis.

(k) Amending the rules

Future will have authority to amend the rules of the DABS, provided that no amendment to the advantage of participants may be made to provisions relating to:

- who can be a participant;
- the limits on the number of shares which can be issued under the DABS;
- the basis for determining a participant's entitlement to shares and the terms on which they can be acquired; and
- any adjustment in the event of a variation in Future's share capital,

without the prior approval of shareholders in general meeting, unless the amendment is minor and made to benefit the administration of the DABS, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment.

Additional schedules to the rules can be incorporated to operate the DABS outside the UK. These schedules can vary the rules of the DABS to take account of any securities, exchange control or taxation laws. Any Future Shares issued for these purposes will count towards the overall limit of shares issued under the DABS.

(l) Duration of the DABS

No DABS Award may be granted after 25 January 2015.

(m) General offer or scheme of arrangement

The participant's DABS Award will vest immediately if there is a change of control of Future.

5.10 The Future Network plc 1999 Senior Management Share Option Scheme (the "Senior Scheme")

(a) Outline

The Senior Scheme allows Future to grant options to acquire Future Shares to eligible employees. The Senior Scheme is not an Inland Revenue approved scheme. The first grant of options under the Senior Scheme was made on 25 June 1999, which was the date Future Shares were admitted to listing on the official list of the London Stock Exchange. Future does not intend to grant any further options under the Senior Scheme.

(b) Eligibility

Under the Senior Scheme, options may be granted to any person who is a full time director or employee of a company within the Future Group, although options are granted at the discretion of the administrator (which may be the Remuneration Committee or the trustees).

(c) Exercise price

The exercise price in relation to an option granted under the Senior Scheme will generally not be less than the market value of Future Shares on the date of grant.

(d) Exercise of options

Options may not usually be exercised earlier than the third anniversary of the date of grant. The exercise of an option may be subject to the satisfaction of performance targets. All options granted under the Senior Scheme have either vested or lapsed.

If an optionholder ceases to be employed within the Future Group due to ill-health, injury, disability, redundancy, retirement or sale of the business or subsidiary by which he is employed his option will become exercisable for a period of twelve months from the date of cessation of employment and then lapse.

(e) Scheme limits

An Option may not be granted if the result of granting the Option would be that:

(i) the number of Future Shares placed under option under the Senior Scheme or placed under option or issued under any other Future employees' share scheme (whether or not discretionary), with the exception of the Excluded Plans, in the preceding ten-year period would exceed ten per cent. of Future's issued ordinary share capital at that time; or

(ii) the number of Future Shares placed under option under the Senior Scheme or placed under option or issued under any other discretionary Future employees' share scheme, with the exception of the Excluded Plans, in the preceding ten-year period would exceed five per cent. of Future's issued ordinary share capital at that time.

(f) Variation in share capital

Options may be adjusted in such manner as the administrator may determine, following a variation in the share capital of Future, including a capitalisation issue, rights issue and sub-division, consolidation or reduction of share capital.

(g) Amendments

The Remuneration Committee may amend the rules of the Senior Scheme provided that no amendment to the advantage of participants relating to who can participate, limits on the number of shares which may be placed under option, the exercise price, the exercise provisions, the adjustment of options or the rules governing amendments can be made without the prior approval of Future in general meeting unless the amendment is minor and benefits the administration of the Senior Scheme, or to take account of a change in legislation or obtain favourable tax, exchange control or regulatory treatment.

(h) Termination

Options may not be granted under the Senior Scheme later than ten years after the date on which the Scheme was adopted.

6. Directors

6.1 The Directors of Future and their respective functions are as follows:

Director	Office
Greg John Ingham	Chief Executive Officer
John Reid Bowman	Group Finance Director
Roger George Parry	Non-executive Chairman
Michael Penington	Senior Independent non-executive Director
John Patrick Enfield Taylor	Non-executive Director
John Mellon	Non-executive Director
Lisa Jane Gordon	Non-executive Director

The business address of each of the Directors is Beauford Court, 30 Monmouth Street, Bath BA1 2BW, United Kingdom.

6.2 Biographies of the Directors are set out below:

Roger Parry, Non-executive Chairman

Roger Parry was appointed as non-executive Director of Future on 4 June 1999 and as non-executive Chairman on 28 September 2001. He runs the International Division of Clear Channel Communications. Previously, he was Chief Executive of More Group plc and has been a director of Aegis Group plc and WRCS plc. He spent three years with McKinsey, the international consulting firm, and before that was a journalist with BBC TV and radio. He is also Chairman of Johnston Press plc, a non-executive director of iTouch plc and a trustee of the Shakespeare's Globe Theatre.

Greg Ingham, Chief Executive Officer

Greg Ingham was appointed as a Director on 11 May 1999 and led Future at the time of its flotation in June 1999. He began his publishing career as a journalist at Reed International plc in 1983. Having left in 1984 to edit an independent trade paper, he then joined Future Publishing Limited in September 1988 as publisher. He then successfully drove growth in computing and games where Future became a leading player. He was appointed Managing Director in January 1996 and, following the management buyout from Pearson in April 1998, was appointed Chief Executive of Future Publishing Holdings Limited. He is Chairman of the DTI Games Industry Forum and of the Edinburgh Games Festival, is a director of the Periodical Publishers' Association and a trustee of the Entertainment Software Charity. He is also a director of the Theatre Royal Bath.

John Bowman, Group Finance Director

John Bowman joined Future as Group Finance Director on 16 November 2001. Prior to that, he spent seven years as Group Finance Director of Scottish Radio Holdings plc ("SRH"). His media experience includes commercial radio, publishing, outdoor advertising and film. During his time at SRH, he played a key role in the group's successful expansion by acquisition and organic growth. Before joining the SRH group, John worked for KPMG where he qualified as a chartered accountant.

Michael Penington, Senior Independent Non-executive Director

Michael Penington was appointed as a non-executive Director of Future on 19 April 2000 after spending sixteen years at Morgan Stanley, latterly as Executive Director, Corporate Finance Department. His experience at Morgan Stanley included transactions in several European countries and coverage of venture capital markets. He holds a D.Phil. from Oxford University. He is non-executive Chairman of Warwick Effect Polymers Limited and Im-Pak Technologies Limited and a non-executive Director of Innovonics Limited, an Australian company, Cybersense Limited and Hardide Limited.

Patrick Taylor, Non-executive Director

Patrick Taylor was appointed as a non-executive Director and Chairman of the Audit Committee on 24 April 2001. He was formerly Chief Executive of GWR Group plc. Before joining GWR, Patrick was Group Finance Director of Capital Radio plc. A qualified chartered accountant, he began his career at Coopers & Lybrand and became a partner in 1980, specialising in corporate finance.

Lisa Gordon, Non-executive Director

Lisa Gordon was appointed as a non-executive Director of Future on 12 March 2003. Lisa began her career as an investment analyst with County NatWest and moved into the media and entertainment industry in 1993 when joining the record industry's trade body IFPI. Lisa joined Chrysalis Group plc in 1994 as Corporate Development Director and worked there for eight years with particular responsibility for managing the group's corporate relations. She left the Chrysalis Group on 31 December 2002 in order to be able spend more time with her young family whilst pursuing new corporate interests.

John Mellon, Non-executive Director

John Mellon was appointed as a non-executive Director of Future on 12 March 2003. John has had a successful business career in magazine publishing, was Chairman of IPC Magazines Limited and a member of the executive committee of Reed Elsevier.

6.3 In addition to their directorships of Future Group companies, the Future Directors hold or have held the following directorships and are or were members of the following partnerships in the past five years (excluding subsidiaries of the companies listed below):

Name	Position	Company/Partnership	Position still held (Y/N)
Greg Ingham	Director	Theatre Royal Bath Limited	Yes
	Director	Initiatives for Bath & North East Somerset	Yes
John Bowman	Director	Scottish Radio Holdings plc	No
Roger Parry	Director	Clear Channel International plc	Yes
	Chairman	Johnston Press plc	Yes
	Non-executive director	iTouch plc	Yes
Michael Penington	Chairman	Warwick Effect Polymers Limited	Yes
	Non-executive director	Innovonics Limited	Yes
	Non-executive Chairman	Im-Pak Technologies Limited	Yes
	Director	Naturalmotion Limited	Yes
	Director	Cybersense Limited	Yes
	Director	Hardide Limited	Yes
Patrick Taylor	Chief Executive Officer	GWR Group plc	No
	Director	Centaur Communications plc	Yes
		Nonstopski Limited	Yes
		Origgio Limited	Yes
		Lowwood Products Limited	Yes
Lisa Gordon	Director	Chrysalis Group plc	No
		Chrysalis Radio Online Limited	No
		Darker Than Blue Limited	No
		My Taxi Limited	No
		Puremix Limited	No
		Rivals Europe Limited	Yes
		Citipages Limited	No
		Farshield Limited	Yes
John Mellon	Chairman	IPC Magazines Limited	No
		Reed Elsevier plc	No
		Irish Writers' Centre, Dublin	Yes

6.4 At the date of this document none of the Future Directors:

(a) save as disclosed in paragraph 6.3 above, has been a director or partner of any companies or partnerships at any time in the previous five years; or

(b) has any unspent convictions in relation to indictable offences; or

(c) has been bankrupt or entered into an individual voluntary arrangement; or

(d) has been a director with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company's creditors generally or with any class of its creditors; or

(e) has been a partner in a partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership; or

(f) has had his other assets form the subject of any receivership or has been a partner of a partnership at the time of or within 12 months preceding any assets thereof being the subject of a receivership; or

(g) has been subject to any public criticism by any statutory or regulatory authority (including any designated professional body) nor has ever been disqualified by a court from acting as a director of a company or from acting in the management or conducting the affairs of any company.

7. **Future Directors' and other interests in Future**

7.1 As at 9 March 2005 (being the latest practicable date prior to the publication of this document) and immediately following the Offer becoming or being declared unconditional in all respects, the interests of the Future Directors and any person connected with them (within the meaning of section 346 of the Act) in the issued share capital of Future (all of which are beneficial unless otherwise stated), which (a) have been notified to Future pursuant to sections 324 and 328 of the Act; or (b) are required to be entered into the register referred to in section 325 of the Act; or (c) are interests of a connected person (within the meaning of section 346 of the Act) of a Director which would, if the connected person were a Director, be required to be disclosed under (a) or (b) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director, were as follows:

Future Director	Future Shares as at 9 March 2005	Percentage of issued share capital as at 9 March 2005	Percentage of issued share capital of Future following completion of the Offer[1]
Roger Parry	338,000	0.104	0.093
Greg Ingham	4,056,980[2]	1.246	1.116
John Bowman	600,000	0.184	0.165
Michael Penington	281,000	0.086	0.077
Patrick Taylor	150,000	0.046	0.041
Lisa Gordon	60,000	0.018	0.016
John Mellon	35,000	0.011	0.010

(1) Assuming (i) no exercise of options under the Future Incentive Schemes after 9 March 2005 (being the latest practicable date prior to the publication of this document), (ii) no exercise of options or conversion rights over Highbury Shares under the Highbury Share Option Schemes and (iii) no elections for cash under the Partial Cash Alternative.

(2) Greg Ingham's interest includes 818,037 Future Shares held by his wife, Jane Ingham.

7.2 The interests of the Future Directors together represent approximately 1.70 per cent. of the issued share capital of Future as at 9 March 2005 (being the latest practicable date prior to the publication of this document) and would represent approximately 1.52 per cent. of the issued share capital of Future immediately following the Offer becoming or being declared unconditional in all respects.

7.3 As at 9 March 2005 (being the latest practicable date prior to the publication of this document) the following options over Future Shares have been granted for nil consideration to the Future Directors under the Future Incentive Schemes, such options being exercisable at the price and between the dates shown below:

Future Director	Number of Future Shares under option	Grant date	Exercise price	Exercise period
Greg Ingham	200,000	November 2001	47.0 pence	November 2004 - November 2011
	400,000	April 2003	52.5 pence	April 2006 - April 2013
	204,142	April 2004	0 pence[1]	April 2007[1]
	18,578	December 2004	51 pence	February 2008 - August 2008
	406,061	February 2005	0 pence	February 2008[2]
John Bowman	200,000	November 2001	47.0 pence	November 2004 - November 2011
	350,000	April 2003	52.5 pence	April 2006 - April 2013
	100,000	April 2004	0 pence[1]	April 2007[1]
	18,900	October 2002	50 pence	December 2005 - June 2006
	281,212	February 2005	0 pence	February 2008[2]

(1) These awards were granted under The Future Network Matched Award Plan, further details of which are set out in paragraph 5.6 of this Part VI and automatically vest on 20 April 2007 to the extent that performance criteria are met.

(2) These options relate to a grant of awards under the PSP, further details of which are set out in paragraph 5.8 of this Part VI, on 15 February 2005. These vest automatically three years from the date of grant to the extent that performance criteria are met.

7.4 Save as set out in paragraph 3.4 and paragraphs 7.1 to 7.6 of this Part VI, none of the Future Directors nor any persons connected with them have any interest in the share capital of Future and there is no person to whom any capital of any member of the Future Group is under option or agreed unconditionally to be put under option.

7.5 No Future Director has or has had any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the Future Group and which were effected by Future or any member of the Future Group: (i) during the current or immediately preceding financial year or (ii) during an earlier financial year and which remain in any respect outstanding or unperformed.

7.6 As at 9 March 2005 (being the latest practicable date prior to the publication of this document), the Future Directors were not aware, nor had they been notified in accordance with Part VI of the Act that any person, other than a Future Director, was interested, directly or indirectly, in Future Shares amounting to 3 per cent. or more of the current issued share capital of Future or would be, immediately following the Offer becoming or being declared unconditional in all respects, interested in 3 per cent. or more of Future's issued share capital as enlarged by the Offer, other than as set out below:

Name	No. of Future Shares as at 9 March 2005	Percentage of share capital as at 9 March 2005	Percentage of issued share capital following the Offer becoming or being declared unconditional in all respects[1]
Schroder Investment Management	68,909,250	21.16	18.95
Fidelity International Limited	32,468,770	9.97	8.93
Barclays Bank PLC	12,759,124	3.92	3.51
Aviva plc/Morley Fund Management	18,896,786	5.80	5.20
Aberforth Partners	18,900,000	5.80	5.20
UBS Global Asset Management	16,248,834	4.99	4.47
Legal & General Group plc	11,719,232	3.60	3.22
Artemis	16,915,139	5.19	4.65

(1) Assuming (i) no exercise of options under the Future Incentive Schemes after 9 March 2005 (being the latest practicable date prior to the publication of this document), (ii) no exercise of options or conversion rights over Highbury Shares under the Highbury Share Option Schemes and (iii) no elections for cash under the Partial Cash Alternative.

7.7 Save as disclosed in this paragraph 7, as at 9 March 2005 (being the latest practicable date prior to the publication of this document) the Directors were not aware, nor had they been notified in accordance with Part VI of the Act, of any interest (within the meaning of Part VI of the Act and other than

Future itself by virtue of it holding treasury shares) representing 3 per cent. or more of the issued share capital of Future, or which would, immediately following the Offer becoming or being declared unconditional in all respects, represent 3 per cent. or more of the issued share capital of Future.

7.8 So far as the Directors are aware, no person or persons, directly or indirectly, jointly or severally, exercise or could exercise control over Future.

7.9 Future does not hold any treasury shares.

8. Directors' Service Agreements and Emoluments

8.1 Executive Directors of Future

8.1.1 Greg Ingham

(a) Future has a service agreement with Greg Ingham dated 24 November 2004. The salary payable to Mr Ingham under the service agreement is £335,000.

(b) The notice period to be given by Mr Ingham or Future under the service agreement is 12 months. Mr Ingham has a duty to mitigate loss in the event of termination of the service agreement by Future and only basic annual salary is taken into consideration to calculate any termination payment that may be payable. Future is entitled to terminate the employment of Mr Ingham with immediate effect by paying salary in lieu of notice.

(c) Mr Ingham is entitled to the following benefits:

(i) to participate in such bonus and long term incentive plans of Future as is in place from time to time, subject always to the rules of such plans;

(ii) a company car or a car allowance of up to £10,000 per annum;

(iii) to participate, at Future's expense, in the Future Group's permanent health insurance scheme;

(iv) to participate, at Future's expense, in such medical insurance scheme as may be operated by Future from time to time;

(v) to participate in the Future Group's personal pension arrangements on the terms that shall include life cover of at least four times annual basic salary; and

(vi) twenty-five days' paid holiday per year, in addition to public and bank holidays.

(d) The service agreement of Mr Ingham contains post-termination restrictions which are effective for 6 months from the date of termination of the service agreement, as follows:

(i) Mr Ingham may not be involved in a competing business in the United Kingdom and is prohibited from creating, posting, aggregating, setting up, opening, contributing to, managing and/or maintaining web sites on the Internet which relate to the specialist fields of interest of Future; and

(ii) Mr Ingham is prohibited from soliciting or procuring the employment of any "key" employees of the Future Group or from doing anything which may prevent any freelance writers, distributors, printers, licensees, licensors, affiliates or advertisers from doing business with Future or to alter the terms on which they conduct their business with Future.

8.1.2 John Bowman

(a) Future has a service agreement with John Bowman dated 24 November 2004. The salary payable to Mr Bowman under the service agreement is £232,000.

(b) The notice period to be given to Mr Bowman or Future under the service agreement is 12 months. Mr Bowman has a duty to mitigate loss in the event of termination of the service agreement by Future and only basic annual salary is taken into consideration to calculate any termination payment that may be payable. Future is entitled to terminate the employment of Mr Bowman with immediate effect by paying salary in lieu of notice.

(c) Mr Bowman is entitled to the following benefits:

(i) to participate in such bonus and long term incentive plans of Future as is in place from time to time, subject always to the rules of such plans;

(ii) a company car or a car allowance of up to £8,333 per annum;

(iii) to participate, at Future's expense, in the Future Group's permanent health insurance scheme;

(iv) to participate, at Future's expense, in such medical insurance scheme as may be operated by Future from time to time;

(v) to participate in the Future Group's personal pension arrangements on the terms that shall include life cover of at least four times annual basic salary; and

(vi) twenty five days' paid holiday per year, in addition to public and bank holidays.

(d) The service agreement of Mr Bowman contains post-termination restrictions which are effective for 6 months from the date of termination of the service agreement, as follows:

(i) Mr Bowman may not be involved in a competing business in the United Kingdom and is prohibited from creating, posting, aggregating, setting up, opening, contributing to, managing and/or maintaining web sites on the Internet which relate to the specialist fields of interest of Future; and

(ii) Mr Bowman is prohibited from soliciting or procuring the employment of any "key" employees of the Future Group or from doing anything which may prevent any freelance writers, distributors, printers, licensees, licensors, affiliates or advertisers from doing business with Future or to alter the terms on which they conduct their business with Future.

8.2 Non-Executive Directors

(a) The following non-executive Directors have terms of appointment with Future:

Roger Parry, Michael Penington, Patrick Taylor, John Mellon and Lisa Gordon, whose letters of appointment are dated 4 June 1999, 31 May 2000, 20 April 2001, 21 February 2003 and 13 May 2003 respectively. Lisa Gordon's services are provided by Farshield Limited.

(b) The appointment of any of the non-executive Directors is fixed for a term of no more than three years and may be terminated on either Future or the relevant non-executive director giving three months' notice. No non-executive Director is entitled to receive any additional benefits, although their reasonable expenses incurred in the course of carrying out their duties as Directors shall be reimbursed in accordance with Future's expenses policy.

8.3 Executive Directors of Highbury

Highbury has service agreements with Mark Simpson and Owen Davies which are to continue after the Offer becomes or is declared unconditional in all respects, subject to the terms of compromise agreements to be entered into with both individuals terminating their employment with Highbury.

8.3.1 Mark Simpson

(a) Highbury has a service agreement with Mark Simpson dated 31 July 2003 (varied by an agreement on 25 November 2004) under which Mark Simpson was appointed as Chief Executive Officer of Highbury with effect from 1 August 2004, such appointment to continue until terminated by either party on not less than 12 months' notice. Pursuant to the terms of the agreement as varied, Mr Simpson is paid a salary of £200,000 per annum, which is reviewable annually with effect from 1 January each year. Mr Simpson is paid a car allowance of £12,000 per annum and is entitled to claim as expenses, reimbursement of an amount not exceeding £2,000 per month in respect of the additional travel, accommodation and living expenses he incurs as a result of his being required to attend Highbury's London offices. Mr Simpson is also entitled to participate in a private health insurance scheme, is entitled to life insurance of four times his basic annual salary and to permanent health insurance. Highbury contributes each year an amount equal to 10 per cent. of Mr Simpson's basic annual salary to an Inland Revenue approved personal pension plan of his choice. After notice of termination has been given by either party, Highbury may, in its absolute discretion, terminate the agreement with immediate effect by paying Mr Simpson an amount equal to his basic salary entitlement for the then unexpired period of notice together with such further amount as is equal to the fair value of any other benefits to which Mr Simpson is contractually entitled during such unexpired period of notice.

Mr Simpson is entitled to a bonus of up to £250,000 in respect of the first 12 months of his appointment to 31 July 2005 subject to the achievement of specified performance conditions as determined by Highbury's remuneration committee in its absolute discretion. In the event that at any time prior to 31 July 2005 one or more persons acting alone or in concert acquires more than 50 per cent. of Highbury or the whole or substantially the whole of Highbury's business and assets are acquired by a third party, such bonus or any part thereof shall be paid to Mr Simpson at the absolute discretion of Highbury's remuneration committee by reference to the progress made up to such date in achieving such performance conditions and the price per share or for the business and assets sold (as the case may be) achieved upon such acquisition.

Under the terms of his service agreement, Mr Simpson is bound by restrictive covenants prohibiting solicitation of clients, employees and suppliers for a period of twelve months and prohibiting engagement in competitive activities for a period of six months from the termination date (the later of his employment terminating and him ceasing to be a director of Highbury).

(b) Under the terms of a compromise agreement entered into with Future and Highbury on 11 March 2005, Mark Simpson agreed that his service agreement (referred to in paragraph (a) above) will terminate 30 days from the date on which the Offer becomes or is declared unconditional in all respects. Mark Simpson will provide assistance to Future in relation to the integration of the business of the Highbury Group into the business of the Future Group, on a full-time basis for a period of 30 days from the date on which the Offer becomes or is declared unconditional in all respects, and thereafter on an ad hoc basis for a further five months. Mark Simpson will resign as a director of Highbury 30 days from the date the Offer becomes or is declared unconditional in all respects (the "Termination Date"). Under the compromise agreement, Highbury (or Future on behalf of Highbury) undertakes to pay Mark Simpson his basic salary entitlement and provide his other contractual benefits during the period in which he provides assistance on a full-time basis. In addition Mr Simpson will be paid within 10 days of the Termination Date sums due pursuant to clause 15.3 of his service agreement (as varied) which comprise 12 months' basic salary and other benefits to which he is entitled, including pension contributions equal to 10 per cent. of Mark Simpson's basic annual salary, together with a bonus of £250,000 payable pursuant to his service agreement (as varied).

8.3.2 Owen Davies

(a) Highbury has a service agreement with Owen Davies dated 25 November 2004 under which Owen Davies was appointed Group Finance Director of Highbury with effect from 13 September 2004, such appointment to continue until terminated by either party on not less than 12 months' notice. Pursuant to the terms of the agreement, Mr Davies is paid £150,000 per annum which is reviewable annually with effect from 1 January each year. Mr Davies is paid a car allowance of £8,000 per annum. Mr Davies is also entitled to participate in a private health insurance scheme, is entitled to life assurance of four times his basic annual salary and to permanent health insurance. Highbury contributes each year an amount of 10 per cent. of Mr Davies' basic annual salary to an Inland Revenue approved personal pension plan of his choice. After notice of termination has been given by either party, Highbury may in its absolute discretion terminate the agreement with immediate effect by paying to Mr Davis an amount equal to his basic salary entitlement for the then unexpired period of notice together with such further amount as is equal to the fair value of any other benefits to which Mr Davies is contractually entitled during such unexpired period of notice.

Mr Davies was also awarded a £20,000 bonus in respect of the achievement of certain performance targets relating to the financial year ended 31 December 2004.

Mr Davies is also entitled to a bonus equal to 25 per cent. of his basic annual salary if the Highbury Group achieves its budgeted annual net trading profit in the financial year ending 31 December 2005, with an additional 1 per cent. of his basic annual salary for each 1 per cent. by which the net trading profit of the Highbury Group exceeds such budgeted target subject to a maximum bonus of 50 per cent. of his basic annual salary.

In addition, in respect of the financial year ending 31 December 2005, Mr Davies is entitled to a further bonus of up to 50 per cent. of his basic salary subject to the achievement of specified performance conditions as determined by the remuneration committee in its absolute discretion.

In the event that at any time prior to 31 December 2005 one or more persons acting alone or in concert acquire more than 50 per cent. of Highbury or the whole or substantially the whole of the business and assets of the Highbury Group are acquired by a third party and within three months thereafter Highbury should terminate the employment of Mr Davies, Mr Davies shall be paid a bonus of up to £100,000 in lieu of any bonus payable on the basis described above if the remuneration committee in its absolute discretion determines that significant progress shall have been made up to such date in achieving such performance conditions.

Under the terms of his service agreement, Owen Davies is bound by restrictive covenants prohibiting solicitation of clients, employees and suppliers for a period of 12 months and prohibiting engagement in competitive activities for a period of six months from the termination date (the later of his employment terminating and him ceasing to be a director of Highbury).

(b) Under the terms of a compromise agreement entered into with Future and Highbury on 10 March 2005, Owen Davies agreed that his service agreement (referred to in paragraph (a) above) will terminate 30 days from the date the Offer becomes or is declared unconditional in all respects unless extended for up to a further 30 days. Owen Davies will provide assistance to Future in relation to the integration of the business of the Highbury Group into the business of the Future Group on a full-time basis for a period of 30 days from the date on which the Offer becomes or is declared unconditional in all respects (which may be extended for up to 30 days) (the "Termination Date"), and on an ad hoc basis for four months thereafter. Owen Davies will resign as a director of Highbury on the Termination Date. Under the compromise agreement, Highbury undertakes to pay Owen Davies his basic salary entitlement and to provide his contractual benefits during the period in which he provides assistance on a full time basis. Within 30 days of the Offer becoming unconditional in all respects Owen Davies will be paid the bonus of £100,000 due under his service agreement. In addition within 10 working days of the Termination Date, Highbury (or Future on its behalf) will pay to Mr Davies sums due to him pursuant to clause 15.3 of his service agreement in respect of his basic salary, car allowance and pension contribution amounting to £173,000 gross and other benefits to which he is entitled.

8.4 Highbury also has service agreements and letters of appointment with the following executive directors and non-executive directors.

8.4.1 David Nizol

(a) Highbury has a service agreement with David Nizol dated 30 May 2002 appointing David Nizol with effect from 3 April 2000 as Group Publishing Director on a salary of £132,800 per annum, reviewable annually with effect from 1 January of each year, with an annual profit-related bonus to be calculated on such basis as the board of directors of Highbury shall decide from time to time. No such bonus was paid to him in respect of the financial year to 31 December 2004. David Nizol is paid a car allowance of £9,000 per annum. David Nizol is also entitled to participate in a private health insurance scheme. Highbury contributes an amount equal to 31.25 per cent. of Mr Nizol's basic annual salary to an Inland Revenue approved personal pension plan of his choice. David Nizol is entitled to life insurance of four times his basic salary and permanent health insurance.

Under the terms of his service agreement, David Nizol is bound by restrictive covenants prohibiting solicitation of customers, employees and suppliers for a period of 12 months and prohibiting engagement in competitive activities in the UK, South Africa or the USA for a period of six months from the termination date (the later of his employment terminating and him ceasing to be a director of Highbury).

David Nizol is entitled to a notice period of 12 months but Highbury may in its discretion terminate the agreement with immediate effect by paying David Nizol an amount equal to his basic salary entitlement for the then unexpired period of notice together with such further amount as is equal to the fair value of any other benefits (excluding any bonus) to which he is contractually entitled, during such unexpired period of notice.

(b) David Nizol signed a conditional letter of resignation dated 10 March 2005 resigning his post as a director of Highbury but retaining his other directorships, such resignation to take effect from the date of the meeting of the directors of Highbury following the date on which the Offer becomes or is declared unconditional in all respects.

8.4.2 Anthony Salter

(a) Highbury has a service agreement with Anthony Salter dated 19 March 2003 under which Anthony Salter was appointed as Managing Director, Group Business Publishing with effect from 29 May 2002, such appointment to continue until terminated by either party or not less than 12 months' notice. Mr Salter's previous employment with Nexus Media Limited (now Highbury Nexus Media Limited) and/or its subsidiary companies was treated as part of his continuous period of employment which began on 1 September 1993. Anthony Salter is paid a salary of £122,500 per annum, reviewable annually with effect from 1 January each year. Anthony Salter is also entitled to a bonus of 25 per cent. of his basic annual salary as at 31 December of each year if the Highbury Group achieves its budgeted annual net trading profit with an additional 1 per cent. for each 1 per cent. by which the Highbury Group's net trading profits exceed the budgeted annual profit, subject to a maximum bonus of 50 per cent. of his basic annual salary. No such bonus was paid in respect of the financial year ended 31 December 2004 and the payment of any bonus in respect of any subsequent period is subject to paragraph 8.4.2 (b) below. Anthony Salter is also entitled to the use of a fully expensed motor car and Highbury maintains its current contributions to the Nexus Group Pension Scheme for the benefit of Mr Salter of a sum equivalent to 15 per cent. of his basic annual salary. The service agreement also provides for the provision by Highbury of private health insurance cover under the Nexus Group Life Cover Scheme, the Nexus Group Permanent Health Insurance Scheme and the Nexus Group Death in Service Scheme.

After notice of termination has been given by either party, Highbury may in its absolute discretion terminate the agreement with immediate effect by paying to Anthony Salter an amount equal to his basic salary entitlement for the then unexpired period of notice together with such further amounts as are equal to the fair value of any other benefits (excluding bonus) to which Anthony Salter is contractually entitled during such unexpired period of notice.

Under the terms of this service agreement, Anthony Salter is bound by restrictive covenants prohibiting solicitation of customers, employees and suppliers for a period of 12 months and prohibiting engagement in competitive activities in the UK and such other territories in which Highbury or its group companies carry on business for a period of six months from the termination date (the later of his employment terminating and him ceasing to be a director of Highbury).

(b) A letter from Highbury dated 4 February 2005 provides that, conditional upon completion of the BCom disposed and notwithstanding Anthony Salter's cessation of his employment with Highbury and/or his subsequent employment by one of the BCom Companies, Anthony Salter will resign as a director of Highbury and Highbury will pay Anthony Salter a bonus of £30,000 net of tax. Anthony Salter has signed a conditional letter of resignation, resigning as a director of Highbury, but retaining his other Highbury Group directorships, such resignation to take place as soon as possible after the Offer becomes or is declared unconditional in all respects. In the event that the BCom disposal does not complete or completes but Anthony Salter is not engaged or employed by the BCom business, Anthony Salter will remain an employee of Highbury.

8.4.3 Simon Neathercoat

(a) Highbury has a service agreement dated 21 January 2003 with Simon Neathercoat appointing him as a non-executive director with effect from 1 January 2003, varied with effect from 1 August 2004 by a letter dated 21 October 2004. The agreement operates on an annual fixed-term contractual basis, terminating on 31 July 2005 but automatically renewable for annual periods until termination by either party on one month's prior written notice before the end of any such fixed term. Simon Neathercoat is not required to spend more than eight working days a month providing consultancy services, for which he is entitled to a fee of £75,000 for the annual period terminating on 31 July 2005 and £50,000 thereafter. Under the terms of the agreement, Simon Neathercoat is bound by restrictive covenants prohibiting solicitation of customers, employees and suppliers for a period of 12 months and prohibiting engagement in competitive activities in the UK for a period of six months from the termination date (the date on which his appointment terminates). The agreement provides that Simon Neathercoat shall not be held to have the status of an employee and shall indemnify Highbury in respect of all income tax and national insurance liabilities.

(b) It is proposed that Simon Neathercoat will resign as a director as soon as possible after the Offer becomes or is declared unconditional in all respects. Highbury (or Future on its behalf) will pay Simon Neathercoat his fee for his notice period.

8.4.4 Anthony Herron

(a) Anthony Herron's appointment is recorded by letters exchanged between him and Highbury. He receives a fee of £45,000 per annum with effect from 1 January 2003 and the term of his appointment is successive annual fixed terms expiring on 30 September each year and automatically renewed unless terminated by either party before the end of any such fixed term.

(b) It is proposed that Anthony Herron will resign as a director as soon as possible after the Offer becomes or is declared unconditional in all respects. Highbury (or Future on its behalf) will pay Anthony Herron his fee for his notice period.

8.4.5 David Sebire

(a) Under an agreement dated 23 December 1996 made between Highbury and Ultra Securities (Holdings) Limited, Ultra Securities (Holdings) Limited provides the services of David Sebire for an annual fee of £35,000. This agreement is terminable on three months' notice by either party.

(b) It is proposed that David Sebire will resign as a director as soon as possible after the Offer becomes or is declared unconditional in all respects. Highbury (or Future on its behalf) will pay Ultra Securities (Holdings) Limited its fee for its notice period.

Save as disclosed above, there are no existing or proposed service contracts between any Highbury Director and any member of the Highbury Group and except as set out above no such contract has been entered into or amended within the six months preceding the date of this document.

8.5 For the financial period ended 30 September 2004, the aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) granted to the Future Directors by the Future Group was £582,000. It is estimated that for the financial year ending 30 September 2005, under arrangements in force at the date of this document, the remuneration of the Future Directors will be approximately £945,000, excluding performance-related bonuses in respect of the financial year ended 30 September 2005.

There will be no variation to any of the Future Directors' remuneration as a result of the Offer.

8.6 There are no outstanding loans or guarantees granted or provided by any member of the Future Group to, or for the benefit of, any of the Future Directors.

9. **Principal Subsidiary and Associated Undertakings**

Future is the holding company of the Future Group. Future subsidiary undertakings and associated undertakings are as follows:

Name and country of incorporation	Registered office	Class of share capital (issued and fully paid, unless otherwise stated)	Proportion of capital held (per cent.)	Nature of business
Future Publishing Limited (United Kingdom)	30 Monmouth Street, Bath BA1 2BW	2,521,050 ordinary shares of 10p each	100	Magazine publishing
Future France S.A.S. (France)	101-109, rue Jean Jaurès, 92300 Levallois-Perret, France	261,992 shares of euro 15.25 each	100	Magazine publishing
Future Media Italy S.p.A. (Italy)	Via Asiago 45, 20128 Milano, Italy	29,412,800 ordinary shares of euro 0.51 each	100	Magazine publishing
Future Network USA, Inc. (US)	150 North Hill Drive, Brisbane, California 95400, USA	100 shares of common stock of no par value	100	Magazine publishing
Beach Magazines & Publishing Limited (United Kingdom)	30 Monmouth Street, Bath BA1 2BW	37,142 ordinary shares of £1 each	100	Magazine publishing
A&S Publishing Company Limited	30 Monmouth Street, Bath BA1 2BW	302,000 ordinary shares of £1 each	100	Magazine publishing

10. Principal Establishments

The following are the principal investments of the Future Group:

Owner/Current tenant	Country	Property	Tenure	If leasehold, rent per annum	If leasehold, date of expiry	Approximate floor area (square feet)
Future Publishing Limited	United Kingdom	30 Monmouth Street, Bath BA1 2BW	Freehold	N/A	N/A	8,500
	United Kingdom	Quay House The Ambury Bath BA1 1UA	Leasehold	£786,000	19 September 2007	40,000
	United Kingdom	95-99 Baker Street London W1U 6FP	Leasehold	£415,000	23 June 2012	12,400
Future Network USA, Inc.	United States	150 North Hill Drive Suite 40, Brisbane California CA 94005 United States	Leasehold	US$1,791,682	20 February 2006	47,102
Future Media Italy S.p.A.	Italy	Via Asiago 45, 20128 Milano, Italy	Leasehold	euro 355,000	March 2010	43,105
Future France S.A.S.	France	101-109, rue Jean Jaurès, 92300 Levallois-Perret, France	Leasehold	euro 764,365.56	30 April 2007	24,133

11. Material contracts

11.1 The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by a member of the Future Group within the two years immediately preceding the date of this document and are, or may be, material to the Future Group or are contracts, not being contracts entered into in the ordinary course of business, which have been entered into at any time by a member of the Future Group and contain a provision under which a member of the Future Group has an obligation or entitlement which is, or may be, material to the Future Group as at the date of this document:

(a) On 27 September 2001, Future entered into a restated and amended long-term £35 million facility (the "BNP Facility") maturing in 2006 with its principal bankers, BNP Paribas. The BNP Facility allows for drawings in sterling, euro and US dollars at interest margins of up to 2.75 per cent. over LIBOR and EURIBOR. Currently, the sum of US$7.0 million is outstanding under the BNP Facility. It is intended that the amount due under the BNP Facility will be repaid and the BNP Facility terminated when drawdown of the Credit Facility (referred to in paragraph 11.1(c) of this Part VI below) occurs.

(b) On 3 September 2003, Future Network USA, Inc., a subsidiary of Future, entered into an asset purchase agreement with Harris Publications, Inc. for the acquisition of the guitar magazine business of Harris Publications, Inc., including *Guitar World*, *Guitar World Acoustic*, *Guitar World Bass Guitar* and *Guitar Legends*, as well as related websites, including trademarks and copyrights for US$16,250,000 paid in cash at completion, as well as the assumption of subscription and certain other liabilities. The agreement contains certain customary warranties and indemnities given by Harris Publications, Inc. which will expire on the fourth anniversary of completion of the transaction, except in relation to certain matters (principally tax matters) where the applicable statute of limitations will apply.

(c) On 13 February 2005, Future, Future Network USA, Inc. and Future Publishing Limited (each as an original borrower and original guarantor) entered into a £120 million term loan and revolving credit facility agreement (the "Credit Facility") with Barclays Capital (as arranger) and Barclays Bank PLC (as original lender, facility agent and issuing bank). The term loan facility, amounting to £100,000,000, may be used for, amongst other purposes, the acquisition of the Highbury Shares, payment of the cash consideration payable with respect to Highbury Shares under sections 428-430F of the Act, financing or refinancing the costs, fees and expenses incurred by or on behalf of the Future Group in connection with the Offer and the refinancing of existing financial indebtedness of the Future Group and the Highbury Group. The revolving credit facility, amounting to £20,000,000, may be used for the general corporate purposes of the Future Group.

The agreement contains representations and warranties and undertakings in favour of the lenders, including certain financial covenants, events of default and conditions precedent which are customary for an agreement of this nature.

Interest on these facilities is calculated at a margin above LIBOR plus Mandatory Costs. Mandatory Costs are the costs payable by the borrowers to compensate the lenders for the cost of compliance with regulatory requirements. As at the date of the agreement, the margin was one per cent. per annum; and the margin is adjustable after 30 September 2005 dependent on the ratio of Future's consolidated total net borrowings to Future's consolidated earnings before interest, tax, depreciation and amortisation ("EBITDA").

The term loan facility is repayable in equal instalments of £3,750,000 every six months, the first instalment being payable 18 months after the date of the agreement, the balance to be paid 60 months after the date of the agreement. The revolving credit facility is to be repaid in full 60 months after the date of the agreement.

Under the terms of the Credit Facility, Future is required to ensure that the aggregate EBITDA and the aggregate turnover of guarantors of the Credit Facility is not at any time less than 75 per cent. of the consolidated EBITDA and consolidated turnover of Future and its subsidiaries at that time. This will mean that certain members of the Highbury Group will have to become guarantors of the Credit Facility within 90 days after they have become subsidiaries of Future.

11.2 The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by a member of the Highbury Group within the two years immediately preceding the date of this document and are, or may be, material to the Highbury Group or are contracts, not being contracts entered into in the ordinary course of business, which have been entered into at any time by a member of the Highbury Group and contain a provision under which a member of the Highbury Group has an obligation or entitlement which is, or may be, material to the Highbury Group as at the date of this document:

(a) On 2 February 2005, Highbury Direct Publishing Limited and Golden Standard Limited (the "Sellers") entered into a sale and purchase agreement with Accolade Publishing Limited ("Buyer") whereby the Buyer purchased the business and assets relating to the newsletter division of the Highbury Group for the consideration of £1. Pursuant to the agreement, the Sellers retained the subscription income received from subscribers prior to the date of the agreement and the Buyer assumed the liability to fulfill existing subscriptions. The agreement contains certain warranties, covenants and indemnities given by the Sellers that are usual for an agreement of this nature. The Sellers' liability under the agreement will expire on 1 February 2006 (being the expiry of 12 months from the date of the agreement) and their liability under the agreement with respect to warranty claims is capped at £327,805.42.

In connection with the agreement, Highbury entered into a deed of warranty with the Buyer pursuant to which Highbury warranted that the Sellers owned the titles of the newsletters sold to the Buyer. The warranty given by Highbury is subject to the same limitations as set out in the agreement.

(b) Pursuant to an offer dated 14 July 2003 ("Highbury Offer"), Highbury acquired all of the issued share capital of Paragon Publishing Holdings Limited ("Paragon") for an aggregate consideration of £32.0 million less the amount of Paragon's indebtedness at the date the Highbury Offer was declared unconditional in all respects of £10.3 million and subject to a net asset adjustment which, following agreement of the completion accounts, was determined to be £141,077.

The Highbury Offer was declared unconditional in all respects on 14 July 2003 and the consideration was satisfied as follows: (i) as to £32 million by payment in cash; (ii) as to £0.6 million by the issue of Highbury Shares; and (iii) as to £0.6 million by the issue of £0.6 million of the Loan Notes referred to in paragraph 11.2(d) of this Part VI below.

(c) In connection with the Highbury Offer, as defined and further described in paragraph 11.2(b) of this Part VI above, on 11 July 2003, Highbury entered into a deed with the Management Vendors (as defined therein), 3i, 3i NPM Smaller MBO Plan and 3i Smaller MBO Plan, whereby the Management Vendors gave certain commercial and tax warranties regarding the business and affairs (including tax) of Paragon and its subsidiaries (the "Paragon Group") to Highbury and in addition the Management Vendors gave Highbury a tax covenant. The 3i entities, listed above, gave Highbury warranties as to title to their shares held in Paragon and their capacity to sell such shares. The deed provides that all claims under the warranties must be brought within a period of two years after completion of the Highbury Offer save for warranties relating to tax which can be brought within a period of seven years after completion. The deed further provides that claims under the tax covenant can be brought within a period of seven years after completion. Pursuant to the deed, the maximum liability of the Management Vendors under the warranties and tax covenant is limited to specified percentages for each manager. The deed provides that no claims may be made under the warranties for amounts of less than £10,000 ("Individual Claim Threshold") and that the Management Vendors are not liable for any claim under the warranties unless the aggregate amount of that claim, when aggregated with all other claims which exceed the Individual Claim Threshold, exceeds £100,000 (in which case the Management Vendors will be liable for the whole amount and not simply the excess). Claims under the warranties are subject to various other limitations which are usual for a warranty deed of this type. To date no claims have been made under the warranties or the tax covenant.

Pursuant to the deed, Mark Simpson, one of the Management Vendors, gave non-competition and non-solicitation covenants for a period of two years after completion of the Highbury Offer.

(d) In connection with the acquisition of Paragon referred to in paragraph 11.2(b) of this Part VI above, pursuant to a loan note instrument dated 31 July 2003, Highbury created £1.6 million unsecured loan notes ("Loan Notes") guaranteed (as to the payment of principal only) by Barclays Bank PLC ("Guarantor") under a separate deed poll ("Guarantee"). £1.6 million Loan Notes were issued pursuant to this instrument. The instrument does not contain any restrictions on borrowing or charging of assets by Highbury and the Loan Notes are transferable in whole or part (subject to a minimum amount in nominal value of £5,000 or such lower amount as Highbury may agree). Interest is payable on the Loan Notes by Highbury on the principal amount of Loan Notes which are outstanding, at the rate of LIBOR less 1 per cent. per annum (gross) and such interest is payable (less any tax required to be deducted or withheld) quarterly in arrears on 31 March, 30 June, 30 September and 31 December in each year (or if any such date is not a business day in London, on the next business day thereafter) ("Interest Payment Dates") in respect of the period starting on the previous Interest Payment Date and ending on the day before the next Interest Payment Date until the Loan Notes are redeemed in full.

Pursuant to the instrument, a Loan Note holder is entitled to require Highbury to repay the whole or any part (in integral multiples of £1 subject to a minimum of £5,000 or such lower amount as Highbury may agree) of the outstanding balance of his Loan Note holding, together with any accrued interest (subject to any legal requirement to deduct any tax therefrom) on any Interest Payment Date (or such other date as Highbury may agree) falling not less than six months and one day after the date of issue of the relevant Loan Notes by giving (unless Highbury agrees otherwise) not less than 30 days' prior notice in writing to Highbury. At any time Highbury has the right, on giving the remaining Loan Notes holders at least 30 days' notice in writing expiring on any subsequent Interest Payment Date falling not less than six months and one day after the date of issue of the latest of the outstanding Loan Notes to be issued, to redeem all (but not some only), of the Loan Notes at par, together with any accrued interest (subject to any legal requirement to deduct any tax therefrom). Any Loan Notes not previously redeemed or purchased will be redeemed at par (together with accrued interest) on 30 June 2006. All Loan Notes repaid, redeemed or purchased by Highbury will be cancelled and not available for re-issue. As at 9 March 2005 (being the latest practicable date prior to publication of this document), only £19,000 of the Loan Notes had not been redeemed.

(e) On 20 March 2003, Highbury issued an offer document to acquire all of the issued and to be issued A ordinary shares in Cabal Communications Limited ("Cabal") ("Cabal A Shares") and B ordinary shares in Cabal ("Cabal B Shares") for the aggregate consideration of up to £10.0 million (comprising of £8.0 million of initial consideration and up to £2.0 million of additional consideration). Pursuant to the terms of that offer (the "Cabal Offer"), the consideration payable for each Cabal A Share and Cabal B Share (together, a "Cabal Share") held was (i) initial consideration of 7.5764 Highbury Shares and £4.4097 in cash; and/or (ii) at the election of the Cabal shareholders the guaranteed Highbury Loan Notes referred to in paragraph 11.2(g) of this Part VI below; and (iii) additional consideration (if any) of up to approximately £1.3297 per Cabal Share. Following the Cabal shareholders' acceptances (i) the initial consideration was satisfied by the issue of 11.4 million Highbury Shares, the payment of £3.5 million and the issue of £2.5 million Loan Notes and (ii) the additional consideration was determined to be £2.0 million and was satisfied by the payment in cash of £0.8 million, the issue of 2.2 million Highbury Shares and the issue of £0.5 million Loan Notes referred to in paragraph 11.2(g) of this Part VI below.

In determining the additional consideration payable, the offer document provided that the additional consideration of up to £2.0 million was subject to a reduction (i) of £10 for every £1 by which the audited profits before taxation of Cabal for the twelve month period ending 30 June 2003 were less than £1,160,000; (ii) on a £1 for £1 basis if the net liabilities of Cabal and its subsidiary undertakings (the "Cabal Group") exceeded the net assets of the Cabal Group as at 30 June 2003 ("Net Asset Deficit") by more than £30,000 (having taken into account all costs relating to the acquisition of Cabal payable by Cabal (other than the sum of £275,000)); and (iii) an amount equal to any amounts (other than in respect of dilapidations) payable by Cabal under the lease of the property occupied by it until termination of the lease or incurred in connection with its termination.

(f) On 20 March 2003, Highbury entered into a warranty deed with Sally O'Sullivan, Steven Hunter and CASS Properties (UK) Limited ("Warrantors") pursuant to which, *inter alia*, the Warrantors gave certain commercial and tax warranties regarding the business and affairs, including tax, of Cabal subject, *inter alia*, to a maximum liability equal to the consideration received by them pursuant to the Cabal Offer (as described in paragraph 11.2(e) of this Part VI above). The Warrantors also gave Highbury a tax covenant in relation to Cabal. The warranty deed provides that the Warrantors are not liable for any claim under the warranties (other than those relating to tax) unless details of the claim are given to the Warrantors on or before the second anniversary of completion of the Global Offer (as defined therein) (other than in cases of fraud) and the Warrantors are not liable in respect of any claim under the tax warranties and the tax covenant unless details of the claim have been notified to the Warrantors within seven years of completion of the Cabal Offer (other than in cases of fraud).

Pursuant to the warranty deed the individual liability of each of the Warrantors in respect of each claim under the warranties and tax covenant is, until the aggregate liability of all the Warrantors in respect of all such claims exceeds £500,000, limited to the proportion which such Warrantor holds of the total number of shares held by all the Warrantors. Thereafter, his individual liability in respect of each such claim is limited to the proportion of the total number of Cabal Shares which he holds. CASS (UK) Properties Limited has agreed to settle the liability of Sally O'Sullivan under, *inter alia*, the warranties and tax covenant in the event that Sally O'Sullivan fails to do so.

Pursuant to the warranty deed, Sally O'Sullivan and Steven Hunter are subject to certain restrictive covenants regarding the use of the name or names identical or similar to Cabal following completion of the Cabal Offer and the Warrantors (other than CASS Properties (UK) Limited) are subject to certain non-competition and non-solicitation restrictions and confidentiality covenants.

(g) Pursuant to an unsecured loan note instrument dated 9 April 2003, Highbury created unsecured loan notes ("Loan Notes"), guaranteed severally (as to the payment of principal only) by Barclays Bank PLC and The Royal Bank of Scotland plc under a separate deed poll (the "Guarantee"), to be issued as alternative consideration to the shareholders of Cabal. £3.0 million Loan Notes were issued pursuant to this instrument. The Loan Note instrument does not contain any restrictions on borrowing or charging of assets by Highbury and they are transferable in whole or part (subject to a minimum amount in nominal value of £5,000 or such lower amount as Highbury may agree). Interest on the Loan Notes is payable by Highbury on the principal amount of Loan Notes which are outstanding, at the rate of LIBOR less 0.25 per cent. per annum (gross) and is payable (less any tax to be deducted or withheld) quarterly in arrears on 31 March, 30 June, 30 September and 31 December in each year (or if any such date is not a business day in London, on the next business day thereafter, ("Interest Payment Dates") in respect of the period starting on the previous Interest Payment Date and ending on the day before the next Interest Payment Date until the Loan Notes are redeemed in full. The first payment of interest on the Loan Notes is payable on the First Interest Payment Date (as defined therein) in respect of the period commencing on the date on which the Loan Notes are issued and ending on the day before the first Interest Payment Date following the date of such issue.

Pursuant to the Loan Note instrument, a holder is entitled to require Highbury to repay the whole or any part (in integral multiples of £1.00 subject to a minimum of £5,000 or such lower amount as Highbury may agree) of the outstanding balance of his holding of Loan Notes together with any accrued interest (subject to any legal requirement to deduct any tax therefrom) on any Interest Payment Date (or such other date as Highbury may agree) falling not less than six months and one day after the date of issue of the relevant Loan Notes by giving (unless Highbury agrees otherwise) not less than 30 days' prior notice in writing to Highbury. At any time Highbury has the right on giving the remaining Loan Notes holders at least 30 days' notice in writing expiring on any subsequent Interest Payment Date falling not less than six months after the date of issue of the latest of the outstanding Loan Notes to be issued, to redeem all (but not some only) of the Loan Notes at par, together with any accrued interest (subject to any legal requirement to deduct any tax therefrom). Any Loan Notes not previously redeemed or purchased will be redeemed at par (together with accrued interest) on 30 June 2006. All Loan Notes repaid, redeemed or purchased or redeemed by the Company shall be cancelled and shall not be available for re-issue.

(h) On 8 February 2005, Highbury entered into a conditional sale and purchase agreement with Ergo Science Corporation ("Ergo") whereby Highbury agreed to dispose of BCom for gross proceeds of £12,500,000 less the estimated working capital adjustment of £1,000,000 and estimated expenses of £1,000,000 ("Disposal"). Of the total consideration payable at completion, save to the extent that any warranty or indemnity claim is made by Ergo, approximately £10,750,000 will be paid to Highbury and £750,000 will be paid into a retention account to be released to Highbury six months after completion to the extent no claims have been made under the agreement.

The agreement is conditional, on the passing by Highbury Shareholders, at a general meeting of Highbury, of an ordinary resolution to approve the Disposal on the terms of the agreement ("Condition"). The agreement provides that if the Condition has not been fulfilled or waived by midnight on 1 May 2005 or if completion has not occurred by midnight on 31 August 2005 (or in either case such later date as may be agreed in writing between the parties), either Highbury or Ergo may terminate the agreement by notice in writing to the other. Additionally, Ergo may terminate the agreement by notice in writing to Highbury if (i) any matter occurs prior to the date of completion which would have given Ergo the right to make a warranty claim where the aggregate amount of damages which Ergo could reasonably expect to recover would exceed £2,500,000; or (ii) the unaudited aggregated earnings before interest, taxation and amortisation ("EBITA") of BCom, derived from the audited financial statements of the entities that principally comprise BCom for the year ended 31 December 2004, excluding any balance sheet adjustments and/or any non-recurring items, are in excess of £500,000 less than the EBITA derived from the internal management accounts of BCom for such period.

The agreement contains the usual warranties (certain of which will be repeated at completion) and indemnities (including a tax covenant) given by Highbury to Ergo in respect of the BCom Companies. Highbury's liability under the warranties and the tax covenant is limited to the aggregate of the Final Consideration (as defined in the agreement) and the Intercompany Balance (as defined in the agreement) and no claim may be made after the seventh anniversary of completion in relation to claims under the tax warranties or the tax covenant, and unless legal proceedings are served in respect of any such claim, within nine months of Highbury being notified of any such claims by Ergo. In the case of certain specified warranties (other than tax) no claim may be made under the warranties after eighteen months following completion, and unless legal proceedings are served in respect of any such claim, within nine months of Highbury being notified of any such claims by Ergo. The agreement provides that (i) no claims may be made in respect of individual warranty claims of less than £10,000; and (ii) Ergo may not bring any warranty claims unless Highbury's liability exceeds £250,000 in which case Ergo may claim the whole amount and not just the excess (excluding all claims for which Highbury has no liability by reason of falling below the threshold referred to in (i) above).

Highbury has given the usual non-compete and non-solicitation restrictive covenants, on behalf of itself and the members of the Highbury Group, excluding the BCom Companies.

The agreement contains various provisions regarding the conduct of business of the BCom Companies between the date of the agreement and completion to ensure that BCom Companies is carried on in the ordinary course.

During the period between the date of such agreement and completion, this agreement provides for the implementation of various arrangements principally aimed to ensure that the BCom Companies are able to operate on a standalone basis on completion. Such arrangements include Highbury acquiring various software licences and hardware and to make available its finance director and other personnel for specified periods of time. In particular, it has been agreed that Highbury will assist Ergo in preparing US GAAP accounts in respect of the BCom Companies which is a requirement which Ergo must comply with and Highbury has agreed to bear 12 per cent. of Ergo's costs in this regard subject to a maximum of £50,000.

(i) By a put and call agreement signed by Highbury on 28 July 2003 and signed by Kevin Ferguson on 22 April 2003 ("Ferguson Put and Call Agreement"), Highbury granted put options to Kevin Ferguson entitling him to require Highbury to purchase (a) his holding of 29 A Preference Shares of one Rand each in Monarch Communications (Proprietary) Limited ("MCPL"), such option to be exercisable during the period of 1 July 2003 to 31 August 2003 ("First Put Option") and (b) his holding of 29 B Preference Shares of one Rand each in MCPL, such option to be exercisable during the period of 1 July 2005 to 31 August 2005 ("Second Put Option"). The price per A Preference Share payable on exercise of the First Put Option was equal to seven times the pre-tax profits of MCPL for the financial year ended 31 December 2002 divided by the total number of issued shares in MCPL. The First Put Option was exercised by Mr Ferguson on 1 July 2003 for the sum of 1,367,986 South African Rand.

The price per B Preference Share payable on exercise of the Second Put Option will be equal to seven times the pre-tax profits of MCPL for the financial year ended 31 December 2004 divided by the total number of issued shares in MCPL. The maximum purchase price payable by Highbury on exercise of each of the First Put Option and the Second Put Option is not allowed to exceed in either case the Rand equivalent (at the exchange rate on the date of payment) of £135,000 or such other amount as may be prescribed by the London Stock Exchange. The consideration is payable in cash but Highbury is entitled to elect to settle the purchase price by the issue of Highbury Shares.

In addition, Mr Ferguson granted Highbury the right to call upon Mr Ferguson at any time between 1 September 2003 and 31 August 2005 to acquire all the A Preference Shares of Mr Ferguson on the same terms as the First Put Option ("First Call Option"). The First Call Option lapsed as a result of Mr Ferguson exercising his First Put Option. If Mr Ferguson does not exercise the Second Put Option, Highbury has an option ("Second Call Option") exercisable between 1 September 2005 and 31 August 2007 to acquire all the B Preference Shares of Mr Ferguson on the same terms as the Second Put Option.

The agreement contains specific provisions regarding an initial public offering or a sale by Highbury of a controlling interest in MCPL and for the acquisition of the B Preference Shares if Mr Ferguson's employment with MCPL is terminated in certain circumstances on or before 1 July 2005, in which case the price payable by Highbury to Mr Ferguson shall be the par value plus any premium or dividend arrears.

(j) By a put and call agreement signed by Highbury on 28 July 2003 and signed by Tony Walker on 22 April 2003 ("Walker Put and Call Agreement"), Highbury granted a put option to Tony Walker entitling him to require Highbury to purchase (a) his holding of 14 A Preference Shares of one Rand each in MCPL, such option to be exercisable during the period of 1 July 2003 to 31 August 2003 ("Walker First Put Option") and (b) his holding of 15 B Preference Shares of one Rand each in MCPL, such option to be exercisable during the period of 1 July 2005 to 31 August 2005 ("Walker Second Put Option"). The Walker First Put Option was exercised by Mr Walker on 1 July 2003 and he sold his A Preference Shares to Highbury for the sum of 661,489 South African Rand. Mr Walker granted to Highbury call options over his A Preference Shares and B Preference Shares. The price payable and the terms and conditions of each of the Walker Put and Call Options are identical to those contained in the Ferguson Put and Call Agreement as set out in paragraph (i) above.

(k) By a compromise agreement dated 11 August 2004, Highbury reached agreement with I D Fletcher in respect of Mr. Fletcher's resignation as Executive Chairman of Highbury on 31 July 2004 and the termination of his employment with Highbury on 28 February 2005 up to which date Mr. Fletcher has been paid his salary and other benefits to which he was entitled in full. No further payments were made to Mr. Fletcher under this agreement. Under the agreement, Mr. Fletcher waived all further claims that he may have had against Highbury.

(l) By a compromise agreement dated 7 January 2005, Highbury reached agreement with P A Torino in respect of Mr. Torino's resignation as a director of Highbury on 30 September 2004 and the termination of his employment with Highbury on 31 December 2004. In addition to payment of his salary and other benefits to which he was due up to this date, Mr. Torino was paid £35,056 in lieu of the balance of his notice period entitlement together with an *ex gratia* payment of £58,427. Under the agreement, Mr. Torino waived all further claims that he may have had against Highbury.

(m) Pursuant to a sale and purchase agreement entered into between Chepstow Holdings Limited ("Chepstow"), Archant Holdings Limited ("Archant"), Highbury (as guarantor) and Highbury Local, on 8 March 2004, Highbury agreed to sell the entire issued share capital of Highbury Local for a total consideration of £6,070,000 in cash at completion subject to an adjustment of up to £360,000 in respect of certain working capital adjustments. Chepstow has given warranties and indemnities and has the benefit of limitations usual for this type of transaction in respect of certain matters in Highbury Local. Highbury has guaranteed the obligations of Chepstow.

(n) On 28 January 2005, Highbury entered into a sale and purchase agreement with Circle Thirty Three Housing Trust Limited ("Circle Thirty Three") whereby Highbury agreed to sell The Publishing House, 1 and 3 Highbury Station Road, London N1 to Circle Thirty Three for £2,100,000. The agreement requires Highbury to complete certain drainage works prior to completion of the transfer of the property to Circle Thirty Three. The drainage works were completed on 11 February 2005. Completion of the transfer occurred on 18 February 2005.

(o) On 19 September 2001, Highbury Business Communications Limited ("HBC") and Highbury (as guarantor) entered into a sale and purchase agreement with DMG World Media (UK) Limited ("DMG") whereby HBC purchased from DMG its business of publishing various titles and market reports relating to the power industry and related assets ("Titles"). The consideration pursuant to the agreement is to be paid on an annual basis and calculated by taking 10 per cent. of the total revenues relating to the Titles less (i) VAT; (ii) all advertising agents' commissions and any sales agent's commissions up to a maximum aggregate amount of £20,000 per financial year; and (iii) any subscription commissions in the period 1 September 2001 to 31 December 2001 ("Initial Period") and each of the calendar years during the period 1 January 2002 to 31 December 2005 ("Consideration Years"). The agreement provides that following the end of the Initial Period and each Consideration Year, the amount of consideration payable is ascertained and agreed and any consideration due is payable on the 1 March following. As at the date of this document approximately £246,400 consideration has been paid.

The agreement contains the usual warranties, covenants and indemnities given by DMG for an agreement of this nature, and no claims were brought prior to the final date for doing so. Pursuant to the agreement HBC has undertaken to DMG that it will not do certain things which might jeopardise any future consideration becoming payable. The usual non-competition, non-solicitation, and confidentiality covenants were given by DMC and which expired on 19 September 2003.

Pursuant to the agreement with Ergo as further described in paragraph 11.2(h) of this Part VI above, Highbury has agreed to indemnify Ergo in respect of any further payments of consideration due under the agreement with DMG.

(p) Pursuant to a share sale and purchase agreement dated 7 May 1999 between (1) Elizabeth Reddy and Olivia Reddy ("Vendors") and (2) Highbury, Highbury acquired the whole of the issued share capital of Reddy Management Limited (now Highbury Business Limited) save for 10 C ordinary shares of £1 each in the share capital of Reddy Management Limited ("C Shares"). The C Shares were the subject of a put and call option between the Vendors and Highbury which was not exercised and lapsed. On 11 November 2003, Elizabeth Reddy and Olivia Reddy agreed to transfer 8 C ordinary shares and 2 C ordinary shares respectively to Highbury for a consideration of £1 for each transfer.

(q) On 10 May 2004, Highbury agreed to purchase 150 B ordinary shares of £1 each and 50 B ordinary shares of £1 each in Highbury Business Communications Limited ("HBC") (together the "B Shares") from Roy Greenslade and Anthony Greville for a consideration of £225,000 and £75,000 respectively (the "Agreement"). Following the acquisition of the B Shares, Highbury became the sole member of HBC. The B Shares had been the subject of a put and call option agreement dated 2 May 2001 between (1) Highbury and (2) Roy Greenslade and Anthony Greville, as subsequently varied by a deed of variation dated 26 September 2001 ("Option Agreement"). Pursuant to the terms of the Agreement, Roy Greenslade and Anthony Greville agreed to waive any claims against Highbury or the Highbury Group in relation to the shareholding of Roy Greenslade and Anthony Greville under the terms of the Option Agreement and the articles of association of HBC.

(r) The inducement fee agreement as described in paragraph 14 of Part I of this document.

(s) Pursuant to a £73,000,000 credit agreement dated 26 June 2000 (as amended and restated on 20 March 2003, 11 July 2003, 19 March 2004 and 28 February 2005 and amended and supplemented by a letter dated 10 March 2005) (the "Credit Agreement") between (1) Highbury, (2) various subsidiaries of Highbury as borrowers, (3) various subsidiaries of Highbury as guarantors, (4) Barclays Bank PLC, The Royal Bank of Scotland plc and Allied Irish Banks, p.l.c. as arrangers, (5) Barclays Bank PLC as issuing bank, (6) Barclays Bank PLC, The Royal Bank of Scotland plc and Allied Irish Banks, p.l.c. as lenders (the "Lenders"), (7) Barclays Bank PLC as overdraft bank, (8) Barclays Bank PLC as agent (the "Agent") and (9) Barclays Bank PLC as co-ordinator, the Lenders provide five facilities to the Highbury Group under the Credit Agreement:

1. three term facilities in the amounts of £5,500,000 ("Facility A2"), £12,500,000 ("Facility B") and £17,000,000 ("Facility C2"); and
2. two revolving credit facilities in the amounts of £28,000,000 ("Facility A1") and £5,000,000 ("Facility C1").

The Credit Agreement contains various representations, undertakings and financial covenants including, *inter alia,* (1) a restriction on payment of dividends without the consent of the Lenders, and (2) restrictions on the amount of capital expenditure spent in each year on, disposals and acquisitions.

The Credit Agreement provides that (1) Facility A1 expires and is repayable on or before 2 January 2007 with the facility limit reducing periodically by an agreed schedule over the period to 2 January 2007, (2) Facility A2 is repayable on 2 January 2007, (3) Facility B is repayable on 15 July 2006, (4) Facility C1 expires and is repayable on 2 January 2007 and (5) Facility C2 is repayable in two instalments, the first being on 15 July 2006 in the amount of £7,500,000 with the balance due on 2 January 2007. The Credit Agreement additionally states that there is no early prepayment fee due if any of the facilities are paid before their respective repayment dates.

The Credit Agreement further provides for the payment of interest on Facility A1 at a rate of between 1.75 and 2.50 per cent. above LIBOR and on Facility A2 at a rate of between 1.75 and 4.00 per cent. above LIBOR, both depending on the ratio of net indebtedness to profit before interest, taxation, depreciation and amortisation from time to time. Interest is payable on Facility B at a rate of 6.00 per cent. over LIBOR, 3.00 per cent. of which is payable in cash, the remaining 3.00 per cent. of which is capitalised with Facility B and accrues interest on itself at a rate of 6.00 per cent. once capitalised and interest payable on Facility C1 and Facility C2 is payable at a rate of 10.00 per cent. over LIBOR, 5.00 per cent. of which is payable in cash, the remaining 5.00 per cent. of which is capitalised with Facility CI or Facility C2, as appropriate, and accrues interest on itself at a rate of 10.00 per cent. once capitalised.

An overdraft facility of up to £5,000,000 is provided to the Highbury Group by Barclays Bank PLC (under a separate facility letter) for its general working capital requirements. £3,250,000 of the overdraft is committed until 31 July 2006 at which time it becomes repayable on demand and the balance is repayable on demand at all times. Interest is payable at 2.50 per cent. above the base rate of Barclays Bank PLC.

Under the Credit Agreement a number of fees are payable, including, *inter alia*, (1) an arrangement fee of 30 basis points was payable on the date of the Credit Agreement with a further arrangement fee of 70 basis points if the Offer is withdrawn or lapses; (2) if Facility A2,

Facility B and Facility C2 are not repaid in full by certain dates, the fee payable increases the longer those facilities remain unpaid as follows: (a) if not repaid before 1 June 2005, the fee is £625,000; (b) if not repaid before 1 June 2005 but repaid before 16 July 2006, the fee is £1,250,000; or (c) if not repaid before 16 July 2006, the fee is £1,812,500; (3) if the Offer is withdrawn or lapses (a) an amount of £500,000 is payable in two instalments of £250,000 on 14 July 2006 and 2 January 2007, or, if earlier, the date on which all of the facilities are repaid in full; (b) a further amount of £1,250,000 is payable if the Lenders and Highbury are unable to agree amendments to the Credit Agreement which may be required as a result of the Offer being withdrawn or lapsing as follows: (i) £500,000 on 14 July 2006, and (ii) £750,000 on 2 January 2007, both amounts are payable in full on the date on which the facilities are repaid in full if that is earlier; (4) if the Offer has been withdrawn or has lapsed and the sale of BCom to Ergo Science Corporation as described in paragraph 11.2(h) of this Part VI above does not complete, Highbury is required to pay a fee of £1,000,000 on the earlier of 2 January 2007 or date on which the facilities are repaid in full and (5) if Highbury makes a request to amend any of the financial covenants which will apply from 28 February 2005 from those financial covenants agreed on 24 February 2005, Highbury will pay a request fee of £100,000. Commitment fees, agency fees and issuing bank fees are also payable.

The Credit Agreement provides that in the event that Highbury fails to repay Facility B, Facility C2 and Facility A2 so that £2,500,000 or less is owing under those facilities by 1 June 2005, Highbury is obliged to issue the Lenders warrants under an agreed form warrant instrument, except as set out below. Such warrants are exercisable at any time and are freely transferable save that Highbury shall have the right to purchase the warrants from the warrant holders at a price equivalent to the price which any proposed transferee (other than, *inter alia,* a debt provider) has offered to pay the warrant holder. The obligation to issue the warrants is deferred until the end of the Offer period (or any competing offer made during the offer period of the Offer) and Highbury is not required to issue warrants if the Offer (or any competing offer made during the offer period of the Offer) is declared unconditional in all respects. The warrants entitle their holders to subscribe, at nominal value, for such number of ordinary shares in Highbury as constitute 4.73 per cent. of its fully diluted equity share capital and following the issue of the warrants, the warrant holders will have protection from dilution by the further issue of equity shares (other than any non-cash issue of shares and any issue in relation to which warrant holders have been offered a proportionate right to subscribe). Finally, no dividends may be paid unless the warrant holders receive a payment equivalent to the amount which they would have received had they exercised their warrants and taken their entitlements to shares.

(s) As part of an intra group reorganisation of the Highbury Group the following agreements were entered into on 12 January 2005 on arm's length terms:

(i) an agreement for the sale by Nexus Media Communications Limited to Highbury Leisure Publishing Limited of the whole of the issued share capital of Highbury Nexus Special Interests Limited for £10,200,000;

(ii) an agreement for the sale by Highbury Nexus Special Interests Limited of the whole of its business and assets to Highbury Leisure Publishing Limited for £10,200,000;

(iii) an agreement for the sale by Highbury Nexus Media Limited of the whole of its business and assets to Highbury for £2,500,000;

(iv) an agreement for the sale by Highbury-WV (Holdings) Limited of the whole of the issued share capital of Highbury Nexus Media Limited to Nexus Media Communications Limited for £1,000,000; and

(v) an agreement for the sale by Highbury to Highbury Business Limited of the title "European Communications" for £300,000.

The consideration payable under each of the above-mentioned agreements was left outstanding on inter-company loan account but repayable on demand at any time. No warranties were given by the transferor save as to title.

(t) On 10 July 2003, Highbury Direct Publishing Limited ("Highbury Direct") and Ethical Property Company plc ("Ethical") entered into a sale and purchase agreement pursuant to which Highbury Direct sold Columbus House, 37 Pitfield Street and 28/30 Charles Square, Shoreditch,

London N1 to Ethical at a price of £1,950,000. Under the agreement, £340,000 of the purchase price was deferred for a period of eight weeks, which was received on 4 September 2003.

12. Litigation

12.1 There are no, nor have there been any, legal or arbitration proceedings (including any such proceedings pending or threatened by or against Future of which the Future Directors are aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Future Group's financial position.

12.2 There are no, nor have there been any, legal or arbitration proceedings (including any such proceedings pending or threatened by or against Highbury of which the Highbury Directors are aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Highbury Group's financial position.

12.3 There are no, nor have there been any, legal or arbitration proceedings (including any such proceedings pending or threatened by or against Highbury of which the Future Directors are aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Highbury Group's financial position.

13. Taxation

A. United Kingdom taxation

13.1 General

The following comments are intended as a general guide to the position under current United Kingdom tax legislation and what is understood to be the current practice of the United Kingdom Inland Revenue as at the date of this document. Except where the position of non-United Kingdom residents is expressly referred to, the following comments are intended to apply only to shareholders who are resident or ordinarily resident in the United Kingdom for United Kingdom tax purposes, who hold their New Future Shares as investments and who are the beneficial owners of their New Future Shares. They may not apply to certain classes of shareholder (such as market makers, brokers, dealers in securities, intermediaries or persons connected with depositary arrangements or clearance services). This section is not intended to be and should not be construed to be, legal or taxation advice to any particular Shareholder. **Any person in any doubt as to his tax position, or who may be subject to tax in a jurisdiction other than the United Kingdom, should consult an appropriate professional adviser without delay.**

13.2 Dividends

Under current United Kingdom tax legislation Future will not be required to withhold tax at source from dividend payments it makes.

(a) Individuals

An individual holder of New Future Shares who is resident in the United Kingdom for tax purposes and who receives a dividend from Future will be entitled to a tax credit which may be set off against his total income tax liability on the dividend. Such holder's liability to income tax is calculated on the aggregate of the dividend and the tax credit (the "gross dividend"), which will be regarded as the top slice of the individual's income. The tax credit will be equal to 10 per cent. of the gross dividend (i.e. the tax credit will be one-ninth of the amount of the dividend).

Generally, a United Kingdom resident individual holder of New Future Shares who is not liable to income tax in respect of the gross dividend will not be entitled to reclaim any part of the tax credit. A United Kingdom resident individual holder of New Future Shares who is liable to income tax at the lower or basic rate will be subject to income tax on the dividend at the rate of 10 per cent. of the gross dividend so that the tax credit will satisfy in full such holder's liability to income tax on the dividend. A United Kingdom resident individual holder of New Future Shares liable to income tax at the higher rate will be subject to income tax on the gross dividend at 32.5 per cent. but will be able to set the tax credit off against part of this liability. The effect of that set-off of the tax credit is that such a holder will have to account for additional tax equal to 22.5 per cent. of the gross dividend (which is also equal to one quarter of the net cash dividend received).

(b) Companies

A corporate holder of New Future Shares resident in the United Kingdom for tax purposes will not normally be subject to corporation tax on any dividend received from Future unless the corporate holder is carrying on a trade of dealing in shares. Such holders will not be able to claim repayment of the tax credit attaching to any dividend.

(c) Non-residents

Holders of New Future Shares resident outside the United Kingdom should consult their own tax advisers concerning the taxation implications of receiving a dividend in respect of New Future Shares and what relief or credit may be claimed for any such tax credit in the jurisdiction in which they are resident. Such holders should note that they will not generally be entitled to any payment from the United Kingdom Inland Revenue in respect of the tax credit attaching to any dividend on their New Future Shares. Such holders may also be liable to tax on the dividend income under the tax law of their jurisdiction of residence.

(d) Pension Funds

United Kingdom resident pension funds will not be entitled to reclaim the tax credit attaching to any dividend paid by Future.

13.3 Capital Gains

A subsequent disposal of New Future Shares by a holder of New Future Shares who is either resident or ordinarily resident in the United Kingdom for tax purposes, or is not United Kingdom resident but carries on a trade, profession or vocation in the United Kingdom through a permanent establishment, branch or agency and has used, held or acquired the New Future Shares for the purposes of such trade, profession or vocation or such permanent establishment, branch or agency, may, depending on the holder's circumstances and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of the taxation of capital gains. A holder of New Future Shares who is an individual and who has, on or after 17 March 1998, ceased to be resident or ordinarily resident in the United Kingdom for tax purposes for a period of less than five complete tax years and who disposes of New Future Shares during that period may also be liable on his return to the United Kingdom to United Kingdom tax on any capital gain realised (subject to any available exemption or relief).

Persons who are not resident in the United Kingdom should consult their tax advisers for advice on the tax consequences of a disposal of New Future Shares.

13.4 Stamp duty and stamp duty reserve tax

In relation to the New Future Shares being issued by Future, no liability to stamp duty or stamp duty reserve tax ("SDRT") will generally arise on the issue of, or on the issue of definitive share certificates in respect of, such shares by Future.

The conveyance or transfer on sale of the New Future Shares outside the CREST system will generally be subject to *ad valorem* stamp duty on the instrument of transfer at the rate of 0.5 per cent. of the amount or value of the consideration (rounded up to the nearest £5). An unconditional agreement to transfer New Future Shares will normally give rise to a charge to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration. However, where within six years of the date of the agreement becoming unconditional, an instrument of transfer is executed pursuant to the agreement and duly stamped, the SDRT liability will be cancelled and any SDRT which has been paid will be repaid. Stamp duty and SDRT is normally the liability of the purchaser or transferee.

Under the CREST system, deposits of New Future Shares into CREST will generally not be subject to stamp duty or SDRT unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT will arise usually at the rate of 0.5 per cent. of the value of the consideration. Paperless transfers of New Future Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration. CREST is obliged to collect SDRT from the purchaser on relevant transactions settled within the system.

Stamp duty, or SDRT, is generally payable upon the transfer or issue of New Future Shares to, or to a nominee or, in some cases, agent of, a person whose business is or includes issuing depositary receipts or the provision of clearance services. For these purposes, the current rate of stamp duty or SDRT is

1.5 per cent. (rounded up, in the case of stamp duty, to the nearest £5). The rate is applied, in each case, to the amount or value of the consideration or, in some circumstances, to the value of the issue price of the New Future Shares. Clearance service providers may opt, under certain circumstances, for the normal rates of stamp duty and SDRT to apply to an issue or transfer of New Future Shares into, and to transactions within, the service instead of the higher rate applying to an issue or transfer of the New Future Shares into the clearance system and the exemption for dealings in the New Future Shares whilst in the system.

The above statements are intended as a general guide to the current stamp duty and SDRT position. Certain categories of person, including market makers, brokers, dealers and persons connected with depositary arrangements and clearance services, are not liable to stamp duty or SDRT or may be liable at a higher rate or may, although not primarily liable for tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

Any person who is in any doubt as to his tax position, or who may be subject to tax in a jurisdiction other than the United Kingdom, should consult an appropriate professional adviser without delay

B. United States taxation

13.5 General

The following summary describes certain US federal income tax consequences that may be relevant with respect to the ownership and disposition of New Future Shares. This summary addresses only US federal income tax considerations of US Holders (as defined below) that hold New Future Shares as capital assets. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to an investment decision regarding the New Future Shares. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following: (a) financial institutions; (b) insurance companies; (c) dealers or traders in securities, currencies or notional principal contracts; (d) tax-exempt entities; (e) persons that hold their New Future Shares as part of a "hedging" or "conversion" transaction or as a position in a "straddle" or as part of a "synthetic security" or other integrated transaction for US federal income tax purposes; (f) persons that have a "functional currency" other than the US dollar; (g) persons that own (or are deemed to own) 10 per cent. or more (by voting power) of Future's share capital; (h) regulated investment companies; (i) persons who hold their New Future Shares through partnerships or other pass-through entities; (j) real estate investment trusts; and (k) S corporations. Further, this summary does not address alternative minimum tax consequences.

This summary is based on the Internal Revenue Code of 1986 of the United States, as amended, US Treasury regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this document. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

Each US Holder should consult his own tax adviser with respect to the US federal, estate, state, local, gift and other tax consequences of the ownership and disposition of New Future Shares.

For purposes of this summary a "US Holder" is a beneficial owner of New Future Shares that is, for US federal income tax purposes: (a) a citizen or resident of the United States; (b) a corporation created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate, the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of such trust or (ii) the trust has a valid election in effect under applicable US Treasury regulations to be treated as a US person. If a partnership holds New Future Shares, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding New Future Shares should consult his own tax adviser.

13.6 Distributions

Subject to the discussion below under "Passive Foreign Investment Company Considerations", the gross amount of any distribution that is actually or constructively received by a US Holder with respect to his New Future Shares will be a dividend includible in the gross income of a US Holder as ordinary income. Dividends paid on New Future Shares generally will constitute income from sources outside the United States and will not be eligible for the "dividends received" deduction. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution.

Certain dividends received by non-corporate US Holders before 1 January, 2009 will be subject to a maximum income tax rate of 15 per cent. provided certain conditions are met. This reduced income tax rate is only applicable to dividends paid by "qualified corporations". Future expects to be considered a qualified corporation. Accordingly, subject to the discussion below under "Passive Foreign Investment Company Considerations", dividends paid by Future will be eligible for the reduced income tax rate. The amount of qualified dividend income, if any, paid by Future to a US Holder that may be subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the US Holder's foreign tax credit limitation must be reduced by the "rate differential portion" of such dividend.

The gross amount of any distribution paid in sterling will be included in the gross income of a US Holder in an amount equal to the US dollar value of the sterling calculated by reference to the exchange rate in effect on the date received by the US Holder, regardless of whether the sterling is converted into US dollars. If the sterling is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognise foreign currency gain or loss in respect of the dividend. If the sterling received as a dividend is not converted into US dollars on the date of receipt, a US Holder will have a basis in the sterling equal to its US dollar value on the date of receipt. Any foreign currency gain or loss on a subsequent conversion or other disposition of the sterling will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

A distribution of additional shares to US Holders with respect to their New Future Shares that is made part of a pro rata distribution to all shareholders generally will not be subject to US federal income tax unless shareholders can elect that the distribution be payable in either additional shares or cash.

13.7 Sale, Exchange or Other Disposition

Subject to the discussion below under "Passive Foreign Investment Company Considerations", a US Holder will generally recognise gain or loss for US federal income tax purposes upon the sale, exchange or other disposition of New Future Shares in an amount equal to the difference between the US dollar value of the amount realised from such sale, exchange or other disposition and the US Holder's tax basis in such New Future Shares. Such gain or loss will be capital gain or loss and will be long-term capital gain (taxable at a reduced rate for individuals, trusts or estates) or loss if the New Future Shares were held for more than one year. Any such gain or loss would generally be treated as from sources within the United States. The deductibility of capital losses is subject to significant limitations.

A US Holder that receives sterling on the sale, exchange or other disposition of New Future Shares will realise an amount equal to the US dollar value of the sterling on the date of disposition (or in the case of cash basis and electing accrual basis taxpayers, the US dollar value of the sterling on the settlement date). If a US Holder receives sterling upon a sale, exchange or other disposition of New Future Shares, gain or loss, if any, recognised on the subsequent sale, conversion or disposition of such sterling will be ordinary income or loss and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such sterling is converted into US dollars on the date received by the US Holder, a cash basis or electing accrual US Holder should not recognise any gain or loss on such conversion.

13.8 Passive Foreign Investment Company Considerations

A corporation organised outside the United States generally will be classified as a passive foreign investment company (a "PFIC") for US federal income tax purposes in any taxable year in which either: (a) at least 75 per cent. of its gross income is "passive income", or (b) on average at least 50 per cent. of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of "passive income". Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether it is a PFIC a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25 per cent. interest.

If Future is regarded as a PFIC in any year during which a US Holder owns New Future Shares, the US Holder will be subject to additional taxes on any excess distributions received from Future and any gain realised from the sale, exchange or other disposition of New Future Shares (whether or not Future continues to be a PFIC). A US Holder has an excess distribution to the extent that distributions on New Future Shares during a taxable year exceed 125 per cent. of the average amount received during the three preceding taxable years (or, if shorter, the US Holder's holding period). To compute the tax on the excess distributions or any gain, (a) the excess distribution or the gain is allocated ratably over the US Holder's holding period, (b) the amount allocated to the current taxable year and any year before Future became a PFIC is taxed as ordinary income in the current year, and (c) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

Some of the rules with respect to distributions and dispositions described above may be avoided if a US Holder makes a valid "mark-to-market" election (in which case, subject to certain limitations, the US Holder would essentially be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its New Future Shares at the end of a taxable year as ordinary income (or, subject to certain limitations, ordinary loss), in calculating its income for such year). In addition, gains from an actual sale, exchange or other disposition of New Future Shares will be treated as ordinary income, and any losses will be treated as ordinary losses, to the extent of any "mark-to-market" gains for prior years. A "mark-to-market" election is only available to US Holders in any tax year that the PFIC stock is considered "regularly traded" on a "qualified exchange" within the meaning of applicable US Treasury regulations. PFIC stock is "regularly traded" if, among other requirements, it is traded on at least 15 days during each calendar quarter. The London Stock Exchange will constitute a qualified exchange if it meets certain trading, listing, financial disclosure and other requirements set forth in the US Treasury regulations. Investors should consult their own tax advisers as to whether the New Future Shares would qualify for the mark-to-market election. Once made, such election cannot be revoked without the consent of the US Internal Revenue Service unless the shares cease to be marketable.

Some of the above rules may also be avoided if a US Holder is eligible for and timely makes a valid "QEF election" (in which case the US Holder generally would be required to include in income on a current basis its pro rata share of the ordinary income and net capital gains of the PFIC). In order to be able to make the QEF election, Future would be required to provide a US Holder with certain information. Future does not at present intend to provide the required information.

If Future is regarded as a PFIC, each US Holder of New Future Shares must make an annual return on US Internal Revenue Service Form 8621, reporting distributions received and gains realised with respect to each PFIC in which it holds a direct or indirect interest. The reduced tax rate for dividend income, as discussed above under "Distributions", is not applicable to dividends paid by a PFIC.

Prospective investors are urged to consult their own tax advisers regarding whether an investment in New Future Shares will be treated as an investment in PFIC stock and the consequences of an investment in a PFIC.

13.9 Backup Withholding and Information Reporting

Backup withholding and information reporting requirements may apply to certain payments to US Holders of dividends on New Future Shares and to the proceeds of a sale, exchange other disposition of New Future Shares. Future, its agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a rate of 28 per cent. (which rate may be subject to change in the future) of such payment if the US Holder fails (a) to furnish the US Holder's taxpayer identification number, (b) to certify that such US Holder is not subject to backup withholding or (c) to otherwise comply with the applicable requirements of the backup withholding rules. Certain US Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a US Holder generally may be claimed as a credit against such US Holder's US federal income tax liability provided that the required information is furnished to the US Internal Revenue Service.

Prospective investors should consult their own tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

14. Consents

14.1 Morgan Stanley & Co. Limited has given and has not withdrawn its written consent to the issue of this document with the inclusion of its letters and reports referred to in Part II and Part III of this document and references thereto and to its name in the form and context in which it appears and has authorised such inclusions for the purposes of Regulation 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

14.2 PricewaterhouseCoopers LLP has given and has not withdrawn its written consent to the issue of this document with the inclusion of its reports and letters referred to in Parts II, III and IV of this document and references thereto and to its name in the form and context in which it appears, and has authorised the content of those parts of this document which comprise the reports and letters and the said references for the purposes of Regulation 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

14.3 Close Brothers Corporate Finance Limited has given and has not withdrawn its written consent to the issue of this document with the inclusion of its letters and reports referred to in Part III of this document and references thereto and to its name in the form and context in which it appears and has authorised such inclusions for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulation 2001.

14.4 Deloitte & Touche LLP has given and has not withdrawn its written consent to the issue of this document with the inclusion of its letters and reports referred to in Part III of this document and references thereto and to its name in the form and context in which it appears and has authorised such inclusions for the purposes of Regulation 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

15. Working Capital

Future is of the opinion that, taking into account the amounts available for drawdown under the Credit Facility, the Enlarged Group has sufficient working capital for the Enlarged Group's present requirements, that is for at least the next 12 months from the date of publication of this document.

16. General

16.1 There has been no significant change in the financial or trading position of the Future Group since 30 September 2004, the date to which the last audited consolidated accounts of Future and its subsidiaries were prepared.

16.2 Save as set out in the last two paragraphs of paragraph 8 of Part I of this document (Current trading and prospects of Highbury) and in the third paragraph and the first sentence of the fourth paragraph of Highbury's update to the profit estimate announcement dated 11 February 2005 (set out in Section C of Part III of this document), there has been no significant change in the financial or trading position of the Highbury Group since 30 June 2004, the date to which the last unaudited interim financial statements of Highbury and its subsidiaries, set out in Part III of this document, were prepared.

16.3 The aggregate costs and expenses relating to the Offer, including the listing fees of the UK Listing Authority, professional fees and expenses and the costs of printing and distribution of documents are estimated to amount to £6.5 million and are payable by Future.

16.4 There are no arrangements in existence under which future dividends are to be waived or agreed to be waived.

16.5 Future's registrars and receiving and paying agents under the Offer are Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL.

17. Documents available for inspection

Copies of the following documents are available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Allen & Overy LLP, One New Change, London, EC4M 9QQ and at Future's registered office while the Offer remains open for acceptance:

(a) the memorandum and articles of association of Future;

(b) the consolidated audited accounts of the Future Group for the two financial periods ended 31 December 2003 and 30 September 2004;

(c) the consolidated audited accounts of the Highbury Group for the two financial years ended 31 December 2002 and 31 December 2003 and the unaudited interim financial statements of the Highbury Group for the six-month period to 30 June 2004;

(d) the service agreements of the Directors, the service agreements for Mark Simpson and Owen Davies and the compromise agreements referred to in paragraph 8 of Part VI of this document;

(e) the material contracts referred to in the paragraph headed "Material Contracts" in this Part VI;

(f) the Offer Document and Form of Acceptance;

(g) these Listing Particulars;

(h) the Circular;

(i) the rules and trust deeds of the Future Incentive Schemes;

(j) the consent letters referred to in the paragraph headed "Consents" in this Part VI;

(k) the report on the pro forma financial information relating to the Enlarged Group contained in Part IV of this document (and the report on the reconciliation of the comparative table of Highbury contained in Part III of this document);

(l) the letters contained in Parts II to IV of this document; and

(m) the irrevocable undertakings to accept the Offer given by the Highbury Directors (and certain of their connected persons) in respect of their holdings of Highbury Shares referred to in paragraph 2 of Part I of this document.

Dated 11 March 2005

PART VII

DEFINITIONS

"ABC"	Audit Bureau of Circulations;
"Acquisition"	the proposed acquisition of all the issued or to be issued ordinary share capital of Highbury by Future by means of the Offer;
"Act" or "Companies Act"	the Companies Act 1985 (as amended);
"Admission"	admission of the New Future Shares to the Official List and to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with the Listing Rules and the Admission and Disclosure Standards respectively;
"Admission and Disclosure Standards"	the rules issued by the London Stock Exchange in relation to the admission to trading of, and confirming requirements for, securities admitted to the London Stock Exchange's market for listed securities;
"Announcement"	the announcement of Future's firm intention to make an offer for Highbury dated 14 February 2005;
"BCom"	Highbury's business publishing operations, carried on principally by the BCom Companies, the proposed sale of which was announced by Highbury on 9 February 2005;
"BCom Companies"	Nexus Media Communications Limited, Highbury Business Limited, Highbury Business Communications Limited, Highbury Nexus Media Limited, Highbury-Nexus Limited, Highbury Columbus Travel Publishing Limited, Highbury Harpers Limited and International Wine Spirit Competition Limited, being the eight wholly-owned subsidiaries of Highbury which comprise BCom;
"Board"	the board of directors of Future as constituted from time to time or, as the context may require, the Directors present at a meeting of the Directors at which a quorum is present;
"Circular"	the circular of even date herewith to be sent to Future Shareholders convening an Extraordinary General Meeting to approve the Acquisition;
"Close Brothers"	Close Brothers Corporate Finance Limited;
"Closing Price"	the closing middle market quotation of a Highbury Share or Future Share (as applicable) for the day to which such price relates, as derived from the Daily Official List of the London Stock Exchange for that day;
"Code" or "City Code"	the City Code on Takeovers and Mergers;
"Competition Commission"	the Competition Commission;
"Credit Facility"	has the meaning given to it in paragraph 11.1(c) of Part VI of this document;
"CREST"	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations);
"CRESTCo"	CRESTCo Limited;
"Dealing Day"	a day on which the London Stock Exchange is open for business for the trading of securities admitted to the Official List;

"Enlarged Group"	Future and its subsidiary undertakings as enlarged by the Acquisition;
"Enlarged Share Capital"	the issued share capital of Future as enlarged by the issue of the New Future Shares;
"Extraordinary General Meeting"	the extraordinary general meeting of Future to be held to approve, *inter alia*, the Acquisition, or at any adjournment thereof, notice of which is contained in the Circular;
"Final Closing Date"	the date on which the Offer is closed for acceptances;
"First Closing Date"	the first closing date for the Offer, being 3.00 p.m. on Friday, 1 April 2005:
"Form of Acceptance"	the form of acceptance, authority and election relating to the Offer accompanying the Offer Document;
"Future" or "Company"	Future plc;
"Future Directors" or "Directors"	the directors of Future;
"Future Group"	Future, its subsidiaries and its subsidiary undertakings (prior to the Offer becoming or being declared unconditional in all respects);
"Future Incentive Schemes"	the Future Publishing Holdings Limited Unapproved Share Option Plan, The Future Network plc 1999 International Share Option Scheme, The Future Network plc 1999 Inland Revenue Approved Share Option Scheme, The Future Network plc 2000 US Stock Option Plan, The Future Network plc Approved Sharesave Plan, The Future Network plc International Sharesave Plan, The Future Network Matched Award Plan, the Future plc Share Incentive Plan, the Future plc Performance Share Plan, the Future plc Deferred Annual Bonus Plan and The Future Network plc 1999 Senior Management Share Option Scheme;
"Future Plus"	Future's own existing contract publishing operation;
"Future Shareholders"	holders of Future Shares;
"Future Shares" or "Ordinary Shares"	Ordinary shares of 1 penny each in the capital of Future;
"Highbury"	Highbury House Communications plc;
"Highbury Annual Report"	the annual report and accounts of Highbury for the year ended 31 December 2003;
"Highbury Direct"	Highbury Direct Publishing Limited;
"Highbury Directors"	the directors of Highbury;
"Highbury Entertainment"	Highbury Entertainment Limited;
"Highbury Group"	Highbury and its subsidiary undertakings (prior to the Offer becoming or being declared unconditional in all respects);
"Highbury Local"	Highbury Local Publications, which is a London focused publisher of local lifestyle magazines;
"Highbury Optionholders"	holders of Highbury Share Options;
"Highbury Shareholders"	holders of Highbury Shares;

"Highbury Shares"	the existing unconditionally allotted or issued and fully paid ordinary shares of 5 pence each in the capital of Highbury and any further such shares which are unconditionally allotted or issued and fully paid (or credited as fully paid) after the date hereof and before the Offer closes (or, such earlier date as Future may, subject to the City Code, decide in accordance with the terms and conditions of the Offer) including such shares which are unconditionally allotted or issued or granted or subscribed for upon the exercise of any options granted under the Highbury Share Options;
"Highbury Share Options"	options held under the Highbury Share Option Schemes;
"Highbury Share Option Schemes"	the Highbury Sharesave Scheme, the Highbury 2000 Approved Executive Share Option Scheme and the Highbury 2000 Non-Approved Executive Share Option Scheme;
"interim statement"	the interim statement announcement dated 28 September 2004 issued by Highbury via the Regulatory Information Service;
"Japan"	Japan, its cities, prefectures, territories and possessions;
"Listing Particulars"	this document;
"Listing Rules"	the listing rules of the UK Listing Authority (as from time to time amended);
"London Stock Exchange"	London Stock Exchange plc;
"Morgan Stanley"	Morgan Stanley & Co. Limited;
"New Future Shares"	the new Future Shares to be issued by Future (credited as fully paid) to Highbury Shareholders pursuant to the Offer;
"Offer"	the recommended share offer (with a Partial Cash Alternative) being made by Morgan Stanley on behalf of Future (or by Future in the United States) to acquire all the issued and to be issued Highbury Shares, on the terms and subject to the conditions set out in the Offer Document and the Form of Acceptance and (where the context permits) any subsequent revision, variation, renewal or extension thereof;
"Offer Document"	the document of even date herewith to be sent to Highbury Shareholders containing the full terms and conditions of the Offer;
"Offer period"	in relation to the Offer, the period commencing on 26 January 2005 until whichever of the following shall be the latest (i) 3.00 p.m. on Friday, 1 April 2005; (ii) the time and date on which the Offer becomes unconditional and (iii) the time and date on which the Offer lapses;
"Official List"	the official list maintained by the UK Listing Authority;

"Overseas Shareholders"	Highbury Shareholders resident in, or nationals or citizens of, jurisdictions outside the UK or who are nominees of, or custodians, trustees or guardians for, citizens or nationals of such other jurisdictions;
"Panel"	the Panel on Takeovers and Mergers;
"Partial Cash Alternative"	the partial cash alternative under the Offer pursuant to which Highbury Shareholders may elect to receive cash on the basis set out in the Offer Document in lieu of all or part of the consideration which they would otherwise receive under the Offer;
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 NO. 3755);
"Regulatory Information Service"	any of the services from time to time set out in Schedule 12 to the Listing Rules;
"Remuneration Committee"	the remuneration committee of the Board;
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority" or "UKLA"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 and in the exercise of its function in respect of the admission to the Official List otherwise than in accordance with Part VI of the Financial Services and Markets Act 2000;
"United States" or "US"	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia, and all other areas subject to its jurisdiction;
"US person"	a US person as defined in Regulation S under the US Securities Act;
"US Securities Act"	the United States Securities Act of 1935, as amended from time to time;
"Wider Future Group"	Future and its subsidiary undertakings, associated undertakings and any other undertakings in which Future and/or such undertakings (aggregating their interests) have a substantial interest; and
"Wider Highbury Group"	Highbury and its subsidiary undertaking, associated undertakings and any other undertaking in which Highbury and/or such undertakings (aggregating their interests) have a substantial interest.

For the purposes of this document, "subsidiary", "subsidiary undertaking", "undertaking", and "associated undertaking" have the meanings given by the Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Act) and "substantial interest" means a direct or indirect interest in 20 per cent. or more of the equity capital of an undertaking.

All references to legislation in this document are to English legislation unless the contrary is indicated. All references to time in this document are to London time unless the contrary is indicated.


the
future
network

The Future Network plc Annual Report 2004






Windows
LA GRANDE






COMPUTER


FILM




PC



Future is all about innovation.
We publish high-quality special-interest consumer magazines for people with a passion.

Contents

Our portfolio of monthly magazines at September 2004


Future UK
ROCK
computer music
CYCLING
FutureMusic
RHYTHM
Spanish homes
United
MountainBike
Total Guitar
RIDDICK
PC GAMER
PC ZONE
PSM
3D World
LINUX
Mac
PC
Windows
PCAnswers
PCFormat
BIG 3D CARD TEST
PCPlus
MAXIMUM PC
mobile
Future France
Joypad
Windows XP
PCAchat
mobilite
Future Italy
Nintendo
SPLINTER CELL
PSM


GuitarTechniques
Guitarist
Style
Mountain Biking
WHISTLER ROCKS!
PaperCraft
Quick&Easy
CrossStitch
PlayStation 2
NGC
WARIO WARE INC.
arts
DigitalCamera
DIGITAL CAMERA
Photoshop
digital
PhotoEffects
HI-FICHOICE
KINGS OF VINYL
FIGHT BACK AGAINST SPYWARE
works
Future US
GREATEST
LED ZEPPELIN
PC GAMER
PSM
Addict
DREAM MACHINES!
Nintendo
PlayStation 2
GTA
arts
Digital
Internet
INTERNET
.net
SILENT HILL 4 THE ROOM
arts
COMPUTER
COMPUTER
LINUX
portatile

Financial highlights

Pro forma adjusted* results for 12 months to 30 September 2004
(compared with the previous 12 months to 30 September 2003)

	Reported change	Constant currency change
– Turnover £190.4m (2003: £177.7m)	Up 7%	Up 11%
– Adjusted operating profit £23.6m (2003: £23.3m)	Up 1%	Up 6%
– Adjusted pre-tax profit £23.8m (2003: £23.5m)	Up 1%	Up 6%
– Adjusted earnings per share 5.9 pence (2003: 5.2 pence)	Up 13%	Up 17%
– Final dividend of 1.5 pence per share	Up 20%	Up 20%

Statutory results for 9 months to 30 September 2004

- Turnover £133.0m
- Operating profit £0.4m
- Pre-tax profit £0.6m
- Basic loss per share (0.2) pence
- Final dividend of 1.5 pence per share

Statutory results for the year ended 31 December 2003

- Turnover £182.7m
- Operating profit £9.5m
- Pre-tax profit £9.7m
- Basic earnings per share 0.8 pence
- Final dividend of 1.25 pence per share

Other highlights

- Circulation revenue up 6%; advertising revenue up 10%
- Magazines acquired in 2003 and 2004 make good progress
- Expansion continues by magazine development, launch and acquisition
- Re-energised UK business
- US business continues to thrive
- Excellent progress in Mainland Europe
- Proposed change of company name to 'Future plc'

Turnover up 7%


£177.7m FY2003
£190.4m FY2004

Adjusted operating profit up 1%


£23.3m FY2003
£23.6m FY2004

Adjusted earnings per share up 13%


5.2p FY2003
5.9p FY2004

Dividend up 20%


1.25p 2003
1.5p 2004

Definitions and glossary

* Adjusted results are presented to provide a better indication of overall financial performance and to reflect how the business is run on a day-to-day basis. The only adjustment made is to remove goodwill amortisation

FY2004: 12 months to 30 September 2004
FY2003: 12 months to 30 September 2003
ABC: Audit Bureau of Circulations
OJD: Office de Justification de la diffusion
ADS: Accertamenti Diffusione Stampa

Future at a glance

96 magazines	32 games titles
4 countries	37 computing titles
1,120 employees	27 entertainment titles

Future's geographic reach



Future
Licensed and/or exported magazines in these territories

Future companies:
UK
USA
France
Italy

Licensing: local editions in a further 30 countries
Australia
China
Croatia
Czech Republic
Denmark
Germany
Greece
Hong Kong
Hungary
Indonesia
Israel
Korea
Lebanon
Malaysia
Mexico
Netherlands
Philippines
Poland
Portugal
Romania
Russia
Serbia & Montenegro
Slovenia
South Africa
Spain
Sweden
Taiwan
Thailand
Turkey
Ukraine

Top 10 most licensed titles:
T3
Digital Camera
PC Gamer
PC Plus
PC Format
Total Film
Computer Arts
Official Xbox Magazine
PC Answers
Official PlayStation 2 Magazine

Export:
Magazines exported to 98 countries

Our history

June 1985 Future Publishing is founded with its first magazine *Amstrad Action*.

1987 *PC Plus* is the first British magazine to mount a computer diskette onto its cover every month.

1989 Future becomes Britain's leading publisher of newsstand computer magazines.

1993 Future buys US company GP Publications (later Imagine Media, now Future Network USA).

1994 Future is sold to Pearson New Entertainment. As part of the agreement GP Publications is renamed Imagine Media and is sold.

1995 Future is awarded the licence by Sony Computer Entertainment UK to publish the *Official UK PlayStation Magazine*

1996 Pearson New Entertainment acquires Paris based magazine publisher, Edicorp Publications, (now Future France)

1996 Future acquires *Guitarist*, *Rhythm* and other music titles in the UK

1998 Pearson sells Future Publishing and Edicorp to a company buyout backed by venture capitalists Apax Partners. Greg Ingham is appointed Chief Executive

1999 Future Publishing buys the Italian sector-leading publisher of games magazines, Il Mio Castello Editore (now Future Media Italy).

1999 Future acquires Imagine Media, (now Future Network USA) the publisher of games and computing magazines and new economy title *Business 2.0*.

June 1999 Future floats on the London Stock Exchange. The new plc is called The Future Network plc (symbol: FNET).

2000 Future UK is awarded the licence by Sony Computer Entertainment UK to publish the *Official PlayStation 2 Magazine*.

2000 Future US wins the exclusive international Microsoft Xbox magazine licence. It covers all territories worldwide except Japan.

February 2001 Following a strategic review Future streamlines the Group's portfolio, reduces operating costs and pays down debt.

July 2001 *Business 2.0* magazine is sold to AOL Time Warner for £47m.

Sept 2001 Future announces a proposed refinancing of the Company through a six for five Rights Issue.

October 2001 Future US launches the American version of the *Official Xbox Magazine*.

November 2001 The Rights Issue raises £33.5m.

May 2002 Bank debt repaid.

October 2002 Future wins the contract from Microsoft to publish the French edition of the *Official Microsoft Windows XP Magazine*. Future already holds the UK licence for this home computing title.

March 2003 Future acquires four titles in France from Hachette.

September 2003 In the US Future acquires sector-leading guitar magazine *Guitar World* and related titles.

October 2003 Future announces that it is acquiring *PSW* and *Xbox World*. The same month sees Future acquire a second US guitar magazine with the purchase of *Guitar One* from Cherry Lane Magazines LLC.

January 2004 *Mobile PC* launches in the US.

March 2004 Future appoints Robert Price as Managing Director of the UK business.

May 2004 Future pays its first dividend to shareholders.

July 2004 Future announces that the *Official Xbox Magazine* partnership has been extended until 2011.

August 2004 Future UK business acquires *Spanish Homes Magazine*, *PC Zone* and *computerandvideogames.com*.

September 2004 Four new UK titles launch, taking Future into several new special-interest sectors.

October 2004 Future US announces the creation of an action sports magazine group. The first consumer launch in 2005 will be *Future Snowboarding*.

December 2004 In the UK Future announces the acquisitions of *What Laptop* and *Wedding Day*, *Junior* and *Junior Pregnancy & Baby* magazines.

Future announces its first annual results for the new financial year to 30 September.

UK

Robert Price
Managing
Director



2m magazines sold each month

60 monthly magazines

693 people

Best-selling titles

1. *Official PlayStation 2* Magazine – launched 2000
2. *Total Film* – launched 1997
3. *Official Xbox Magazine* – launched 2002
4. *Redline* – launched 1998
5. *Cross Stitcher* – launched 1992
6. *Microsoft Windows XP: The Official Magazine* – launched 2002
7. *PC Gamer* – launched 1993
8. *PC Plus* – launched 1986
9. *PSW* – acquired 2003
10. *GamesMaster* – launched 1993

UK – volume of magazines sold by:



1 85% Newsstand
2 15% Subscriptions

USA

Jonathan
Simpson-Bint
President



2.25m magazines sold each month

8 monthly magazines

164 people

Best-selling titles

1. *Official Xbox Magazine* – launched 2001
2. *PSM* – launched 1997
3. *Maximum PC* – launched 1996
4. *PC Gamer* – launched 1995
5. *Guitar World* – acquired 2003
6. *MacAddict* – launched 1996
7. *Guitar One* – acquired 2003
8. *Mobile PC* – launched 2004
9. *Guitar World Acoustic* – acquired 2003
10. *Guitar World Bass Guitar* – acquired 2003

USA – volume of magazines sold by:



1 32% Newsstand
2 68% Subscriptions

France

Sari Zaimi
Managing
Director



0.78m magazines sold each month

16 monthly magazines

173 people

Best-selling titles

1. *PlayStation 2, Le Magazine Officiel* – acquired 2003
2. *Windows News* – launched 1993
3. *Joystick* – acquired 2003
4. *Jeux Video Magazine* – launched 2000
5. *PC Achat* – launched 1996
6. *PC Jeux* – launched 1997
7. *Xbox, Le Magazine Officiel* – launched 2002
8. *Microsoft Windows XP: Le Magazine Officiel* – launched 2002
9. *Nintendo Le Magazine Officiel* – launched 2002
10. *Kid Paddle* – launched 2003

France – volume of magazines sold by:



1 82% Newsstand
2 18% Subscriptions

Italy

Bernardo
Notarangelo
Managing
Director



0.27m magazines sold each month

12 monthly magazines

90 people

Best-selling titles

1. *Giochi per il Mio Computer* – launched 1997
2. *Computer Magazine* – launched 1997
3. *Il Mio Computer* – launched 1996
4. *PSM* – launched 2001
5. *Xbox Magazine Ufficiale* – launched 2002
6. *Linux Pro* – launched 2003
7. *Portatile & Wireless* – launched 1998
8. *Digital Camera Magazine* – launched 2003
9. *Nintendo – La Rivista Ufficiale* – launched 2002
10. *T3* – launched 2000

Italy – volume of magazines sold by:



1 96% Newsstand
2 4% Subscriptions

Chairman's statement

I am delighted to report good trading progress, a successful change of financial year and a 20% increase in the level of dividend. Our prospects are excellent.



Roger Parry
Chairman



Summary

I am delighted to report good trading progress, a successful change of financial year and a 20% increase in the level of dividend.

Financial performance

This is Future's first annual report based on our new financial year, ending on 30 September.

For the 12 months to September 2004, the Group generated turnover of £190.4m and an adjusted operating profit of £23.6m, producing an operating margin of 12.4%. Adjusted earnings per share were 5.9 pence, readily enabling the Board to recommend an increased dividend of 1.5 pence per share.

In addition to our audited results for the nine months to September, we have published extensive pro forma financial information for the 12 months to 30 September 2004, together with the equivalent for the 12 months to September 2003.

It is pleasing to be able to report to shareholders that on the evidence to date, the management of Future has been very successful in integrating recently acquired titles, in particular *Guitar World* in the US. It is also pleasing that early indications are that the majority of newly launched titles are meeting or beating their budgeted expectations.

Future is a publisher of special-interest magazines and websites, dedicated to serving audiences of enthusiasts. Future is able constantly to broaden and refresh its portfolio of titles, both by launch and acquisition.

Change of financial year end

Future's Board felt there was an overwhelming argument in favour of changing to a September year end from a December year end. The final quarter of the calendar year (October to December) is by far the busiest in terms of both revenues – and particularly operating profits. Having this as the final quarter of the reporting year (as we did before) meant that annual profits could potentially fluctuate substantially based on trading right at the end of the financial period.

Choosing the September year end means that our busiest trading quarter is now our first.

To assist investors in the analysis of our results and to make matters as clear as possible, we have published our pro forma financial information for the two years ended 30 September 2004 as a separate section (pages 27 to 41). The audited results for the nine months to September 2004 are set out later in this Annual Report.

Board structure and corporate governance

During 2004 the Board has, with the help of external consultants, thoroughly reviewed remuneration practices to bring Future into line with other listed media companies. We have also assessed our own performance and effectiveness as a Board. We believe we are in full compliance with all aspects of best practice but as always, I am very keen to hear from shareholders who have any concerns or issues.

Proposed change of company name

We propose to shorten the Company's name to Future plc because we are so often known simply as Future. A resolution to make this change will therefore be put to shareholders at the forthcoming Annual General Meeting.

Dividend policy and share buy-backs

Future is a highly cash-generative Group and the Board is very aware that there are a number of different ways to turn this into shareholder value. In May 2004 we paid our first ever dividend of 1.25 pence per share and we have recommended an increased second dividend of 1.5 pence per share, payable in January 2005 following approval at our forthcoming AGM. Having set out on this path, it is the intention of the Board to continue to recommend dividends each year. In 2005, we propose to introduce an interim as well as a final dividend. Dividend levels will clearly be determined by reference to the Company's profitability, distributable earnings and cash generation.

At the forthcoming AGM the Board will again seek approval from shareholders to buy back shares as another mechanism for creating shareholder value. However at this time, there is no intention to use this authority.

Strategy

Future is a special-interest consumer magazine publisher serving a large number of targeted audiences, rather than being in the general-interest consumer publishing sector. This presents a huge opportunity as new communities of interest are always emerging and evolving.

The Company has both the financial and management resources to acquire and launch new titles. When appropriate opportunities arise, we will continue to expand by both launch and acquisition. At 30 September 2004 Future had net cash balances of £9.8m and unused bank facilities of a further £22.0m.

At present, our business comprises computing, games and entertainment titles. The Board is investigating a large number of possible new magazines, most of which would expand our portfolio in the entertainment sectors.

Current trading and prospects

The year to 30 September 2004 has been a good one for Future. We have succeeded with a number of acquisitions, launched some interesting new titles and refreshed and improved a number of existing titles. We have strengthened the management team in our largest business, the UK, where trading has exceeded our previous expectation.

Current trading is encouraging; we have made a very promising start to the first quarter of our new financial year.

Our prospects are excellent. I am optimistic that our shareholders' continued confidence in Future will be justified.

Roger Parry
Chairman
7 December 2004

I am optimistic that our shareholders' continued confidence in Future will be justified.

Chief Executive's review

I am proud to have led the Group through another successful year. Our strength is our people: my thanks to all at Future for their commitment, ability and achievements in 2004.



Greg Ingham
Chief Executive



Introduction

This has been an important period of growth for Future – but not nearly as important as the growth we are planning for the next four years. We are focused on growing the business to enhance shareholder value. Our target is to double the sales and profits of the business. We have the strategy, financial capability, management strength and corporate desire to achieve that end.

Growth plan

Since 2001, Future's business has grown from £143m revenues and £10m of adjusted operating profit to £190.4m and £23.6m for the year to September 2004. In less than four years, Future's revenues have thus grown 33% and profits 136%. This profit growth has been achieved largely organically. The cumulative spend on acquisitions during this period has been £22.4m, with revenues of £20 8m and profits of £2.4m coming in the year to September 2004. These acquisitions have been funded entirely through cash flow. The sum total of net launch spend within each of the years 2001 to date is just £1.4m

This strong growth places Future amongst the fastest-growing UK media companies during the period – and without spending any 'new' money.

Given this track record, our strategic focus and our stated intention to use debt to help drive growth in our business, we are confident that our four-year growth target is achievable.

In making this commitment, we would also draw attention to the great strength, quality and discipline of our Board. Future has generated a reputation in recent years for its ability to judge risk carefully, and we stress that this will continue to underpin how we evaluate opportunities.

The only caveat is that a strategy which is in part based on acquisition is also inherently based on opportunity and availability of assets at sensible prices. Attractive assets are available and we believe will continue to be.

2004 performance

The year to September 2004 saw Future continuing to grow both in terms of magazine sectors and internationally. In constant currency, revenues grew 11%, adjusted operating profits 6% and adjusted earnings per share by 17%. That growth has come through a combination of organic development, launches and acquisitions. Though we break out the figures for clarity, we stress that operationally each route to growth is important to us, whether driven by our creative ability with launches, redesigns and existing magazines; or by our financial firepower for portfolio development, new magazines and acquisitions.

We continue to diversify Future. By subject matter and by revenue, our business is now split: games 44% (2003: 47%); computing 30% (32%) and the 15-sector entertainment 26% (21%). Geographically by revenue, Future's shape is: UK 52% (2003: 56%); US 27% (24%) and Mainland Europe 21% (20%).

This gives increasing evidence of the great flexibility of our Company. We have sector-leading titles in an array of subject areas and countries, whether that's the biggest-selling guitar magazines in the US, or the leaders in French Internet titles, or the best-selling mountain bike magazine in the UK, or the leader in Italian PC games magazines.

Turnover by sector 2004


1
3
1 44% Games
2 30% Computing
3 26% Entertainment

Turnover by territory 2004


1
3
1 52% UK
2 27% US
3 21% Mainland Europe

Helen Johns
Senior Advertising Manager – Entertainment Group, UK

Future sells 5.3 million magazines every month from operations in the UK, US, France and Italy.

Source: ABC, BPA Worldwide, OJD and ADS circulation audits.

5.3m magazines sold every month

Chief Executive's review
continued


Exporting our titles to
98
countries



Tom Shaw, Senior Account Manager – International Department, UK

From Albania to Venezuela, Future exports its magazines to 98 countries around the globe.

Almost uniquely among UK consumer magazine companies, over 50% of our revenues come from overseas (including UK exports). Future has demonstrated its ability to succeed in different countries. Future is the UK's leading magazine content licensor; we now have 107 licensed editions in 30 countries.

In terms of expansion, the shape of our business underpins Future's ability to seek out new opportunities – whether by country (such as the US, in recent times for us) or by sector (such as in games – revenues up 56% in three years). We see growth drivers and growth opportunities across the business.

Future's businesses
Future's four operations in the UK, US, France and Italy are run by experienced managers. Our four Managing Directors collectively have 32 years working at Future.

This continuity has shown benefit. We have experienced, knowledgeable, driven leaders of our businesses. They know their companies and markets, and have clear growth plans.

In the UK, Robert Price was appointed as MD in March, having previously been Publishing Director of our largest division, Entertainment. Robert's brief was to galvanise the UK business, which has been strong in terms of margin but sluggish on growth. He is being encouragingly vigorous. We have a largely-new and highly effective operating Board in the UK; the existing portfolio is being overhauled and reinvigorated; active launching has recommenced; a new magazine distributor, Marketforce, is now handling our portfolio, and there have been four acquisitions since Robert's appointment.

The impact of all these initiatives has already begun to have some effect and Future UK is well placed to deliver double-digit growth in the coming year.

The US has continued to thrive under Jonathan Simpson-Bint's leadership. Through organic growth, launches and the full-year effect of our guitar acquisitions, in dollar terms revenue has been driven up 34% in the year – a very significant rise in an otherwise quiet year in US media. Profit has been impacted by the launch costs of *Mobile PC* ($2.9m) and also establishing a publishing base for our music-making titles in New York.

During the year, Future became the fastest-growing US magazine publisher at newsstand (13th on that ranking overall) – a considerable and rare achievement for a British company.

We have announced two launches in the US for the new financial year. *Future Music* is a US version of our successful UK title, serving the electronic music-making sector. Later in the year, we will launch into the action sports sector with *Future Snowboarding*, which is a highly promising area for Future, given the young male-oriented magazines we successfully publish in the US.

France has been the Group's star performer in 2004. Sari Zaimi has very capably led the business to good profitability, following the successful integration of the spring 2003 acquisition from Hachette; profit growth has come from both games and computing magazines. There will be two Future launches in France this coming year in computing. The largest launches in the spring.

Our Italian business has had flat profits year-on-year. This is a reasonable outcome, given considerable sector competition. Our team, led by Bernardo Notarangelo, has responded strongly in recent months: *Giochi per Il Mio Computer*, for example, had a strong increase in sales via creating an additional budget-priced offering. *Maximum PC* has just been launched, based on the highly-successful Future US title.

I am proud to have led the Group through another successful year. Our strength is our people: my thanks to all at Future for their commitment, ability and achievements in 2004.

The next chapter of our growth starts here.



Greg Ingham
Chief Executive
7 December 2004


17

Our titles cover sectors as diverse as bikes, cars, computing, crafts, digital photography, film, football, games, guitars, hair, homes, kids' magazines, music-listening, music-making, sci-fi, stitching and technology.

Excellent progress in Mainland Europe

With a substantial increase in sales and in profits the turnaround in the European business is complete and both companies are gearing up for new magazine launches in 2005.


PlayStation 2
LE MAGAZINE OFFICIEL
Achat
ATI ou nVIDIA?
LE TOP DES CARTES 3D EN TEST

Future France was the Group's star performer in 2004, with particular success on the newsstand where the number of monthly titles now published has reached 16.

No. 1

Future is now the leading publisher of games magazines in France with the acquisition, in 2003, of *PlayStation 2 - Le Magazine Officiel*, *Joypad* and *Joystick* boosting the portfolio. The integration of these titles into the French business has been a success. While extending the portfolio reach, there have also been significant cost savings.

+10%

Future now sells 28% of all consumer computing titles in France with sales of our biggest computing title *PC Achat* up 10% year-on-year. Two new titles are planned for launch in 2005. Future France is also in the unique position of having secured agreements to produce the Official magazines for the three major games consoles as well as for Microsoft Windows XP.


METAL GEAR SOLID 3
PORTABLES
Toutes les clés pour bien choisir
25 baladeurs audio et vidéo
Intel révolutionne


MAXIM
POTENZ
GIOCHI
PER IL MIO
COMPUTER
GIOCO COMPLETO
PREZZO INCREDIBILE!

Leveraging Group success

In Italy, Future is launching a new computing title, an Italian version of Future's highly successful US magazine *Maximum PC*, demonstrating Future's ability to leverage Group success. Target readership is similar to its US counterpart – young readers, mainly male, passionate about information technology, who demand the best performance from their machines.

100,000

A new budget edition of Future Italy's *Giochi per il Mio Computer* lifted total newsstand sales of the title to an all-time high of just over 100,000. The budget format is a smaller edition of Future's best-selling PC games magazine and is now sold alongside existing CD and DVD versions of the magazine.


2005
STAR WARS
BATTLEFRONT

A re-energised UK business



Since taking over as Managing Director of Future's UK business in March 2004 Robert Price has set about implementing a programme of development across the portfolio. So far this has resulted in the launch of four new magazines, the acquisition of a further seven titles and the relocation of Future's Bath-based editorial and publishing operation into new offices. This expansion of the UK portfolio has also allowed Future to enter several new special-interest areas.

UK Managing Director Robert Price outlines his strategy for growth:

The key areas of activity that are driving the UK business are the development of our existing brands, the launch of new products and expansion through acquisition. It's our intention to build momentum in all of these areas throughout the coming year.

Portfolio expansion is one facet of our launch strategy, applying publishing techniques developed in our existing titles to related sectors. *PaperCraft inspirations*, for example, takes the high-value magazine and cover gift model, successfully employed on our sector-leading stitching titles, into a new area. And wherever we identify an opportunity to bring a different, fresher product to a particular sector, we will enter new special-interest areas, as seen by the launch of *HairStyle & Beauty*.

Future's long-standing experience in producing the world's best games magazines gives us a great insight into the demands of young male readers. This knowledge put us in an ideal situation to produce new licensed titles through our Future Kids group. The first of these titles, *Jetix* and *Official Duel Masters* are performing well and we are planning to expand this area soon.



Our acquisition activity has already brought *PC Zone*, *What Laptop*, *Wedding Day*, *Junior* and *Junior Pregnancy & Baby* to Future, along with leading international property title *Spanish Homes Magazine*. The property and home interest sector is vibrant and exciting and one where we intend to expand our presence.

A continual programme of product development within our existing portfolio of 60 magazines is ensuring our titles remain fresh and relevant. Many of our key brands such as *PC Gamer*, *Mountain Biking UK*, *Future Music*, *Mac Format* and *Digital Camera Magazine* have been refreshed already this year. It's a programme that I see as vital and one which will never end – the market never stands still and nor will we.

Adding Future's magazine skill

The redesigned *Spanish Homes Magazine*, acquired in August 2004, is now designed to work much harder on the UK newsstand.

From February 2005 *Spanish Homes Magazine* will have:

- Stronger colours
- More appealing pictures
- *More reasons for the reader to buy it*
- Bolder masthead
- More topical news pages
- Easier to navigate page layout
- More entry points for the reader

Before Future's redesign



Spanish Homes

After Future's redesign



Spanish Homes
Red hot Med

Spotting new special-interest areas



With card making and scrapbooking predicted to be the next big crafting craze in the UK the launch of *PaperCraft inspirations* builds on Future's established history as a publisher of hobby titles

Building on our established centres of excellence





GAMER

Long standing music technology title *Future Music* is about to launch in the US, showing Future's ability to take a success in one country and launch it in another.

Both *Future Music* and *PC Gamer* have been refreshed in 2004 as part of Future's programme of product development.

US continues strong sales growth

Identify

[illegible]

Launch or acquire?

[illegible]

Case study 1

Acquiring: In 2003 *Guitar World* neatly met our criteria.

[illegible]

Case study 2

Launching: In 2004 we saw action sports as a perfect fit.

[illegible]





Case study 3
Leveraging content: International coverage attracts exclusive interviews.

In the past year, US title *Guitar World* has been able to share high profile cover interviews with its UK counterparts, with the promise of international coverage proving to be a useful negotiating tool in obtaining exclusive interviews (see below). Similarly the US guitar titles now have access to the UK guitar magazines ten years' worth of archives and extensive library of cover disc content.

Operating and financial review

Future has generated more than £23m of adjusted operating profit during each of the last two years to 30 September.



John Bowman
Group Finance Director



New in 2004

- 30 September is Future's new financial year end
- 11% annual growth in turnover in constant currency
- 20% increase in dividend to 1.5 pence per share

Summary

Future has generated more than £23m of adjusted operating profit during each of the last two years to 30 September. On average over that period, cash conversion of this profit has been over 90%. We have also benefited from a reducing tax charge. We have been able comfortably to pay our first dividend whilst confidently increasing our second.

Change of financial year end

Our change of financial year end from 31 December to 30 September, approved by shareholders, achieves a more balanced and effective management of the business internally, whilst also providing a better framework for managing the business as a public company.

Statutory results for nine months to 30 September 2004

These show that we generated £133.0m of turnover, operating profit of £0.4m, pre-tax profit of £0.6m and a basic loss per share of 0.2 pence. Adjusted operating profit was £13.1m and adjusted earnings per share were 3.7 pence. These results are slightly better than our expectation for the period

Statutory results for year ended 31 December 2003

These showed turnover of £182.7m, operating profit of £9.5m, pre-tax profit of £9.7m and basic earnings per share of 0.8 pence. Adjusted operating profit was £22.5m and adjusted earnings per share were 4.9 pence

Pro forma results for 12 months to 30 September 2004

We believe that these provide shareholders with more meaningful financial information, because they compare a full year to September 2004 with the full preceding year to September 2003. For the 12 months to 30 September 2004, Group turnover was £190.4m, 7% up on 2003 and 11% up in constant currency. Adjusted operating profit was £23.6m, up 1% on 2003 and 6% up in constant currency terms. The goodwill amortisation charge was £16.6m, up £4.9m because of recent acquisitions. Excluding the effect of this non-cash charge, adjusted earnings per share for the 12 months were 5.9 pence (2003: 5.2 pence), an increase of 13% (see figures 1 and 2).

Structure and size of the Group

As at 30 September 2004, the Group published 96 special-interest consumer magazines. We operate subsidiary companies in the UK, US, France and Italy. In addition, the Group licensed local editions of its magazines in a further 30 countries. The Group's progress can be seen in figure 3.

Magazine portfolio and launch activity

During the 12 months to 30 September 2004 we launched six titles at a cost of £2.0m, of which £1.6m related to *Mobile PC* in the US (see figure 4).

Figure 1 Financial highlights of pro forma results for 12 months to 30 September

	Sterling	Constant currency
Group turnover of £190.4m	Up 7%	Up 11%
Adjusted operating profit of £23.6m	Up 1%	Up 6%
Adjusted earnings per share at 5.9 pence	Up 13%	Up 17%
Dividend per share increased to 1.5 pence	Up 20%	Up 20%

Figure 2 Analysis of Group pre-tax profit for 12 months to 30 September

	2004 £m	2003 £m	Change £m
UK	17.3	17.6	(0.3)
US	5.6	8.0	(2.4)
Mainland Europe	3.1	0.6	2.5
Central costs	(2.4)	(2.9)	0.5
Adjusted operating profit	**23.6**	**23.3**	**0.3**
Profit on disposal of fixed asset investments	0.2	0.1	0.1
Net interest receivable and similar items	-	0.1	(0.1)
Sub-total	23.8	23.5	0.3
Goodwill amortisation	(16.6)	(11.7)	(4.9)
Pre-tax profit	**7.2**	**11.8**	**(4.6)**

Figure 3 Structure and size of the Group

12 months to 30 September	2004	2003	Change
Magazines	96	96	See table below
Overseas subsidiaries	3	3	No change
Headcount	1,120	1,033	Up 8%
Net launch spend	£2.0m	£0.3m	22 titles in 24 months
Acquisition spend	£8.7m	£13.7m	Six deals in 24 months
Net cash	£9.8m	£10.4m	

Figure 4 Magazine portfolio

Monthly titles	At 1 October 2003	Launches/ acquisitions	Disposals/ closures	At 30 September 2004
UK	60	9	(9)	60
US	6	2	-	8
France	17	1	(2)	16
Italy	13	-	(1)	12
Total	**96**	**12**	**(12)**	**96**

Operating and financial review continued



Mike Lamond
Publisher – Entertainment Group, UK

The most recent UK annual ABC circulation figures put Future in 5th slot with a retail sales value of £101m.

Performance of 2003 and 2004 acquisitions

Over the last two years we spent £22.4m on six acquisitions. In the 12 months to September 2004 these acquired titles generated turnover of £20.8m and adjusted operating profit of £2.4m. The acquisitions have enhanced earnings and their trading performance is ahead of the Group's expectation.

Currency effect on 12 month profits to 30 September 2004

In constant currency terms, turnover growth was 11% and adjusted operating profits would have been £24.7m. The average value of the Dollar against Sterling weakened by 12%, impacting the reported results of our US business in particular. The average value of the Euro against Sterling also weakened by 0.5%. The Group impact of adverse currency movements held back operating profits by £1.1m.

UK performance for 12 months to September 2004

UK adjusted operating profit was £17.3m, representing an adjusted operating profit margin of 17% (2003: 17%) (see figure 6) and trading towards the end of the period exceeded our previous expectations.

In March we appointed Robert Price as UK Managing Director. He has implemented a number of initiatives to drive growth, including the promotion or appointment of a number of senior staff.

We changed our magazine distributor with effect from 1 May 2004 to Marketforce, the UK's largest magazine distributor. The new arrangement is working well.

Magazines acquired during the 12 months to September were *PSW*, *Xbox World*, *Spanish Homes Magazine*, *CVG* and *PC Zone*.

These titles have performed well, contributing turnover of £3.0m and adjusted operating profit of £0.8m.

Since the end of September we have acquired *What Laptop*, *Junior*, *Junior Pregnancy & Baby*, *Wedding Day* and their associated websites.

During September we launched *Official Duel Masters*, *Hair Style & Beauty*, *Jetix* and *PaperCraft inspirations*.

Export and licensing activity

UK exports totalled £11.0m (2003: £10.3m), an increase of 7%. The weakening of the US Dollar held back UK revenues by £0.5m, primarily in computing. International licensing revenue for the Group was £3.0m, up 20% on 2003.

US performance for 12 months to September 2004

US adjusted operating profit was $9.9m, representing an adjusted operating profit margin of 11% (2003: 18%) (see figure 7). Average audited monthly magazine sales of Future's US portfolio rose 23% to 1,899,898 building on our position as the fastest-growing publisher at newsstand in 2003 (source: *Circulation Management* magazine).

The acquired guitar magazines generated $18.0m of turnover and $1.2m of adjusted operating profit. We have recently added cover-mounted discs to our key guitar titles, an innovation new to the US guitar magazine sector but one successfully pioneered by Future in the UK during the 1990s.

The 12 months to September 2003 produced a very strong US trading result, not affected by either launch or acquisition. The result for the subsequent 12 months reflects $2.9m of losses from *Mobile PC*, launched in January, together with the initial impact of the guitar titles.

We were delighted to announce in early July the significant extension to the *Official Xbox Magazine* contract with Microsoft. This means that Future has the exclusive, worldwide rights (excluding Japan) to publish Official magazines for all Microsoft Xbox products until 31 December 2011. Copy sales of *Official Xbox Magazine* in the US increased 18% on 2003.

Figure 5 Magazine portfolio analysed by sector

Monthly titles	Games	Computing	Entertainment	Total
UK	15	20	25	60
US	3	3	2	8
France	9	7	–	16
Italy	5	7	–	12
Total	32	37	27	96

Group turnover by sector 2004


1 44% Games
2 30% Computing
3 26% Entertainment

Group turnover by sector 2003


1 47% Games
2 32% Computing
3 21% Entertainment

Figure 6 UK performance for 12 months to September

	2004 Turnover £m	2004 Contribution £m	2004 Margin %	2004 % of turnover %	2003 Turnover £m	2003 Contribution £m	2003 Margin %
Games	33.8	11.1	33%	34%	34.4	9.9	29%
Computing	27.3	7.9	29%	27%	29.8	9.8	33%
Entertainment	39.3	10.5	27%	39%	36.8	11.0	30%
	100.4	29.5	29%	100%	101.0	30.7	30%
Overheads and other costs		(12.2)				(13.1)	
Total	100.4	17.3	17%		101.0	17.6	17%

UK turnover by sector 2004


1 34% Games
2 27% Computing
3 39% Entertainment

UK turnover by sector 2003


1 34% Games
2 30% Computing
3 36% Entertainment

Figure 7 US performance for 12 months to September

	2004 Turnover $m	2004 Contribution $m	2004 Margin %	2004 % of turnover %	2003 Turnover $m	2003 Contribution $m	2003 Margin %
Games	52.1	15.3	29%	56%	50.6	15.8	31%
Computing	22.8	2.2	10%	25%	18.7	5.0	27%
Entertainment	18.0	3.7	21%	19%	–	–	–
	92.9	21.2	23%	100%	69.3	20.8	30%
Overheads		(11.3)				(8.0)	
Total	92.9	9.9	11%		69.3	12.8	18%

US turnover by sector 2004


1 56% Games
2 25% Computing
3 19% Entertainment

US turnover by sector 2003


1 73% Games
2 27% Computing

Figure 8 Mainland Europe performance for 12 months to September

	2004 Turnover €m	2004 Contribution €m	2004 Margin %	2004 % of turnover %	2003 Turnover €m	2003 Contribution €m	2003 Margin %
Games	32.6	7.0	21%	56%	27.2	7.1	26%
Computing	25.1	7.5	30%	43%	25.5	5.2	20%
Entertainment	0.8	(0.4)	–	1%	0.2	(0.1)	–
	58.5	14.1	24%	100%	52.9	12.2	23%
Overheads		(9.5)				(11.3)	
Total	58.5	4.6	8%		52.9	0.9	2%

Mainland Europe turnover by sector 2004


1 56% Games
2 43% Computing
3 1% Entertainment

Mainland Europe turnover by sector 2003


1 51% Games
2 48% Computing
3 1% Entertainment

Julianh Brown
Art Director
Official Xbox Magazine – US

The extension the *Official Xbox Magazine* partnership seals the longest and most extensive magazine deal in the computer games industry


Official Xbox
Magazine
partnership
extended until
2011

Mainland Europe performance for 12 months to September
Substantial progress has been made in Mainland Europe, with an adjusted operating profit of €4.6m representing an adjusted operating profit margin of 8% (see figure 8) (2003: 2%). This result is also stated after the cost of intra-group licence fees of €1.8m (2003: €2.6m).

This excellent progress has been driven by a strong performance in France. The titles acquired from Hachette in 2003 generated €11.4m of turnover and €1.3m of adjusted operating profit, with cost savings in line with our forecasts.

Our expanded business in France has experienced a good 12 months, with the enlarged operation better able to exploit economies of scale. Our Italian business has had flat profits year on year. Our operations in Mainland Europe have achieved significant progress in adjusted operating profitability.

Analysis of Group turnover
The tables opposite (figures 9–12) analyse the growth in Group turnover. All turnover was derived from the Group's principal activity of publishing special-interest consumer magazines.

Profitability of each business segment
Figure 13 shows the profitability of each business segment (measured at the gross contribution level) as a proportion of turnover for the 12 months to 30 September 2004.

Quarterly performance
Figure 14 provides a quarterly analysis of the pro forma results for the 12 months to September 2004, together with the corresponding quarterly figures to September 2003.

Half-yearly performance
Figure 15 provides an analysis of the pro forma results for the 12 months to September 2003 and 2004 split into our new half-years.

Group operating profitability and operating margins
Adjusted operating profit for the 12 months to 30 September 2004 was £23.6m (2003: £23.3m) representing an adjusted operating profit margin of 12% (2003: 13%). The business continues to target an adjusted operating profit margin of 15% in the mid-term.

Tax
The tax charge for the 12 months amounted to £4.7m which represents an effective tax rate for the 12 months of 20% (2003: 29%), ignoring goodwill amortisation. During the 12 months, Mainland Europe profits were effectively tax-free, reflecting the benefit of accumulated tax losses: this benefit should continue for some years.

Earnings per share
Basic earnings per share for the 12 months to 30 September 2004 amounted to 0.8 pence (2003: 1.6 pence). The reduction arises as a result of the increased amortisation charge in 2004. Adjusted basic earnings per share reflects earnings before goodwill amortisation and the 12 months generated 5.9p per share on this measure (2003: 5.2p per share), an increase of 13%.

Figure 9 Analysis of turnover for 12 months to September

	% of Group	2004 £m	2003 £m	Change %
UK	52%	100.4	101.0	Down 1%
US	27%	52.0	43.3	Up 20%
Mainland Europe	21%	39.9	35.8	Up 11%
Intra-group	–	(1.9)	(2.4)	–
Group turnover	100%	190.4	177.7	Up 7%

Figure 10 Analysis of turnover in constant currency

	% of Group	2004 £m	2003 £m	Change %
UK	51%	100.9	101.0	–
US	29%	58.0	43.3	Up 34%
Mainland Europe	20%	39.6	35.8	Up 11%
Intra-group	–	(1.9)	(2.4)	–
Group turnover	100%	196.6	177.7	Up 11%

Figure 11 Analysis of turnover by half-year

12 months to Sept	%	2004 £m	%	2003 £m	Change %
First half	52%	98.9	52%	91.8	Up 8%
Second half	48%	91.5	48%	85.9	Up 7%
Group turnover	100%	190.4	100%	177.7	Up 7%

Figure 12 Analysis of turnover by sector

Proportion of Group	UK	US	Mainland Europe	Group
Games	18%	15%	11%	44%
Computing	14%	7%	9%	30%
Entertainment	20%	5%	1%	26%
Total	52%	27%	21%	100%

Turnover by territory 2004



1 52% UK
2 27% US
3 21% Mainland Europe

Turnover by territory 2003



1 56% UK
2 24% US
3 20% Mainland Europe

Turnover by type 2004



1 68% Circulation
2 30% Advertising
3 2% Other

Turnover by type 2003



1 69% Circulation
2 29% Advertising
3 2% Other

Turnover by half-year 2004



1 52% H1
2 48% H2

Turnover by half-year 2003



1 52% H1
2 48% H2



50%
more in France

Julie Fournier Gaudreau Multimedia Editor France

Acquisitions and launches have helped Future France to grow copy sales by 50% over the last two years.

Luca Patrian
Web Designer
www.gamesradar.it
Italy

The web is an important part of Future's publishing business, helping build our magazine brands and providing useful subscription services to readers.


4.6m
web visits
each month

Dividend policy and dividend cover
As stated in our Annual Report 2003, the Board's intention is that dividends should be covered at least twice by adjusted earnings per share. The proposed final dividend of 1.5 pence per share is covered 2.4 times by adjusted earnings per share for the nine months to September 2004 and 3.9 times by reference to adjusted earnings per share for the 12 months to September 2004.

We intend to introduce an interim dividend in 2005. The first such interim dividend would be in respect of the six months to 31 March 2005.

Cash flows during 12 months to 30 September 2004
Future is a highly cash-generative business. At 30 September 2004 the Group held net cash of £9.8m, following a 12 month period when net cash inflow from operating activities was £17.7m. The more significant cash outflows were in respect of acquisitions (£9.6m); taxation (£5.8m); capital expenditure (£1.4m); and dividend (£4.0m).

Treasury policy and management
The Group is exposed to exchange rate fluctuations in the US Dollar and the Euro. The Board's policies to manage these exposures effectively remain unchanged from 2003. They include consideration being given to currencies negotiated in cross-border contracts and the use of spot and forward contracts as appropriate. No other instrument may be used without the approval of the Board. No hedging arrangements in respect of either interest rates or foreign currency were made during the period.

Group balance sheet at 30 September 2004
The Group's net assets at 30 September amounted to £107.7m (2003: £112.5m). The largest figure on the balance sheet relates to intangible fixed assets, which in turn relates to purchased goodwill arising on a number of acquisitions.

Intangible fixed assets
Intangible fixed assets carried on the balance sheet at £108.4m compared with £115.9m at 30 September 2003. During the 12 months, additions totalled £2.0m in respect of *Guitar One* acquired in the US and £7.9m in respect of titles acquired in the UK.

The 12 month amortisation amounted to £16.6m (2003: £11.7m). The charge reflects goodwill amortisation over different periods, appropriate to each acquisition. These periods are shown in figure 16 opposite.

As at 30 September 2004, the £108.4m may be analysed by territory as in figure 17.

Tangible fixed assets
The carrying value of the Group's tangible fixed assets was £3.5m, reflecting capital expenditure of £1.4m and a depreciation charge of £1.5m for the 12 months.

Working capital
Group debtors at 30 September 2004 amounted to £39.5m (2003: £36.0m) and included trade debtors representing an average of 47 debtor days outstanding at 30 September 2004 (2003: 48 days).

The Group had stocks of paper and other raw materials at the year end, and work-in-progress in relation to magazines scheduled for publication from October 2004. The total of these amounts was £5.0m, compared with £4.2m a year earlier.

Net cash
As at 30 September 2004 the Group's net cash position was £9.8m represented by (i) cash at bank and short-term deposits totalling £14.5m; and (ii) borrowing in US Dollars totalling £4.7m.

Leasehold property
The consolidated balance sheet contains provisions totalling £0.9m (2003: £1.6m) representing provisions against onerous lease commitments in respect of property in the US and UK.

The property provision reduced during the year mainly as a result of rental payments in respect of vacant property.

Accounting policies
The Group's accounting policies comply with UK Generally Accepted Accounting Practice (UK GAAP) and are explained on pages 68 and 69 and remained unchanged compared with those for 2003.

Basis of preparation of pro forma financial information
These same accounting policies were used in preparing the pro forma financial information on pages 28 to 41.

Revenue recognition
As in previous years, circulation and advertising revenue relating to a magazine is recognised with effect from the date the issue goes on sale. For example, the results for the period to September include revenue relating to magazines which went on sale during September, but which did not come off sale until during October. Because magazines are distributed to retail outlets on a sale or return basis, an estimate is made of expected sales; this is later corrected to actual sales when these are known.

Key performance indicators used by management
We regard adjusted operating profit (which ignores goodwill amortisation) as the single most important performance measure in assessing the Group's operating profitability. We monitor the Group's progress by reference to circulation and advertising revenue by territory, by type and by sector. For management accounts purposes, each magazine has its own profit and loss account, detailing magazine revenues and (after deducting direct magazine-related costs) the resulting gross contribution.

Impact of International Financial Reporting Standards (IFRS)
We continue to plan for the introduction of IFRS which will be mandatory from 2005. They will apply to Future's interim results for the six months to 31 March 2006 and the full year results to 30 September 2006.

Future is a relatively straightforward business and the areas of IFRS which are expected to have the most significant impact on financial results are explained below.

IFRS: amortisation and impairment of goodwill and intangible assets
We will cease to amortise purchased goodwill over its estimated useful life. Instead we will perform annual impairment reviews of goodwill.

Figure 13 Profitability of each business segment

Profitability (gross contribution as a proportion of turnover)	UK	US	Mainland Europe	Profitability of segment
Games	33%	29%	21%	29%
Computing	29%	10%	30%	25%
Entertainment	27%	21%	–	25%
Profitability by territory	29%	23%	24%	27%

Figure 14 Quarterly performance

	Quarter to December £m	Quarter to March £m	Quarter to June £m	Quarter to September £m	Total £m
Turnover					
Year to 30 September 2003	52.9	38.9	41.7	44.2	177.7
Year to 30 September 2004	57.4	41.5	45.6	45.9	190.4
Adjusted operating profit					
Year to 30 September 2003	11.1	3.2	3.3	5.7	23.3
Year to 30 September 2004	10.5	2.4	4.7	6.0	23.6

Figure 15 Half-yearly performance

	Half-year to March £m	Half-year to September £m	Total £m
Turnover			
Year to 30 September 2003	91.8	85.9	177.7
Year to 30 September 2004	98.9	91.5	190.4
Adjusted operating profit			
Year to 30 September 2003	14.3	9.0	23.3
Year to 30 September 2004	12.9	10.7	23.6

Figure 16 Intangible fixed assets

	Total period Years
Existing UK business, acquired in 1999	20
UK business acquired from Computec in 2003	3
Spanish Homes Magazine acquired in 2004	3
PC Zone and related assets acquired in 2004	3
Existing US business, acquired in 1999	10
Guitar World and *Guitar One* magazines, acquired in the US in 2003	5
HDP business acquired in France in 2003	2
Existing Italian business, acquired in 1999	10

Figure 17 Intangible fixed assets

	£m
UK	77.1
US	21.1
France	0.7
Italy	9.5
Total	**108.4**

Operating and financial review
continued


Selling
505,000
guitar magazines
every month in
US & UK

Paul Riario
Technical Editor
Guitar World
US

Future publishes the sector-leading guitar titles in the US and the UK. Total sales average 505,000 copies each month.

IFRS: share based payments
We will be required to record an expense relating to the estimated fair value of all employee share awards issued after 7 November 2002. No charge is currently made under UK GAAP.

Other aspects of IFRS reporting
The main changes to cash flow statements envisaged by IFRS are presentational in nature. Future does not have any derivative financial instruments or defined benefit pension schemes. Segmental reporting is potentially more extensive under IFRS than at present. We believe that we already provide comprehensive segmental analysis of the Group's business.

We will continue with our preparatory work so that any changes needed to our internal systems are implemented in good time.

Business Indicators for year to 30 September 2005
The Board's overall aim is to achieve growth in adjusted earnings per share. As part of that aim, in the new financial year we anticipate spending at least £2m on magazine launches; our budget anticipates capital expenditure of up to £2m; and we currently estimate an effective tax rate in the region of 20% compared with 20% for the year ended 30 September 2004. The estimated likely goodwill amortisation charge for 2005 is £19m.

Summary

We have successfully grown the business. Launch and acquisition activity has enhanced earnings and the expanded business is both demonstrably profitable and strongly cash-generative. After spending £2.3m on launches and £22.4m on acquisitions within the last two years and £4m on our first dividend, we still had almost £10m of net cash at the period end.

The most recent 12 months to September have provided us with expanded dividend cover, and against this strengthened background we have been able to recommend a 20% increase in dividend, consistent with the dividend policy published last year and without restricting our ability to grow further. We are in good shape.

John Bowman
Group Finance Director
7 December 2004

Board of Directors



















1
2 3
4 5
6 7
8

1 Roger Parry (age 51)
Independent non-executive Chairman •
Roger was appointed as a non-executive Director of the Company on 4 June 1999 and as non-executive Chairman on 28 September 2001. He runs the International Division of Clear Channel Communications. Previously he was Chief Executive of More Group plc and has been a director at Aegis Group plc and WCRS plc. He spent three years with McKinsey, the international consulting firm, and before that was a journalist with BBC TV and radio. He is also Chairman of Johnston Press plc, a non-executive director of iTouch plc and a trustee of the Shakespeare's Globe Theatre.

2 Greg Ingham (age 44)
Chief Executive
Greg was appointed as a Director of the Company on 11 May 1999, and led Future through its IPO in June 1999. He began his publishing career as a journalist at Reed International plc in 1983. Having left in 1984 to edit an independent trade paper, he then joined Future Publishing in September 1988 as publisher. He was appointed Managing Director in January 1996 and, having led the management buy-out from Pearson in April 1998, was appointed Chief Executive of Future Publishing Holdings Limited. He became Chief Executive of the Company at the time of the flotation. He is Chairman of the DTI Games Industry Forum and also of the Edinburgh Games Festival, is a director of the Periodical Publishers' Association and is a trustee of the Entertainment Software Charity. He is also a director of the Theatre Royal Bath.

3 John Bowman (age 48)
Group Finance Director
John joined Future as Group Finance Director on 16 November 2001. Prior to that he spent seven years as Group Finance Director at Scottish Radio Holdings plc (SRH). His media experience includes commercial radio, publishing, outdoor advertising and film. During his time at SRH, he played a key role in the group's successful expansion by acquisition and organic growth. Before joining the SRH group John worked for KPMG where he qualified as a chartered accountant.

4 Patrick Taylor (age 55)
Independent non-executive • • •
Patrick was appointed as a non-executive Director and Chairman of the Audit committee on 24 April 2001. He was formerly Chief Executive of GWR Group plc, the owner of, amongst others, the UK's largest commercial radio station, Classic fm. Before joining GWR, Patrick was Group Finance Director of Capital Radio plc. A qualified chartered accountant, he began his career at Coopers & Lybrand and became a partner with the practice in 1980, specialising in corporate finance.

5 Michael Penington (age 46)
Senior independent non-executive • • •
Michael was appointed as a non-executive Director of the Company on 19 April 2000 after 16 years at US investment bank Morgan Stanley, most recently as an Executive Director, Corporate Finance Department. His experience at Morgan Stanley included transactions in several European countries and coverage of venture capitalists. He holds a D.Phil. from Oxford University. He is a non-executive Director of Innovonics Ltd, an Australian public company, and of a number of small private technology companies in the United Kingdom.

6 Lisa Gordon (age 38) • •
Independent non-executive
Lisa was appointed as a non-executive Director on 12 March 2003. Lisa started her career in the City as an investment analyst with County NatWest and made the move into industry in 1993 when joining the record industry's trade body IFPI. Lisa joined Chrysalis Group plc in 1994 as Corporate Development Director and was appointed to the main Board. She held this role for eight years with particular responsibility for managing the Group's corporate relations. She left the Chrysalis Group on 31 December 2002 in order to be able to spend more time with her young family whilst pursuing new corporate interests.

7 John Mellon (age 63) • •
Independent non-executive
John was appointed as a non-executive Director on 12 March 2003. John has had a successful business career in magazine publishing, was Chairman of IPC Magazines and a member of the executive committee of Reed Elsevier. He is Chairman of the Irish Writers' Centre.

8 Mark Millar (age 35)
Company Secretary
Mark was appointed Company Secretary and Head of Legal on 23 September 2002. Mark is a solicitor who joined the Company from one of the leading international law firms, Allen & Overy. He has a wide range of UK and international commercial and corporate finance experience.

Key:
- Member of the Audit committee
- Member of the Remuneration committee
- Member of the Nomination committee

Independent review report to The Future Network plc

We have been instructed by the Company to review the pro forma financial information on pages 28 to 41. The pro forma financial information, which has been prepared on the basis set out in note 1, comprises pro forma profit and loss accounts for the years ended 30 September 2003 and 30 September 2004, pro forma cash flow statements for the years ended 30 September 2003 and 30 September 2004, a pro forma balance sheet as at 30 September 2003, balance sheet at 30 September 2004 extracted from the audited financial statements for the period ended 30 September 2004 and related notes.

Directors' responsibilities
The pro forma financial information is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the pro forma financial information using accounting policies that are consistent with those applied in preparing the audited accounts.

Review work performed
We conducted our review using the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. This guidance is normally used for the purpose of the review of interim accounts. Our review consisted principally of making enquiries of Group management and applying analytical procedures to the pro forma financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. Our review excluded audit procedures such as tests of controls and verification of assets, liabilities and transactions. It was substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the pro forma financial information. This report, including the conclusion, has been prepared for and only for the Company. We do not, in producing this report, accept or assume responsibility to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the pro forma financial information included on pages 28 to 41 for each of the years ended 30 September 2003 and 30 September 2004.


PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
Bristol
7 December 2004

Pro forma financial information: 12 months to September

The pro forma financial information is for the 12 months to 30 September 2004, together with the corresponding figures for the 12 months to 30 September 2003.

Pro forma Group profit and loss account

for the 12 months to 30 September 2004

	Note	Pro forma 12 months to 30 September 2004 £m	Pro forma 12 months to 30 September 2003 £m
Turnover			
Continuing operations		185.1	177.7
Acquisitions	17	5.3	–
	2	190.4	177.7
Operating profit/(loss)			
Continuing operations			
Operating profit before amortisation of intangible assets		22.7	23.3
Amortisation of intangible assets	9	(14.7)	(11.7)
		8.0	11.6
Acquisitions			
Operating profit before amortisation of intangible assets	17	0.9	–
Amortisation of intangible assets	9	(1.9)	–
		(1.0)	–
Operating profit	3	7.0	11.6
Profit on disposal of fixed asset investments		0.2	0.1
Profit on ordinary activities before interest		7.2	11.7
Net interest receivable and similar items	5	–	0.1
Profit on ordinary activities before tax	2	7.2	11.8
Tax on profit on ordinary activities	6	(4.7)	(6.7)
Profit for the year	16	2.5	5.1
Dividend – December 2003 paid	7	(4.0)	–
Dividend – September 2004 proposed	7	(4.9)	–
Retained (loss)/profit for the year		(6.4)	5.1

Earnings per 1p Ordinary share

	Note	Pro forma 12 months to 30 September 2004 pence	Pro forma 12 months to 30 September 2003 pence
Basic earnings per share	8	0.8	1.6
Adjusted basic earnings per share	8	5.9	5.2
Diluted earnings per share	8	0.8	1.6
Adjusted diluted earnings per share	8	5.9	5.2

Pro forma Group statement of total recognised gains and losses

for the 12 months to 30 September 2004

	Note	Pro forma 12 months to 30 September 2004 £m	Pro forma 12 months to 30 September 2003 £m
Profit for the year	16	2.5	5.1
Dividend – December 2003 paid	7	(4.0)	–
Dividend – September 2004 proposed	7	(4.9)	–
Retained (loss)/profit for the year		(6.4)	5.1
Net exchange adjustments offset in reserves	16		1.3
Tax on exchange adjustments offset in reserves	16	–	(0.2)
Release of pre-acquisition loan	16	1.0	–
Tax on release of pre-acquisition loan	16	(0.4)	–
Unwinding of licensing obligation	16	0.1	–
Total recognised (loss)/gain relating to the year		(5.7)	6.2

Group balance sheet

as at 30 September 2004

	Note	Audited 30 September 2004 £m	Pro forma 30 September 2003 £m
Fixed assets			
Intangible assets	9	108.4	115.9
Tangible assets	10	3.5	3.5
		111.9	119.4
Current assets			
Stocks	11	5.0	4.2
Debtors	12	39.5	36.0
Investments	13	2.5	9.0
Cash at bank and in hand		12.0	8.6
		59.0	57.8
Creditors: amounts falling due within one year	14	(62.3)	(62.7)
Net current liabilities		(3.3)	(4.9)
Total assets less current liabilities		108.6	114.5
Provisions for liabilities and charges	15	(0.9)	(2.0)
Net assets		107.7	112.5
Capital and reserves			
Called-up share capital	16	3.2	3.2
Share premium account	16	23.7	–
Merger reserve	16	109.0	109.0
Other reserves	16	–	21.8
Profit and loss account	16	(28.2)	(21.5)
Equity shareholders' funds		107.7	112.5

Pro forma Group reconciliation of movements in shareholders' funds

for the 12 months to 30 September 2004

	Note	Pro forma 12 months to 30 September 2004 £m	Pro forma 12 months to 30 September 2003 £m
Profit for the year	16	2.5	5.1
Dividend – December 2003 paid	7	(4.0)	–
Dividend – September 2004 proposed	7	(4.9)	–
Retained (loss)/profit for the year		(6.4)	5.1
Premium on shares issued during the year	16	0.9	0.1
Net exchange adjustments offset in reserves	16	–	1.3
Tax on exchange adjustments offset in reserves	16	–	(0.2)
Release of pre-acquisition loan	16	1.0	–
Tax on release of pre-acquisition loan	16	(0.4)	–
Unwinding of licensing obligation	16	0.1	–
Net movement in shareholders' funds		(4.8)	6.3
Opening equity shareholders' funds		112.5	106.2
Equity shareholders' funds as at 30 September		107.7	112.5

Pro forma Group cash flow statement

for the 12 months to 30 September 2004

	Pro forma 12 months to 30 September 2004 £m	Pro forma 12 months to 30 September 2003 £m
Net cash inflow from operating activities	17.7	25.3
Returns on investments and servicing of finance		
Interest received	0.6	0.5
Interest paid	(0.4)	(0.4)
Net cash inflow from returns on investments and servicing of finance	0.2	0.1
Tax		
Tax paid	(6.6)	(7.6)
Tax received	0.8	2.0
Net tax paid	(5.8)	(5.6)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(1.4)	(1.4)
Sale of tangible fixed assets	-	0.2
Sale of fixed asset investments	-	0.1
Net cash outflow from capital expenditure and financial investment	(1.4)	(1.1)
Acquisitions and disposals		
Purchase of subsidiary undertakings	(3.3)	(3.7)
Net cash acquired with subsidiary undertakings	-	0.5
Disposal of subsidiary undertakings	0.2	-
Purchase of magazine titles	(5.6)	(10.2)
Purchase of subscription lists	-	(0.1)
Payment of deferred consideration	(0.7)	(0.7)
Net cash outflow for acquisitions and disposals	(9.4)	(14.2)
Dividends		
Equity dividend paid	(4.0)	-
Net cash outflow from payment of dividend	(4.0)	-
Management of liquid resources		
Decrease/(increase) in short-term deposits with bank	6.5	(9.0)
Net cash inflow/(outflow) in management of liquid resources	6.5	(9.0)
Net cash inflow/(outflow) before financing	3.8	(4.5)
Financing		
Proceeds from issue of Ordinary share capital	0.9	0.1
Draw down of bank loans	-	5.7
Movement in other loan	(0.5)	(0.1)
Repayment of bank loans	(0.3)	-
Net cash inflow from financing	0.1	5.7
Increase in cash in the year	3.9	1.2

Notes to the pro forma Group cash flow statement

for the 12 months to 30 September 2004

a) Cash flow from operating activities

The reconciliation of operating profit to net cash inflow from operating activities is as follows:

	Pro forma 12 months to 30 September 2004 £m	Pro forma 12 months to 30 September 2003 £m
Operating profit	7.0	11.6
Depreciation charge	1.5	1.2
Amortisation of intangible assets	16.6	11.7
Movement in provisions	(1.2)	(2.2)
(Increase)/decrease in stocks	(1.4)	1.0
(Increase)/decrease in debtors	(1.6)	2.6
Decrease in creditors	(3.2)	(0.6)
Net cash inflow from operating activities	**17.7**	**25.3**

b) Analysis of net cash

	At 1 October 2003 £m	Cash flow £m	Other non-cash changes £m	Exchange movements £m	At 30 September 2004 £m
Cash at bank and in hand	8.6	3.9	–	(0.5)	12.0
Debt due within one year	(7.2)	0.8	1.0	0.7	(4.7)
Liquid resources	9.0	(6.5)	–	–	2.5
Net cash	**10.4**	**(1.8)**	**1.0**	**0.2**	**9.8**

Other non-cash changes relate to the release of a pre-acquisition loan (see note 16).

c) Reconciliation of movement in net cash

	Pro forma 12 months to 30 September 2004 £m	Pro forma 12 months to 30 September 2003 £m
Net cash at 1 October	10.4	4.9
Increase/(decrease) in cash	3.9	(4.5)
Movement in deposits	(6.5)	9.0
Movement in borrowings	0.8	(0.1)
Non-cash movements (note 16)	1.0	–
Exchange movements	0.2	1.1
Net cash at 30 September	**9.8**	**10.4**

Notes to the pro forma financial information

1. Basis of preparation of pro forma financial information

In order to assist readers following the change of financial year end, pro forma financial information has been prepared for the 12 months ended 30 September 2004 and 2003. These results are unaudited and do not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. Statutory accounts for the 12 months ended 31 December 2002 and 2003 upon which unqualified audit opinions were given have been delivered to the Registrar of Companies. The accounting policies as stated on pages 68 and 69 of the statutory accounts for the nine months ended 30 September 2004 have been applied consistently throughout in the preparation of this pro forma financial information.

2. Segmental reporting

The Group is involved in one class of business, the publication of magazines. The analysis of turnover by type, geographical analyses of turnover and profit before tax were as follows:

a) Turnover by type

	Pro forma 12 months to 30 September 2004 £m	Pro forma 12 months to 30 September 2003 £m
Circulation	129.8	122.6
Advertising	56.2	51.0
Other	4.4	4.1
Total	190.4	177.7

b) Turnover by origin

	Pro forma 12 months to 30 September 2004 £m	Pro forma 12 months to 30 September 2003 £m
United Kingdom	100.4	101.0
United States	52.0	43.3
Mainland Europe	39.9	35.8
Turnover between segments	(1.9)	(2.4)
Total	190.4	177.7

c) Turnover by destination

	Pro forma 12 months to 30 September 2004 £m	Pro forma 12 months to 30 September 2003 £m
United Kingdom	83.5	84.9
United States	53.6	45.9
Mainland Europe	46.0	43.2
Rest of the world	9.2	6.1
Turnover between segments	(1.9)	(2.4)
Total	190.4	177.7

d) Profit on ordinary activities before tax by origin

	Pro forma 12 months to 30 September 2004 £m	Pro forma 12 months to 30 September 2003 £m
United Kingdom	11.4	12.5
United States	0.4	5.1
Mainland Europe	(1.7)	(2.8)
Central costs	(2.9)	(3.0)
Total	7.2	11.8

3. Operating profit

	Pro forma 12 months to 30 September 2004 £m	Pro forma 12 months to 30 September 2003 £m
Turnover	190.4	177.7
Cost of sales	(126.3)	(115.0)
Gross profit	64.1	62.7
Distribution costs	(13.1)	(10.7)
Administration expenses	(27.4)	(29.0)
Amortisation of intangible assets	(16.6)	(11.4)
Total administration expenses	(44.0)	(40.4)
Operating profit	7.0	11.6

4. Employees and directors

Staff Costs	Pro forma 12 months to 30 September 2004 £m	Pro forma 12 months to 30 September 2003 £m
Wages and salaries	32.8	31.9
Social security costs	5.6	4.6
Other pension costs	0.7	0.6
Total	39.1	37.1

Notes to the pro forma financial information continued

5. Net interest receivable and similar items

	Pro forma 12 months to 30 September 2004 £m	Pro forma 12 months to 30 September 2003 £m
Interest receivable	0.6	0.5
Exchange (losses)/gains	(0.2)	0.2
Total interest receivable and similar items	0.4	0.7
Interest payable on bank loans and overdrafts	(0.3)	(0.3)
Other interest payable	(0.1)	(0.1)
Amortisation of discount relating to property provisions	-	(0.1)
Amortisation of discount arising on fair valuing of deferred consideration	-	(0.1)
Total interest payable and similar charges	(0.4)	(0.6)
Net interest receivable and similar items	-	0.1

6. Tax on profit on ordinary activities

The tax charges for the 12 months to 30 September 2004 and 12 months to 30 September 2003 are calculated using the weighted average effective rates for each 12 month period, derived from the Company's audited financial statements for the years 2002, 2003 and the 9 months to 30 September 2004.

7. Dividends

Equity dividends	September 2004	December 2003
Number of shares in issue at end of period (million)	324.5	320.7
Final dividend proposed/paid (pence per share)	1.5	1.25
Dividend proposed/paid (£ million)	4.9	4.0

The final dividend of 1.25p was the Company's first dividend, announced on 10 March 2004. The final dividend of 1.5p is the Company's second dividend, announced on 7 December 2004. No interim dividend has been paid in either 2003 or 2004.

8. Earnings per share

Basic earnings per share are calculated using the weighted average number of Ordinary shares outstanding during the year. Diluted earnings per share have been calculated by taking into account the dilutive effect of Ordinary shares that would be issued on conversion into Ordinary shares of options held under employee share schemes.

The adjusted earnings per share removes the effect of the amortisation of intangible assets from the calculation as follows:

Adjustments to profit on ordinary activities after tax

	Pro forma 12 months to 30 September 2004 £m	Pro forma 12 months to 30 September 2003 £m
Profit on ordinary activities after tax	2.5	5.1
Add: amortisation of intangible assets	16.6	11.7
Adjusted profit on ordinary activities after tax	19.1	16.8

	2004	2003
Weighted average number of shares outstanding during the period:		
– basic	323,215,690	321,247,818
– dilutive effect of share options	886,179	1,991,072
– diluted	324,101,869	323,238,890
Basic earnings per share (in pence)	0.8	1.6
Adjusted basic earnings per share (in pence)	5.9	5.2
Diluted earnings per share (in pence)	0.8	1.6
Adjusted diluted earnings per share (in pence)	5.9	5.2

The adjustments to profit have the following effect:

	2004 pence	2003 pence
Basic earnings per share	0.8	1.6
Amortisation of intangible assets	5.1	3.6
Adjusted basic earnings per share	5.9	5.2
Diluted earnings per share	0.8	1.6
Amortisation of intangible assets	5.1	3.6
Adjusted diluted earnings per share	5.9	5.2

Notes to the pro forma financial information continued

9. Intangible fixed assets

Pro forma Group	Goodwill £m
Cost	
At 1 October 2003	316.1
Additions	10.1
Adjustments to fair value on prior year acquisitions	0.1
Exchange adjustments	(1.5)
At 30 September 2004	**324.8**
Amortisation	
At 1 October 2003	(200.2)
Charge for the year	(16.6)
Exchange adjustments	0.4
At 30 September 2004	**(216.4)**
Net book value at 30 September 2004	**108.4**
Net book value at 30 September 2003	115.9

10. Tangible fixed assets

Pro forma Group	Land and buildings £m	Plant and machinery £m	Equipment, fixtures and fittings £m	Total £m
Cost				
At 1 October 2003	1.9	5.7	2.9	10.5
Reclassification	0.4	1.1	(1.5)	–
Additions	0.1	1.0	0.3	1.4
Disposals	(0.1)	(0.9)	(0.4)	(1.4)
Exchange adjustments	0.1	(0.1)	–	–
At 30 September 2004	**2.4**	**6.8**	**1.3**	**10.5**
Depreciation				
At 1 October 2003	(0.6)	(4.2)	(2.2)	(7.0)
Reclassification	(0.1)	(0.7)	0.8	–
Charge for the year	(0.2)	(1.2)	(0.1)	(1.5)
Disposals	0.1	0.9	0.4	1.4
Exchange adjustments	–	–	0.1	0.1
At 30 September 2004	**(0.8)**	**(5.2)**	**(1.0)**	**(7.0)**
Net book value at 30 September 2004	**1.6**	**1.6**	**0.3**	**3.5**
Net book value at 30 September 2003	1.3	1.5	0.7	3.5

11. Stocks

	Audited 30 September 2004 £m	Pro forma 30 September 2003 £m
Raw materials	1.6	1.5
Work in progress	2.8	2.2
Finished goods	0.6	0.5
Total	5.0	4.2

12. Debtors

	Audited 30 September 2004 £m	Pro forma 30 September 2003 £m
Amounts falling due within one year:		
Trade debtors	31.0	27.2
Corporation tax recoverable	2.0	1.0
Other debtors	2.9	2.5
Prepayments and accrued income	2.7	4.4
	38.6	35.1
Amounts falling due after more than one year:		
Other debtors	0.9	0.9
Total	39.5	36.0

Deferred tax

	Audited 30 September 2004 £m	Pro forma 30 September 2003 £m
At 30 September 2004 a deferred tax asset has been recognised within other debtors as follows:		
Amounts falling due within one year	0.9	0.4
Amounts falling due after more than one year	0.9	0.9

Notes to the pro forma financial information continued

13. Current asset investments

	Audited 30 September 2004 £m	Pro forma 30 September 2003 £m
Short-term bank deposits	2.5	9.0
Total	2.5	9.0

14. Creditors: amounts falling due within one year

	Audited 30 September 2004 £m	Pro forma 30 September 2003 £m
Bank and other borrowings	4.7	5.4
Trade creditors	16.5	16.5
Corporation tax	2.1	3.6
Other creditors including taxation and social security	9.3	9.0
Accruals and deferred income	24.7	27.5
Proposed dividend	4.9	–
Deferred consideration for acquisitions	0.1	0.7
Total	62.3	62.7

15. Provisions for liabilities and charges

	Property and dilapidations £m	Restructuring £m	Pro forma total £m
At 1 October 2003	1.6	0.4	2.0
Adjustments to fair value on prior year acquisitions	–	0.1	0.1
Charge in the year	0.1	–	0.1
Utilised in year	(0.8)	(0.5)	(1.3)
At 30 September 2004	0.9	–	0.9

16. Capital and reserves

	Called up share capital £m	Share premium account £m	Merger reserve £m	Other reserves £m	Profit and loss account £m	Pro forma total £m
At 1 October 2003	3.2	–	109.0	21.8	(21.5)	112.5
Premium on exercise of share options	–	0.9	–	–	–	0.9
Release of pre-acquisition loan	–	–	–	1.0	–	1.0
Tax on release of pre-acquisition loan	–	–	–	–	(0.4)	(0.4)
Transfer of premium on share options exercised	–	22.8	–	(22.8)	–	–
Unwinding of licensing obligation	–	–	–	–	0.1	0.1
Profit for the year	–	–	–	–	2.5	2.5
Dividends	–	–	–	–	(8.9)	(8.9)
At 30 September 2004	**3.2**	**23.7**	**109.0**	**–**	**(28.2)**	**107.7**

During the period a pre-acquisition loan has been released to other reserves in accordance with the 1999 US acquisition agreement.

In addition there has been a transfer of £22.8m from other reserves to the share premium account. This amount represents the premium on shares issued pursuant to the exercise of share options granted as part of the consideration for the 1999 acquisition of the US business. All such options have now been fully exercised and accordingly, the total premium has been transferred to the share premium account.

Notes to the pro forma financial information continued

17. Acquisitions

The results for the 12 months to 30 September 2004 include the undernoted contribution from acquisitions made in that period:

	Guitar One £m	Computec UK £m	Spanish Homes £m	PC Zone /CVG £m	Other £m	Total £m
Turnover	2.3	2.8	0.1	0.1	–	5.3
Adjusted operating profit	0.1	0.7	0.1	–	–	0.9
Amortisation of intangible assets	(0.5)	(1.0)	(0.1)	(0.1)	(0.2)	(1.9)
Operating loss	(0.4)	(0.3)	–	(0.1)	(0.2)	(1.0)

The aggregate provisional fair values of the net liabilities acquired at the dates of these acquisitions in the 12 months to 30 September 2004 are shown below:

Assets and liabilities acquired	Book value £m	Revaluations £m	Accounting policy alignment £m	Other £m	Fair value £m
Tangible fixed assets	0.1	(0.1)[1]	–	–	–
Debtors	0.7	–	–	–	0.7
Other creditors	(1.5)	–	–	–	(1.5)
Net liabilities acquired	(0.7)	(0.1)	–	–	(0.8)
Goodwill					10.1
Consideration					9.3
Consideration satisfied by:					
Cash					8.6
Licensing obligation[2]					0.3
Deferred consideration[3]					0.1
Associated costs					0.3
Total consideration					9.3

Notes:
The fair value adjustments comprise:
1 The revaluation of fixed assets to reflect the market value of assets acquired at the date of acquisition.
2 Licensing obligation – under the acquisition agreement of Computec UK, a subsidiary company of the Group will provide licensing and syndication rights for a five year period to Computec UK's former parent company, Computec AG. The value of this obligation has been fair valued with reference to the Group's existing licensing contracts and discounted at a rate equivalent to the Group's cost of capital.
3 The deferred consideration of £0.1m relates to the purchase of *Spanish Homes Magazine* and will be paid in the first half of 2005.

17. Acquisitions continued

During the last two years, the Group has spent £22.4m on acquisitions. In the 12 months to 30 September 2003 the results for these acquired businesses were as follows:

	HDP £m	Guitar World £m	Guitar One £m	Computec UK £m	Spanish Homes £m	PC Zone /CVG £m	Other £m	Total £m
Turnover	2.8	–	–	–	–	–	–	2.8
Adjusted operating profit	(0.2)	–	–	–	–	–	–	(0.2)
Amortisation of intangible assets	(1.0)	(0.1)	–	–	–	–	–	(1.1)
Operating loss	(1.2)	(0.1)	–	–	–	–	–	(1.3)

In the 12 months to 30 September 2004 these acquisitions contributed as follows:

	HDP £m	Guitar World £m	Guitar One £m	Computec UK £m	Spanish Homes £m	PC Zone /CVG £m	Other £m	Total £m
Turnover	7.8	7.7	2.3	2.8	0.1	0.1	–	20.8
Adjusted operating profit	0.9	0.6	0.1	0.7	0.1	–	–	2.4
Amortisation of intangible assets	(2.4)	(2.0)	(0.5)	(1.0)	(0.1)	(0.1)	(0.2)	(6.3)
Operating loss	(1.5)	(1.4)	(0.4)	(0.3)	–	(0.1)	(0.2)	(3.9)

In total, over the two years, the results include the undernoted contribution from acquisitions:

	HDP £m	Guitar World £m	Guitar One £m	Computec UK £m	Spanish Homes £m	PC Zone /CVG £m	Other £m	Total £m
Country	France	US	US	UK	UK	UK	–	
Date acquired	28.04.03	10.09.03	31.10.03	21.11.03	02.08.04	23.08.04	–	
Turnover	10.6	7.7	2.3	2.8	0.1	0.1	–	23.6
Adjusted operating profit	0.7	0.6	0.1	0.7	0.1	–	–	2.2
Amortisation of intangible assets	(3.4)	(2.1)	(0.5)	(1.0)	(0.1)	(0.1)	(0.2)	(7.4)
Operating loss	(2.7)	(1.5)	(0.4)	(0.3)	–	(0.1)	(0.2)	(5.2)

18. Post balance sheet events

On 30 November 2004 the Group's UK subsidiary Future Publishing Limited, acquired the title and goodwill of *What Laptop* for £0.65m in cash. For the year ended 30 September 2004 turnover was £0.8m and the profit attributable to those assets was £0.2m.

On 3 December 2004 Future Publishing Limited also acquired the entire issued share capital of Beach Magazines and Publishing Limited (Beach) for an initial consideration of £1.5m in cash and a further £1.5m deferred for one year, subject to the business meeting certain revenue targets. Beach publishes three titles: *Wedding Day*, *Junior* and *Junior Pregnancy & Baby*. For the 12 months ended 31 December 2003 turnover was £3.1m and operating profit was £0.2m.

Directors' report

for the financial period ended 30 September 2004

Principal activity and business review
The Group's principal activity is the publishing of special-interest consumer magazines, notably in the games, computing and entertainment segments of the consumer magazine market. The Group also publishes associated websites.

The Company has operating companies in the United Kingdom, United States, France and Italy. Reviews of the Group's activities during the year, the position at the period-end, post balance sheet events and likely future developments are set out in the Chairman's statement, Chief Executive's review, the operating and financial review and the corporate governance and responsibility reports.

Result of 2004 Annual General Meeting
All resolutions put to the Annual General Meeting held on 13 May 2004 were duly passed, with more than 75% of all shares having been voted. Of these, more than 99% were cast in favour of all resolutions. This enabled the Company to change its financial year and to pay its first dividend.

Change of financial year and reported financial results
The change of financial year end of the Group from 31 December to 30 September will achieve a more balanced and effective management of the business internally, whilst also providing a better framework for managing the business as a public company.

The audited financial statements for the period ended 30 September 2004 are set out on pages 61 to 88. Details of the Group's results and proposed dividend payment are set out in the Group profit and loss account on page 62 and in the notes to the financial statements.

Pro forma financial information for the 12 months to 30 September 2004, with comparative information for the 12 months to 30 September 2003, is also presented. In the opinion of the Board, this provides shareholders with more meaningful financial information. This is set out on pages 27 to 41 and is accompanied by a review report by PricewaterhouseCoopers LLP.

Proposed dividend
The Board recommends a final dividend of 1.5 pence per Ordinary share in respect of the financial period ended 30 September 2004. If approved at the Annual General Meeting to be held on 26 January 2005, this dividend will be paid on 31 January 2005 to shareholders on the register on 31 December 2004. The ex dividend date will be 29 December 2004.

Dividend policy and dividend cover
The Board's policy is that dividends should be covered at least twice by adjusted annual earnings per share. In respect of the 12 months to 30 September 2004, the proposed 1.5 pence dividend is covered more than 3.9 times, providing more than adequate cover. It is the Board's intention to consider introducing an interim as well as a final dividend during 2005.

Share capital
Details of all movements in share capital are given in note 18 on page 82. As at 30 September 2004, the number of Ordinary shares in issue was 324.5 million. This represents an increase of 0.6% compared with the number of Ordinary shares in issue as at 31 December 2003. All of the new shares were issued in satisfaction of employee share option exercises during the period. No shares were issued in relation to any of the acquisitions made by the Group during the last two years.

Directors
The names and details of the Directors holding office as at 30 September 2004 are set out on page 25. There were no changes to the Board during the period.

Directors' shareholdings in the Company's Ordinary share capital are set out opposite. The Company's Register of Directors' Interests in Shares contains full details of Directors' shareholdings and options to subscribe for shares and is available for inspection at the Company's registered office. No Director has any interest in any other share capital of the Company or any Group Company, nor does any Director have a material interest in any contract of significance to the Group.

Corporate governance
The Board supports best practice in corporate governance. The Board's report on this subject, which includes the Directors' statement of responsibilities for the preparation of the accounts, is set out on pages 44 to 48.

Corporate responsibility
The Board considers issues of corporate responsibility as important. The Board's report on this subject, which includes information in relation to environmental, employment and social policies, is set out on pages 49 to 52.

Annual General Meeting 2005
At the Company's sixth Annual General Meeting to be held on Wednesday 26 January 2005 at 11a.m. at the Wessex Suite, The Francis Hotel, Queen Square, Bath BA1 2HH, a number of resolutions will be proposed other than in the normal course of business. The resolutions are set out in the Notice of Annual General Meeting on pages 90 and 91 and an explanation of all resolutions is provided on pages 92 to 96.

Annual General Meeting procedures
Following best practice and as in previous years, the Company will, after voting has taken place at the 2005 Annual General Meeting, indicate the level of proxies lodged on each resolution together with the balance for and against each resolution and the number of abstentions. The Company will also, after the conclusion of the meeting, announce the results of voting to the London Stock Exchange. We will also write to all shareholders and post the results on our corporate website, www.thefuturenetwork.plc.uk. A summary of the votes cast at the meeting will also be available promptly on the website.

Approved by the Board of Directors and signed on its behalf by:



Mark Millar
Company Secretary
7 December 2004

Significant shareholdings

At 7 December 2004, the Company had been notified of the following significant interests in its Ordinary shares:

Shareholder	Number of shares	Percentage of issued share capital
Schroder Investment Management	68,909,250	21.23%
Fidelity International Limited	31,034,638	9.56%
Barclays Global Investors	23,718,309	7.31%
Aberforth Partners	18,900,000	5.82%
Aviva plc/Morley Fund Management	18,896,786	5.82%
Artemis	16,915,139	5.21%
UBS Global Asset Management	16,248,834	5.01%
Legal and General Group plc	11,719,232	3.61%
Capital Group Companies Inc.	9,987,900	3.08%
Directors' holdings	5,385,980	1.66%
Total of significant holdings	221,716,068	68.32%
Total number of shares in issue	324,522,021	100.00%

Directors' shareholdings[1]

The table below shows the Directors' interests in Ordinary shares of the Company from 1 January 2004 to 30 September 2004:

	Balance as at 1 January 2004	Purchases	Sales	Balance as at 30 September 2004
Directors in office at 30 September 2004				
Executive				
G Ingham[2]	4,034,445	204,142[3]	(206,607)[4]	4,031,980
J Bowman	500,000	100,000[3]	–	600,000
Non-executive				
R Parry	338,000	–	–	338,000
M Penington	281,000	–	–	281,000
P Taylor	100,000	–	–	100,000
L Gordon	–	–	–	–
J Mellon	35,000	–	–	35,000
Total	5,288,445	304,142[3]	(206,607)	5,385,980

Notes:
1 All of the above holdings are beneficial.
2 Greg Ingham is deemed to be interested in the 818,037 Ordinary shares held by his wife Jane Ingham.
3 The purchase of these shares was in respect of the 2003 Long-Term Incentive Plan, details of which are set out on page 58 of the Directors' remuneration report.
4 The sale of these shares was effected by Jane Ingham.
5 Details of share options held by Directors are shown on page 58.
6 There was no change in the Directors' interests between 30 September and 7 December 2004.

Disclosures in the Directors' report

The corporate governance report, corporate responsibility review and the explanation of AGM business all form part of the Directors' report.

Corporate governance report

Best practice and corporate governance
The Board has complied fully and throughout the period with the provisions of the Combined Code issued in July 2003. The Board continues to support best practice in corporate governance.

The Board
The Board considers that it conducts its role of providing entrepreneurial leadership for the Company within a framework of prudent and effective controls, enabling risks of both a financial and non-financial nature to be identified, assessed and managed.

The Board is responsible for the strategic planning of the Company and for ensuring that the Company has the necessary human and financial resources to meet the targets and business objectives set.

The Board considers that it has the right blend of skills and experience to bring strong, independent judgement and objective reasoning to bear in Board deliberations and decisions and also that the composition of the Board ensures that no Director or group of Directors has undue influence.

In light of the provisions of the Combined Code, the Board has reviewed and updated the Schedule of Matters Reserved for the Board. The Terms of Reference for each committee have also been reviewed and are available to view on the Company's website (www.thefuturenetwork.plc.uk).

Since the Company listed on the London Stock Exchange in 1999, it has had in place insurance cover in respect of legal action against Directors of the Board; no such legal actions have materialised.

Composition
The Company considers that the composition of the Board and its committees is fully compliant with the provisions of the Combined Code. The Board comprises two executive Directors (Greg Ingham, Chief Executive and John Bowman, Group Finance Director), a non-executive Chairman (Roger Parry), a senior independent non-executive Director (Michael Penington) and three other independent non-executive Directors (Patrick Taylor, Lisa Gordon and John Mellon). The Board considers that there is a strong presence of both executive and non-executive Directors on the Board.

A formal written division of responsibilities between Chairman and Chief Executive was approved by the Board during the period.

The Board has decided that, in accordance with what it considers best practice in corporate governance, every Director should retire and stand for re-election at each Annual General Meeting of the Company. The Company's Articles of Association require only that no Director serve for a period of longer than three years without retiring and standing for re-election.

Meetings
The Board generally meets at least six times per annum and it met five times during the nine month financial period to 30 September 2004. In each case, there was full attendance by each Director. The Board holds informal, private dinners on the evening before Board meetings to allow informal discussion about business topics before the following day's Board meeting.

All Directors are provided in advance of meetings with written packs of Board papers containing papers for decision, papers for discussion and others for information. Board packs are circulated usually one week in advance of Board meetings to allow proper time for consideration of the items on the agenda and the information provided. The same process of issuing packs of papers and information applies to all committee meetings.

In addition, at least once a year the Board has a strategy day at which it discusses all aspects of the Group's business and strategy. The strategy developed is then referred to regularly at Board meetings.

Non-executive Directors and Independence
In the view of the Board, the non-executive Directors bring strong, independent judgement and considerable knowledge and experience to the Board's deliberations. The terms of appointment of the Directors, which comply with the requirements of the Combined Code in relation to length of appointment, notice periods and compensation for termination of appointment, are available for inspection at the Company's registered office and at the Annual General Meeting and details are set out in the Directors' remuneration report on page 55.

All non-executive Directors serve three-year terms, terminable by either party on three months' notice subject to their annual re-election or removal pursuant to the provisions of the Companies Act and the Company's Articles of Association. There is no current limit to the number of terms which may be served; the Company has been listed on the London Stock Exchange for only five and a half years.

All of the non-executive Directors will stand for re-election at the Company's 2005 Annual General Meeting and annually thereafter. Biographical details for the non-executive Directors are set out on page 25.

The Board conducted a review of the independent status of each non-executive Director during the year, and considers that all of its non-executive Directors are independent for the purpose of the Combined Code. The Board carefully considered the factors that, under the provisions of the Combined Code, could affect independence.

Patrick Taylor was granted share options in 2001 subsequent to a contractual undertaking given by the Company when he joined the Board. Patrick Taylor has undertaken to the Company to exercise the 50,000 share options that vested on 19 November 2004 as soon as is reasonably practicable and to retain these shares for a minimum of one year from the eventual date of his leaving the Board. The Board has always considered Patrick Taylor independent and he is not financially dependent on the Company. It is the Board's view that he satisfies all of the relevant independence criteria set out in the Combined Code.

Executive Directors

The notice period for all executive Directors is one year. In the event of termination of employment, each executive Director is entitled to 12 months' notice and only basic salary is used to calculate any contractual termination payment.

Greg Ingham was last re-elected as a Director at the Company's 2002 Annual General Meeting, and John Bowman at the Company's 2004 Annual General Meeting. In accordance with the policy for annual re-election of all Directors, both will stand for re-election at the Company's 2005 Annual General Meeting. Biographical details for executive Directors are set out on page 25.

Company Secretary and advisers

All Board members have access to the advice and services of the Company Secretary, who is a qualified solicitor, and are entitled and encouraged to take independent professional advice if considered necessary, at the Company's expense, in the furtherance of their duties as Directors and committee members. The Company Secretary is also the secretary for the Audit, Remuneration and Nomination committees.

The Board as a whole is responsible for evaluating the performance of the Company Secretary and for the appointment or removal of the Company Secretary.

The Board reviews and monitors its advisers on an ongoing basis. In addition to using its nominated advisers, as listed on page 97, the Company makes considered use of a number of alternative advisers carefully selected for their expertise in relevant fields.

Committees

The Board has three permanent committees, in line with best practice. These are the Audit, Remuneration and Nomination committees, each of which has formally delegated duties and responsibilities. Terms of reference for all three committees, which are set by the Board and reviewed annually, are available on the Company's website.

The Board considers that the composition of each of the committees complies fully with the provisions of the Combined Code.

The following table sets out the frequency and levels of attendance of Directors at Board and committee meetings.

No. meetings held during the nine months to 30 September 2004	Full Board 5	Audit committee 3	Remuneration committee 3	Nomination committee 1
Greg Ingham	5	*2	*3	N/A
John Bowman	5	*3	*1	N/A
Roger Parry	5	N/A	*1	1
Michael Penington	5	2	3	1
Patrick Taylor	5	3	3	1
Lisa Gordon	5	2	3	N/A
John Mellon	5	1	3	N/A

* In attendance by invitation.

Audit committee

The Audit committee comprises Patrick Taylor (Chairman of the committee, who has recent and relevant experience), Lisa Gordon, John Mellon and Michael Penington. All members of the Audit committee are independent in accordance with the independence criteria set out in the Combined Code.

The external auditors attend each meeting, and the Chief Executive, Finance Director and other members of the financial management team attend by invitation. The Audit committee meets with the auditors without the presence of executive Directors at least once each year.

The committee's Terms of Reference include the matters recommended by the Combined Code and additional points. The committee's responsibilities include:

- Reviewing the operation of internal controls.
- Reviewing the measurement of the financial performance of the Group.
- Reviewing financial statements before publication and making recommendations to the Board on the appointment of the external auditors.
- Reviewing the scope and results of the external auditors' work, their independence and objectivity, and the audit fee.

During the year the Audit committee has, in particular, been closely involved with aspects of internal controls, as explained on pages 46 and 47.

Remuneration committee

The Remuneration committee comprises Michael Penington (Chairman of the committee), Patrick Taylor, Lisa Gordon and John Mellon. All members of the committee are independent in accordance with the independence criteria set out in the Combined Code. At the Board meeting held in September, it was agreed that John Mellon would become Chairman of the Remuneration committee after the forthcoming AGM.

Corporate governance report continued

The committee determines the remuneration packages of executive Directors, including their performance-related awards and share-based incentives, sets their individual bonus targets and the performance criteria attached to share-based incentives, as well as the remuneration of the Chairman. In addition, the committee manages and recommends remuneration levels for senior management in line with industry remuneration packages and considers and approves any new share-based incentive scheme to be implemented. The Directors' remuneration report explains the remuneration policies applicable.

During the year the Remuneration committee also specifically considered the impact of the change in the Company's financial year end on the Company's incentive schemes, and in particular in relation to the bonus targets. These are reported in more detail in the Directors' remuneration report on pages 53 and 54.

Nomination committee
The Nomination committee comprises Roger Parry (Chairman of the committee), Michael Penington and Patrick Taylor; each committee member is independent.

The committee conducts an annual review of the time required from a non-executive Director in order that he or she may satisfy their role, and reviews the structure, size and performance of the Board as a whole, with a view to making recommendations to the Board as to any changes that may be required. No new Directors were appointed during the period. On the recommendation of the committee, the Board has, during the year, developed and implemented a formal training and development policy for Board Directors to ensure their continued development and assist them in their roles.

The committee recommended that all Directors should retire and stand for re-election at the Company's 2005 Annual General Meeting and the Board has approved this policy.

Sub-committees
The Board regularly appoints a sub-committee consisting of at least two Directors in order to finalise and approve those matters that have been approved in principle by the Board subject to final amendments only.

A permanent sub-committee has been appointed consisting of at least two Directors to approve the issue and allotment of new shares in satisfaction of employee share option exercises.

Board performance evaluations
The non-executive Directors, led by Michael Penington, met during the financial period without the presence of the Chairman in order to assess the performance of the Chairman, and in doing so took into account the views of the executive Directors. It is widely held by the Board that the Chairman makes an important contribution to the Board and that he is a strong Chairman, leading Board discussions and meetings effectively and encouraging open and constructive discussions.

The Chairman met with the non-executive Directors, both individually and together, during the period without the presence of the executive Directors, in order to assess the performance of the executive Directors.

In 2004, each Director completed a Directors' questionnaire, which was developed and designed to assist the Board in its annual evaluation procedure, reviewing the constitution of the Board and assessing the manner of conducting and preparing for meetings, the performance of the Board as a whole as well as that of individual Directors and of each committee. The Company Secretary compiled a summary report on the basis of the answers provided, the results of which the Company Secretary discussed with the Chairman before preparing the final report. This was presented to the Board for discussion and review, including discussion regarding the performance of the Board and its committees.

The Chairman and Company Secretary met with each Director individually in order to discuss the questionnaire and individual performance. On the recommendation of the Nomination committee, the Chairman also discussed with each non-executive Director the time constraints placed upon them by their role on the Board, and obtained confirmation from each non-executive Director that they were able to devote sufficient time to their role. The Chairman also discussed with individual Directors any needs for training and development, in accordance with the Company's policy on Directors' induction, training and development, adopted during the period.

Following this process the Board recommends the reappointment of each Director retiring at the forthcoming AGM.

Internal controls
The Directors acknowledge their responsibility for the systems of internal control established by the Group and for reviewing their effectiveness on a continued basis. The Board has delegated the responsibility for reviewing internal control systems to the Audit committee in its formal Terms of Reference. The Board reviews the subject annually.

The Company's control structure is designed to identify and manage business risks, although the Board acknowledges that all risks cannot be eliminated entirely. The process for identifying and managing risks includes a number of important controls that are centred at Group level, which include the central Group Finance and Group Legal functions, and flow to subsidiary board level. There is a clear organisational and reporting structure across the Group, and the two executive Directors are appointed to the boards of all operating subsidiaries.

The list of Matters Reserved for the Board of the Company is circulated for all operating companies to adhere to, and includes decisions regarding issues relating, amongst others, to:

- Key Group strategy and management (to include the Group's budgets).
- Group structure and capital.
- Financial reporting and communication (to include interim and annual results and shareholder circulars).
- Internal controls.

- Material and significant contracts, or contracts entered into not in the ordinary course of business.
- Acquisitions and disposals of trading companies, or of magazines of significant value.
- Major investments or financial commitments, including launches likely to incur significant expenditure or net loss in the first year.
- Board membership and other key appointments.
- Remuneration matters.
- Corporate governance issues.
- Group policies.

During the period, the Board considered at least half of the 50 matters listed as being reserved for decision by the Board.

There is careful assessment and review of financial risks and performance by the Group Finance and Legal teams and the Audit committee.

The Board is provided each month with a timely written report on trading and other business issues, accompanied by financial information analysing the previous month's trading and key performance indicators. Management accounts are reviewed monthly against both prior year and budget figures. By this means, all Directors are kept aware of business developments and trends as they occur. These reports are subsequently discussed at formal Board meetings.

Executive Directors meet each week and discuss key business matters. They pay close attention to operational matters and all areas of business development, and also to all foreseeable business that requires approval by the full Board or any committee.

The Group uses a system of Network Control Documents, which now include a Group-wide whistleblowing policy. The Audit committee will review this policy annually and will bear responsibility for questioning executive Directors and senior management regarding these arrangements, including whether any issues have come to light as a result thereof, and will ensure the accessibility of the Chairman of the Audit committee, the senior independent Director and the Chairman of the Board to any concerned employee.

As set out in the Corporate responsibility review on pages 49 to 52, the Board has developed and is implementing a Group-wide policy, which will help to minimise or manage risks and any other adverse impacts that the Group's activities may have, including environmental and health and safety issues.

Monthly finance review meetings are held by the executive team and Group Finance with each operating subsidiary in order to provide a proper opportunity for financial results and other business and operational issues to be explored and addressed. Group management make regular visits to overseas subsidiaries to review financial, legal and business matters.

Intellectual property is the Group's key asset, and the Company is strongly aware that one of the greater risks relates to intellectual property infringement and libel claims.

A new intellectual property rights management system is being implemented in the UK, which is expected to help minimise the risk of intellectual property infringement claims that could arise as a result of the Group's publishing and licensing activities. Licensing to third parties is a core part of the Group's activities, and licensing terms and freelance contracts have been reviewed and updated during the period to strengthen the protection of the Group's intellectual property rights.

In addition to all material contracts requiring Board approval, the Audit committee is provided with a list of all significant contracts within the Group, including key terms of business with major suppliers or customers.

The Board has continued to review its risk management procedures, and following the development of a UK business continuity plan last year, this is being updated to reflect the new leased Bath property. The plan is also being extended to France.

Ensuring that the Group employs management of suitable experience and calibre is critical to both achievement of commercial success and management of business risk. Senior management in each territory is continually assessed and reviewed, and the Managing Directors of each subsidiary of the Company present to the full Board at least once a year.

Results of the Board's annual review of internal controls

The Board has conducted its annual review for 2004 of the effectiveness of its system of internal controls. It has concluded that significant assurance can be drawn from the existing systems. As a result the Board considers that it complied fully with the provisions of the new Combined Code.

Internal audit function

During the year 2004 the Audit committee and the Board reconsidered the need for an internal audit function and concluded that an independent internal audit department with the necessary technical and language skills is not justified by the current size of the Group.

The Board's preference has been to ensure that the Group allocates sufficient time and resources to manage the many business risks faced by the Group, including but not limited to financial risks. The Board continues to embed this important aspect of corporate governance within the operating Boards of the four countries, which comprise amongst their Boards of Directors the two executive Directors.

Consistent with its growth plans, the Group expects to re-consider the case for internal audit during the next six months.

Directors' responsibilities for the preparation of financial statements

The Directors are required by law to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial period and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- Select suitable accounting policies and then apply them consistently.
- Make judgements and estimates that are reasonable and prudent.
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

Corporate governance report continued

The Directors confirm that they have complied with these requirements in preparing the financial statements.

The Directors are responsible for the keeping of proper accounting records, which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the safeguarding of the assets of the Company and of the Group, and for the taking of reasonable steps to prevent and detect fraud and other irregularities.

The Directors are also responsible for the maintenance and integrity of the Group's website. Information published on the Internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Relations with shareholders
Major institutions hold more than 75% of the Company's shares, with the remainder held by private shareholders. There is regular dialogue with shareholders through a planned programme of investor relations, which includes formal presentations of the Group's half-year and annual results by the executive Directors.

The Company's website, www.thefuturenetwork.plc.uk, contains up-to-date information on the Group's activities and the investor relations section includes a full copy of the annual results, presentations provided to analysts, and an audio recording of the most recent such presentation made by executive Directors.

Group management also meets with institutional investors and analysts on a regular basis including following publication of the Company's interim and annual results, but not during close periods (as defined by the Model Code), and there is regular communication with all shareholders through the interim and annual reports, letters to shareholders and regular announcements.

The Chairman and senior independent Director are available to meet with shareholders on request; although it remains the Board's view that no formal schedule of regular meetings with the Chairman and senior independent Director is required. Any shareholder who would like to meet with the Chairman or the senior independent Director is invited to contact the Chairman, senior independent Director or Company Secretary, as appropriate.

In order that all Directors are aware of the views of shareholders, Board packs include a note of any such views from meetings held by Director(s) with shareholders or reported to the Directors through the Company's brokers, together with copies of analyst notes, press articles and other relevant information.

It is the Board's policy that all Directors be present at the Company's Annual General Meeting.

Going concern basis
The Directors are satisfied that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason they have adopted the going concern basis in preparing the financial statements.

Auditors' responsibilities
Auditors' responsibilities in relation to the financial statements are included in the Independent Auditors' Report to the members of The Future Network plc on page 60.

Auditors

Fees
The Audit committee has reviewed the remuneration received by PricewaterhouseCoopers LLP for non-audit work. The 2004 fees for non-audit work did not exceed the fee for audit work. Non-audit work was in respect of taxation advice and due diligence carried out on acquisitions.

Independence
The Audit committee has reviewed the independence of the auditors. For the financial period, the Audit committee has concluded that no conflict of interest exists between PricewaterhouseCoopers LLP audit and non-audit work and that their involvement in non-audit matters was the most effective way of conducting the Group's business during the period.

Auditor appointment policy
The Audit committee has, during the financial period, reviewed its policy for appointing auditors and awarding non-audit work. The committee will, during the forthcoming year, implement a formal policy relating to the appointment of auditors and the provision of non-audit work.

The committee monitors the Company's safeguards against compromising the external auditor's objectivity and independence by performing an annual review of non-audit services provided to the Group and their cost; reviewing whether the auditors believe there are any relationships that may affect their independence and obtaining written confirmation from the auditors that they are independent. The policy will include a review process to appoint providers of non-audit services.

However, following the recommendation of the Audit committee, the Board has decided that, until such policy has been reviewed and adopted, it is in the best interests of the Company to put a resolution to shareholders that PricewaterhouseCoopers LLP be reappointed for the forthcoming year. The resolution to appoint PricewaterhouseCoopers LLP will propose that they hold office until the conclusion of the next Annual General Meeting at which accounts are laid before the Company, at a level of remuneration to be determined by the Directors.

Approved by the Board of Directors and signed on its behalf by:



Mark Millar
Company Secretary
7 December 2004

Corporate responsibility review

Publishing magazines
Future publishes high-quality, special-interest consumer magazines for people with a passion. Our people live and breathe their titles and are passionate about the interests of their readers. Our commercial aim is to carry out our business responsibly and this review summarises issues of corporate responsibility (CR) and how we approach them.

Acting responsibly
Future recognises the importance of high standards of social, ethical and environmental behaviour. We believe that our customers and employees alike wish us to be a responsible company; and that this adds to the success of the Group. Our values and policies help us to recruit and retain the most talented people; and a strong and positive attitude to CR attracts investment from the growing number of socially responsible investors.

Accountability and management
We seek to be a socially responsible Company and our achievements have been recognised by our continued inclusion in the FTSE4Good index. Final accountability for CR lies with the Board and the extent of the Board's commitment to these important issues is demonstrated by the nomination of John Bowman, Group Finance Director, as the Director accountable on CR issues. Subsidiary company managers, including those responsible for printing, purchasing and health and safety, report through nominated subsidiary company Directors who in turn report to the parent company Board on these matters.

Overview and development of CR
The Board takes regular account of the significance of CR issues and to meeting its responsibilities. As part of its risk management process, the Board identifies and assesses the risks to the Company's short- and long-term value arising from CR matters, as well as the opportunity to enhance value that may arise from appropriate responses.

The Board considers the potential impact of the Group's activities on the environment and community, the CR risks facing the Group and the procedures required to address and minimise such risks. Having had many elements of CR practice in place for several years, we are well placed to move on to a more formal assessment of CR across the Group with the aim of having a comprehensive, Group-wide CR policy, with associated procedures, approved and adopted during 2005. This will help us to compare our performance against external benchmarks and sector norms.

Key aspects of responsibility
These relate principally to our employees, our suppliers, our impact on the environment, and our attitude to intellectual property.

Future's employment practices
The quality, commitment and effectiveness of the Group's employees are crucial to our success. Approximately 24% of the Group's annual expenditure is on employment and our policies are designed to encourage employees' interest in the business and employee share ownership is encouraged through savings-related and other employee share schemes.

We value our people highly and seek to motivate and incentivise employees and to encourage them to take an interest in the business. As part of this we offer many opportunities for training and career development.

The Company has a number of employee handbooks, guidance notes and policies which are provided when employment contracts are issued and which are available to employees at all times. Each operating company has in place a formal disciplinary and grievance procedure and a health and safety policy to minimise disputes and risks.

During 2003 the Group developed an Acceptable Use of IT Policy which has been fully implemented in the UK and which is being rolled out as appropriate to overseas operations. This sets out sensible written guidance for the responsible use of the Group's IT assets.



1
1
2
0
UK, US,

Future employs over 1,100 people in our four operating territories. Our values and policies help us to recruit and retain the most talented people around.

Left: Richard, Sara, Ian and Laura from Future's legal and finance teams.



Teamwork in action
Team-building events were a key part of this year's company meeting at Future US when the whole company spent the weekend together sharing information and ideas. The employee group shown here are competing in a catapult building challenge. Each Future company holds employee meetings at least annually.

Employee feedback

77%
of UK employees are proud to work at Future

81%
say they understand how their job contributes to the overall success of the Company

Source: UK Employee Opinion Survey 2004

In 2004 we implemented a Group-wide whistleblowing policy. This gives the Company's reasons for and aims in implementing such a policy. It also explains the procedure that employees should follow when raising, in confidence and under the protection of the policy, any genuine concerns they might have in the event of malpractice or fraud within the Group.

Diversity and opportunity

The Group has robust policies in place to ensure that there is no discrimination against potential or existing employees. All Group companies have a formal equal opportunities policy, which does not discriminate among employees and potential employees on the grounds of age, colour, race, ethnic or natural origin, sex or sexual orientation, marital status, religious beliefs or disability.

If an employee became disabled whilst in employment and, as a result, was unable to perform their duties, we would make every effort to offer suitable alternative employment and assistance with re-training.

The Company actively encourages internal promotion rather than external recruitment across the Group.

Employee communication and consultation

Employees have a performance review with their line manager at least annually. During these reviews, employees are encouraged to discuss and agree objectives for the forthcoming year and to consider whether they have achieved the targets set for the previous year. Training and development needs are discussed and considered during such reviews, as well as possible career opportunities within the Group.

Good communications are aided in the UK and US by use of a Future Intranet, in-house magazine and regular newsletters. Group-wide, effective communication is achieved by email updates and briefing meetings whereby senior managers may keep employees up to date with current news within the business.

Future considers it important to keep employees informed about the Group's performance and trading, the financial and economic factors that affect the performance of the Group and to take into account the views of employees in making decisions that are likely to affect their interests. Each operating company holds meetings at least annually, when all employees are invited to attend.

In the UK an annual employee opinion survey is conducted, the results of which are reported back to employees and also considered when making business decisions and improvements. There are also a number of online question and answer sessions during the year, whereby employees may anonymously submit questions they may have about any aspect of the business, with the questions and answers being communicated back to all employees via email.

During 2004, the Group's UK operating company has taken preparatory steps towards implementation of a voluntary arrangement for an Employee Involvement Group. Since the Group's ethos is of open communication with employees, the implementation of an Employee Involvement Group within the UK operating company will not require a great culture shift. The Board welcomes this opportunity to enhance employee communications and involvement in the business.

Health and safety

The Group has office-based working environments and therefore risks of a health and safety nature are considered to be generally low.

However, the health and safety of all employees is an important consideration of the Company, and all companies across the Group comply with relevant legislation regarding health and safety and have a health and safety policy which is communicated to all employees.

During the nine months to September 2004, there were no fatalities; no serious injuries; six minor injuries in the UK, three in the US, two in France and none in Italy.

Training and development

Training and development needs are discussed and considered during each employee's annual review. Employees are encouraged to indicate what training would be useful and relevant to their role and career prospects within the Group.

The Company provides, in particular in the UK, a number of in-house training sessions throughout the year, targeting the various departments





FSC ID Code: [illegible]-COC 1315

External assessment
The Future Network has been independently assessed according to the FTSE4Good criteria, and has satisfied the requirement to become a constituent of the FTSE4Good Index Series. FTSE4Good is a financial index series that is designed to identify and facilitate investment in companies that meet globally recognised corporate responsibility standards.

Future Publishing in the UK received the FSC (Forest Stewardship Council) Chain of Custody certification in 2003. This recognises Future's commitment to sourcing paper supplies from sustainable forests.



Innovative magazine recycling scheme
In the UK Future runs a magazine donation scheme, distributing any surplus back issues (magazines more than one month old) to West Country-based medical surgeries, health centres, hospitals, schools, colleges and other community organisations. The pupils at Culverhay School in Bath, shown here with the scheme's project manager Claire Johncox, receive regular copies of Future's computing, music and sports titles.

within the Company. For example, training is provided on commissioning, libel, defamation and software applications as well as on a wide range of editorial and publishing skills.

Intellectual property
As a publisher, the main economic risk we face relates to creating and sourcing appropriate content in all our titles. In addition to acting responsibly, the Group is mindful of the risk of libel, copyright or trademark infringement claims, in respect of trademarks, photographs or written content. We minimise this risk through induction processes, training editorial staff and operating appropriate rights management systems.

The importance of suppliers
Approximately 36% of the Group's annual expenditure is on the purchase of paper, printing, and cover-mounted CDs and DVDs. Arrangements for these supplies are therefore important to the Group's activities.

The aim of our environmental audit processes is to ensure that the Group's suppliers conduct their business in a socially and ethically responsible manner which complies with the Company's own CR standards.

Policy on payment to suppliers
The policy of the Company and the Group, in relation to all of its suppliers, is to agree payment terms when an order is placed, and to abide by those terms provided that goods and services are supplied in accordance with agreed terms and conditions. The Company and Group do not follow any code or standard on payment practice, but it is the policy to pay all suppliers when their invoices become contractually due for payment. At 30 September 2004 the Group as a whole had 41 (2003: 50) days of purchases outstanding. The Company had no trade creditors at 30 September 2004.

Environmental impacts in our supply chain
All printing, packaging, manufacturing and distribution of magazines are outsourced. However, we are mindful of the potential impact of the Group's activities on the environment, and recognise our responsibilities to the environment in terms of the purchasing of paper, print and packaging, as well as the disposal of waste.

We implemented a new policy for suppliers during 2004, in addition to our existing environmental and employment policies. These policies define key standards to be applied throughout the Group and are communicated to employees via induction training and the intranet, and to suppliers through our purchasing staff, contracts and the Group's websites.

During the year an Environmental Management System was approved by the Board and implemented in the UK, to formalise the activities and procedures of the Company in respect of environmental issues. This system is now being rolled out across the Group. The Environmental Management System interacts with, and complements, the Company's existing environmental policy. The Company has retained its classification within the FTSE4Good Index.

Environmental audits of all of the major suppliers across the Group have been conducted in 2004 and will be repeated annually. In addition, any potential new supplier will be required to complete a pre-qualification audit during the selection process, the results of which will be taken into account when considering whether to appoint or re-appoint that supplier.

The Group is also moving towards ensuring that standard supplier contracts contain provisions which require suppliers to comply with all applicable laws, regulations and guidelines with regard to environmental issues and to provide information relating to their CR risk management policies upon request.

Paper supply
The Group has a target minimum of 90% of the Group's paper supply to be derived from managed or sustainable forests; suppliers are actively encouraged to work towards one of the internationally recognised and independent audited certification schemes for environmental care in forest management and conservation.

In the UK, which represents approximately 52% of the Group's business, over 95% of the 12,500 tonnes of paper purchased during 2004 was derived from sustainable forests. The aim is for this figure in the UK to reach 100% by June 2005. Future Publishing Limited, the Group's UK operating company, was awarded the FSC Chain of Custody certification in 2003.

Corporate responsibility review continued

Overseas, the results of the audit revealed that the corresponding percentages of paper purchased from managed or sustainable forests were 100% (of the 9,718 tonnes purchased) in the US; 83% (of the 5,204 tonnes purchased) in France and 98% (of the 2,012 tonnes purchased) in Italy.

The environmental audit showed that most of our paper suppliers are ISO 14001 accredited.

Printing arrangements
Each country contracts with nominated printers, able to meet Future's magazine printing requirements in an efficient, timely and responsible manner. Our contractual process includes the completion of environmental questionnaires by our printers.

Discs
The Group publishes more than 100 regular magazines and of these, over 45% (by total volume) feature cover-mounted CDs and DVDs. Today, CDs and DVDs have become very well established internationally, providing the most common recording media for music and film. However, unlike paper, CDs and DVDs do not bio-degrade and on a long-term basis this represents an ongoing challenge affecting disc producers and consumers alike.

Recycling and waste disposal
We comply with our obligations under the Producer Responsibility Obligations (Packaging Waste) (Amendment) (England) Regulations 2002 in the UK. We ensure compliance with the equivalent regulations where they apply elsewhere in the other jurisdictions in which the Group operates and we encourage suppliers to have in place procedures to minimise waste at all stages of the production process.

The Group continues to work with print suppliers to ensure the safe and clean disposal of toxic waste (especially inks) and the re-cycling of waste paper. The environmental audit shows that most of the print suppliers dispose of waste materials and effluents in a manner that is environmentally sound.

We seek to minimise the number of unsold magazines. Unsold magazines are collected from retailers by the major magazine wholesalers and converted into recycled fibre for newspaper production.

Consumption of resources
The Group's activities result in the consumption of electrical power and water. We plan to publish in 2005 statistics to indicate the extent of such consumption. Similarly, estimates will be collated for transport usage, with a view that the CO_2 equivalent of annual kilometres travelled will be published in the future.

Business in our communities
The Group makes donations in the Bath and North East Somerset area where its headquarters are based, actively participating in a number of fund raising events for local charities. This year, from the charitable donations set out below, we donated £15,000 to local Bath-based charities by sponsoring or participating in such fund raising events.

The Company also continues to make regular free deliveries of magazines to local medical surgeries, health centres, hospitals and other community organisations. In the UK we are actively supporting a youth mentoring project in Bath.

Charitable donations
The Group's charitable donation policy provides for a 'matched' contribution scheme in the UK. Any amounts raised for genuine charities by UK employees are matched by Future, subject to a reasonable limit and to qualification under the rules of the policy. During the period, £7,500 was paid under the charitable match scheme. The total of charitable contributions made by the Group during the period was £28,000 (2003: £22,000).

Political contributions are not made
Consistent with the Company's policy on political contributions, no political contributions were made either this period or last year.

Ethics and human rights
The Company supports and respects international human rights and is delighted that its home city of Bath is one of the first in the world to join the UN Global Compact. As one of the major private sector employers in Bath, we would aim to join the UN Global Compact in the future.

As part of our Supplier Policy, an ethical questionnaire has been approved by the Board, to be used in an annual ethical audit of all major suppliers, to be implemented during the forthcoming year across the Group.

Licensing to other countries
The Group licences content to 30 countries, beyond the four countries in which we have operating subsidiaries. We work co-operatively with licensees, whose businesses are predominantly small magazine publishing companies, and the financial benefit of licensing is a share of their magazine revenue from licensed titles. We do not participate in or support exploitative labour or other arrangements in any country.

Development of policy and communicating our aims
We are committed to communicating our progress openly and will report our findings publicly both in Annual Reports and on our website. We will also continue to encourage greater awareness and involvement from our employees with wider internal communication of CR issues and strategy.

As part of our planning we welcome observations, comments and suggestions from anyone who has read this review. More generally we welcome feedback and comments on our environmental practices and suggestions are welcomed at cr@futurenet.co.uk.



John Bowman
On behalf of the Board
7 December 2004

Directors' remuneration report

for the financial period ended 30 September 2004

Compliance with best practice
As with all aspects of corporate governance, the Board seeks to apply best practice to its remuneration policy, in line with the provisions of the Combined Code issued in July 2003 and Schedule 7A to the Companies Act 1985.

Remuneration committee
Four independent non-executive Directors constitute the Remuneration committee. Michael Penington, Senior Independent Director, is the Chairman of the Remuneration committee, the other members being Patrick Taylor, Lisa Gordon and John Mellon. All four non-executive Directors have served on the committee throughout the period. With effect from the conclusion of the Annual General Meeting of the Company scheduled for 26 January 2005 Michael Penington will resign from his role as Chairman of the Remuneration committee, but will remain on the committee, and John Mellon has agreed to chair the committee. Mark Millar, Company Secretary, is Secretary of the committee.

The committee is responsible for determining the basic annual salaries, incentive arrangements and terms of employment of the executive Directors, and for making recommendations regarding the level and make-up of the remuneration packages of senior managers, including bonus and incentive schemes, and share based incentives. The committee is also responsible for approving the terms of any new share based incentive scheme for any employees of the Group, subject to shareholder approval. No Director is involved in deciding his or her own remuneration.

Advisers to Remuneration committee
New Bridge Street Consultants, who were appointed in 2002, remain the independent advisers to the committee. Having not market tested particular remuneration packages for several years, the Remuneration committee instructed New Bridge Street Consultants to undertake a comprehensive analysis and review of executive and senior management remuneration during the period, and New Bridge Street Consultants have provided advice to the committee in relation to the remuneration policies and practices primarily by reference to companies operating in the FTSE Media and Entertainment Index (the index in which the Company is classified) and publicly quoted companies of similar market capitalisation, turnover and profit. In addition, New Bridge Street Consultants have also advised the Company in respect of share incentive schemes and have devised two new share based long term incentive plans for senior managers and executive Directors, details of which are set out on pages 94 to 96.

New Bridge Street Consultants have provided no other services to the Company or to any Director of the Company.

Compliance with Combined Code
In relation to Directors' remuneration policy and practice the Board has complied with the provisions of Section B of the Combined Code and in relation to the Company's performance-related remuneration policy the committee has followed Schedule A to the Combined Code. Further information regarding the Company's compliance with the provisions of the Combined Code is set out in the Corporate governance report at pages 44 to 48.

Policy on remuneration of executive Directors
In determining the Company's policy on executive Directors' remuneration, the committee takes into consideration:

a) The objective for remuneration packages offered to executive Directors to be competitive with remuneration packages available in companies operating in similar markets and on a similar scale, including competitors, in order to attract, retain and motivate Directors to run the Company successfully.
b) The desirability of remuneration packages, including long-term incentive plans, for individual Directors to be set so as to retain and motivate executives to perform at the highest levels, at the same time aligning the interests of the executive Directors with shareholders by ensuring that a significant proportion of the remuneration package is linked to performance of the Company and the individual.
c) The remuneration packages and employment conditions of senior managers across the group.

Cash bonuses and share based incentives are payable dependent on the Company's performance, thereby aligning the interests of executive Directors with the interests of shareholders.

Details of the key elements of the remuneration packages for the period are set out on page 57. Details of Directors' share options are set out on page 58 and Directors' shareholdings are set out on page 43.

In terms of the Company's remuneration policy, the following are the key elements of the executive Directors' remuneration packages:

a) Basic annual salary
In assessing the level of basic annual salary of each executive Director, the committee takes into consideration the remuneration of such other companies as the committee and its remuneration advisers consider appropriate. During the period New Bridge Street Consultants undertook an extensive review of such companies, and the committee considered the results of such review in setting the remuneration packages of the executive Directors for the new financial year commencing 1 October 2004. The level of remuneration of other senior managers within the Group and the responsibilities of each executive Director are also taken into consideration when determining the level of basic annual salary which, as with the other elements of the remuneration package, is reviewed annually by the committee.

b) Performance-related bonuses
For 2004 performance-related bonuses for executive Directors are dependent on growth in adjusted earnings per share achieved during the calendar year compared with that for 2003. Notwithstanding the change in the financial year, which now ends in September, the committee has decided that adjusted earnings per share will be measured in this way and any bonus will be payable in March 2005.

Directors' remuneration report continued

Target adjusted earnings per share under the performance-related bonus scheme for the calendar year 2004 are 4.9 pence to 5.9 pence with an amount payable pro rata on a straight line basis between the two thresholds. The maximum amount payable to each executive Director in respect of such bonus is 100% of annual basic salary.

For 2005, performance-related bonuses will be calculated on adjusted earnings per share for the period 1 October 2004 to 30 September 2005.

Target adjusted earnings per share under the performance-related bonus scheme for the financial year to 30 September 2005 are 5.8 pence to 6.4 pence with an amount payable pro rata on a straight line basis between the two thresholds. The maximum amount payable to each executive Director in respect of such bonus will be 75% of nine months' annual basic salary. Such bonuses will be paid only after the completion of the audit of the Group's financial statements.

The effect of the change of financial year end during the period is that no performance-related bonuses are payable and reported in this period. The Annual Report 2005 will set out details of all performance-related bonuses payable in respect of the 21 month period to 30 September 2005.

c) Long-term incentive plans
The Board considers that it is right to align the interests of executive Directors and senior executives with those of shareholders by encouraging Directors and senior executives to hold shares in the Company, and by the grant of appropriate share incentives to both executive Directors and senior executives. During the period the committee instructed New Bridge Street Consultants to consider the existing incentive schemes. New Bridge Street Consultants recommended that the Company introduce two new schemes, a Performance Share Plan (PSP) for executive Directors and central senior management and a Deferred Annual Bonus Scheme (DABS) for senior country management, in place of the existing current matched award 2003 LTIP and all existing option schemes.

Details of the two proposed schemes, for which shareholder approval will be sought at the Annual General Meeting on 26 January 2005, are set out on pages 94 to 96.

Current matched award LTIP
In April 2004 the committee issued the first invitations to the executive Directors to participate in the 2003 LTIP scheme (approved by shareholders at the Company's Annual General Meeting 2003). The level of participation of the Directors in the 2003 LTIP scheme is included in the section relating to Directors' shareholdings and share options on pages 43 and 58 respectively.

Matched awards were granted over a number of shares equal to the number of shares purchased by the Directors, the vesting of such awards being subject to performance criteria having been met over the three-year period from the date of grant of the matched award. Such criteria provide that the matched awards will vest subject to growth in pre-goodwill amortisation earnings per share from 50% if growth is equal to RPI plus 3% per annum up to 100% if growth is equal to RPI plus 7% per annum, and pro rata on a straight-line basis between the two. The issue of any shares under the 2003 LTIP would result in dilution of shareholders' equity and the Board will comply with the guidelines published by the Association of British Insurers (ABI) on this subject. On 20 April 2004 138,518 matched awards were also granted to certain senior management who were invited to participate in the 2003 LTIP scheme. These matched awards are subject to the same performance criteria detailed above.

New Performance Share Plan (PSP)
The committee has, following the advice from New Bridge Street Consultants, recommended that a restricted performance share incentive plan be implemented for the executive Directors and central senior management only, further details of which are set out on page 94.

Assuming approval by shareholders at the forthcoming AGM awards over shares in the Company will be made to executive Directors and central senior management of a value of up to 100% of the executive Directors' annual basic salary and 35% of the annual basic salary of those members of central senior management who are eligible to participate. Vesting of such awards will be subject to stretching performance criteria based on both earnings per share and total shareholder return. The performance criteria are explained in full at pages 94 and 95. Any awards made under this Plan would normally be made during the 42-day period following the release of interim or full year results.

d) Share option schemes
No share options were granted to executive Directors under discretionary or executive share option schemes during the period and it is expected that no further options will be granted. Details of existing outstanding share options of the executive Directors are set out on page 58, and information regarding the share option schemes and all options grants are set out on pages 83 to 85.

e) Pensions
Both Greg Ingham and John Bowman participate in the Company's Group Personal Pension Plan, which is a money purchase scheme. The only element of remuneration that is pensionable is basic annual salary excluding all bonuses and benefits in kind. Employer's pension contributions for the executive Directors in the period were payable at 10% of basic annual salary and this has been increased to 12.5% with effect from 1 October 2004. Executive Directors' contributions are payable at 5%.

Policy on executive Directors' shareholdings
While both executive Directors already have substantial shareholdings in the Company, the Remuneration committee considers that it is appropriate to have a formal shareholding guideline for Directors, and accordingly has implemented a policy during the year which requires all executive Directors to build up, over a five year period, shareholdings with a value at least equivalent to their basic annual salary.

Policy on non-executive Directors' remuneration
The remuneration of non-executive Directors is determined by the Board and reviewed every three years. Remuneration levels were unchanged from 2003. A review will be effective from 1 October 2004. Non-executive Director fees are paid at a standard rate that reflects the time commitment and responsibilities of the roles, with additional fees currently being payable to those who chair Board committees and to the Chairman of the Board. The Remuneration committee sets the Chairman's fee.

Non-executive Directors will not be granted share options, nor will they be invited without the prior approval of shareholders to participate in the Company's 2003 LTIP scheme, the two proposed new schemes highlighted on page 54, or in any other share incentive scheme that the Company may from time to time implement. However, Patrick Taylor was exceptionally granted an option over 100,000 shares in the Company on 19 November 2001, in satisfaction of a contractual commitment made when he joined the Board in April 2001. Half of these options vested on 19 November 2004 and the other half lapsed, due to the performance targets having only been partially satisfied, to the extent that total shareholder return of the Company measured over the three year period from the date of grant placed the Company in the second quartile of the comparator companies (11th out of 39). Patrick Taylor has undertaken to the Company to exercise his options as soon as reasonably possible, but in any event not during a prohibited period and to hold the shares resulting from the exercise of options for a minimum period of one year from the date he eventually leaves the Board.

Policy on Directors' service contracts and termination payments

a) Service contracts of executive Directors and compensation
During the period the service contract of each executive Director was reviewed by independent solicitors to ensure that they complied with all applicable laws and best practice. As a result of this review new service contracts have been agreed between the Company and each of the executive Directors. The terms of each of these service contracts provide that it is terminable on one year's notice. Compensation for early termination is limited to one year's basic annual salary and the Director would be required to mitigate his loss.

b) Letters of appointment of non-executive Directors
Non-executive Directors have three-year letters of appointment with the Company, which are terminable on three months' notice by either party.

Retirement and re-election
It is the Company's policy that with immediate effect every Director shall stand for re-election at each Annual General Meeting of the Company. Following due consideration by the Nomination committee, each Director will stand for re-election at the forthcoming Annual General Meeting.

Policy on external appointments
The Company believes that exposure of its executive Directors to other Boards can be beneficial and can help to broaden their experience and knowledge. Executive Directors are therefore permitted to join other Boards as a non-executive Director, subject to the prior approval of the Board. Currently, however, neither of the executive Directors holds any external appointment on the board of any other publicly listed company.

Performance graphs

Total Shareholder Return (TSR) against FTSE Media and Entertainment Sector Index (UK Companies)
As the Company has now been listed for over five years, the Company is able to publish a graph showing the TSR of the Company during the previous five years for the first time. However, consistent with previous years the committee has opted to publish the graphs for three different periods. In each case, these show the TSR on a holding of shares in the Company compared with a hypothetical holding of shares made up of shares of the same kinds and number as those by reference to which the FTSE Media and Entertainment Sector Index (UK Companies) is calculated.

Graph 1 shows the TSR since 1 October 1999. Graph 2 shows the TSR since 9 November 2001, the record date of the Company's 2001 Rights Issue. Graph 3 shows the TSR during the 12 months to 30 September 2004.

The FTSE Media and Entertainment Sector Index (UK Companies) is chosen by the Company because it is the index in which the Company is classified and contains the companies which make up the comparator companies for the purposes of share options performance criteria based on TSR issued by the Company since 2001. The sector currently comprises the 37 companies listed on page 89.

Name of Director	Date of contract	Unexpired term of contract on 30 September 2004	Notice period under contract	Compensation payable on early termination	Other benefits relevant to termination payment
Greg Ingham	24 November 2004	N/A	12 months	Salary during unexpired notice period	Nil
John Bowman	24 November 2004	N/A	12 months	Salary during unexpired notice period	Nil

Directors' remuneration report continued

Graph 1: Last five years
Total Shareholder Return: Rebased to Future as of 1 October 1999.


250
200
150
100
50
0
Oct 99
Mar 00
Sep 00
Mar 01
Sep 01
Mar 02
Sep 02
Mar 03
Sep 03
Mar 04
Sep 04
Future
FTSE Media and Entertainment Sector Index

Graph 2: Since 2001 Rights Issue
Total Shareholder Return: Rebased to Future as of 9 November 2001.


250
200
150
100
50
0
Nov 01
Feb 02
May 02
Aug 02
Nov 02
Feb 03
May 03
Aug 03
Nov 03
Feb 04
May 04
Aug 04
Sep 04
Future
FTSE Media and Entertainment Sector Index

Graph 3: Twelve months to 30 September 2004
Total Shareholder Return: Rebased to Future as of 1 October 2003.


140
120
100
80
60
40
20
0
Oct 03
Nov 03
Dec 03
Jan 04
Feb 04
Mar 04
Apr 04
May 04
Jun 04
Jul 04
Aug 04
Sep 04
Future
FTSE Media and Entertainment Sector Index

Directors' emoluments tables (audited)

The emoluments of the Directors of the Company (including any entitlement to fees or emoluments from subsidiary companies) were as follows:

A. Aggregate emoluments

	Period to 30 September 2004 £'000	Year ended 31 December 2003 £'000
Salaries and fees	530	826
Benefits	14	44
Performance-related bonuses	-	432
Pension contributions	38	85
Compensation for loss of office	-	221
Total	**582**	**1,608**

B. Individual emoluments of Directors

	Salary and fees £'000	Performance related bonuses[5] £'000	Value of any other non-cash benefits £'000	Pension contributions £'000	Period to 30 September 2004 Total[4] £'000	Year ended 31 December 2003 Total[3] £'000
Directors in office at 30 September 2004						
Executive						
G Ingham[1]	210	–	8	21	239	437
J Bowman[1]	165	–	6	17	188	361
Non-executive						
R Parry[2]	49	–	–	–	49	65
M Penington	30	–	–	–	30	40
P Taylor	30	–	–	–	30	40
L Gordon[2]	23	–	–	–	23	24
J Mellon	23	–	–	–	23	24
Sub-total	**530**	**–**	**14**	**38**	**582**	**991**
Former Director						
C Morrison (Resigned 16 September 2003)	–	–	–	–	–	617
Sub-total	–	–	–		–	617
Total	**530**	**–**	**14**	**38**	**582**	**1,608**

Notes:

1 In relation to the other benefits received, the values indicated relate to the following benefits received by each Director:
Greg Ingham: car allowance and private health totalling £8,000.
John Bowman: car allowance and private health totalling £6,000.
There were no taxable expenses paid to any Director in the period.

2 Roger Parry served as non-executive Chairman throughout the period. Mr Parry's services were provided by West Eight Investments Limited and fees in respect of his services were paid to that company. Lisa Gordon's services as a non-executive Director were provided by Fershield Limited and fees in respect of her services were paid to that company.

3 Lisa Gordon and John Mellon were appointed as Directors on 12 March 2003.

4 Greg Ingham was the highest paid Director for the period, with total remuneration of £239,000.

5 No performance-related bonuses are payable in respect of the period, as explained on pages 53 and 54.

Directors' remuneration report continued

Directors' interests in share schemes (audited)

Details of options held by executive Directors and one non-executive Director, and movements during the period, are set out below. Consistent with the policy announced in the 2003 remuneration report, no share options were granted to executive Directors under the Group's share options schemes during the financial period.

Directors' interests in share schemes

	Date of grant	Price paid for grant	Earliest exercise date	Expiry date	Exercise price per share (pence)	Balance at 1 January 2004	Granted during the period	Lapsed unexercised during the period	Balance at 30 September 2004
Directors in office at 30 September 2004									
Executive discretionary share option schemes									
G Ingham	19 Nov 2001	Nil	19 Nov 2004	19 Nov 2011	47	400,000	–	–	400,000
	18 April 2003	Nil	18 April 2006	18 April 2013	52.5	400,000	–	–	400,000
J Bowman	19 Nov 2001	Nil	19 Nov 2004	19 Nov 2011	47	400,000	–	–	400,000
	18 April 2003	Nil	18 April 2006	18 April 2013	52.5	350,000	–	–	350,000
Non-executive discretionary option scheme									
P Taylor[1]	19 Nov 2001	Nil	19 Nov 2004	19 Nov 2011	47	100,000	–	–	100,000

	Date of grant	Price paid for grant	Vesting of matched awards	Exercise price per share (pence)	Balance at 1 January 2004	Granted during the period	Lapsed unexercised during the period	Balance at 30 September 2004
2003 LTIP[2]								
G Ingham	20 April 2004	Nil	20 April 2007	68	–	204,142	–	204,142
J Bowman	20 April 2004	Nil	20 April 2007	68	–	100,000	–	100,000

	Date of grant	Price paid for grant	Earliest exercise date	Expiry date	Exercise price per share (pence)	Balance at 1 January 2004	Granted during the period	Lapsed unexercised during the period	Balance at 30 September 2004
Sharesave Plan									
G Ingham	18 Dec 2001	Nil	18 Feb 2005	18 August 2005	38	25,000	–	–	25,000
J Bowman	4 Oct 2002	Nil	4 Dec 2005	4 June 2006	50	18,900	–	–	18,900

Note:
1 An explanation of the share options held by Patrick Taylor is set out on page 55.
2 An explanation of the performance criteria for the 2003 LTIP grants is set out on page 54.

The share options granted under the executive discretionary share option schemes are subject to performance criteria which require that options vest if the growth in the Company's Total Shareholder Return over a three year period from the date of grant, relative to a comparator group of companies listed in the Media and Entertainment Sector of the London Share Service of the Financial Times newspaper, reaches the following targets:

If the Company ranks above the 75th percentile of the comparator group, the options will vest in full.
If the Company ranks above the 50th percentile of the comparator group, one half of the options will vest.
If the Company ranks below the 50th percentile of the comparator group, no options shall vest.

Vesting since 30 September 2004
On 19 November 2004, 50% of the options granted on 19 November 2001 vested because the performance criteria described above were partially met, with the Company ranking in the second quartile of the comparator group (11th out of 39).

Share options granted to other employees
Options were granted at flotation in June 1999 and subsequently over the Company's shares under the share option schemes described in note 19 to the accounts. Options granted since the 2001 rights issue are subject to performance criteria linked to growth in TSR or EPS, summarised on pages 83 and 84.

On 13 April 2004, 2,050,000 options were granted to employees (not including any Director) which are subject to the same performance criteria as matched awards under the 2003 LTIP, described at note 19 to the accounts.

Deferred annual bonus scheme ('DABS')
The committee has recommended and approved, subject to shareholder approval, the implementation of a new deferred annual bonus scheme for country managing directors and certain other senior country managers.

Following the review of senior remuneration packages undertaken by New Bridge Street Consultants during the period, the DABS has been recommended to align remuneration packages with current market practice, and also in particular to bring bonus incentives back in line with factors that they may directly influence, that is to say that such country management's bonuses shall be dependent upon the performance of the relevant operating subsidiary, as opposed to the performance of the Group as a whole.

The DABS is a share based incentive scheme with the levels of participation dependent on the performance of the relevant operating subsidiary's financial performance during the previous financial year. Therefore, the maximum value of any award of shares granted under the DABS to any one participant shall be an additional amount which is equal to a fixed percentage of that eligible participants' annual cash bonus actually received or payable for the previous financial year, to the extent that the relevant operating subsidiary's performance is sufficient so that any such bonus is due. The number of shares to be awarded to each eligible participant shall be calculated by reference to the market value of an Ordinary share in the Company on the date of the award.

The shares awarded under the DABS will be issued or transferred to the eligible participant three years after the date of the award, normally subject only to the employee remaining in the employment of the Group throughout that three-year period.

Interests in Ordinary shares
The Directors' interests in the issued Ordinary shares of the Company, and movements since 1 January 2004, are set out on page 43. The Directors' interests in share options and other plans are set out opposite. No options granted by the Company to Directors were exercised during the period.

Share price during the period
The middle-market price of an Ordinary share in the Company during the period was in the range from 54 pence to 74.25 pence. The average price for the period was 64.45 pence and the financial period end price was 57.25 pence.

Share Incentive Plan (SIP)
The Board wishes to encourage employee share ownership, and believes that the introduction of a SIP is a tax advantageous way for employees to invest in the Company and align their interests with the interests of shareholders. The Board has, therefore, approved the implementation of a SIP, subject to shareholder approval at the forthcoming Annual General Meeting. Details of the SIP, which would be open to the executive Directors but not non-executive Directors, are set out on pages 93 and 94.

Sharesave Plan
The Company's Sharesave Plan is eligible to all permanent employees at the date an invitation is made. Full details of the Sharesave Plan are set out in note 19. The Board has granted options in previous years in accordance with the rules of the Sharesave Plan, although during this financial period no invitation has been issued to employees. In total, under the Company's Sharesave Plan there were, as at 30 September 2004, share options outstanding over 1,509,899 Ordinary shares. Included in this total are options in respect of executive Directors in the table above.

It is the Board's intention to continue to consider the issue of invitations to eligible employees each year normally within the period of 42 days following the publication of the Company's interim and/or annual results. Accordingly the Board has approved the issue of an invitation to all UK employees shortly.

Approved by the Board of Directors and signed on its behalf by:



Michael Penington
Chairman of the Remuneration committee
7 December 2004

Independent auditors' report to the members of The Future Network plc

Independent auditors' report to the members of The Future Network plc
We have audited the financial statements on pages 62 to 88 which comprise the Group profit and loss account, the Group balance sheet, the Company balance sheet, the Group cash flow statement, the Group statement of total recognised gains and losses, the Group reconciliation of movement in shareholders' funds, the accounting policies and the related notes.
We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' remuneration report ('the auditable part').

Respective responsibilities of Directors and auditors
The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities. The Directors are also responsible for preparing the Directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the Directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' report, the unaudited part of the Directors remuneration report, the Chairman's statement, the Chief Executive's review, the operating and financial review, the corporate responsibility review and the corporate governance report.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:

- The financial statements give a true and fair view of the state of affairs of the Company and the Group at 30 September 2004 and of the loss and cash flows of the Group for the period then ended.
- The financial statements have been properly prepared in accordance with the Companies Act 1985.
- Those parts of the Directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
Bristol
7 December 2004

Audited financial statements: 9 months to September

The audited financial statements are for the nine months ended 30 September 2004. Alongside are the corresponding figures from the previous audited financial statements, which are for the 12 months ended 31 December 2003.

Group profit and loss account

for the nine months ended 30 September 2004

	Note	9 months ended 30 September 2004 £m	12 months ended 31 December 2003 £m
Turnover			
Continuing operations		132.8	182.7
Acquisitions	23	0.2	-
	1	133.0	182.7
Operating profit/(loss)			
Continuing operations			
Operating profit before amortisation of intangible assets		13.0	22.5
Amortisation of intangible assets	9	(12.5)	(13.0)
		0.5	9.5
Acquisitions			
Operating profit before amortisation of intangible assets	23	0.1	-
Amortisation of intangible assets	9, 23	(0.2)	-
		(0.1)	-
Operating profit	2	0.4	9.5
Profit on disposal of fixed asset investments		0.2	0.1
Profit on ordinary activities before interest		0.6	9.6
Net interest receivable and similar items	5	-	0.1
Profit on ordinary activities before tax	2	0.6	9.7
Tax on profit on ordinary activities	6	(1.3)	(7.0)
(Loss)/profit for the financial period	21	(0.7)	2.7
Dividend proposed	7, 21	(4.9)	(4.0)
Retained loss for the financial period		(5.6)	(1.3)

Earnings per 1p Ordinary share

		9 months ended 30 September 2004 pence	12 months ended 31 December 2003 pence
Basic (loss)/earnings per share	8	(0.2)	0.8
Adjusted basic earnings per share	8	3.7	4.9
Diluted (loss)/earnings per share	8	(0.2)	0.8
Adjusted diluted earnings per share	8	3.7	4.8

Group statement of total recognised gains and losses

for the nine months ended 30 September 2004

	Note	9 months ended 30 September 2004 £m	12 months ended 31 December 2003 £m
(Loss)/profit for the financial period	21	(0.7)	2.7
Dividend proposed	7	(4.9)	(4.0)
Retained loss for the financial period		(5.6)	(1.3)
Net exchange adjustments offset in reserves		-	0.8
Tax on exchange adjustments offset in reserves		-	0.1
Release of pre-acquisition loan	22	1.0	-
Tax on release of pre-acquisition loan	21	(0.4)	-
Unwinding of licensing obligation	21	0.1	-
Total recognised loss relating to the period		(4.9)	(0.4)

Group reconciliation of movements in shareholders' funds

for the nine months ended 30 September 2004

	Note	9 months ended 30 September 2004 £m	12 months ended 31 December 2003 £m
(Loss)/profit for the financial period	21	(0.7)	2.7
Dividend proposed	7	(4.9)	(4.0)
Retained loss for the financial period		(5.6)	(1.3)
Premium on shares issued during the period	20	0.7	0.3
Net exchange adjustments offset in reserves		-	0.8
Tax on exchange adjustments offset in reserves		-	0.1
Release of pre-acquisition loan	22	1.0	-
Tax on release of pre-acquisition loan	21	(0.4)	-
Unwinding of licensing obligation	21	0.1	-
Net movement in shareholders' funds		(4.2)	(0.1)
Opening equity shareholders' funds		111.9	112.0
Closing equity shareholders' funds		107.7	111.9

Group balance sheet

as at 30 September 2004

	Note	30 September 2004 £m	31 December 2003 £m
Fixed assets			
Intangible assets	9	108.4	117.3
Tangible assets	10	3.5	3.3
		111.9	120.6
Current assets			
Stocks	12	5.0	3.5
Debtors	13	39.5	42.4
Investments	11	2.5	8.8
Cash at bank and in hand		12.0	11.3
		59.0	66.0
Creditors: amounts falling due within one year	14	(62.3)	(73.0)
Net current liabilities		(3.3)	(7.0)
Total assets less current liabilities		108.6	113.6
Provisions for liabilities and charges	16	(0.9)	(1.7)
Net assets		107.7	111.9
Capital and reserves			
Called-up share capital	18	3.2	3.2
Share premium account	20	23.7	0.2
Merger reserve	22	109.0	109.0
Other reserves	22	-	21.8
Profit and loss account	21	(28.2)	(22.3)
Equity shareholders' funds		107.7	111.9

Approved by the Board of Directors on 7 December 2004 and signed on its behalf by:



R Parry
Chairman



J Bowman
Group Finance Director

Company balance sheet

as at 30 September 2004

	Note	30 September 2004 £m	31 December 2003 £m
Fixed assets			
Investments	11	1.1	0.1
		1.1	0.1
Current assets			
Debtors	13	183.5	192.4
Investments	11	2.5	8.8
Cash at bank and in hand		13.8	6.7
		199.8	207.9
Creditors: amounts falling due within one year	14	(70.4)	(73.4)
Net current assets		129.4	134.5
Total assets less current liabilities		130.5	134.6
Net assets		130.5	134.6
Capital and reserves			
Called-up share capital	18	3.2	3.2
Share premium account	20	23.7	0.2
Other reserves	22	–	21.8
Profit and loss account	21	103.6	109.4
Equity shareholders' funds		130.5	134.6

Approved by the Board of Directors on 7 December 2004 and signed on its behalf by:



R Parry
Chairman



J Bowman
Group Finance Director

Group cash flow statement

for the nine months ended 30 September 2004

	9 months ended 30 September 2004 £m	12 months ended 31 December 2003 £m
Net cash inflow from operating activities	7.4	22.6
Returns on investments and servicing of finance		
Interest received	0.5	0.6
Interest paid	(0.4)	(0.4)
Net cash inflow from returns on investments and servicing of finance	0.1	0.2
Tax		
Tax paid	(4.0)	(8.2)
Tax received	0.7	1.5
Net tax paid	(3.3)	(6.7)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(1.1)	(1.4)
Sale of fixed asset investments	-	0.1
Net cash outflow from capital expenditure and financial investment	(1.1)	(1.3)
Acquisitions and disposals		
Purchase of subsidiary undertakings	-	(7.0)
Net cash acquired with subsidiary undertakings	-	0.5
Disposal of subsidiary undertakings	0.2	-
Purchase of magazine titles	(4.0)	(11.8)
Purchase of subscription lists	-	(0.1)
Payment of deferred consideration	(0.7)	(0.7)
Net cash outflow for acquisitions and disposals	(4.5)	(19.1)
Dividends		
Equity dividend paid	(4.0)	-
Net cash outflow from payment of dividend	(4.0)	-
Management of liquid resources		
Decrease/(increase) in short-term deposits with bank	6.3	(2.6)
Net cash inflow/(outflow) in management of liquid resources	6.3	(2.6)
Net cash inflow/(outflow) before financing	0.9	(6.9)
Financing		
Proceeds from issue of Ordinary share capital	0.7	0.3
Draw down of bank loans	-	6.3
Movement in other loan	(0.5)	(0.1)
Repayment of bank loans	(0.3)	(0.6)
Net cash (outflow)/inflow from financing	(0.1)	5.9
Increase/(decrease) in cash in the period	0.8	(1.0)

Notes to the Group cash flow statement

for the nine months ended 30 September 2004

a) Cash flow from operating activities

The reconciliation of operating profit to net cash inflow from operating activities is as follows:

	9 months ended 30 September 2004 £m	12 months ended 31 December 2003 £m
Operating profit	0.4	9.5
Depreciation charge	0.9	1.4
Amortisation of intangible assets	12.7	13.0
Movement in provisions	(0.9)	(1.7)
(Increase)/decrease in stocks	(1.5)	0.2
Decrease/(increase) in debtors	3.3	(7.5)
(Decrease)/increase in creditors	(7.5)	7.7
Net cash inflow from operating activities	7.4	22.6

b) Analysis of net cash

	At 1 January 2004 £m	Cash flow £m	Other non-cash changes £m	Exchange movements £m	At 30 September 2004 £m
Cash at bank and in hand	11.3	0.8	-	(0.1)	12.0
Debt due within one year	(6.7)	0.9	1.0	0.1	(4.7)
Liquid resources	8.8	(6.3)	-	-	2.5
Net cash	13.4	(4.6)	1.0	-	9.8

Other non-cash changes relate to the release of a pre-acquisition loan (see note 22).

c) Reconciliation of movement in net cash

	9 months ended 30 September 2004 £m	12 months ended 31 December 2003 £m
Net cash at 1 January	13.4	16.8
Increase/(decrease) in cash	0.8	(1.0)
Movement in deposits	(6.3)	2.6
Movement in borrowings	0.9	(5.6)
Non-cash movements (see note 22)	1.0	-
Exchange movements	-	0.6
Net cash at end of period	9.8	13.4

Accounting policies

Basis of preparation of accounts
The accounts have been prepared under the historical cost convention, and in accordance with accounting standards applicable in the United Kingdom. The principal accounting policies have been consistently applied.

Basis of consolidation
The consolidated accounts comprise the Company and all of its subsidiary undertakings. The principal operating subsidiary undertakings are listed in note 28 to the accounts. The results of subsidiary undertakings are consolidated from the effective date of acquisition and businesses sold are included up to the date of disposal. Interests in associated companies are included in the consolidated accounts using the equity method of accounting.

Intangible assets
On acquisition of a subsidiary, associated undertaking or business, the purchase consideration is allocated between the underlying net assets on a fair value basis, with any excess purchase consideration representing goodwill. The purchase consideration is stated at fair value. Purchased goodwill is capitalised and amortised on a straight line basis over the estimated useful life of each acquisition. Internally developed goodwill and other intangible assets are not capitalised.

Tangible fixed assets
Tangible fixed assets are stated at cost less accumulated depreciation. No depreciation is provided on freehold land.

For other tangible fixed assets depreciation is calculated to write down the cost of the tangible fixed assets to their estimated residual values by equal annual instalments over the period of their estimated useful lives, which are considered to be:

Freehold buildings –
50 years
Leasehold properties and improvements –
50 years or period of the lease if shorter
Plant and machinery –
between one and five years
Equipment, fixtures and fittings –
between one and five years

Impairment of fixed assets
Fixed assets including goodwill are reviewed to determine whether their value appears to have been impaired. Where a fixed asset has been impaired, the impairment is charged to the profit and loss account, and the asset is carried at its recoverable amount.

Investments
Investments in subsidiary undertakings are stated at the fair value of consideration payable including related acquisition costs. Other fixed asset and short-term investments are stated at the lower of cost and net realisable value.

Foreign currencies
Transactions in foreign currencies are recorded at the rate of exchange ruling at the date of the transaction, or where forward exchange contracts have been arranged, at the contracted rate. Monetary assets and liabilities denominated in foreign currencies, where a contract rate does not apply, are translated at the exchange rates ruling at the balance sheet date, and any exchange differences are taken to the profit and loss account.

Profits and losses of overseas subsidiaries that have currencies of operation other than Sterling are translated into Sterling at average rates of exchange ruling during the period. Differences between the profit and loss accounts translated at average rates and at balance sheet rates are shown as a movement on reserves and in the statement of total recognised gains and losses.

Where practicable, the Group's overseas equity investments are financed by borrowings in the currencies in which those assets are denominated. Exchange differences arising from the retranslation of overseas net investments, including goodwill and any related loans together with the related tax effect, are dealt with through reserves and the statement of total recognised gains and losses to the extent permitted under SSAP20. Other exchange differences are taken to the profit and loss account.

Financial instruments
Derivative financial instruments are used by the Group to reduce exposure to foreign exchange and interest rate risks. A derivative instrument is considered to be used for hedging purposes when it alters the risk profile of an existing underlying exposure of the Group.

Payments and receipts under any interest rate swaps are accrued within net interest payable. The swaps are not revalued to fair value or shown in the Group balance sheet at the year end unless the exposure which they were hedging no longer exists or the swaps are no longer considered necessary by reference to the stated policy of the Board.

Stocks and work in progress
Stocks and work in progress are stated at the lower of cost and net realisable value. For raw materials, cost is taken to be the purchase price. For work in progress and finished products cost is calculated as the direct cost of production.

Turnover
Turnover is the amount derived from the provision of goods and services falling within the Group's ordinary activities after deduction of trade discounts, provision for returns and value added taxes. The circulation and advertising turnover relating to a magazine issue is recognised with effect from the date that the issue goes on sale. Licensing turnover is recognised on the supply of the licensed content.

Deferred income
Subscription payments received are held in the balance sheet and recognised in the profit and loss account on publication of each related issue.

Leases
Rentals under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

When a leasehold property ceases to be used in the business, provision is made to the extent that the recoverable amount of the interest in the property is expected to be insufficient to cover future obligations relating to the lease.

Capitalisation of finance costs and interest
All borrowings are initially stated at the fair value of the consideration received after deduction of issue costs. Issue costs together with finance costs are charged to the profit and loss account over the terms of the borrowings and represent a constant proportion of the capital repayments outstanding. Accrued finance costs attributable to borrowings where the maturity at the date of issue is less than 12 months are included in the accrued charges within current liabilities. For all other borrowings, accrued finance charges and issue costs are added to the carrying value of those borrowings.

Development and subscription costs
Launch, development and subscription costs are written off in full as incurred.

Pensions
Contributions payable in respect of defined contribution schemes are charged to the profit and loss account as they are incurred.

Deferred tax
Deferred tax is provided in full on all material timing differences. Deferred tax assets are recognised when their recovery is considered more likely than not. Deferred tax assets and liabilities are not discounted where these are short-term in nature or where the effect of discounting is not material to the financial statements.

Share schemes
When an employee is granted options to subscribe for shares, any difference between the fair value of those shares at the date the grant is made and the option price payable by the employee is charged to the profit and loss account over the period from the date of grant to the date at which the employee becomes unconditionally entitled to the shares.

The only exception to this is in respect of options granted under The Future Network plc UK Inland Revenue Approved Sharesave Plan. Under this plan options may be granted at a discount of 20% to the market price. As permitted by UITF17 (revised) this discount is not charged to the profit and loss account. UITF17 (revised) has been adopted during the period but has had no effect on the 2004 or 2003 financial statements.

Employer taxes on options and share related benefits are accrued over the performance period of the option in accordance with UITF25: 'National Insurance contributions on share option gains'.

Notes to the financial statements

1. Segmental reporting

The Group is involved in one class of business, the publication of magazines. The analysis of turnover by type, geographical analyses of turnover, profit before tax, and net assets by origin were as follows:

a) Turnover by type

	9 months ended 30 September 2004 £m	12 months ended 31 December 2003 £m
Circulation	92.4	125.5
Advertising	37.4	53.0
Other	3.2	4.2
Total	133.0	182.7

b) Turnover by origin

	9 months ended 30 September 2004 £m	12 months ended 31 December 2003 £m
United Kingdom	70.5	100.3
United States	36.0	46.2
Mainland Europe	27.5	38.6
Turnover between segments	(1.0)	(2.4)
Total	133.0	182.7

c) Turnover by destination

	9 months ended 30 September 2004 £m	12 months ended 31 December 2003 £m
United Kingdom	59.0	83.5
United States	37.6	47.5
Mainland Europe	31.9	44.9
Rest of the world	5.5	9.2
Turnover between segments	(1.0)	(2.4)
Total	133.0	182.7

1. Segmental reporting continued

d) Profit on ordinary activities before tax by origin

	9 months ended 30 September 2004 £m	12 months ended 31 December 2003 £m
United Kingdom	5.3	12.4
United States	(1.5)	4.1
Mainland Europe	(1.4)	(3.3)
Central costs	(1.8)	(3.5)
Total	0.6	9.7

e) Net assets by origin

	9 months ended 30 September 2004 £m	12 months ended 31 December 2003 £m
United Kingdom	85.4	86.3
United States	18.8	20.7
Mainland Europe	8.2	11.6
Interest-bearing liabilities	(4.7)	(6.7)
Total	107.7	111.9

2. Operating profit

	9 months ended 30 September 2004 £m	12 months ended 31 December 2003 £m
Turnover	133.0	182.7
Cost of sales	(89.2)	(116.0)
Gross profit	43.8	66.7
Distribution costs	(9.9)	(12.0)
Administration expenses	(20.8)	(32.2)
Amortisation of intangible assets	(12.7)	(13.0)
Total administration expenses	(33.5)	(45.2)
Operating profit	0.4	9.5

	9 months ended 30 September 2004 £m	12 months ended 31 December 2003 £m
Profit on ordinary activities before tax is stated after charging/(crediting):		
Staff costs (note 4)	29.7	37.2
Depreciation of owned assets (note 10)	0.9	1.4
Amortisation of intangible assets (note 9)	12.7	13.0
Hire of machinery and equipment	0.2	0.3
Other operating lease rentals	2.9	3.4
Profit on disposal of subsidiary	0.2	–
Net exchange loss/(gain) on foreign currency borrowings less deposits	0.3	(0.1)

3. Fees paid to auditors

	9 months ended 30 September 2004 £m	12 months ended 31 December 2003 £m
Audit services		
– statutory audit	0.2	0.2
– other audit and related regulatory reporting	0.1	0.2
Total audit services	0.3	0.4
Further assurance services		
– due diligence	0.1	0.1
Tax services		
– compliance services	0.1	0.1
– advisory services	0.1	0.2
Total	0.6	0.8

The audit fee for the Company included within the Group fee was £47,000 (2003: £42,500).

4. Employees and Directors

Staff costs	9 months ended 30 September 2004 £m	12 months ended 31 December 2003 £m
Wages and salaries	24.9	31.2
Social security costs	4.3	5.3
Other pension costs (note 25)	0.5	0.7
Total	29.7	37.2

Average monthly number of people (including executive Directors)		
Production	784	682
Administration	274	326
Total	1,058	1,008

At 30 September 2004 the actual number of people employed by the Group was 1,120 (31 December 2003: 1,033).

Further details on Directors' remuneration and interests are given in the Directors' remuneration report on pages 53 to 59. The highest paid director for the period was Greg Ingham (2003: Colin Morrison) and details of his remuneration are shown on page 57. These disclosures form part of the financial statements.

5. Net interest receivable and similar items

	9 months ended 30 September 2004 £m	12 months ended 31 December 2003 £m
Interest receivable	0.5	0.6
Exchange (losses)/gains	(0.3)	0.1
Total interest receivable and similar items	0.2	0.7
Interest payable on bank loans and overdrafts	(0.2)	(0.2)
Other interest payable	-	(0.2)
Amortisation of discount relating to property provisions	-	(0.1)
Amortisation of discount arising on fair valuing of deferred consideration	-	(0.1)
Total interest payable and similar charges	(0.2)	(0.6)
Net interest receivable and similar items	-	0.1

6. Tax on profit on ordinary activities

a) Analysis of tax charge in the period

	9 months ended 30 September 2004 £m	12 months ended 31 December 2003 £m
UK corporation tax at 30% (2003: 30%) on profits for the period	2.1	3.9
Adjustments in respect of previous years	(0.4)	0.3
	1.7	4.2
Overseas taxes	0.7	3.3
Adjustments in respect of previous years	(0.6)	(0.8)
Total current tax	1.8	6.7
Deferred tax origination and reversal of timing differences		
– current period (credit)/charge	(0.5)	0.7
– prior year credit	-	(0.4)
Tax on profit on ordinary activities	1.3	7.0

b) Factors affecting the tax charge for the period

The tax assessed in each period differs from the standard rate of corporation tax in the UK for the relevant period. The differences are explained below:

	9 months ended 30 September 2004 £m	12 months ended 31 December 2003 £m
Profit on ordinary activities before tax	0.6	9.7
Profit on ordinary activities at the standard UK tax rate of 30%	0.2	2.9
Different tax rate applicable overseas	0.1	0.6
Expenses not deductible for tax purposes	-	0.1
Goodwill amortisation and impairment not deductible for tax purposes	2.5	2.9
Timing differences relating to goodwill amortisation deductible	0.5	0.1
Overseas losses generated	0.5	0.8
Capital allowances in excess of depreciation	(0.1)	(0.2)
Other timing differences	-	–
Utilisation of brought forward losses	(0.9)	-
Impact of adjustment to prior year current tax	(1.0)	(0.5)
Current tax charge for the period	1.8	6.7

c) Factors that may affect future tax charges

The main factors that will impact future tax charges for the Group are:

i) The relative profitability and the differential in tax rates between the UK and the US, the two main territories in which the Group currently pays tax.

ii) The profitability of Mainland Europe where there are significant unrecognised tax losses.

iii) The timing of any successful resolution of certain steps that the Group has taken to obtain value from historical tax losses.

Notes to the financial statements continued

7. Dividends

Equity dividends	9 months ended 30 September 2004	12 months ended 31 December 2003
Number of shares in issue at 30 September 2004 (million)	324.5	322.5
Final dividend proposed (pence per share)	1.5	1.25
Dividend proposed (£ million)	4.9	4.0

8. Earnings per share

Basic earnings per share are calculated using the weighted average number of Ordinary shares outstanding during the period. Diluted earnings per share have been calculated by taking into account the dilutive effect of Ordinary shares that would be issued on conversion into Ordinary shares of options held under employee share schemes.

The adjusted earnings per share removes the effect of the amortisation of intangible assets from the calculation as follows:

Adjustments to profit on ordinary activities after tax	9 months ended 30 September 2004 £m	12 months ended 31 December 2003 £m
(Loss)/profit on ordinary activities after tax	(0.7)	2.7
Add: amortisation of intangible assets	12.7	13.0
Adjusted profit on ordinary activities after tax	12.0	15.7

	2004	2003
Weighted average number of shares outstanding during the period:		
– basic	323,612,453	321,564,888
– dilutive effect of share options	1,211,790	1,453,980
– diluted	324,824,243	323,018,868
Basic (loss)/earnings per share (in pence)	(0.2)	0.8
Adjusted basic earnings per share (in pence)	3.7	4.9
Diluted (loss)/earnings per share (in pence)	(0.2)	0.8
Adjusted diluted earnings per share (in pence)	3.7	4.8

The adjustments to profit have the following effect:

	2004 pence	2003 pence
Basic (loss)/earnings per share	(0.2)	0.8
Amortisation of intangible assets	3.9	4.1
Adjusted basic earnings per share	3.7	4.9
Diluted (loss)/earnings per share	(0.2)	0.8
Amortisation of intangible assets	3.9	4.0
Adjusted diluted earnings per share	3.7	4.8

9. Intangible fixed assets

Group	Goodwill £m
Cost	
At 1 January 2004	321.3
Additions	4.1
Adjustments to fair value on prior year acquisitions	0.1
Exchange adjustments	(0.7)
At 30 September 2004	**324.8**
Amortisation	
At 1 January 2004	(204.0)
Charge for the period	(12.7)
Exchange adjustments	0.3
At 30 September 2004	**(216.4)**
Net book value at 30 September 2004	**108.4**
Net book value at 31 December 2003	117.3

The goodwill arising on acquisitions is being amortised on a straight-line basis over the estimated useful economic lives of the acquired businesses, being in the range one to 20 years. These periods are the periods over which the Directors estimate that the values of the underlying businesses acquired are expected to exceed the values of the underlying assets. Further details of the acquisitions during the year are given in note 23.

10. Tangible fixed assets

Group	Land and buildings £m	Plant and machinery £m	Equipment, fixtures and fittings £m	Total £m
Cost				
At 1 January 2004	2.2	6.1	1.2	9.5
Additions	0.1	0.8	0.2	1.1
Exchange adjustments	0.1	(0.1)	(0.1)	(0.1)
At 30 September 2004	**2.4**	**6.8**	**1.3**	**10.5**
Depreciation				
At 1 January 2004	(0.7)	(4.5)	(1.0)	(6.2)
Charge for the period	(0.1)	(0.7)	(0.1)	(0.9)
Exchange adjustments	–	–	0.1	0.1
At 30 September 2004	**(0.8)**	**(5.2)**	**(1.0)**	**(7.0)**
Net book value at 30 September 2004	**1.6**	**1.6**	**0.3**	**3.5**
Net book value at 31 December 2003	1.5	1.6	0.2	3.3

Analysis of net book value of land and buildings

	Group 30 September 2004 £m	Group 31 December 2003 £m
Leasehold:		
Over 50 years unexpired	1.3	1.3
Under 50 years unexpired	0.3	0.2
Total	**1.6**	**1.5**

Notes to the financial statements continued

11. Investments

a) Fixed asset investments

Company	September 2004 £m	December 2003 £m
Shares in Group undertakings		
At beginning of period	0.1	20.2
Additions in period	1.0	0.1
Disposals in the period	-	(20.2)
At end of period	1.1	0.1

As part of internal reorganisations within the Group in 2002 and 2003, the Company transferred its interests in a former intermediate holding company and a principal subsidiary to a number of other Group companies.

b) Current asset investments

	Group 30 September 2004 £m	Company 30 September 2004 £m	Group 31 December 2003 £m	Company 31 December 2003 £m
Short-term bank deposits	2.5	2.5	8.8	8.8
Total	2.5	2.5	8.8	8.8

12. Stocks

	Group 30 September 2004 £m	Group 31 December 2003 £m
Raw materials	1.6	1.2
Work in progress	2.8	2.2
Finished goods	0.6	0.1
Total	5.0	3.5

13. Debtors

	Group 30 September 2004 £m	Company 30 September 2004 £m	Group 31 December 2003 £m	Company 31 December 2003 £m
Amounts falling due within one year:				
Trade debtors	31.0	-	34.1	-
Amounts owed by Group undertakings	-	176.1	-	185.7
Corporation tax recoverable	2.0	-	1.6	-
Other debtors	2.9	7.3	3.3	6.5
Prepayments and accrued income	2.7	0.1	2.5	0.2
	38.6	183.5	41.5	192.4
Amounts falling due after more than one year:				
Other debtors	0.9	-	0.9	-
Total	39.5	183.5	42.4	192.4

Deferred tax	Group 30 September 2004 £m	Group 31 December 2003 £m
At 30 September 2004 a deferred tax asset has been recognised within other debtors as follows:		
Amounts falling due within one year	0.9	0.4
Amounts falling due after more than one year	0.9	0.9

13. Debtors continued

The recognised amount relates to timing differences at 30 September 2004 which are considered more likely than not to reverse in the foreseeable future and are analysed as follows:

	Group 30 September 2004 £m	Group 31 December 2003 £m
Capital allowances	0.7	0.8
Other short-term timing differences	1.1	0.5
Total	**1.8**	1.3

The movement on deferred taxation in the period is as follows:

	Group 30 September 2004 £m	Group 31 December 2003 £m
At beginning of period	1.3	1.6
Current period credit/(charge)	0.5	(0.7)
Prior year credit	–	0.4
At end of period	**1.8**	1.3

The unrecognised amounts of deferred taxation assets are as follows:

	Group 30 September 2004 £m	Group 31 December 2003 £m
Losses	8.4	9.8
Other	2.2	2.2
Total	10.6	12.0

The other timing differences are items that are considered unlikely to be utilised in the foreseeable future.
The Company had no unprovided deferred taxation liabilities at 30 September 2004 (31 December 2003: £Nil).

14. Creditors: amounts falling due within one year

	Group 30 September 2004 £m	Company 30 September 2004 £m	Group 31 December 2003 £m	Company 31 December 2003 £m
Bank and other borrowings	4.7	–	6.7	–
Trade creditors	16.5	–	20.5	–
Amounts owed to Group undertakings	–	64.5	–	68.1
Corporation tax	2.1	–	2.7	–
Other creditors including taxation and social security	9.3	–	10.5	–
Accruals and deferred income	24.7	1.0	27.9	1.3
Proposed dividend	4.9	4.9	4.0	4.0
Deferred consideration for acquisitions	0.1	–	0.7	–
Total	62.3	70.4	73.0	73.4

Notes to the financial statements continued

15. Bank and other borrowings

i) Due within one year	Group 30 September 2004 £m	Company 30 September 2004 £m	Group 31 December 2003 £m	Company 31 December 2003 £m
Bank loans: secured	4.7	–	5.1	–
Other loans: unsecured (note 17)	-	–	1.6	–
Total	**4.7**	–	6.7	–

The bank loans are secured by a fixed charge over The Future Network plc, Future Holdings 2002 Limited, Future Media Italy SpA, Future Network USA, Inc. and Future Publishing Limited's land and buildings, intellectual property and goodwill and a floating charge over the remainder of their assets.

Further details of the Group's borrowings are given in note 17 to the accounts.

16. Provisions for liabilities and charges

Group	Property and dilapidations £m	Restructuring £m	Total £m
At 1 January 2004	1.3	0.4	1.7
Adjustments to fair value on prior year acquisitions	–	0.1	0.1
Charge in the period	0.1	–	0.1
Utilised in period	(0.5)	(0.5)	(1.0)
At 30 September 2004	**0.9**	-	**0.9**

The Company had no provisions for liabilities and charges at 30 September 2004 (31 December 2003: £Nil).

Vacant property and dilapidations

Following the reorganisations and significant downsizing which took place in 2001, the Group has obligations under short leasehold agreements on a number of vacant properties. The provision made represents the following:

- The Directors' best estimate of the discounted future net cash flows arising from the net shortfall on each of the leases held.
- The Directors' best estimate of dilapidation obligations on termination of specific leasehold agreements.

At 30 September 2004 the total amount of the provision was £0.9m (31 December 2003: £1.3m). The leases against which the provisions have been made will terminate by December 2017. The provisions have been discounted at a rate in line with the Group's cost of capital which is 8.5%.

Restructuring

The restructuring provisions as at 31 December 2003 relate to restructuring at the Group's European subsidiaries and had been fully utilised by 30 September 2004.

17. Financial Instruments

a) Treasury overview
The Group uses financial instruments to raise funding for its operations and to manage the financial risks arising from those operations. The agreements governing the principal instruments entered into were approved by the Board.

At 30 September 2004, the Group's principal financial liabilities comprised £4.7m (31 December 2003: £5.1m), under its committed revolving multi-currency facility, £0.1m deferred consideration for acquisitions (31 December 2003: £0.7m) and £0.9m (31 December 2003: £1.3m) for property and dilapidation provisions. The Group has no drawings outstanding on short-term overdraft facilities at the period end (31 December 2003: £Nil).

At the period end, the Group's financial assets comprised cash of £12.0m (31 December 2003: £11.3m) and short-term deposits of £2.5m (31 December 2003: £8.8m).

The Directors have considered the principal risks arising from the Group's financial instruments and have mitigated them as follows:

Credit risk
The Group has a number of authorised counterparties with whom cash balances are held in the countries in which the Group operates. The Group's aim to minimise credit risk is achieved by considering the credit standing of potential bankers before selecting them.

Liquidity risk
The aim of the Group's liquidity policy is to provide flexibility. The Group currently has positive net cash balances and an undrawn facility of £22m.

Market price risk
The Group had disposed of its fixed asset investments as at 31 December 2003.

Interest rate risk
In September and October 2003 the Group drew down debt under its revolving credit facility to finance its US acquisitions. However, before, on and since that date the Group has had net cash balances. To the extent that debt funding is required going forward the Board has adopted the following policy:

- To the extent that net debt remains below £10m there is no requirement to hedge against interest rate fluctuations on the balance of the gross debt.
- To the extent that net debt rises above £10m then a minimum of 25% of the balance of the gross debt and a maximum of 50% of the balance of the gross debt should be hedged.

In applying the above policy, management will take full consideration of cash flow projections to fix the period for which any hedging arrangements are entered into.

Currency risk
A proportion of the Group's activities are carried out in countries outside the United Kingdom where transactions are carried out in that country's own functional currency. Movements in exchange rates can therefore have a significant impact on the Group's total cash flows, whilst the translation of the results, assets and liabilities of foreign subsidiaries into Sterling can have a significant effect on the Group's reported profits and balance sheet. The main exposures are to movements in the US Dollar and Euro against Sterling.

Exchange differences arising from the retranslation of the overseas net investments including goodwill and any related loans together with the related tax effect are dealt with as movements in reserves and in the statement of total recognised gains or losses to the extent permitted under SSAP20. Other exchange differences are taken to the profit and loss account.

Notes to the financial statements continued

17. Financial instruments continued

b) Short-term debtors and creditors

Trading short-term debtors and creditors have been excluded from all the following disclosures, other than the currency profile of monetary assets and liabilities (table g).

c) Interest rate risk profile of financial liabilities

The interest rate profile of the Group's financial liabilities at 30 September 2004 was:

Currency	Total £m	Non interest bearing financial liabilities £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m
Sterling	0.5	0.1	0.4	-
US Dollars	5.2	-	5.2	-
Euro	-	-	-	-
At 30 September 2004	5.7	0.1	5.6	-
Currency				
Sterling	0.3	-	0.3	-
US Dollars	7.7	-	6.1	1.6
Euro	0.7	-	0.7	-
At 31 December 2003	8.7	-	7.1	1.6

The floating rate financial liabilities include bank borrowings which bear interest at rates fixed in advance for a period of between one and three months by reference to LIBOR (in the case of Sterling and US Dollar borrowings) and EURIBOR (in the case of liabilities denominated in currencies linked to the Euro) plus a margin of 1.0%.

Floating rate financial liabilities also include provisions for property and dilapidations provisions (see note 16) that are discounted at rates in line with the Group's cost of capital.

The non-interest bearing financial liability relates to the deferred consideration payable in respect of the acquisition of *Spanish Homes Magazine*. Due to the short-term nature of this obligation (due to be paid in the first half of 2005) this balance has not been discounted.

d) Interest rate risk profile of financial assets

The Group's financial assets comprise cash and short-term deposits held by Group companies at 30 September 2004. The interest rate profile of these assets at 30 September 2004 was:

	30 September 2004			31 December 2003		
Currency	Short-term deposits £m	Cash at bank and in hand £m	Total £m	Short-term deposits £m	Cash at bank and in hand £m	Total £m
Sterling	2.5	6.0	8.5	7.8	6.6	14.4
US Dollars	-	2.3	2.3	0.4	0.9	1.3
Euro	-	3.4	3.4	0.4	3.8	4.2
Other	-	0.3	0.3	0.2	-	0.2
At end of period	2.5	12.0	14.5	8.8	11.3	20.1
Non interest bearing	-	2.9	2.9	-	5.3	5.3
Floating rate	2.5	9.1	11.6	8.8	6.0	14.8
At end of period	2.5	12.0	14.5	8.8	11.3	20.1

No weighted average information has been disclosed for the non-interest bearing assets above as they have no maturity dates. The floating rate assets represent monies on treasury deposits longer than one night at rates linked to LIBID or local equivalent.

17. Financial instruments continued

e) Maturity analysis of financial liabilities

The maturity profile of the carrying value of the Group's financial liabilities at 30 September 2004 was as follows:

	Debt £m	Deferred consideration £m	Other financial liabilities £m	30 September 2004 total £m	Debt £m	Deferred consideration £m	Other financial liabilities £m	31 December 2003 total £m
Within one year, or on demand	4.7	0.1	0.4	5.2	6.7	0.7	0.8	8.2
Between one and two years	–	–	0.3	0.3	–	–	0.3	0.3
Between two and five years	–	–	0.2	0.2	–	–	0.2	0.2
Total	4.7	0.1	0.9	5.7	6.7	0.7	1.3	8.7

f) Maturity analysis of undrawn committed borrowing facilities

The maturity profile of the Group's undrawn committed borrowing facilities, all of which are at floating rates, at 30 September 2004 is as follows:

	30 September 2004 total £m	31 December 2003 total £m
Expiring between one and two years	22.0	21.7
Total	22.0	21.7

The amounts shown above are those that would be available after taking into account covenants given in respect of the Group's financial condition. Availability of these funds is subject to covenants to be met at the time of drawdown and maintained until repayment.

g) Currency risk disclosure

The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account of Group companies. At the Group level they may be taken to reserves and used to offset exchange gains/losses on net investment in subsidiary companies overseas.

Net foreign currency monetary assets/(liabilities)

30 September 2004	Sterling £m	US Dollars £m	Euro £m	Other currencies £m	Total £m
Sterling	–	2.1	0.3	0.3	2.7
US Dollars	0.1	–	–	0.8	0.9
Euro	(1.8)	–	–	–	(1.8)
Total	(1.7)	2.1	0.3	1.1	1.8
31 December 2003					
Sterling	–	3.4	2.7	1.9	8.0
US Dollars	–	–	–	0.6	0.6
Euro	(1.8)	–	–	–	(1.8)
Total	(1.8)	3.4	2.7	2.5	6.8

17. Financial Instruments continued

h) Fair values of financial assets and liabilities

The following table provides a comparison by category of the carrying amounts and the fair values of the Group's financial assets and financial liabilities at 30 September 2004. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. Where available, market values have been used to determine fair values.

	2004 Book value £m	2004 Fair value £m	2003 Book value £m	2003 Fair value £m
Primary financial instruments held or issued to finance the Group's operations				
Assets:				
Short-term deposits	2.5	2.5	8.8	8.8
Cash at bank and in hand	12.0	12.0	11.3	11.3
Liabilities:				
Debt	4.7	4.7	6.7	6.7
Deferred consideration	0.1	0.1	0.7	0.7
Other financial liabilities	0.9	0.9	1.3	1.3

i) Hedges

During the period ended 30 September 2004 the Group had no unrecognised gains or losses on hedges in respect of either interest rates or currencies.

18. Called-up share capital

Authorised share capital

Ordinary shares of 1 pence each	2004 £m	2003 £m
At beginning of period	6.0	6.0
Increase in the period	–	–
At end of period	6.0	6.0

Allotted, issued and fully paid

Ordinary shares of 1 pence each	Number of shares	2004 £m
At 1 January	322,487,585	3.2
Share options exercised	1,989,341	–
At 30 September	324,476,926	3.2

During the period 1,989,341 Ordinary shares with a nominal value of £19,893 were issued by the Company for a total cash commitment of £732,513 pursuant to the exercise of share options granted as detailed in note 19.

19. Share options

Future operates ten share option schemes being:

- The Future Publishing Holdings Limited Unapproved Share Option Plan (Future Publishing Holdings Plan)
- The Future Network plc 1999 International Share Option Scheme (International Scheme)
- The Future Network plc 1999 Senior Management Scheme (Senior Scheme)
- The Future Network plc 1999 Approved International Share Option Scheme (Approved Scheme)
- The Future Network plc 2000 US Stock Option Plan (2000 US Plan)
- The Future Network plc International Sharesave Scheme (International Sharesave Scheme)
- Addendum to the Future Network plc International Sharesave Scheme (Addendum)
- The Future Network plc UK Inland Revenue Approved Sharesave Plan 2000 (Sharesave Plan)
- The Future Network plc Employee Benefit Trust
- The Future Network plc 1999 Stock Option Plan for Imagine Employees (1999 US Plan) (Expired June 2004)

As at 30 September 2004, options had been granted under all of the above schemes except for The Future Network plc Employee Benefit Trust.

The Future Publishing Holdings Plan

The Future Publishing Holdings Plan was provided to grant options to employees who were employed by Future Publishing Holdings Limited and its subsidiaries. There are no performance criteria attached to options granted under this plan. Since the Listing of the Company in 1999, no new options have been granted under this plan.

The 1999 US Plan

All options outstanding under this plan lapsed on 25 June 2004. No further grants will be made under this plan.

The International Scheme

The International Scheme is used for the grant of options to all employees, save for those persons entitled to participate in the Senior Scheme.

Options granted under this scheme up until 2 May 2001 vest in eight equal tranches, one tranche every six months following publication of the annual and interim results of the Group, depending on the satisfaction of performance criteria that require the normalised earnings per share of the Group to grow by at least 3% per annum above the increase in the Retail Prices Index (RPI) over the relevant period. For options granted in April 2000, the final vesting period was the six months to 30 June 2004. In this period the performance criteria were not met, and accordingly one-eighth of the options have lapsed unvested.

Options granted in November 2001, April 2002, September 2002 and April 2003 under the International Scheme will all vest three years after the date of grant, subject to satisfaction of performance criteria that require that the total shareholder return of the Company, for the three year period following date of grant, must rank in the top quartile of UK companies whose shares are listed in the Media and Entertainment sector of the London Share Service of the Financial Times newspaper. If the Company ranks in the second quartile of this comparator group, then only one half of the options will vest; if the Company ranks below the 50th percentile of this comparator group, then none of the options will vest.

Options granted in April 2004 will all vest three years after the date of grant, subject to satisfaction of performance criteria that require that growth in pre-goodwill amortisation earnings per share reaches certain targets. If growth is equal to RPI plus 7% 100% will vest, if growth is equal to RPI plus 3% 50% will vest. If the growth is between RPI plus 3% and 7%, the options will vest pro rata.

The Senior Scheme

The Senior Scheme was used historically for the grant of options to the Board. Details of options outstanding under this scheme and the performance criteria relating to these options are given in the Directors' remuneration report.

19. Share options continued

Notes to the financial statements continued

The Approved Scheme

The Approved Scheme is used for the grant of options to all UK employees up to a value of £30,000.

Options granted under this scheme up until 2 May 2001 vest in eight equal tranches, one tranche every six months following publication of the annual and interim results of the Group, depending on the satisfaction of performance criteria that requires the normalised earnings per share of the Group to grow by at least 3% per annum above the increase in the Retail Prices Index over the relevant period. For options granted in April 2000, the final vesting period was the six months to 30 June 2004. In this period the performance criteria have not been met and accordingly one-eighth of the options have lapsed unvested.

Options granted in November 2001, September 2002 and April 2003 under the Approved Scheme will all vest three years after the date of grant, subject to satisfaction of performance criteria that require that the total shareholder return of the Company, for the three year period following date of grant, must rank in the top quartile of UK companies whose shares are listed in the Media and Entertainment sector of the London Share Service of the Financial Times newspaper. If the Company ranks in the second quartile of this comparator group, then only one half of the options will vest; if the Company ranks below the 50th percentile of this comparator group, then none of the options will vest.

Options granted in April 2004 will all vest three years after the date of grant, subject to satisfaction of performance criteria that require that growth in pre-goodwill amortisation earnings per share reaches certain targets. If growth is equal to RPI plus 7% 100% will vest, if growth is equal to RPI plus 3% 50% will vest. If the growth is between RPI plus 3% and 7%, the options will vest pro rata.

The 2000 US Plan

The 2000 US Plan, which was adopted at the Company's first Annual General Meeting held on 21 June 2000, is used for the grant of options to employees of the Company's US business.

Options granted under the 2000 US Plan up until 2 May 2001 typically vest as to 25% of the shares under option on the first anniversary of an employee joining (or, where options are granted under the US Plan to an existing employee, on the anniversary of the grant of such options). The balance of 75% will vest in equal monthly tranches over the three year period commencing on the first vesting date. Whilst the Company had the right to impose performance conditions up until 19 November 2001, none was imposed as the Board's view was that it was unusual for options granted by US competitors to their US employees to contain such criteria.

Options granted in November 2001 and April 2003 under the 2000 US Plan will all vest three years after the date of grant, subject to satisfaction of performance criteria that require that the total shareholder return of the Company, for the three year period following date of grant, must rank in the top quartile of UK companies whose shares are listed in the Media and Entertainment sector of the London Share Service of the Financial Times newspaper. If the Company ranks in the second quartile of this comparator group, then only one half of the options will vest; if the Company ranks below the 50th percentile of this comparator group, then none of the options will vest.

Options granted in April 2004 will all vest three years after the date of grant, subject to satisfaction of performance criteria that require that growth in pre-goodwill amortisation earnings per share reaches certain targets. If growth is equal to RPI plus 7% 100% will vest, if growth is equal to RPI plus 3% 50% will vest. If the growth is between RPI plus 3% and 7%, the options will vest pro rata.

The Sharesave Plan, International Sharesave Scheme and the Addendum (the Sharesave Plans)

Under the Sharesave Plans the option entitlement granted to participating employees is linked to the monthly contributions which such employees have agreed to pay into the Sharesave Plans (up to a maximum amount of £250 per month). The options granted under the Sharesave Plans vest on the third anniversary of the grant of such options (or in the case of the Addendum applicable in the US, due to legal constraints, two years after the date of grant of such options). Where legal and regulatory constraints permit, the Company uses its discretion to offer options granted under the Sharesave Plans at a discount to the market price in force at the date of the invitation being made.

19. Share options continued

The following options and conditional awards over Ordinary shares have been granted and are outstanding at 30 September 2004:

Option Grant date	Number of shares under option	Exercise price	Exercisable not earlier than
Future Publishing Holdings Plan			
July 1998	231,295	£0.028	June 1999
April 1999	190,889	£0.216	June 1999
International Scheme (excluding US)			
June 1999	379,803	£3.617	March 2000
April 2000	26,261	£6.846–£7.647	March 2001
May 2001	16,604	£0.747	March 2002
November 2001	299,360	£0.470	Nov 2004
April 2002	300,000	£0.650	April 2005
September 2002	136,171	£0.470	Sept 2005
April 2003	2,463,908	£0.525	April 2006
April 2004	1,750,191	£0.665–£0.685	April 2007
International Scheme (US)			
September 1999	2,899	$9.722	Sept 2000
October 1999	2,002	$10.990	Oct 2000
November 1999	641	$12.156	Nov 2000
January 2000	702	$12.812	Jan 2001
Senior Scheme			
November 2001	772,340	£0.470	Nov 2004
Approved Scheme			
April 2000	19,829	£6.848	March 2001
May 2001	35,236	£0.747	March 2002
November 2001	1,898,800	£0.470	Nov 2004
September 2002	63,829	£0.470	Sept 2005
April 2003	796,092	£0.525	April 2006
April 2004	234,809	£0.665	April 2007
2000 US Plan			
July 2000	23,683	$11.202	July 2001
August 2000	906	$12.676	Aug 2001
September 2000	1,182	$10.149	Sept 2001
October 2000	2,808	$8.045	Oct 2001
November 2000	737	$6.101	Nov 2001
December 2000	2,128	$2.426	Dec 2001
April 2001	532	$1.201	April 2002
November 2001	740,000	£0.470	Nov 2004
April 2003	940,000	£0.525	April 2006
Sharesave Plan			
May 2001	192,353	£0.545	July 2004
December 2001	853,500	£0.380	Feb 2005
October 2002	238,140	£0.500	Dec 2006
October 2003	225,906	£0.530	Dec 2007
Total options outstanding at 30 September 2004	12,843,536		

Of the 12,843,536 options (2003: 14,053,775) outstanding at 30 September 2004, 10,873,233 (2003: 10,190,423) are subject to performance criteria. During the period 2,050,000 options were granted over shares, 1,989,341 options were exercised and 1,270,898 options lapsed.

Notes to the financial statements continued

20. Share premium account

Group and Company	2004 £m	2003 £m
At beginning of period	0.2	169.6
Premium on shares issued during the period	0.7	0.3
Transfer of premium on share options exercised	22.8	–
Cancellation of share premium account	–	(169.7)
At end of period	**23.7**	0.2

During the period there has been a transfer of £22.8m from other reserves to the share premium account. This amount represents the premium on shares issued pursuant to the exercise of share options granted as part of the consideration for the 1999 acquisition of the US business. All such options have now been fully exercised and accordingly, the total premium has been transferred to the share premium account.

21. Profit and loss account

	Group £m	Company £m
At 1 January 2004 – (deficit)/surplus	(22.3)	109.4
Loss for the financial period	(0.7)	(0.9)
Dividend proposed	(4.9)	(4.9)
Tax on release of pre-acquisition loan	(0.4)	–
Unwinding of licensing obligation	0.1	–
At 30 September 2004	**(28.2)**	**103.6**

The Directors have taken advantage of the exemption available under section 230 of the Companies Act 1985 and have not presented a profit and loss account for the Company alone.

22. Other reserves

	Group Merger reserve £m	Group Other reserves £m	Group Total £m	Company Other reserves £m
At 1 January 2004	109.0	21.8	130.8	21.8
Release of pre-acquisition loan	–	1.0	1.0	1.0
Transfer of premium on share options exercised (note 20)	–	(22.8)	(22.8)	(22.8)
At 30 September 2004	**109.0**	**–**	**109.0**	**–**

During the period a pre-acquisition loan has been released to other reserves in accordance with the 1999 US acquisition agreement.

23. Acquisitions

The results for the period include the undernoted contribution from acquisitions:

	Spanish Homes £m	PC Zone £m	Total £m
Date acquired	02.08.04	23.08.04	
Turnover	0.1	0.1	0.2
Adjusted operating profit	0.1	–	0.1
Amortisation of intangible assets	(0.1)	(0.1)	(0.2)
Operating loss	–	(0.1)	(0.1)

The most recent pre-acquisition annual results of those acquisitions showed the undernoted estimated figures:

	Spanish Homes £m	PC Zone £m	Total £m
Year ended:	30.04.04	31.12.03	
Turnover	0.7	4.0	4.7
Operating profit	0.4	0.5	0.9

The accounting polices applied by previous owners of acquired business differed from those applied by the Group and accordingly the pre-acquisition figures are not strictly comparable with those set out above for the nine months ended 30 September 2004.

Acquisition of *Spanish Homes Magazine* and *PC Zone Magazine*

On 2 August 2004 the Group's wholly owned subsidiary, Future Publishing Limited, acquired the title *Spanish Homes Magazine* for a cash consideration of £1.5m, of which £0.1m is deferred until 2005, and on 23 August 2004 that company also acquired the titles *PC Zone*, *CVG* and the *computerandvideogames.com* website for a cash consideration of £2.5m. The purchases are being accounted for as acquisitions.

The aggregate provisional fair values of the liabilities acquired at the dates of these acquisitions are shown below:

Liabilities acquired	Book and fair value £m
Accruals and deferred income (subscription liabilities)	–
Net liabilities acquired	–
Goodwill	4.1
Consideration	4.1
Consideration satisfied by:	
Cash	3.9
Deferred consideration[1]	0.1
Associated costs	0.1
Total consideration	4.1

1 The deferred consideration relates to the acquisition of *Spanish Homes Magazine* and will be paid in the first half of 2005.

24. Post balance sheet events

On 30 November 2004 the Group's UK subsidiary Future Publishing Limited, acquired the title and goodwill of *What Laptop* for £0.65m in cash. For the year ended 30 September 2004 turnover was £0.8m and the profit attributable to those assets was £0.2m.

On 3 December 2004 Future Publishing Limited also acquired the entire issued share capital of Beach Magazines and Publishing Limited (Beach) for an initial consideration of £1.5m in cash and a further £1.5m deferred for one year, subject to the business meeting certain revenue targets. Beach publishes three titles: *Wedding Day*, *Junior* and *Junior Pregnancy & Baby*. For the 12 months ended 31 December 2003 turnover was £3.1m and operating profit was £0.2m.

25. Pensions

The Group operates a defined contribution scheme for employees resident in the United Kingdom.

In the US the Group operates a Section 401(K) profit sharing defined contribution plan in respect of pensions, which covers substantially all Future Network USA employees. The section 401(K) plan allows employees to invest in eight funds run by T. Rowe Price, but the employees, not the employer, have complete control over what they invest in, although they have no control over the stocks owned by the funds.

During the period £0.5m (12 months ended 31 December 2003: £0.7m) of contributions were made by the Group to these plans.

26. Commitments and contingent liabilities

a) Operating lease commitments

At 30 September 2004 the Group had annual commitments under non cancellable operating leases as set out below:

	Land and buildings £m	Other £m	2004 Total £m	Land and buildings £m	Other £m	2003 Total £m
Annual commitments under non-cancellable operating leases expiring:						
Within one year	0.6	0.2	0.8	0.2	0.1	0.3
Within two to five years	1.4	0.1	1.5	2.2	0.2	2.4
After five years	1.9	–	1.9	1.8	–	1.8
Total	3.9	0.3	4.2	4.2	0.3	4.5

b) Contingent liabilities

A number of trading subsidiaries are defendants in various legal actions. In the opinion of the Directors, after taking appropriate legal advice, the outcome that such actions would give rise to a significant loss is considered remote.

c) Capital commitments

There were no material capital commitments as at 30 September 2004.

27. Related party transactions

Transactions with those subsidiary undertakings where 90% or more of their voting rights are controlled within the Group, and transactions that are eliminated on consolidation, are not disclosed as provided for in FRS8: Related Party Disclosures.

28. Principal subsidiary undertakings

The principal subsidiary undertakings are shown below. A full list of subsidiaries is available at the Company's registered office. All subsidiaries are included in the consolidation. Shares of those companies marked with an * are indirectly owned by The Future Network plc through an intermediate holding company.

Company name	Country of incorporation	Nature of business	Holding %	Class of shares
Subsidiaries				
Future Publishing Limited*	England and Wales	Magazine publishing	100	£1 Ordinary shares
Future Network USA, Inc*	USA (State of California)	Magazine publishing	100	Not applicable
Future France SAS*	France	Magazine publishing	100	€15.25 Ordinary shares
Future Media Italy SpA *	Italy	Magazine publishing	100	€0.51 Ordinary shares

FTSE Media and Entertainment Sector Index (UK companies)

The following is a list of companies currently included in the Media and Entertainment Sector Index (UK companies). Reference is made to this list in the Directors' remuneration report on pages 55 and 58.

- Aegis Group
- Bloomsbury Publishing
- British Sky Broadcasting
- Capital Radio
- Chrysalis Group
- Daily Mail 'A'
- Datamonitor
- Emap
- EMI Group
- Euromoney Institutional Investor
- The Future Network
- GWR Group
- Highbury House Communications
- Hit Entertainment
- Incepta
- Incisive Media
- ITE Group
- iTouch
- ITV
- Johnston Press
- Maiden Group
- Metal Bulletin
- Pearson
- Photo-Me International
- Reed Elsevier
- Reuters Group
- Sanctuary Group
- Scottish Radio Holdings
- SMG
- St Ives
- T&F Informa
- Taylor Nelson Sofres
- Trinity Mirror
- Ulster TV
- United Business Media
- Wilmington
- WPP Group

Notice of Annual General Meeting

Notice is hereby given that the sixth Annual General Meeting of The Future Network plc will be held on Wednesday 26 January 2005 at The Wessex Suite, Francis Hotel, Queen Square, Bath BA1 2HH at 11a.m. at which the following resolutions numbered 1 to 13 and 16 to 18 below will be proposed as ordinary resolutions and the resolutions numbered 14, 15 and 19 will be proposed as special resolutions.

Ordinary business

Ordinary resolutions

1. To receive and adopt the audited financial statements of the Company for the period ended 30 September 2004 and the reports of the Directors and the Auditors.
2. To approve the remuneration report for the period ended 30 September 2004.
3. To declare a final dividend of 1.5 pence per Ordinary share.
4. To re-elect Roger Parry as a Director.
5. To re-elect Greg Ingham as a Director.
6. To re-elect John Bowman as a Director.
7. To re-elect Michael Penington as a Director.
8. To re-elect Patrick Taylor as a Director.
9. To re-elect Lisa Gordon as a Director.
10. To re-elect John Mellon as a Director.
11. To reappoint PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors, as auditors of the Company to hold office until the conclusion of the next General Meeting at which accounts are laid before the Company.
12. To authorise the Directors to determine the remuneration of the auditors of the Company.
13. That, in substitution for any existing authority, the Directors be and are hereby generally and unconditionally authorised for the purposes of Section 80 of the Companies Act 1985 ('the Act') to exercise all the powers of the Company to allot relevant securities (within the meaning of that Section) up to the nominal amount of £1,070,000 (representing just under 33% of the issued share capital of the Company as at 7 December 2004) at any time or times during the period beginning on the date of the passing of this Resolution and ending following the conclusion of the Company's next Annual General Meeting (unless previously revoked or varied by the Company in General Meeting) save that pursuant to Section 80 (7) of the Act the Company may before expiry of this authority make an offer or agreement which would or might require relevant securities to be allotted after its expiry and the Directors may allot relevant securities pursuant to such an offer or agreement as if the authority hereby conferred had not expired.

Special resolutions

14. That in substitution for any existing authority and subject to the passing of Resolution 13, the Directors be and are hereby empowered pursuant to Section 95 of the Act to allot equity securities (within the meaning of Section 94 of the Act) for cash pursuant to the authority conferred upon it for the purposes of Section 80 of the Act by Resolution 13 as if Section 89(i) of the Act did not apply to any such allotment at any time or times during the period beginning on the date of the passing of this Resolution and ending following the conclusion of the Company's next Annual General Meeting (save that the Company may before the expiry of the power hereby conferred make an offer or agreement which would or might require equity securities to be allotted after its expiry and the Directors may allot equity securities pursuant to such an offer or agreement as if the power hereby conferred had not expired), such power being limited to:

a) the allotment of equity securities in connection with any Rights Issue in favour of the holders of relevant Ordinary shares and relevant employee Ordinary shares, or in connection with any other form of issue of such securities in which such holders are offered the right to participate, in proportion (as nearly as may be) to their respective holdings and, if the rights attaching to any other equity securities so provide, in favour of the holders of those equity securities in accordance with such rights, but subject to such exclusions or other arrangements as the Directors consider necessary or expedient in connection with Ordinary shares representing fractional entitlements or on account of either legal or practical problems arising in connection with the laws of any territory, or of the requirements of any generally recognised regulatory body or stock exchange in any territory; and

b) the allotment (otherwise than pursuant to sub-paragraph a) above) of equity securities up to an aggregate nominal amount of £162,000 (representing just under 5% of the issued share capital of the Company as at 7 December 2004).

15. That the Company be generally and unconditionally permitted to make market purchases (within the meaning of Section 163(3) of the Act) of Ordinary shares of 1p each in the capital of the Company on such terms and in such manner as the Directors may determine provided that:

a) the maximum aggregate number of Ordinary shares which may be purchased is limited to 32,400,000 (representing just under 10% of the issued share capital of the Company as at 7 December 2004);

b) the minimum price exclusive of any expense which may be paid per Ordinary share is 1p;

c) the maximum price exclusive of expenses which may be paid for such Ordinary shares is not more than 5% above the average of the market values for an Ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date on which the Ordinary shares are purchased;
d) unless previously renewed, varied or revoked, this authority shall expire at the conclusion of the next Annual General Meeting following the date of this resolution; and
e) the Company may make a contract to purchase shares under the authority conferred by this resolution prior to expiry of such authority, which may be executed wholly or partly after expiry of this authority and may make purchases of Ordinary shares in pursuance of any such contract.

Special business

Ordinary resolutions

16. To approve the Share Incentive Plan (SIP) the rules of which are summarised at pages 93 and 94 and are now produced to the meeting and initialled by the Chairman for the purposes of identification and the Directors be authorised to adopt them (subject to any amendments required by the Inland Revenue to obtain approval of the SIP) and the Directors of the Company be authorised to do all things necessary or expedient for the purpose of implementing the SIP and that the Directors be authorised to establish further plans or schedules based on the SIP to take account of local tax, exchange control or securities laws in overseas territories provided that such other plans or schedules shall count against any limits an individual or overall participation under the SIP.
17. To approve the Performance Share Plan, the rules of which are summarised on pages 94 and 95 and are now produced to the meeting and initialled by the Chairman for the purposes of identification and authorise the Directors to adopt them and to take any action deemed appropriate to implement the plan and the Directors of the Company be authorised to establish further plans or schedules based on the Performance Share Plan to take account of local tax, exchange control or securities laws in overseas territories provided that such other plans or schedules shall count towards any limits an individual or overall participation under the Performance Share Plan.
18. To approve the Deferred Annual Bonus Scheme, the rules of which are summarised on pages 95 and 96 and are now produced to the meeting and initialled by the Chairman for the purposes of identification and authorise the Directors to take any action deemed appropriate to implement the Deferred Annual Bonus Scheme and the Directors of the Company be authorised to establish further plans or schedules based on the Deferred Annual Bonus Scheme to take account of local tax, exchange control or securities laws in overseas territories provided that such other plans or schedules shall count towards any limits an individual or overall participation under the Deferred Annual Bonus Scheme.

Special Resolution

19. That the name of the Company be changed from 'The Future Network plc' to 'Future plc'.

On behalf of the Board



Mark Millar
Company Secretary
7 December 2004

Notes:

1) Any member entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, vote in their stead. A proxy need not be a member of the Company. A proxy card is enclosed. To be effective, it should be completed, signed and returned so as to be received by the Company's Registrars, Lloyds TSB Registrars plc, The Causeway, Worthing, West Sussex BN99 6ZL, not later than 11a.m. on Monday 24 January 2005, being 48 hours before the time appointed for the holding of the meeting.
2) The Company, in accordance with its articles of association and pursuant to Regulation 41 of The Uncertificated Securities Regulations 2001, specifies that only those members on the register of the Company as at 6p.m. on Monday 24 January 2005 shall be entitled to vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register after 6p.m. on Monday 24 January 2005 shall be disregarded in determining the rights of any person to attend or vote at the meeting.
3) Copies of the following documents will be available for inspection at the registered office of the Company at 30 Monmouth Street, Bath BA1 2BW, and at the offices of Allen & Overy, One New Change, London EC4M 9QQ during usual business hours on any weekday (Saturdays and Bank Holidays excepted) until Tuesday 25 January 2005, and at the place of the meeting from 10.45a.m. until its conclusion:
   a) the service contracts of the executive Directors and letters of appointment of the non-executive Directors;
   b) the Company's Memorandum and Articles of Association;
   c) the Register of Directors' interests kept by the Company under Section 325 of the Companies Act 1985;
   d) the Terms of Reference of the Remuneration committee;
   e) the Terms of Reference of the Audit committee;
   f) the Terms of Reference of the Nomination committee; and
   g) the rules of the Performance Share Plan, the Deferred Annual Bonus Scheme and the Share Incentive Plan.

Explanation of AGM business

Explanation of ordinary business

Ordinary resolution 1 – Financial statements
Shareholders will be asked to approve the audited financial statements of the Company for the financial period ended 30 September 2004, together with the reports of the Directors and auditors. The audited financial statements appear on pages 62 to 88.

Ordinary resolution 2 – Directors' remuneration report
Consistent with best practice and regulation, shareholders will be asked to approve the Directors' remuneration report set out on pages 53 to 59.

Ordinary resolution 3 – Declaration of a dividend
The Directors propose a dividend of 1.5 pence per Ordinary share to be paid on 31 January 2005 to those shareholders on the register on 31 December 2004. The Board's policy on dividend payments is set out on page 42.

Ordinary resolutions 4 to 10 – Annual re-election of Directors
The Board has decided that all Directors should retire and stand for re-election at each Annual General Meeting of the Company. Biographical details in respect of all Directors are set out on page 25.

Ordinary resolutions 11 and 12 – Auditors
A resolution proposing the re-appointment of PricewaterhouseCoopers LLP as auditors of the Company and authorising the Directors to determine their remuneration will be submitted to the Annual General Meeting. An explanation regarding the Board's proposal to re-appoint PricewaterhouseCoopers LLP as auditors can be found at page 48 of the Corporate governance report.

Ordinary resolution 13 – To authorise the Directors to issue and allot new Ordinary shares
There may be circumstances where it would be appropriate for the Company to issue new Ordinary shares, such as an acquisition where it might be appropriate for the consideration to be settled in whole, or in part, by the issue of new Ordinary shares. Under the provisions of section 80 of the Companies Act 1985, the Directors may allot and issue Ordinary shares only if authorised to do so by the Company's Articles of Association or by shareholders at a shareholders' meeting. Consistent with the previous practice of the Company, authority is being sought to allot Ordinary shares having an aggregate nominal value of up to £1,069,000, such authority to expire following the conclusion of the Company's next Annual General Meeting. This is equivalent to just under 33% of the issued Ordinary share capital of the Company as at 7 December 2004. If granted, this authority would replace all previous authorities granted in this connection.

The Directors do not at present have any intention of exercising this authority other than in connection with any exercises under share option schemes. The Directors intend to seek renewal of this authority each year.

Special resolution 14 – Disapplication of statutory pre-emption rights
Resolution 14 will be proposed to renew the Directors' existing authority to allot new Ordinary shares for cash other than pro rata to existing shareholdings. Section 89 of the Companies Act 1985 requires that equity securities issued for cash must first be offered to the Company's existing holders of securities in proportion to their existing rights.

Consistent with the previous practice of the Company, the authority now sought would permit the allotment of Ordinary shares up to the amount covered by resolution 13 in connection with a rights issue (or other pro rata Ordinary share issue) and otherwise up to an aggregate nominal amount not exceeding £162,000, equivalent to just under 5% of the Company's issued Ordinary share capital as at 7 December 2004. This nominal amount includes any sale on a non-pre-emptive basis of any Ordinary shares the Company holds in treasury. This authority is to expire following the conclusion of the Company's next Annual General Meeting. If granted, this authority would replace all previous authorities existing in this connection. The Board intends to seek renewal of this authority each year.

Special resolution 15 – Purchase of own shares
Resolution 15 is proposed to renew the Company's authority to purchase own shares. The maximum number of Ordinary shares that may be purchased will be 32,400,000 representing just under 10% of the issued Ordinary share capital of the Company as at 7 December 2004.

The minimum price which may be paid (exclusive of any expenses) for shares will be the nominal value of 1p per Ordinary share and the maximum price (exclusive of any expenses) will not be more than 5% above the average of the middle-market quotation of the Company's Ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the shares are purchased. This authority, if granted, would expire following the conclusion of the Company's next Annual General Meeting. The Board intends to seek renewal of this authority each year. If approved, the authority would be used only where it was demonstrably in shareholders' interests and would enhance adjusted earnings per share.

Whilst the Board has no current intention to use the power proposed, it considers that it is desirable to renew this authority each year, as there could be circumstances in which the purchase by the Company of its own shares would be in the best interests of the Company and its shareholders generally. The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 enable certain listed companies to hold shares in treasury as an alternative to cancelling them, following a purchase of own shares by the company in accordance with the Companies Act 1985. Shares held in treasury may subsequently be cancelled or sold for cash, or used to satisfy employee share option or other awards under the company's share option or Long-Term Incentive schemes. Once held in treasury, a company is not entitled to exercise any rights, including the right to attend and vote at company meetings in respect of the shares, and no dividend or distribution of the company's assets may be made to the company in respect of shares held in treasury. If the Directors exercise the authority conferred by special resolution 15, they will consider holding those shares in treasury rather than cancelling them.

Explanation of special business

Ordinary resolution 16 – Adoption of Share Incentive Plan (SIP)
The Board wishes to encourage employee share ownership so as to better align the interests of employees with those of shareholders by affording them the opportunity to invest in the Company. A resolution proposing the adoption and implementation of an employee SIP will be proposed and a description of the SIP is set out below.

Eligibility
All eligible employees of the Company and participating subsidiaries who have been employed for a minimum period (not exceeding twelve months) are entitled to participate in the SIP. Initially the SIP is only intended to be offered to UK employees, but the Company will review whether to extend the plan overseas in the future.

How the SIP may be operated
The Board may operate the SIP in a number of ways. It can:

- Make an award of 'free shares'.
- Give employees the opportunity to invest in 'partnership shares'.
- Make an award of 'matching shares' to those employees who have invested in 'partnership shares' (free shares, partnership shares and matching shares – together 'Plan Shares').
- Require or allow employees to re-invest any dividends paid on their Plan Shares in further Ordinary shares ('dividend shares').

Free shares
The Company may give free shares up to a maximum annual value set from time to time by the Inland Revenue. The current maximum annual value is £3,000 per employee. If the Company wishes, the award of free shares can be based on the achievement of individual, team, divisional or corporate performance targets which must be notified to all employees. Otherwise, free shares must be awarded to employees on the same terms, although awards can vary by reference to remuneration, length of service or hours worked.

Partnership shares
The Company may provide employees with the opportunity to acquire partnership shares from their gross monthly salary, up to a maximum value set from time to time by the Inland Revenue, currently £1,500 per year. The Company may set a minimum monthly deduction which may not be greater than £10. Ordinary shares may be acquired on behalf of employees within 30 days after each deduction at the market value of the Ordinary shares on the date they are acquired. Alternatively, deductions may be accumulated during any accumulation period of up to 12 months. In this case, Ordinary shares will be acquired on behalf of employees within 30 days after the end of the accumulation period, at the lower of the market value of the Ordinary shares at the beginning of the accumulation period or the date when they are acquired.

Matching shares
The Company can give an employee up to two free matching shares for each partnership share acquired by the employee. The award of matching shares cannot be subject to performance targets.

Dividend shares
The Company can either give employees the opportunity or require employees to re-invest any dividends paid on any of their Plan Shares in further Ordinary shares, up to a maximum amount which is currently set at £1,500 per annum.

Trust
The SIP must operate through a trust, which will acquire Ordinary shares by purchase or by subscription and will hold the shares on behalf of the employees.

Holding period
Free and/or matching shares must be held in trust for five years from the date on which the shares are allocated to employees.

Dividend shares must be held in trust for three years.

Cessation of employment, forfeiture of shares and non-transferability
The Company can provide that free shares and/or matching shares are forfeited if employees cease employment with a member of the Group (other than because of certain circumstances such as redundancy, injury, disability, reaching retirement age, transfer of the employing business or change of control of the employing company) within the period of up to three years from the date on which shares were allocated.

Employees can withdraw their partnership shares from the SIP at any time. However, the Company can stipulate that matching shares will be subject to forfeiture if the corresponding partnership shares are withdrawn within a specified period, not exceeding three years, of their purchase on behalf of the employee.

Awards are not transferable except on death, when Plan Shares may be transferred to the deceased employee's personal representatives. Awards of shares under the SIP are not pensionable.

Funding the SIP
If existing Ordinary shares are acquired as partnership shares, participating Group companies may be required to fund the acquisition cost to the extent that salary deductions are insufficient.

Limits on the issue of shares
The SIP will be subject to the limit that in any ten year period not more than 10% of the issued Ordinary share capital of the Company from time to time may be issued or issuable under the SIP and any other employees' share scheme(s) adopted by the Company.

Amendments to the SIP
The Board will have authority to amend the SIP, provided that no amendment to the advantage of participants may be made to provisions relating to:

- Who can participate.
- The number of Ordinary shares which the trustee can acquire under the SIP.
- The basis for determining a participant's entitlement to Plan Shares and the terms on which they can be acquired.
- Any adjustment in the event of a variation in the Company's share capital,

without the prior approval of shareholders in general meeting (unless the amendment is minor and made to benefit the administration of the SIP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment). While the SIP retains its Inland Revenue approved status, no amendment may be made to a key feature of the SIP without the prior approval of the Inland Revenue.

Ordinary resolution 17 – Adoption of a new Performance Share Plan (PSP)

The Board wishes to align the interests of executive Directors and central senior management with those of shareholders and to implement a new long term incentive plan intended only for executive Directors and central senior management in order to assist with recruitment and retention. Awards under this new scheme will be subject to stretching performance criteria measured against both earnings per share ('EPS') and total shareholder return ('TSR'). A more detailed description of the proposed new scheme is set out below.

Awards

Awards are intended to replace the Company's existing incentive arrangements, namely the employee share option schemes (set out on pages 83 to 85 of the notes to the accounts) and The Future Network plc Matched Award Plan (the 2003 LTIP) for executive Directors and central senior management. The Remuneration committee intends to grant Awards on an annual basis only to executive Directors and central senior management who will participate in only one long term incentive plan, as the PSP is considered preferable to an option scheme because the Remuneration committee believes it will produce closer alignment between executive reward and Company performance.

Nature of awards

Awards will be in respect of Ordinary shares. Awards are not pensionable and may not be assigned or transferred except on a participant's death, when they may be assigned to the participant's personal representatives.

Who is eligible to participate

The Remuneration committee will have responsibility for agreeing any Awards under the PSP and for setting the policy for the way in which the PSP should be operated, including agreeing performance targets and which employees should be invited to participate in the PSP. All employees of the Company and its subsidiaries including executive Directors are eligible to participate, unless they are within six months of their normal or anticipated retirement age.

Grant of Awards

Generally, Awards can be granted at any time, but not during a close period of the Company. No payment is required for the grant of Awards. Any Ordinary shares allotted under the PSP will carry the same rights as all other issued Ordinary shares in the Company and application will be made for any new Ordinary shares issued under the PSP to be listed on the London Stock Exchange.

If there is a variation in the share capital of the Company, the Awards may be adjusted to reflect that variation.

Limits on the issue of Ordinary shares under the PSP

Under the terms of the PSP, in any ten year period the use of new issue or treasury shares under the PSP and any other employee share scheme operated by the Company is limited to 10% of the issued share capital, of which not more than 5% may be used for those plans operated on a selective basis.

Restricted period

An Award will generally vest at the end of a three year period following the date of grant and only to the extent that the specified performance targets have been met.

Individual limits

The upper limit for individual Awards will be set from time to time by the Remuneration committee. It is currently intended that in normal circumstances the maximum value of shares which can be awarded to any individual in any year will be 100% of salary, except that in genuinely exceptional circumstances in connection with the recruitment or retention of an individual this may be increased to a maximum of 200%. In addition the Remuneration committee wishes to reserve the discretion to grant Awards above 100% (but within the 200% upper limit) if, for example, significantly more stretching performance targets are set. Such discretion will only be exercised following consultation with the ABI, RREV and the Company's major shareholders.

Performance targets and vesting of Awards

Awards shall vest three years from the date on which they were granted, subject to the satisfaction of performance targets and the participant's continued employment with the Company. The Company's performance will be measured over a single three year period beginning on the first day of the financial year in which the Awards are made (the Relevant Period) (so the first performance period will begin on 1 October 2004). It is currently intended that 50% of the Award will be subject to total shareholder return (TSR) performance and 50% of the Award subject to earnings per share (EPS) performance. The Remuneration committee has chosen TSR and EPS because it is the Company's objective to grow its EPS and to outperform its peers in terms of its TSR. The committee may set different performance targets than those specified provided that the new targets are not substantially different and the committee considers them at least as challenging as the original ones, except that the committee reserves the flexibility to vary the mix between EPS and TSR but will only do so following consultation with the ABI, RREV and the Company's major shareholders.

TSR Performance

The vesting of the TSR part of the Award will be determined by the Company's performance compared to a group of similar companies, not being less than 15 in number, such that if the Company's performance places it below median, no part of the Award will vest, 25% will vest if the Company's performance is median and 100% if the Company's performance places it in the top quintile (20%) as against the comparator companies, and on a pro rata straight line basis between the two. Initially, this group will comprise the following 19 companies (excluding the Company):

Bloomsbury Publishing
Centaur Holdings
Emap
Euromoney Institutional Investor
Expomedia Group
Haynes Publishing
Highbury House Communications
Huveaux
Incisive Media
ITE Group
Johnston Press
Pearson
Reed Elsevier
SMG
T&F Informa
Tarsus Group
Trinity Mirror
Wilmington
Yell Group

To alleviate short-term volatility, the return index will be averaged in the TSR calculations for each company over the three months prior to the start and end of the performance period.

EPS Performance
The vesting of the other part of the Award will be determined by the Company's EPS performance against the Retail Prices Index (RPI). EPS growth targets will be stretching and will be determined by the committee at the date of grant of an Award, subject to a minimum target. The minimum target provides that in the event that the Company's EPS growth is less than RPI +3%, none of that part of the Award will vest, if it is RPI +3%, 25% of that part of the Award will vest and at RPI +8%, 100% of that part of the Award will vest, and vesting will be on a pro rata straight line basis between the two. Earnings per share will be defined as before amortisation of intangible assets and exceptional items.

Rights attaching to shares prior to the vesting of Awards
A participant has no rights in relation to the Award or to the shares which are the subject of the Award until it has vested. However, the number of shares under an Award may, at the discretion of the trustee, be increased during the Relevant Period by reinvesting dividends paid on the shares under the Award.

Cessation of employment before the end of the Restricted Period
If a participant ceases employment with the Company before the end of the third anniversary of the grant of the Award (the Restricted Period), Award(s) will generally lapse. However, if a participant dies or leaves employment in certain circumstances such as ill-health, injury, disability, retirement, redundancy or the employing business being sold or transferred outside the Group, the Award will vest on a pro rata basis (or on another basis determined by the Remuneration committee) provided the performance target has been met measured on a pro rata basis from the beginning of the Relevant Period to the date of cessation of employment. Finally, the Remuneration committee has discretion to vest or preserve all or part of an Award(s) if a participant ceases to be employed by the Company for an exceptional reason other than those set out above (excluding voluntary resignation or in circumstances justifying summary dismissal).

Issue or transfer of shares at the end of the Restricted Period
Once a participant's Award has vested, Ordinary shares will be issued or transferred to the participant as soon as practicable.

General offer or scheme of arrangement
If there is a change of control of the Company, shares will vest on the change of control to the extent that the performance targets have been met up to the date of the change of control or the most practicable earlier date having regard to the relevant performance target(s). The Remuneration committee will, in addition, have discretion to take into account any other factors it believes to be relevant in determining the extent to which Awards will vest in these circumstances.

Duration of the PSP
No Award may be granted after ten years from the date of shareholder approval of the PSP.

Amending the rules of the PSP
The Company will have authority to amend the rules of the PSP, provided that no amendment to the advantage of participants may be made to provisions relating to:

- Who can be a participant.
- The limits on the number of shares which can be issued under the PSP.
- The basis for determining a participant's entitlement to shares and the terms on which they can be acquired.
- Any adjustment in the event of a variation in the Company's share capital.

without the prior approval of shareholders in general meeting, unless the amendment is minor and made to benefit the administration of the PSP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment. The Remuneration committee may vary the performance conditions applying to Awards to take account of events the committee considers exceptional, including technical events, such as changes in accounting standards and the takeover of a company in the TSR comparator group, provided that the committee considers that the amended condition is fair and reasonable and that the conditions remain at least as challenging as the ones originally set.

Additional schedules to the rules can be incorporated to operate the PSP outside the UK. These schedules can vary the rules of the PSP to take account of any securities, exchange control or taxation laws or regulations. Any Ordinary shares issued for these purposes will count towards the overall limit of shares issued under the PSP.

Ordinary resolution 18 – Adoption of a new Deferred Annual Bonus Scheme (DABS)
The Board wishes to recruit, encourage and retain country managers by affording them an opportunity to own shares in the Company. Awards will be granted under this scheme, subject to the attainment of stretching performance criteria, which are relevant to the performance of the operating subsidiary in relation to which the managers are responsible. A description of the proposed new scheme is set out below.

Explanation of AGM business continued

Introduction
The Deferred Annual Bonus Plan (the DABS), provides each selected participant with a deferred entitlement to receive Ordinary shares (DABS Award) in addition to their annual cash bonus. The grant of a DABS Award is subject to the relevant performance targets relating to the participant's cash bonus having been satisfied prior to the date of grant. The initial value of the DABS Award is calculated as a proportion of annual cash bonus in respect of the preceding financial year.

DABS Awards
DABS Awards are intended to replace the Company's existing incentive arrangements, namely the employee share option schemes (set out on pages 83 and 84) and the 2003 LTIP for country managing directors in France, Italy, UK and the US. In addition, other senior country managers may participate in the DABS at the discretion of the Remuneration committee. The Remuneration committee intends to grant DABS Awards on an annual basis.

Nature of DABS Awards
The nature of the DABS Awards is the same as set out in respect of PSP Awards except that the vesting of the Award is only contingent on the participant's continued employment within the Group.

Who is eligible to participate
DABS eligibility criteria will be the same as set out in respect of PSP Awards, save that there will be no performance targets attached to DABS Awards.

Grant of DABS Awards
DABS Awards will be granted in the same manner as set out in respect of PSP Awards.

Restricted period
A DABS Award will generally vest at the end of a three year period following the date of grant.

Individual limits
The upper limit for individual DABS Awards will be set from time to time by the Remuneration committee. The value of a DABS Award will normally be an amount representing up to 50% of the participant's annual cash bonus paid or payable for the preceding financial year other than in exceptional circumstances and the current maximum cash bonus payable to any participant is 65% of base salary. In addition, the Remuneration committee may make a DABS Award within the period of 42 days following the approval of the DABS by shareholders without reference to a participant's annual bonus, subject to a maximum total number of shares granted to all participants (at the time of grant) equal to £250,000. This initial DABS Award is intended to provide an immediate retention incentive which other incentive arrangements currently held by the proposed participants do not.

Rights attaching to shares prior to the vesting of DABS Awards
These rights will be the same as set out in respect of the PSP Awards.

Cessation of employment before the end of the Relevant Period
If a participant ceases employment with the Group before the end of the Restricted Period, the DABS Awards will generally lapse. However, if a participant dies or leaves employment in certain circumstances such as ill-health, injury, disability, retirement, redundancy or their employing business being sold or transferred outside the Group, the DABS Award will vest immediately on a pro rata basis. In addition, the Remuneration committee has discretion to vest or preserve all or part of a participant's DABS Award(s) if a participant ceases to be employed by the Group for an exceptional reason other than those set out above (excluding voluntary resignation or in circumstances justifying summary dismissal).

Issue or transfer of shares at the end of the Restricted Period
Once a participant's DABS Award has vested, Ordinary shares will be issued or transferred to the participant as soon as practicable.

Limits on the issue of Ordinary shares under the DABS
The limits will be the same as those set out in respect of the PSP Awards.

General offer or scheme of arrangement
If there is a change of control of the Company, a DABS Award(s) will vest on the change of control.

Duration of the DABS
No DABS Award may be granted after ten years from the date of shareholder approval of the DABS Plan.

Amending the rules of the DABS
The rules of the DABS may be amended as set out in respect of the PSP.

Special resolution 19 – Proposed change of Company name
The Board considers that the proposed name 'Future plc' would be a welcome simplification of the current Company name.

Action to be taken
A proxy card is included with this Annual Report for use in connection with the Annual General Meeting. Please complete and return the form in accordance with the instructions printed on it to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL as soon as possible and, in any event, no later than 11a.m. on Monday 24 January 2005. The return of the form of proxy will not prevent you from attending the Annual General Meeting and voting in person if you wish to do so.

Recommendations
The Board believes that each of the resolutions to be proposed at the Annual General Meeting is in the best interests of the Company and its shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of all of the resolutions proposed, as they intend to do in respect of their own beneficial holdings.

Approved by the Board of Directors and signed on its behalf by



Mark Millar
Company Secretary
7 December 2004

Advisers

Auditors
PricewaterhouseCoopers LLP
31 Great George Street
Bristol BS1 5QD

Brokers
UBS
1 Finsbury Avenue
London EC2M 2PP

Investment bankers
Morgan Stanley
25 Cabot Square
Canary Wharf
London E14 4QA

Principal bankers
BNP Paribas
10 Harewood Avenue
London NW1 6AA

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Solicitors
Allen & Overy LLP
One New Change
London EC4M 9QQ

Osborne Clarke
2 Temple Back East
Temple Quay
Bristol BS1 6EG

Registered office and Group headquarters
The Future Network plc
Beauford Court
30 Monmouth Street
Bath BA1 2BW

www.thefuturenetwork.plc.uk

Company registration number
3757874

Investor information

Registrars and transfer office
The Company's share register is maintained by Lloyds TSB Registrars.

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
Telephone 0870 600 3953
www.lloydstsb-registrars.co.uk

Shareholders should contact the registrar, Lloyds TSB Registrars, in connection with changes of address, lost share certificates, transfers of shares and bank mandate forms to enable automated payment of dividends.

Online information – www.shareview.co.uk
Our registrar, Lloyds TSB Registrars, has a service to provide shareholders with online Internet access to details of their shareholdings. The service is free, secure and easy to use. To register for the service, go to www.shareview.co.uk

Unsolicited mail
The share register is by law a public document. To limit the receipt of mail from other organisations, please write to Mailing Preference Services, Freepost 22, London W1E 7EZ.

Investor enquiries
For enquiries of a general nature regarding the Company and for investor relations enquiries please contact Terri Davey at the Company's registered office, or visit www.thefuturenetwork.plc.uk and select the investor relations section.

Future publishes a quarterly business newsletter, *Inside Future*. To register for a regular copy contact us via investor.relations@futurenet.co.uk

Shareholder information

Analysis of Ordinary shareholders as at 30 September 2004:

Range of holdings	Number of shareholders	Percentage of total shareholders	Number of shares '000	Percentage of issued share capital
1-500	602	26%	148,753	-
501-1,000	374	17%	287,679	-
1,001-10,000	960	42%	2,902,103	1%
10,001-100,000	192	8%	6,690,315	2%
100,001 and over	152	7%	314,448,076	97%
Total	2,280	100%	324,476,926	100%

Financial calendar

Announcement of results and final dividend recommendation	7 December 2004
Ex-dividend date	29 December 2004
Dividend record date	31 December 2004
Annual General Meeting and approval of final dividend	26 January 2005
Final dividend payment date	31 January 2005
Half-year end	31 March 2005
Announcement of interim results and dividend	May 2005
Interim dividend payment date	June 2005
Financial year end	30 September 2005

Our offices

The Future Network plc
www.thefuturenetwork.plc.uk
Beauford Court, 30 Monmouth St,
Bath BA1 2BW, United Kingdom
+44 1225 442244

Future Publishing Limited
www.futurenet.com

Bath
Beauford Court, 30 Monmouth St,
Bath BA1 2BW, United Kingdom
+44 1225 442244

London
99 Baker Street, London
W1U 6FP United Kingdom
+ 44 207 317 2600

Future Network USA, Inc.
www.futurenetworkusa.com

San Francisco
150 North Hill Drive, Suite 40,
Brisbane, CA 94005, USA
+ 1 415 468 4684

New York
149 Fifth Avenue, 9th Floor
New York NY10010, USA
+ 1 212 768 2966

Future France SAS
101–109 Rue Jean Jaures
92300 Levallois Perret, France
+ 33 1 41 27 38 38

Future Media Italy SpA
www.futuremediaitaly.it
Via Asiago 45,
20128 Milan, Italy
+ 39 02 252 9161

How others have rated us

FTSE4Good Index Series
Member

Bath Business of the Year Awards
Winner 2003

South West England Financial Communications Awards
Special Commendation 2003

WPA Maggie Awards 2004
***MacAddict* (US)**
Best Consumer Computer Magazine

OJD
***Windows News* (France)**
Fastest-growing Magazine 2003

PPA Publishing Awards 2004
***Digital Camera Magazine* (UK)**
International Magazine of the Year

ACE Circulation Awards 2004
***Total Guitar* (UK)**
Circulation Excellence
& Endeavour Award

MCV Industry Excellence Awards 2004
***Official PlayStation 2 Magazine* (UK)**
Magazine Team of the Year

Assistant Bills & Renewals Manager – Circulation Department, US

During the year, Future became the fastest growing US magazine publisher at newsstand.

Source: Circulation Management Magazine.


No.1
fastest
growing
publisher
on
US
newsstand
MacAddict
mobile

The report is printed on Megamatt, which is manufactured using up to 50% recovered fibres with the remaining pulp being TCF (totally chlorine free) and coming from sustainable forests. The paper is bio-degradable and produced in full accordance with the environmental laws in the country of manufacture. The paper mill and printers are accredited with ISO 14001

Designed and produced by williams and phoa, printed in the UK

The Future Network plc
Beaufort Court
30 Monmouth Street
Bath BA1 2BW
United Kingdom
Tel +44 (0)1225 442244
www.thefuturenetwork.plc.uk





With thanks to:

1. Andrew Dodd, Staff Writer, *Mountain Biking UK*
2. Brice N'guessan, Editor-in-Chief, *PlayStation 2 - Le Magazine Officiel*
3. Myriam Mamen, Advertising Manager, *Windows News*
4. Matt Scharfglass, Associate Music Editor, *Guitar World*
5. Zoe Beer, Production Assistant, *Cross Stitcher*
6. Monica Sotgiu, Designer, *Giochi per il Mio Computer*
7. Sophie Strickland, Advertising Manager, *Total Film*
8. Stuart James, Art Editor, *T3*
9. George Jones, Editor-in-Chief, *Maximum PC*
10. Francesca Reyes, Executive Editor, *Official Xbox Magazine (US)*


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EXHIBIT 2.4

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or from another appropriately authorised independent professional adviser.

If you have sold or otherwise transferred all your Future Shares, please forward this document, together with the accompanying documents, as soon as possible to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the United Kingdom and the United States may be restricted by law and therefore persons into whose possession this document comes should inform themselves of, and observe, such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Applications have been made to the UK Listing Authority for the New Future Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on its market for listed securities. It is expected that admission of the New Future Shares to the Official List will become effective and that any dealings on the London Stock Exchange (for normal settlement) will commence at 8.00 a.m. (London time) on the first Dealing Day following the date on which the Offer becomes or is declared unconditional in all respects (save for any condition relating to Admission).


future

Media with passion

FUTURE PLC

Recommended Offer by Morgan Stanley & Co. Limited

on behalf of

Future plc

for

HIGHBURY HOUSE COMMUNICATIONS PLC

and in the United States of America by Future plc

Circular to Shareholders

and

Notice of Extraordinary General Meeting

Notice of an extraordinary general meeting of Future, to be held at the offices of Allen & Overy LLP, One New Change, London EC4M 9QQ at 11.00 a.m. on Thursday, 31 March 2005, is set out at the end of this document. Future Shareholders are asked to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible, and, in any event, so as to be received by Future's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, by not later than 11.00 a.m. on Tuesday, 29 March 2005.

Morgan Stanley & Co. Limited is acting for Future and no-one else in connection with the Offer, and will not be responsible to anyone other than Future for providing the protections afforded to its clients nor for providing advice in relation to the Offer or any matter referred to herein.

This Circular should be read in conjunction with the accompanying Listing Particulars relating to Future which have been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000. A copy of the Listing Particulars has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of the Financial Services and Markets Act 2000.

This Circular does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor will there be any sale, issuance or transfer of the securities referred to in this Circular in any jurisdiction in contravention of applicable law.

Unless otherwise determined by Future and except to the extent permitted by applicable laws, the Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and the Offer is not capable of acceptance from or within these jurisdictions. Accordingly, neither this Circular nor the accompanying Listing Particulars or any related document are being, and no such document may be, directly or indirectly, mailed or otherwise forwarded, distributed or sent, in whole or in part, in, into or from Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in, into or from Australia, Canada or Japan or any other jurisdiction, if to do so would violate applicable laws in such jurisdiction.

The New Future Shares have not been, and will not be, registered under the US Securities Act, or under the securities laws of any state of the United States; have not been, and will not be, qualified for sale or resale under the securities laws of any province or territory of Canada; and no prospectus in relation to them has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, the New Future Shares are not being and will not be offered, sold, resold or delivered, directly or indirectly, in or into Australia, Canada or Japan or any other jurisdiction or to or for the account or benefit of any residents of Australia, Canada or Japan if to do so would constitute a violation of the laws of, or require registration thereof in, the relevant jurisdiction.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Circular contains statements about members of the Future Group and the Highbury Group that are or may be forward-looking statements. All statements other than statements of historical facts included in this Circular may be forward-looking statements. Any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negative thereof are forward-looking statements. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, profits, economic performance, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Future's or Highbury's operations; and (iii) the effects of government regulation on Future's or Highbury's businesses.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance, or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. All subsequent oral or written forward-looking statements attributable to Future or Highbury, or any of their members or any persons acting on their behalf, are expressly qualified in their entirety by the cautionary statement above. Except as required by law and regulation, neither Future nor any other party intends to update these forward-looking statements, even though the affairs of Future will change from time to time.

OFFER IN THE UNITED STATES

The Offer in the United States is being made solely by Future and neither Morgan Stanley & Co. Limited nor any of its affiliates or related entities is making the Offer in the United States.

Notice to New Hampshire Residents: Neither the fact that a registration statement or an application for a license has been filed under this chapter with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the New Hampshire Secretary of State that any document filed under Chapter 421-B of the New Hampshire Revised Statutes Annotated is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State of New Hampshire has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security, or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of this paragraph.

Future is not aware of any jurisdiction in which the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid statute of any state of the United States. If Future becomes aware of any valid US state statute prohibiting the making of the Offer, it will make a good faith effort to comply with such US state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Future cannot comply with any such state statute, the Offer will not be made to (and tenders will not be accepted from or on behalf of) holders in such state.

The Offer is being made for securities of a United Kingdom company and United States investors should be aware that the Announcement, this Circular, the Offer Document, the Listing Particulars and any other disclosure documents relating to the Offer have been or will be prepared in accordance with the City Code (as applicable), the Listing Rules (as applicable) and United Kingdom disclosure requirements, format and style, all of which differ from those in the United States. Future's and Highbury's financial statements, and all financial information that was included in the Announcement or that is or may be included in this Circular or that may be included in the Offer Document or the Listing Particulars or any other disclosure documents relating to the Offer, have been or will be prepared in accordance with United Kingdom generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

Future is incorporated under the laws of England and Wales. All of the Future Directors are residents of countries other than the United States. As a result, it may not be possible for United States shareholders of Future to effect service of process within the United States upon Future or such Future Directors or to enforce against any of them judgements of the United States predicated upon the civil liability provisions of the federal securities laws of the United States. It may not be possible to sue Future or its officers or directors in a non-US court for violations of the US securities laws.

In accordance with normal UK market practice, Future or its nominees or brokers (acting as agents) may from time to time during the period in which the Offer remains open for acceptance make certain purchases of, or arrangements to purchase, Highbury Shares otherwise than under the Offer, such as in open market or privately negotiated purchases. Such purchases, or arrangements to purchase, will comply with all applicable UK rules, including the City Code, the Listing Rules and the rules of the London Stock Exchange.

Any person who, alone or acting together with any other person(s) pursuant to an agreement or any understanding (whether formal or informal) to acquire or control securities of Highbury, owns or controls, or becomes the owner or controller, directly or indirectly, of 1 per cent. or more of the issued Highbury Shares is generally required under the provisions of Rule 8 of the City Code to notify a Regulatory Information Service and the Panel of every dealing in such securities during the Offer period. Please consult your financial adviser immediately if you believe this Rule may be applicable to you.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time and/or Dates
Offer announced	14 February 2005
Circular and Listing Particulars posted to Future Shareholders	11 March 2005
Offer Document and Listing Particulars posted to Highbury Shareholders	11 March 2005
Extraordinary General Meeting of Highbury to approve the disposal of BCom	10.00 a.m. on Tuesday, 29 March 2005
Latest time for receipt of forms of proxy for the Future Extraordinary General Meeting	11.00 a.m. on Tuesday, 29 March 2005
Extraordinary General Meeting of Future	11.00 a.m. on Thursday, 31 March 2005
Expected Completion date for the disposal of BCom	1 April 2005
First Closing Date of the Offer	3.00 p.m. on Friday, 1 April 2005

Note: In the event that the Offer has not been declared or become unconditional in all respects before the publication of Highbury's preliminary results for the year ended 31 December 2004, the publication of such Highbury preliminary results may give rise to a requirement for Future to publish supplementary listing particulars. In this event, supplementary listing particulars are expected to be published as soon as reasonably practicable following the release of Highbury's preliminary results for the year ended 31 December 2004 and Future will make an announcement that such supplementary listing particulars have been published and will be available for collection on request from Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX. It is expected that Highbury's preliminary results for the year ended 31 December 2004 will be published by 30 April 2005.



Media with passion

Future plc
Beauford Court
30 Monmouth Street
Bath BA1 2BW

Tel: +44(0)1225 442244
Fax: +44(0)1225 822836

www.futureplc.com

Reg No. 3757874 England

11 March 2005

Dear Fellow Shareholder,

Recommended Offer for Highbury House Communications plc

1. **Introduction**

On 14 February 2005, the boards of Future and Highbury announced that they had reached agreement on the terms of a recommended share offer (with a Partial Cash Alternative) to be made by Morgan Stanley on behalf of Future (or by Future in the United States) to acquire the whole of the issued and to be issued ordinary share capital of Highbury.

The Acquisition represents an attractive opportunity for the Future Group to take a significant further step forward within the special-interest consumer magazine sector. The Board believes that, as a result of combining the complementary magazine portfolios, the Enlarged Group will have increased scale and financial strength for stronger growth. The Board believes that the Acquisition will be beneficial to Future Shareholders, customers and employees.

Your approval of the Acquisition is required at an Extraordinary General Meeting to be held at 11.00 a.m. on Thursday, 31 March 2005. The purpose of this letter is to explain to you the background to and reasons for the Offer, to seek your support for the Acquisition and to explain why the Board believes it to be in the best interests of Future Shareholders as a whole. The action you should take to vote and the recommendations of the Board are set out in paragraphs 11 and 14, respectively, of Part I of this Circular.

2. **Summary of the Terms of the Offer**

The Offer is subject to satisfaction of a number of conditions all of which are set out in Part V of the Listing Particulars. The Offer is made by Morgan Stanley on behalf of Future (or by Future in the United States). Under the terms of the Offer, Highbury Shareholders will receive from Future:

10 New Future Shares **for every 83.25 Highbury Shares**

and so on in proportion for any number of Highbury Shares held. Fractions of New Future Shares will not be allotted to Highbury Shareholders who accept the Offer. Instead, entitlements to New Future Shares will be rounded down to the nearest whole number of New Future Shares and the New Future

Shares representing the aggregate of these fractional entitlements will be sold in the market and the net proceeds will be retained for the benefit of the Enlarged Group.

The Offer will include a Partial Cash Alternative described in more detail in paragraph 3 of this Circular.

The Offer values the issued share capital of Highbury at approximately £32.1 million and each Highbury Share at 10.15 pence (calculated using the Closing Price of a Future Share of 84.50 pence on 9 March 2005, being the latest practicable date prior to the publication of this Circular), representing a premium of:

- 37.5 per cent. over the Closing Price of a Highbury Share of 7.38 pence on 25 January 2005, being the last Dealing Day prior to Highbury's announcement on 26 January 2005 that it had received an approach that might or might not lead to an offer for Highbury;
- 8.2 per cent. over the Closing Price of a Highbury Share of 9.38 pence on 11 February 2005, being the last Dealing Day prior to the Announcement;
- 4.1 per cent. over the Closing Price of a Highbury Share of 9.75 pence on 9 March 2005, being the latest practicable date prior to the publication of this Circular; and
- 21.8 per cent. over the price of 8.33 pence per Highbury Share, being the average Closing Price of a Highbury Share over the three months prior to 26 January 2005.

At the Offer price, Highbury has an enterprise value of £89.8 million, including Highbury's current net debt of £57.7 million (as at 9 March 2005), which will be repaid, following the Offer becoming or being declared unconditional in all respects, using funds available to the Enlarged Group, under the Credit Facility from Barclays Bank PLC (referred to in paragraph 11.1(c) of Part VI of the Listing Particulars).

The Highbury Directors have unanimously recommended that all Highbury Shareholders accept the Offer. Future has received irrevocable undertakings from the Highbury Directors (and certain of their connected persons) to accept the Offer in respect of their holdings of 4,636,734 Highbury Shares in aggregate, representing approximately 1.5 per cent. of Highbury's existing issued ordinary share capital. These irrevocable undertakings to accept the Offer are binding unless the Offer lapses or is withdrawn.

Full acceptance of the Offer will result in the issue of up to approximately 38.0 million New Future Shares by Future, resulting in Highbury Shareholders holding approximately 10.44 per cent. of the Enlarged Share Capital (assuming (i) no exercise of any of the options granted under the Future Incentive Schemes after 9 March 2005 (being the latest practicable date prior to publication of this Circular), (ii) no elections for cash under the Partial Cash Alternative and (iii) no exercise of any of the options granted under the Highbury Share Option Schemes and no further Highbury Shares issued after 9 March 2005 (being the latest practicable date prior to the publication of this Circular)).

The New Future Shares will rank *pari passu* with existing Future Shares in all respects, including the right to receive all dividends declared, made or paid from the date the Offer becomes or is declared unconditional in all respects. It is expected that Future's interim dividend for the six months ending 31 March 2005 will be declared after the Offer becomes or is declared unconditional in all respects and will be paid, *inter alios*, to those Highbury Shareholders who have validly accepted the Offer and to whom New Future Shares have been issued prior to the record date for such interim dividend. New Future Shares may be held in certificated form or in uncertificated form through CREST.

3. **Partial Cash Alternative**

Under the Partial Cash Alternative, each Highbury Shareholder who validly accepts the Offer may elect to receive, subject to the limitations set out below, 10.0 pence in cash for each Highbury Share, instead of some or all of the New Future Shares to which he would otherwise become entitled. The aggregate amount of cash payable pursuant to the Partial Cash Alternative will not exceed £10.0 million. Accordingly, the extent to which effect will be given to elections for the Partial Cash Alternative will depend upon the extent to which elections under the Partial Cash Alternative are not made by other Highbury Shareholders. If such cash amount is insufficient to satisfy all elections for the Partial Cash Alternative, such elections will be scaled down as nearly as is practicable on a pro rata basis to the applications, with the balance of entitlements being satisfied in New Future Shares (subject to fractional entitlements being treated as referred to in paragraph 2 of Part I of this Circular).

The Partial Cash Alternative will remain open until 3.00 p.m. (London time) on Friday, 1 April 2005 and may not be available thereafter. The Partial Cash Alternative is conditional upon the Offer becoming or being declared unconditional in all respects.

The cash payable under the Partial Cash Alternative will be funded from a new committed Credit Facility from Barclays Bank PLC. Further details of this Credit Facility are set out in paragraph 11.1(c) of Part VI of the Listing Particulars.

Further details of the conditions to the Offer are set out in Part V of the Listing Particulars.

4. Background to and reasons for the Offer

Future is a successful international publisher of special-interest consumer magazines.

Future's stated strategy has been to focus on organic growth and selective acquisition opportunities within the special-interest consumer magazines sector which it knows well, primarily in the UK and US. This strategic focus has enabled Future to increase group sales by 33 per cent. and its adjusted annual operating profit by 136 per cent. comparing the audited published results for the year ended 31 December 2001 with the unaudited published results for the twelve months to 30 September 2004.

As part of this strategy, Future has acquired and successfully integrated 14 titles over the two years to 30 September 2004. These acquisitions were funded from the Future Group's own net cash resources rather than net debt. Since that date Future has purchased a further 16 titles. The Board considers that the Future Group is well positioned for further acquisition-based growth.

The Acquisition represents an attractive opportunity for the Future Group to take a significant further step forward within the special-interest consumer magazines sector. Following completion of the Acquisition, Future intends to continue the process of divestment of certain Highbury business units, initiated by the management of Highbury, in order to focus on the consumer magazine portfolio.

Following completion of the Acquisition, Future will become the second-largest publisher of special-interest consumer magazines in the UK and the third-largest UK consumer magazine publisher overall, in each case as measured by retail sales value. Future had revenues for the year ended 31 December 2003 of £182.7 million and adjusted operating profits for the year ended 31 December 2003 of £22.5 million. Highbury had revenues for the year ended 31 December 2003 of £108.1 million and adjusted operating profits for the year ended 31 December 2003 of £10.1 million. As at 31 December 2004, the Enlarged Group (excluding BCom) would have had approximately 2,000 employees and would have published over 170 consumer magazine titles (excluding Highbury Local titles).

Further financial information relating to Future is set out in Part II of the Listing Particulars and further financial information relating to Highbury is set out in Part III of the Listing Particulars. A pro forma statement of net assets of the Enlarged Group as at 30 September 2004 is set out in Part IV of the Listing Particulars. Future Shareholders should read the whole of this Circular and the information in the Listing Particulars referred to in this Circular and not just rely on the summary financial information set out in this Circular.

The Board believes that, as a result of combining the complementary magazine portfolios, the Enlarged Group will have increased scale and financial strength for stronger growth. The Board believes that the Acquisition will be beneficial to shareholders, customers and employees.

Specifically, given the synergies expected to be created through the combination, shareholders in the Enlarged Group will benefit from the value intended to be created by:

- *Further diversification of Future's portfolio*

Future will have an increasingly diverse portfolio of special-interest consumer titles, lessening its dependence on any one sub-sector. In particular, the Board estimates that the revenue contribution from games titles for Future, which was 46 per cent. for the year ended 31 December 2003, would reduce to below 35 per cent. for the Enlarged Group (excluding BCom) and from 33 per cent. to below 25 per cent. for the enlarged UK business.

- *Expansion through the addition of a complementary portfolio of assets*

The Future and Highbury portfolios are highly complementary and they generally operate in the same or adjacent sectors. Indeed many of the attractive special-interest titles now owned by Highbury have previously been considered as acquisition targets by Future.

In particular, the Acquisition would build on Future's existing offering in sectors such as cars, computer games, computing, digital photography, hobbies & pastimes, home entertainment and parenting and will open up new sectors adjacent to its current operations in areas such as gardening, home interests, men's lifestyle, motorbikes and puzzles.

Future envisages that Highbury's US assets will be integrated into Future's established US operations, which in 2003 accounted for 25 per cent. of Future's turnover and that Highbury's contract publishing business will be merged with Future Plus, its own existing contract publishing operation.

- *Increased operational and financial scale*

The Acquisition will deliver further momentum to Future's UK and US operations through increased scale, strengthening its position within the retail environment. It will provide further financial strength to drive both organic and subsequent acquisition-led growth.

- *Enhanced revenue opportunities*

Future will use its financial strength and proven experience together with the combined management skills in the Enlarged Group to drive the launch of new titles and brand extensions. The portfolio of the Enlarged Group will be broader and deeper. Revenue opportunities include:

- greater launch activity with a number of Highbury's titles acting as important platforms;
- further development of Highbury's export and licensing activities;
- more bases for subsequent acquisitions; and
- building on a successful contract publishing skill-set.

- *Attractive cost savings*

The Board believes that the annualised operating cost savings as a result of combining the two businesses will amount to at least £4.5 million in the first full financial year of ownership of Highbury (the year to 30 September 2006). These savings will be realised through operational efficiencies such as securing enhanced supply terms (including paper, print and cover-mounts) and the rationalisation of stock exchange listing and headquarters' costs and other overhead areas. The total costs of achieving these savings are expected to amount in total to up to £4.0 million, which are expected to be incurred in the current financial year.[1]

Other substantial benefits, at a cash cost to be determined, could include improved distribution arrangements and, separately, increased volume sales efficiency and rationalisation of the property portfolio, especially in central London (which may lead to an additional property provision).

- *More efficient balance sheet*

Following the Offer becoming or being declared unconditional in all respects and prior to the planned Highbury disposal of BCom, Highbury's current net debt of £57.7 million (as at 9 March 2005) will be repaid using funds available to the Enlarged Group under the Credit Facility from Barclays Bank PLC (referred to in paragraph 11.1(c) of Part VI of the Listing Particulars). The Enlarged Group will therefore have aggregate borrowings of between £75 million and £85 million (assuming no elections under the Partial Cash Alternative and before receipt of the BCom disposal proceeds). This level of gearing is part of the Board's plan for a more efficient capital structure. The Directors will continue to

---

The expected operating cost savings have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and exchange rates and the current regulatory environment. The statement of estimated operating cost savings relates to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated. This statement should not be interpreted to mean that the earnings per share in the financial year of the Acquisition, or in any subsequent period, would necessarily match or be greater than those for the relevant preceding financial period.

maintain a prudent overall approach to financing, whilst preserving flexibility to take advantage of further business opportunities in due course.

- *Earnings accretion*

The Board believes that the Acquisition will have an accretive effect on earnings per share in the first full year of ownership. (This statement does not constitute a profit forecast nor should it be interpreted to mean that future earnings per share of Future following the Offer becoming or being declared unconditional in all respects will necessarily match or exceed historical earnings per share of Future.)

- *Integration plan*

Future intends to blend Future's and Highbury's consumer businesses in the UK, also to integrate Highbury's smaller US business with Future's US business and to merge Highbury's contract publishing business with Future Plus. Future also intends to rationalise the Enlarged Group's property portfolio, preferably establishing a single central London site.

In addition, Future will integrate the different elements of Highbury to provide enhanced management visibility, control and responsiveness. The Board believes that the Enlarged Group will provide an increased range of career opportunities for employees.

The Board believes that, if approved, this transaction will also benefit Highbury Shareholders by affording them an opportunity to share in the success of the Enlarged Group including the benefit of synergies not otherwise available to Highbury as a stand-alone business.

5. **Information on Future**

Future was founded in the UK in 1985. Today, it publishes over 100 regular monthly special-interest consumer magazines worldwide with strong portfolios within the computing, computer games, music, sports and hobby sectors. Based on audited circulation figures published in February 2004 by ABC in respect of 2003, Future was the fifth largest consumer magazine publisher in the UK as measured by retail sales value. Based on the 2004 audited circulation figures published by ABC on 17 February 2005, Future is currently the sixth largest consumer magazine publisher in the UK as measured by retail sales value. Such change, relative to 2003, is due not to Future's performance but to a joint venture entered into in 2004 between two other consumer magazine publishers which were smaller than Future, but produced a total combined ABC audited circulation figure slightly greater than Future's (as measured by retail sales value) for 2004. As at 9 March 2005 (being the latest practicable date prior to publication of this Circular), Future's market capitalisation was £275.2 million.

Future employs approximately 1,200 people in offices in the UK, US, France and Italy. Over 100 international editions of Future's magazines are also published under licence in 30 other countries across the world. Future is listed on the London Stock Exchange (symbol FUTR) and is headquartered in Bath. On 26 January 2005, Future changed its name from The Future Network plc to Future plc.

In 2004, Future changed its financial year-end to 30 September, having first taken the voluntary step of obtaining shareholder approval at its annual general meeting held in May 2004. The 2004 financial reporting period was then shortened to the nine months ended 30 September 2004. The reasoning behind this change was explained in advance in Future's 2003 Annual Report and again in Future's 2004 Annual Report, the reason being that the final quarter of the calendar year (October to December) generates a significant proportion of Future's revenues and profits. Having this as the final quarter of the reporting year meant that annual profits could potentially fluctuate substantially based on trading in the last quarter of the financial period. This in turn made the task of forecasting performance during the year more challenging. The change of financial year-end from 31 December to 30 September achieves a more balanced and effective management of the business internally, whilst also providing a better framework for managing the business as a public company.

In the UK, Future's magazines are published principally in Bath and London by a subsidiary, Future Publishing Limited. In the US, Future's magazines are published by Future Network USA, Inc.; in France by Future France S.A.S.; and in Italy by Future Media Italy S.p.A..

For the year ended 31 December 2003, Future reported audited turnover of £182.7 million and an audited profit before tax and goodwill amortisation of £22.7 million. As at 31 December 2003, Future had audited net assets of £111.9 million, including audited net cash of £13.4 million.

For the nine months ended 30 September 2004, Future reported audited turnover of £133.0 million and an audited profit before tax and goodwill of £13.3 million. As at 30 September 2004, Future had audited net assets of £107.7 million, including audited net cash of £9.8 million. For the twelve months to 30 September 2004, Future had unaudited sales of £190.4 million and an unaudited adjusted operating profit of £23.6 million.

Further financial information relating to Future and the Enlarged Group is set out in Parts II and IV of the Listing Particulars.

6. **Current trading and prospects for Future**

On 7 December 2004, Future issued its preliminary results for the nine months ended 30 September 2004. This included a statement, which was repeated in the subsequent 2004 annual report of Future, which stated:

"This has been an important period of growth for Future—but not nearly as important as the growth we are planning for the next four years. Our target is to double the sales and profits of the business."

This statement was expressing the aspirations of the Future Directors and was not made to the standards that can be reported upon under the requirements of the City Code or the Listing Rules. This statement does not constitute a profit forecast (as defined by the City Code and the Listing Rules), nor should it be interpreted to mean that future earnings per share of Future following the Offer becoming or being declared unconditional in all respects will necessarily match or exceed historical earnings per share of Future.

To coincide with Future's Annual General Meeting on 26 January 2005, Future released a trading update in relation to its revenues and general trading for the three months ended 31 December 2004. The trading update indicated that trading was satisfactory, in particular, it was reported that:

"At the operating level, first quarter profitability (in terms of adjusted operating profit as a percentage of turnover) was modestly ahead of that for the first quarter last year. Last year such profits represented approximately 44 per cent. of the total for the 12 months ended 30 September 2004. The Board expects that this strong seasonal quarter will account for a similarly significant portion of profitability for the current financial year to 30 September 2005."

The assumptions on which the above profit forecast is based, together with reports related thereto, are provided in Section B of Part II of the Listing Particulars.

On 17 February 2005, following publication by ABC of the annual and six-monthly ABC audited circulation figures for the period ended 31 December 2004, Future announced the ABC results for the 53 titles in its UK portfolio of 76 monthly and bi-monthly magazines that are audited, together with the audited circulation figures for its US magazines.

The ABC audited circulation figures highlighted certain overall trends for Future's UK portfolio:

(i) continuing diversification of the overall portfolio as well as growth in music-making, music-listening, motoring, stitching and home entertainment sectors;

(ii) a steady performance within games; and

(iii) developing and adapting the computing portfolio.

US audited circulation figures for the period from July to December 2004 were flat overall year-on-year at 1,894,504 copies per month, with increases in subscriptions offset by lower newsstand sales in the period. The guitar titles, acquired in 2003, produced a strong performance, up 7.2 per cent. overall, with gains in subscriptions for both *Guitar One* and *Guitar World*. Future's two computing titles were down 5.7 per cent.. These figures do not include data for *Mobile PC*, which launched during the year. Games magazines were down 0.5 per cent. at 1,106,989 copies per month. *PSM* and *Official Xbox Magazine* both strengthened their positions in the single format console categories.

Since 30 September 2004, Future has acquired 15 magazines in the United Kingdom and one title in the United States. The magazine titles acquired in the United Kingdom are *What Laptop*, *Junior*, *Junior Pregnancy & Baby* and *Wedding Day*; and the 11 motoring enthusiast titles acquired by way of the acquisition of A&S Publishing Limited. The magazine title acquired in the US is *Snowboard Journal*.

For the financial year to date, current trading has been satisfactory. The Board considers the financial and trading prospects for Future for the current financial year to be satisfactory.

7. **Information on Highbury**

Highbury is a publisher of over 200 consumer, business to business and contract magazines (from a number of offices, including London, Swanley, Manchester, Ely, Orpington and Bournemouth). It publishes 94 consumer titles primarily in the UK and also has operations in the United States, South Africa and Australia. It distributes titles throughout Europe, North America and Africa, and employs approximately 1,000 people in total.

In the year ended 31 December 2003, Highbury reported audited turnover of £108.1 million and an audited profit before tax, goodwill amortisation, impairment and exceptional items of £7.1 million. As at 31 December 2003, Highbury had audited net assets of £99.9 million including audited net debt of £61.9 million.

For the half year ended 30 June 2004, Highbury reported unaudited turnover of £55.5 million and an unaudited profit before tax, goodwill amortisation, impairment, exceptional items, refinancing fees and loss on disposal of an associated undertaking of £2.4 million. As at 30 June 2004, Highbury had unaudited net assets of £74.0 million, including unaudited net debt of £59.3 million.

On 9 February 2005, Highbury announced that it had entered into a conditional agreement to dispose of BCom. Highbury has today posted a circular to the Highbury Shareholders convening an extraordinary general meeting of Highbury on Tuesday, 29 March 2005 to approve the disposal of BCom. Assuming that Highbury Shareholders approve the disposal of BCom, it is anticipated that completion of the transaction will occur on 1 April 2005. The Offer is not conditional on the disposal of BCom.

On 1 March 2005 Highbury announced that it had entered into new banking facilities; further details are set out in paragraph 11.2(s) of Part VI of the Listing Particulars. If the Offer becomes or is declared unconditional in all respects, Future intends that these banking facilities will be repaid utilising funds available under the Credit Facility. Further details of the Credit Facility are set out in paragraph 11.1(c) of Part VI of the Listing Particulars.

On 8 March 2005, Highbury announced that it had disposed of Highbury Local to Archant Holdings Limited for total consideration of approximately £6.1 million. The net proceeds of sale of approximately £5.4 million were used to repay debt owed by the Highbury Group to Barclays Bank PLC. Further details of this agreement are set out in paragraph 11.2(m) of Part VI of the Listing Particulars.

In terms of current trading, trading in parts of the Highbury business was softer than anticipated in the third and fourth quarters of 2004. This pattern has continued into the first weeks of the current financial year. Whilst action has been taken by the Highbury Directors to address the business's weaknesses, the Highbury Directors believe that the benefits of these actions including, for example, the relaunch of the Highbury Home Interest titles, increased spend on editorial content and greater focus on increasing circulation and advertising revenues, will not start to be seen until the second half of 2005. However, the Highbury Directors view the financial and trading prospects of Highbury with understandable caution.

The Highbury Group indebtedness has increased during the period from 30 June 2004 to 31 January 2005, the last month end date for which Highbury Group financial information has been prepared, principally reflecting the financial results of the Highbury Group during that period and any associated movement in working capital. Consolidated net assets decreased substantially in the same period reflecting the intangible publishing rights and goodwill non-cash impairment charge and other exceptional items in the year to 31 December 2004, as described in the profit estimate set out in Section C of Part III of the Listing Particulars.

Further financial information relating to Highbury is set out in Part III of the Listing Particulars. Information relating to the profit estimate of Highbury for the twelve month period ended 31 December 2004 is set out in Section C of Part III of the Listing Particulars.

8. Prospects for the Enlarged Group

The Enlarged Group will be the second-largest publisher of special interest consumer magazines in the UK and the third-largest UK consumer magazine publisher overall, in each case as measured by retail sales value. As at 31 December 2004, the Enlarged Group (excluding BCom) would have had approximately 2,000 employees and would have published over 170 consumer magazine titles (excluding Highbury Local titles).

The Board believes that, as a result of combining the complementary magazine portfolios, the Enlarged Group will have increased scale and financial strength for stronger growth and will benefit from:

- an increasingly diverse portfolio of special-interest consumer titles, lessening its dependence on any one sub-sector;
- building on Future's existing offering in sectors such as cars, computer games, computing, digital photography, hobbies & pastimes, home entertainment and parenting and opening up new sectors adjacent to Future's current operations in areas such as gardening, home interests, men's lifestyle, motorbikes and puzzles;
- further financial strength to drive both organic and subsequent acquisition-led growth;
- enhanced revenue opportunities, including greater launch activity, further development of Highbury's export and licensing activities, more bases for subsequent acquisitions and building on a successful contract publishing skill-set;
- attractive cost savings, amounting to at least £4.5 million in the first full financial year (with costs of achieving these savings expected to amount in total to up to £4.0 million)[2];
- a more efficient capital structure. The Future Directors will continue to maintain a prudent overall approach to financing, whilst preserving flexibility to take advantage of further business opportunities in due course; and
- an accretive effect on earnings per share in the first full year of ownership. (This statement does not constitute a profit forecast nor should it be interpreted to mean that future earnings per share of the Enlarged Group following the Offer becoming or being declared unconditional in all respects will necessarily match or exceed historical earnings per share of Future).

The Board considers the financial and trading prospects for the Enlarged Group for the current financial year to be satisfactory.

9. Inducement fee

As an inducement to Future to make the Offer, Highbury and Future have entered into an agreement under which Highbury has agreed to pay Future in cash an inducement fee of approximately £0.3 million (inclusive of VAT) in the event that the Offer is withdrawn (whether before or after posting of the Offer Document) or lapses in accordance with its terms (other than solely as a consequence of (i) the non-fulfilment of the regulatory condition set out in paragraph (d) of Part V of the Listing Particulars or (ii) in the event of a Higher Competing Offer (as defined below), the non-fulfilment of the condition set out in paragraph (c) of Part V of the Listing Particulars) and prior to such withdrawal or lapse:

(i) any person or entity (other than Future or any person acting in concert with Future, as such term is defined in the Code) publicly announces an intention to make a Higher Competing Offer (as defined below) in accordance with Rule 2.5 of the Code, which has not been withdrawn prior to the withdrawal or lapse of the Offer and such Higher Competing Offer (as defined below) subsequently becomes or is declared unconditional in all respects;

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(2) The expected operating cost savings have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and exchange rates and the current regulatory environment. The statement of estimated operating cost savings relates to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated. This statement should not be interpreted to mean that the earnings per share in the financial year of the Acquisition, or in any subsequent period, would necessarily match or be greater than those for the relevant preceding financial period.

(ii) the Highbury Directors (or any independent committee of the Highbury board of directors) withdraw or modify, in a manner adverse to Future, their recommendation to the Highbury Shareholders in respect of the Offer; or

(iii) Highbury (or any other member(s) of the Highbury Group) enters into an agreement to dispose of any of Highbury's (or the Highbury Group's) assets (other than an agreement to dispose of BCom and/or Highbury Local) having an aggregate value in excess of £6 million, without the consent of Future.

For the purposes of this paragraph 9 of Part I of this Circular, a "Higher Competing Offer" means an offer or proposal (however effected, including by means of a scheme of arrangement) to acquire Highbury Shares carrying more than 50 per cent. of the voting rights normally exercisable at general meetings which is made or to be made by, or on behalf of, a person or entity other than Future or any person acting in concert with Future and which involves either a cash offer (or a cash alternative to a securities exchange offer) at a price in excess of 10.0 pence per Highbury Share or a securities exchange offer (without a cash alternative), involving either (a) the issue of securities of a class already admitted to trading on the London Stock Exchange (or on the Alternative Investment Market of the London Stock Exchange or admitted to trading on any other exchange) or (b) the issue of unlisted securities, the value of which offer or proposal, in either case, on the day of announcement exceeds 10.0 pence per Highbury Share.

10. Extraordinary General Meeting

The New Future Shares will be allotted and issued to Highbury Shareholders pursuant to a resolution passed at the annual general meeting of Future held on 26 January 2005 at which the Future Directors were generally and unconditionally authorised for the purposes of section 80 of the Act to exercise all the powers of Future to allot relevant securities up to the nominal amount of £1,070,000. However, due to its size, the Offer is conditional, *inter alia*, upon the passing by Future Shareholders at the Extraordinary General Meeting of an ordinary resolution to approve the Offer.

Set out on page 17 of this Circular is a notice convening an Extraordinary General Meeting to be held at the offices of Allen & Overy LLP, One New Change, London EC4M 9QQ at 11.00 a.m. on Thursday, 31 March 2005 at which an ordinary resolution to approve the Offer will be proposed.

11. Action to be taken

Future Shareholders will find enclosed with this Circular a Form of Proxy to be used in connection with the Extraordinary General Meeting or at any adjournment thereof. The Form of Proxy is reply-paid for use in the United Kingdom only. Whether or not you are able or intend to attend the Extraordinary General Meeting, please complete and sign the Form of Proxy and return it in accordance with the instructions printed on it to Future's Registrars, Lloyds TSB Registrars, at The Causeway, Worthing, West Sussex BN99 6ZL, so as to arrive as soon as possible and, in any event, no later than 11.00 a.m. on Tuesday, 29 March 2005. Completing and returning the Form of Proxy will not prevent a member from attending in person at the meeting and voting should he/she so wish.

12. Further Information

Further information on Future and Highbury is contained in the accompanying Listing Particulars, which should be read in conjunction with this Circular. Pro forma financial information relating to the Enlarged Group, including the basis on which it has been prepared, is set out in Part IV of the Listing Particulars.

13. Financial Advice

The Directors, who have received financial advice from Morgan Stanley, consider the terms of the Acquisition to be fair and reasonable. In providing advice to the Directors, Morgan Stanley has relied upon the Directors' commercial assessment of the terms of the Acquisition.

14. Recommendation

The Board considers that the Acquisition is in the best interests of Future and its Shareholders as a whole.

Accordingly, the Board unanimously recommends Future Shareholders to vote in favour of the resolution to be proposed at the Extraordinary General Meeting, as the Directors intend to do so in respect of their own beneficial holdings of, in aggregate, 5,520,980 Future Shares, representing 1.70 per cent. of the existing issued ordinary share capital of Future.

Yours faithfully,



Roger Parry
Chairman

PART II—ADDITIONAL INFORMATION

1. Responsibility

The Directors, whose names are set out in paragraph 6.1 of Part VI of the Listing Particulars, accept responsibility for the information contained in this Circular and for those parts of the Listing Particulars referred to in paragraph 4 of this Part II (which are deemed to be incorporated into this Circular). To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Circular and those parts of the Listing Particulars which are deemed to be incorporated into this Circular by virtue of the above is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. General

2.1 Morgan Stanley & Co. Limited has given and has not withdrawn its written consent to the issue of this Circular with the incorporation by reference of its letters and reports referred to in Part II and Part III of the Listing Particulars and references thereto and to its name in the form and context in which it appears and has authorised such inclusions for the purposes of Regulation 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

2.2 PricewaterhouseCoopers LLP has given and has not withdrawn its written consent to the issue of this Circular with the incorporation by reference of its reports and letters referred to in Parts II, III and IV of the Listing Particulars and references thereto and to its name in the form and context in which it appears, and has authorised the content of those parts of this document which comprise the reports and letters and the said references for the purposes of paragraph 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

2.3 Close Brothers Corporate Finance Limited has given and has not withdrawn its written consent to the issue of this Circular with the incorporation by reference of its letters and reports referred to in Part III of the Listing Particulars and references thereto and to its name in the form and context in which it appears and has authorised such inclusions for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

2.4 Deloitte & Touche LLP has given and has not withdrawn its written consent to the issue of this Circular with the incorporation by reference of its letters and reports referred to in Part II and Part III of the Listing Particulars and references thereto and to its name in the form and context in which it appears and has authorised such inclusions for the purposes of Regulation 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

3. Documents available for inspection

Copies of all the documents referred to in paragraph 17 of Part VI of the Listing Particulars and the written consents referred to in paragraph 2 above will be available for inspection during normal business hours on Monday to Friday each week (public holidays excepted) at Future's registered office and at the offices of Allen & Overy LLP at One New Change, London EC4M 9QQ while the Offer remains open for acceptance.

4. Further Information in the Listing Particulars

Your attention is drawn to the following information in the Listing Particulars for which the Directors accept responsibility:

(a) Paragraph 16 of Part I (listing, settlement and dealings);

(b) Section B of Part II (profit forecast of Future for the 12-month period to 30 September 2005);

(c) Sections A (Historical Financial Information relating to Highbury) and C of Part III (Highbury Profit Estimate);

(d) Section D of Part III (Unaudited Reconciliations showing the impact on Highbury's Financial Information of applying Future's accounting policies);

(e) Part IV (pro forma financial statement of net assets of the Enlarged Group); and

(f) Part VI: paragraph 3.12 (no offer to the public), paragraphs 7.1 and 7.3 (interests in Future Shares), paragraph 7.5 (directors' interests in transactions), paragraph 8 (directors' service agreements), paragraph 11 (material contracts), paragraphs 12.1 and 12.3 (litigation), paragraph 15 (working capital) and paragraphs 16.1 and 16.2 (no significant change).

Dated: 11 March 2005

Future plc

(the "Company")
(Registered in England and Wales under number 3757874)

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the Company will be held at the offices of Allen & Overy LLP, One New Change, London EC4M 9QQ on Thursday, 31 March 2005 at 11.00 a.m. for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an ordinary resolution:

> **THAT** the offer by Morgan Stanley & Co. Limited on behalf of the Company (or by the Company in the United States) (including any amendments, variations, revisions, increases, extensions or renewals thereof) to acquire the whole of the issued and to be issued share capital of Highbury House Communications plc (the "Offer") on the terms and conditions contained in the offer document dated 11 March 2005 from Morgan Stanley & Co. Limited on behalf of the Company (or by the Company in the United States) addressed to the shareholders of Highbury House Communications plc (the "Offer Document") (or upon the terms and conditions of any additional or other offer(s) approved by the directors of the Company (the "Directors") or any duly authorised committee thereof and with authority to the Directors or any such committee to waive, amend, revise, vary, increase, extend or renew any of the terms or conditions of the Offer as originally made or, as subsequently amended or waived, revised, increased, extended or renewed other than to any material extent) be and is hereby approved and all acts, agreements, arrangements and indemnities which the Directors or any such committee consider necessary or desirable for the purpose of or in connection with the Offer or such additional or other offer(s), be and are hereby approved.

Registered office:
Beauford Court
30 Monmouth Street
Bath BA1 2BW

By order of the board:



Mark Millar
Company Secretary
Dated: 11 March 2005

Notes:

1. *A member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies, in accordance with the provisions of the Company's articles of association, to attend and, on a poll, to vote instead of him or her at such a meeting. A proxy need not be a member of the Company and the appointment of a proxy does not preclude a member from attending and voting in person if he or she wishes to do so. A form of proxy is enclosed for this purpose. To be effective this form must be lodged with the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL no later than 11.00 a.m. on Tuesday, 29 March 2005, together with the authority or power of attorney (if any) under which it is signed.*

2. *Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company gives notice that only those shareholders entered on the register of members of the Company at 6.00 p.m. on 29 March 2005 will be entitled to attend or vote at the Extraordinary General Meeting in respect of the number of Ordinary Shares registered in their name at that time. Changes to entries on the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting or any adjourned meeting (as the case may be).*

3. *Your attention is also drawn to the notes on the accompanying form of proxy.*

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



(Signature)

MARK MILLAR COMPANY SECRETARY

(Name and Title)

March 14, 2005

(Date)